Exhibit 99.4

Iveco Group N.V.

(a public company (naamloze vennootschap) incorporated under the laws of the Netherlands with its registered address in Turin, Italy)

Admission to listing and trading of all common shares on Euronext Milan

This prospectus (this Prospectus) prepared in connection with the Demerger (as defined below) and the first admission to listing and trading (the Admission) of all of the common shares (the Common Shares) in the share capital of Iveco Group N.V. (the Company) on Euronext Milan (previously named the Mercato Telematico Azionario), a regulated market operated by Borsa Italiana S.p.A. in Milan, Italy (Euronext Milan).

Capitalized terms used but not otherwise defined in this Prospectus are defined in Section 15 (Definitions and Glossary).

At the date of this Prospectus, CNH Industrial N.V. (CNH Industrial) owns and controls the Commercial and Specialty Vehicles business and the Powertrain business as well as the related Financial Services business (together the Iveco Group Business). It is expected that the Iveco Group Business will be separated from CNH Industrial in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to the Company on December 31, 2021 (the Demerger). The Demerger is expected to become effective on January 1, 2022 (the Effective Date).

As part of the Demerger and by operation of law, each holder of common shares in the share capital of CNH Industrial (the CNH Common Shares) will receive one Common Share for every five CNH Common Shares which it holds (the Allotment Ratio) on December 31, 2021 (the Demerger Record Date) (such holder of CNH Common Shares on the Demerger Record Date being a CNH Shareholder). Each CNH Shareholder that, in addition to holding CNH Common Shares, is registered in the loyalty register of CNH Industrial (the CNH Loyalty Register) will be registered in the loyalty register of the Company (the Loyalty Register) for the corresponding number of Common Shares pursuant to the Allotment Ratio. If such CNH shareholder also holds CNH Special Voting Shares, it will, by operation of law, receive a number of Special Voting Shares that is equal to the number of Common Shares for which it will be registered in the Loyalty Register (the receipt of Common Shares and, if applicable, Special Voting Shares by CNH Shareholders as part of the Demerger being the Share Allocation). If such CNH Shareholder is registered in the CNH Loyalty Register electing to receive CNH Special Voting Shares upon completion of the required holding, it will also be registered in the Loyalty Register electing to receive Special Voting Shares upon completion of the required holding period, whereby the holding period to receive Special Voting Shares shall be shortened by the period of time by which such holder of Common Shares had already been registered in the CNH Loyalty Register. As a result of the Demerger, CNH Shareholders at the Demerger Record Date will therefore become a shareholder of two independent public companies: CNH Industrial and the Company.

Receiving the Shares as a result of the Demerger involves substantial risks and uncertainties. An investor is exposed to the risk to lose all or part of his/her/its investment. Before receiving the Shares, any CNH Shareholder must read this entire document and in particular Section 1 (Risk Factors).

Prior to the Admission, there has been no public market for the Common Shares. On or about November 15, 2021, application will be made to list all of the Shares under the symbol “IVG” on Euronext Milan. Trading in the Shares on an “as-if-and-when-delivered” basis on Euronext Milan is expected to start on or about January 3, 2022 (the First Trading Date).

Allotment, delivery and settlement of the Common Shares (Settlement) to the CNH Shareholders is expected to take place on or about January 5, 2022 (the Settlement Date) through the book-entry systems of Monte Titoli S.p.A. For more information on the Demerger, see Section 4 (The Demerger and Admission).

This Prospectus constitutes a prospectus for the purposes of Article 3 of Regulation 2017/1129/EU (the Prospectus Regulation) and has been prepared in accordance with the Prospectus Regulation. This Prospectus has been approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the AFM), as competent authority under the Prospectus Regulation. The AFM only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the Company or the quality of the securities that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the Shares. The Company has requested the AFM to notify its approval in accordance with Article 25(1) of the Prospectus Regulation to the competent authority in Italy, the Commissione Nazionale per le Società e la Borsa (CONSOB), with a certificate of approval attesting that this Prospectus has been prepared in accordance with the Prospectus Regulation.

Prospectus dated November 11, 2021

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CONTENTS

SUMMARY OF THE PROSPECTUS		S-1

1.	RISK FACTORS	1

2.	IMPORTANT INFORMATION	16

3.	FORWARD-LOOKING STATEMENTS	23

4.	THE DEMERGER AND ADMISSION	25

5.	DIVIDEND POLICY	37

6.	CAPITALIZATION, INDEBTEDNESS AND WORKING CAPITAL STATEMENT	38

7.	SELECTED FINANCIAL INFORMATION	41

8.	OPERATING AND FINANCIAL REVIEW	55

9.	INDUSTRY OVERVIEW	98

10.	BUSINESS DESCRIPTION	103

11.	BOARD AND EMPLOYEES	116

12.	DESCRIPTION OF SHARE CAPITAL AND CORPORATE GOVERNANCE	138

13.	TAXATION	156

14.	GENERAL INFORMATION ON THE COMPANY	184

15.	DEFINITIONS AND GLOSSARY	190

16.	HISTORICAL FINANCIAL INFORMATION	197

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SUMMARY OF THE PROSPECTUS

INTRODUCTION AND WARNINGS

Warning. This summary should be read as an introduction to the prospectus (this Prospectus) prepared in connection with the Demerger (as defined below) and the first admission to listing and trading (the Admission) of all of the common shares (the Common Shares) in the share capital of Iveco Group N.V. (the Company) on Euronext Milan (previously named the Mercato Telematico Azionario), a regulated market operated by Borsa Italiana S.p.A. in Milan, Italy (Euronext Milan). The Company is a public company (naamloze vennootschap) with its statutory seat (statutaire zetel) in Amsterdam, the Netherlands, and its principal office and business address is Via Puglia n. 35, Turin, Italy. The telephone number of the Company is +39 011 0072111. The Company is registered with the trade register of the Chamber of Commerce of the Netherlands (Kamer van Koophandel) under number 83102701. Its legal entity identifier (LEI) is 549300ZWF2ZJDD9EOR96. The International Security Identification Number (ISIN) of the Common Shares is NL0015000LU4.

At the date of this Prospectus, CNH Industrial N.V. (CNH Industrial) owns and controls the Commercial and Specialty Vehicles business and the Powertrain business as well as the related Financial Services business (together the Iveco Group Business) as well as the Agriculture equipment business, the Construction equipment business, and the related Financial Services business (collectively, the Off-Highway Business). It is expected that the Iveco Group Business will be separated from CNH Industrial in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing) to the Company on December 31, 2021 (the Demerger). The Demerger effective date is expected to be January 1, 2022 (the Effective Date).

As part of the Demerger and by operation of law, each holder of common shares in the share capital of CNH Industrial (the CNH Common Shares) will receive one Common Share for every five CNH Common Shares which it holds on December 31, 2021 (the Demerger Record Date) (such holder of CNH Common Shares on the Demerger Record Date being a CNH Shareholder). Each CNH Shareholder that, in addition to holding CNH Common Shares, also holds CNH Special Voting Shares, will, by operation of law, receive a number of Special Voting Shares that is equal to the number of Common Shares being allotted to such CNH Shareholder as part of the Demerger (the receipt of Common Shares and, if applicable, Special Voting Shares by CNH Shareholders as part of the Demerger being the Share Allocation). As a result of the Demerger, CNH Shareholders will become a shareholder of two independent public companies: CNH Industrial and the Company.

Any decision to invest in the Shares offered hereby should be based on a consideration of the Prospectus as a whole by the investor. Any investor could lose all or part of their invested capital. Where a claim relating to the information contained in the Prospectus is brought before a court, the plaintiff investor might, under national law, have to bear the costs of translating the Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary, including any translation thereof, but only where the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or where it does not provide, when read together with the other parts of the Prospectus, key information in order to aid investors when considering whether to invest in the Shares.

The Prospectus was approved on November 11, 2021 by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the AFM), as competent authority under Regulation (EU) 2017/1129, with its head office at Vijzelgracht 50 1017 HS, Amsterdam, and telephone number: +31(0)20-797 2000.

This Prospectus has been prepared in English. This summary of the Prospectus is translated into Italian. The Italian translation of the summary of the Prospectus was provided to the AFM as a separate document. The AFM has not reviewed the Italian translation of the summary of the Prospectus.

KEY INFORMATION ON THE ISSUER
Who is the issuer of the securities?

Domicile and legal form. The Company is a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands on June 16, 2021. The commercial name is “Iveco Group”. The Company’s statutory seat (statutaire zetel) is in Amsterdam, the Netherlands, and its principal office and business address is Via Puglia n. 35, Turin, Italy. The telephone number of the Company is +39 011 0072111. The Company is registered with the trade register of the Chamber of Commerce of the Netherlands (Kamer van Koophandel) under number 83102701. Its legal entity identifier (LEI) is 549300ZWF2ZJDD9EOR96.

Principal Activities. As a result of the Demerger, the Company will become the holding company of a leading global group engaged in the design, production, marketing, sale, servicing, and financing of trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as combustion engines, alternative propulsion systems, transmissions and axles for those vehicles and engines and alternative propulsion systems for agricultural and construction equipment and for marine and power generation applications (the Company, together with its subsidiaries, the Group).

Major Shareholders. The following two tables set forth the shareholders of the Company (the Shareholders) which, to the Company’s knowledge, will directly or indirectly have a notifiable interest in the Company’s capital and voting rights within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) (DFSA) based on their expected shareholding in CNH Industrial immediately following completion of the Demerger:

Shareholder	Number of CNH Industrial Common Shares held	Percentage of outstanding CNH Industrial shares held(1)	Number of votes held in relation to CNH Industrial Common Shares	Number of CNH Industrial Special Voting Shares held	CNH Industrial voting rights
EXOR N.V.(2)	366,927,900	27%	366,927,900	366,927,900	41.68%
Harris Associates L.P.	-	-	87,178,442(3)	-	4.95%
BlackRock, Inc	51,142,317(4)	2.9%	62,308,948(5)	-	3.54%

(1)    For the purposes of this column of the table, the percentages of the CNH Industrial shares refer to both the CNH Industrial Common Shares and the CNH Industrial Special Voting Shares.

(2)    EXOR N.V. is controlled by Giovanni Agnelli B.V.

(3)    Based on the filing made by Harris Associates L.P. with the public register substantial holdings and gross short positions held by the AFM on 24 September 2021, Harris Associates L.P. (i) does not hold CNH Common Shares but (i) does hold indirectly (real) 87,178,442 voting rights in relation to CNH Common Shares.

(4)    Based on the filing made by BlackRock, Inc with the public register substantial holdings and gross short positions held by the AFM on 9 June 2021, BlackRock, Inc holds (i) indirectly (real) 50,470,518 CNH Common Shares and (ii) indirectly (potential) 671,799 CNH Common Shares.

(5)    Based on the filing made by BlackRock, Inc with the public register substantial holdings and gross short positions held by the AFM on 9 June 2021, BlackRock, Inc holds (i) indirectly (real) 61,624,450 voting rights in relation to CNH Common Shares and (ii) indirectly (potential) 684,498 voting rights in relation to CNH Common Shares.

Shareholder	Number of Iveco Group Common Shares held	Percentage of outstanding Iveco Group shares held	Number of votes held in relation to Iveco Group Common Shares	Number of Iveco Group Special Voting Shares held	Iveco Group voting rights
EXOR N.V.	73,385,580	27%	73,385,580	73,385,580	41.68%
Harris Associates L.P.	-	-	17,435,688	-	4.95%
BlackRock, Inc	10,228,463	2.9%	12,461,789	-	3.54%

Executive directors. At the Effective Date, the executive members of the board of directors of the Company will be: Lady S. Heywood (Chair) and Mr. G. Marx (Chief Executive Officer).

Independent auditor. The Company’s independent auditor is Ernst & Young Accountants LLP (EY), an independent registered public audit firm with its address at Boompjes 258 3011 XZ Rotterdam, the Netherlands and registered with the Chamber of Commerce of Rotterdam number 24432944.

What is the key financial information regarding the issuer?

The tables below set out selected key financial information for the Group for the financial years ended December 31, 2020, 2019, and 2018 as well as the six months ended June 30, 2021 and 2020, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU-IFRS).

  Combined Income Statement

	Year Ended December 31,			Six Months Ended June 30,
	2020	2019	2018	2021	2020
	(€ million)
Net revenues	10,411	11,948	12,005	6,319	4,376
Profit/(loss) before taxes	(488)	175	310	205	(544)
Profit/(loss)	(372)	101	183	143	(425)
Attributable to:
Owners of the Iveco Group	(408)	84	166	124	(439)
Non-controlling interests	36	17	17	19	14

Combined statement of financial position

	At December 31,			At June 30,
	2020	2019(*)	2018(**)	2021
	(€ million)
Total assets	15,631	15,904	15,760	16,609
Total invested equity	2,336	2,718	2,725	2,566
Invested capital and reserves attributable to owners of the Iveco Group	2,268	2,680	2,701	2,475

(*) Effective January 1, 2019, the Company adopted the IFRS 16 – Leases using the modified retrospective approach, without recasting prior periods.

(**) Effective January 1, 2018, the Company adopted IFRS 15 – Revenue from Contracts with Customers using the full retrospective approach. On the same date, the Company adopted IFRS 9 – Financial Instruments retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods.

  Combined statement of cash flows

	Year Ended December 31,			Six Months Ended June 30,
	2020	2019	2018	2021	2020
	(€ million)
Cash provided by (used in) operating activities	559	709	355	181	(1,222)

Other key financial information. The Prospectus also contains non-IFRS financial measures including adjusted EBIT of Industrial Activities, adjusted net profit (loss), free cash flow of Industrial Activities and net cash (debt) of Industrial Activities. The non-IFRS financial measures presented are not measures of financial performance under EU-IFRS, but measures used by management to monitor the underlying performance of the Group’s business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of the Group’s historical operating results, nor are such measures necessarily predictive of the Group’s future results. These non-IFRS measures are presented in the Prospectus because management believes they provide useful and relevant information regarding the Group’s operating results and enhance the readers’ ability to assess the Group’s financial performance and financial position. Management uses these non-IFRS measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to the Group’s core operations. These non-IFRS financial measures have no standardized meaning under EU-IFRS and may not be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.

The key non-IFRS financial measures regarding the issuer are set forth in the tables below:

	Year Ended December 31,			Six Months Ended June 30,
	2020	2019	2018	2021	2020
	(€ million)
Adjusted EBIT of Industrial Activities	(89)	428	436	226	(255)
Adjusted Net Profit (Loss)	(167)	262	207	146	(217)
Free Cash Flow of Industrial Activities	(118)	30	(40)	(121)	(1,483)

	At December 31,			At June 30,
	2020	2019	2018	2021
	(€ million)
Net Cash (Debt) of Industrial Activities	1,165	1,302	1,452	1,076

The audited combined financial statements for the years ended December 31, 2020, 2019, and 2018 (the Combined Financial Statements) and the unaudited but reviewed combined financial statements of the Group for the six months ended June 30, 2021 and 2020 (the Interim Condensed Combined Financial Statements) are carved-out financial statements prepared for the purposes of the Admission and present the historical financial information of the Group in the format that it intends to use to report its financial results following the Demerger.

Considering the above mentioned purpose for the preparation of the Combined Financial Statements and the Interim Condensed Combined Financial Statements, such Combined Financial Statements and the Interim Condensed Combined Financial Statements are not indicative of the Group’s future performance and may not be indicative of what its combined results of operations, financial position and cash flows would have been, had the Group operated as an entity separate from CNH Industrial for the periods presented.

There are no qualifications in the auditor’s report relating to the historical financial information for the years ended December 31, 2020, 2019, and 2018.

The independent auditor’s audit report on the financial statements for the financial years ended December 31, 2020, 2019 and 2018, includes the following paragraph. The extract set out below should be read in conjunction with the Combined Financial Statements and the full audit report included therein.

“The Combined Financial Statements were prepared solely for the purpose of its inclusion in the Prospectus to be filed in connection with the proposed separation of the Iveco Group Business from CNH Industrial N.V. and the admission to listing and trading of all the common shares of Iveco Group N.V. on the Euronext Milan, a regulated market operated by Borsa Italiana S.p.A.”

The independent auditor’s review report on the financial statements for the six months ended June 30, 2021 and 2020, includes the following paragraph. The extract set out below should be read in conjunction with the Interim Condensed Combined Financial Statements and the full audit report included therein.

“The Interim condensed combined financial statements were prepared solely for the purpose of their inclusion in the Prospectus to be filed in connection with the proposed separation of the Iveco Group Business from CNH Industrial N.V. and the admission to listing and trading of the common shares of Iveco Group N.V. on the Euronext Milan, a regulated market operated by Borsa Italiana S.p.A.”

Pro forma key financial information. No pro forma financial information has been included in the Prospectus.

What are the key risks that are specific to the issuer?

Any investment in the Shares is associated with risks. Prior to any investment decision, it is important to carefully analyse the risk factors considered relevant to the future development of the Group and the Shares. Below are key risks relating to the Group that, alone or in combination with other events or circumstances, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. In identifying and describing these risks, management has considered circumstances such as the probability of the risk materialising, the potential impact which the risk could have on the Group’s business, financial condition, results of operations and prospects were it to materialise, and the attention that management would, on the basis of current expectations, have to devote to these risks if they were to materialise:

•  Depending on markets’ dynamics (both due to changes in the customers’ demand and macro-economic trends able to affect the industry in which the Group operates), unanticipated regulatory changes affecting the Group’s products and operations, and managerial effectiveness (or the lack thereof) to cope with these factors in a timely and orderly fashion, the Group may have difficulties implementing its growth strategy and may not realize all of the anticipated benefits from being separated from the Off-Highway Business and cost management initiatives.

•  Competitive activity, or failure by the Group to respond to actions by its competitors, could have an adverse effect on its business, results of operations, and financial condition.

•  The COVID-19 pandemic could materially adversely affect the Group’s business, financial condition, results of operations and/or liquidity.

•  Reduced demand for the Group’s products would reduce the Group’s sales and profitability as it may cause excess inventories, which will generally cause downward pressure on product sales prices and margins, including lower fixed costs absorption associated with lower production levels at the Group’s plants.

•  The Group depends on suppliers for raw materials, parts and components and any disruption to the availability, supply or price of components and materials could have a material adverse effect on the Group’s business, results of operations, and financial condition.

•  The Group’s existing operations and expansion plans in emerging markets could entail significant risks, as the strategies accompanying the plans require a significant investment of capital and other resources and may expose the Group to multiple and potentially conflicting cultural practices, business practices and legal requirements that are subject to change, including those related to tariffs, trade barriers, investments, property ownership rights, taxation, and sanction and export control requirements.

•  Dealer equipment sourcing and inventory management decisions could adversely affect the Group’s sales, results of operations, and financial condition, as the Group sells the majority of its commercial vehicles through independent dealers.

•  The Group is subject to increasingly stringent environmental, health and safety laws that impose significant compliance costs and could negatively impact the Group’s ability to conduct its operations, its reputation, its results of operations, and financial condition if the Group fails to comply with such laws.

KEY INFORMATION ON THE SECURITIES
What are the main features of the securities?

Type, class and ISIN. The Common Shares are common shares and the Special Voting Shares are Special Voting Shares, created under and in accordance with the laws of the Netherlands, with a nominal value of €0.01 each in the share capital of the Company. On or about November 15, 2021, application will be made to list all of the Common Shares under the ticker symbol “IVG” on Euronext Milan under ISIN code NL0015000LU4.

Currency, denomination, par value and number of securities. The Common Shares are denominated in and will trade in euro. Upon Settlement, the authorized share capital of the Company shall amount to €8,000,000, divided into 400,000,000 Common Shares and 400,000,000 Special Voting Shares with a nominal value of €0.01 each. The issued share capital of the Company immediately after the Demerger is expected to amount to €3,451,068, divided into 270,858,973 Common Shares and 74,247,895 Special Voting Shares with a nominal value of €0.01 each. The amount of issued share capital of the Company immediately after the Demerger may slightly be increased as a consequence of the expected issuance by CNH Industrial of approximately 1,761,203 CNHI industrial common shares to serve the CNH industrial EIP (issuance expected to occur in December). As a result of such issuance at the Demerger, an additional 352,240 Company’s common shares would be issued.

Rights attached to the Shares. Each Share confers on its holder the right to cast one vote at the Company’s general meeting, being the corporate body or, where the context so requires, the physical meeting (the General Meeting). There are no restrictions on voting rights. The Shares carry dividend rights.

Rank of securities in the issuer’s capital structure in the event of insolvency. The Shares do not carry any rights in respect to capital to participate in a distribution (including on a winding-up) other than those that exist as a matter of law. The Shares will rank pari passu in all respects.

Restrictions on the free transferability of the securities. There are no restrictions on the transferability of the Shares in the Articles of Association or under Dutch law. However, the offering of Shares to persons located or resident in, or who are citizens of, or who have a registered address in certain countries, and the transfer of Shares into certain jurisdictions, may be subject to specific regulations or restrictions.

Dividend or pay-out policy. The Company has no current plans to commence payment of a dividend on the Common Shares in the first twelve months after the Demerger. It is expected that the Company’s dividend policy will be determined (or amended as the case may be) by the Board each year prior to the next annual General Meeting. Payment of dividends on the Common Shares in the future will depend on general business conditions, the Company’s financial condition, earnings and liquidity, and other factors. Pursuant to the Articles of Association and Dutch law, dividends may be declared on the Common Shares only if the amount of shareholders’ equity exceeds the paid up and called up capital plus the reserves that have to be maintained pursuant to Dutch law or the Articles of Association. Pursuant to the Articles of Association, holders of Special Voting Shares are entitled to a minimum dividend, which is allocated to a separate special dividend reserve (the Special Dividend Reserve), but is not expected to be paid to holders of Special Voting Shares as the Company has no intention to propose any distribution from the Special Dividend Reserve.

Where will the securities be traded?

On or about November 15, 2021, application will be made for the admission to listing and trading of all of the Common Shares under the symbol “IVG” on Euronext Milan (the Admission). Trading on an “as-if-and-when-delivered” basis in the Shares on Euronext Milan is expected to commence at 8.00 a.m. (Central European Time (CET)) on or around January 3, 2022 (the First Trading Date). Prior to being admitted to trading on Euronext Milan, there has been no public trading market for the Shares.

What are the key risks that are specific to the securities?

The key risks relating to the Demerger and the Shares are:

•  The Loyalty Voting Program may affect the liquidity of Common Shares and reduce the Company’s share price.

•  The Loyalty Voting Program may prevent or frustrate attempts by the Company’s shareholders to change the Company’s management and hinder efforts to acquire a controlling interest in the Company, and the market price of the Company’s Common Shares may be lower as a result.

•  The market price and trading volume of the Common Shares may be volatile, which could result in rapid and substantial losses for shareholders.

•  The interests of the major shareholders may differ from the interests of other Shareholders.

KEY INFORMATION ON THE ADMISSION TO TRADING ON A REGULATED MARKET
Under which conditions and timetable can I invest in this security?

Timetable. Subject to acceleration or extension of the timetable by the Company and CNH Industrial for, or withdrawal of, the Demerger and Admission, the timetable below lists the expected key days for the Demerger and Admission:

Event	Time (CET) and date
Demerger
Admission	not later than December 31, 2021
Demerger Record Date	December 31, 2021
Demerger Date	December 31, 2021
Effective Date	January 1, 2022

First Trading Date	January 3, 2022
Settlement Date	January 5, 2022

The Company and CNH Industrial reserve the right to adjust the dates, times and periods given in the timetable and throughout the Prospectus.

Allotment Ratio. Each CNH Shareholder will receive one Common Share for each five CNH Common Shares which it holds at the Demerger Record Date as part of the Demerger (the Allotment Ratio). In addition, each CNH Shareholder that, in addition to holding CNH Shares, also holds CNH Special Voting Shares (as defined in this Prospectus), will receive a number of Special Voting Shares that is equal to the number of Common Shares being allotted to such CNH Shareholder as part of the Demerger.

Delivery. Subject to acceleration or extension of the timetable for the Demerger, the Demerger is expected to be effected on the Effective Date and settled on January 5, 2022 through the book entry facilities of Monte Titoli S.p.A. in accordance with Monte Titoli S.p.A.’s normal procedures applicable to equity securities (the Settlement).

Agent. Computershare S.p.A. is acting as company agent for the Admission.

Dilution. There shall be no dilution of shareholders’ shareholdings in the Company given that they will be allotted shares in the Company pro rata to their shareholdings immediately prior to the Demerger.

Estimated expenses related to the Admission. The aggregate expenses (excluding commissions and advisory fees) of, or incidental to, the Demerger and Admission to be borne by the Company are estimated to be approximately €2,000,000.

Estimated expenses charged to the investors. No expenses or fees will be charged by the Company or CNH Industrial to CNH Industrial shareholders in relation to the Demerger and Admission. However, the beneficiaries of the Demerger may be required to pay, as appropriate, to their authorized financial intermediary or to the Company or CNH Industrial, the social withholdings and/or the non-final withholding tax or the withholding tax payable in respect of the Demerger.

Why is this prospectus being produced?

Reasons for the Admission. Pursuant to the applicable law and regulations this prospectus is a necessary prerequisite for admission to trading of the Shares on Euronext Milan. The decision to separate the Iveco Group Business and Off-Highway Business follows the realization that investors (both retail and institutional) tend to prefer ‘pure players’ as opposed to conglomerates and that, as a result of this equity portfolio preference, the value of the various businesses managed by CNH Industrial was not accurately reflected in its stock price. Although sell-side analysts use proprietary models for the separate evaluation of the various parts of conglomerates (also known as ‘sum-of-the-parts’ evaluation), a recent sell-side report, for instance, highlighted that the current stock price of CNH Industrial does not account for the truck business, despite the fact that such business has an intrinsic economic value. This strong preference is further strengthened by the fact that, also as a result of a consolidation of the industry occurred in the last fifteen years, practically all main competitors of the Iveco Group are either pure players (e.g., Traton, a company resulting from a separation from other businesses, and Paccar) or have started a corporate, financial and industrial separation process from its other businesses to achieve such pure players status (e.g. Daimler Trucks). In particular, analysts and investors appeared not to properly evaluate the Iveco Group Business as a consequence of it being part of a conglomerate. Further, the decision to proceed with the Demerger represents the outcome of a deep business portfolio review process performed by the management of CNH Industrial and Iveco Group, showing minimal manufacturing, distribution, and sales synergies between CNH Industrial (and its Off-Highway Business) and the Iveco Group Business. In other words, there is a broad convergence between such general assessment of analysts and other financial intermediaries and the managerial opinion that the separation of these two businesses would unlock value for shareholders and stakeholders. On the back of these considerations, this review highlighted that the Iveco Group Business and Off-Highway Business have different competitive environment, diverging regulatory and customer requirements and are impacted differently by the accelerating industry megatrends of digitalization, automation, low-/zero-emission propulsion and servitization (with the Iveco Group businesses more exposed to such megatrends and hence more ready to exploit future opportunities in the short-medium term, as opposed to the agricultural machinery industry where such megatrends appear not to have yet influenced the different jurisdictions where CNH Industrial operate). The demerger of the Iveco Group Business’ assets will maximize management focus and flexibility, align investment priorities and incentives, better meet respective business needs and optimize the cost and capital structure of each company to drive profitable growth. The separation of Iveco Group Business and Off-Highway Business will result in the creation of two listed entities, each well positioned to compete with their peers. Their respective businesses will be better able to realize their full potential in terms of financial performance, shareholder and broader stakeholder value generation and sustainability commitments. Benefitting from greater management focus, the two companies will be able to accelerate their innovation, be nimbler in their strategic thinking and actively participate in industry consolidation.

Net proceeds. No proceeds shall be raised pursuant to the Demerger and Admission due to its character as a statutory demerger and allotment of all Shares by operation of law to CNH Shareholders.

Most material conflicts of interest pertaining to the Demerger and Admission. Suzanne Heywood, who will be appointed executive director and Chair of the Board of Directors effective upon completion of the Demerger, is also executive director and Chair of the board of directors of CNH Industrial and will continue to serve in such capacity after completion of the Demerger. In addition, Alessandro Nasi, who will be appointed non-executive director of the Board of Directors effective upon completion of the Demerger, is also a non-executive director of the board of directors of EXOR and CNH Industrial and it is expected that he will continue to stand for re-election as a director of CNH Industrial at the next general meeting of shareholders to be held in mid-April 2022. They owe duties both to Iveco Group and to CNH Industrial, which might raise potential conflicts of interest should the Company have to enter into new transactions (or amend existing transactions as the case may be) with CNH Industrial. For clarity, apart from Suzanne Heywood and Alessandro Nasi, the other current directors of CNH Industrial who will also be a member of the Board of Directors of Iveco Group (i.e. Tufan Erginbilgic and Lorenzo Simonelli) will voluntarily resign as directors at CNH Industrial prior to the Effective Date.

1.           Risk Factors

Any investment in the Shares is subject to a number of risks. Investors should carefully consider the risk factors included below, the Group’s business and the industry in which it operates, together with all other information contained in this Prospectus.

All of these risk factors and events are contingencies that may or may not occur. The Group may face a number of these risks described below simultaneously and some risks described below may be interdependent where indicated with a cross-reference. Although the most material risk factors have been presented first within each category, the order in which the remaining risks are presented is not necessarily an indication of the likelihood of the risks actually materialising, of the potential significance of the risks or of the scope of any potential negative impact to the Group’s business, financial condition, results of operations and prospects. While the risk factors below have been divided into categories, some risk factors could belong in more than one category. The Company has included the risk factors in the most appropriate category. Prospective investors should carefully consider all of the risk factors set out in this section.

The below is what the Company believes are the material risks and uncertainties concerning the Group’s business and industry, and the Shares that, alone or in combination with other events or circumstances, could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects. In making the selection, the Company has considered circumstances such as the probability of the risk materialising on the basis of the current state of affairs, the potential impact which the materialisation of the risk could have on the Group’s business, financial condition, results of operations and prospects, and the attention that management would, on the basis of current expectations, have to devote to these risks if they were to materialize. Although the Company believes that the risks and uncertainties described below are the material risks and uncertainties concerning the Group’s business and industry, and the Shares, they are not the only risks and uncertainties relating to the Group and the Shares. Other risks, events, facts or circumstances not presently known to the Group, or that the Group currently deems to be immaterial could, individually or cumulatively, prove to be important and may have a significant negative impact on the Group’s business, financial condition, results of operations and prospects and the price of the Shares may decline and investors could lose all or part of their investment.

Any investment in the Shares is associated with risks. Prior to any investment decision, it is important to carefully analyse the risk factors considered relevant to the future development of the Group and the Shares. Prospective investors should carefully read and review the entire Prospectus and should form their own views before making an investment decision with respect to any Shares. Furthermore, before making an investment decision with respect to any Shares, prospective investors should consult their own professional adviser and carefully review the risks associated with an investment in the Shares and consider such an investment decision in light of their personal circumstances.

1.1	STRATEGIC RISKS

1.1.1	The Group may have difficulties implementing its growth strategy and may not realize all of the anticipated benefits from being separated from the Off-Highway Business and cost management initiatives.

The Group’s ability to increase its revenues and pursue growth and development objectives depends on the Group’s success in carrying out its growth strategy, which includes simplifying its business and increasing its productivity, efficiency, and cash flow, all of which it expects will have a positive long-term effect on its business, results of operations, and financial condition. The Group’s strategy originates from CNH Industrial’s announced decision to separate its Iveco Group Business and also includes the Group’s simplification process related to its product portfolio. There can be no assurance that these initiatives or others will be beneficial to the extent anticipated, or that the estimated efficiency or cash flow improvements will be realized as anticipated or at all. This risk is increased in Financial Services, which was previously combined with the financial services division of the Off-Highway Business. If these initiatives are not implemented successfully or on the expected timeframe, they could have an adverse effect on the Group’s operations. The Group also expects to take targeted restructuring actions as it continues to optimize its cost structure and improve the efficiency of its operations. In order to complete these actions, the Group will incur charges. The Group’s ability to implement these initiatives may be affected by factors including markets’ dynamics (both due to changes in the customers’ demand and macro-economic trends able to affect the industry in which the Group operates), unanticipated regulatory changes affecting the Group’s products and operations, and managerial effectiveness (or the lack thereof) to cope with these factors in a timely and orderly fashion. Failure to realize anticipated savings or benefits from the Group’s cost reduction actions could have a material adverse effect on its business, prospects, financial condition, liquidity, results of operations, and cash flows. See also risk factors 1.1.4 “Reduced demand for the Group’s products would reduce the Group’s sales and profitability”, 1.1.5 “Global economic conditions impact the Group’s businesses” and 1.3.1 “The Group is subject to increasingly stringent environmental, health and safety laws that impose significant compliance costs”.

In addition, the Iveco Group Business (as part of CNH Industrial) has engaged in the past, and may engage in the future, in investments or mergers and acquisitions or enter into, expand or exit from strategic alliances and joint ventures that could involve risks that could prevent the Group from realizing the expected benefits of the transactions or the achievement of strategic objectives or could divert management’s time and attention. Such risks, many of which are outside the Group’s control, include the inability to find suitable acquisition candidates, the financing of any such acquisition may be unavailable on satisfactory terms, technological and product synergies, economies of scale and cost reductions may not occur as expected, increased investments may be needed in order to address new markets and new regulatory schemes and follow trends in these markets in order to effectively compete and the Group may experience problems in retaining customers and integrating operations, services, personnel, and customer bases.

If problems or issues were to arise among the parties to one or more strategic alliances or other relationships for managerial, financial, or other reasons, or if such strategic alliances or other relationships were terminated, the Group’s product lines, businesses, results of operations, and financial condition could be adversely affected.

1.1.2	Competitive activity, or failure by the Group to respond to actions by its competitors, could adversely affect its results of operations.

The Group operates in highly competitive global and regional markets. Depending on the particular country and product, the Group competes with other international, regional and local manufacturers and distributors of commercial and specialty vehicles (in particular, Daimler Group, the Traton (previously Volkswagen) Group, Stellantis Group, Paccar Inc., the Volvo Group, Rosenbauer International AG, Rheinmetall AG, Oshkosh Corporation, General Dynamics, and BAE Systems plc.), and powertrains (in particular, Cummins Inc., Daimler Group, Deere & Company, Deutz AG, Traton Group, Volvo Group, Yanmar Co., Ltd, and Weichai Power Co. Ltd.). The Group’s global competitors have substantial resources and may be able to provide products and services at little or no profit, or even at a loss, to compete with the Group’s product and service offerings. The Group competes primarily on the basis of product performance, innovation, quality, distribution, customer service, and price. Aggressive pricing or other strategies pursued by competitors, unanticipated product or manufacturing delays, quality issues, or the Group’s failure to price the Group’s products competitively could adversely affect the Group’s business, results of operations, and financial position. Additionally, there has been a trend toward consolidation in the truck industry that has resulted in larger and potentially stronger competitors in this industry. The markets in which the Group competes are highly competitive in terms of product quality, innovation, pricing, fuel economy, reliability, safety, customer service, and financial services offered. Competition, particularly on pricing, has increased significantly in the markets in which the Group competes.

The Group’s ability to compete successfully in this market in the longer-term will depend on, in part, the Group’s ability to keep pace with changes in vehicle technology, including in regard to emissions. As part of its decarbonization strategy, by 2022 the Group is planning to develop alternative fuel engines that run on CNG and LNG and are compatible with biomethane, with a medium term focus on electric drive technologies. However, the Group may be unable to develop this technology successfully or within the anticipated timeframe or cost. There is a risk that some competitors will use their substantial resources to develop such technology and related products more rapidly, in larger quantities, with a higher quality, or at a lower cost. Failure to develop and offer innovative products that compare favorably to those of the Group’s principal competitors in terms of price, quality, functionality, features, mobility and connected services, vehicle electrification, fuel cell technology and autonomy, or delays in bringing strategic new products to market, or the inability to adequately protect the Group’s intellectual property rights or supply products that meet regulatory requirements, including engine emissions requirements, could result in reduced revenue and market share.

Should the Group be unable to adapt effectively to market conditions, this could have an adverse effect on its business, results of operations, and financial condition.

1.1.3	The COVID-19 pandemic could materially adversely affect the Group’s business, financial condition, results of operations and/or liquidity.

COVID-19 was first identified in late 2019, spread globally and was declared a global pandemic by the World Health Organization in March 2020 (the COVID-19 pandemic). The rapid spread of the virus has had a material, dramatic, and almost immediate impact on public health and has led governments around the world to implement numerous measures to contain the virus, such as travel bans, mandated shutdowns, border closures, restrictions or disruption of transportation, port closures, quarantines, shelter in place orders and other restrictions on the free movement of people and goods and the introduction of social distancing measures. Such measures have impacted, and may further impact, the Group’s operations as well as those of its suppliers and distributors. For example, the Group was required, by relevant governmental authorities in many countries to close its plants for several weeks during 2020. As a result, the Group’s product inventory and shipments declined for a short period of time. The Group has also implemented changes to its operations including social distancing measures, operational constraints and increased working from home activity which may impact the efficiency or the Group’s operations. Any future closing of manufacturing facilities due to government mandates, absenteeism, insufficient staffing, weaker demand, or supply constraints, or similar limitations or restrictions for the Group’s suppliers, or the impact of the COVID-19 pandemic on the Group’s ability to execute business continuity plans, could have a material adverse effect on its business, financial position, results of operations, and/or liquidity. There is no certainty that measures taken by governmental authorities, including widespread vaccination, will be sufficient to mitigate the risks posed by the virus, and the Group’s ability to perform critical functions could be harmed.

Disruption caused by business responses to the COVID-19 pandemic, including remote working arrangements and enhanced reliance on IT systems, may create increased vulnerability to cybersecurity or data privacy incidents, including breaches of information technology and systems. Risks related to information technology and systems are described in risk factor 1.2.5 “The Group’s information technology systems and networks may be subject to intentional and unintentional disruption, which could interfere with its operations, compromise confidential information, negatively impact the Group’s corporate reputation and expose the Group to liability”.

From an economic perspective, the COVID-19 pandemic has led to a global recession and there is no certainty regarding when a full economic recovery may be completed. The COVID-19 pandemic has also significantly increased economic and demand uncertainty and has led to disruption in the Group’s supply chain and volatility in raw material and components availability as well as in demand for the Group’s products and in global capital markets. During 2020 and 2021, the Group’s industrial operations were impacted by material or component shortages, such as semiconductor chips, and price volatility as a result of the COVID-19 pandemic and ensuing supply chain disruptions. The COVID-19 pandemic may materially adversely impact many of the Group’s customers, borrowers and other third parties and may affect their ability to fulfill their obligations to the Group in a timely manner.

The extent to which the COVID-19 pandemic will impact the Group’s business, financial condition, results of operations and/or liquidity will depend on the scale, duration, severity and geographic reach of future developments, which are highly uncertain and cannot be predicted, including notably the possibility of a recurrence or “multiple waves” of COVID-19 or the emergence of new variants. There have been instances of re-imposed local lockdowns where infection rates have started to increase again and there is a risk that widespread measures such as strict social distancing and curtailing or ceasing normal business activities may be reintroduced in the future until effective treatments or vaccines have been deployed. Uncertainties also include: disruptions in the supply chain in one or more key components that are impossible to be replaced in the short and medium term, and a prolonged delay in resumption of operations by one or more key suppliers, or the failure of key suppliers; the Group’s ability to meet commitments to its customers on a timely basis as a result of increased costs and supply challenges; the ability to receive goods on a timely basis and at anticipated costs; increased logistics costs; delays in the Group’s strategic initiatives as a result of the uncertain environment; possible legal claims related to personal protective equipment provided by the Group or alleged exposure to COVID-19 on the Group’s premises; absence of employees due to illness; the impact of the pandemic on the Group’s customers and dealers, and delays in their plans to purchase new vehicles; requests by the Group’s customers or dealers for, or government mandated, payment deferrals and contract modifications; the impact of disruptions in the global capital markets and/or declines in the Group’s financial performance, outlook or credit ratings, which could impact the Group’s ability to obtain funding in the future; and the impact of the pandemic on demand for the Group’s products and services as discussed above. In addition, the ultimate impact of the COVID-19 pandemic will also depend on any new information which may emerge concerning the severity of the COVID-19 pandemic, how quickly normal economic conditions and operations can resume, the severity and duration of the current recession, and any additional actions to contain the spread or mitigate the impact of the virus, whether government-mandated or elected by the Group. In addition, the COVID-19 pandemic may exacerbate many of the other risks described in this Prospectus.

1.1.4	Reduced demand for the Group’s products would reduce the Group’s sales and profitability.

Demand for Group’s products is mainly influenced by the following factors:

(a)	changes in global market conditions, including interest rates and availability of credit;

(b)	changes in business capital expenditure propension, including timing of fleet renewals;

(c)	overall business activity levels and their impact on industrial supply chains;

(d)	changes in emission, environmental and traffic regulation, as well as the effective date of such requirements; and

(e)	public infrastructure spending.

In addition, environmental sustainability, including the reduction of CO2 and other air emissions, is becoming increasingly important to customers and may impact their purchasing decisions. If the Group fails to operate in a sufficiently sustainable manner or to develop new, more sustainable technologies, this could have an adverse impact on customers’ willingness to purchase the Group’s products.

If demand for the Group’s products is less than it expects, the Group may experience excess inventories, which will generally cause downward pressure on product sales prices and margins, including lower fixed costs absorption associated with lower production levels at the Group’s plants. The Group’s business may be negatively impacted if it experiences excess inventories or if the Group is unable to adjust on a timely basis its production schedules or its purchases from suppliers to reflect changes in customer demand and market fluctuations or scarcity of components. See also risk factors 1.1.5 “Global economic conditions impact the Group’s businesses” and 1.3.1 “The Group is subject to increasingly stringent environmental, health and safety laws that impose significant compliance costs”.

1.1.5	Global economic conditions impact the Group’s businesses.

The Group’s results of operations and financial position are and will continue to be influenced by macroeconomic factors – including changes in gross domestic product, the level of consumer and business confidence, changes in interest rates, the availability of credit, inflation and deflation, energy prices, and the cost of commodities or other raw materials – which exist in the countries and regions in which the Group operates. Such macroeconomic factors vary from time to time and their effect on the Group’s results of operations and financial position may vary as well.

Economic conditions vary across regions and countries, and demand for the Group’s products and services generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in global mix of regions and countries experiencing economic growth and investment could have an adverse impact on the Group’s business, results of operations, and financial condition. In addition, the Group’s competitive position is stronger in Italy, Spain and Greece than in the North of Europe and so the Group is particularly susceptible to the economic environment of those countries, which is weaker than in other European countries. In a weaker economic environment, end customers may delay or cancel plans to purchase the Group’s products and services and dealers may cancel, reduce or delay orders and reduce inventories of the Group’s products and may not be able to fulfill their obligations to the Group in a timely fashion. The commercial vehicles segment is particularly impacted by an economic downturn as less goods are shipped resulting in a decrease in demand for commercial vehicles. For example, during the first half of the year ended December 31, 2020, the Group saw a decline in sales of commercial vehicles as a result of the economic impact of the COVID-19 pandemic. The Group’s suppliers may also be impacted by economic pressures, which may adversely affect their ability to fulfill their obligations to the Group. These factors could result in product delays, increased accounts receivable, defaults and inventory challenges. In addition, demand for the Group’s products and services can be significantly impacted by concerns regarding the diverse economic and political circumstances in the European Union, the debt burden of several countries in the European Union, uncertainties following the withdrawal of the United Kingdom from the European Union, the risk that one or more European Union countries could come under increasing pressure to leave the European Union and the long-term stability of the euro as a single common currency. These concerns, along with persistent disparity with respect to the widely varying economic conditions amongst the individual countries of the European Union, and their implications for the euro as well as market perceptions concerning these and related issues, have led to further pressure on economic growth and may lead to new periods of economic volatility and recession in the European Union. Similarly, in Brazil and Argentina, macroeconomic conditions remain volatile. It is unclear what the macroeconomic effects will be of the economic stimulus actions taken by various countries in order to mitigate the adverse economic impact of the COVID-19 pandemic and the resulting increase in government debt. If there is continued deterioration in the global economy or the economies of key countries or regions, the demand for the Group’s products and services would likely decrease and the Group’s results of operations, financial position and cash flows could be materially and adversely affected. As discussed in risk factor 1.1.3 “The COVID-19 pandemic could materially adversely affect the Group’s business, financial condition, results of operations and/or liquidity”, the COVID-19 pandemic caused a global recession and significantly increased economic and demand uncertainty.

1.2	OPERATIONAL RISKS

1.2.1	The Group depends on suppliers for raw materials, parts, and components.

The Group relies upon approximately 2,000 suppliers for raw materials, parts, and components that the Group requires to manufacture its products. Although the Group does not always purchase raw materials directly (one exception being steel used for direct processing), their overall consumption and general price trends are constantly monitored. The Group cannot guarantee that it will be able to maintain access to raw materials, parts, and components, and in some cases, this access may be affected by factors outside of the Group’s control and the control of its suppliers. Certain components and parts (like engine control units, after treatment systems) used in the Group’s products may be acquired from single suppliers and cannot be quickly sourced from other suppliers. Significant disruptions to the supply chain resulting from shortages of raw materials, components, and whole-goods can adversely affect the Group’s ability to meet customer demand. For example, during 2020 and in 2021, some of the Group’s operations were temporarily impacted by material or component shortages due to the impact of the COVID-19 pandemic on the Group’s suppliers. In particular, there is an ongoing shortage of semiconductor chips that are used in the Group’s product components. While the Group has implemented measures to manage this shortage, including recourse to brokers and alternative suppliers, expedited shipping of materials, finishing of whole-goods outside the assembly line when parts become available, there is no guarantee these measures will be successful or that this supply will be sufficient to enable the Group to continue to produce products in sufficient quantities to meet customer demand. Supply chain disruptions, including those due to supplier financial distress, capacity constraints, labor shortages, business continuity, delivery or disruptions due to weather-related, natural disaster, pandemics, cyber-attacks or other unforeseen events, could negatively impact the Group’s business, results of operations, and financial condition.

Changes in the source of raw materials can impact product quality and/or performance of the Group’s products. Suppliers may therefore exert pricing pressure on the Group, cease selling products or components to the Group on terms acceptable to it, fail to deliver sufficient quantities of products in a timely manner for any reason, encounter financial difficulties, terminate their relationship with the Group or experience shortages or price volatility in relation to labor or raw materials. In addition, despite the Group’s efforts to select suppliers and manage supplier relationships with scrutiny, a supplier may fail to meet the Group’s requirements, including in relation to product quality, safety and other corresponding standards, which could have a material adverse impact on the Group’s reputation and brand value.

The Group uses a variety of raw materials in the Group’s businesses, including steel, aluminum, lead, resin and copper, and precious metals such as platinum, palladium, and rhodium. The availability and price of these raw materials fluctuate, particularly during times of economic volatility or regulatory instability or in response to changes in tariffs, and while the Group seeks to manage this exposure, the Group may not be successful in mitigating these risks. Further, increases in the prices for raw materials can significantly increase the Group’s costs of production, which could have a material adverse effect on the Group’s business, results of operations, and financial condition, particularly if the Group is unable to offset the increased costs through an increase in product pricing.

A failure in the Group’s supply chain could harm the Group’s ability to meet contractual obligations to its customers. Any disruption to the availability, supply or price of components and materials, any deterioration to the terms on which products are supplied to the Group or any delays or disruptions in the transportation of the Group’s raw materials, components or finished products could therefore have a material adverse effect on the Group’s business, results of operations, and financial condition.

1.2.2	The Group’s existing operations and expansion plans in emerging markets could entail significant risks.

The Group’s ability to grow its businesses depends to an increasing degree on its ability to increase market share and operate profitably worldwide and, in particular, in emerging market countries, such as Brazil, Russia, China, Argentina, Turkey, and South Africa. In addition, the Group may pursue this strategy by increasing its operations and use of suppliers in such countries. These strategies will require a significant investment of capital and other resources and may expose the Group to multiple risks. In particular, Brazil and Argentina are exposed to currency fluctuation and hyper-inflation risks and China, Russia, Turkey and South Africa are exposed to risks relating to conflicting cultural practices and changes to legal requirements, including those related to tariffs, trade barriers, investments, property ownership rights, taxation, and sanction and export control requirements. For example, the Group may encounter difficulties in obtaining necessary governmental approvals in a timely manner. In addition, the Group may experience delays and incur significant costs in constructing facilities, establishing supply channels, and commencing manufacturing operations. Further, customers in these markets may not readily accept the Group’s products as compared with products manufactured and commercialized by the Group’s competitors. The emerging market countries may also be subject to a greater degree of economic and political volatility that could adversely affect the Group’s financial position, results of operations and cash flows. Many emerging market economies have experienced slower growth, volatility, and other economic challenges in recent periods and may be subject to a further slowdown in gross domestic product expansion and/or be impacted by domestic political or currency volatility, potential hyper-inflationary conditions, and/or increase of public debt.

1.2.3	Dealer equipment sourcing and inventory management decisions could adversely affect the Group’s sales.

The Group sells the majority of its commercial vehicles through independent dealers and is subject to risks relating to their inventory management decisions and operating and sourcing practices. The Group’s dealers carry inventories of finished products and parts as part of ongoing operations and adjust those inventories based on their assessment of future sales opportunities and market conditions, including the level of used vehicles inventory. If the Group’s dealers’ inventory levels are higher than they desire, they may postpone product purchases from the Group, which could cause the Group’s sales to be lower than the end-user demand for the Group’s products and negatively impact its results. Similarly, the Group’s sales could be negatively impacted through the loss of time-sensitive sales if the Group’s dealers do not maintain inventory sufficient to meet customer demand. Further, dealers who carry other products that compete with the Group’s products may focus their inventory purchases and sales efforts on goods provided by other suppliers due to industry demand or profitability. Such inventory adjustments and sourcing decisions can adversely impact the Group’s sales, results of operations, and financial condition.

These dealers may exert pressure on the level of dealer margins and incentives, thus eroding the Group’s profitability. They may also encounter financial difficulties that could restrict them from selling the Group’s products or services, and/or require the Group to provide support or investment leading to increased costs. In addition, if financial difficulties affect a significant number of dealers in a region, the Group’s sales in that region as a whole could be adversely affected or require it to incur significant investment to seek out new dealers in that region. This risk is more acute in regions with only a single company dealer.

Further, the Group is exposed to the risk that its compliance controls and procedures may not be sufficient to prevent dealers from violating the Group’s dealership agreements or the laws or regulations of the jurisdictions in which the Group operates (including foreign corrupt practices, trade sanctions, and other laws and regulations), which may expose the Group to sanctions for noncompliance.

Any of the foregoing may have a material adverse effect on the Group’s sales, results of operations, and financial condition.

1.2.4	The Group’s results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations.

In the ordinary course of business, the Group is involved in litigation and investigations on a wide range of topics, including dealer and supplier litigation, intellectual property rights disputes, product warranty and defective product claims, product performance, asbestos, personal injury, engine emissions and/or fuel economy regulatory and contract issues, and environmental claims. The Group is defendant in various follow-on damages claims in various jurisdictions in EU, U.K., and Israel, for face value amounts that at this time are difficult to be assessed for various reasons (including, but not limited to, the fact that in many instances judicial claims are filed also in respect of other defendants or that claimants have not included an assessment of the damages allegedly suffered), but that may be collectively or individually (as the case may be) significant. The ultimate outcome of such claims, including the amount of any damages, is impossible to predict. An adverse outcome on any of these claims could materially and adversely affect the Group’s results of operations and financial condition.

The industries in which the Group operates are also periodically reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims. The ultimate outcome of these legal matters pending against the Group is uncertain, and although such legal matters are not expected individually to have a material adverse effect on the Group’s financial position or profitability, such legal matters could, in the aggregate, in the event of unfavorable resolutions thereof, have a material adverse effect on the Group’s results of operations and financial condition.

Furthermore, the Group could in the future be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on the Group’s results of operations in any particular period. In addition, while the Group maintains insurance coverage with respect to certain risks, it may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against claims under such policies. The Group establishes reserves based on its assessment of contingencies, including contingencies related to legal claims asserted against it. Subsequent developments in legal proceedings may affect the Group’s assessment and estimates of the loss contingency recorded as a reserve and require the Group to make payments that exceed its reserves, which could have a material adverse effect on its results of operations and/or financial position.

1.2.5

The Group’s information technology systems and networks may be subject to intentional and unintentional disruption, which could interfere with its operations, compromise confidential information, negatively impact the Group’s corporate reputation, and expose the Group to liability.

The Group’s business activities rely upon information technology (IT) systems and networks, some of which are managed by third parties. These systems include supply chain, manufacturing, distribution, invoicing and collection of payments from dealers or other purchasers of the Group’s products and from customers of its Financial Services business, and connectivity services with and among vehicles. The Group uses information technology systems to record, process and summarize management and financial information and results of operations for internal reporting purposes and to comply with regulatory, financial reporting, legal and tax requirements. Additionally, the Group collects and stores sensitive data, including intellectual property, proprietary business information and the proprietary information of the Group’s customers, suppliers and dealers, as well as personally identifiable information of its dealers, customers and employees, in data centers and on information technology networks. Operating these information technology systems and networks, and processing and maintaining these data, in a secure manner, are critical to the Group’s business operations and strategy.

The Group’s IT systems may be subject to damage and/or interruption from, among other things, power outages; computer, network, and telecommunications failures; computer viruses; security breaches and usage errors by its employees. If the Group’s IT systems are damaged or cease to function properly, the Group may have to make a significant investment to fix or replace them and may suffer loss of critical data and disruptions or delays in its operations. Increased IT security threats (e.g. worms, viruses, malware, phishing attacks, ransomware, and other malicious threats) and more sophisticated computer crime pose a risk to the security of the Group’s systems and networks and the confidentiality, availability, and integrity of the Group’s data. Cybersecurity attacks could also include attacks targeting customer data or the security, integrity, and/or reliability of the hardware and software installed in the Group’s products. The foregoing risks are heightened in the current environment where a material percentage of the Group’s employees have been and continue to work from home due to the COVID-19 pandemic.

While the Group actively manages IT security risks within the Group’s control through security measures, business continuity plans, and employee training around phishing and other cyber risks, there can be no assurance that such actions will be sufficient to mitigate all potential risks to the Group’s systems, networks, data, and products. Furthermore, third parties on which the Group relies, including internet, mobile communications technology, and cloud service providers, could be sources of IT security risk to the Group. The Group and third parties may not be able to anticipate evolving techniques used to penetrate or evade security protocols (which techniques change frequently and may not be known until a cyber-attack is launched), or prevent attacks by hackers, including phishing or other cyber-attacks, or prevent breaches due to employee error or malfeasance, in a timely manner, or at all. Cyber-attacks have become far more prevalent in the past few years, leading potentially to the theft or manipulation of confidential and proprietary information or loss of access to, or destruction of, data on the Group’s or third-party systems, as well as interruptions or malfunctions in the Group’s or third parties’ operations.

A failure or breach in security, whether of the Group’s systems and networks or those of third parties on which the Group relies, could expose the Group and its customers, dealers and suppliers to risks of misuse of information or systems, the compromising of confidential information, loss of financial resources, manipulation and destruction of data, defective products, production or distribution downtimes or disruption or other operational disruptions, which in turn could adversely affect the Group’s reputation, competitive position, businesses and results of operations. Security breaches could also result in litigation, regulatory action, unauthorized release of confidential or otherwise protected information and corruption of data, as well as remediation costs and higher operational and other costs of implementing further data protection measures. In addition, as security threats continue to evolve, the Group is likely to invest additional resources to protect the security of its systems and data. The amount or scope of insurance coverage the Group maintains may be inadequate to cover claims or liabilities relating to a cybersecurity attack.

1.2.6	The Group may not succeed in adequately protecting its intellectual property and know-how.

The Group possesses a significant number of patents, know-how, trade secrets, and trademarks related to its products and services, and that number is expected to grow as its research and development activities continue. In this regard, the Group believes that it is of fundamental importance to safeguard the innovations reached through its efforts and investments in its products and processes through patent protection and other enforceable intellectual property rights to prevent any unauthorized use of its intellectual capital. With respect to patents, the Group files patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and improvements deemed relevant for its current and future product portfolio of products and processes. Certain trademarks contribute to its identity and the recognition of its products and services are an integral part of its business, and their loss could have a material adverse effect on the Group.

At August 31, 2021, the Group owned 1,006 patent families, with a total of 5,132 active patents, including 44 new patents registered during the year (in addition to 558 patents applications pending at such date). 75% of the patents portfolio owned by the Group relates to its fire fighting vehicles, heavy, medium and light commercial vehicles, special vehicles, buses and spare parts, whereas the remaining 25% relates to engines and driveline systems. The grant of patents and the Group’s ownership of other intellectual property does not necessarily mean that it is possible to enforce any claims against third parties to the required or desired extent. Furthermore, while historically very few of the Group’s patents have been contested, it cannot be ruled out that the Group’s intellectual property could be infringed or challenged by third parties or that its confidential know-how or trade secrets could be misappropriated or disclosed to the public without the Group’s consent. In such cases, the Group may not be able to, or may be limited in its ability to, prevent such infringements, misappropriations or disclosures, despite its ownership of intellectual property. In addition, there is no guarantee that all applications for patents or registrations filed for or intended to be filed for by the Group for its new technologies will be issued or granted in all countries where it believes this to be prudent. Additionally, it cannot be ruled out that, independently of the Group, third parties might develop the same or similar know-how or trade secrets or obtain access to them.

Inadequate intellectual property protection or loss of intellectual property protection may restrict the Group’s ability to exploit its products, designs or technological advances profitably or may lead to a reduction in future income as other manufacturers may be able to manufacture and market products similar to those developed by the Group with fewer development expenses of their own, and hence more cost-effectively. This could harm the Group’s competitive position. Moreover, high costs may be incurred in responding to infringements of intellectual property or disclosure of misappropriations of the Group’s know-how and trade secrets. The occurrence of any of these events could have a material adverse effect on its results of operations and/or financial position.

1.2.7	The Group’s results and success are dependent in part upon its ability to attract, motivate and retain qualified personnel.

The Group’s ability to compete successfully, to manage its business effectively, to expand its business and to execute its growth strategy, depends, in part, on the Group’s ability to attract, motivate and retain qualified personnel in key functions and markets with the requisite education, skills, background, talents, and industry experience. Failure to attract and retain qualified personnel, whether as a result of an insufficient number of qualified applicants, difficulty in recruiting new personnel, or the inability to integrate and retain qualified personnel, could impair the Group’s ability to execute its business strategy and could adversely affect its business.

1.2.8	The Group’s ability to reshape and/or strategically reposition its business activities could be impacted by employees being protected under employee laws and/or collective labor agreements.

Laws and/or collective labor agreements applicable to the Group could impair its flexibility in reshaping and/or strategically repositioning its business activities. For example, in many countries in which the Group operates, its employees are protected by laws and/or collective labor agreements that guarantee them, through local and national representatives, the right of consultation on specific matters, including repurposing, downsizing or closure of production facilities and reductions in personnel. As at June 30, 2021, approximately 90% of the Group’s employees benefitted from such protections. Therefore, the Group’s ability to efficiently deploy personnel or implement permanent or temporary redundancy measures is subject to government approvals and/or the agreement of labor unions where such laws and agreements are applicable. Furthermore, the Group is at greater risk of work interruptions or stoppages than companies with a non-unionized work force and any work interruption or stoppage could significantly impact the volume of products the Group manufactures and sells, which could have a material adverse effect on the Group’s business, results of operations, and financial condition. In addition, the COVID-19 pandemic has resulted in material changes in how and where employees work. It is unclear whether and to what extent such changes in working will continue after the pandemic has subsided and the ability of the Group’s and its employees to adjust to a “new normal”.

1.3	COMPLIANCE RISKS

1.3.1	The Group is subject to increasingly stringent environmental, health and safety laws that impose significant compliance costs.

The Group is subject to comprehensive and constantly evolving laws, regulations, and policies in numerous jurisdictions around the world. The Company expects the extent of legal requirements affecting its businesses and its costs of compliance to continue to increase in the future. Such laws govern, among other things, products – with requirements on emissions of polluting gases and particulate matter, increased fuel efficiency and safety becoming increasingly strict – and industrial plants – with requirements for reduced air emissions, treatment of waste and water, and prohibitions on soil contamination also becoming increasingly strict. To comply with such laws, the Group makes significant investments in research and development and capital expenditures and expects to continue to incur substantial costs in the future. In particular, the Company is investing in new technologies (e.g., biofuels, electric drives, hydrogen fuel cells), often in collaboration with business partners, startups, and third-party experts, with the goal of further reducing emissions. In this regard, the Company believes natural gas will play an important role with other fuels showing potential, such as dimethyl ether and hydrogenated vegetable oil. However, there is no guarantee the Company’s investment in new technologies will be successful or be sufficient to comply with such laws. Failure to comply with such laws could limit or prohibit the Group’s ability to sell its products in a particular jurisdiction, expose it to penalties or clean-up costs, civil or criminal liability and sanctions, as well as damage to property or natural resources. Liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws, including those that may be adopted or imposed in the future, could negatively impact the Group’s ability to conduct its operations, its reputation, and its results of operations and financial condition. In addition, there can be no assurance that the Group will not be adversely affected by costs, liabilities or claims with respect to any subsequently acquired operations.

Further, environmental, health and safety regulations change from time to time, as may related interpretations and other guidance. For example, EU Regulation (EU) 2019/631 (Regulation 2019/631) of the European Parliament and of the Council requires OEMs to achieve a CO2 reduction in vans of 15% from 2025 onwards (as compared to 2021) and of 37.5% from 2030. Manufacturers exceeding their specific emissions target will have to pay an excess-emission premium of €95 per g/km exceedance for each new vehicle registered.

Such changes in environmental and climate change laws, including laws relating to engine and vehicle emissions, safety regulations, fuel requirements, restricted substances, or greenhouse gas emissions, could require new or additional investments in product designs and could increase environmental compliance expenditures, limiting the Group’s ability to invest in other aspects of its business. If these laws are either changed or adopted and impose significant operational restrictions and compliance requirements on the Group’s products or operations, they could result in higher capital expenditures and negatively impact the Group’s business, results of operations, financial position and competitive position. In addition, there is a risk that some of the Group’s competitors will have greater resources than the Group and will be able to respond to such laws more rapidly or at a lower cost. See also risk factor 1.1.2 “Competitive activity, or failure by the Group to respond to actions by its competitors, could adversely affect its results of operations”.

In addition, government initiatives that are intended to stimulate demand for product categories sold by the Group, such as changes to the purchaser’s tax treatment of the products or tax related purchase incentives for the Group’s customers, can significantly influence the timing and level of the Group’s revenues. The terms, size and duration of such government actions are unpredictable and outside of the Group’s control. Any adverse change in government policy relating to those initiatives could have a material adverse effect on the Group’s business, results of operations, and financial condition.

1.3.2	The Group is subject to extensive anti-corruption and antitrust laws and regulations.

Due to the global scope of its operations, the Group is subject to many laws and regulations that apply to its operations around the world, including the U.K. Bribery Act (which has an extraterritorial effect), the Spanish Criminal Code, Legislative Decree 231/2001, as amended, in Italy and Loi Sapin II in France. as well as a range of national anti-corruption and antitrust or competition laws that apply to conduct in a particular jurisdiction. These anti-corruption laws prohibit improper payments in cash or anything of value to improperly influence third parties to obtain or retain business or gain a business advantage. These laws tend to apply regardless of whether those practices are legal or culturally acceptable in a particular jurisdiction. Over the past several years there has been an increase in the enforcement of anti-corruption and antitrust or competition laws both globally and in particular jurisdictions and the Group has from time to time been subject to investigations and charges claiming violations of anti-corruption or antitrust or competition laws, including its settlement of the EU antitrust investigation announced on July 19, 2016. Following this settlement, the Group has been named as defendant in current private litigation commenced in various EU jurisdictions, U.K., and Israel that remains at an early stage. The Company expects to face further claims in various jurisdictions, the extent and outcome of which cannot be predicted at this time. The Group is committed to operating in compliance with all applicable laws, in particular, anti-corruption and antitrust or competition laws. The Group has implemented a program to promote compliance with these laws and to reduce the likelihood of potential violations. The Group’s compliance program, however, may not in every instance protect it from acts committed by its employees, agents, contractors, suppliers or collaborators that may violate the applicable laws or regulations of the jurisdictions in which the Group operates. Such improper actions could subject the Group to civil or criminal investigations and monetary, injunctive and other penalties as well as damage claims. Investigations of alleged violations of these laws tend to be expensive and require significant management time and attention, and these investigations of purported violations, as well as any publicity regarding potential violations, could harm the Group’s reputation and have a material adverse effect on the Group’s business, results of operations and financial position.

1.4	FINANCIAL RISKS

1.4.1	Difficulty in obtaining financing or refinancing existing debt could impact the Group’s financial performance.

The Group’s performance will depend on, among other things, its ability to finance debt repayment obligations and planned investments from operating cash flow, available liquidity, the renewal or refinancing of existing bank loans and/or facilities and access to capital markets or other sources of financing like asset backed commercial paper (ABCP). transactions. A decline in revenues could have a negative impact on the cash-generating capacity of the Group’s operations. In addition, the Group’s investment strategies may at times require funds in excess of those generated by the Group’s operations. Consequently, the Group could find itself in the position of having to seek additional financing and/or having to refinance existing debt, including in unfavorable market conditions with limited availability of funding and a general increase in funding costs. Instability in global capital markets, including market disruptions, limited liquidity and interest rate and exchange rate volatility, could reduce the Group’s access to capital markets or increase the cost of the Group’s short and long-term financing. Any difficulty in obtaining financing on acceptable terms or at all could have a material adverse effect on the Group’s business, results of operations and financial position.

The Group’s ability to access the capital markets or other forms of financing and related costs are highly dependent on, among other things, the credit ratings, if any, of the Company and its subsidiaries’ asset-backed commercial paper and other debt instruments. Rating agencies may review and revise their ratings from time to time, and any downgrade or other negative action with respect to the Group’s credit ratings by one or more rating agencies may increase the Group’s cost of capital, potentially limit its access to sources of financing, and have a material adverse effect on its business, results of operations, and financial condition.

1.4.2	The Group’s leverage and debt service obligations could adversely affect its business and may limit its ability to obtain additional funding and may limit its financial and operating flexibility.

As of December 31, 2020, the Group had an aggregate of €5,313 million (including €2,946 million relating to Financial Services’ activities) of consolidated gross indebtedness, and the Group’s invested equity was €2,336 million, including non-controlling interests. The extent of the Group’s indebtedness could have important consequences on its operations and financial results, including that:

(a)	it may not be able to secure additional funds for capital expenditures, debt service requirements or general corporate purposes;

(b)

it may need to use a portion of its projected future cash flow from operations to pay principal and interest on its indebtedness, which may reduce the amount of funds available to the Group for other purposes;

(c)	it may be more financially leveraged than some of the Group’s competitors, which could put the Group at a competitive disadvantage;

(d)	it may not be able to invest in the development or introduction of new products or new business opportunities;

(e)	its future cash flow may be exposed to the risk of interest rate volatility (see above);

(f)	it may not be able to adjust rapidly to changing market conditions, which may make the Group more vulnerable to a downturn in general economic conditions; and

(g)	it may not be able to access the capital markets on favorable terms, which may adversely affect the Group’s ability to provide competitive retail and wholesale financing programs.

These risks may be exacerbated by volatility in the financial markets, which may be caused by strains on the finances and creditworthiness of several governments and financial institutions, particularly in the European Union and Latin America, and from continued concerns about global economic growth, particularly in emerging markets, as a result of, among others, the COVID-19 pandemic. See also risk factors 1.1.5 “Global economic conditions impact the Group’s businesses” and 1.1.3 “The COVID-19 pandemic could materially adversely affect the Group’s business, financial condition, results of operations and/or liquidity”.

Further, the Group’s indebtedness under some of its instruments including its credit facilities and derivative transactions may bear interest at variable interest rates.

1.4.3	Negative covenants in the Group’s future debt agreements could limit its financial and operating flexibility.

Prior to the Demerger, the Group was funded by the central treasury operations of CNH Industrial, which in turn has access to different source of funding, including bank debt. On or immediately following the Demerger the Group will no longer have access to such central treasury facilities and will have to establish its own centralized treasury. To fund such treasury the Group will enter into agreements governing the Group’s financing instruments, including bank debt. According to standard market practice, such debt instruments, depending on the rating status of the debtor (which may differ from the current investment grade status rating of CNH Industrial) and market conditions at the time of the execution of such financing instruments, would likely contain covenants restricting the Group’s ability to, among other things:

(a)	incur additional indebtedness by certain subsidiaries;

(b)	make certain investments;

(c)	enter into certain types of transactions with affiliates;

(d)	sell or acquire certain assets or merge with or into other companies; and/or

(e)	pledge assets as security for other obligations.

A breach of one or more of the covenants could result in adverse consequences that could negatively impact the Group’s businesses, results of operations, and financial position. These adverse consequences may include the triggering of cross-default clauses whereby other outstanding debt under other credit facilities of the Group existing at the time of such cross-acceleration, ultimately resulting in an obligation to redeem such indebtedness, termination of existing unused commitments by the Group’s lenders, refusal by the Group’s lenders to extend further credit under one or more of the facilities or to enter into new facilities or the lowering or modification of the Group’s credit ratings or those of one or more of its subsidiaries.

1.4.4	The Group is subject to exchange rate fluctuations, interest rate changes and other market risks.

The Group operates in numerous markets worldwide and is exposed to market risks stemming from fluctuations in currency and interest rates, including as a result of changes in monetary or fiscal policies of governmental authorities from time to time and in particular in emerging markets. The Group is subject to currency exchange risk to the extent that its costs are denominated in currencies other than those in which the Group earns revenues. In addition, the reporting currency for the Group’s consolidated financial statements is the euro, while the assets, liabilities, expenses, and revenues of those Group’s subsidiaries whose functional currency is different than euro, are denominated in other currencies. Those assets, liabilities, expenses, and revenues are translated into euro at the applicable exchange rates to prepare the Group’s consolidated financial statements. Therefore, increases or decreases in exchange rates between the euro and those other currencies affect the value of those items reflected in the Group’s consolidated financial statements, even if their value remains unchanged in their original currency. For the six months ended June 30, 2021, less than 29% of the Group’s revenues were reported by entities whose functional currencies were different than euros (less than 30% for the year ended December 31, 2020). Sales denominated in the Brazilian real and Argentine pesos accounted for approximately 5% and 3%, respectively, of the Group’s revenues in the six months ended June 30, 2021 (approximately 4% and 2%, respectively, for the year ended December 31, 2020). Changes in currency exchange rates between the euro and other currencies have had, and will continue to have, an impact on the Group’s results of operations and financial condition.

The Group also faces risks from currency devaluations (which is a downward adjustment of a country’s official exchange rate) in emerging markets such as Brazil and Argentina (as previously described in risk factor 1.2.2 “The Group’s existing operations and expansion plans in emerging markets could entail significant risks”). Such currency devaluations could result in a diminished value of liquidity funds denominated in the currency of the country suffering the devaluation.

The Group uses various forms of financing to cover the funding requirements of the Group’s Industrial Activities and for financing offered to customers and dealers by Financial Services. Financial Services normally implements a matching policy to offset the impact of differences in interest rates on the financed portfolio and related liabilities. Nevertheless, any future changes in interest rates can result in increases or decreases in revenues, finance costs, and margins.

Although the Group seeks to manage its currency risk and interest rate risk, including through hedging activities, there can be no assurance that it will be able to do so successfully, and the Group’s business, results of operations and financial position could be adversely affected. In addition, by utilizing these instruments, the Group potentially foregoes the benefits that may result from favorable fluctuations in currency exchange and interest rates.

1.4.5

As Financial Services provides financing for a significant portion of the Group’s sales worldwide, the Group’s operations and financial results could be impacted materially should negative economic conditions affect the financial services industry.

Negative economic conditions can have an adverse effect on the financial services industry in which Financial Services operates. Financial Services, through wholly-owned financial services companies, joint ventures and third party commercial agreements, provides financing for almost 25% of the Group’s sales worldwide. Financial Services may experience credit losses that exceed its expectations and adversely affect its financial condition and results of operations. Financial Services’ inability to access funds at cost-effective rates to support its financing activities could have a material adverse effect on the Group’s business. Financial Services’ liquidity and ongoing profitability depend largely on timely access to capital in order to meet future cash flow requirements and to fund operations and costs associated with engaging in diversified funding activities. Additionally, negative market conditions could reduce customer confidence levels, resulting in declines in credit applications and increases in delinquencies and default rates, which could materially impact Financial Services’ write-offs and provision for credit losses. Furthermore, Financial Services is exposed to a significant concentration of credit risk on receivables generated by Commercial and Specialty Vehicles segment sales. Financial Services may also experience losses that exceed its expectations caused by lower pricing for repossessed vehicles. Any of the foregoing could have a material adverse effect on the Group’s financial position, results of operations and cash flows.

1.4.6	The Group’s operations and financial results could be impacted materially should new regulations or changes in financial services regulations affect the financial services industry.

Financial Services’ operations are highly regulated by governmental and banking authorities in the locations where it operates, which can impose significant additional costs and/or restrictions on its business. Future regulations may affect Financial Services’ ability to engage in these capital market activities or increase the effective cost of such transactions. New laws or regulations could impose additional restrictions or requirements on Financial Services, limit the amount of interest or fees Financial Services is permitted to charge on consumer finance accounts, or restrict its ability to collect on account balances. If Financial Services fails to comply with consumer finance regulations in the future, it may incur material expenditures to remedy such failure, it may be required to repay the amounts paid by the relevant customer, and it could be fined or lose its authorization to provide financing services, any of which could have a material adverse effect on the Group’s financial position, results of operations and cash flows.

1.4.7	An increase in delinquencies or repossessions could adversely affect the results of Financial Services.

Fundamental in the operation of Financial Services is the credit risk associated with its portfolio of receivables from financing activities (which totaled €2.8 billion and €2.9 billion at June 30, 2021 and December 31, 2020, respectively). The creditworthiness of each customer/borrower, rates of delinquency and default, repossessions and net losses on loans to customers are impacted by many factors, including: relevant industry and general economic conditions; the availability of capital; the terms and conditions applicable to extensions of credit; the experience and skills of the customer’s management team; commodity prices; political events, including government mandated moratoria on payments; weather; and the value of the collateral securing the extension of credit. An increase in delinquencies or defaults, or a reduction in repossessions could have an adverse impact on the performance of Financial Services and the Group’s earnings and cash flows. In addition, although Financial Services evaluates and adjusts its allowance for credit losses related to past due or non-performing receivables on a regular basis, adverse economic conditions or other factors that might cause deterioration of the customers’ financial health could change the timing and level of payments received and thus necessitate an increase in Financial Services’ reserves for estimated losses, which could have a material adverse effect on Financial Services’ and the Group’s results of operations and cash flows.

1.4.8	The Group may be exposed to shortfalls in its pension plans.

The Group has significant net obligations relating to its defined benefit pension plans and other postemployment benefit plans obligations, primarily in the U.K., Germany and Switzerland. At June 30, 2021, the Group’s net obligation was a deficit of €465 million (December 31, 2020: €470 million) for its defined benefit pension and other postemployment benefit plans as calculated under EU-IFRS. The deficit/(surplus) is the balance between the present value of the defined benefit obligation, which mainly vary (upon each annual valuation) depending on the adopted discount rates, salary increase rates, demographic parameters (including mortality rates and dismissal or retirement rates tables), and the fair value of related plan assets (in case of plans managed by a separate Fund, “Trust”, if any), which mainly vary depending on the expected return on plan assets, primarily invested in debt instruments and equity securities whose value is subject to changes due to market fluctuations. Consequently, the deficit/(surplus) is subject to the variation of the above mentioned factors.

To the extent that the Group’s net obligations under a plan are in a deficit position, the Group will have to use cash flows from operations and other sources to cover, with specific contributions to the separate Fund, the Group’s net obligations, any of which could have a material adverse effect on the Group’s financial position and cash flows.

1.5	TAXATION RISKS

1.5.1	The Company will operate as a company that is resident in Italy for tax purposes; other tax authorities may treat the Company as being tax resident elsewhere.

The Company is considered to be resident in the Netherlands for inter alia Dutch corporate income tax and Dutch dividend withholding tax purposes because it is incorporated in the Netherlands. However, the Company’s organization, management and operations will be structured in such a manner that it should be deemed tax resident in Italy under Italian domestic tax law as well as pursuant to the income tax treaty in force between the Netherlands and Italy. However, the determination of the Company’s tax residence primarily depends upon the Company’s place of effective management, which is a question of fact based on all relevant circumstances. As this analysis is highly factual and may depend on future changes in the Company’s management and organizational structure and it will ultimately depend on the assessment of tax authorities of different jurisdictions, there can be no assurance regarding the final determination of its tax residence.

If the Company were concurrently resident in Italy and in another jurisdiction (applying the tax residency rules of that jurisdiction), it could be treated as being tax resident and taxed accordingly in both jurisdictions. This could result in significant adverse tax consequences to the Company, its subsidiaries and the Shareholders and could result in tax consequences for the Shareholders that differ from those described in Section 13 (Taxation). The impact of this risk would differ based on the views taken by each relevant tax authority and, in respect of the taxation of Shareholders and it is at this stage not quantifiable, however it could have a material adverse effect on the Group’s operating results, business and financial condition.

For this reason, it is possible that withholding taxes (in addition to those that would already be imposed by Italy) could be imposed on future dividend distributions with respect to Common Shares. Whether such withholding taxes are creditable against a tax liability to which a Shareholder is otherwise subject depends on the particular circumstances of such Shareholder; including, but not limited to, the tax laws of the jurisdiction or jurisdictions in which the Shareholder is subject to taxation.

1.5.2	The Group may incur additional tax expense or become subject to additional tax exposure.

The Group is subject to income taxes in many jurisdictions around the world. The Group’s tax liabilities are dependent upon the location of earnings among these different jurisdictions. The Group’s future results of operations could be adversely affected by changes in the consolidated effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, changes in the Group’s overall profitability, changes in tax legislation and rates, changes in generally accepted accounting principles and changes in the valuation of deferred tax assets and liabilities. If the Group’s effective tax rate were to increase, or if the ultimate determination of the Group’s taxes owed is for an amount in excess of amounts previously accrued or paid, the Group’s operating results, cash flows, and financial position could be adversely affected. For further information, see Note 9 “Income tax (expense) benefit” to the Combined Financial Statements included in this Prospectus.

In addition, tax laws are complex and subject to varied and subjective interpretive decisions. As the Group will periodically be subject to tax audits aimed at assessing the Group’s compliance with direct and indirect taxes, the tax authorities may not agree with the Group’s interpretations of, or the positions that the Group has taken or intends to take on, tax laws applicable to the Group’s ordinary activities and extraordinary transactions. In case of challenges by the tax authorities to the Group’s interpretations, the Group could face long tax proceedings that could result in the payment of additional tax, interest and penalties, which could have a material adverse effect on the Group’s operating results, business and financial condition.

1.6	RISKS RELATED TO THE COMMON SHARES AND THE DEMERGER

1.6.1	The Company may have potential conflicts of interest with the major shareholder.

Questions relating to conflicts of interest may arise between the Company and CNH Industrial post-Demerger in a number of areas relating to management, as well as their past and ongoing relationships. The Company expects that even after the completion of the Demerger overlaps will remain among the directors and officers of the Company and CNH Industrial. Suzanne Heywood, its Chairperson, is also Chairperson of CNH Industrial and a managing director of EXOR, the major shareholder of CNH Industrial and of the Company, who is expected to hold approximately 27% of the Common Shares and approximately 42% of the voting power at the completion of the Demerger due to its participation in the Loyalty Voting Program. In addition, Alessandro Nasi, who will be appointed non-executive director of the Board of Directors effective upon completion of the Demerger, is also a non-executive director of the board of directors of EXOR and CNH Industrial and it is expected that he will continue to stand for re-election as a director of CNH Industrial at the next general meeting of shareholders to be held in mid-April 2022. Those individuals will owe duties both to the Company and to the other companies that they serve as officers and/or directors. This may raise conflicts as, for example, these individuals review opportunities that may be appropriate or suitable for both the Company and such other companies, or the Company pursues business transactions in which both the Company and such other companies have an interest, such as the arrangement in relation to the design and supply of off-road engines from the Company to CNH Industrial Group post-Demerger. See also paragraph 11.12.2 (Agreements between the Company and the CNH Industrial Group post-Demerger).

In addition, EXOR, which the Company expects will be its largest shareholder following the Demerger, is also expected to remain CNH Industrial’s largest shareholder. Following the Demerger, EXOR is expected to hold approximately 27% of the Company’s common shares and approximately 42% of the voting power in the Company, while it holds approximately 27% of the common shares and 42% of the voting power in CNH Industrial. These ownership interests could create actual, perceived or potential conflicts of interest when these parties or the Company’s common directors and officers are faced with decisions that could have different implications for the Company and CNH Industrial or EXOR, as applicable.

1.6.2	The Loyalty Voting Program may affect the liquidity of Common Shares and reduce the Company’s share price.

The Company’s loyalty voting program is intended to reward Shareholders for maintaining long-term Common Share ownership by granting initial Shareholders and persons holding Common Shares continuously for at least three years, the option to elect to receive Special Voting Shares (the Loyalty Voting Program). Special Voting Shares cannot be traded and, immediately prior to the transfer of Common Shares from such Loyalty Register, any corresponding Special Voting Shares shall be transferred to the Company for no consideration (om niet). This loyalty voting program is designed to encourage a stable Shareholder base and, conversely, it may deter trading by those Shareholders who are interested in gaining or retaining Special Voting Shares. Therefore, the loyalty voting structure may reduce liquidity of the Common Shares and adversely affect their trading price.

1.6.3

The Loyalty Voting Program may prevent or frustrate attempts by the Company’s shareholders to change the Company’s management and hinder efforts to acquire a controlling interest in the Company, and the market price of the Company’s Common Shares may be lower as a result.

The provisions of the Company’s articles of association (the Articles of Association) establishing the Loyalty Voting Program may make it more difficult for a third party to acquire, or attempt to acquire, control of the Company, even if a change of control is considered favorably by Shareholders holding a majority of the Common Shares. As a result of the Loyalty Voting Program, a relatively large proportion of the voting power of the Common Shares could be concentrated in a relatively small number of shareholders who would have significant influence over the Company. For further information, see paragraph 12.4 “Major Shareholders”. Such Shareholders participating in the Loyalty Voting Program could effectively prevent change of control transactions that may otherwise benefit the Company’s Shareholders. In addition, such a concentration of voting power due to the Loyalty Voting Program may also prevent or discourage the initiatives of non-participating Shareholders (i.e. those who have held Common Shares for three years or less) aimed at changing the Company’s management or strategy or otherwise exerting influence over the Company. See also paragraph 12.7 (Special Voting Shares).

1.6.4	The market price and trading volume of the Common Shares may be volatile, which could result in rapid and substantial losses for shareholders.

Even if an active trading market develops or is sustained, the market price of the Common Shares may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume of the Common Shares may fluctuate and cause significant price variations to occur. If the market price of the Common Shares declines significantly, Shareholders may be unable to sell their Common Shares at an acceptable price, if at all. The market price of the Common Shares may fluctuate or decline significantly in the future. Some of the factors that could negatively affect the price of the Common Shares, or result in fluctuations in the price or trading volume of the Common Shares, include:

(a)	variations in the Group’s operating results, or failure to meet the market’s earnings expectations;

(b)	publication of research reports about the Group or the automotive industry, or the failure of securities analysts to cover the Common Shares;

(c)	departures of any members of the Group’s Senior Leadership Team or additions or departures of other key personnel;

(d)	adverse market reaction to any indebtedness the Group may incur or securities the Group may issue in the future;

(e)	actions by Shareholders;

(f)	changes in market valuations of similar companies;

(g)

changes or proposed changes in laws or regulations, or differing interpretations thereof, affecting the Group’s business, or enforcement of these laws and regulations, or announcements relating to these matters;

(h)	adverse publicity about the automotive industry generally, or particularly scandals relating to the industry, specifically;

(i)	litigation and governmental investigations; and

(j)	general market and economic conditions.

Any or all of these factors could result in material fluctuations in the price of the Common Shares, which could lead to investors getting back less than they invested or a total loss of their investment. See also risk factors 1.2.8 “The Group’s ability to reshape and/or strategically reposition its business activities could be impacted by employees being protected under employee laws and/or collective labor agreements” and 1.2.4 “The Group’s results of operations may be adversely impacted by various types of claims, lawsuits, and other contingent obligations”.

1.6.5	The interests of the major shareholder may differ from the interests of other Shareholders.

Based on its shareholding in CNH Industrial as at the date of this Prospectus, EXOR is expected to hold approximately 27% of the Common Shares and approximately 42% of the voting power at the completion of the Demerger due to its participation in the Loyalty Voting Program. By virtue of its ownership and voting interest in the Company, EXOR will have an interest in the Company and will have a significant influence over matters submitted to a vote of the Shareholders, including matters such as adoption of the annual financial statements, capital increases and acquisitions (which may dilute EXOR’s shareholding) and amendments to the Articles of Association. The interests of this major shareholder may in certain cases differ from those of other Shareholders.

1.6.6	The issuance of additional Common Shares in the Company in connection with future acquisitions, any share incentive or share based plan or otherwise may dilute all other Shareholdings.

The Group may seek to raise financing to fund future acquisitions and other growth opportunities. The Company may, for these and other purposes, issue additional equity or convertible equity securities either to the sellers in such acquisition or to finance a cash acquisition. As a result, existing holders of Common Shares may suffer dilution in their percentage ownership and/or the market price of the Common Shares may be adversely affected.

1.6.7	Tax consequences of the Loyalty Voting Program are uncertain.

No statutory, judicial, or administrative authority directly discusses how the receipt, ownership, or disposition of Special Voting Shares should be treated for Italian tax purposes and as a result, the tax consequences in this jurisdiction are uncertain.

The fair market value of the Special Voting Shares, which may be relevant to the tax consequences, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, the Special Voting Shares are not transferable (other than, in very limited circumstances, together with the associated Common Shares) and a shareholder will receive amounts in respect of the Special Voting Shares only if the Company is liquidated, the Group believes and intends to take the position that the fair market value of each Special Voting Share is minimal. However, the relevant tax authorities could assert that the value of the Special Voting Shares as determined by the Group is incorrect.

The tax treatment of the Loyalty Voting Program is unclear and shareholders are urged to consult their tax advisors in respect of the consequences of acquiring, owning and disposing of Special Voting Shares. See also Section 13 (Taxation) for a further discussion.

2.           Important Information

2.1	General

Prospective investors are expressly advised that an investment in the Shares entails certain risks and that they should therefore read and carefully review the contents of this Prospectus, including all information incorporated by reference in this Prospectus. Prospective investors should not invest in the Shares unless they have the expertise (either alone or with a financial adviser) to evaluate how the Shares will perform under changing conditions, the resulting effects on the value of the Shares and the impact this investment will have on its overall investment portfolio. Prospective investors should also consult their own tax advisers as to the tax consequences of the purchase, ownership, and disposition of the Shares.

The validity of this Prospectus shall expire on the First Trading Date or 12 months after its approval by the AFM, whichever occurs earlier. The obligation to supplement this Prospectus in the event of significant new factors, material mistakes or material inaccuracies shall cease to apply upon the expiry of the validity period of this Prospectus.

This Prospectus has been approved by the AFM as competent authority under the Prospectus Regulation on November 11, 2021. The AFM has only approved this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the Prospectus Regulation. Such approval should not be considered as an endorsement of the Company or the quality of the securities that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the securities.

The content of this Prospectus is not to be considered or interpreted as legal, financial or tax advice. This Prospectus should not be considered as a recommendation by the Company or CNH Industrial, or any of their respective affiliates or representatives that any recipient of this Prospectus should invest in the Shares. Prior to making any decision whether to purchase Shares, prospective investors should read the whole of this Prospectus and, in particular, Section 1 (Risk Factors), and not just rely on key information or information summarized within it. Each prospective investor should consult his own stockbroker, bank manager, lawyer, auditor or other financial, legal or tax advisers before making any investment decision with regard to the Shares, to consider such investment decision in light of the prospective investor’s personal circumstances, and in order to determine whether or not such prospective investor is eligible to purchase the Shares. The Company does not undertake to update this Prospectus, unless required pursuant to Article 23 of the Prospectus Regulation, and therefore prospective investors should not assume that the information in this Prospectus is accurate as of any date other than the date of this Prospectus.

In making an investment decision, prospective investors must rely on their own assessment of the Company, the Shares and the terms of the Demerger and Admission, the information contained in, or incorporated by reference into, terms of this Prospectus and any supplement to this Prospectus, should such supplement be published, within the meaning of Article 23 of the Prospectus Regulation, including the merits and risks involved, and the risk factors described in this Prospectus. For the avoidance of doubt, prospective investors may not rely on any other registration statements, prospectuses or other offer documents published by shareholders of the Company when assessing the Company, the Shares and the terms of the Demerger and Admission. Any acquisition of the Shares should be based on the assessments that the investor in question may deem necessary, including the legal basis and consequences of the Demerger and Admission, and including possible tax consequences that may apply, before deciding whether or not to invest in the Shares.

No person has been authorized to give any information or to make any representations in connection with the Demerger and Admission, other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by or on behalf of the Company, CNH Industrial, the Agent or any of their respective affiliates or representatives.

The Agent is acting exclusively for the Company and no one else in connection with the Admission. They will not regard any other person (whether or not a recipient of this Prospectus) as their respective clients in relation to the Admission and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Admission or any transaction or arrangement referred to herein.

Each person receiving this Prospectus acknowledges that it has relied only on the information in this Prospectus, and no person has been authorized to give any information or to make any representation concerning the Company or the Shares (other than as contained herein and information given by the Company’s duly authorized officers and employees in connection with investors’ examination of the Company and the terms of the Demerger and the Admission) and, if given or made, any such other information or representation should not be relied upon as having been authorized by the Company.

2.2	Supplements

The information in this Prospectus is current as of the date printed on the front of the cover, unless expressly stated otherwise. Without prejudice to the Company’s obligation to publish supplements to this Prospectus when legally required, the delivery of this Prospectus at any time after the date hereof shall not, under any circumstances, create any implication that there has been no change in the Group’s business or affairs since the date hereof or that the information contained in this Prospectus is correct as of any time since its date. If a significant new factor or a material mistake or inaccuracy relating to the information included in this Prospectus which is capable of affecting the assessment of the Shares arises or is noted between the date of this Prospectus and Settlement, a supplement to this Prospectus will be published. The obligation to supplement this Prospectus shall cease to apply upon the earlier of: (i) the First Trading Date; or (ii) 12 months after its approval by the AFM. Any supplement to this Prospectus will be subject to approval by the AFM and will be made public in accordance with the relevant rules under the Prospectus Regulation. The summary shall also be supplemented, if necessary, to take into account the new information included in the supplement.

Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable (whether expressly, by implication or otherwise), be deemed to modify or supersede statements contained in this Prospectus or in a document which is incorporated by reference in this Prospectus. Any supplement shall specify which statement is so modified or superseded and shall specify that such statement shall, except as so modified or superseded, no longer constitute a part of this Prospectus.

2.3	Responsibility Statement

The Company accepts responsibility for the information contained in this Prospectus. The Company declares that the information contained in this Prospectus is, to the best of its knowledge, in accordance with the facts and makes no omission likely to affect its import.

Neither the Agent nor any of its respective affiliates or respective directors, officers or employees or any other person makes any representation or warranty, express or implied, as to, or assumes any responsibility for, the accuracy or completeness or fairness of the information in this Prospectus or incorporated by reference herein, and nothing in this Prospectus or incorporated herein by reference is, or shall be relied upon as, a promise or representation by the Agent or any of its respective affiliates or respective directors, officers or employees or any other person, whether as to the past or the future.

The Agent does not accept any responsibility whatsoever for the contents of this Prospectus or for any other statements made or purported to be made by either itself or on its behalf in connection with the Group, the Demerger, or the Shares. Accordingly, the Agent disclaims, to the fullest extent permitted by applicable law, any and all liability, whether arising in tort, contract or otherwise, which it might otherwise be found to have in respect of this Prospectus and/or any such statement.

2.4	Information to Distributors

Solely for the purposes of the product governance requirements contained within: (a) MiFID II; (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; and (c) local implementing measures (together, the MiFID II Product Governance Requirements), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “manufacturer” (for the purposes of the MiFID II Product Governance Requirements) may otherwise have with respect thereto, the Shares have been subject to a product approval process, which has determined that the Shares are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II (the Target Market Assessment). Notwithstanding the Target Market Assessment, “distributors” (for the purposes of the MiFID II Product Governance Requirements) should note that: the price of the Shares may decline and investors could lose all or part of their investment; the Shares offer no guaranteed income and no capital protection; and an investment in the Shares is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other advisor) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to the requirements of any contractual, legal or regulatory selling restrictions in relation to Admission and the Share Allocation.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Shares.

Each distributor is responsible for undertaking its own target market assessment in respect of the Shares and determining appropriate distribution channels.

2.5	Notice to Prospective Investors

2.5.1	No offering is being made to any person in any jurisdiction

This Prospectus may not be used for, or in connection with, and does not constitute, or form part of, an offer by, or invitation by or on behalf of, the Company, CNH Industrial or any representative of the Company or CNH Industrial to purchase any securities or an offer to sell or issue, or the solicitation to buy securities by any person in any jurisdiction. The distribution of this Prospectus may be restricted by law in certain jurisdictions. Neither this Prospectus nor any advertisement or any other related material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

2.5.2	Notice to Prospective Investors in the United States

The Shares have not been, and will not be, registered under the US Securities Act of 1933, as amended (the US Securities Act) or under the securities laws of any state or other jurisdiction of the United States and may not be offered or sold within the United States, except pursuant to an applicable exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and in compliance with any applicable securities laws of any state or other jurisdiction of the United States. There will be no public offering in the United States for the purposes of the US Securities Act. At the time of the Demerger, the Shares will not be listed on any securities exchange in the United States, and the Company expects to rely on an exemption from registration under the US Securities Exchange Act of 1934, as amended, provided by Rule 12g 3-2(b) thereunder. The Shares have not been approved or disapproved by the US Securities and Exchange Commission (the SEC), any state securities commission in the United States or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Shares or the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

2.6	Presentation of Financial and Certain Other Information

2.6.1	Financial information

This Prospectus includes the audited combined statements of financial position of the Group as of December 31, 2020, 2019, and 2018, and the related audited combined income statements, statements of comprehensive income, cash flows and changes in invested equity for each of the years ended December 31, 2020, 2019, and 2018, including the accompanying notes thereto, prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU-IFRS), collectively referred to as the Combined Financial Statements. The designation IFRS also includes International Accounting Standards (IAS), as well as all interpretations of the IFRS Interpretations Committee (IFRIC). The Combined Financial Statements are included in pages F-42 up to and including F-142 of this Prospectus.

Also included in this Prospectus are the unaudited but reviewed interim condensed combined statement of financial position of the Group as of June 30, 2021, and the related unaudited but reviewed interim condensed combined income statements, statements of comprehensive income, cash flows and changes in invested equity for each of the six months ended June 30, 2021 and 2020, including the accompanying notes thereto, prepared in accordance with IAS 34 - Interim Financial Reporting (the Interim Condensed Combined Financial Statements). The Interim Condensed Combined Financial Statements are included in pages F-1 up to and including F-39 of this Prospectus.

With regard to the financial information as at and for the financial years ended December 31, 2020, 2019 and 2018, as well as the financial information as at and for the six months ended June 30, 2021 and 2020, presented in the Prospectus, references to “the Company”, “the Group” or “Iveco Group” refer to Iveco Group N.V. individually or together with its subsidiaries, and each of its subsidiaries, as the context may require, unless otherwise indicated.

2.6.2	Basis of preparation of the Combined Financial Statements and the Interim Condensed Combined Financial Statements

As explained in section on “Basis of preparation” in the Combined Financial Statements and the section on “Basis of preparation” in the Interim Condensed Combined Financial Statements, the historical consolidated financial information of the Group has been derived from the consolidated financial statements and semi-annual condensed consolidated financial statements, respectively, and accounting records of CNH Industrial. The Combined Financial Statements and the Interim Condensed Combined Financial Statements have been prepared to represent the combined historical results of operations, financial position and cash flows of the Iveco Group Business structure that will be controlled by the Company following the Demerger. The Combined Financial Statements and the Interim Condensed Combined Financial Statements are presented as if the entities controlled directly or indirectly by CNH Industrial until the Demerger and that will be controlled by the Company afterwards, together with other assets and liabilities, had been combined for all periods presented.

As the Demerger is considered a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17 - Distributions of Non-cash Assets to Owners. Accordingly, assets and liabilities are accounted for at the carrying value in the accounting records of the transferring entity (i.e. CNH Industrial). The Combined Financial Statements and the Interim Condensed Combined Financial Statements are therefore prepared under the historical cost convention, modified as required for the measurement of financial instruments, as well as on a going concern basis.

EU-IFRS do not provide principles for the preparation of combined and/or carve-out financial statements, accordingly, in preparing these consolidated financial statements, accounting and allocation conventions commonly used in practice for the preparation of combined and/or carve-out financial statements were applied.

Management believes that the assumptions underlying the Combined Financial Statements and the Interim Condensed Combined Financial Statements, including recharges of expenses from CNH Industrial, are reasonable. Nevertheless, the Combined Financial Statements and the Interim Condensed Combined Financial Statements may not include all of the actual expenses that would have been incurred by the Group and may not reflect the combined results of operations, financial position and cash flows had the Group been a stand-alone group during the periods presented. Actual costs that would have been incurred if the Group had been a stand-alone group would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

2.6.3	Non-IFRS financial information

The Prospectus also contains non-IFRS financial measures including adjusted EBIT of Industrial Activities, adjusted net profit (loss), free cash flow of Industrial Activities, net cash (debt) of Industrial Activities and available liquidity. The non-IFRS financial measures presented are not measures of financial performance under EU-IFRS, but measures used by management to monitor the underlying performance of the Group’s business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of the Group’s historical operating results, nor are such measures meant to be predictive of the Group’s future results. These non-IFRS measures are presented in the Prospectus because management believes they provide useful and relevant information regarding the Group’s operating results and enhance the readers’ ability to assess the Group’s financial performance and financial position. Management uses these non-IFRS measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to the Group’s core operations. These non-IFRS financial measures have no standardized meaning under EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS. The Group’s non-IFRS financial measures are defined as follows:

Adjusted EBIT of Industrial Activities: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

Adjusted Net Profit (Loss): is defined as profit/(loss), less restructuring costs and non-recurring items, after tax.

Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and Financial amounts receivable from the CNH Industrial Group post-Demerger. The Company provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable EU-IFRS financial measure included in the Group’s consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.

Available Liquidity: is defined as cash and cash equivalents (including restricted cash), undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties).

2.6.4	Geographic regions

This Prospectus also presents information by geographic region. The Group’s geographic regions are: (1) Europe; (2) South America, (3) North America; and (4) Rest of World. The geographic designations have the following meanings:

(a)	Europe: member countries of the European Union, European Free Trade Association, the United Kingdom, Ukraine and Balkans;

(b)	South America: Central and South America, and the Caribbean Islands;

(c)	North America: United States, Canada and Mexico; and

(d)	Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States, the African continent and Middle East.

In this Prospectus, industry and market share information for Commercial Vehicles are presented by regions with the following meaning: Europe (the 27 countries where the Group’s Commercial Vehicles business competes), South America (Brazil and Argentina) and Rest of World (Russia, Turkey, South East Asia, Australia and New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine the Group’s estimates of retail unit data in any period.

2.6.5	Rounding and negative amounts

Certain data in this Prospectus, including financial, statistical, and operating information, has been rounded. As a result of the rounding, the totals of data presented in this Prospectus may vary slightly from the actual arithmetic totals of such data. Percentages in tables have been rounded and accordingly may not add up to 100%. In tables, negative amounts are shown between brackets. Otherwise negative amounts are shown by “-” or “negative” before the amount.

2.6.6	Currency Presentation

Unless indicated otherwise, all references in this Prospectus to “€”, “euro” or “EUR” are to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the treaty establishing the European Community, as amended. All references to “sterling”, “pounds sterling”, “GBP”, “£”, or “pence” are to the lawful currency of the United Kingdom. All references to “$”, “US$”, “USD” or “US dollars” are to the lawful currency of the United States. All references to “CZK” are to the lawful currency of the Czech Republic. All references to “CHF” are to the lawful currency of Switzerland. All references to “PLN” are to the lawful currency of Poland.

2.7	Market, Economic and Industry Data

This Prospectus contains statistics, data and other information relating to markets, market sizes, market shares, market positions and other industry data pertaining to the Group’s business and markets.

Unless the source is otherwise stated, the market, economic and industry data in this Prospectus constitute the Company’s estimates, including estimates based on information and analysis compiled by:

•

for Europe: STATISTIK AUSTRIA - Bundesanstalt Statistik Österreich (Austria); FE.B.I.A.C. - Fédération Belge de l’Automobile et du Cycle (Belgium); MINISTRY OF THE INTERIOR (POLICE) (Croatia); SDA-CIA CZ (Car Iporters Association) by RTV Data (Czech Republic); DBI IT (Denmark); RINKODAROS PROJEKTAI (Estonia); BISNODE FINLAND (Finland); A.A.A. - Association Auxiliaires de l’Automobile (France); K.B.A - Kraftfahrt-Bundesamt (Germany); AMVIR - Association of Motor Vehicles Importers Representatives (Greece); DATAHOUSE (Hungary); S.I.M.I. - Society of Irish Motor Industry (Ireland); ANFIA/ACI (Italy); CSDD-CELU SATIKMES DROSIBAS DIREKCIJA (State registrations company) (Latvia); REGITRA VJ (State registrations company) (Lithuania); S.N.C.A. - Société Nationale de Circulation Automobile (Luxemburg); O.F.V. (Opplysningsrådet for Veitrafikken ) - Information Council for the Road Traffic (Norway); SAMAR (Institute of Automotive research) (Poland); ACAP - Associação Automóvel de Portugal (Portugal); R.D.C. - Rai Data Centrum (the Netherlands); POLICE REGISTRATIONS (Romania); AIA SR (Automotive Industry Association of Slovak Republic); (POLICE REGISTRATIONS) (Slovakia); MINISTRY OF INFRASTRUCTURE (Slovenia); URBAN SCIENCE (Spain); BRANCH DATA (Sweden); ASTRA- Bundesamt für Strassen (Switzerland); IHS MARKIT (U.K.);

•

for South America: ADEFA (Asociación de Fábricas de Automotores) (Argentina); FENABRAVE (Federação Nacional da Distribuição de Veículos Automotores) / ANFAVEA (Associação Nacional dos Fabricantes de Veículos Automotores (Brazil);

•

for Rest of World: Truck industry council (TIC) (Australia); National Association of Automobile Manufacturers of South Africa (NAAMSA) (Botswana); CAAM (China Association of Automobile Manufacturers) (China – domestic market); China Automotive Technology & Research Center (CATARC) (China - importers); Israel Vehicle Importers Association (I-via) (Israel); National Association of Automobile Manufacturers of South Africa (NAAMSA) (Lesotho); National Association of Automobile Manufacturers of South Africa (NAAMSA) (Namibia); Allied publications limited (New Zeland); GIBDD (State road police) unofficial databases from different regions of Russia (Russia); National Association of Automobile Manufacturers of South Africa

(NAAMSA) (South Africa); KAMA - Korea Automobile Manufacturer Association for local brands, KAIDA - Korea Automobile Importers and Distributors Association for EU brands (South Korea); National Association of Automobile Manufacturers of South Africa (NAAMSA) (Swaziland); L’Agence Technique des Transports Terrestres (ATTT) (Tunisia) ; A.A.A. - Association Auxiliaires de l’Automobile (Turkey).

In addition, certain third-party market data and industry forecasts used in this Prospectus have been obtained from sources believed to be reliable, such as publicly available information and industry publications, including publications and data compiled by motorizations, ministries and providers listed above. The industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but the accuracy and completeness of such information is not guaranteed. Market data and statistics are inherently unpredictive and subject to uncertainty and not necessarily reflective of actual market conditions. Such statistics are based on market research, which itself is based on sampling and subjective judgments by both the researchers and the respondents. The Company has not independently verified and cannot give any assurance as to the accuracy or completeness of market data contained in this Prospectus that were extracted or derived from these industry publications. The Company confirms that all such third-party data contained in this Prospectus has been accurately reproduced and, as far as the Company is aware and able to ascertain from information published by such third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading.

Estimations and forecasts are subject to inherent risks and uncertainties. The availability of market information differs significantly between countries. In particular, actual results could be impacted by future events which cannot be predicted or controlled, including, without limitation, changes in business strategies, the development of future products and services, changes in market and industry conditions, the outcome of contingencies, changes in management, changes in law, regulations or individual countries’ policies.

Other statistical or market-related data has been estimated by management based on reliable third-party sources, where possible, including those referred to above or based on data generated in-house by the Group. Although management believes its estimates regarding markets, market sizes, market shares, market positions and other industry data to be reasonable, these estimates have not been verified by any independent sources, and the Company cannot assure prospective investors as to the accuracy of these estimates or that a third party using different methods to assemble, analyze or compute market data would obtain the same results. Management’s estimates are subject to risks and uncertainties and are subject to change based on various factors. The Company does not intend, and does not assume any obligation, to update the industry or market data set forth herein, other than as required by Article 23 of the Prospectus Regulation.

As a result, prospective investors should be aware that statistics, data, statements and other information relating to markets, market sizes, market shares, market positions and other industry data in this Prospectus and estimates and assumptions based on that information are necessarily subject to a high degree of uncertainty and risk due to the limitations described above and to a variety of other factors, including those described in Section 1 (Risk Factors) and elsewhere in this Prospectus.

2.8	Incorporation by Reference

The Articles of Association and the Special Voting Shares Terms and Conditions are incorporated in this Prospectus by reference and, as such, form part of this Prospectus.

Copies of the Articles of Association will be available in electronic form from the Company’s website (www.ivecogroup.com/investor_relations/demerger_documents/Articles_of_Association.pdf) and the Special Voting Shares Terms and Conditions at (www.ivecogroup.com/investor_relations/demerger_documents/Special_Voting_Shares_Terms_and_Conditions.pdf). Prospective investors should only rely on the information that is provided in this Prospectus or incorporated by reference into this Prospectus.

No other documents or information, including the contents of the Company’s website (www.ivecogroup.com) or of websites accessible from hyperlinks on that website, form part of, or are incorporated by reference into, this Prospectus. Other than the information incorporated by reference into this Prospectus, the contents of the Company’s website (www.ivecogroup.com) or of websites accessible from hyperlinks on that website have not been scrutinized or approved by the AFM.

2.9	Definitions and Glossary

Certain terms used in this Prospectus, including all capitalised terms, are defined and explained in Section 15 (Definitions and Glossary).

In this Prospectus, unless otherwise specified, the terms “the Company”, “the Group” and “Iveco Group” refer to Iveco Group N.V., individually or together with its subsidiaries, as the context may require.

2.10	Enforceability of Judgments

The ability of Shareholders in certain countries other than the Netherlands, in particular in the United States, to bring an action against the Company may be limited. The Company is a public company under the laws of the Netherlands and has its principal office and business address and place of effective management in Turin, Italy.

The majority of the Directors are resident of countries other than the United States. All or a substantial proportion of the assets of these individuals are located outside the United States. The Group’s assets are located primarily outside the United States. As a result, it may not be possible or it may be difficult for investors to effect service of process within the United States upon the Group or such persons, or to enforce against them in US courts a judgment obtained in such courts, including judgments predicated on the civil liability provisions of US federal securities laws or the securities laws of any state or territory within the United States.

The United States and the Netherlands currently do not have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. In addition, the countries of residence of the Directors and of the Company’s employees may also not have a treaty providing for the reciprocal recognition and enforcement of judgments. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon US securities laws, would not be enforceable in the Netherlands. Accordingly, a final judgment for payment rendered by a court in the United States, whether or not predicated solely upon US securities laws, will not be recognised, and enforced by the Dutch courts. However, if a person has obtained a final and conclusive judgment for the payment of money rendered by a court in the United States which is enforceable in the United States and files his claim with the competent Dutch court, the Dutch court will generally give binding effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the US court has been based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the US court was rendered in legal proceedings that comply with the standards of the proper administration of justice that includes sufficient safeguards (behoorlijke rechtspleging) and (iii) the judgment by the US court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for acknowledgement in the Netherlands and except to the extent that the foreign judgment contravenes Dutch public policy (openbare orde). It is uncertain whether this practice extends to default judgments as well. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a US court and recognise damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of US courts in the Netherlands are solely governed by the provisions of the Dutch Civil Procedure Code (Wetboek van Burgerlijke Rechtsvordering).

3.             Forward-Looking Statements

Certain statements in this Prospectus constitute forward-looking statements. Forward-looking statements, which appear in a number of places in this Prospectus, include: statements regarding the Group’s future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products. In particular, the statements under Sections 1 (Risk Factors), 8 (Operating and Financial Review) and 10 (Business Description) regarding the Group’s strategy, targets and other future events or prospects are forward-looking statements. Such forward-looking statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Group’s control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Group is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on the Group’s business, the Group’s employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to the Group;

•	disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents;

•	the Group’s ability to execute business continuity plans as a result of COVID-19;

•	the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19;

•	general economic conditions in each of the Group’ markets, including the significant economic uncertainty and volatility caused by COVID-19;

•

travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in the Group’s facilities may affect in the future the Group’s ability to operate as well as the ability of the Group’s suppliers and distributors to operate;

•	changes in government policies regarding banking, monetary and fiscal policy;

•	legislation, particularly pertaining to capital goods-related issues such as the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development;

•	government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs;

•	volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars;

•	actions of competitors in the various industries in which the Group competes;

•	development and use of new technologies and technological difficulties;

•	the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of the Group’s products;

•	production difficulties, including capacity and supply constraints and excess inventory levels;

•	labor relations;

•	interest rates and currency exchange rates;

•	inflation and deflation;

•	energy prices;

•	the Group’s ability to obtain financing or to refinance existing debt;

•	price pressure on new and used vehicles;

•

the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues;

•	the Group’s pension plans and other post-employment obligations;

•	political and civil unrest;

•	volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere;

•	the Group’s ability to realize the anticipated benefits from its business initiatives as part of the Group’s strategic plan;

•

the impact of significant or unanticipated material or extraordinary transactions or any business combinations and other similar transaction on the Group’s businesses, the Group’s 2021 outlook and other financial or business projections;

•	the Group’s failure to realize, or a delay in realizing, all of the anticipated benefits of its acquisitions, joint ventures, strategic alliances or divestitures;

•	expected benefits and costs of the proposed Demerger; the expected timing of completion of the Demerger;

•	the ability of CNH Industrial to consummate the Demerger considering the various conditions to such consummation (some of which are outside the Company’s control);

•

business disruption during the pendency of or following the Demerger, diversion of management time on the Demerger transaction-related issues, and other similar risks and uncertainties, and the Group’s success in managing the risks involved in the foregoing.

Should one or more of these risks or uncertainties materialize, or should any underlying assumptions prove to be incorrect, the Group’s actual financial condition, cash flows, or results of operations could differ materially from what is described herein as anticipated, believed, estimated or expected. Investors are urged to read the sections of this Prospectus entitled Sections 1 (Risk Factors), 8 (Operating and Financial Review) and 10 (Business Description) for a more complete discussion of the factors that could affect the Group’s future performance and the industries in which it operates.

Forward-looking statements are based upon assumptions relating to the factors described in this Prospectus, which are oftentimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Group’s actual results could differ materially from those anticipated in such forward-looking statements. All future written and oral forward-looking statements by the Group or persons acting on the behalf of the Group are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Such forward-looking statements contained in this Prospectus speak only as of the date of this Prospectus and are expressly qualified in their entirety by the cautionary statements included in this Prospectus. Without prejudice to its obligations under Dutch law and Italian law in relation to disclosure and on-going information, the Company and CNH Industrial undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

4.         The Demerger and Admission

4.1	Reasons for the Demerger

4.1.1	Background

CNH Industrial (collectively with its subsidiaries, the CNH Industrial Group) is a global leader in the capital goods sector engaged in the design, production, marketing, sale, servicing, and financing of agricultural and construction equipment, trucks, commercial vehicles, buses and specialty vehicles for firefighting, defence and other uses, as well as combustion engines, alternative propulsion systems, transmissions and axles for those vehicles and engines and alternative propulsion systems for agricultural and construction equipment and for marine and power generation applications. It has manufacturing, commercial and financial services companies located in 44 countries.

At its ‘Capital Markets Day’ event held on September 3, 2019, CNH Industrial announced its intention to separate its “On-Highway” (commercial vehicles and powertrain) business (now named “Iveco Group”) and “Off-Highway” (agriculture and construction) business. On May 6, 2020, CNH Industrial announced that, while the intention to separate the businesses remained unchanged, the original timeline for the implementation was extended due to market conditions resulting from the COVID-19 pandemic. Starting from the end of 2020, CNH Industrial reaffirmed its intention to proceed with the separation.

4.1.2	Reasons for the Demerger

The decision to separate the Iveco Group Business and Off-Highway Business follows the realization that investors (both retail and institutional) tend to prefer ‘pure players’ as opposed to conglomerates and that, as a result of this equity portfolio preference, the value of the various businesses managed by CNH Industrial was not accurately reflected in its stock price. Although sell-side analysts use proprietary models for the separate evaluation of the various parts of conglomerates (also known as ‘sum-of-the-parts’ evaluation), a recent sell-side report, for instance, highlighted that the current stock price of CNH Industrial does not account for the truck business, despite the fact that such business has an intrinsic economic value. This strong investor preference for pure players is further shown by the fact that, also as a result of a consolidation of the industry occurred in the last fifteen years, practically all main competitors of the Iveco Group are either pure players (e.g., Traton, a company resulting from a separation from other businesses, and Paccar) or have started a corporate, financial and industrial separation process from its other businesses to achieve such pure players status (e.g. Daimler Trucks). With particular reference to Iveco Group, analysts and investors appear not to have properly evaluated the Iveco Group Business by lowering its valuation as it is part of a conglomerate. This discount accounts for the perceived lack of specific managerial attention on its trucks and powertrain operations and the consequent potential failure to fully exploit all the market opportunities offered by the technological advances that has recently permeated the truck industry.

Further, the decision to proceed with the Demerger represents the outcome of a deep business portfolio review process performed by the management of CNH Industrial and Iveco Group, showing very limited manufacturing, distribution, and sales synergies between CNH Industrial (including its Off-Highway Business) and the Iveco Group Business. In other words, there is a broad convergence between the above mentioned assessment of analysts and other financial intermediaries and managerial opinion that the separation of the Iveco Group Business would unlock value for shareholders and stakeholders. On the back of these considerations, this review highlighted that the Iveco Group Business and Off-Highway Business have different competitive environments, diverging regulatory and customer requirements and are impacted differently by the accelerating industry megatrends of digitalization, automation, low-/zero-emission propulsion and servitization. In particular, the Iveco Group Businesses have already been deeply impacted by such megatrends and hence they are better prepared to exploit future opportunities in the short-medium term, as opposed to the agricultural machinery industry where such megatrends appear not to have yet influenced the different jurisdictions where CNH Industrial operates. For instance, digitization is more advanced in on-road commercial vehicles than in agricultural and construction machinery and the trajectory towards automated driving solutions appears significantly more accelerated in the commercial vehicles industry on the back of a similar trajectory interesting the car industry. Emissions regulations across the globe are significantly more stringent in the trucks industry, whereby agricultural and construction machinery emissions standards take into account the different mission (and the reduced number) of such vehicles. With respect to services, the high-end part of the customers’ base of commercial vehicles (larger customers and fleet owner) appear also more open to alternative offers, like those based on pay-per-use. Furthermore, the distribution network and the customers base of light, medium and heavy commercial vehicles main features and needs have few commonalities with those of the network and customers of the agricultural and construction machinery industry. Moreover, the competitive environment of the two businesses is substantially different (with the truck industry less concentrated than the agricultural industry, where, however, large competitors have to face local competitors who are not generally present in the truck industry in the more mature markets). These substantial differences between the two businesses have been highlighted by various independent analysts as one of the main reasons explaining why financial markets do not fully include in CNH Industrial’s stock price the value of all its businesses.

The demerger of the Iveco Group Business’ assets is intended to enhance management focus and flexibility, align investment priorities and incentives, better meet respective business needs and optimize the cost and capital structure of each company to drive profitable growth. There is a broad consensus among institutional investors that a clearly separate corporate and management structure between these two businesses will allow a more focused oversight of their operations. Iveco Group management also deems that such separate framework would allow more timely reaction to market requirements and opportunities, as well as accurate prioritizations of investments and expenditures. The Demerger is also intended to further strengthen the market positions of both the Iveco Group Business and the Off-Highway Business, better position them to achieve their growth ambitions as well as optimize their shareholder and stakeholder value creation potential.

The Company will comprise the IVECO commercial vehicles brand, IVECO BUS and HEULIEZ BUS city buses and commuter bus brands, a minority equity investment in Nikola Corporation (Nasdaq: NKLA) (that intends to become a global leader in zero-emissions transportation solutions), equity interests in various joint ventures (including a 50-50% joint venture in the EU with Nikola Corporation), IVECO ASTRA quarry and mining equipment brand, Iveco Defence Vehicles civil defence and peace-keeping missions vehicles brand, and Magirus firefighting vehicles brand, together with the FPT Industrial powertrain business. IVECO brands’ market position and product line-up will be further strengthened with investments in product and technology upgrades. Defence vehicles and Magirus firefighting will further develop their industry leading offerings for their specialized customer base. FPT Industrial will continue to offer industry-leading powertrain solutions and accelerate the development of alternative propulsion solutions. FPT Industrial will remain a key supplier to the Off-Highway business through a long-term supply agreement. The activities of these brands will be supported by the Financial Services business.

Until the completion of the Demerger, the Commercial and Specialty Vehicles business, the Powertrain business, (which operate largely separately from the Off-Highway Business) and the related Financial Services business continue to be managed in the context of the more complex organizational infrastructure of CNH Industrial (including a Senior Leadership Team chaired by the CEO of CNH Industrial N.V. and whose members also include managers of businesses and functions other than the businesses of Iveco Group). Furthermore, any decision in terms of investments and capital allocation, funding and other major transactions, needs to be taken in the context of CNH Industrial priorities and objectives. In this regard, the Demerger will accomplish the corporate separation of Iveco Group with its Commercial and Specialty Vehicles business, the Powertrain business, and the related Financial Services business, and dedicated corporate functions (like finance and treasury, human resources, and the like). It will allow the establishment of a senior managerial committee (the Senior Leadership Team) entirely and exclusively dedicated to Iveco Group reporting to the Board of Directors of the Company, and it will enable Iveco Group to operate as a stand-alone entity with a capital structure adequate to the needs of its businesses. On the aforementioned strategic foundations, the Company believes that through the Demerger it will have the financial, technical, and human capital resources to meet the challenges arising from the megatrends of digitalization, automation, low-/zero-emission propulsion and servitization.

In addition, to allow a smoother start-up of the Off-Highway and Iveco Group businesses as two independent profit centers after the Demerger Date, from an organizational standpoint, starting from October 1, 2021 two separate senior management teams would lead these two businesses, while until the Demerger Effective Date corporate functions will ensure compliance with existing laws and regulations applicable to CNH Industrial and its subsidiaries. The identification of these two separate management teams is the result of a careful organizational review performed by the management of respectively CNH Industrial and the Company to allow both organizations to have senior leadership teams capable of effectively managing the respective businesses after the Demerger.

After the separation of Iveco Group Business from the Off-Highway Business there will be two independent and stand-alone listed entities, each well positioned to compete with their peers. Through the support of their separate financial, human and managerial capital, all of their respective businesses will be better able to realize their full potential in terms of financial performance, shareholder and broader stakeholder value generation and sustainability commitment, minimizing to the extent strictly necessary any commingling of the business needs of Iveco Group and CNH Industrial post-Demerger.

With regard to the current relations with CNH Industrial, the management of CNH Industrial and the Company have carefully investigated the areas where a cooperation between the two groups was necessary or beneficial for both groups following the Demerger. As a result of this process, effective on the Demerger Effective Date, the Company and CNH Industrial will enter into three main agreements related to the reciprocal provision and receipt of general services (Master Services Agreement); the long-term supply of diesel and gas engines (and related spare parts) from FPT Industrial to CNH Industrial and its subsidiaries (Engine Supply Agreement); and the reciprocal provision and receipt of services connected to the financial services companies (Financial Services Agreement). Furthermore, Iveco Group and CNH Industrial will manage their relationship with their main European bank partner in financial services business throughout the newly established jointly controlled (50-50%) legal entity named CIFINS S.p.A. (CIFINS), which will hold the 49.9% interest in CNH Industrial Capital Europe S.a.S., a joint venture with the BNP Paribas Group providing financing solutions to customers of the CNH Industrial Group in several European countries.

These three agreements will allow the Company (and its subsidiaries) to benefit from the support currently received from CNH Industrial and its subsidiaries substantially at the same terms and conditions applicable before the Demerger and will ensure that the Company (and its subsidiaries) will be able to operate on a stand-alone basis after the Demerger. For a description of these agreements see paragraph 11.12.2 (Agreements between the Company and the CNH Industrial Group post-Demerger).

Benefitting from greater management focus, the two companies will accelerate their innovation, be nimbler in their strategic thinking, and actively participate in industry consolidation.

4.2	Legal structure before and after the Demerger

At the date of the Prospectus and until the completion of the Demerger, CNH Industrial owns and controls the following business segments: Agriculture, Construction, Commercial and Specialty Vehicles, Powertrain and Financial Services, each of which operates largely independently from the other segments.

The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial “Chief Operating Decision Maker” to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial, as follows:

•

Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac® ), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.

•

Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.

•

Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

•

Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of combustion engines, alternative propulsion systems, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.

•

Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brand dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brand dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.

The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.

The following chart shows the structure, by business segment, of CNH Industrial Group immediately before the Demerger:

Immediately after the Demerger, CNH Industrial will own and control the Agriculture and the Construction segments, as well as the related Financial Services business, while Iveco Group will own and control the Commercial and Specialty Vehicles and the Powertrain segments, as well as the related Financial Services business. In particular, with reference to CNH Industrial Financial Services, the European operations will be separated as follows: the receivable portfolios related to the captive activity of each group (Off-Highway and Iveco Group), together with the related funding, will be attributed to each group, while the servicing of these separated portfolios will be performed by Iveco Group’s Financial Services segment. Instead, CNH Industrial post-Demerger will provide financial services to Iveco Group companies in the rest of the world (see also paragraph 11.12.2 (Agreements between the Company and the CNH Industrial Group post-Demerger).

The following chart shows the structure, by business segment, of CNH Industrial Group and Iveco Group immediately after the Demerger:

From a corporate structure perspective, the Demerger will entail the transfer of approximately 100 direct and indirect CNH Industrial subsidiaries to Iveco Group, the majority of which are structurally already separated from the ‘Agriculture’ and ‘Construction’ segments and therefore do not require structural carve-outs. Only with regard to a small number of subsidiaries in Brazil and Argentina, intra-group demerger transactions are in the process of being performed to separate the Commercial & Specialty Vehicles activities and Powertrain activities from the ‘Agriculture’ and

‘Construction’ activities. This concerns a legal separation only as from an operational and reporting standpoint, each of those entities are already considered separately. In addition, with respect to the Financial Services segment, a legal separation is to be accomplished, see paragraph 4.3.2 (Pre-demerger corporate structuring). For a list of the main subsidiaries to be transferred, see paragraph 4.3.3 (Business to be demerged).

The following chart shows the corporate structure (in simplified form, showing only the main subsidiaries of the depicted entities) immediately before the completion of the Demerger:

1)	Off-Highway Industrial Activities entities refer to those entities belonging to the ‘Agriculture’ and ‘Construction’ segments.
2)	Iveco Group N.V. was specifically incorporated for this particular transaction.
3)	CIFINS S.p.A. was specifically incorporated for this particular transaction.

The following chart shows the corporate structure (in simplified form, showing only the main subsidiaries of the depicted entities) upon completion of the Demerger:

4.3	Structure of the Demerger

4.3.1	Statutory Demerger

The separation will occur by way of the statutory Demerger (juridische afsplitsing), governed by the laws of the Netherlands, of equity investments attributable to the Iveco Group Business operations, as well as the portion of CNH Industrial N.V. financial payables attributable to Iveco Group Business operations, from CNH Industrial in favor of the Company.

4.3.2	Pre-demerger corporate structuring

The Demerger entails the completion of the following preliminary transactions aimed at creating a corporate structure allowing Iveco Group to operate efficiently upon the Demerger:

(a)

the incorporation of the Company (wholly owned by CNH Industrial until the Effective Date). The Company was incorporated under the laws of the Netherlands on June 16, 2021, and has its corporate seat in Amsterdam, the Netherlands, and its place of effective management, principal office and business address in Turin, Italy. The Company will be the recipient of the interests and equity investments that will be transferred by universal title of succession (algemene titel) pursuant to the Demerger;

(b)

the incorporation of a new Financial Services legal entity, CIFINS, which is to hold 49.9% of CNH Industrial’s interest in CNH Industrial Capital Europe S.a.S., a joint venture with the BNP Paribas Group providing financing solutions to customers of the CNH Industrial Group in several European countries. Such 49.9% interest will be transferred into CIFINS by way of a contribution in kind, governed by the laws of Italy in December 2021. CIFINS was incorporated under the laws of Italy on June 11, 2021, and has its corporate seat in Turin, Italy, as a wholly owned subsidiary of CNH Industrial. As part of the Demerger, CNH Industrial will transfer 50% of the shares in CIFINS to the Company (see also paragraph 4.3.2 (Business to be demerged)); and

(c)

a separation of operational activities at a local level, in particular in Brazil and Argentina, by way of intra-group demerger transactions into separate legal entities. The activities to be demerged are already operationally and from a reporting standpoint separated from the ‘Agriculture’ and ‘Construction’ activities and only require legal separation into separate entities to enable a transfer of only those entities to the Company as part of the Demerger.

4.3.3	Business to be demerged

The Demerger will entail the transfer by universal title of succession, from CNH Industrial to the Company, of: (a) all interests directly owned by CNH Industrial in the legal entities attributable to the Iveco Group Business operations; (b) all interests owned in the Financial Services legal entities included in the Iveco Group Business perimeter; (c) 50% of CNH Industrial’s interest in CIFINS (owning 49.9% of CNH Industrial Capital Europe S.a.S.), (d) the portion of CNH Industrial N.V. financial payables attributable to Iveco Group Business operations, and (e) all issued and paid up 25,000,000 common shares, each with a nominal value of EUR 0.01 (the Existing Iveco Shares) currently held by CNH Industrial in the share capital of the Company (the Demerged Business). The Demerger will become effective on the Effective Date.

All other assets, liabilities and interests not transferred to the Company upon Demerger will remain with CNH Industrial.

In the first quarter of 2022, after the Demerger, the Company expects to settle all deposits in CNH Industrial post-Demerger’s cash management pools, as well as all debt towards CNH Industrial post-Demerger.

The following table sets forth a list of the main subsidiaries that will be directly or indirectly controlled by the Company upon the completion of the Demerger, as well as the main associates:

Name of Subsidiary	Country of Incorporation	Percentage Interest Held
Iveco S.p.A.	Italy	100.00%
FPT Industrial S.p.A.	Italy	100.00%
CNH Industrial Capital Solutions S.p.A.	Italy	100.00%
Iveco Magirus AG	Germany	94.00%
Iveco Espana S.L.	Spain	100.00%
IVECO FRANCE SAS	France	100.00%
FPT – Powertrain Technologies France SAS	France	100.00%

CNH Industrial Financial Services S.A.	France	100.00%
Iveco Czech Republic A.S.	Czech Republic	98.84%
SAIC Fiat Powertrain Hongyan Co. Ltd.	People’s Rep. of China	60.00%
Iveco Defence Vehicles S.p.A.	Italy	100.00%
Iveco Limited	United Kingdom	100.00%
CAMIONES IVECO ARGENTINA S.A.	Argentina	100.00%
ON-HIGHWAY BRASIL LTDA.	Brazil	100.00%
FPT INDUSTRIAL BRASIL LTDA.	Brazil	100.00%
Iveco Poland Sp. z o.o.	Poland	100.00%
Iveco Belgium N.V.	Belgium	100.00%
Magirus GmbH	Germany	84.43%
Heuliez Bus S.A.S.	France	100.00%
Iveco Trucks Australia Limited	Australia	100.00%

Name of Associate
CNH Industrial Capital Europe S.a.S.	France	24.95%(*)

(*) This percentage represents the interest held by Iveco Group N.V. through its 50% interest in CIFINS.

4.3.4	Universal title of succession

Universal title of succession (algemene titel) means that the legal title to the assets and liabilities concerned transfers to the receiving company by operation of law by virtue of the legal demerger: no separate transfer deeds or other actions are required for the transfer of title other than the notarial deed of demerger.

4.3.5	Creditor protection

Generally, third party consents do not need to be obtained. There is a one-month opposition period following the filing of the Demerger Proposal during which creditors, and parties to a legal relationship with CNH Industrial or the Company, who believe that their position is jeopardised by the Demerger, may object and may require security to be given to them if their position deteriorates as a result of the Demerger (see also below). The same applies to counterparties to contracts who believe that their contracts are not properly transferred. Contractual relationships may only be transferred in their entirety.

Further, in order to protect the position of creditors of CNH Industrial after the Demerger has become effective, Section 2:334t of the Dutch Civil Code establishes a joint, but contingent, liability for the Company towards creditors of CNH Industrial for any liability of CNH Industrial existing at the time of the Demerger and that will remain with CNH Industrial. Similarly, a joint, but contingent, liability for CNH Industrial towards creditors existing at the time of the Demerger and that will be transferred to the Company in the context of the Demerger may exist, but CNH Industrial does not intend to transfer to the Company any material liabilities of CNH Industrial existing at the date of the Demerger. This contingent liability is of a secondary nature. The Company will only be liable for obligations of CNH Industrial in case of a default by CNH Industrial, i.e. CNH Industrial remains primarily liable for those obligations. The Company will not be liable to perform any obligation of CNH Industrial until such obligation is breached by CNH Industrial. The contingent liability of the Company is capped at the net value of the assets, liabilities and other legal relationships that the Company receives from CNH Industrial pursuant to the Demerger and will end in respect of a creditor at the time the obligation of CNH Industrial towards such creditor ends. The Company believes that the risk of CNH Industrial defaulting on its debt that is existing at the time of the Demerger is remote.

4.3.6	Allotment ratio and allotment of Shares

The Demerger will also entail the allotment of Common Shares and Special Voting Shares to all CNH Shareholders proportionally to their holding of each type of CNH Common Shares and CNH Special Voting Shares in accordance with the Allotment Ratio. The allotment of shares pursuant to the Demerger does not require a separate deed or action: the allotment is accomplished by operation of law pursuant to the execution of the notarial deed of demerger.

The Allotment Ratio does not represent an evaluation of the Iveco Group Business and the Off-Highway Business respectively. The ratio is a technical measure introduced solely for the purpose of reducing the total number of Iveco Group Common Shares (and Special Voting Shares as the case maybe), whereby each CNH Shareholder on the Demerger Record Date is allotted a pro rata number of Iveco Group Common Shares (and Special Voting Shares as the case maybe)

representing exactly the same proportion of the shareholding in CNH Industrial held by each of such shareholder at the Demerger Record Date. The number of CNH Common Shares (and CNH Special Voting Shares as the case may be) held by CNH Shareholders will not change as a result of the Demerger and the related allotment of Common Shares (and Special Voting Shares as the case maybe).

Each holder of CNH Common Shares will receive one Common Share for every five CNH Common Shares which it holds on the Demerger Record Date. Fractions of Common Shares shall not be allotted. Any entitlement to fractions of Common Shares due to rounding down to whole numbers, shall be aggregated to whole Common Shares of which shall be sold on the market. The proceeds of such sale shall be paid to those persons with an entitlement to fractions of Common Shares. Each CNH Shareholder that, in addition to holding CNH Common Shares, is registered in the CNH Loyalty Register will be registered in the Loyalty Register for the corresponding number of Common Shares pursuant to the Allotment Ratio (rounded down to whole numbers). If such CNH shareholder also holds CNH Special Voting Shares, it will, by operation of law, receive a number of Special Voting Shares that is equal to the number of Common Shares for which it will be registered in the Loyalty Register. If such CNH Shareholder is registered in the CNH Loyalty Register electing to receive CNH Special Voting Shares upon completion of the required holding, it will also be registered in the Loyalty Register electing to receive Special Voting Shares upon completion of the required holding period, whereby the holding period to receive Special Voting Shares shall be shortened with the period for which such holder of Common Shares had already been registered in the CNH Loyalty Register. As a result of the Demerger, CNH Shareholders will become a shareholder of two independent public companies: CNH Industrial and the Company.

Immediately upon the Demerger having become effective, the Company will cancel all Existing Iveco Shares that it will then have acquired as part of the Demerger by virtue of Section 2:334x, paragraph 3 DCC. The aggregate nominal value of the Existing Iveco Shares will be added to the share premium reserve attached to the Common Shares.

As part of the Demerger, any awards outstanding under the CNH Industrial equity incentive plan (CNH Industrial EIP), and held by directors, officers and other employees employed by the Iveco Group Business, vesting in 2022 will accelerate in December 2021 and therefore the related equity incentives (for approximately 1,761,203 CNH Industrial common shares) will be issued by CNH Industrial. The awards under the CNH Industrial EIP vesting in 2023 and 2024 will be rolled-over to the Company as per the Effective Date after which such awards will entitle the holder, subject to its terms, to Common Shares of the Company. The same Allotment Ratio shall be applied in order to convert the entitlement to awards in relation to Common Shares of CNH Industrial into an entitlement to Common Shares in the Company. For the CEO, the application of the Allotment Ratio will entail that upon Demerger he will hold 10,767 Restricted Stock Units (“RSUs”) of the Company maturing in April 2023; no less than 10,767 RSUs maturing in 2024; and 89,460 Performance Share Units (“PSUs”) of the Company. Such PSUs will mature in February 2024, subject to the achievement of defined key performance indicators relating to (i) average of Industrial Return on Invested Capital (ROIC) (weighted 50%), and (ii) Cumulative Adjusted Earnings per Share (EPS) (weighted 50%). The Company’s Total Shareholder Return (TSR) among a selected peer group of companies in the period 2021-2023 will act as downward/upward multiplier that can adjust the number of PSUs from 0.75 to 1.25. The roll-over of the CNH Industrial EIP will also include appropriate adjustment mechanisms to ensure that the value of the unvested awards granted to all the beneficiaries (including the CEO) under such plan will remain unchanged.

4.4	Demerger Procedure

4.4.1	Demerger Proposal and explanatory notes

The CNH Industrial board of directors (the CNH Board) and the Board of Directors of the Company (the Board of Directors or the Board) have jointly prepared a demerger proposal. The Demerger Proposal forms the basis for the notarial deed of demerger. All members of the CNH Board and the Board of Directors have signed the Demerger Proposal. The Demerger Proposal describes in detail the proposed actions and includes the articles of association of both CNH Industrial and the Company as applicable before the Demerger and after the Demerger, a description of the assets, liabilities and other legal relationships that will be demerged including their value, benefits (if any) granted to members of the CNH Board and the Board in connection with the Demerger and the composition of the CNH Board and the Board after the Demerger.

Mazars N.V. was appointed as the independent auditor of both CNH Industrial and the Company for the purposes of the audit opinion certifying that the proposed Allotment Ratio for the shares is reasonable (Section 2:334aa subsection 1 of the Dutch Civil Code) and the assurance report stating that the explanatory notes to the Demerger Proposal meet the requirements of Section 2:334z DCC. These opinions and assurance reports are expected to be issued on November 11, 2021 (prior to signing of the Demerger Proposal). In addition, Mazars N.V. shall certify on the same date that as of June 30, 2021 the value of the assets, liabilities and other legal relationships that will remain with CNH Industrial is at least equal to the issued and called-up part of the capital of CNH Industrial, increased by the reserves that CNH Industrial is required to maintain by law or its articles of association immediately following the Demerger (Section 2:334aa subsection 2 DCC). Mazars N.V. shall also certify on that date that as of June 30, 2021 the value of the assets, liabilities and other legal relationships that are to be transferred to the Company pursuant to the Demerger is at least equal to the aggregate nominal value of all shares allotted by the Company by virtue of the Demerger (Section 2:334bb, subsection 1 DCC in conjunction with Section 2:94b subsection 2 DCC).

4.4.2	Filing and publication

On the day of publication of this Prospectus, the Demerger Proposal will be filed at the trade register of the Dutch Chamber of Commerce (Kamer van Koophandel), made available on the corporate website of CNH Industrial and at the offices of the Company (Demerger Proposal). Upon request of a creditor of, or a party to a contract with, either CNH Industrial or the Company, at least one of them must provide security for or otherwise guarantee the payment of the creditor’s claim. This is not required if the payment of the creditor’s, or third party’s claim is sufficiently secured or if the financial condition of the company that will be the debtor of the claim after the Demerger does not provide less security for the payment of the creditor’s claim. During a one-month period following the notice of the filing of the Demerger Proposal, any creditor or party to a contract with either CNH Industrial or the Company can oppose the Demerger Proposal by filing a petition with the Amsterdam District Court. The Demerger Proposal can only be opposed on the grounds that following the Demerger Proposal the contractual relationship between the respective contract party and CNH Industrial or the Company will not be transferred in accordance with the law or that the security or guarantee, requested by the creditor, was not given. Effecting the demerger by way of execution of the notarial deed of demerger must be approved by the shareholders of CNH Industrial. They are therefore encouraged to carefully read the Demerger Proposal in its entirety.

4.4.3	Extraordinary general meeting of CNH Industrial

To request the shareholders of CNH Industrial to vote on effecting the Demerger, an extraordinary general meeting is expected to be held virtually on December 23, 2021, at 15:00 CET. The sole item on the agenda of the extraordinary general meeting will be the resolution to effect the Demerger. That resolution must be approved by the general meeting of CNH Industrial by an absolute majority of the votes cast at the meeting, unless less than half of the issued share capital is present or represented at the extraordinary general meeting. In that case, the resolution must be approved by a two-thirds majority.

4.4.4	Conditions to the Demerger

The Demerger is expected to be effective on January 1, 2022, provided that certain conditions shall have been satisfied or waived by CNH Industrial, including the following material conditions:

(a)

the Demerger and the transactions contemplated thereby having been approved (and not withdrawn) by the CNH Board and the Board and, subsequently, by their shareholders at an Extraordinary General Meeting of Shareholders, which approval may be given, withheld or withdrawn in their absolute and sole discretion;

(b)

The AFM having approved this Prospectus and having notified its approval in accordance with Article 25(1) of the Prospectus Regulation to the CONSOB with a certificate of approval attesting that this Prospectus had been prepared in accordance with the Prospectus Regulation;

(c)	The Demerger having been cleared with the supervisory banking authorities of France and Spain;

(d)	The Common Shares having been admitted to listing on Euronext Milan;

(e)	The Common Shares to be allotted to CNH Shareholders;

(f)	The Deed of Demerger and related ancillary transactions having been executed and completed;

(g)	No order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint having been issued or occurred as the case may be; and

(h)	All material governmental approval necessary to consummate the Demerger and related transactions having been obtained.

4.5	Lock-up arrangements

The Demerger and related transactions will not include any lock-up arrangements.

4.6	Proceeds of the Demerger

No proceeds shall be raised pursuant to the Demerger and Admission due to its character of a statutory demerger and allotment of all Shares by operation of law to CNH Shareholders.

4.7	Use of Proceeds

No proceeds shall be raised pursuant to the Demerger and the Admission.

4.8	Expected Timetable of the Demerger and Admission

Subject to acceleration or extension of the timetable for, or withdrawal of, the Demerger and Admission, the timetable below sets forth certain expected key dates for the Demerger and Admission. See paragraph 4.8.1 (Acceleration or Extension of the Demerger and Admission).

Principal events	Time (CET) and date

The CNH Board and the Board, pursuant to Section 2:334h DCC, filed the Demerger Proposal with the trade register of the Dutch Chamber of Commerce and the Demerger Proposal together with the Board Report.

November 11, 2021

The AFM issued its approval regarding the Prospectus and authorized its publication.

The AFM provided a notification of the approval of the Prospectus together with a copy of the approved Prospectus and the summary translated in Italian to the CONSOB.

November 11, 2021

The application for the admission to listing and trading of the Common Shares on Euronext Milan will be submitted to Borsa Italiana.	on or about November 15, 2021

The general meeting of CNH Industrial as well as of the Company will need to formally resolve to enter into the partial statutory demerger in accordance with the terms of the Demerger Proposal.	December 23, 2021

The Common Shares will be admitted to listing and trading on Euronext Milan through the formal notification of admission issued by Borsa Italiana.	not later than December 31, 2021

Pursuant to Section 2:334n DCC, the Demerger is effected through the execution of a Dutch notarial deed of demerger to be executed before a civil law notary officiating in the Netherlands (the Deed of Demerger).

December 31, 2021

Effectiveness of the Demerger.	January 1, 2022

First day of trading of the Common Shares on Euronext Milan.	January 3, 2022

First day of trading of the CNH Shares “ex Iveco Group Business” on both the NYSE and Euronext Milan.	January 3, 2022

The Company and CNH Industrial may adjust the dates, times and periods given in the timetable and throughout this Prospectus.

4.8.1	Acceleration or Extension of the Demerger and Admission

If the Company and CNH Industrial adjust the dates, times and periods given in the above timetable and throughout this Prospectus, the Company will make this public through a press release, which will also be posted on the Company’s website (www.ivecogroup.com). Any other material alterations will also be published through a press release that will be posted on the Company’s website (www.ivecogroup.com) and (if required) in a supplement to this Prospectus that is subject to the approval of the AFM. Any extension of the timetable for the Demerger will be published in a press release at least three hours before 00:00 CET on the date of execution of the Deed of Demerger, provided that any extension will be for a minimum of one full day. Any acceleration of the timetable for the Demerger will be published in a press release at least three hours before the newly proposed date of execution of the Deed of Demerger. In any event, the Effective Date will be one day after the date of execution of the Deed of Demerger.

4.8.2	Allotment Ratio, Delivery and Settlement

Each holder of CNH Shares as determined after close of trading and settlement of all transactions on the Demerger Record Date will receive, by operation of law, Common Shares on a ratio equal to one Common Share for every five CNH Common Shares. Each CNH Shareholder that, in addition to holding CNH Common Shares, is registered in the loyalty register of CNH Industrial (the CNH Loyalty Register) will be registered in the loyalty register of the Company (the Loyalty Register) for the corresponding number of Common Shares pursuant to the Allotment Ratio. If such CNH shareholder also holds CNH Special Voting Shares, it will, by operation of law, receive a number of Special Voting Shares that is equal to the number of Common Shares for which it will be registered in the Loyalty Register. If such CNH Shareholder is registered in the CNH Loyalty Register electing to receive CNH Special Voting Shares upon completion of the required holding, it will also be registered in the Loyalty Register electing to receive Special Voting Shares upon completion of the required holding period, whereby the holding period to receive Special Voting Shares shall be shortened with the period for which such holder of Common Shares had already been registered in the CNH Loyalty Register. No fractional Common Shares shall be allotted to the shareholders of CNH Industrial as part of the Allotment Ratio. To the extent a depositary intermediary or other registered holder of CNH Common Shares would be entitled to a fractional Common Share (after application of the Allotment Ratio on its aggregate shareholding in CNH Industrial), the Company will pay such depository intermediary or other registered holder of Common Shares a cash consideration as determined in the Demerger Proposal. If the beneficial interest in CNH Industrial is held in a brokerage or custodian account, the fractional entitlement pertaining to this holder will be combined with those of the other shareholders of CNH Industrial and subsequently sold on the behalf of shareholders as whole shares by an intermediary appointed by the Company. The sale of such fractional entitlements will occur following the effectiveness of the Demerger.

Application has been made for the Common Shares to be accepted for clearance through the book-entry facilities of Monte Titoli. Monte Titoli has its offices at Piazza Affari 6, Milan, Italy.

The delivery and settlement of the Common Shares will take place on or about January 5, 2022 (the Settlement Date) through the book-entry systems of Monte Titoli, in accordance with its normal settlement procedures applicable to equity securities. Each holder of CNH Special Voting Shares will receive, by operation law, a number of Special Voting Shares equal to the number of Common Shares being allotted to such CNH Shareholder in connection with the Demerger. Further information on the delivery and settlement of the Common Shares will be made available on the Company’s website (www.ivecogroup.com/investor_relations/demerger_documents).

4.8.3	Additional Steps for DTC Holders and CNH Register Holders

The Common Shares are not registered under U.S. federal securities law and are not eligible for clearing and settlement through the Depository Trust Company (the DTC) or on a register maintained in the U.S. Therefore, CNH Shareholders holding CNH Industrial Common Shares in book-entry form through a DTC participant account (a DTC Holder) will need to provide CNH Industrial with securities account details in respect of a securities account with an intermediary of Monte Titoli, to which the Common Shares may be delivered by the Company. In addition, CNH Shareholders that hold CNH Industrial Common Shares in registered form on the CNH share register, but are not part of the CNH Loyalty Register (a CNH Register Holder) will similarly need to provide CNH Industrial with securities account details in respect of a securities account with an intermediary of Monte Titoli, to which the Common Shares may be delivered by the Company. An online election facility will be made available by CNH Industrial through which DTC Holders and CNH Register Holders will be able to provide the required securities account details.

Failure by a DTC Holder or a CNH Register Holder to provide such securities account details in a timely manner will result in the Company’s inability to deliver the Common Shares to such DTC Holder or CNH Register Holder. Following the Demerger, CNH Industrial may take any measures it deems necessary in respect of such undelivered Common Shares, including, without limitation, to instruct the Company to appoint a broker to sell such Common Shares. In that event, each DTC Holder and CNH Register Holder that did not provide the required Monte Titoli securities account details, or where the delivery to the nominated Monte Titoli securities account, as provided through the online election facility, cannot be completed within a timely manner, that is within ten business days of the Settlement Date, will receive its pro rata portion of the aggregate sale proceeds (net of all transaction costs including brokerage, administration and foreign exchange fees) by check in US dollars. DTC Holders and CNH Register Holders that do not have access to a securities account with an intermediary of Monte Titoli may also use the online election facility to provide their US bank account details into which any pro rata sale proceeds can be paid (as a result of which the DTC Holder or CNH Register Holder will receive such pro rata sale proceeds by wire transfer instead of by check). Payments by wire transfer may incur a further deduction for the administration of such payment.

There can be no assurance if or at what moment the Company will appoint a broker, that or when the sale proceeds will be distributed, what price per Common Share will be realized in the market, or what the extent of the incurred transaction costs will be.

4.9	Listing and Trading

Prior to the Admission, there has been no public market for the Common Shares. On or about November 15, 2021, application will be made to list and admit all of the Shares to trading on Euronext Milan under the symbol “IVG”. The ISIN is NL0015000LU4 and the legal entity identifier is 549300ZWF2ZJDD9EOR96.

Subject to acceleration or extension of the timetable for the Demerger or Admission, trading in the Common Shares on Euronext Milan is expected to commence on Admission. Trading in the Common Shares before the Settlement Date will take place on an ‘as-if-and-when-issued’ basis.

4.10	Dilution and reduction of CNH Industrial’s shareholdings

There shall be no dilution of shareholders’ shareholdings in the Company given that they will be allotted shares in the Company pro rata to their shareholdings immediately prior to the Demerger. After the Demerger, CNH Industrial will no longer hold any shares in the Company.

4.11	Voting Rights

Each Share confers the right to cast one vote in the General Meeting, see paragraph 12.16.6 (Voting Rights). The voting rights of the holders of Shares will rank pari passu with each other and with all other Shares. Major shareholders do not have different voting rights.

4.12	Ranking and Dividends

The Common Shares allotted at the Effective Date will rank pari passu in all respects with the, at that time, outstanding Common Shares. The Common Shares allotted at the Effective Date will carry dividend rights as of the Effective Date. Prior to the Effective Date, no Special Voting Shares were outstanding. All Special Voting Shares will, among them, rank pari passu in all respects. The Special Voting Shares only carry immaterial right to distributions. See Section 5 (Dividend Policy) and, for further detail on the Special Voting Shares, see paragraph 12.7 (Special Voting Shares).

4.13	Sponsors

Intesa Sanpaolo S.p.A. and UniCredit Corporate & Investment Banking will act as sponsors in the context of the procedure to list and admit all of the Common Shares to trading on the Euronext Milan.

4.14	Agent

Computershare is the Agent with respect to the Common Shares on Euronext Milan.

4.15	Expenses charged to investors

No expenses or fees will be charged by the Company or CNH Industrial to CNH Shareholders in relation to the Demerger and Admission. However, the beneficiaries of the Demerger would be required to pay, as appropriate, to their authorized financial intermediary or to CNH Industrial the social withholdings and/or the non-final withholding tax or the withholding tax payable in respect of the Demerger.

5.         Dividend Policy

5.1	General

Pursuant to Dutch law and the Articles of Association, the distribution of profits will take place following the adoption of the Company’s financial statements by the General Meeting, from which the Company will determine whether such distribution is permitted. Distribution of profits shall be made after the adoption of the financial statements from which it appears that the distribution is allowed. The Company may only make distributions to the extent the Company’s equity exceeds the sum of the paid-up and called-up part of its issued capital and the reserves which must be maintained by law. Distributions shall be made pro rata to the respective shareholdings.

5.2	Entitlement to Dividends

All Common Shares are equally entitled to dividends and other distributions, if and when declared.

Holders of Special Voting Shares are pursuant to the Articles of Association entitled to a minimum dividend of an amount equal to 1% of the nominal value per Special Voting Share per annum, which is allocated to a separate special dividend reserve (the Special Dividend Reserve). The Company has no intention to propose any distribution from the Special Dividend Reserve.

5.3	Dividend Policy and History

The Company was incorporated on June 16, 2021 and has not paid any dividends to date.

As from the Admission, the Company plans to annually pay dividends to all holders of the Common Shares on a pro rata basis. The Company does not expect to pay any dividends in 2022.

Payment of any dividend on the Common Shares in cash will be made in euro. Any dividends on the Common Shares that are paid to the Shareholders through Monte Titoli, the Italian centralized securities custody and administration system, will be credited automatically to the Shareholders’ accounts without the need for the Shareholder to present documentation proving ownership of the Common Shares. The Board set a record date for dividend and other distributions. In relation to dividend distributions, there are no restrictions under Dutch law in respect of holders of Common Shares who are non-residents of the Netherlands. However, see Section 13 (Taxation) for a discussion of certain aspects of taxation of dividends paid on the Shares.

Payment of dividends on the Common Shares not held through Monte Titoli will be made directly to the relevant Shareholder using the information contained in the Company’s shareholders’ register and records.

The date on which dividends and other distributions shall be payable shall be announced in accordance with applicable law and published on the Company’s website. Distributions shall be payable on the date determined by the Board.

5.4	Uncollected Dividends

Distributions which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to the Company and will be carried to the reserves.

5.5	Taxation of Dividends

Dividends paid on the Shares may be subject to withholding tax in Italy and the Netherlands. See Section 13 (Taxation) for a discussion of certain aspects of taxation of dividends paid on the Shares.

6.         Capitalization, Indebtedness and Working Capital Statement

6.1	Capitalization

The below table sets out the Group’s historical capitalization as of June 30, 2021 and December 31, 2020, derived from the Interim Condensed Combined Financial Statements and Combined Financial Statements, respectively, included elsewhere in this Prospectus. The table also includes the Group’s historical capitalization as of September 30, 2021. The Group’s historical capitalization as at September 30, 2021 is unaudited and derived from the Group’s management accounts for the nine months period ended September 30, 2021.

Investors should read this table in conjunction with the Group’s historical financial information included in the Interim Condensed Combined Financial Statements and Combined Financial Statements, with Section 7 (Selected Financial Information) and Section 8 (Operating and Financial Review) of this Prospectus.

	At September 30, 2021	At June 30, 2021	At December 31, 2020
	(€ million)

Total current debt	5,497	5,519	5,107
Guaranteed	-	-	-
Secured(1)	1,626	1,660	2,031
Unguaranteed/unsecured – Lease liabilities	-	-	-
Unguaranteed/unsecured – Debt payable to CNH Industrial Group post-Demerger	3,323	3,290	2,563
Unguaranteed/unsecured – Other liabilities	548	569	513

Total non-current debt (excluding current portion of long-term debt)	197	207	206
Guaranteed	-	-	-
Secured	-	-	-
Unguaranteed/unsecured – Lease liabilities	197	207	206
Unguaranteed/unsecured – Debt payable to CNH Industrial Group post-Demerger	-	-	-
Unguaranteed/unsecured – Other liabilities	-	-	-
Total Debt	5,694	5,726	5,313
Shareholders’ Equity(2)(3)	2,167	2,351	2,676

Total Capitalization	7,861	8,077	7,989

(1)

This item includes the financing received through both asset-backed commercial paper and factoring transactions which do not meet IFRS 9 derecognition requirements, and it is secured through financial receivables and restricted cash.

(2)

Until the completion of the Demerger, Iveco Group Business will not comprise a separate parent company or group of entities. Therefore, it is not meaningful to present share capital or an analysis of reserves prior to the completion of the Demerger.

Shareholders’ Equity is referred to as “Total Invested Equity” in the Interim Condensed Combined Financial Statements and the Combined Financial Statements.

(3)

This amount does not include the non-controlling interests amounting to €16 million at September 30, 2021, €91 million at June 30, 2021 and €68 million at December 31, 2020, and the result for the period attributable to the owners of the Company amounting to a profit of €145 million in the nine months ended September 30, 2021, a profit of €124 million in the six months ended June 30, 2021 and a net loss of €408 million in 2020.

There has been no material change in the Group’s capitalization since September 30, 2021.

6.2	Indebtedness

The below table sets out the Group’s historical indebtedness as of June 30, 2021 and December 31, 2020, derived from the Interim Condensed Combined Financial Statements and Combined Financial Statements, respectively, included elsewhere in this Prospectus. The table also includes the Group’s historical indebtedness as of September 30, 2021. The Group’s historical capitalization as at September 30, 2021 is unaudited and derived from the Group’s management accounts for the nine months period ended September 30, 2021.

Investors should read this table in conjunction with the Group’s historical financial information included in the Interim Condensed Combined Financial Statements and Combined Financial Statements, with Section 7 (Selected Financial Information) and Section 8 (Operating and Financial Review) of this Prospectus.

	At September 30, 2021	At June 30, 2021	At December 31, 2020
	(€ million)
A Cash	46	45	45
Restricted cash(1)	46	45	45
B Cash equivalents	576	386	418

	At September 30, 2021	At June 30, 2021	At December 31, 2020
C Other current financial assets	193	277	128
D Financial receivables from CNH Industrial Group post-Demerger	3,511	3,955	3,543

E Liquidity (A+B+C+D)	4,326	4,663	4,134

F Other net financial assets/(liabilities)(2)	(16)	(23)	1
G Current financial debt (including debt instruments, but excluding current portion of non-current financial debt)	5,497	5,519	5,107
Bank loans	452	515	388
Other debt	1,722	1,714	2,156
Debt payable to CNH Industrial Group post-Demerger	3,323	3,290	2,563
H Current portion of non-current debt	-	-	-

I Current financial indebtedness (G+H)	5,497	5,519	5,107

J Net current financial indebtedness (I-E-F)	1,187	879	972

K Non-current financial debt (excluding current portion and debt instruments)	197	207	206
Lease liabilities	197	207	206
L Debt instruments	-	-	-
M Non-current trade and other payables	-	-	-

N Non-current financial indebtedness (K+L+M)	197	207	206

O Total financial indebtedness (J+N)	1,384	1,086	1,178

(1)

It includes bank deposits that may be used exclusively for the repayment of the financing received through both asset-backed commercial paper and factoring transactions which do not meet IFRS 9 derecognition requirements.

(2)

It includes the net of €24 million derivative assets and €40 million derivative liabilities at September 30, 2021, the net of €18 million derivative assets and €41 million derivative liabilities at June 30, 2021, and the net of €28 million derivative assets and €27 million derivative liabilities at December 31, 2020.

There has been no material change in the Group’s indebtedness since September 30, 2021.

For completeness, the Company also monitors the following non-IFRS financial measures to assess the financial performance of its Industrial Activities:

	At June 30, 2021	At December 31, 2020
	(€ million)
Net Industrial Cash (Debt) (non-IFRS financial measure)(*)	1,076	1,165

Free Cash Flow of Industrial Activities (non-IFRS financial measure)(*))	(121)	(118)

(*)	Refer to paragraph 2.6.3 (Non-IFRS financial information) for details on non-IFRS financial measures.

The Group does not have any indirect or contingent indebtedness other than the off-balance sheet arrangements and contractual obligations presented in “Operating and Financial Review – Off-Balance Sheet Arrangements” and “Operating and Financial Review - Tabular Disclosure of Contractual Obligations”.

6.3	Statement on Working Capital

In the opinion of the Company, the Group has sufficient working capital for its requirements, that is for at least the next 12 months following the date of this Prospectus.

7.           Selected Financial Information

Prospective investors should read this Section 7 (Selected Financial Information) in conjunction with Sections 8 (Operating and Financial Review) and 16 (Historical Financial Information) and additional financial information contained elsewhere in this Prospectus. Prospective investors should read the entire Prospectus and not just rely on the information contained in this section.

The financial information set forth below is extracted or derived from, and should be read in conjunction with, the audited Combined Financial Statements and the unaudited but reviewed Interim Condensed Combined Financial Statements. The Combined Financial Statements have been prepared in accordance with IFRS as endorsed in the EU and the Interim Condensed Combined Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The Combined Financial Statements have been audited by the Auditors. The Interim Condensed Combined Financial Statements have been reviewed by the Auditor.

Where financial information in the following tables is labelled “audited”, this means that it has been extracted from the Combined Financial Statements. The label “unaudited” is used in the following tables to indicate financial information that was taken from the above-mentioned Interim Condensed Combined Financial Statements.

7.1	Combined Income Statements by activity

Combined Income Statement by Activity for the six months ended June 30, 2021 compared to the six months ended June 30, 2020

	Six Months Ended June 30, 2021					Six Months Ended June 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated
	(€ million)

Net Revenues vs third parties	5,874	73	(33)	(2)	5,914	4,109	77	(29)	(2)	4,157

Net Revenues vs CNH Industrial Group post-Demerger	383	22	—		405	197	22	—		219

Total Net Revenues	6,257	95	(33)		6,319	4,306	99	(29)		4,376

Cost of sales	5,378	36	(33)	(3)	5,381	4,245	53	(29)	(3)	4,269

Selling, general and administrative costs	369	32	—		401	300	26	—		326

Research and development costs	240	—	—		240	212	—	—		212

Result from investments	—	6	—		6	(11)	6	—		(5)

Gains/(losses) on the disposal of investments	(1)	—	—		(1)	—	—	—		—

Restructuring costs	3	—	—		3	3	—	—		3

Other income / (expenses)	(44)	1	—		(43)	(55)	—	—		(55)

Financial income / (expenses)	(51)	—	—		(51)	(50)	—	—		(50)

PROFIT / (LOSS) BEFORE TAXES	171	34	—		205	(570)	26	—		(544)

Income tax (expense) benefit	(53)	(9)	—		(62)	127	(8)	—		119

PROFIT/(LOSS) FOR THE PERIOD	118	25	—		143	(443)	18	—		(425)

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.

(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

Combined Income Statement by Activity for the year ended December 31, 2020 compared to the year ended December 31, 2019

	2020					2019
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)

Net Revenues vs third parties	9,833	120	(68)	(2)	9,885	11,144	171	(68)	(2)	11,247

Net Revenues vs CNH Industrial Group post-Demerger	481	45	—		526	648	53	—		701

Total Net Revenues	10,314	165	(68)	(2)	10,411	11,792	224	(68)	(2)	11,948

Cost of sales	9,425	105	(68)	(3)	9,462	10,293	73	(68)	(3)	10,298

Selling, general and administrative costs	645	60	—		705	699	56	—		755

Research and development costs	436	—	—		436	464	—	—		464

Result from investments	(57)	14	—		(43)	(27)	13	—		(14)

Restructuring costs	32	—	—		32	39	1	—		40

Other income/ (expenses)	(110)	1	—		(109)	(45)	—	—		(45)

Financial income/ (expenses)	(112)	—	—		(112)	(157)	—	—		(157)

PROFIT/(LOSS) BEFORE TAXES	(503)	15	—		(488)	68	107	—		175

Income tax (expense) benefit	118	(2)	—		116	(44)	(30)	—		(74)

PROFIT/(LOSS) FOR THE PERIOD	(385)	13	—		(372)	24	77	—		101

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

Combined Income Statement by Activity for the year ended December 31, 2019 compared to the year ended December 31, 2018

	2019				2018
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(€ million)

Net Revenues vs third parties	11,144	171	(68)(2)	11,247	11,131	196	(83)(2)	11,244

Net Revenues vs CNH Industrial Group post-Demerger	648	53	—	701	708	53	—	761

Total Net Revenues	11,792	224	(68)(2)	11,948	11,839	249	(83)(2)	12,005

Cost of sales	10,293	73	(68)(3)	10,298	10,195	72	(83)(3)	10,184

Selling, general and administrative costs	699	56	—	755	684	57	—	741

Research and development costs	464	—	—	464	413	—	—	413

	2019				2018
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

Result from investments	(27)	13	—	(14)	(15)	15	—	—

Restructuring costs	39	1	—	40	28	—	—	28

Other income/ (expenses)	(45)	—	—	(45)	(96)	2	—	(94)

Financial income/ (expenses)	(157)	—	—	(157)	(235)	—	—	(235)

PROFIT/ (LOSS) BEFORE TAXES	68	107	—	175	173	137	—	310

Income tax (expense) benefit	(44)	(30)	—	(74)	(92)	(35)	—	(127)

PROFIT/ (LOSS) FOR THE PERIOD	24	77	—	101	81	102	—	183

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

7.2	Combined statements of financial position by activity

	At June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)
ASSETS

Intangible assets:	1,261	13	-		1,274

Goodwill	58	12	-		70

Other intangible assets	1,203	1	-		1,204

Property, plant and equipment	2,917	3	-		2,920

Investments and other non-current financial assets	476	133	-		609

Leased assets	29	40	-		69

Defined benefit plan assets	-	1	-		1

Deferred tax assets	603	78	(3)	(5)	678

Total Non-current assets	5,286	268	(3)		5,551

Inventories	2,877	1	-		2,878

Trade receivables	441	15	(11)	(3)	445

Financial receivables from CNH Industrial Group post-Demerger	3,521	434	-		3,955

Receivables from financing activities	157	2,763	(203)	(3)	2,717

Current tax receivables	55	3	(15)	(4)	43

Other current receivables and financial assets	512	59	(45)	(2)	526

Prepaid expenses and other assets	35	8	-		43

Derivative assets	17	1	-		18

Cash and cash equivalents	331	100	-		431

Total Current assets	7,946	3,384	(274)		11,056

Assets held for sale	2	-	-		2

TOTAL ASSETS	13,234	3,652	(277)		16,609

INVESTED EQUITY AND LIABILITIES

Invested Equity	1,841	725	-		2,566

	At June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)

Provisions:	1,799	76	-		1,875

Employee benefits	588	14	-		602

Other provisions	1,211	62	-		1,273

Debt:	3,159	2,770	(203)	(3)	5,726

Asset-backed financing	-	1,660	-		1,660

Debt payable to CNH Industrial Group post-Demerger	2,871	419	-		3,290

Other debt	288	691	(203)	(3)	776

Derivative liabilities	37	4	-		41

Trade payables	3,365	22	(14)	(3)	3,373

Tax liabilities	32	23	(14)	(4)	41

Deferred tax liabilities	14	3	(3)	(5)	14

Other current liabilities	2,987	29	(43)	(2)	2,973

Total Liabilities	11,393	2,927	(277)		14,043

TOTAL INVESTED EQUITY AND LIABILITIES	13,234	3,652	(277)		16,609

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4)	This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.
(5)	This item includes the reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassifications needed for appropriate consolidated presentation.

	At December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)

ASSETS

Intangible assets:	1,247	13	-		1,260

Goodwill	58	12	-		70

Other intangible assets	1,189	1	-		1,190

Property, plant and equipment	3,030	2	-		3,032

Investments and other non-current financial assets	404	142	-		546

Leased assets	30	43	-		73

Defined benefit plan assets	-	1	-		1

Deferred tax assets	605	79	(3)	(5)	681

Total Non-current assets	5,316	280	(3)		5,593

Inventories	2,244	2	-		2,246

Trade receivables	438	17	(11)	(3)	444

Financial receivables from CNH Industrial Group post-Demerger	3,125	418	-		3,543

Receivables from financing activities	80	2,897	(146)	(3)	2,831

	At December 31, 2020

	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)

Current tax receivables	72	2	(1)	(4)	73

Other current receivables and financial assets	338	60	(45)	(2)	353

Prepaid expenses and other assets	40	11	-		51

Derivative assets	21	7	-		28

Cash and cash equivalents	366	97	-		463

Total Current assets	6,724	3,511	(203)		10,032

Assets held for sale	6	-	-		6

TOTAL ASSETS	12,046	3,791	(206)		15,631

INVESTED EQUITY AND LIABILITIES

Invested Equity	1,631	705	-		2,336

Provisions:	1,744	70	-		1,814

Employee benefits	597	13	-		610

Other provisions	1,147	57	-		1,204

Debt:	2,513	2,946	(146)	(3)	5,313

Asset-backed financing	-	2,031	-		2,031

Debt payable to CNH Industrial Group post-Demerger	2,192	371	-		2,563

Other debt	321	544	(146)	(3)	719

Derivative liabilities	22	5	-		27

Trade payables	3,072	25	(15)	(3)	3,082

Tax liabilities	53	12	-		65

Deferred tax liabilities	11	2	(2)	(5)	11

Other current liabilities	3,000	26	(43)	(2)	2,983

Total Liabilities	10,415	3,086	(206)		13,295

TOTAL INVESTED EQUITY AND LIABILITIES	12,046	3,791	(206)		15,631

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4)	This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.
(5)	This item includes the reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassifications needed for appropriate consolidated presentation.

	At December 31, 2019

	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)

ASSETS

Intangible assets:	1,302	13	-		1,315

Goodwill	58	12	-		70

Other intangible assets	1,244	1	-		1,245

Property, plant and equipment	3,349	2	-		3,351

Investments and other non-current financial assets	228	126	-		354

Leased assets	21	21	-		42

Defined benefit plan assets	-	-	-		-

Deferred tax assets	463	68	-		531

Total Non-current assets	5,363	230	-		5,593

Inventories	2,593	3	-		2,596

Trade receivables	363	20	(12)	(3)	371

Financial receivables from CNH Industrial Group post-Demerger	2,751	644	-		3,395

Receivables from financing activities	227	3,058	(149)	(3)	3,136

Current tax receivables	82	1	-		83

Other current receivables and financial assets	224	77	(55)	(2)	246

Prepaid expenses and other assets	39	11	-		50

Derivative assets	6	2	-		8

Cash and cash equivalents	271	146	-		417

Total Current assets	6,556	3,962	(216)		10,302

Assets held for sale	9	-	-		9

TOTAL ASSETS	11,928	4,192	(216)		15,904

INVESTED EQUITY AND LIABILITIES

Invested Equity	2,040	678	-		2,718

Provisions:	1,705	23	-		1,728

Employee benefits	584	13	-		597

Other provisions	1,121	10	-		1,131

Debt:	1,891	3,405	(149)	(3)	5,147

Asset-backed financing	-	2,133	-		2,133

Debt payable to CNH Industrial Group post-Demerger	1,638	421	-		2,059

Other debt	253	851	(149)	(3)	955

Derivative liabilities	36	3	-		39

Trade payables	3,056	25	(31)	(3)	3,050

Tax liabilities	83	24	-		107

	At December 31, 2019

	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

Deferred tax liabilities	7	3	-		10

Other current liabilities	3,110	31	(36)	(2)	3,105

Total Liabilities	9,888	3,514	(216)		13,186

TOTAL INVESTED EQUITY AND LIABILITIES	11,928	4,192	(216)		15,904

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.

	At December 31, 2018

	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)

ASSETS

Intangible assets:	1,321	12	-		1,333

Goodwill	59	12	-		71

Other intangible assets	1,262	-	-		1,262

Property, plant and equipment	3,553	1	-		3,554

Investments and other non-current financial assets	159	103	-		262

Leased assets	10	14	-		24

Defined benefit plan assets	-	-	-		-

Deferred tax assets	441	71	-		512

Total Non-current assets	5,484	201	-		5,685

Inventories	2,504	3	-		2,507

Trade receivables	429	19	(10)	(3)	438

Financial receivables from CNH Industrial Group post-Demerger	2,705	648	-		3,353

Receivables from financing activities	190	2,838	(181)	(3)	2,847

Current tax receivables	119	2	3	(4)	124

Other current receivables and financial assets	222	57	(68)	(2)	211

Prepaid expenses and other assets	66	8	-		74

Derivative assets	15	1	-		16

Cash and cash equivalents	379	117	-		496

Total Current assets	6,629	3,693	(256)		10,066

Assets held for sale	9	-	-		9

TOTAL ASSETS	12,122	3,894	(256)		15,760

INVESTED EQUITY AND LIABILITIES

Invested Equity	2,134	591	-		2,725

Provisions:	1,658	21	-		1,679

Employee benefits	566	13	-		579

Other provisions	1,092	8	-		1,100

Debt:	1,785	3,187	(181)	(3)	4,791

Asset-backed financing	2	1,932	(2)	(3)	1,932

	At December 31, 2018

	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

Debt payable to CNH Industrial Group post-Demerger	1,660	276	-		1,936

Other debt	123	979	(179)	(3)	923

Derivative liabilities	18	2	-		20

Trade payables	2,928	24	(28)	(3)	2,924

Tax liabilities	83	30	3	(4)	116

Deferred tax liabilities	-	3	-		3

Other current liabilities	3,516	36	(50)	(2)	3,502

Total Liabilities	9,988	3,303	(256)		13,035

TOTAL INVESTED EQUITY AND LIABILITIES	12,122	3,894	(256)		15,760

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4)	This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.

7.3	Combined statements of cash flows by activity

	Six Months Ended June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	366	97	-	463

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)	118	25	-	143
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	271	1	-	272
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items	4	(6)	-	(2)
Dividends received	18	-	(2)(2)	16
Change in provisions	46	6	-	52
Change in deferred income taxes	10	(7)	-	3
Change in items due to buy-back commitments(a)	9	-	-	9
Change in operating lease items(b)	(6)	3	-	(3)
Change in working capital	(325)	16	-	(309)

TOTAL	145	38	(2)	181

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(193)	(1)	-	(194)
Consolidated subsidiaries and other equity investments	(8)	-	5(3)	(3)
Net change in receivables from financing activities	(11)	124	-	113
Change in other current financial assets	(144)	-	-	(144)
Other changes	220	131	-	351

TOTAL	(136)	254	5	123

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and derivative assets/liabilities	(52)	(291)	-	(343)
Capital increase	-	5	(5)(3)	-
Dividends paid	-	(2)	2(4)	-

TOTAL	(52)	(288)	(3)	(343)

	Six Months Ended June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(€ million)
Translation exchange differences	8	(1)	-	7

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(35)	3	-	(32)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	331	100	-	431

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities.
(3)	This item includes the elimination of paid in capital from Industrial Activities to Financial Services.
(4)	This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities.

	Six Months Ended June 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	271	146	-	417

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)	(443)	18	-	(425)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	274	1	-	275
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items	18	9	-	27
Change in provisions	(49)	(2)	-	(51)
Change in deferred income taxes	(120)	-	-	(120)
Change in items due to buy-back commitments(a)	98	(17)	-	81
Change in operating lease items(b)	(2)	15	-	13
Change in working capital	(1,036)	14	-	(1,022)

TOTAL	(1,260)	38	-	(1,222)

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(120)	-	-	(120)
Consolidated subsidiaries and other equity investments	(132)	-	-	(132)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	3	-	-	3
Net change in receivables from financing activities	(34)	594	-	560
Change in other current financial assets	(27)	-	-	(27)
Other changes	22	(53)	-	(31)

TOTAL	(288)	541	-	253

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and derivative assets/liabilities	1,579	(608)	-	971
Purchase of ownership interests in subsidiaries	(8)	-	-	(8)

TOTAL	1,571	(608)	-	963

Translation exchange differences	(11)	-	-	(11)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	12	(29)	-	(17)

	Six Months Ended June 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(€ million)
CASH AND CASH EQUIVALENTS AT END OF PERIOD	283	117	-	400

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.

	Year Ended December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	271	146	-	417

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)	(385)	13	-	(372)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	578	2	-	580
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items	77	19	-	96
Dividends received	1	-	-	1
Change in provisions	60	47	-	107
Change in deferred income taxes	(148)	(10)	-	(158)
Change in items due to buy-back commitments(a)	135	12	-	147
Change in operating lease items(b)	(7)	(22)	-	(29)
Change in working capital	197	(10)	-	187
TOTAL	508	51	-	559

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(400)	(1)	-	(401)
Consolidated subsidiaries and other equity investments	(134)	-	-	(134)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	3	-	-	3
Net change in receivables from financing activities	4	211	-	215
Change in other current financial assets	(88)	-	-	(88)
Other changes	307	8	-	315
TOTAL	(308)	218	-	(90)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and derivative assets/liabilities	(78)	(321)	-	(399)
Purchase of ownership interests in subsidiaries	(8)	-	-	(8)
TOTAL	(86)	(321)	-	(407)

Translation exchange differences	(19)	3	-	(16)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	95	(49)	-	46

CASH AND CASH EQUIVALENTS AT END OF YEAR	366	97	-	463

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.

	Year Ended December 31, 2019
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	379	117	-	496

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)	24	77	-	101
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	539	2	-	541
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items	52	(17)	-	35
Dividends received	29	-	(27)(2)	2
Change in provisions	4	-	-	4
Change in deferred income taxes	(13)	2	-	(11)
Change in items due to buy-back commitments(a)	(66)	4	-	(62)
Change in operating lease items(b)	(13)	(9)	-	(22)
Change in working capital	134	(13)	-	121

TOTAL	690	46	(27)	709

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(492)	-	-	(492)
Consolidated subsidiaries and other equity investments	(96)	-	-	(96)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	21	-	-	21
Net change in receivables from financing activities	(45)	(226)	-	(271)
Other changes	(97)	181	-	84

TOTAL	(709)	(45)	-	(754)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and derivative assets/liabilities	(82)	54	-	(28)
Dividends paid	(1)	(27)	27(3)	(1)

TOTAL	(83)	27	27	(29)

Translation exchange differences	(6)	1	-	(5)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(108)	29	-	(79)

CASH AND CASH EQUIVALENTS AT END OF YEAR	271	146	-	417

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities.
(3)	This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities.

	Year Ended December 31, 2018
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	437	19	-	456

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)	81	102	-	183
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	464	1	-	465
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items	20	(28)	-	(8)
Dividends received	51	-	(51)(2)	-
Change in provisions	(96)	-	-	(96)

	Year Ended December 31, 2018
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
	(€ million)
Change in deferred income taxes	32	4	-	36
Change in items due to buy-back commitments(a)	(52)	22	-	(30)
Change in operating lease items(b)	3	11	-	14
Change in working capital	(207)	(2)	-	(209)

TOTAL	296	110	(51)	355

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(437)	-	-	(437)
Consolidated subsidiaries and other equity investments	-	-	-	-
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	4	(3)	-	1
Net change in receivables from financing activities	2	386	-	388
Other changes	96	(261)	-	(165)

TOTAL	(335)	122	-	(213)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and derivative assets/liabilities	27	(81)	-	(54)
Dividends paid	(1)	(51)	51(3)	(1)

TOTAL	26	(132)	51	(55)

Translation exchange differences	(45)	(2)	-	(47)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(58)	98	-	40

CASH AND CASH EQUIVALENTS AT END OF YEAR	379	117	-	496

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of dividends from Financial Services to Industrial Activities.
(3)	This item includes the elimination of dividends from Financial Services to Industrial Activities, which are included in Industrial Activities net cash provided by operating activities.

7.4	Selected non-IFRS Financial Measures

The table below sets out financial measures, which are not liquidity or performance measures under IFRS, and which the Group considers to be non-IFRS financial measures as described in paragraph 2.6.3 (Non-IFRS financial information), for the periods indicated.

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(€ million)
Adjusted EBIT of Industrial Activities	226	(255)	(89)	428	436
Adjusted Net Profit (Loss)	146	(217)	(167)	262	207
Free Cash Flow of Industrial Activities	(121)	(1,483)	(118)	30	(40)

	At June 30,	At December 31,
	2021	2020	2019	2018
	(€ million)
Net Cash (Debt) of Industrial Activities	1,076	1,165	1,302	1,452

7.5	Other Matters

The independent auditor’s audit report on the financial statements for the financial years ended December 31, 2020, 2019 and 2018, includes the following paragraph. The extract set out below should be read in conjunction with the Combined Financial Statements and the full audit report included therein. The Combined Financial Statements are included in pages F-42 up to and including F-142 of this Prospectus.

“The Combined Financial Statements were prepared solely for the purpose of its inclusion in the Prospectus to be filed in connection with the proposed separation of the Iveco Group Business from CNH Industrial N.V. and the admission to listing and trading of all the common shares of Iveco Group N.V. on the Euronext Milan, a regulated market operated by Borsa Italiana S.p.A.”

The independent auditor’s review report on the financial statements for the six months ended June 30, 2021 and 2020, includes the following paragraph. The extract set out below should be read in conjunction with the Interim Condensed Combined Financial Statements and the full audit report included therein. The Interim Condensed Combined Financial Statements are included in pages F-1 up to and including F-39 of this Prospectus.

“The Interim condensed combined financial statements were prepared solely for the purpose of their inclusion in the Prospectus to be filed in connection with the proposed separation of the Iveco Group Business from CNH Industrial N.V. and the admission to listing and trading of the common shares of Iveco Group N.V. on the Euronext Milan, a regulated market operated by Borsa Italiana S.p.A.”

7.6	Reconciliations of selected non-IFRS measures to IFRS measures

The Prospectus also contains non-IFRS financial measures including adjusted EBIT of Industrial Activities, adjusted net profit (loss), free cash flow of Industrial Activities and net cash (debt) of Industrial Activities. The non-IFRS financial measures presented are not measures of financial performance under EU-IFRS, but measures used by management to monitor the underlying performance of the Group’s business and operations and, accordingly, they have not been audited or reviewed. Further, they may not be indicative of the Group’s historical operating results, nor are such measures meant to be predictive of the Group’s future results. These non-IFRS measures are presented in the Prospectus because management believes they provide useful and relevant information regarding the Group’s operating results and enhance the readers’ ability to assess the Group’s financial performance and financial position. Management uses these non-IFRS measures to identify operational trends, as well as to make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to the Group’s core operations. These non-IFRS financial measures have no standardized meaning under EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS. The Group’s non-IFRS financial measures are defined as follows:

Adjusted EBIT of Industrial Activities: is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

Adjusted Net Profit (Loss): is defined as profit/(loss), less restructuring costs and non-recurring items, after tax.

Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total Debt plus Derivative liabilities, net of Cash and cash equivalents, Current securities, Derivative assets and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and Financial amounts receivable from the CNH Industrial Group post-Demerger. The Company provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable EU-IFRS financial measure included in the Group’s consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities.

Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.

For reconciliations of selected non-IFRS measures to the most directly comparable IFRS measure, see Section 8 (Operating and Financial Review). In particular:

•

Adjusted EBIT of Industrial Activities and Adjusted net profit (loss) are reconciled to Consolidated profit/(loss) in paragraph 8.6.1 with reference to figures for the six months ended June 30, 2021 and 2020, and in paragraphs 8.6.5 (Combined income statement by activity for the year ended December 31, 2020 compared to the year ended December 31, 2019) and 8.6.9 (Combined income statement by activity for the year ended December 31, 2019 compared to the year ended December 31, 2018) with reference to figures for years ended December 31, 2020, 2019, and 2018;

•

Free Cash Flow of Industrial Activities is reconciled to Net cash provided by (used in) Operating Activities in paragraph 8.8.2 (Consolidated Debt) with reference to figures for the six months ended June 30, 2021 and 2020, and years ended December 31, 2020, 2019, and 2018; and

•

Consolidated Net Cash (Debt), as well as Net Cash (Debt) of Industrial Activities are reconciled to Total (Debt) in paragraph 8.8.2 (Consolidated Debt) with reference to figures at June 30, 2021, and at December 31, 2020, 2019, and 2018.

8.         Operating and Financial Review

This Section 8 should be read in conjunction with paragraph 2.6 (Presentation of Financial and Certain Other Information), Sections 7 (Selected Financial Information), 9 (Industry Overview), 10 (Business Description) and 16 (Historical Financial Information). Prospective investors should read the entire document and not just rely on the information set out below. Except as stated otherwise, the financial information considered in this Section 8 is extracted from the financial information set out in Section 16 (Historical Financial Information).

The following discussion of the Group’s results of operations and financial condition contains forward-looking statements that are based on assumptions and estimates and are subject to known and unknown risks and uncertainties. Prospective investors should read Section 3 (Forward-looking Statements) for a discussion of the risks and uncertainties related to these statements. The Group’s actual results and the timing of events could differ materially from those that are discussed or implied in these forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Prospectus, particularly under Section 1 (Risk Factors), and paragraph 2.6 (Presentation of Financial and Certain Other Information). In addition, certain industry issues also affect the Group’s results of operations and are described in Section 9 (Industry Overview). Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the forward-looking financial information.

8.1	Overview

The Group is a leading global capital goods company engaged in the design, production, marketing, sale, servicing, and financing of trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and civil protection, as well as combustion engines, alternative propulsion systems, transmissions and axles for those vehicles and engines and alternative propulsion systems for agricultural and construction equipment and for marine and power generation applications. The Group has manufacturing, commercial and financial services companies located in 36 countries.

The Group’s segments consist of: (i) Commercial and Specialty Vehicles, (ii) Powertrain, and (iii) Financial Services. The Group’s Industrial Activities include the Group’s entire enterprise without Financial Services (Commercial and Specialty Vehicles, Powertrain, and Iveco Group N.V., including the treasury operations). The Group generates revenues and cash flows principally from the sale of vehicles to dealers and distributors and engines to third parties. Financial Services provides a range of financial products focused on financing the sale and lease of vehicles to the Group’s dealers and their customers.

Revenues of Industrial Activities are presented net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized. The Group’s sales incentive programs may include the granting of retail financing at discounts to market interest rates. The corresponding cost to Industrial Activities is recognized at the time of the initial sale and the revenues of Financial Services are recognized on a pro rata basis in order to match the cost of funding.

8.2	Operating segments

The Group has three operating segments:

Commercial and Specialty Vehicles designs, manufactures, and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures, and distributes, under the FPT Industrial brand, a range of combustion engines, alternative propulsion systems, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.

Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used vehicles sold by Iveco Group brand dealers and distributors or directly by Iveco Group subsidiaries. In addition, Financial Services provides wholesale financing to Iveco Group brand dealers and distributors. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to Iveco Group Industrial Activities legal entities. Additionally, Financial

Services, leveraging on its specific expertise, grants support to CNH Industrial post-Demerger financial services, by providing business process services to their European activities, receiving a fee for the services rendered.

Net revenues by segment in the six months ended June 30, 2021 and 2020 and in the years ended December 31, 2020, 2019, and 2018 were as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(€ million)
Net Revenues:
Commercial and Specialty Vehicles	5,001	3,411	8,247	9,326	9,258
Powertrain	2,096	1,376	3,180	3,675	3,858
Eliminations and other	(840)	(481)	(1,113)	(1,209)	(1,277)

Total Net revenues of Industrial Activities	6,257	4,306	10,314	11,792	11,839

Financial Services	95	99	165	224	249
Eliminations and other	(33)	(29)	(68)	(68)	(83)

Total Net Revenues	6,319	4,376	10,411	11,948	12,005

Net revenues by region in the six months ended June 30, 2021 and 2020 and in the years ended December 31, 2020, 2019, and 2018 were as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(€ million)
Net Revenues:
Europe	4,719	3,266	7,844	9,268	9,271
Italy	1,399	884	2,172	2,866	2,784
France	906	658	1,652	1,824	1,779
Germany	678	475	1,146	1,245	1,287
Spain	300	226	452	652	685
U.K.	237	162	379	504	583
Poland	194	99	263	305	320
Czech Republic	128	102	243	233	213
Switzerland	96	94	232	218	200
Austria	102	82	197	184	184
Belgium	87	60	179	219	179
Netherland	61	74	162	118	122
Portugal	48	35	126	142	139
Romania	95	45	116	128	189
Other	388	270	525	630	607
South America	503	257	621	686	713
North America	110	70	167	164	149
Rest of World	987	783	1,779	1,830	1,872
China	247	243	536	412	421
Australia and New Zealand	89	68	163	237	276
Russia	64	48	127	160	148
Other	587	424	953	1,021	1,027

Total Net Revenues	6,319	4,376	10,411	11,948	12,005

8.3	Factors Affecting Results of Operations and Comparability

The Group’s operating performance is highly correlated to sales volumes, which are influenced by several different factors that vary across its segments.

8.3.1	Global economic conditions

Regional variations in demand for Commercial and Specialty Vehicles are influenced by differences in economic conditions, levels of infrastructure development and physical geography, all of which lead to differing transport requirements. Demand for medium and heavy trucks tends to be closely aligned with the economic and capital investment cycle including the general level of interest rates and governmental subsidy programs, particularly in more developed markets. In developing countries, the processes of industrialization and infrastructure development generally drive long-term growth trends. In the short term, however, demand for commercial vehicles is closely correlated to the level of economic activity which drives levels of vehicle utilization and, accordingly, the need for new vehicles. Furthermore, the performance of Commercial and Specialty Vehicles is more directly tied to the European economic cycle. For additional discussion regarding the principal factors affecting results for Commercial and Specialty Vehicles, see paragraph 9.1.1 (Commercial and Specialty Vehicles).

Powertrain is highly dependent on the market segments in which its propulsion systems are used, with developments in engine emissions regulations playing a significant role. For vehicle applications, product development is driven by regulatory considerations, as well as the need of customers to reduce operating costs. For additional discussion regarding the principal factors affecting results for Powertrain, see paragraph 9.1.2 (Powertrain).

As described in paragraph 10.4.5 (Parts and Services), the Group also offers personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. The demand for those services, as well as for parts, is a function of the nature and extent of the use of the related commercial and specialty vehicles. The demand for those services is historically less volatile than the sale of new vehicles and, therefore, helps reduce the impact on operating results of fluctuations in new sales.

8.3.2	Cost of raw materials, components and personnel

The Group’s cost base principally comprises the cost of raw materials (flat steel, cast iron, steel bars, non-ferrous (copper, aluminum and led), PGMs (platinum, palladium and rhodium), rubber and plastics), components (transmissions, fuel injection systems, aftertreatment, suspension system, axles and turbo), and personnel costs. The Group’s costs of sales in the six months ended June 30, 2021 were €5,378 million and €9,425 million, €10,293 million and €10,295 million in the years ended December 31, 2020, 2019, and 2018, respectively.

Raw material and components costs are closely linked to commodity markets (including availability or shortages of raw materials and components) and are largely outside of the Group’s control, although the Group is making a targeted effort to increase procurement and production efficiencies. Historically, the Group has been able to pass on to its customers most of the increase in the cost of raw materials through increases in product pricing. Nevertheless, even when the Group is able to do so, there is usually a time lag between an increase in materials cost and a realized increase in product prices and, accordingly, the Group’s results are typically adversely affected at least in the short-term until price increases are accepted in the market.

Personnel costs change over time and are impacted by the terms of collective bargaining agreements, inflation, and average number of employees. Approximately 90% of the Group’s employees are based in countries where labor laws impose significant protection of employees’ rights and, accordingly, the Group has limited ability to downsize its personnel in response to a decrease in production during periods of market downturn.

8.3.3	Foreign exchange rates

The Group’s results are affected by changes in foreign exchange rates from period to period, mainly due to the difference in geographic distribution between the Group’s manufacturing activities and the Group’s commercial activities, resulting in cash flows from exports denominated in currencies that differ from those associated with production costs. In addition, the Group’s consolidated financial statements are expressed in euros and are therefore subject to movements in exchange rates upon translation of the financial statements of subsidiaries whose functional currency is not the euro. For the six months ended June 30, 2021, less than 29% of the Group’s revenues were reported by entities whose functional currencies were different than euros (less than 30% for the year ended December 31, 2020). The Brazilian real and Argentine peso accounted for approximately 5% and 3%, respectively, of the Group’s revenues in the six months ended June 30, 2021 (approximately 4% and 2%, respectively, for the year ended December 31, 2020). For additional information regarding the effect on the Group of changes in interest rates and exchange rates, see paragraph 1.4.4 “The Group is subject to exchange rate fluctuations, interest rate changes and other market risks.”

8.3.4	Governmental policies

The Group’s results may be materially affected, directly or indirectly, by governmental policies, including monetary and fiscal policies and policies on international trade and investment.

8.3.5	COVID-19 pandemic effects and Actions

The effects of the COVID-19 pandemic and the related actions of governments and other authorities to contain COVID-19 spread have impacted and continue to impact the Group’s business, results, and outlook.

The Group’s priorities in addressing the effects of COVID-19 continue to be the health, safety and well-being of its employees; the continuity of its business from a liquidity, cost management and market presence perspective; and supporting its dealers, customers, suppliers and the communities in which it operates. The Group has proactively implemented health and safety measures at its operations around the world. The measures taken beginning in the first quarter of 2020 to aggressively decrease operational and selling, general and administrative expenses have been effective. The Group also worked closely with its dealers during 2020, and, as necessary, provided short-term payment relief on obligations owed to the Group. During 2020 and 2021, the Group’s industrial operations were impacted by material or component shortages, such as semiconductor chips, and price volatility as a result of the COVID-19 pandemic and ensuing supply chain disruptions.

As a consequence of the significant decline in industry demand and other market conditions due to the economic disruption caused by the pandemic, during the second quarter of 2020, the Company identified new actions to realize the asset portfolio of vehicles sold under buy-back commitments, as a result of the significant deterioration of the used vehicle markets in which the Commercial and Specialty Vehicles segment operates and the consequent impact on truck residual values, resulting in the recognition of €247 million in charges. Furthermore, the segment reassessed the recoverability of property, plant and equipment and recognized asset impairment charges of €6 million.

Starting from the easing of COVID-19 restrictions in the third quarter of 2020, a general improvement was noted in market demand and in customer sentiment. The improvement continued in the fourth quarter of 2020 and in 2021, despite a resurgence of COVID-19 restrictions in most geographies.

In the first half of 2021, rising demand added pressure to the Group’s supply chain, requiring diligent coordination to keep its production at desired levels. Adverse market trends in raw materials (particularly steel), freight and logistics costs impacted the Group’s product cost performance in the same period.

Uncertainty remains about the future impacts on Group’s end-markets and operations of renewed restrictions on social interactions and business operations until widespread vaccination is achieved.

The Group is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business and its results of operations, financial condition, and cash flows in 2021, which may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulty in collecting financial receivables and subsequent increased allowances for credit losses. For additional discussion regarding the principal factors affecting Group’s results, see paragraph 1.1.3 “The COVID-19 pandemic could materially adversely affect the Group’s business, financial condition, results of operations and/or liquidity”.

8.4	Explanation of Income Statement Items

8.4.1	Net revenues

Net revenues can primarily be categorized as: (i) revenues from sales of goods and services, mainly related to the sale of vehicles, engines and parts, rents and other income on assets sold with a buy-back commitment, as well as extended warranties and maintenance and repair services; (ii) finance and interest income on retail and other notes receivables and finance leases, and (iii) rents and other income on operating leases.

8.4.2	Cost of sales

Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs, and all production overheads. These include the depreciation of property, plant and equipment, the amortization of intangible assets relating to production, and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers, and agency fees.

Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.

Expenses which are directly attributable to the Financial Services business, including the interest expense related to the financing of Financial Services business as a whole and charges for risk provisions and write-downs, are reported in cost of sales.

8.4.3	Selling, general and administrative costs

Selling, general and administrative costs primarily consist of personnel costs, corporate expenses related to the entity’s legal affairs and the operations of its statutory bodies. Moreover, this item includes the actual selling expenses recognized during the period inclusive of personnel expenses and the costs incurred for initiatives with advertising and promotional nature.

8.4.4	Research and development costs

This item includes costs incurred for research activities carried out by both the Group and third parties, any development costs incurred that failed to meet the conditions for capitalization, as well as the amortization charge and any impairment loss of previously capitalized development costs.

8.4.5	Result from investments

Result from investments primarily reflects the Company’s percentage of share in the net profit or loss of the investees accounted for using the equity method.

8.4.6	Restructuring costs

Restructuring costs includes the charges incurred for programs that materially change either the scope of a business or the manner in which that business is conducted.

8.4.7	Other income/(expenses)

This item consists of miscellaneous expenses which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to items Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services.

8.4.8	Financial income/(expenses)

This item consists primarily in the net balance of interest and other financial expenses towards banks and CNH Industrial Group post-Demerger, and interest and other financial income from banks and CNH Industrial Group post-Demerger. This item excludes the interest costs incurred by Financial Services included in Cost of sales, and the financial income earned by Financial Services included in Net revenues.

8.4.9	Income tax (expense) benefit

Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent they relate to items recognized directly in equity or in other comprehensive income, in which case the related tax effects are recognized directly in equity or in other comprehensive income.

8.5	Current Trading and Prospects

The Group continued to perform strongly in the three months ended September 30, 2021, despite the continued global semiconductor shortage and significant increases in raw material and logistics costs.

In the third quarter of 2021, in line with expectations, the Commercial and Specialty Vehicles and Powertrain segments delivered revenues growth of 21% and 4%, respectively, compared to the same period in 2020.

In the nine months ended September 30, 2021, revenues were up 37% for Commercial and Specialty Vehicles and 35% for Powertrain compared with the same period in 2020. The strong growth in revenues has been driven by strong volumes in all business units, and specifically in Trucks in Europe, while in 2020 demand and production were heavily impacted by the first wave of the COVID-19 pandemic.

The Group expects that in the three months ending December 31, 2021 the ongoing supply chain constraints will continue to negatively impact the Group’s businesses and in particular its ability to meet the otherwise strong market demand, as well as the production costs in terms of both commodities (including gas) and logistics pricing.

8.6	Results of Operations

The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and Financial Services businesses; therefore, for a better understanding of its operations and financial results, the Company presents the following tables providing the combined income statements of Iveco Group, split between Industrial Activities and Financial Services. Industrial Activities represents the activities carried out by Commercial and Specialty Vehicles and Powertrain segments, as well as the Company.

8.6.1	Combined Income statement by activity for the six months ended June 30, 2021 compared to the six months ended June 30, 2020

Six Months Ended June 30, 2021				Six Months Ended June 30, 2020

Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated
(€ million)

Net Revenues vs third parties	5,874	73	(33)	(2)	5,914	4,109	77	(29)	(2)	4,157

Net Revenues vs CNH Industrial Group post-Demerger	383	22	—		405	197	22	—		219

Total Net Revenues	6,257	95	(33)		6,319	4,306	99	(29)		4,376

Cost of sales	5,378	36	(33)	(3)	5,381	4,245	53	(29)	(3)	4,269

Selling, general and administrative costs	369	32	—		401	300	26	—		326

Research and development costs	240	—	—		240	212	—	—		212

Result from investments	—	6	—		6	(11)	6	—		(5)

Gains/(losses) on the disposal of investments	(1)	—	—		(1)	—	—	—		—

Restructuring costs	3	—	—		3	3	—	—		3

Other income/(expenses)	(44)	1	—		(43)	(55)	—	—		(55)

Financial income/(expenses)	(51)	—	—		(51)	(50)	—	—		(50)

PROFIT/(LOSS) BEFORE TAXES PERIOD	171	34	—		205	(570)	26	—		(544)

Income tax (expense) benefit	(53)	(9)	—		(62)	127	(8)	—		119

PROFIT/(LOSS) FOR THE PERIOD	118	25	—		143	(443)	18	—		(425)

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

Net Revenues vs third parties

The Group recorded net revenues vs third parties of €5,914 million in the six months ended June 30, 2021, up 42.3% compared to the six months ended June 30, 2020. Net revenues of Industrial Activities were €5,874 million in the six months ended June 30, 2021, up 43.0% compared to the six months ended June 30, 2020 due to higher sales volume.

Net Revenues vs CNH Industrial Group post-Demerger

This item primarily includes the net revenues from the sale of engines to Agriculture and Construction segments of CNH Industrial. In the six months ended June 30, 2021, engine unit sales more than doubled across all regions from the low levels of the prior year.

Cost of sales

Cost of sales were €5,381 million for the six months ended June 30, 2021 compared with €4,269 million for the six months ended June 30, 2020. As a percentage of net revenues, cost of sales of Industrial Activities was 86.0% in the six months ended June 30, 2021 compared to 98.6% for the six months ended June 30, 2020, as a result of positive fixed cost absorption, partially offset by higher input costs. In the six months ended June 30, 2020, cost of sales included asset optimization charges of €247 million and other asset impairment charges of €6 million.

Selling, general and administrative costs

Selling, general and administrative (SG&A) costs amounted to €401 million during the six months ended June 30, 2021 (6.3% of net revenues), up €75 million compared to the six months ended June 30, 2020 (7.4% of net revenues). In the first half of 2020, this item reflected lower fixed cost absorption due to the significant decrease in revenues as a consequence of the COVID-19 pandemic.

Research and development costs

For the six months ended June 30, 2021, research and development (R&D) costs were €240 million (€212 million for the six months ended June 30, 2020) and included all R&D costs not recognized as assets amounting to €134 million (€108 million in the six months ended June 30, 2020) and the amortization of capitalized development costs of €106 million (€104 million in the six months ended June 30, 2020). During the period, the Group capitalized new development costs of €115 million (€68 million in the six months ended June 30, 2020). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Result from investments

Result from investments was a net gain of €6 million in the six months ended June 30, 2021, compared to a net loss of €5 million for the six months ended June 30, 2020 which reflected lower result from investments due to the COVID-19 pandemic.

Restructuring Costs

Restructuring costs were €3 million for the six months ended June 30, 2021 and 2020.

Other income/(expenses)

Other expenses were €43 million for the six months ended June 30, 2021 compared to €55 million in the six months ended June 30, 2020.

Financial income/(expenses)

Net financial expenses were €51 million for the six months ended June 30, 2021, in line with the same period of 2020.

Income tax (expense) benefit

	Six Months Ended June 30,
	2021	2020
	(€ million, except percentages)
Profit (loss)/before taxes	205	(544)
Income tax (expense) benefit	(62)	119

Effective tax rate	30.2%	21.9%

Income tax expense for the six months ended June 30, 2021 was €62 million compared to an income tax benefit of €119 million for the six months ended June 30, 2020. The effective tax rates for the six months ended June 30, 2021 and 2020 were 30.2% and 21.9%, respectively. Excluding the pre-tax and tax impacts of restructuring costs in both periods, and of asset optimization and impairment charges in the first half of 2020, the effective tax rates were 30% and 25% in the six months ended June 30, 2021 and 2020, respectively.

Profit/(loss)

Net profit was €143 million in the six months ended June 30, 2021 compared to net loss of €425 million in the six months ended June 30, 2020. Adjusted net profit was €146 million in the six months ended June 30, 2021 compared to adjusted net loss of €217 million in the six months ended June 30, 2020.

Reconciliation of Consolidated Profit/(Loss) to Adjusted net profit (loss)

The following tables summarize the reconciliation of Adjusted net profit (loss), a non-IFRS financial measure, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the six months ended June 30, 2021 and 2020.

	Six Months Ended June 30,
	2021	2020
	(€ million)
Profit/(loss)	143	(425)
Adjustment impacting Profit/(loss) before taxes (a)	3	256
Adjustment impacting Income tax (expense) benefit (b)	-	(48)

Adjusted net profit/(loss)	146	(217)

a) Adjustments impacting Profit/(loss) before income tax (expense) benefit
Restructuring cost	3	3
Asset optimization charges	-	247
Other asset impairment charges	-	6

Total	3	256

b) Adjustments impacting income tax (expense) benefit
Tax effect of Adjustments impacting income tax (expense) benefit	(1)	(49)
Net discrete tax benefit	1	1

Total	-	(48)

8.6.2	Industrial Activities and Business Segments

The following tables show the total Net Revenues and Adjusted EBIT of Industrial Activities by segment. The Group has also included a discussion of the results of Industrial Activities and each of its business segments.

(a)	Net revenues by segment

	Six Months Ended June 30,
	2021	2020	% Change
	(€ million, except percentages)
Net Revenues:
Commercial and Specialty Vehicles	5,001	3,411	46.6
Powertrain	2,096	1,376	52.3
Eliminations and other	(840)	(481)	—
Total Net revenues of Industrial Activities	6,257	4,306	45.3

Financial Services	95	99	-4.0
Eliminations and other	(33)	(29)	—

Total Net revenues	6,319	4,376	44.4

(b)	Adjusted EBIT of Industrial Activities by segment

	Six Months Ended June 30,
	2021	2020	Change	2021 Adj. EBIT Margin	2020 Adj. EBIT Margin
	(€ million, except percentages)
Adjusted EBIT of Industrial Activities by Segment:
Commercial and Specialty Vehicles	153	(220)	373	3.1%	(6.4)%
Powertrain	148	37	111	7.1%	2.7%
Eliminations and other	(75)	(72)	(3)	—	—

Adjusted EBIT of Industrial Activities	226	(255)	481	3.6%	(5.9)%

Net revenues of Industrial Activities were €6,257 million during the six months ended June 30, 2021, up 45.3% compared to the six months ended June 30, 2020, due to higher sales volume.

Adjusted EBIT of Industrial Activities was up 188.6% to €226 million during the six months ended June 30, 2021, compared to an adjusted EBIT loss of €255 million during the six months ended June 30, 2020, with an Adjusted EBIT margin of 3.6%, up 950 basis points (bps) compared to the six months ended June 30, 2020.

(c)	Reconciliation of Consolidated Profit/(Loss) to Adjusted EBIT of Industrial Activities

The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-IFRS financial measure, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the six months ended June 30, 2021 and 2020.

Six Months Ended June 30, 2021
	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
(€ million)
Consolidated Profit/(loss)	—	—	—	143(1)
Less: Consolidated Income tax (expense) benefit	—	—	—	(62)(1)
Consolidated Profit/(loss) before taxes	—	—	—	205(1)
Less: Financial Services
Financial Services Net Income	—	—	—	25(1)
Financial Services Income taxes	—	—	—	9(1)
Add back of the following Industrial Activities items:
Financial expenses	—	—	—	51(1)
Adjustments for the following Industrial Activities items:
Restructuring costs	2	1	—	3
Other discrete items	—	—	1	1

Adjusted EBIT of Industrial Activities	153	148	(75)	226

(1)

The treasury activity is managed centrally in the interest of the whole Industrial Activities and therefore each Industrial Activities segment is not accountable for the cost of funding, so “Financial expenses” are not attributed to the Profit and Loss of Industrial Activities segments. Consequently, it is not possible to determine the split, by Industrial Activities segment, of the Consolidated Profit/(loss) before taxes, Consolidated Income tax (expense) benefit and Consolidated Profit/(loss).

Six Months Ended June 30, 2020
	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total
(€ million)
Consolidated Profit/(loss)	—	—	—	(425)(1)
Less: Consolidated Income tax (expense) benefit	—	—	—	119(1)
Consolidated Profit/(loss) before taxes	—	—	—	(544)(1)
Less: Financial Services
Financial Services Net Income	—	—	—	18(1)
Financial Services Income taxes	—	—	—	8(1)
Add back of the following Industrial Activities items:
Financial expenses	—	—	—	50(1)
Adjustments for the following Industrial Activities items:
Restructuring costs	3	—	—	3
Other discrete items	262	—	—	262

Adjusted EBIT of Industrial Activities	(220)	37	(72)	(255)

(1)

The treasury activity is managed centrally in the interest of the whole Industrial Activities and therefore each Industrial Activities segment is not accountable for the cost of funding, so “Financial expenses” are not attributed to the Profit and Loss of Industrial Activities segments. Consequently, it is not possible to determine the split, by Industrial Activities segment, of the Consolidated Profit/(loss) before taxes, Consolidated Income tax (expense) benefit and Consolidated Profit/(loss).

8.6.3	Industrial Activities Performance

(a)   Commercial and Specialty Vehicles

Net revenues for the six months ended June 30, 2021

The following table shows Commercial and Specialty Vehicles net revenues by geographic region for the six months ended June 30, 2021 compared to the six months ended June 30, 2020:

	Six Months Ended June 30,
	2021	2020	% Change
	(€ million, except percentages)
Europe	3,976	2,742	45.0
South America	407	208	95.7
North America	41	26	57.7
Rest of World	577	435	32.6

Total	5,001	3,411	46.6%

Commercial and Specialty Vehicles net revenues were €5,001 million in the six months ended June 30, 2021, up 46.6% compared to the six months ended June 30, 2020, primarily driven by higher truck volumes.

During the six months ended June 30, 2021, the European truck market (GVW ≥3.5 tons) increased 38% compared to the same period in 2020. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 40% and the M&H truck market (GVW ≥7.5 tons) increased 36%. In South America, new truck registrations (GVW ≥3.5 tons) increased 52% over the same period of 2020, with an increase of 50% and 66% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations increased by 32%.

In the six months ended June 30, 2021, Iveco Group’s estimated market share in the European truck market (GVW ≥3.5 tons) was 10.4%, up 1.0 percentage points (p.p.) compared to the six months ended June 30, 2020. In the six months ended June 30, 2021, Iveco Group’s market share in South America was 9.9%, up 1.6 p.p. compared to the six months ended June 30, 2020.

In the six months ended June 30, 2021, Commercial and Specialty Vehicles delivered approximately 82,400 vehicles (including buses and specialty vehicles), representing an 80% increase compared to the same period of 2020. Further, volumes were up 92% in LCV and 70% in M&H truck segments, and Commercial and Specialty Vehicles deliveries increased 79% in Europe, 102% in South America and 66% in Rest of World.

Adjusted EBIT for the six months ended June 30, 2021

Adjusted EBIT was €153 million in the six months ended June 30, 2021 (€373 million increase compared to the six months ended June 30, 2020). The improvement was due to favorable volumes and mix, and positive price realization, partially offset by higher material costs and SG&A and R&D costs returning to more normal levels of spend from the low levels experienced in the prior year. Adjusted EBIT margin was 3.1% in the six months ended June 30, 2021.

(b)   Powertrain

Net revenues for the six months ended June 30, 2021

Powertrain’s net revenues were €2,096 million in the six months ended June 30, 2021, an increase of 52.3% compared to the six months ended June 30, 2020, due to higher sales volume. Sales to external customers accounted for 62% of total net revenues (67% in the six months ended June 30, 2020).

During the six months ended June 30, 2021, Powertrain sold approximately 319,600 engines, an increase of 56% compared to the six months ended June 30, 2020. In terms of major customers, 29% of engine units were supplied to Commercial and Specialty Vehicles, 20% to CNH Industrial post-Demerger and the remaining 51% to other external customers. Additionally, Powertrain delivered approximately 38,000 transmissions, an increase of 97% compared to the six months ended June 30, 2020 and 109,000 axles, an increase of 85% compared to the first half-year of 2020.

Adjusted EBIT for the six months ended June 30, 2021

Adjusted EBIT was €148 million for the six months ended June 30, 2021, a €111 million increase compared to the six months ended June 30, 2020. The increase was mainly due to favorable volume and mix, partially offset by higher freight costs and higher costs for regulatory programs. Adjusted EBIT margin was 7.1% in the six months ended June 30, 2021 (2.7% in the six months ended June 30, 2020).

8.6.4	Financial Services Performance

	Six Months Ended June 30,
	2021	2020	Change
	(€ million, except percentages)
Net revenues	95	99	-4.0%

Net Income	25	18	7

Net revenues for the six months ended June 30, 2021

Financial Services’ net revenues totaled €95 million in the six months ended June 30, 2021, a decrease of 4.0% compared to the six months ended June 30, 2020, primarily due to lower interest rates.

Net income for the six months ended June 30, 2021

Net income of Financial Services was €25 million in the six months ended June 30, 2021, an increase of €7 million compared to the six months ended June 30, 2020, primarily attributable to higher risk costs in the six months ended June 30, 2020 due to the expectation of deteriorating credit conditions as a result of the COVID-19 pandemic.

In the six months ended June 30, 2021, retail loan originations, including unconsolidated joint ventures, were €0.8 billion, up €0.2 billion compared to the six months ended June 30, 2020.

The managed portfolio, including unconsolidated joint ventures, was €5.2 billion as of June 30, 2021 (of which retail was 52% and wholesale 48%), up €0.4 billion compared to June 30, 2020.

At June 30, 2021, the receivable balance greater than 30 days past due as a percentage of receivables was 5.6% (8.4% as of June 30, 2020).

8.6.5	Combined income statement by activity for the year ended December 31, 2020 compared to the year ended December 31, 2019

	2020					2019
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)
Net Revenues vs third parties	9,833	120	(68)	(2)	9,885	11,144	171	(68)	(2)	11,247

Net Revenues vs CNH Industrial Group post-Demerger	481	45	—		526	648	53	—		701

Total Net Revenues	10,314	165	(68)	(2)	10,411	11,792	224	(68)	(2)	11,948
Cost of sales	9,425	105	(68)	(3)	9,462	10,293	73	(68)	(3)	10,298
Selling, general and administrative costs	645	60	—		705	699	56	—		755
Research and development costs	436	—	—		436	464	—	—		464
Result from investments	(57)	14	—		(43)	(27)	13	—		(14)
Restructuring costs	32	—	—		32	39	1	—		40
Other income/(expenses)	(110)	1	—		(109)	(45)	—	—		(45)

Financial income/(expenses)	(112)	—	—		(112)	(157)	—	—		(157)

PROFIT/(LOSS) FOR BEFORE TAXES	(503)	15	—		(488)	68	107	—		175

Income tax (expense) benefit	118	(2)	—		116	(44)	(30)	—		(74)

PROFIT/(LOSS) FOR THE PERIOD	(385)	13	—		(372)	24	77	—		101

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

Net Revenues vs third parties

The Group recorded net revenues vs third parties of €9,885 million in 2020, a decrease of 12.1% compared to 2019. This decrease is primarily due to a decrease of 11.8% compared to the prior year in net sales of Industrial Activities due to adverse COVID-19 impacts on end-markets that resulted in lower volumes, with very limited offset from pricing actions.

Net Revenues vs CNH Industrial Group post-Demerger

This item primarily includes the net revenues from the sale of engines to Agriculture and Construction segments of CNH Industrial, where, in 2020, the Group suffered a 37% drop in engine unit sales compared to the previous year, due to the COVID-19 pandemic.

Cost of sales

Cost of sales were €9,462 million in 2020 compared to €10,298 million in 2019. As a percentage of net revenues, cost of sales of Industrial Activities was 91.4% and 87.3% in 2020 and 2019, respectively. Cost of sales included asset optimization charges of €247 million (€148 million in 2019) and other asset impairment charges of €6 million.

Selling, general and administrative costs

SG&A costs amounted to €705 million in 2020 compared to €755 million in 2019, representing 6.8% of net revenues in 2020 compared to 6.3% of net revenues in 2019 as a result of lower fixed cost absorption due to the significant decrease in revenues as a consequence of the COVID-19 pandemic.

Research and development costs

In 2020, R&D costs were €436 million (compared to €464 million in 2019) and included all R&D costs not recognized as assets in the year amounting to €215 million (€264 million in 2019), €2 million of impairment losses (€14 million in 2019) and the amortization of capitalized development cost of €219 million (€186 million in 2019). During 2020, the Group capitalized new expenditures for development costs for €178 million (€177 million in 2019). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Result from investments

Result from investments was a net loss of €43 million in 2020 (net loss of €14 million in 2019), reflecting the impact of COVID-19 pandemic on the performance of Group’s joint ventures and associates. Furthermore, in 2020, this item included the €17 million negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

Restructuring costs

Restructuring costs were €32 million and €40 million in 2020 and 2019, respectively, primarily due to plant reorganization actions and efficiency programs.

Other income/(expenses)

Other expenses were €109 million in 2020 compared to €45 million in 2019. In both periods, this item primarily included legal costs, indirect taxes, and the benefit cost for former employees. The increase of expenses in 2020 compared to 2019 was primarily due to the recognition, in 2019, of an indirect tax benefit following a final tax law interpretation, issued by the Brazilian government, which impacted the Group’s indirect tax liabilities paid in multiple prior years.

Financial income/(expenses)

Net financial expenses were €112 million in 2020, a decrease of €45 million compared to 2019, the decrease was primarily attributable to lower negative foreign exchange impact, as well as lower average net indebtedness.

Income tax (expense) benefit

	2020	2019

	(€ million, except percentages)
Profit (loss)/before taxes	(488)	175
Income tax (expense) benefit	116	(74)

Effective tax rate	23.8%	42.3%

In 2020, income taxes were a benefit of €116 million, based on the Group’s loss before taxes of €488 million, compared to an income tax expense of €74 million in 2019. The effective tax rates for 2020 and 2019 were 23.8% and

42.3%, respectively. The 2020 effective tax rate reflects the Group’s geographic mix of pre-tax earnings, which included pre-tax losses in jurisdictions for which no tax benefits were recognized, the negative impact of incremental tax reserve accruals and the net benefits associated with recognizing certain deferred tax assets. Excluding the pre-tax and tax impacts of asset optimization and impairment charges, restructuring costs, the negative impact from the costs recognized by a Chinese joint venture for valuation allowances against deferred tax assets and restructuring actions, and net discrete tax items related to deferred tax asset recognition and tax rate changes, income taxes were a benefit of €19 million in 2020, with an effective tax rate of 10%, which reflects the Group generating pre-tax losses in jurisdictions for which no tax benefits were recognized. Excluding the pre-tax and tax impacts of asset optimization and other write-off charges, and restructuring costs, income taxes were an expense of €117 million in 2019, with an effective tax rate of 31%.

Profit/(loss)

Net loss was €372 million in 2020 (net profit of €101 million in 2019) and included asset optimization charges of €247 million (€199 million after-tax), other assets impairment charges, pre- and after-tax, of €6 million, €32 million of restructuring costs (€23 million after-tax), net discrete tax benefits of €40 million, and the €17 million negative impact from the costs recognized by a Chinese joint venture for valuation allowances against deferred tax assets and restructuring actions. In 2019, net profit included €148 million asset optimization charges (€113 million after-tax), €40 million of restructuring costs (€32 million after-tax) and €16 million other discrete charges, pre- and after-tax. Adjusted net loss was €167 million in 2020 compared to adjusted net profit of €262 million in 2019.

Reconciliation of Consolidated Profit/(Loss) to Adjusted net profit (loss)

The following tables summarize the reconciliation of Adjusted net profit (loss), a non-IFRS financial measure, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for 2020 and 2019.

	2020	2019

	(€ million)
Profit/(loss)	(372)	101
Adjustment impacting Profit/(loss) before taxes (a)	302	204
Adjustment impacting Income tax (expense) benefit (b)	(97)	(43)

Adjusted net profit/(loss)	(167)	262

a) Adjustments impacting Profit/(loss) before income tax (expense) benefit
Restructuring cost	32	40
Asset optimization charges	247	148
Other assets impairment charges	6	-
Cost recognized by a Chinese joint venture	17	-

Other discrete items	-	16

Total	302	204

b) Adjustments impacting income tax (expense) benefit
Tax effect of Adjustments impacting income tax (expense) benefit	(57)	(43)
Net discrete tax benefit	(40)	-

Total	(97)	(43)

8.6.6	Industrial Activities and Business Segments

The following tables show total Net Revenues and Adjusted EBIT of Industrial Activities by segment. The Group has also included a discussion of the results of Industrial Activities and each of its business segments.

(a)   Net revenues by segment

	2020	2019	% Change

	(€ million, except percentages)
Net Revenues:
Commercial and Specialty Vehicles	8,247	9,326	-11.6
Powertrain	3,180	3,675	-13.5
Eliminations and other	(1,113)	(1,209)	—

Total Net revenues of Industrial Activities	10,314	11,792	-12.5

Financial Services	165	224	-26.3
Eliminations and other	(68)	(68)	—

Total Net revenues	10,411	11,948	-12.9

(b)   Adjusted EBIT of Industrial Activities by segment

	2020	2019	Change	2020 Adj. EBIT Margin	2019 Adj. EBIT Margin

	(€ million, except percentages)
Adjusted EBIT of Industrial Activities by Segment:
Commercial and Specialty Vehicles	(149)	171	-320	(1.8)%	1.8%
Powertrain	195	323	-128	6.1%	8.8%
Eliminations and other	(135)	(66)	-69	—	—

Adjusted EBIT of Industrial Activities	(89)	428	-517	(0.9)%	3.6%

Net revenues of Industrial Activities were €10,314 million in 2020, a 12.5% decrease compared to the prior year, due to adverse COVID-19 impact on end markets.

Adjusted EBIT of Industrial Activities was a loss of €89 million, compared to €428 million profit in 2019, representing an Adjusted EBIT margin loss of 0.9%, down 450 basis points (bps) compared to 2019. The decrease was due to the significant impact from industry demand disruption and negative absorption caused by plant shutdowns in the first-half of the year, partially offset by cost containment actions and recovering performances in both segments in the fourth quarter.

(c)   Reconciliation of Consolidated Profit/(Loss) to Adjusted EBIT of Industrial Activities

The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-IFRS financial measure, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for 2020 and 2019.

2020
	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total

(€ million)
Consolidated Profit/(loss)	—	—	—	(372)(2)
Less: Consolidated Income tax (expense) benefit	—	—	—	116(2)
Consolidated Profit/(loss) before taxes	—	—	—	(488)(2)
Less: Financial Services
Financial Services Net Income	—	—	—	13(2)
Financial Services Income taxes	—	—	—	2(2)
Add back of the following Industrial Activities items:
Financial expenses	—	—	—	112(2)
Adjustments for the following Industrial Activities items:
Restructuring costs	18	14	—	32
Other discrete items(1)	270	—	—	270

Adjusted EBIT of Industrial Activities	(149)	195	(135)	(89)

(1)

This item primarily includes asset optimization charges of €247 million, other asset impairment charges of €6 million, and €17 million negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

(2)

The treasury activity is managed centrally in the interest of the whole Industrial Activities and therefore each Industrial Activities segment is not accountable for the cost of funding, so “Financial expenses” are not attributed to the Profit and Loss of Industrial Activities segments. Consequently, it is not possible to determine the split, by Industrial Activities segment, of the Consolidated Profit/(loss) before taxes, Consolidated Income tax (expense) benefit and Consolidated Profit/(loss).

2019
	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total

(€ million)
Consolidated Profit/(loss)	—	—	—	101(2)
Less: Consolidated Income tax (expense) benefit	—	—	—	(74)(2)
Consolidated Profit/(loss) before taxes	—	—	—	175(2)
Less: Financial Services
Financial Services Net Income	—	—	—	77(2)
Financial Services Income taxes	—	—	—	30(2)
Add back of the following Industrial Activities items:

Financial expenses	—	—	—	157(2)
Adjustments for the following Industrial Activities items:
Restructuring costs	33	6	—	39
Other discrete items(1)	164	—	—	164

Adjusted EBIT of Industrial Activities	171	323	(66)	428

(1)	This item mainly included the other asset optimization charges for €148 million.
(2)

The treasury activity is managed centrally in the interest of the whole Industrial Activities and therefore each Industrial Activities segment is not accountable for the cost of funding, so “Financial expenses” are not attributed to the Profit and Loss of Industrial Activities segments. Consequently, it is not possible to determine the split, by Industrial Activities segment, of the Consolidated Profit/(loss) before taxes, Consolidated Income tax (expense) benefit and Consolidated Profit/(loss).

8.6.7	Industrial Activities Performance

(a)   Commercial and Specialty Vehicles

Net revenues for the year ended December 31, 2020

The following table shows Commercial and Specialty Vehicles net revenues by geographic region in 2020 compared to 2019:

	2020	2019	% Change

	(€ million, except percentages)
Europe	6,678	7,569	-11.8
South America	500	536	-6.7
North America	70	60	16.7
Rest of World	999	1,161	-14.0

Total	8,247	9,326	-11.6

Commercial and Specialty Vehicles net revenues were €8,247 million in 2020, down 11.6% compared to 2019, primarily driven by the market slowdown in Europe due to the COVID-19 pandemic in the first-half of the year.

In 2020, the European truck market (GVW ≥3.5 tons) declined by 14% compared to 2019. The LCV market decreased 7%, while the M&H truck market decreased by 28%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 11% compared to 2019, with a decrease of 11% and 9% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations decreased 14% compared with 2019.

Iveco Group’s estimated market share in the European truck market (GVW ≥3.5 tons) was 9.6%, down 0.1 p.p. compared with 2019. The European market share decreased 1.4 p.p. to 10.2% in LCV and increased 2.0 p.p. to 8.1% in M&H segment. In South America, in 2020, Iveco Group’s market share increased 2.0 p.p. to 9.7%.

During 2020, Commercial and Specialty Vehicles delivered approximately 118,200 vehicles (including buses and specialty vehicles), representing a 14% decrease from 2019. Volumes were 20% lower in LCV and 3% lower in M&H truck segments. Commercial and Specialty Vehicles deliveries decreased 19% and 1% in Europe and Rest of World, respectively, and increased 15% in South America.

In 2020, Commercial and Specialty Vehicles ratio of truck orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.19, an increase of 20% compared to 2019. In 2020, truck order intake in Europe decreased 4% compared to previous year.

Commercial and Specialty Vehicles deliveries

	2020	2019	% Change

	(units in thousands)
France	20.2	24.3	-16.9
Germany & Switzerland	16.1	18.8	-14.4
U.K.	5.3	6.3	-15.9
Italy	18.1	23.1	-21.6
Iberia (Spain & Portugal)	7.5	10.8	-30.6
Rest of Europe	23.0	28.4	-19.0

Europe	90.2	111.7	-19.2

South America	13.0	11.2	16.1
Rest of World	15.0	15.1	-0.7

Total Sales	118.2	138.0	-14.3

Naveco(*)	28.0	25.5	9.8

Total	146.2	163.5	-10.6

(*)	Joint venture accounted for under the equity method

Commercial and Specialty Vehicles Deliveries– by product:

	2020	2019	% Change

	(units in thousands)
Medium & Heavy	33.5	34.6	-3.2
Light	72.3	90.6	-20.2
Buses	9.5	9.7	-2.1
Specialty vehicles(**)	2.9	3.1	-6.5

Total	118.2	138.0	-14.3

(**)	Defense and firefighting vehicles

Adjusted EBIT for the year ended December 31, 2020

Adjusted EBIT loss was €149 million in 2020 (€171 million profit in 2019), driven by decreased volumes and negative impact of fixed cost absorption due to plant shutdowns in the first-half of the year, partially offset by positive price realization and cost containment actions.

(b)   Powertrain

Net revenues for the year ended December 31, 2020

Powertrain net revenues were €3,180 million in 2020, down 13.5% compared to 2019, due to lower sales volume, mainly in Europe, as a result of COVID-19 pandemic. Sales to external customers accounted for 67% of total net revenues (69% in 2019).

During 2020, Powertrain sold approximately 482,700 engines, a decrease of 19% compared to 2019. In terms of customers, 25% of engines were supplied to Commercial and Specialty Vehicles, 16% to CNH Industrial post-Demerger and the remaining 59% to other external customers (units sold to third parties were down 20% compared to 2019). Additionally, Powertrain delivered approximately 49,800 transmissions and 140,000 axles, a decrease of 22% and 17%, respectively, compared to 2019.

Adjusted EBIT for the year ended December 31, 2020

Adjusted EBIT was €195 million in 2020, a €128 million decrease compared to 2019, mainly due to unfavorable volume, partially offset by purchasing efficiencies, lower costs for regulatory programs and cost containment actions. Adjusted EBIT margin was 6.1%, down 270 bps compared to 2019.

8.6.8	Financial Services Performance

	2020	2019	Change

	(€ million, except percentages)
Net revenues	165	224	-26.3%

Net Income	13	77	-64

Net revenues for the year ended December 31, 2020

Financial Services reported net revenues of €165 million in 2020, a decrease of €59 million compared to 2019, primarily due to lower interest yields on receivables with payment deferrals granted in majority of the countries, and lower average originations during the year as a consequence of the COVID-19 pandemic.

Net income for the year ended December 31, 2020

For 2020, net income was €13 million, a decrease of €64 million compared to 2019, primarily attributable to higher risk costs due to the expectation of deteriorating credit conditions as a result of the COVID-19 pandemic and a lower average portfolio.

In 2020, retail loan originations (including unconsolidated joint ventures) were €1.4 billion, relatively flat compared to 2019.

The managed portfolio (including unconsolidated joint ventures) was €5.3 billion as of December 31, 2020 (of which retail was 49% and wholesale 51%), relatively flat compared to December 31, 2019.

At December 31, 2020, the receivable balance greater than 30 days past-due as a percentage of receivables was 5.8% (7.7% as of December 31, 2019).

8.6.9	Combined income statement by activity for the year ended December 31, 2019 compared to the year ended December 31, 2018

	2019				2018
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
Net Revenues vs third parties	11,144	171	(68)(2)	11,247	11,131	196	(83)(2)	11,244
Net Revenues vs CNH Industrial Group post-Demerger	648	53	—	701	708	53	—	761

Total Net Revenues	11,792	224	(68)(2)	11,948	11,839	249	(83)(2)	12,005
Cost of sales	10,293	73	(68)(3)	10,298	10,195	72	(83)(3)	10,184
Selling, general and administrative costs	699	56	—	755	684	57	—	741
Research and development costs	464	—	—	464	413	—	—	413
Result from investments	(27)	13	—	(14)	(15)	15	—	—
Restructuring costs	39	1	—	40	28	—	—	28
Other income/ (expenses)	(45)	—	—	(45)	(96)	2	—	(94)
Financial income/ (expenses)	(157)	—	—	(157)	(235)	—	—	(235)

PROFIT/ (LOSS) BEFORE TAXES	68	107	—	175	173	137	—	310

Income tax (expense) benefit	(44)	(30)	—	(74)	(92)	(35)	—	(127)

PROFIT/ (LOSS) FOR THE PERIOD	24	77	—	101	81	102	—	183

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	Elimination of Financial Services’ interest income earned from Industrial Activities.
(3)	Elimination of Industrial Activities’ interest expense to Financial Services.

Net Revenues vs third parties

The Group recorded net revenues vs third parties of €11,247 million in 2019, flat compared to 2018.

Net Revenues vs CNH Industrial Group post-Demerger

This item primarily includes the net revenues from the sale of engines to Agriculture and Construction segments of CNH Industrial, where the Group experienced an 8% reduction in revenues due to an unfavorable mix.

Cost of sales

Cost of sales were €10,298 million in 2019 compared to €10,184 million in 2018. As a percentage of net revenues, cost of sales of Industrial Activities was 87.3% and 86.1% in 2019 and 2018, respectively. Cost of sales included €148 million of assets optimization charges.

Selling, general and administrative costs

SG&A costs amounted to €755 million in 2019 (6.3% of net revenues) compared to €741 million in 2018 (6.2% of net revenues).

Research and development costs

In 2019, R&D costs were €464 million (compared to €413 million in 2018) and included all R&D costs not recognized as assets in the year amounting to €264 million (€245 million in 2018), €14 million of impairment losses (nil in 2018) and the amortization of capitalized development cost of €186 million (€168 million in 2018). During 2019, the Group capitalized new expenditures for development costs for €177 million (€187 million in 2018). The costs in both periods were primarily attributable to spending on engine development costs associated with emission requirements and continued investment in new products.

Result from investments

Result from investments was a net loss of €14 million in 2019, nil in 2018. The decrease was mainly due to the lower results of Chinese joint ventures.

Restructuring costs

Restructuring costs were €40 million and €28 million in 2019 and in 2018, respectively, primarily due to plant reorganization actions and efficiency programs.

Other income/(expenses)

Other expenses were €45 million in 2019 compared to €94 million in 2018. In both periods, this item primarily included legal costs, indirect taxes and the benefit cost for former employees. The decrease of expenses in 2019 compared to 2018 was primarily due to the recognition, in 2019, of an indirect tax benefit following a final tax law interpretation, issued by the Brazilian government, which impacted the Group’s indirect tax liabilities paid in multiple prior years.

Financial income/(expenses)

Net financial expenses were €157 million in 2019, a decrease of €78 million compared to 2018. The decrease was primarily attributable to lower negative foreign exchange impact as well as lower average indebtedness.

Income tax(expense) benefit

	2019	2018

	(€ million, except percentages)
Profit/(loss) before taxes	175	310
Income tax (expense) benefit	(74)	(127)

Effective tax rate	42.3%	41.0%

In 2019, income taxes were an expense of €74 million compared to €127 million in 2018. The effective tax rates for 2019 and 2018 were 42.3% and 41.0%, respectively. Excluding the pre-tax and tax impacts of asset optimization and other write-off charges in 2019, and restructuring costs in both years, income taxes were an expense of €117 million and €131 million, with effective tax rates of 31% and 39%, in 2019 and 2018, respectively.

Profit/(loss)

Net profit was €101 million in 2019 (€183 million in 2018). In 2019, net profit included €148 million asset optimization charges (€113 million after-tax), €40 million of restructuring costs (€32 million after-tax) and €16 million other discrete charges, pre- and after-tax. In 2018, net profit included €28 million of restructuring costs (€24 million after-tax). Adjusted net profit was €262 million in 2019 compared to adjusted net profit of €207 million in 2018.

Reconciliation of Consolidated Profit/(Loss) to Adjusted net profit (loss)

The following tables summarize the reconciliation of Adjusted net profit (loss), a non-IFRS financial measure, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for 2019 and 2018.

	2019	2018

	(€ million)
Profit/(loss)	101	183
Adjustment impacting Profit/(loss) before taxes (a)	204	28
Adjustment impacting Income tax (expense) benefit (b)	(43)	(4)

Adjusted net profit/(loss)	262	207

a) Adjustments impacting Profit/(loss) before income tax (expense) benefit
Restructuring cost	40	28
Asset optimization charges	148	—
Other discrete items	16	—

Total	204	28

b) Adjustments impacting income tax (expense) benefit

Tax effect of Adjustments impacting income tax (expense) benefit	(43)	(4)

Total	(43)	(4)

8.6.10	Industrial Activities and Business Segments

The following tables show total Net Revenues and Adjusted EBIT of Industrial Activities by segment. The Group has also included a discussion of the results of Industrial Activities and each of its business segments.

(a)	Net revenues by segment

	2019	2018	% Change

	(€ million, except percentages)
Net Revenues:

Commercial and Specialty Vehicles	9,326	9,258	0.7
Powertrain	3,675	3,858	-4.7
Eliminations and other	(1,209)	(1,277)	—

Total Net revenues of Industrial Activities	11,792	11,839	-0.4

Financial Services	224	249	-10.0
Eliminations and other	(68)	(83)	—

Total Net revenues	11,948	12,005	-0.5

(b)	Adjusted EBIT of Industrial Activities by segment

	2019	2018	Change	2019 Adj. EBIT Margin	2018 Adj. EBIT Margin

	(€ million, except percentages)
Adjusted EBIT of Industrial Activities by Segment:
Commercial and Specialty Vehicles	171	242	-71	1.8%	2.6%
Powertrain	323	325	-2	8.8%	8.4%
Eliminations and other	(66)	(131)	65	—	—

Adjusted EBIT of Industrial Activities	428	436	-8	3.6%	3.7%

Net revenues of Industrial Activities were €11,792 million in 2019, a 0.4% decrease compared to the prior year, as lower sales volume due to weak industry demand more than offset positive price realization.

Adjusted EBIT of Industrial Activities was down 1.8% to €428 million in 2019, compared to €436 million in 2018, representing an Adjusted EBIT margin of 3.6%, down 10 bps compared to 2018. The decrease was due to higher product costs partially offset by positive price realization.

(c)	Reconciliation of Consolidated Profit/(Loss) to Adjusted EBIT of Industrial Activities

The following tables summarize the reconciliation of Adjusted EBIT of Industrial Activities, a non-IFRS financial measure, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for 2019 and 2018.

2019
	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total

(€ million)
Consolidated Profit/(loss)	—	—	—	101(2)
Less: Consolidated Income tax (expense) benefit	—	—	—	(74)(2)
Consolidated Profit/(loss) before taxes	—	—	—	175(2)
Less: Financial Services
Financial Services Net Income	—	—	—	77(2)
Financial Services Income taxes	—	—	—	30(2)
Add back of the following Industrial Activities items:
Financial expenses	—	—	—	157(2)
Adjustments for the following Industrial Activities items:
Restructuring costs	33	6	—	39

Other discrete items(1)	164	—	—	164

Adjusted EBIT of Industrial Activities	171	323	(66)	428

(1)	This item mainly included the other asset optimization charges for €148 million.
(2)

The treasury activity is managed centrally in the interest of the whole Industrial Activities and therefore each Industrial Activities segment is not accountable for the cost of funding, so “Financial expenses” are not attributed to the Profit and Loss of Industrial Activities segments. Consequently, it is not possible to determine the split, by Industrial Activities segment, of the Consolidated Profit/(loss) before taxes, Consolidated Income tax (expense) benefit and Consolidated Profit/(loss).

2018
	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total

(€ million)
Consolidated Profit/(loss)	—	—	—	183(1)
Less: Consolidated Income tax (expense) benefit	—	—	—	(127)(1)
Consolidated Profit/(loss) before taxes	—	—	—	310(1)
Less: Financial Services
Financial Services Net Income	—	—	—	102(1)
Financial Services Income taxes	—	—	—	35(1)
Add back of the following Industrial Activities items:
Financial expenses	—	—	—	235(1)
Adjustments for the following Industrial Activities items:
Restructuring costs	25	3	—	28

Adjusted EBIT of Industrial Activities	242	325	(131)	436

(1)

The treasury activity is managed centrally in the interest of the whole Industrial Activities and therefore each Industrial Activities segment is not accountable for the cost of funding, so “Financial expenses” are not attributed to the Profit and Loss of Industrial Activities segments. Consequently, it is not possible to determine the split, by Industrial Activities segment, of the Consolidated Profit/(loss) before taxes, Consolidated Income tax (expense) benefit and Consolidated Profit/(loss).

8.6.11	Industrial Activities Performance

(a)	Commercial and Specialty Vehicles

Net revenues for the year ended December 31, 2019

The following table shows Commercial and Specialty Vehicles net revenues by geographic region in 2019 compared to 2018:

	2019	2018	% Change

	(€ million, except percentages)
Europe	7,569	7,505	0.9
South America	536	596	-10.1
North America	60	21	185.7
Rest of World	1,161	1,136	2.2

Total	9,326	9,258	0.7

Commercial and Specialty Vehicles net revenues were €9,326 million in 2019, up 0.7% compared to 2018, driven by increased deliveries in bus and specialty vehicles, sustained aftermarket activity and positive price realization, partially offset by reduced wholesale volumes in M&H trucks in both Europe, as the Group transitioned to a new commercial policy and refreshed product offering, and South America, primarily due to low industry volume in Argentina.

In 2019, the European truck market (GVW ≥3.5 tons) grew by 6% compared to 2018. The LCV market increased 9%, while the M&H truck market was flat. In South America, new truck registrations (GVW ≥3.5 tons) increased 17% compared to 2018, with an increase of 34% in Brazil, partially offset by a decrease of 41% in Argentina. In Rest of World, new truck registrations decreased 7% compared with 2018.

Iveco Group’s estimated market share in the European truck market (GVW ≥3.5 tons) was 9.7%, down 0.7 p.p. compared with 2018. In South America, in 2019, Iveco Group’s market share decreased 1.9 p.p. to 7.6%.

During 2019, Commercial and Specialty Vehicles delivered approximately 138,000 vehicles (including buses and specialty vehicles), representing a 5% decrease from 2018. Volumes were 3% lower in LCV and 10% lower in M&H truck segments. Commercial and Specialty Vehicles deliveries decreased 4% in Europe, 13% in South America and 7% in Rest of World.

In 2019, Commercial and Specialty Vehicles ratio of truck orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 0.99, an increase of 1% compared to 2018. In 2019, truck order intake in Europe decreased 3% compared to previous year.

Commercial and Specialty Vehicles deliveries

	2019	2018	% Change

	(units in thousands)
France	24.3	24.9	-2.4
Germany & Switzerland	18.8	19.5	-3.6
U.K.	6.3	6.5	-3.1
Italy	23.1	24.0	-3.7
Iberia (Spain & Portugal)	10.8	11.4	-5.3
Rest of Europe	28.4	29.4	-3.4

Europe	111.7	115.7	-3.5

South America	11.2	12.9	-13.2
Rest of World	15.1	16.3	-7.4

Total Sales	138.0	144.9	-4.8

Naveco(*)	25.5	31.0	-17.7

Total	163.5	175.9	-7.0

(*)	Joint venture accounted for under the equity method

Commercial and Specialty Vehicles Deliveries– by product:

	2019	2018	% Change

	(units in thousands)
Medium & Heavy	34.6	38.7	-10.6
Light	90.6	93.1	-2.7
Buses	9.7	10.3	-5.8
Specialty vehicles(**)	3.1	2.8	10.7

Total	138.0	144.9	-4.8

(**)	Defense and firefighting vehicles

Adjusted EBIT for the year ended December 31, 2019

Commercial and Specialty Vehicles Adjusted EBIT was €171 million in 2019 (€242 million in 2018) and includes a €45 million gain ($50 million) realized in the third quarter from granting to Nikola Corporation access to a specific Iveco technology as part of the €134 million in-kind contribution ($150 million) as consideration for the Group’s initial equity interest in Nikola. Adjusted EBIT was negatively impacted by higher product costs, foreign exchange transaction impacts, and the remeasurement of provisions for warranty and technical assistance completed in the fourth quarter, partially offset by favorable volume and mix, positive price realization and a reduction in short-term incentive compensation expense. Adjusted EBIT margin was 1.8% (2.6% in 2018).

(b)	Powertrain

Net revenues for the year ended December 31, 2019

Powertrain net revenues were €3,675 million in 2019, down 4.7% compared to 2018, due to lower sales volume. Sales to external customers accounted for 69% of total net revenues (69% in 2018).

During 2019, Powertrain sold approximately 596,400 engines, a decrease of 3% compared to 2018. By major customer, 24% of engines were supplied to Commercial and Specialty Vehicles, 21% to CNH Industrial post-Demerger and the remaining 55% to other external customers (units sold to third parties were down 1% compared to 2018). Additionally, Powertrain delivered approximately 64,100 transmissions, a decrease of 11% compared to 2018, and 168,200 axles, a decrease of 4% over 2018.

Adjusted EBIT for the year ended December 31, 2019

Adjusted EBIT was €323 million in 2019, a €2 million decrease compared to 2018, due to unfavorable volume and mix and higher product development investment, partially offset by positive price realization and product cost efficiencies. Adjusted EBIT margin was 8.8%, up 40 bps compared to 2018.

8.6.12	Financial Services Performance

2019	2018	Change

(€ million, except percentages)

Net revenues	224	249	-10.0%

Net Income	77	102	-25

Net revenues for the year ended December 31, 2019

Financial Services reported net revenues of €224 million in 2019, down 10.0% compared to 2018, primarily attributable to a reduction in interest spread on dealer financing activities.

Net income for the year ended December 31, 2019

For 2019, net income was €77 million, a decrease of €25 million compared to 2018, primarily attributable to margin reductions in dealer financing activities, partially offset by lower credit provisions.

In 2019, retail loan originations (including unconsolidated joint ventures) were €1.5 billion, relatively flat compared to 2018.

The managed portfolio (including unconsolidated joint ventures) was €5.4 billion as of December 31, 2019 (of which retail was 47% and wholesale 53%), relatively flat compared to December 31, 2018.

At December 31, 2019, the receivable balance greater than 30 days past-due as a percentage of receivables was 7.7% (10.7% as of December 31, 2018).

8.7	Combined Statement of Financial Position by Activity

The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and Financial Services businesses; therefore, for a better understanding of the financial position of Iveco Group, and in particular of the net cash/debt position, the Company presents the following tables providing the combined statement of financial position of the Group, split between Industrial Activities and Financial Services. Specific comments on the net cash/debt position of Iveco Group split by Industrial Activities and Financial Services are included in paragraph 8.8 (Liquidity and Capital Resources).

	At June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)
ASSETS
Intangible assets:	1,261	13	—		1,274
Goodwill	58	12	—		70
Other intangible assets	1,203	1	—		1,204
Property, plant and equipment	2,917	3	—		2,920
Investments and other non-current financial assets	476	133	—		609
Leased assets	29	40	—		69
Defined benefit plan assets	—	1	—		1
Deferred tax assets	603	78	(3)	(5)	678

Total Non-current assets	5,286	268	(3)		5,551

Inventories	2,877	1	—		2,878
Trade receivables	441	15	(11)	(3)	445
Financial receivables from CNH Industrial Group post-Demerger	3,521	434	—		3,955
Receivables from financing activities	157	2,763	(203)	(3)	2,717
Current tax receivables	55	3	(15)	(4)	43
Other current receivables and financial assets	512	59	(45)	(2)	526
Prepaid expenses and other assets	35	8	—		43
Derivative assets	17	1	—		18
Cash and cash equivalents	331	100	—		431

	At June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations		Consolidated

	(€ million)
Total Current assets	7,946	3,384	(274)		11,056

Assets held for sale	2	-	-		2

TOTAL ASSETS	13,234	3,652	(277)		16,609

INVESTED EQUITY AND LIABILITIES
Invested Equity	1,841	725	-		2,566
Provisions:	1,799	76	-		1,875
Employee benefits	588	14	-		602
Other provisions	1,211	62	-		1,273
Debt:	3,159	2,770	(203)	(3)	5,726
Asset-backed financing	-	1,660	-		1,660
Debt payable to CNH Industrial Group post-Demerger	2,871	419	-		3,290
Other debt	288	691	(203)	(3)	776
Derivative liabilities	37	4	-		41
Trade payables	3,365	22	(14)	(3)	3,373
Tax liabilities	32	23	(14)	(4)	41
Deferred tax liabilities	14	3	(3)	(5)	14
Other current liabilities	2,987	29	(43)	(2)	2,973

Total Liabilities	11,393	2,927	(277)		14,043

TOTAL INVESTED EQUITY AND LIABILITIES	13,234	3,652	(277)		16,609

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4)	This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.
(5)	This item includes the reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassifications needed for appropriate consolidated presentation.

	At December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
ASSETS
Intangible assets:	1,247	13	-	1,260
Goodwill	58	12	-	70
Other intangible assets	1,189	1	-	1,190
Property, plant and equipment	3,030	2	-	3,032
Investments and other non-current financial assets	404	142	-	546
Leased assets	30	43	-	73
Defined benefit plan assets	-	1	-	1
Deferred tax assets	605	79	(3)(5)	681

Total Non-current assets	5,316	280	(3)	5,593

Inventories	2,244	2	-	2,246
Trade receivables	438	17	(11)(3)	444
Financial receivables from CNH Industrial Group post-Demerger	3,125	418	-	3,543
Receivables from financing activities	80	2,897	(146)(3)	2,831
Current tax receivables	72	2	(1)(4)	73
Other current receivables and financial assets	338	60	(45)(2)	353
Prepaid expenses and other assets	40	11	-	51

	At December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
Derivative assets	21	7	-	28
Cash and cash equivalents	366	97	-	463

Total Current assets	6,724	3,511	(203)	10,032

Assets held for sale	6	-	-	6

TOTAL ASSETS	12,046	3,791	(206)	15,631

INVESTED EQUITY AND LIABILITIES
Invested Equity	1,631	705	-	2,336
Provisions:	1,744	70	-	1,814
Employee benefits	597	13	-	610
Other provisions	1,147	57	-	1,204
Debt:	2,513	2,946	(146)(3)	5,313
Asset-backed financing	-	2,031	-	2,031
Debt payable to CNH Industrial Group post-Demerger	2,192	371	-	2,563
Other debt	321	544	(146)(3)	719
Derivative liabilities	22	5	-	27
Trade payables	3,072	25	(15)(3)	3,082
Tax liabilities	53	12	-	65
Deferred tax liabilities	11	2	(2)(5)	11
Other current liabilities	3,000	26	(43)(2)	2,983

Total Liabilities	10,415	3,086	(206)	13,295

TOTAL INVESTED EQUITY AND LIABILITIES	12,046	3,791	(206)	15,631

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4)	This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.
(5)	This item includes the reclassification of deferred tax assets/liabilities in the same jurisdiction and reclassifications needed for appropriate consolidated presentation.

	At December 31, 2019
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
ASSETS
Intangible assets:	1,302	13	-	1,315
Goodwill	58	12	-	70
Other intangible assets	1,244	1	-	1,245
Property, plant and equipment	3,349	2	-	3,351
Investments and other non-current financial assets	228	126	-	354
Leased assets	21	21	-	42
Defined benefit plan assets	-	-	-	-
Deferred tax assets	463	68	-	531

Total Non-current assets	5,363	230	-	5,593

Inventories	2,593	3	-	2,596
Trade receivables	363	20	(12)(3)	371
Financial receivables from CNH Industrial Group post-Demerger	2,751	644	-	3,395
Receivables from financing activities	227	3,058	(149)(3)	3,136
Current tax receivables	82	1	-	83
Other current receivables and financial assets	224	77	(55)(2)	246
Prepaid expenses and other assets	39	11	-	50
Derivative assets	6	2	-	8
Cash and cash equivalents	271	146	-	417

Total Current assets	6,556	3,962	(216)	10,302

Assets held for sale	9	-	-	9

TOTAL ASSETS	11,928	4,192	(216)	15,904

INVESTED EQUITY AND LIABILITIES
Invested Equity	2,040	678	-	2,718
Provisions:	1,705	23	-	1,728
Employee benefits	584	13	-	597

	At December 31, 2019
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
Other provisions	1,121	10	-	1,131
Debt:	1,891	3,405	(149)(3)	5,147
Asset-backed financing	-	2,133	-	2,133
Debt payable to CNH Industrial Group post-Demerger	1,638	421	-	2,059
Other debt	253	851	(149)(3)	955
Derivative liabilities	36	3	-	39
Trade payables	3,056	25	(31)(3)	3,050
Tax liabilities	83	24	-	107
Deferred tax liabilities	7	3	-	10
Other current liabilities	3,110	31	(36)(2)	3,105

Total Liabilities	9,888	3,514	(216)	13,186

TOTAL INVESTED EQUITY AND LIABILITIES	11,928	4,192	(216)	15,904

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.
(3)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.

	At December 31, 2018
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
ASSETS
Intangible assets:	1,321	12	-	1,333
Goodwill	59	12	-	71
Other intangible assets	1,262	-	-	1,262
Property, plant and equipment	3,553	1	-	3,554
Investments and other non-current financial assets	159	103	-	262
Leased assets	10	14	-	24
Defined benefit plan assets	-	-	-	-
Deferred tax assets	441	71	-	512

Total Non-current assets	5,484	201	-	5,685

Inventories	2,504	3	-	2,507
Trade receivables	429	19	(10)(3)	438
Financial receivables from CNH Industrial Group post-Demerger	2,705	648	-	3,353
Receivables from financing activities	190	2,838	(181)(3)	2,847
Current tax receivables	119	2	3(4)	124
Other current receivables and financial assets	222	57	(68)(2)	211
Prepaid expenses and other assets	66	8	-	74
Derivative assets	15	1	-	16
Cash and cash equivalents	379	117	-	496

Total Current assets	6,629	3,693	(256)	10,066

Assets held for sale	9	-	-	9
TOTAL ASSETS	12,122	3,894	(256)	15,760

INVESTED EQUITY AND LIABILITIES
Invested Equity	2,134	591	-	2,725
Provisions:	1,658	21	-	1,679
Employee benefits	566	13	-	579
Other provisions	1,092	8	-	1,100
Debt:	1,785	3,187	(181)(3)	4,791
Asset-backed financing	2	1,932	(2)(3)	1,932
Debt payable to CNH Industrial Group post-Demerger	1,660	276	-	1,936
Other debt	123	979	(179)(3)	923
Derivative liabilities	18	2	-	20
Trade payables	2,928	24	(28)(3)	2,924
Tax liabilities	83	30	3(4)	116
Deferred tax liabilities	-	3	-	3
Other current liabilities	3,516	36	(50)(2)	3,502

Total Liabilities	9,988	3,303	(256)	13,035

TOTAL INVESTED EQUITY AND LIABILITIES	12,122	3,894	(256)	15,760

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.
(2)	This item includes the elimination of intercompany activity between Industrial Activities and Financial Services.

(3)	This item includes the elimination of receivables/payables between Industrial Activities and Financial Services.
(4)	This item includes the elimination of tax receivables/payables between Industrial Activities and Financial Services and reclassifications needed for appropriate consolidated presentation.

The key line items presented in the tables above is discussed in the following.

Intangible assets amounted to €1,274 million at June 30, 2021 (€1,260 million at December 31, 2020, €1,315 million at December 31, 2019, and €1,333 million at December 31, 2018) and primarily included €1,105 million development costs for vehicle and engine production projects (€1,092 million at December 31, 2020, €1,152 million at December 31, 2019, and €1,177 million at December 31, 2018), which are included in item “Other intangible assets”. Changes in Intangible assets mainly reflect additions for €130 million in the first half of 2021 (€208 million, €211 million and €212 million in 2020, 2019 and 2018, respectively) and amortization for €118 million in the first six months of 2021 (€247 million, €210 million and €192 million in 2020, 2019 and 2018, respectively).

Property, plant and equipment amounted to €2,920 million at June 30, 2021 (€3,032 million at December 31, 2020, €3,351 million at December 31, 2019, and €3,554 million at December 31, 2018) and include €1,408 million property, plant and equipment acquired (€1,458 million at December 31, 2020, €1,565 million at December 31, 2019, and €1,556 million at December 31, 2018), as well as €1,308 million assets sold by Commercial and Specialty Vehicles with a buy-back commitment which are accounted for as an operating lease (€1,371 million at December 31, 2020, €1,581 million at December 31, 2019, and €1,998 million at December 31, 2018). For additional information on the accounting treatment of assets sold with a buy-back commitment, refer to paragraph “Significant Accounting Policies – Revenue recognition” within the Combined Financial Statements included in this Prospectus. Changes in Property, plant and equipment mainly reflect additions for €371 million in the first half of 2021 (€836 million, €819 million and €738 million in 2020, 2019 and 2018, respectively), depreciation for €263 million in the first six months of 2021 (€575 million, €603 million and €594 million in 2020, 2019 and 2018, respectively) and other changes for € -220 million in the first six months of 2021 (€ -580 million, € -619 million and € -544 million in 2020, 2019 and 2018, respectively), mainly due to disposals of assets sold under buy-back commitment and to asset impairment charges. In particular, as a consequence of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic, during the second quarter of 2020, the Company identified new actions to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the Commercial and Specialty Vehicles segment operates and the consequent impact on truck residual values. This resulted in the recognition of €117 million impairment charges. Furthermore, the segment reassessed the recoverability of property, plant and equipment and recognized asset impairment charges of €6 million.

Investments and other non-current financial assets amounted to €609 million at June 30, 2021 (€546 million at December 31, 2020, €354 million at December 31, 2019, and €262 million at December 31, 2018) and primarily included the fair value of the investment held in Nikola Corporation amounting to €390 million (€319 million at December 31, 2020 and €96 million at December 31, 2019 (corresponding to the initial shareholding acquired in 2019, subsequently increased by further subscriptions in 2020). For additional information on this investment, refer to Note 13/Note 14 “Investments and other non-current financial assets” to the Interim Condensed Combined Financial Statements/Combined Financial Statements included in this Prospectus. The item “Investments and other non-current financial assets” also included other investments accounted for under the equity method, and specifically: the investment in Naveco (Nanjing Iveco Motor Co.) Ltd. amounting to €55 million (€54 million at December 31, 2020, €114 million at December 31, 2019, and €144 million at December 31, 2018), recognized by Industrial Activities, as well as the investment in CNH Industrial Capital Europe S.a.S., accounted for under the equity method, amounting to €86 million at June 30, 2021 (€96 million at December 31, 2020, €85 million at December 31, 2019, and €77 million at December 31, 2018), recognized by Financial Services.

Deferred tax assets include the amounts of income taxes recoverable in future periods in respect of deductible temporary differences, together with the carryforward of unused tax losses and unused tax credits, and amounted to €678 million at June 30, 2021 (€681million at December 31, 2020, €531 million at December 31, 2019, and €512 million at December 31, 2018). For additional information on the deferred tax assets of the Iveco Group, refer to Note 9 “Income tax (expense) benefit” to the Combined Financial Statements included in this Prospectus.

Inventories amounted to €2,878 million at June 30, 2021 (€2,246 million at December 31, 2020, €2,596 million at December 31, 2019, and €2,507 million at December 31, 2018). During 2020, as a result of the significant deterioration of the used vehicles markets in which the segment operates and the consequent impact on truck residual values, Commercial and Specialty Vehicles recognized an impairment loss of €107 million in inventories in connection with new actions identified in order to realize the asset portfolio of used vehicles which were no longer subject to buy-back commitments and were held for sale. In 2019, the segment recognized an impairment loss of €80 million in inventories.

Trade receivables amounted to €445 million at June 30, 2021 (€444 million at December 31, 2020, €371 million at December 31, 2019, and €438 million at December 31, 2018). Industrial Activities companies sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

Financial receivables from CNH Industrial Group post-Demerger mainly refer to cash balances deposited with the CNH Industrial Group post-Demerger central treasury, including cash management and/or cash pooling arrangements. This item should be analyzed together with item Debt payable to CNH Industrial Group post-Demerger, which mainly includes overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by the CNH Industrial Group post-Demerger central treasury. At June 30, 2021, the Iveco Group held a net financial receivable position from CNH Industrial Group post-Demerger of €0.7 billion (€1.0 billion at December 31, 2020, €1.3 billion at December 31, 2019 and €1.4 billion at December 31, 2018). It is envisaged that, in the first months following the Demerger, all Financial receivables and payables between the Group and CNH Industrial Group post-Demerger will be settled. For additional information on these items and the split between Industrial Activities and Financial Services, refer to paragraph 8.8 (Liquidity and Capital Resources).

Receivables from financing activities amounted to €2,717 million at June 30, 2021 (€2,831 million at December 31, 2020, €3,136 million at December 31, 2019, and €2,847 million at December 31, 2018) and primarily included wholesale and retail receivables portfolio of Financial Services.

Other current receivables and financial assets amounted to €526 million at June 30, 2021 (€353 million at December 31, 2020, €246 million at December 31, 2019, and €211 million at December 31, 2018) and primarily included tax receivables for VAT and other indirect taxes of €134 million (€103 million at December 31, 2020, €123 million at December 31, 2019 and 2018), current securities and short-term deposits and investments of €293 million (€136 million at December 31, 2020, nil at December 31, 2019 and 2018), and receivables from employees of €9 million (€8 million at December 31, 2020, €14 million at December 31, 2019, and €13 million at December 31, 2018).

Cash and cash equivalents amounted to €431 million at June 30, 2021 (€463 million at December 31, 2020, €417 million at December 31, 2019, and €496 million at December 31, 2018) and included cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

Invested equity amounted to €2,566 million at June 30, 2021 (€2,336 million at December 31, 2020, €2,718 million at December 31, 2019, and €2,725 million at December 31, 2018) and comprised Invested capital and retained earnings, Cash flow hedge reserve, Cumulative translation adjustment reserve, Defined benefit plans remeasurement reserve, Reserve for equity investments measured at fair value through other comprehensive income and Non-controlling interests. Since Iveco Group business did not comprise a separate parent company or group of entities during the six months ended June 30, 2021, and the year ended December 31, 2020, 2019 and 2018, it is not meaningful to present share capital or an analysis of reserves. For additional information on the Iveco Group invested equity, refer to the Statement of Changes in Invested Equity and to Note 20/Note 21 “Invested Equity” in the Interim Condensed Combined Financial Statements/ Combined Financial Statements included in this Prospectus.

Provisions amounted to €1,875 million at June 30, 2021 (€1,814 million at December 31, 2020, €1,728 million at December 31, 2019, and €1,679 million at December 31, 2018) primarily related to Industrial Activities and included provisions for employee benefits of €602 million (€610 million at December 31, 2020, €597 million at December 31, 2019, and €579 million at December 31, 2018), and other provisions of €1,273 million (€1,204 million at December 31, 2020, €1,131 million at December 31, 2019, and €1,100 million at December 31, 2018). Other provisions comprise warranty and technical assistance provision of €425 million (€398 million at December 31, 2020, €439 million at December 31, 2019, and €433 million at December 31, 2018), restructuring provision of €38 million (€41 million at December 31, 2020, €35 million at December 31, 2019, and €40 million at December 31, 2018), investment provision of €11 million (€12 million at December 31, 2020, €10 million at December 31, 2019 and 2018) and provisions for other risks of €799 million (€753 million at December 31, 2020, €647 million at December 31, 2019, and €617 million at December 31, 2018). Provisions for other risks represent the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes, and refer to commercial risk for €330 million (€305 million at December 31, 2020, €271 million at December 31, 2019, and €207 million at December 31, 2018), marketing and sales incentives program for €170 million (€150 million at December 31, 2020, €148 million at December 31, 2019, and €129 million at December 31, 2018), legal proceedings and other disputes for €33 million (€33 million at December 31, 2020, €22 million at December 31, 2019, and €116 million at December 31, 2018), and other reserves for risks and charges for €266 million (€265 million at December 31, 2020, €206 million at December 31, 2019, and €165 million at December 31, 2018). In particular, other reserves for risks and charges include other provisions of smaller amounts for miscellaneous risks and charges in connection with risks which cannot be specifically attributed to the other provision categories of “other risks”. For additional information on provisions for employee benefits, refer to Note 22 “Provision for employee benefits” to the Combined Financial Statements included in this Prospectus. For additional information on other provisions, refer to Note 23 “Other provisions” to the Combined Financial Statements.

Debt amounted to €5,726 million at June 30, 2021 (€5,313 million at December 31, 2020, €5,147 million at December 31, 2019, and €4,791 million at December 31, 2018) and included asset-backed financing of €1,660 million (€2,031 million at December 31, 2020, €2,133 million at December 31, 2019, and €1,932 million at December 31, 2018), representing the financing received through both asset-backed commercial paper and factoring transactions which do not meet IFRS 9 derecognition requirements and are recognized as assets in the statement of financial position, debt payable to CNH Industrial Group post-Demerger of €3,290 million (€2,563 million at December 31, 2020, €2,059 million at December 31, 2019, and €1,936 million at December 31, 2018), and other debt of €776 million (€719 million at December 31, 2020, €955 million at December 31, 2019, and €923 million at December 31, 2018). Other debt primarily included borrowing from banks of €515 million at June 30, 2021 (€388 million at December 31, 2020, €599 million at December 31, 2019, and €768 million at December 31, 2018), lease liabilities of €207 million at June 30, 2021 (€206 million at December 31, 2020, €203 million at December 31, 2019, and nil at December 31, 2018), and payables represented by securities of €52 million at June 30, 2021 (€92 million at December 31, 2020, €93 million at December 31, 2019, and €88 million at December 31, 2018). Specific comments on the net cash/debt position of Iveco Group split by Industrial Activities and Financial Services are included in paragraph 8.8 (Liquidity and Capital Resources).

Trade payables amounted to €3,373 at June 30, 2021 (€3,082 million at December 31, 2020, €3,050 million at December 31, 2019, and €2,924 million at December 31, 2018).

Other current liabilities amounted to €2,973 at June 30, 2021 (€2,983 million at December 31, 2020, €3,105 million at December 31, 2019, and €3,502 million at December 31, 2018) and primarily included €995 million of amounts payable to customers relating to repurchase price on buy-back agreements (€1,105 million at December 31, 2020, €1,310 million at December 31, 2019, and €1,632 million at December 31, 2018), and €1,159 million of contract liabilities (€1,118 million at December 31, 2020, €1,096 million at December 31, 2019, and €1,192 million at December 31, 2018), of which €604 million for future rents related to buy-back agreements (€600 million at December 31, 2020, €583 million at December 31, 2019, and €672 million at December 31, 2018). Other current liabilities also included accrued payables to personnel of €168 million (€112 million at December 31, 2020, €120 million at December 31, 2019, and €118 million at December 31, 2018), expenses and deferred income of €119 million (€94 million at December 31, 2020, €98 million at December 31, 2019, and €116 million at December 31, 2018), and social security payables of €84 million (€75 million at December 31, 2020, €82 million at December 31, 2019 and 2018).

8.8	Liquidity and Capital Resources

The following discussion of liquidity and capital resources principally focuses on the Group’s combined statement of cash flows and the Group’s combined statement of financial position. The Group’s operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. The Group, focusing on cash preservation and leveraging its good access to funding, continues to maintain solid financial strength and liquidity. See Sections 1 (Risk Factors) and 10 (Business Description), included elsewhere in this Prospectus, for additional information concerning risks related to the Group’s business, strategy and operations.

8.8.1	Cash Flows

The following tables present the cash flows from operating, investing and financing activities by activity for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019 and 2018.

	Six Months Ended June 30, 2021
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	366	97	-	463

Cash Flows From/(Used In) Operating Activities	145	38	(2)	181
Cash Flows From/(Used In) Investing Activities	(136)	254	5	123
Cash Flows From/(Used In) Financing Activities	(52)	(288)	(3)	(343)

Translation exchange differences	8	(1)	-	7

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(35)	3	-	(32)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	331	100	-	431

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.

	Six Months Ended June 30, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	271	146	-	417

Cash Flows From/(Used In) Operating Activities	(1,260)	38	-	(1,222)
Cash Flows From/(Used In) Investing Activities	(288)	541	-	253
Cash Flows From/(Used In) Financing Activities	1,571	(608)	-	963
Translation exchange differences	(11)	-	-	(11)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	12	(29)	-	(17)

CASH AND CASH EQUIVALENTS AT END OF PERIOD	283	117	-	400

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.

	Year Ended December 31, 2020
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	271	146	-	417

Cash Flows From/(Used In) Operating Activities	508	51	-	559
Cash Flows From/(Used In) Investing Activities	(308)	218	-	(90)
Cash Flows From/(Used In) Financing Activities	(86)	(321)	-	(407)
Translation exchange differences	(19)	3	-	(16)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	95	(49)	-	46

CASH AND CASH EQUIVALENTS AT END OF YEAR	366	97	-	463

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.

	Year Ended December 31, 2019
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	379	117	-	496

Cash Flows From/(Used In) Operating Activities	690	46	(27)	709
Cash Flows From/(Used In) Investing Activities	(709)	(45)	-	(754)
Cash Flows From/(Used In) Financing Activities	(83)	27	27	(29)
Translation exchange differences	(6)	1	-	(5)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(108)	29	-	(79)

CASH AND CASH EQUIVALENTS AT END OF YEAR	271	146	-	417

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.

	Year Ended December 31, 2018
	Industrial Activities(1)	Financial Services	Eliminations	Consolidated

	(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	437	19	-	456

Cash Flows From/(Used In) Operating Activities	296	110	(51)	355
Cash Flows From/(Used In) Investing Activities	(335)	122	-	(213)
Cash Flows From/(Used In) Financing Activities	26	(132)	51	(55)
Translation exchange differences	(45)	(2)	-	(47)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(58)	98	-	40

CASH AND CASH EQUIVALENTS AT END OF YEAR	379	117	-	496

(1)	Industrial Activities represents the enterprise without Financial Services. Industrial Activities includes Commercial and Specialty Vehicles and Powertrain segments and Iveco Group N.V.

At June 30, 2021, the Group had cash and cash equivalents of €431 million, a decrease of €32 million, or -6.9%, from €463 million at December 31, 2020. At December 31, 2020, the Group had cash and cash equivalents of €463 million, an increase of €46 million, or 11.0%, from €417 million at December 31, 2019. In the year ended December 31, 2019, cash and cash equivalents decreased by €79 million or 15.9% from €496 million at December 31, 2018. In 2018, cash and cash equivalents increased by €40 million or 8.8% from €456 million at January 1, 2018. Cash and cash equivalents at June 30, 2021 included €45 million of restricted cash (€45 million at December 31, 2020, €43 million at December 31, 2019 and €35 million at December 31, 2018) that was reserved principally for the servicing of securitization-related debt. At June 30, 2021, undrawn medium-term unsecured committed facilities were €67 million (€48 million at December 31, 2020, €32 million at December 31, 2019 and €15 million at December 31, 2018) and other current financial assets were €277 million (€128 million at December 31, 2020, €52 million at December 31, 2019 and nil at December 31, 2018). At June 30, 2021, the aggregate of Cash and cash equivalents, undrawn medium-term unsecured committed facilities and other current financial assets, which the Group considers to constitute the Group’s principal liquid assets (or “Available liquidity”), totaled €1,440 million (€1,619 million at December 31, 2020, €1,837 million at December 31, 2019 and €1,928 million at December 31, 2018). This amount also included €665 million net financial receivables from CNH Industrial post-Demerger (€980 million at December 31, 2020, €1,336 million at December 31, 2019 and €1,417 million at December 31, 2018), consisting in cash deposited in the central treasury of CNH Industrial post-Demerger.

Net Cash from Operating Activities

Cash provided by operating activities in the six months ended June 30, 2021 totaled €181 million and comprised the following elements:

•	€143 million profit;

•	plus €272 million in non-cash charges for depreciation and amortization (net of commercial vehicles sold under buy-back commitments and operating leases);

•	minus €2 million in (gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments) and other non-cash items;

•	plus €16 million in dividends received;

•	plus change in provisions of €52 million and in deferred income taxes of €3 million;

•	plus €9 million for changes in items due to buy-back commitments and minus €3 million for changes in operating lease items; and

•	minus €309 million in change in working capital.

In the six months ended June 30, 2020, cash used by operating activities was €1,222 million as a result of net cash used from income-related outflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, net of other non-cash items) for a total amount of €200 million, and of a €1,022 million decrease in cash resulting from change in working capital.

Cash provided by operating activities in the year ended December 31, 2020 totaled €559 million and comprised the following elements:

•	€372 million in loss;

•	plus €580 million in non-cash charges for depreciation and amortization (net of commercial vehicles sold under buy-back commitments and operating leases);

•	plus €96 million in losses on the disposal of assets and other non-cash items;

•	plus €1 million in dividends received;

•	minus change in deferred income taxes of €158 million plus change in provisions of €107 million;

•	plus €147 million for changes in items due to buy-back commitments and minus €29 million for changes in operating lease items; and

•	plus €187 million in change in working capital.

In the year ended December 31, 2019, cash generated by operating activities during the year was €709 million as a result of cash generated from income-related inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, net of gains/losses on disposals and other non-cash items) for a total amount of €588 million, and of a €121 million increase in cash resulting from an decrease in working capital.

In the year ended December 31, 2018, cash generated by operating activities during the year was €355 million as a result of cash generated from income-related inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, net of gains/losses on disposals and other non-cash items) for a total amount of €564 million, partially offset by a €209 million decrease in cash resulting from an increase in working capital.

Net Cash from Investing Activities

In the six months ended June 30, 2021, cash provided by investing activities was €123 million. The positive flows were primarily generated by a net decrease in receivables from financing activities amounting to €113 million plus “Other changes” of €351 million primarily including the net change in intersegment receivables/payables, partially offset by investments in tangible and intangible assets that used €194 million in cash, including €115 million in capitalized development costs, and by change in other current financial assets that used €144 million. Investments in tangible and intangible assets are net of investments in commercial vehicles for long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities.

In the six months ended June 30, 2020, cash provided by investing activities totaled €253 million, primarily due to a net decrease in receivables from financing activities amounting to €560 million, partially offset by investments in tangible and intangible assets for €120 million (including €68 million in capitalized development costs).

In the year ended December 31, 2020, cash used by investing activities was €90 million. The negative flows were primarily generated by:

•

investments in tangible and intangible assets that used €401 million in cash, including €178 million in capitalized development costs. Investments in tangible and intangible assets are net of investments in commercial vehicles for the Group’s long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities; partially offset by:

•	cash generated by “Other changes” of €315 million, primarily including the net change in intersegment receivables/payables.

In the year ended December 31, 2019, cash used in investing activities totaled €754 million. Expenditures on tangible and intangible assets (including €177 million in capitalized development costs) totaled €492 million. Net increase in receivables from financing activities amounted to €271 million, primarily due to an increase in the wholesale portfolio.

In the year ended December 31, 2018, cash used in investing activities totaled €213 million. Expenditures on tangible and intangible assets (including €187 million in capitalized development costs) totaled €437 million. Net decrease in receivables from financing activities amounted to €388 million, primarily in Financial Services as a result of a decrease in the wholesale portfolio.

The following table summarizes the Group’s investments in tangible assets (excluding assets sold with buy-back commitments and assets leased on operating leases) by segment and investments in intangible assets for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019, and 2018:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018

	(€ million)

Commercial and Specialty Vehicles	40	33	120	201	149

Powertrain	24	12	73	80	76

Total Industrial Activities investments in tangible assets	64	45	193	281	225

Industrial Activities investments in intangible assets	129	75	207	211	212

Total Industrial Activities capital expenditures	193	120	400	492	437

Financial Services investments in tangible assets	-	-	-	-	-

Financial Services investments in intangible assets	1	-	1	-	-

Total Capital expenditures	194	120	401	492	437

The Group incurred these capital expenditures in the regions in which the Group operates principally related to initiatives to introduce new products, enhance manufacturing efficiency and increase capacity, and for maintenance and engineering. Capital expenditures in the first half of 2020 and in the year ended December 31, 2020 were below the first half of 2021 and the year ended December 31, 2019 levels, respectively, due to more targeted investments as a result of cash preservation activities during the COVID-19 pandemic. The increase in capital expenditures in the year ended December 31, 2019 from the year ended December 31, 2018 was primarily related to the investment cycles of the Group’s products and increases in discretionary spending.

Net Cash from Financing Activities

In the six months ended June 30, 2021, cash absorbed by financing activities totaled €343 million, mainly attributable to a net decrease in third party debt (mainly on Financial Services).

In the six months ended June 30, 2020, cash generated by financing activities totaled €963 million, primarily including the net change in the net financial receivable/payable position towards CNH Industrial Group post-Demerger.

In the year ended December 31, 2020, cash absorbed by financing activities totaled €407 million, mainly attributable to a net decrease in third party debt (mainly on Financial Services) compared to €29 million absorbed in 2019 and €55 million absorbed in 2018.

Capital Resources

The cash flows, funding requirements and liquidity of Iveco Group will be managed on a standard and centralized basis, in order to optimize the efficiency and effectiveness of the Group’s management of capital resources.

The Group’s subsidiaries participate in a company-wide cash management system, which the Group operates in a number of jurisdictions. Under this system, the cash balances of the Group’s subsidiaries are aggregated at the end of each business day to central pooling accounts. The centralized treasury management offers financial and systems expertise in managing these accounts, as well as providing related services and consulting to the Group’s business segments.

The Group’s policy is to keep a high degree of flexibility with its funding and investment options in order to maintain the Group’s desired level of liquidity to improve the Company’s capital structure over time.

A summary of the Group’s strategy is set forth below:

•

Industrial Activities usually sells its receivables to Financial Services and relies on internal cash flows including managing working capital to fund its near-term financing requirements. The Group will also supplement its short-term financing by drawing on existing or new facilities with banks.

•

To the extent funding needs of Industrial Activities are determined to be of a longer-term nature, the Group will access public debt markets as well as private investors and banks, as appropriate, to refinance borrowings and replenish the Group’s liquidity.

•

Financial Services’ funding strategy is to maintain a sufficient level of liquidity and flexible access to a wide variety of financial instruments. While the Company expects securitizations and sale of receivables (factoring) to continue to represent a material portion of the Group’s capital structure and intersegment borrowings to remain a marginal source of funding, the Group will continue to diversify its funding sources including committed asset-backed facilities, unsecured notes, bank facilities and commercial paper programs.

On a global level, the Group will continue to evaluate alternatives to ensure that Financial Services has access to capital on favorable terms to support its business, including agreements with global or regional partners, new funding arrangements or a combination of the foregoing.

Financial Services, leveraging on its specific expertise, grants support to CNH Industrial post-Demerger financial services, by providing business process services to their European activities, and receiving a fee for the services rendered.

8.8.2	Consolidated Debt

The Group’s consolidated debt as of June 30, 2021 is as detailed in the following table:

	At June 30, 2021

	Consolidated	Industrial Activities	Financial Services

	(€ million)

Total Debt	5,726	3,159	2,770

The Group’s consolidated debt as of December 31, 2020, 2019, and 2018, is as detailed in the following table:

	At December 31, 2020			At December 31, 2019			At December 31, 2018

	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

	(€ million)

Total Debt	5,313	2,513	2,946	5,147	1,891	3,405	4,791	1,785	3,187

The Company believes that Net Cash (Debt) (a non-IFRS financial measure as defined in paragraph 2.6.3 (Non-IFRS financial information)) is a useful analytical metric for measuring the Group’s effective borrowing requirements. The Group provides a separate analysis of Net Cash (Debt) for Industrial Activities and Net Cash (Debt) for Financial Services to reflect the different cash flow management practices in the two activities. Industrial Activities reflects the consolidation of all majority-owned subsidiaries, except for Financial Services. Financial Services reflects the consolidation of the Financial Services’ legal entities.

The calculation of Net Cash (Debt) as of June 30, 2021, and the reconciliation of Total (Debt), the EU-IFRS financial measure that the Company believes to be most directly comparable, to Net Cash (Debt), are shown below:

	At June 30, 2021
	Consolidated	Industrial Activities	Financial Services

	(€ million)
Third party (debt)	(2,436)	(211)	(2,225)
Intersegment notes (payable)(1)	-	(77)	(126)
(Debt) payable to CNH Industrial Group post-Demerger(2)	(3,290)	(2,871)	(419)

Total (Debt)	(5,726)	(3,159)	(2,770)

Cash and cash equivalents	431	331	100
Intersegment financial receivables(1)	-	126	77
Financial receivables from CNH Industrial Group post-Demerger (3)	3,955	3,521	434
Derivative assets(4)	18	17	1
Derivative (liabilities)(4)	(41)	(37)	(4)
Other current financial assets(5)	277	277	-

Net Cash (Debt)(6)	(1,086)	1,076	(2,162)

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of €77 million as of June 30, 2021. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of €126 million as of June 30, 2021.

(2)	It mainly includes overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by the CNH Industrial Group post-Demerger central treasury.
(3)	It mainly refers to cash balances deposited with the CNH Industrial Group post-Demerger central treasury, including cash management and/or cash pooling arrangements.
(4)	Derivative assets and Derivative liabilities include, respectively, the positive and negative fair values of derivative financial instruments.
(5)	This item includes short-term deposits and investments towards high-credit rating counterparties.
(6)	The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was €49 million as of June 30, 2021.

Net Debt at June 30, 2021 decreased by €92 million compared to December 31, 2020, reflecting the reduction in third party debt, mainly on Financial Services, partially offset by negative Free Cash Flow of Industrial Activity.

The calculation of Net Cash (Debt) as of December 31, 2020, 2019, and 2018, and the reconciliation of Total (Debt), the EU-IFRS financial measure that the Company believes to be most directly comparable, to Net Cash (Debt), are shown below:

	At December 31, 2020			At December 31, 2019			At December 31, 2018
	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services

	(€ million)

Third party (debt)	(2,750)	(235)	(2,515)	(3,088)	(253)	(2,835)	(2,855)	(100)	(2,755)
Intersegment notes (payable)(1)	-	(86)	(60)	-	-	(149)	-	(25)	(156)
(Debt) payable to CNH Industrial Group post-Demerger(2)	(2,563)	(2,192)	(371)	(2,059)	(1,638)	(421)	(1,936)	(1,660)	(276)

Total (Debt)	(5,313)	(2,513)	(2,946)	(5,147)	(1,891)	(3,405)	(4,791)	(1,785)	(3,187)

Cash and cash equivalents	463	366	97	417	271	146	496	379	117
Intersegment financial receivables(1)	-	60	86	-	149	-	-	156	25

Financial receivables from CNH Industrial Group post-Demerger (3)	3,543	3,125	418	3,395	2,751	644	3,353	2,705	648

Derivative assets(4)	28	21	7	8	6	2	16	15	1

Derivative (liabilities)(4)	(27)	(22)	(5)	(39)	(36)	(3)	(20)	(18)	(2)

Other current financial assets(5)	128	128	-	52	52	-	-	-	-

Net Cash (Debt)(6)	(1,178)	1,165	(2,343)	(1,314)	1,302	(2,616)	(946)	1,452	(2,398)

(1)

As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of €86 million, nil and €25 million as of December 31, 2020, 2019, and 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of €60 million, €149 million and €156 million as of December 31, 2020, 2019, and 2018 respectively.

(2)	It mainly includes overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by the CNH Industrial Group post-Demerger central treasury.
(3)	It mainly refers to cash balances deposited with the CNH Industrial Group post-Demerger central treasury, including cash management and/or cash pooling arrangements.
(4)	Derivative assets and Derivative liabilities include, respectively, the positive and negative fair values of derivative financial instruments.
(5)	This item includes short-term deposits and investments towards high-credit rating counterparties.
(6)

The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was €26 million, €-149 million and €-131 million as of December 31, 2020, 2019, and 2018, respectively.

Net Debt at December 31, 2020 decreased by €136 million compared to December 31, 2019, reflecting an increase in cash and cash equivalents, primarily as a result of lower credit portfolio and continued cash preservation measures, partially offset by a Free Cash Flow absorption from Industrial Activities of €118 million during 2020.

Net Debt at December 31, 2019 increased by €368 million compared to December 31, 2018, mainly reflecting the adoption of IFRS 16 on January 1, 2019 (€198 million).

The following table shows the change in Net Cash (Debt) of Industrial Activities for the six months ended June 30, 2021 and 2020 and for the year ended December 31, 2020, 2019, and 2018:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018

	(€ million)
Net Cash (Debt) of Industrial Activities at beginning of period as reported	1,165	1,302	1,302	1,452	1,476

Impact of IFRS 16 adoption	-	-	-	(198)	-
Net Cash (Debt) of Industrial Activities at beginning of period	1,165	1,302	1,302	1,254	1,476

Adjusted EBIT of Industrial Activities	226	(255)	(89)	428	436

Depreciation and amortization	271	274	578	539	464
Depreciation of assets under operating leases and assets sold with buy-back commitments	112	119	249	277	328
Cash out interest and taxes	(69)	(49)	(77)	(114)	(153)
Changes in provisions and similar(1)	(70)	(313)	(350)	(574)	(572)
Change in working capital	(325)	(1,036)	197	134	(207)

Operating cash flow of Industrial Activities	145	(1,260)	508	690	296

Investments in property, plant and equipment and intangible assets(2)	(193)	(120)	(400)	(492)	(437)
Other changes	(73)	(103)	(226)	(168)	101

Free Cash Flow of Industrial Activities	(121)	(1,483)	(118)	30	(40)

Capital increases and dividends	-	-	-	(1)	(1)
Currency translation differences and other	32	(49)	(19)	19	17
Change in Net Cash (Debt) of Industrial Activities	(89)	(1,532)	(137)	48	(24)

Net Cash (Debt) of Industrial Activities at end of period	1,076	(230)	1,165	1,302	1,452

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.

The Company believes that Free Cash Flow of Industrial Activities (a non-IFRS financial measure as defined in paragraph 2.6.3 (Non-IFRS financial information)) is a useful analytical metric for measuring the cash generation ability of the Group’s Industrial Activities.

The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that the Company believes to be most directly comparable, for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019, and 2018, is shown below:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018

	(€ million)
Net cash provided by (used in) Operating Activities	181	(1,222)	559	709	355

Less: Cash flows from Operating Activities of Financial Services net of eliminations	(36)	(38)	(51)	(19)	(59)

Operating cash flow of Industrial Activities	145	(1,260)	508	690	296

Investments in property, plant and equipment, and intangible assets of Industrial Activities	(193)	(120)	(400)	(492)	(437)
Other changes(1)	(73)	(103)	(226)	(168)	101

Free Cash Flow of Industrial Activities	(121)	(1,483)	(118)	30	(40)

(1)	This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.

The non-IFRS financial measures (Available liquidity, Net Cash (Debt) and Free Cash Flow of Industrial Activities, as defined in paragraph 2.6.3 (Non-IFRS financial information)), used in this section, should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-IFRS financial measure may not be computed in the same manner as similarly titled measures used by other companies.

8.8.3	Industrial Activities

Third-party debt of Industrial Activities was €0.2 billion at June 30, 2021. Third-party debt of Industrial Activities was €0.2 billion at December 31, 2020 (€0.3 billion at December 31, 2019 and €0.1 billion at December 31, 2018) and primarily consisted of lease liabilities at December 31, 2020 and 2019 and banks debt at December 31, 2018.

Debt payable to CNH Industrial Group post-Demerger of Industrial Activities was €2.9 billion at June 30, 2021. Debt payable to CNH Industrial Group post-Demerger of Industrial Activities was €2.2 billion at December 31, 2020 (€1.6 billion at December 31, 2019 and €1.7 billion at December 31, 2018), and mainly included overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by the CNH Industrial Group post-Demerger central treasury to certain Iveco Group Industrial Activities subsidiaries. Other Iveco Group Industrial Activities subsidiaries held cash balances deposited with the CNH Industrial Group post-Demerger central treasury, including cash management and/or cash pooling arrangements for the following amounts: €3.6 billion at June 30, 2021, €3.1 billion at December 31, 2020, €2.7 billion at December 31, 2019 and 2018. As a consequence, the Group Industrial Activities held a net financial receivable position from CNH Industrial Group post-Demerger of €0.7 billion at June 30, 2021, €0.9 billion at December 31, 2020, €1.1 billion at December 31, 2019 and €1.0 billion at December 31, 2018. It is envisaged that, in the first months following the Demerger, all Financial Receivables and Payables between the Group and CNH Industrial Group post-Demerger will be settled.

8.8.4	Financial Services

Total third-party debt of Financial Services’ was €2.2 billion at June 30, 2021. Total third-party debt of Financial Services was €2.5 billion at December 31, 2020 (€2.8 billion at December 31, 2019 and €2.8 billion at December 31, 2018), and included the following:

Bank Debt

At June 30, 2021, Financial Services available committed, unsecured facilities expiring after twelve months amounted to €67 million. At December 31, 2020, Financial Services available committed, unsecured facilities expiring after twelve months amounted to €48 million (€32 million at December 31, 2019 and €15 million at December 31, 2018).

Asset-Backed Financing

At June 30, 2021, Financial Services’ committed asset-backed facilities, expiring February 2022, amounted to €698 million, all utilized. At December 31, 2020, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to €735 million (€687 million at December 31, 2019 and €722 million at December 31, 2018), all utilized.

The sale of financial receivables is executed primarily through asset-backed commercial paper (ABCP) transactions and involves mainly accounts receivable from wholesale customers and from the network of dealers (wholesale) previously sold from Industrial Activities subsidiaries to the Group’s Financial Services subsidiaries.

At June 30, 2021, the Group’s receivables from financing activities included receivables sold and financed through both ABCP and factoring transactions of €1.9 billion. At December 31, 2020, the Group’s receivables from financing activities included receivables sold and financed through both ABCP and factoring transactions of €2.3 billion (€2.3 billion at December 31, 2019 and €2.0 billion at December 31, 2018), which do not meet derecognition requirements and therefore are recorded on the Group’s consolidated statement of financial position. These receivables are recognized as such in the Group’s financial statements even though they have been legally sold; a corresponding financial liability is recorded in the consolidated statement of financial position as debt (see Note 24 “Debt” to the Group’s combined financial statements for the years ended December 31, 2020, 2019, and 2018).

Commercial Paper Programs

CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of €52 million outstanding at June 30, 2021 and €92 million outstanding at December 31, 2020 (€93 million at December 31, 2019 and €88 million at December 31, 2018).

Furthermore, Debt payable to CNH Industrial Group post-Demerger of Financial Services was €0.4 billion at June 30, 2021. Debt payable to CNH Industrial Group post-Demerger of Financial Services was €0.4 billion at December 31, 2020 and 2019, and €0.3 billion at December 31, 2018, and mainly included overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by the CNH Industrial Group post-Demerger central treasury to certain Iveco Group Financial Services subsidiaries. Other Iveco Group Financial Services subsidiaries held cash balances deposited with the CNH Industrial Group post-Demerger central treasury, including cash management and/or cash pooling arrangements for the following amounts: €0.4 billion at June 30, 2021, €0.4 billion at December 31, 2020, €0.6 billion at December 31, 2019 and €0.7 billion at December 31, 2018. As a consequence, the Group Financial Services held a net financial receivable position from CNH Industrial Group post-Demerger of €0.0 billion at June 30, 2021, €0.0 billion at December 31, 2020, €0.2 billion at December 31, 2019 and €0.4 billion at December 31, 2018. It is envisaged that, in the first months following the Demerger, all Financial Receivables and Payables between the Group and CNH Industrial Group post-Demerger will be settled.

8.9	Future Liquidity

The Group has adopted formal policies and decision-making processes designed to optimize the allocation of funds, cash management processes and financial risk management. The Group’s liquidity needs could increase in the event of an extended economic slowdown or recession that would reduce the Group’s cash flow from operations and impair the ability of the Group’s dealers and retail customers to meet their payment obligations.

The Company believes that funds available under its current liquidity facilities, those obtained from the envisaged settlement with CNH Industrial Group post-Demerger (expected to occur in the first months after the Demerger), those realized under existing and planned asset-backed securitization programs and possible issuances of debt securities and those expected from ordinary course refinancing of existing credit facilities, together with cash provided by operating activities, will allow the Group to satisfy its debt service requirements for the coming year. At June 30, 2021, the Group had available committed, unsecured facilities expiring after twelve months of €67 million. At December 31, 2020, the Group had available committed, unsecured facilities expiring after twelve months of €48 million (€32 million at December 31, 2019 and €15 million at December 31, 2018).

Financial Services securitized debt is repaid with the cash generated by the underlying amortizing receivables. Accordingly, additional liquidity is not normally necessary for the repayment of such debt. Financial Services has traditionally relied upon the term ABCP market and committed asset-backed facilities as a primary source of funding and liquidity. At June 30, 2021, there were no Financial Services’ committed asset-backed facilities expiring after twelve months. At December 31, 2020, Financial Services’ committed asset-backed facilities expiring after twelve months amounted to €735 million (€687 million at December 31, 2019 and €722 million at December 31, 2018), all utilized.

Iveco Group continues to closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. Iveco Group believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.

If Financial Services were unable to obtain ABCP funding at competitive rates, its ability to conduct its financial services activities would be limited.

8.10	Application of Critical Accounting Estimates

The Interim Condensed Combined Financial Statements and the Combined Financial Statements presented in this Prospectus have been prepared in accordance with EU-IFRS which requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of income and expenses. Because of uncertainties inherent in such judgments, actual results may differ from the management’s assumptions and estimates.

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Refer to paragraph “Significant accounting policies”, within the Interim Condensed Combined Financial Statements and the Combined Financial Statements included elsewhere in this Prospectus for additional details of the above estimates.

8.11	Quantitative and Qualitative Disclosures about Market Risk

The Group is exposed to the following financial risks connected with the Group’s operations:

•	credit risk related to the Group’s financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

•	market risk (primarily exchange rates and interest rates).

The Group attempts to actively manage these risks.

The quantitative data reported in the following sections does not have any predictive value. In particular, the sensitivity analysis on market risks does not reflect the complexity of the market or the reaction, which may result from any changes that are assumed to take place.

8.11.1	Credit Risk

The Group’s credit risk differs in relation to the activities carried out by the sales markets in which the Group operates. In particular, Financial Services portfolio is exposed to a significant concentration of credit risk on receivables generated by Commercial and Specialty Vehicles segment sales. In all cases, however, the risk is mitigated by the large number of counterparties and customers. There is not a disproportionate concentration of credit risk in any geographic region.

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.

The maximum credit risk to which the Group was theoretically exposed at the reporting date is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties.

Dealers and final customers are generally subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, the Group may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.

A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data. An account is typically considered in default when they are 90 days past due.

Iveco Group utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision

Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses

Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses

Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses

Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. Iveco Group continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Iveco Group’s allowance for credit losses is segregated into two portfolio segments: retail and wholesale. A portfolio segment is the level at which Iveco Group develops a systematic methodology for determining its allowance for credit losses. Typically, Iveco Group’s receivables within a portfolio segment have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, Iveco Group considers historical loss rates for each category of customers and adjusts for forward-looking macroeconomic data.

In calculating the expected credit losses, Iveco Group’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which Iveco Group has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.

The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward-looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

8.11.2	Liquidity Risk

The Group is exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.

The cash flows, funding requirements and liquidity of the Group’s subsidiaries are monitored on a centralized basis. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of the Group’s capital resources.

Additionally, as part of the Group’s activities, the Group regularly carries out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.

Measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges. The Group therefore plans to meet its requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.

The main factors that determine the Group’s liquidity situation are the funds generated by or used in operating and investing activities and the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

Iveco Group has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:

•	centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which the Group is present;

•	maintaining an adequate level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

•	obtaining adequate credit lines; and

•	monitoring future liquidity on the basis of business planning.

Details as to the repayment structure of the Iveco Group’s financial assets and liabilities are provided in Note 17 “Current Receivables and Other current financial assets” and in Note 24 “Debt” to the Combined Financial Statements included in this Prospectus. Details of the repayment structure of derivative financial instruments are provided in Note 18 “Derivative assets and Derivative liabilities” to the Combined Financial Statements included in this Prospectus.

Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable Iveco Group to satisfy its requirements resulting from its investing activities and working capital needs and to fulfill its obligations to repay its debts at their natural due date.

8.11.3	Market risk

The Group operates in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates.

The exposure to foreign currency risk arises both in connection with the geographical distribution of the Group’s industrial activities compared to the markets in which the Group sells the Group’s products, and in relation to the use of external borrowing denominated in foreign currencies.

The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing the Group’s profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

The Group regularly assesses its exposure to foreign currency and interest rate risk and manages those risks through the use of derivative financial instruments in accordance with the Group’s established risk management policies.

The Group’s policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.

The Group utilizes derivative financial instruments designated as fair value hedges, mainly to hedge:

•	the currency risk on financial instruments denominated in foreign currency;

•	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.

The Group uses derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

•

the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.

Counterparties to these agreements are major and diverse financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 18 “Derivative assets and Derivative liabilities” to the Combined Financial Statements included in this Prospectus.

Currency Risk

The Group is exposed to risk resulting from changes in exchange rates, which can affect the Group’s earnings and invested equity.

Where one of the Group’s subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the profit/(loss) of that company. In 2020, the total net trade flows exposed to currency risk amounted to the equivalent of 12% of the Group’s revenue (13% in both 2019 and 2018). The principal exchange rates to which the Group is exposed are the following:

•	EUR/CZK, predominately in relation to the production of Commercial and Specialty Vehicles (Bus) in Czech Republic;

•	EUR/GBP, predominately in relation to sales on the U.K. market;

•	EUR/CHF, predominately in relation to sales on the Swiss market;

•	EUR/PLN, predominately in relation to sales on the Polish market.

Trade flows exposed to changes in these exchange rates in 2020 made up approximately 58% of the exposure to currency risk from trade transactions.

It is the Group’s policy to use derivative financial instruments to hedge a pre-determined percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 0% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.

The Group’s subsidiaries may hold trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, subsidiaries may obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is the Group’s policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the subsidiary’s functional currency.

The Group’s subsidiaries’ may have a functional currency different than the euro, which is the Group presentation currency. The income statements of those subsidiaries are converted into euros using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results reported in euros.

The assets and liabilities of combined companies whose functional currency is different from the euro may acquire converted values in euros which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 21 “Invested Equity”).

The Group monitors its principal exposure to translation exchange risk, although there was no specific hedging in place at December 31, 2020. There were no substantial changes in 2020 in the nature or structure of exposure to currency risk or in the Group’s hedging policies.

Sensitivity Analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2020 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately €299 million (€275 million and €246 million at

December 31, 2019 and 2018, respectively). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

The underlying transactions (consisting of receivables, payables, and future trade flows) for which the Group put in place, as hedging transactions, the derivative financial instruments analyzed in the above mentioned sensitivity analysis, were not considered. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

8.11.4	Interest Rate Risk

The Group’s Industrial Activities make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, the Group sells receivables. Changes in market interest rates can affect the cost of financing, including the sale of receivables, or the return on investments of funds, causing an impact on the level of net financial expenses incurred by the Group.

In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect the Group’s profit/(loss).

In order to mitigate these risks, the Group uses interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements.

Interest rate benchmark reform

Certain existing benchmark InterBank Offered Rates (IBORs) will be reformed by the authority and gradually replaced with alternative benchmark rates. Despite the uncertainty around the timing and precise nature of these changes, the existing benchmark interest rates are still applied as reference rates.

Group Treasury is managing the Group’s IBOR transition plan. The greatest change will be amendments to the contractual terms of the IBOR-referenced floating-rate debt and the corresponding update of the hedge designation.

In calculating the change in fair value attributable to the hedged risk of fixed-rate debt, the Group has made the following assumptions that reflect its current expectations:

•	the floating-rate debt will move to SOFR at the beginning of July 2023 and the spread will be similar to the spread included in the interest rate swap used as the hedging instrument;

•	no other changes to the terms of the floating-rate debt are anticipated; and

•	the Group does not expect any material impact deriving from the replacement of benchmark interest rate.

Sensitivity Analysis

In assessing the potential impact of changes in interest rates, the Group separates fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by the Group consists of retail receivables, debt, ABCP, and other instruments.

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2020, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been €6 million (nil at both December 31, 2019, and 2018).

Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABCPs. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical change of 10% in short-term interest rates at December 31, 2020, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately €1 million (€2 million and €3 million at December 31, 2019 and 2018, respectively).

This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

8.11.5	Other risks on derivative financial instruments

The Group has entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity Analysis

In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2020 linked to commodity prices would not have been significant (not significant at December 31, 2019 and 2018, respectively).

8.12	Off-Balance Sheet Arrangements

The Group uses off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including financial guarantees. The Group’s arrangements are described in more detail below. For additional information, see Note 27 “Commitments and contingencies” to the Combined Financial Statements.

8.12.1	Financial Guarantees

The Group’s financial guarantees requires the Group to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against the Group, as well as indirect obligations, under which the Group has agreed to provide the funds necessary for another party to satisfy an obligation.

Iveco Group provided guarantees on the debt or commitments of third parties and performance guarantees in the interest of non-consolidated affiliates totaling €402 million as of June 30, 2021 and €489 million as of December 31, 2020.

8.13	Tabular Disclosure of Contractual Obligations

The following table sets forth the Group’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of June 30, 2021:

	Total	Less than one year	One to three years	Three to five years	After five years

	(€ million)
Contractual Obligations
Debt obligations(1)
Debt payable to CNH Industrial Group post-Demerger	3,290	3,290	-	-	-
Borrowings from banks	515	381	134	-	-
Asset-backed financing	1,660	1,632	10	10	8
Other debt	54	52	2	-	-
Undiscounted lease payments	225	61	76	39	49
Purchase obligations	1,071	360	594	115	2

Total	6,815	5,776	816	164	59

(1)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pension plans, other post-employment benefits and other employee benefits.

The following table sets forth the Group’s contractual obligations and commercial commitments with definitive payment terms that will require significant cash outlays in the future, as of December 31, 2020:

	Total	Less than one year	One to three years	Three to five years	After five years

	(€ million)
Contractual Obligations
Debt obligations(1)
Debt payable to CNH Industrial Group post-Demerger	2,563	2,563	-	-	-
Borrowings from banks	388	388	-	-	-
Asset-backed financing	2,031	2,031	-	-	-
Other debt	125	109	10	6	-
Undiscounted lease payments	225	61	74	40	50
Purchase obligations	1,180	608	436	121	15

Total	6,512	5,760	520	167	65

(1)

Amounts presented exclude the related interest expense that will be paid when due. The table above does not include obligations for pension plans, other post-employment benefits and other employee benefits. The Group’s best estimate of expected contributions in 2021 to pension plans is €6 million. Potential outflows in the years after 2021 are subject to a number of uncertainties, including future asset performance and changes in assumptions, and therefore the Group is unable to make sufficiently reliable estimates of future contributions beyond 2021.

Debt Obligations

For information on the Group’s debt obligations, see “Capital Resources” above and Note 24 “Debt” to the Combined Financial Statements. The debt obligations reflected in the tables above can be reconciled to the amount in the June 30, 2021 and December 31, 2020 combined balance sheets as follows:

	At June 30, 2021	At December 31, 2020

	(€ million)
Debt reflected in the combined balance sheet	5,726	5,313
Less:
Lease liabilities	(207)	(206)

Total Debt obligations	5,519	5,107

The amount reported as debt obligations in the table above consists of the Group’s borrowings from banks, asset-backed financing and other debt (excluding undiscounted lease payments, which are reported in a separate line item in the table above), as well as debt payable to CNH Industrial Group post-Demerger from certain Iveco Group subsidiaries (mainly including overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by the CNH Industrial Group post-Demerger central treasury to certain Iveco Group subsidiaries) for an amount of €3.3 billion at June 30, 2021 and €2.5 billion at December 31, 2020. Other Iveco Group subsidiaries held cash balances deposited with the CNH Industrial Group post-Demerger central treasury, including cash management and/or cash pooling arrangements, for an amount of €4.0 billion at June 30, 2021 and €3.5 billion at December 31, 2020. As a consequence, Iveco Group held a net financial receivable position from CNH Industrial Group post-Demerger of €0.7 billion at June 30, 2021 and €1.0 billion at December 31, 2020. It is envisaged that, in the first months following the Demerger, all Financial Receivables and Payables between the Group and CNH Industrial Group post-Demerger will be settled.

Undiscounted Lease Payments

The Group’s assets under lease agreements consist mainly of industrial buildings and plant, machinery and equipment used in the Group’s businesses. The amounts reported above include the minimum future lease payments and payment commitments due under such leases.

Purchase Obligations

The Group’s purchase obligations at December 31, 2020 were the following:

•

the repurchase price guaranteed to customers on sales with a buy-back commitment which is included in the line item “Other liabilities” in the Group’s consolidated balance sheets in an aggregate amount of €1,105 million; and

•	commitments to purchase tangible fixed assets, largely in connection with planned capital expenditures, in an aggregate amount of approximately €75 million.

9.             Industry Overview

The information presented in this section contains statistics, data and other information relating to markets, market sizes, market shares, market positions and other industry data pertaining to the Group’s business and markets. Unless the source is otherwise stated, the market, economic and industry data in this Prospectus constitute the Company’s estimates, using underlying data from independent third parties. For more information, see paragraph 2.7 (Market, Economic and Industry Data).

9.1	The Group’s Industry

9.1.1	Commercial and Specialty Vehicles

(a)   Trucks and Commercial Vehicles

The market in which the Group operates is generally divided into two segments: Light Commercial Vehicles (LCV) market (gross vehicle weight (GVW) 3.5-7.49 metric tons), and Medium and Heavy (M&H) truck market (GVW above 7.5 metric tons). The M&H segment is characterized by a higher level of engineering specialization due to the technologies and production systems utilized, while the LCV segment has many engineering and design characteristics in common with the automobile industry. In addition, operators of M&H trucks often require vehicles with a higher degree of customization than the more standardized products that serve the LCV market. Customers generally purchase heavy trucks for one of three primary uses: long distance haulage, construction haulage, and/or distribution.

The regional variation in demand for trucks and commercial vehicles is influenced by differing economic conditions, levels of infrastructure development, and geographic region, all of which lead to differing transport requirements.

M&H truck demand tends to be closely aligned with the general economic cycle and the capital investment cycle including the general level of interest rates and governmental subsidy programs, particularly in more developed markets such as Europe, North America and Japan, as economic growth provides increased demand for haulage services and an incentive for transporters to invest in more efficient, less polluting, higher capacity vehicles and renew vehicle fleets. The product life cycle for M&H trucks typically covers a seven to ten-year period.

Although economic cycles have a significant influence on demand for M&H trucks in emerging economies, the processes of industrialization and infrastructure development have generally driven long-term growth trends in these countries. As a country’s economy becomes more industrialized and its infrastructure develops, transport needs tend to grow in response to increases in production and consumption. Developing economies, however, tend to display volatility in short-term demand resulting from government intervention, changes in the availability of financial resources and protectionist trade policies. In developing markets, demand for M&H trucks increases when it becomes more cost-effective to transport heavier loads, especially as the infrastructure, primarily roads and bridges, becomes capable of supporting heavier trucks. At the same time, the need to transport goods tends to increase in these markets, resulting in increased demand for LCV.

Industry forecasts indicate that transportation of goods by road, currently the predominant mode of transport, will remain so for the foreseeable future. Furthermore, as described in paragraph 10.4.5 (Parts and Services), the Group also offers personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time: demand for those services, as well as for parts, is a function of the number of vehicles in use. Although demand for new commercial vehicles tends to decrease during periods of economic stagnation or recession, the demand for those services is historically less volatile than the new vehicle market and, therefore, helps limit the impact of declines in new vehicle sales on the operating results of full-line manufacturers, such as Commercial and Specialty Vehicles.

Commercial vehicles markets are subject to intense competition based on initial sales price, cost and performance of vehicles over their life cycle (i.e., purchase price, operating and maintenance costs and residual value of the vehicle at the end of its useful life), services and service-related products and the availability of financing options. High reliability and low variable costs contribute to customer profitability over the life of the vehicle and are usually important factors in an operator’s purchase decision. Additional competitive factors include the manufacturer’s ability to address customer transport requirements, driver safety, comfort, and brand loyalty through vehicle design.

Demand for trucks varies seasonally by region and by product class. In Europe, the peak retail demand occurs in the second and fourth quarters due to key fleet customer demands and customer budgetary cycles. In South America, demand is relatively stable throughout the year except for increased demand for heavy trucks in the first and fourth quarters from customers who transport foodstuffs. In Rest of World, sales tend to be higher in the second and fourth quarters due to local holiday periods.

Although the Company believes that diesel remains, for the foreseeable future, a key fuel source for commercial vehicles and industrial equipment in general, the adoption of new engine technological solutions and growing public opinion in favor of more environmentally friendly solutions are pushing for increased penetration of both alternative and renewable fuels (such as compressed natural gas (CNG), liquefied natural gas (LNG), methane and hydrogen) and full electric vehicles.

The car industry is leading autonomous vehicle development, but commercial vehicles are also making advances in platooning and autonomous technologies. The Company expects this development to intensify. The Company believes that the growing automation in transportation and infrastructure solutions through the use of self-driving vehicles will also allow the industry to provide greater safety, fuel savings, and transport efficiency.

(b)   Buses

The global bus business is organized by mission, from city and intercity transport to tourism purposes, with a capacity ranging from 7 to 150 seated/standing passengers. IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS target markets include urban intercity buses. Operators in this industry include three types of manufacturers: those specialized in providing chassis to bodybuilders, those that build bodies on chassis produced by third parties, and those, like IVECO BUS, that produce the entire vehicle.

The primary customers of the bus segment are tour and intercity bus service operators, while the principal customers of the city bus segment are the transport authorities in urban areas.

Deregulation and privatization of transport services in many markets have favored concentration towards large private companies operating in one country, in more than one neighboring country, or at an international level. Demand has increased for highly standardized, high-use products for large fleets, with financing and maintenance agreements or kilometric pricing. Deregulation and privatization have also increased competition between large transport service companies, raising the level of vehicle use and increasing the choice of brands for operators in the market.

Sales for urban and intercity buses are generally higher in the second half of the year, due to public entities budgeting processes, tender rules, and bus production lead-time.

9.1.2	Powertrain

The dynamics of the industrial powertrain business vary across the different market segments in which the various propulsion systems are used. For vehicle and equipment applications, product development is driven by regulatory requirements (i.e., legislation on emissions and, increasingly, CO2 emissions), as well as the need to reduce total operating costs: customers are seeking more efficient propulsion systems that lower the total cost of ownership and improve productivity.

For on-road applications in developed markets, where economy and infrastructure drive demand for local and haulage transportation, demand for engines is driven by general economic conditions, capital investment, industrialization, and infrastructure developments.

In the bus market, engine demand is increasingly influenced by the environmental policies of governments and local authorities (i.e., requirements for natural gas, hybrid and electric solutions).

Demand for off-road applications in the agricultural industry is influenced by many factors, including the price of agricultural commodities and the relative level of new and used inventories, the profitability of agricultural enterprises, net farm income, the demand for food products, agricultural policies, as well as climatic conditions. At the same time, the construction equipment business is driven by general economic factors and the level of public investment in infrastructure, which affects the need for replacement of old equipment and investment in more innovative solutions to boost productivity.

Increasingly stringent emission regulations in Europe, the U.S. and Asia represent an opportunity for Powertrain to gain a competitive advantage through technological solutions developed for engines and after-treatment systems (such as the Group’s High Efficiency SCR technology). Alternative fuel engines have become an attractive alternative solution to diesel for transport vehicles, as they are more environment friendly and offer better fuel economy than diesel while performing comparably to diesel engines (e.g. LNG for Buses and Commercial Vehicles). Increasing demand for alternative propulsion systems (such as electrified powertrain or fuel cell) is expected to continue, as related technologies are growing quickly and will offer business opportunities in the industrial sector. The increasing trend among mid-sized original equipment manufacturers (OEMs) to outsource engine development, due to the significant research and development expenditures required to meet the new emission requirements, presents an opportunity for Powertrain to increase sales to third party customers.

The Company believes that FPT Industrial provides the Group, as a whole, with strategic independence in a key area where competition is particularly intense and where further challenges, driven by increasingly stringent regulations, are expected.

9.2	Regulation and Selected Regulatory Developments

9.2.1	Overview

The Group’s operations are subject to governmental regulation from local, national and EU regulatory authorities concerning, among other things, export and import quotas and other customs regulations, consumer and data protection, the advertisement, promotion and sale of products, taxation, product safety, the health, safety and working conditions of the Group’s employees, the safety of the Group’s manufacturing facilities, environmental matters and the Group’s competitive and marketplace conduct.

(a)   Regulations related to light commercial vehicles

EU Regulation (EU) 2019/631 (Regulation 2019/631) of the European Parliament and of the Council of 17 April 2019 setting CO2 emission performance standards for new passenger cars and for new light commercial vehicles (and repealing Regulations (EC) No 443/2009 and (EU) No 510/2011) sets new EU fleet-wide CO2 emission targets for newly registered vehicles for 2025 and 2030. In particular, with respect to vans, Regulation 2019/631 requires OEMs to achieve a CO2 reduction of 15% from 2025 onwards (as compared to 2021) and of 37.5% from 2030. In this respect, every OEM must comply with its own specific emission target, based on the EU fleet-wide targets and taking into account the average mass of its fleet.

Manufacturers exceeding their specific emissions target will have to pay an excess-emission premium of €95 per g/km exceedance for each new vehicle registered.

The current regulation allows for some flexibility mechanisms: an incentive mechanism for zero- and low-emission vehicles (ZLEV); possibility of pooling and of using eco-innovations.

On July 14, 2021 the EU Commission has adopted a Proposal for a Regulation of the European Parliament and of the Council amending Regulation 2019/631 aimed at strengthening the CO2 emission performance standards for new passenger cars and new light commercial vehicles in line with the European Union’s increased climate ambition.

The proposal of the Commission will be subsequently examined by the EU Parliament and the EU Council according to the approval procedures provided for in the EU Treaties. It is not possible at this stage to make any forecast about whether such Proposal will ultimately be approved or whether its content will be significantly amended.

(b)   Regulations related to heavy duty vehicles (from 7.5 tons onwards)

Regulation (EU) 2019/1242 (Regulation 2019/1242) of the European Parliament and of the Council of 20 June 2019 sets forth the CO2 emission performance standards for new heavy-duty vehicles by amending Regulations (EC) No 595/2009 and (EU) 2018/956 of the European Parliament and of the Council and Council Directive 96/53/EC.

In summary, Regulation 2019/1242 requires OEMs from 2025 onward to meet the targets set for the fleet-wide average CO2 emissions of their new heavy duty vehicles (classes 4, 5, 9, 10) registered in a given calendar year. The targets are expressed as a percentage reduction of emissions compared to EU average in the reference period (July 1, 2019 – June 30, 2020) and are as follows: 15% reduction from 2025 onwards; 30% reduction from 2030 onwards.

To facilitate the achievement of the targets, the regulation includes flexibilities such as an incentive mechanism for Zero-and-Low Emission Vehicles (ZLEV) with super-credits until 2024 and banking and borrowing to take account of long production cycles.

Manufacturers exceeding their specific emissions target will have to pay an excess-emission premium. The level of the penalties is set to €4,250 per g CO2/tkm in 2025 and €6,800 per g CO2/tkm in 2030.

The regulation foresees that by 2022 the EU Commission will review the effectiveness of the Regulation and, among other elements, assess the extension of the scope to other vehicle types such as smaller lorries, buses, coaches and trailers. In this regard, the EU Commission has confirmed its intention to review the Regulation by 2022 by setting more ambitious targets.

9.3	Competitive Landscape

9.3.1	Commercial and Specialty Vehicles and Powertrain

The industries in which the Group operates are highly competitive. The Company believes that it has many competitive strengths that will enable it to improve its position in markets where it is already well established while it directs additional resources to markets and products with high growth potential.

For Commercial and Specialty Vehicles, the Group competes with: (i) large global full-line equipment manufacturers with a presence in every market and a broad range of products that cover most customer needs, (ii) manufacturers who are product specialists focused on particular industry segments on either a global or regional basis, (iii) regional full-line manufacturers, some of which are expanding worldwide to build a global presence, (iv) local, low-cost manufacturers in individual markets, particularly in emerging markets such as Eastern Europe and China. For Powertrain, the Group competes with (i) pure non-captive players (i.e. powertrain manufacturers selling their products to third parties) and (ii) OEMs producing powertrains by themselves.

The Group’s competitive strengths include well-recognized brands, a full range of competitive products and features, a strong presence, distribution and customer service network in two continents. There are multiple factors that influence a buyer’s choice of industrial equipment. These factors include the strength and quality of the distribution network, brand loyalty, product features, quality and performance, availability of a full product range, pricing, technological innovations, product availability, financing terms, parts and warranty programs, resale value and customer service and satisfaction. The ability to meet or exceed applicable engine emissions standards as they take effect is also a key competitive factor, particularly in those markets where such standards are the subject of frequent legislative or regulatory scrutiny and change, such as Europe and North America. The Group continually seeks to improve in each of these areas but focuses primarily on providing high-quality and high-value products and on supporting those products through the Group’s dealer networks. Customers’ perceptions of product value in terms of productivity, reliability, resale value and dealer support are formed over many years. Buyers tend to favor brands based on experience with the product and the dealer.

The efficiency of the Group’s manufacturing, logistic and scheduling systems are dependent on forecasts of industry volumes and the Group’s anticipated share of industry sales, which is predicated on the Group’s ability to compete successfully with others in the marketplace. The Group competes based on product performance, customer service, quality, innovation and price. The environment remains competitive from a pricing standpoint, and actions taken to maintain the Group’s competitive position in the current challenging economic environment could result in lower than anticipated price realization. The ability of the Group supply chain and manufacturing system to timely deliver finished goods is also critical to meeting customer expectations. Failure to do so might imply losses of market share and competitiveness.

The Group’s principal competitors in the commercial and specialty vehicles market are Daimler Group, the Traton Group, the Stellantis Group, Paccar Inc., the Volvo Group, Rosenbauer International AG, Rheinmetall AG, Oshkosh Corporation, General Dynamics, and BAE Systems plc.

The principal competitors of Powertrain include Cummins Inc., Daimler Group, Deere & Company, Deutz AG, Traton Group, Volvo Group, Yanmar Co., Ltd, and Weichai Power Co. Ltd.

Set out below are brief descriptions of Iveco Group’s principal competitors:

•

Daimler: With its Mercedes-Benz Cars & Vans, Daimler Trucks & Buses and Daimler Mobility divisions, the Daimler Group is one of the leading global suppliers of premium and luxury cars and one of the world’s largest manufacturer of commercial vehicles. Daimler Mobility offers financing, leasing, fleet management, investments and insurance brokerage, as well as innovative mobility services. Daimler has recently announced the intention to spin off the truck and bus division and form an independent company.

•

Traton: The Traton Group’s business activities are divided into two reportable segments: Industrial Business and Financial Services. The Industrial Business segment combines Scania, MAN, Volkswagen Caminhões e Ônibus, Navistar, and RIO. Its range comprises light-duty commercial vehicles, trucks, and buses.

•

Stellantis: Stellantis Group’s operations include the sale of passenger cars and light commercial vehicles (Vans and Pick-ups under the Fiat Professional and PSA brands). In addition, Stellantis Group provides financial services to the dealer network and retail customers.

•	Paccar: Paccar is a multinational company operating in three principal industry segments: Trucks (light-, medium- and heavy-duty commercial trucks), Parts and Financial Services.

•	Volvo: The Volvo Group’s products and services are trucks, buses, construction equipment, power solutions for marine and industrial applications, financing and services.

•

Rosenbauer: Rosenbauer is the world’s leading manufacturer of firefighting and disaster protection technology. The company develops and produces vehicles, firefighting systems, equipment, digital solutions, and systems for preventive firefighting for customer on all continents.

•	Rheinmetall: Rheinmetall divisions are: Vehicle Systems division (military vehicles), Weapon and Ammunition, Electronic Solutions, Sensors and Actuators, Materials and Trade, Pistons

•

Oshkosh: Oshkosh Corporation is a leading designer, manufacturer and marketer of access equipment, specialty vehicles and truck bodies for the primary markets of access equipment, defense, fire & emergency, refuse hauling, concrete placement as well as airport services. The Company comprises 10 brands and maintains four segments: Access Equipment, Defense, Fire & Emergency, and Commercial.

•	General Dynamics: General Dynamics is organized into four business groups: Aerospace, Marine Systems, Combat Systems, and Technologies.

•

BAE Systems: BAE Systems states that its advanced defence technology protects people and national security, and keeps critical information and infrastructure secure. The company states that it searches for new ways to provide its customers with a competitive edge across the air, maritime, land, and cyber domains.

•	Cummins: Cummins has five complementary operating segments: Engine, Distribution, Components, Power Systems, and New Power.

•	Deere: Deere’s operations are categorized into three major business segments: Agriculture and turf segment, Construction and forestry segment and Financial services segment.

•	Yanmar: Yanmar manufactures agricultural and construction equipment, marine engines, climate control systems, and engines used in different applications.

•

Weichai: Weichai is a multi-field and multi-industry international group which owns powertrain, vehicle, construction machinery, intelligent logistics, agricultural equipment, marine transportation equipment and other business segments.

The Company’s estimates for the Truck and Bus businesses market shares of Iveco Group and its competitors in Europe as at June 30, 2021 were the following:

	Light Commercial Vehicles (GVW 3.5- 7.49 tons)	Medium and Heavy Vehicles (All Fuels – GVW ≥7.5 tons)		Bus
	%
Iveco Group	11.3	8.2	(*)	22.8
Competitor A	14.6	19.2		28.9
Competitor B	18.8	-		-
Competitor C	12.4	-		-
Competitor D	13.6	8.4		-
Competitor E	-	15.7		11.1
Competitor F	-	15.7		4.2
Competitor G	7.5	-		-
Competitor H	-	16.1		-
Competitor I	-	14.3		4.7
Others	21.8	2.4		28.3

Total	100.0	100.0		100.0

(*) in the subsegment of Medium and Heavy Gas, Iveco Group market share was 56.8%.

9.3.2	Financial Services

The financial services industry is also highly competitive. Financial Services competes primarily with banks, equipment finance and leasing companies and other financial institutions. In particular, large fleet customers can obtain better funding conditions through their usual banking relationship. The competition for financial services industry is based upon the offered financial products and services, the guaranteed customer service, the applied financial terms, including interest rates. Financial Services’ ability to compete successfully depends upon, among other things, the availability and competitiveness of funding resources, the development of competitive financial products and services, and licensing or other governmental regulations.

To face this competition, Financial Services strategy is to manage financing to final customers in partnership with primary European banks (i.e., the joint ventures with BNP Paribas Group and Santander), as well as through vendor programs in markets where volumes are not large enough to sustain specific joint venture agreements. Those partnerships permit Financial Services to leverage on a highly competitive cost of funding, while creating economies of scale in administrative and back-office activities.

10.             Business Description

10.1	Overview

The Company is the holding company of a leading global capital goods group engaged in the design, production, marketing, sale, servicing, and financing of trucks, commercial vehicles, buses and specialty vehicles for firefighting, defense and other uses, as well as combustion engines, alternative propulsion systems, transmissions and axles for those vehicles and engines and alternative propulsion systems for agricultural and construction equipment and for marine and power generation applications. The Group has manufacturing, commercial and financial services companies located in 36 countries.

Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of combustion engines, alternative propulsion systems, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.

Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used vehicles sold by brand dealers and distributors of the Group or directly by subsidiaries of the Group. In addition, Financial Services provides wholesale financing to brand dealers and distributors of the Group. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to Iveco Group Industrial Activities legal entities. Additionally, Financial Services, leveraging on its specific expertise, grants support to CNH Industrial post-Demerger financial services, by providing business process services to their European activities, and receiving a fee for the services rendered.

Net revenues by segment in the six months ended June 30, 2021 and 2020 and in the years ended December 31, 2020, 2019, and 2018 were as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(€ million)
Net Revenues:
Commercial and Specialty Vehicles	5,001	3,411	8,247	9,326	9,258
Powertrain	2,096	1,376	3,180	3,675	3,858
Eliminations and other	(840)	(481)	(1,113)	(1,209)	(1,277)
Total Net revenues of Industrial Activities	6,257	4,306	10,314	11,792	11,839

Financial Services	95	99	165	224	249
Eliminations and other	(33)	(29)	(68)	(68)	(83)

Total Net Revenues	6,319	4,376	10,411	11,948	12,005

Net revenues by region in the six months ended June 30, 2021 and 2020 and in the years ended December 31, 2020, 2019, and 2018 were as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(€ million)
Net Revenues:
Europe	4,719	3,266	7,844	9,268	9,271
Italy	1,399	884	2,172	2,866	2,784
France	906	658	1,652	1,824	1,779
Germany	678	475	1,146	1,245	1,287
Spain	300	226	452	652	685
U.K.	237	162	379	504	583
Poland	194	99	263	305	320
Czech Republic	128	102	243	233	213

Switzerland	96	94	232	218	200
Austria	102	82	197	184	184
Belgium	87	60	179	219	179
Netherland	61	74	162	118	122
Portugal	48	35	126	142	139
Romania	95	45	116	128	189
Other	388	270	525	630	607
South America	503	257	621	686	713
North America	110	70	167	164	149
Rest of World	987	783	1,779	1,830	1,872
China	247	243	536	412	421
Australia and New Zealand	89	68	163	237	276
Russia	64	48	127	160	148
Other	587	424	953	1,021	1,027

Total Net Revenues	6,319	4,376	10,411	11,948	12,005

10.2	History and Development of CNH Industrial and the Company

CNH Industrial was formed as a result of the business combination transaction (completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V., giving it a history of more than 100 years of technology developments. CNH Industrial is incorporated under the laws of the Netherlands. CNH Industrial has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications. In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers. CNH Industrial has manufacturing, commercial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.

At its ‘Capital Markets Day’ event held on September 3, 2019, CNH Industrial announced its intention to separate its “Iveco Group” (Commercial Vehicles and Powertrain) business (including its Financial Services business) and “Off-Highway” (agriculture and construction) business.

The separation will occur by way of a statutory demerger (juridische afsplitsing), governed by the laws of the Netherlands, of equity investments attributable to the Iveco Group Business operations and the portion of CNH Industrial N.V.’s financial payables attributable to the Iveco Group Business operations, from CNH Industrial in favor of the Company. Following the Demerger, the Company will operate as an independent, publicly listed company.

10.3	The Group’s Strengths and Strategies

The Group is a leading player in sustainable transportation, with an integrated offering across on-highway commercial vehicles (including powertrains) and off-highway powertrain solutions, with a complete portfolio of low-to-zero emission technologies. Led by a strong and talented management team, the Group strives to deliver the best value performance and quality across its business areas and superior customer service delivery, while leveraging on a strong ecosystem of mutually beneficial partnerships.

I. Core Vehicle Business

Diversified Business Portfolio with Strong Market Positions

The Group benefits from a complete Commercial Vehicles offering (light, medium, heavy duty vehicles, and buses) as well as Specialty Vehicles business, a competitive Powertrain business and supportive Financial Services. The Group also benefits from a diverse customer base, composed mainly by B2B customers.

The Group has a leading Light Commercial Vehicles (LCV) franchise, with strong brand positions in Europe and South America. In Europe, it has a number three market position in the >3.5 tons LCV segment, through the Iveco Daily product line, according to registrations’ data publicly available, making it one of the most successful light commercial vehicles, especially in the body-on-frame segment (6.01 tons -7.49 tons) where it has a consolidated leadership position.

The Group has a longstanding presence in the Medium and Heavy-duty truck segments, as a “full-line”, “value-for-money” OEM. Key product families are the Eurocargo (medium) and S-Way (heavy). It offers applications for both on- and off-road usage, and it is the leader in the fast growing LNG market in Europe (e.g. 50% share in Long Haul LNG segment according to registrations’ data publicly available).

The Group has a strong bus business, and it is the leader in European Intercity and City segments. Its success leverages, among others, on its competitive low and zero emission offering with LNG/CNG and BEV buses (e.g. the recently launched E-Way).

The commercial vehicles platform is completed by strong niche businesses in specialty vehicles. Under the Magirus brand, the Group is active in firefighting vehicles. Iveco Defence Vehicles offers competitive and mission-made trucks while the Astra brand offers robust, reliable and versatile trucks for heavy off-road applications.

The Group’s Powertrain business is a competitive and innovative player with a diverse customer base, holding a leading market position globally in non-captive powertrain sales, and a strong core offering in internal combustion diesel and natural gas engines. It operates through an open innovation model, also leveraging on partnerships.

The relationship between the Group’s Powertrain business and CNH Industrial post-Demerger will be governed by a long-term engine supply agreement.

Finally, the Group leverages on a well-established Financial Services captive platform to support its core business, providing financing to the receivables portfolio and customer management activities. This platform is well capitalized, with access to different sources of both secured and unsecured financing (as of 2020, approximately 75% was secured financing).

Operational Excellence and Scope for Meaningful Profitability Improvement

Having implemented a clear action plan to address identified challenges, the Group has defined a distinctive and competitive positioning, differing from the “everything, everywhere, every time” approach of larger competitors. The Group has identified key issues impacting profitability in the past, such as product complexity, high quality costs, manufacturing issues, low pricing, and inefficient product mix, and initiated extensive measures to drive significant and sustainable improvement in profitability.

The Group’s focus is on the acceleration of top-line growth, as well as increasing the Adjusted EBIT of Industrial Activities, leveraging more efficient operations and product mix, cost reductions, pricing improvement and increasing penetration of aftermarket. The reference market of the Group’s products is estimated to have a global industry-wide EBIT of €17 billion by 2030.

In order to achieve its financial targets, the Group has put in place a program for lean and effective execution, leveraging the benefits of automation and digitization for commercial leadership. The “operational excellence program” focuses on: i) spending reductions while maintaining high quality standards, ii) footprint optimization with maximized return on capital, iii) relationship deepening with supply base, iv) higher parts readiness without increased inventory cost of capital, v) product simplification, design-to-value offering, best cost countries identification, maintenance and remote monitoring efficiencies development, non-quality cost reduction and inventory machine learning implementation.

II. Zero-emission Vehicles

Complete Powertrain Offering Gives the Group an Edge for the Upcoming Powertrain Revolution

The Group has a longstanding and successful presence in the powertrain business, pursuing both captive and non-captive sales, maintaining high-single-digit profitability. Due to in-house capabilities and smart partnerships, the Company has a complete powertrain offering through the traditional and alternative propulsion spectrum, complemented by a synergistic driveline business which enhances the technological intellectual property (IP) and usability of its innovative powertrains (e.g. E-Axle).

The Group’s products, although mainly used in Commercial Vehicles and Industrial application (both on- and off-road), also have power generation and marine applications.

The Group intends to pursue a balanced strategy, leveraging its consolidated presence in internal combustion diesel engines, its leadership in the LNG/CNG technology, and the BEV/FCEV technologies in the future, with a goal to achieve net zero emissions by 2040. The Company therefore believes it is well positioned for the Low-to-Zero-Emission future of propulsion.

III. Partnerships

Enabler of Disrupters, at the Core of a Strong Partnerships Ecosystem

The Group is successfully pursuing a distinctive partnership approach to execute and capitalize on the structural changes in the transportation and commercial vehicles industry, with a sizable part of its portfolio connected to a broad spectrum of primary partners. More specifically, the Group has developed a strong ecosystem of mutually beneficial partnerships with selected emerging transportation technology leaders to enhance growth and value creation, and to exploit mid-to-long term disruptive technologies. In 2021, the Group started a program with Plus AI with the target of building self-driving trucks by 2027. If successful, this project might deliver improvements of up to 20% in productivity and up to 5% in fuel consumption. The Group has also a joint program with Easy Mile to develop a self-driving bus by 2025. By leveraging on technology-focused partnerships, the Group intends to foster development acceleration, sharing of investment risk and “best-in-class” solutions determination. In this regard, the Group aims to forge solid cooperation models based on a clear IP perimeter definition basis and joint monetization model.

The key objectives of this approach include i) efficient use of capital while ensuring expansion to leading edge technologies, ii) cost optimization both in operations and commercial network allowing to focus on core markets, iii) strengthen high margin businesses while pushing co-generation approach, iv) shaping the energy transition narrative and leveraging privileged position in accessing infrastructure and v) embedding third parties offerings and solutions for a world-class customer experience.

With a focus on development acceleration, investment risk sharing and “best-of-the-breed” solutions, the Group, together with its alliance partners, is paving the way to build up an impressive partnership ecosystem.

IV. Solutions and Services

“Lifecycle Approach” and Distinctive Customer Services Proposition to Drive Superior Growth

The Group engages with and supports its customers holistically throughout the product lifecycle, from the point of purchase, during usage, and at resale.

The fundamental and guiding principle of the Group’s “lifecycle approach” and distinctive customer services proposition is the rigorous focus on Total Cost of Ownership (TCO), with a goal of achieving significant reductions of TCO. The Group has established a leading position with respect to offering customers superior TCO solutions across its product portfolio. The Group moreover leverages a comprehensive and integrated financial services platform enabling enhanced equipment TCO.

At “purchase” level, the Group strives to improve financing operations through the use of advanced analytics and vehicle data gathering, as well as by offering clients customized solutions among a range of powertrain solutions across all vehicles segments.

In terms of “usage”, the Group has introduced the “as-a-service” model, encompassing next-generation fleet management including advanced platooning and telematics features, as well as enhanced regional partnerships to develop infrastructure and services for recharging and hydrogen refueling.

On the “customer service” level, the Group has invested in the digitization and enhancement of its product offering, spare parts and “maintenance & repair” services sophistication, together with product localization and customization and footprint optimization, including boosting of digital touchpoints. The Group expects digitalization to result in significant savings due to more efficient fleet utilization and allocation, and enhanced ability to analyze driver behavior.

For “resale”, the Group has introduced refurbishing capabilities to cater for upcoming low-to-zero emission vehicle buy-backs, with the buy-back program allowing a higher degree of financial flexibility to clients and support sales of new units.

V. Sustainability Centricity

Performance-Driven Mindset with Commitment to Sustainability

CNH Industrial has put in place a strong leadership and governance structure in order to best equip the Group to execute on its strategy, creating long-term value for all its stakeholders.

The Group has clearly defined sustainability objectives and strives to pursue those in a holistic manner, with a specific focus on the reduction of its carbon footprint related to products and processes, through a challenging decarbonization strategy. Other commitments are related to the safety of workers, employee welfare and wellbeing, diversity and inclusion, local community initiatives, the engagement of employees, suppliers, customers and other stakeholders and respect for human rights. These commitments are part of the sustainability plan, which includes both long and short-term targets and expresses the Company’s contribution to development in harmony with people and the environment. Clear responsibilities are defined for each target to ensure they are consistently monitored and achieved through actions and initiatives involving the key functions of the organization.

As regards its commitment to mitigate climate change, the Company aims to reduce CO2 and other air emissions through the proper management of climate-related risks and opportunities. The identification of such risks and opportunities and the analysis of global challenges led to the definition of a decarbonization strategy, in light of which the Company regularly reviews its business priorities and adapts its financial programming over the short, medium, and long-term.

The Company’s decarbonization strategy guides the development of its product portfolio and R&D efforts into new technologies (e.g., biofuels, electric drives, hydrogen fuel cells), often in collaboration with business partners, startups, and third-party experts. Within the Powertrain segment, internal combustion engines will continue to predominate in most industrial applications in the short term, and so the challenge is to further reduce emissions. In this regard, the Company believes natural gas (NG) will play an important role: currently the most widely available green fuel, NG-powered vehicles, are used extensively in on-road applications, and the technology is being extended into off-road, making NG an essential element in all emission reduction strategies in the years to come. Other fuels are showing potential in the field of decarbonization, such as dimethyl ether (DME) and hydrogenated vegetable oil (HVO), while modifying engines to offer the best solutions for a given area or application is likely to broaden the offering and integration of compressed natural gas (CNG) technology.

In the medium term, the focus will be on electric drive technologies, not as an alternative to internal combustion solutions, but as a way to further improve their performance, efficiency, and sustainability, developing different configurations depending on vehicle missions. In the near to medium term, hydrogen fuel cells represent the most promising electric drive technology for industrial, heavy-duty applications such as long-haul transport. FPT Industrial foresees a future built on mixed-energy use: energy sources have different characteristics and meet different needs, and so a variety of solutions will co-exist in the market. For this reason, the Company believes in remaining very open and pragmatic and adopting a multi-power approach.

To tackle climate change issues, the Company integrated a number of carbon-reduction initiatives and specific climate-related topics into the sustainability plan disclosed in the 2020 Sustainability Report of CNH Industrial, defining long-term strategic targets that will drive its business strategy. Examples of targets are:

•	2022: development of next-generation alternative fuel engines running on CNG and LNG, and compatible with biomethane, to further reduce CO2 emissions and total cost of ownership (TCO)
•	2022: focus on natural gas (NG) engine technologies to achieve ultra-low NOX emissions in urban applications
•	2023: development of next generation Electric Daily (including in-house production of e-drivelines and battery packs)
•	2023: development of full electric bus range
•	2023: implementation of mild hybrid solutions on diesel and CNG vehicles
•	2024: development of new full electric and fuel cell heavy range (including in-house production of e-axles)
•	2030: implementation of alternative (electric/hybrid) driveline technologies on all vehicles, to achieve -50% in CO2 emissions.

In addition, high safety standards are also a priority for on-road vehicles, as reflected in the design and development of vehicles with high-quality preventive, active, and passive safety features to maximize the protection of vehicle occupants, cargo, and other road users alike. This comprehensive approach is part of the Company’s daily challenge and commitment to continually raise safety standards for all road users. Accordingly, the research and development of safety systems focuses on three key areas:

•	driver assistance: devices that assist the driver both in normal conditions and when a warning is triggered
•	collision avoidance: systems activated during an emergency, providing maneuvering assistance to avoid collision
•	damage mitigation: devices activated to minimize damage when impact is unavoidable.

Currently, the Advanced Driver Assistance Systems offered by Commercial and Specialty Vehicles include Adaptive Cruise Control, Advanced Emergency Braking System, and Lane Departure Warning System (LDWS). Furthermore, following several studies on passive safety and biomechanics, light and medium commercial vehicles can optionally be fitted with Advanced Occupant Restraint Systems for enhanced protection in case of frontal impact, with the additional option of installing window airbags in light vehicles to protect occupants in the event of a side impact. An example of target to be reached by 2022 is the development of a restraint system in heavy vehicle cabs to improve driver biomechanics in case of frontal impact.

10.4	Industrial Activities

10.4.1	Commercial and Specialty Vehicles

Trucks and Commercial Vehicles (IVECO and IVECO ASTRA)

Under the IVECO brand, the Group produces a range of light, medium, and heavy trucks and commercial vehicles for both on-road and off-road use, with approximately 3,700 different models available. The Group’s key products include the Daily, a vehicle that covers the 3.5 – 7.2 ton vehicle weight range, the Eurocargo, a vehicle that covers the 6 – 19 ton range, the Trakker, a vehicle capable of off-road transport, and the S-Way, dedicated to on-road transport. Starting from 2019, IVECO started a process of complete renewal of the heavy product offering with the launch of the S-Way (the new range for long haulage and distribution) and X-Way (dedicated to construction logistics and municipalities); the new T-Way for off-road was introduced in 2021. The product offering is complemented by a series of aftersales and used vehicle assistance services.

Light vehicles include on-road vans and chassis cabs used for short and medium distance transportation and distribution of goods, and off-road trucks for use in quarries and other work sites. The Group has an estimated 25% market share in Europe in professional heavy cab-chassis (above 5 ton GVW). The Group also offers shuttle vehicles used by public transportation authorities, tourist operators, hotels and sports clubs and campers for recreational travel.

The M&H vehicle product lines include on-road chassis cabs designed for medium and long-distance hauling and distribution. Medium GVW off-road models are typically used for building roads, winter road maintenance, construction, transportation, maintenance of power lines and other installations in off-road areas, civil protection and roadside emergency service. Heavy GVW off-road models are designed to operate in virtually any climate and on any terrain and are typically used to transport construction plant materials, transport and mix concrete, maintain roads in winter and transport exceptionally heavy loads.

The Group offers ecological diesel and natural gas engines on its entire range of vehicles. The Group continues to develop engines with specific components and configurations optimized for use with CNG and LNG and the Group has developed a comprehensive roadmap for the introduction in the market of a complete range of zero emission vehicles (from Light to Heavy).

Under the IVECO ASTRA brand, the Group builds vehicles that can enter otherwise inaccessible quarries and mines and move large quantities of material, such as rock or mud, and perform heavy-duty tasks in extreme climatic conditions. The Group’s product range for IVECO ASTRA includes mining and construction vehicles, rigid and articulated dump trucks and other special vehicles.

On September 3, 2019, CNH Industrial announced a strategic and exclusive Heavy-Duty Truck partnership with Nikola Corporation, a U.S. based company pursuing fuel cell truck technology development. In this context, CNH Industrial, through its wholly owned subsidiary Iveco S.p.A. (included in the Iveco Group), made an initial subscription to Nikola’s share capital (approximately 2.5% shareholding) through a cash contribution of $50 million and an in-kind contribution of $50 million, granting Nikola access to IVECO S-Way technology.

During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for each share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company’s shares continue to be listed on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola, to $250 million. At December 31, 2020 Iveco S.p.A. beneficially owned approximately 6.6% of Nikola Corporation’s common stock.

Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (BEV) and hydrogen fuel cell electric vehicle (FCEV) trucks, which will be manufactured in Europe through a legal entity 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European legal entity including two licenses granted by the two shareholders to allow this joint venture to manufacture BEVs and at a later stage FCEVs. Furthermore, under these agreements, Iveco S.p.A. will be the manufacturer for any EU emission-related purposes of the vehicles produced and distributed in EU by this European legal entity and will responsible for their distribution in the EU different jurisdictions. The set-up activities of the joint venture started in the fourth quarter of 2020 and are progressing according to internal schedules and production is expected to start by end of 2021 (BEVs).

Buses (IVECO BUS and HEULIEZ BUS)

Under the IVECO BUS and HEULIEZ BUS brands, the Group offers local and inter-city commuter buses, minibuses, school buses and tourism coaches, and is a leader in inter-city buses as well as in low and zero emissions solutions. IVECO BUS is one of the major European manufacturers in the passenger transport sector, with an estimated market share of 26% in heavy buses in Europe, and is expanding its activities globally. HEULIEZ BUS produces city buses for public transportation and is a leader in France for the urban bus market. The Group has a competitive footprint in Europe, the Middle East and Africa and is looking to grow in Latin America through portfolio expansion. The Group’s bus segment also benefits from sharing technology with IVECO trucks and commercial vehicles.

Specialty Vehicles (Magirus and Iveco Defence Vehicles)

Under the Magirus brand, the Group manufactures vehicles designed to respond to natural disasters and civil emergencies, such as fires, floods, earthquakes and explosions, using new digital and innovative technologies. Iveco Defence Vehicles develops and manufactures specialized vehicles for defense missions and civil protection.

In the six months ended June 30, 2021, Commercial and Specialty Vehicles accounted for 70% of the Group’s revenue and 71% in the year ended December 31, 2020.

10.4.2	Powertrain

Powertrain is dedicated to the design, development, manufacture and sale of combustion engines, alternative propulsion systems, transmissions, and axles under the FPT Industrial brand.

FPT Industrial has a wide product offering, including six engine ranges (F1, F5, S8000, NEF, Cursor, V20) from 2.8 to 20 liter and from 42 hp up to 1,006 hp. Furthermore, FPT Industrial offers the most complete Natural Gas engines line-up on the market for industrial applications, including engine ranges from 136 hp up to 460 hp. FPT Industrial’s product portfolio includes engines for buses and for light, medium and heavy commercial vehicles, engines for industrial machinery including construction, agricultural and irrigation equipment, engines for special-purpose vehicles and engines for power generation units and marine applications. FPT Industrial offers best-in-class powertrain solutions as the number two globally for off and on-highway.

FPT Industrial’s product line-up is completed by versions that use alternative fuels, including engines that run on natural gas and engines compatible with biodiesel and hydrotreated vegetable oil. With more than 20 years of experience in the research, development and production of natural gas engine technologies for industrial applications, FPT Industrial is an industry leader in this field. In 2018 a dedicated E-Powertrain team was established to develop dedicated projects in the e-powertrain field in industrial applications. During 2020, FPT Industrial won the “Diesel of the Year” award for its new F28 engine. This prestigious award is given on an annual basis by Diesel Magazine and recognizes the best innovation in the development and manufacturing of diesel engines in all industrial and automotive applications. The international jury selected the F28 engine for its combination of compactness, productivity and environment-friendly features. Moreover, FPT Industrial powers the IVECO S-WAY NP 460 in LNG version which won the Sustainable Truck of the Year 2021 with its Cursor 13 Natural Gas engine. This engine is the most powerful, 100% natural gas engine for commercial vehicles available on the market.

While meeting the strict emission regulations for both on-road (Euro VI) and off-road vehicles (Stage V and Tier 4B), Powertrain’s technological solutions aim to provide industry leading results in terms of cost, packaging, and fuel consumption for each segment of the market.

Additionally, FPT Industrial produces six speed manual transmissions for light commercial vehicles, with input torque up to 500 Nm and completes its product lineup with front and rear axles reaching 32 tons gross axle weight designated to cover Commercial and Specialty Vehicles demand, including specialty vehicles (military and fire-fighting).

In 2020, FPT Industrial acquired 100% of Potenza Technology, a company specialized in the design and development of electric and hybrid electric powertrain systems. The acquisition is another step in the brand’s path towards electrification, one of the pillars of its multi-power powertrain strategy. FPT Industrial and IVECO signed a Memorandum of Understanding with Snam S.p.A., one of the world’s leading energy infrastructure operators, for technological and commercial cooperation in order to contribute to the decarbonization of the transport sector by developing biomobility (biomethane and natural gas) and hydrogen.

FPT Industrial also signed a Memorandum of Understanding with Yanmar Marine International, foreseeing a commercial cooperation to develop and supply marine engines. FPT Industrial will manufacture and provide two types of diesel marine engines based on its existing N67 EVO and C90 engine families to be customized by Yanmar and marketed under its brand.

In the six months ended June 30, 2021, Powertrain accounted for 29% of the Group’s revenue and 27% in the year ended December 31, 2020.

10.4.3	Sales and Distribution

Commercial and Specialty Vehicles

Commercial and Specialty Vehicles worldwide distribution strategy is based on a network of independent dealers, in addition to its own dealerships and branches. As of June 30, 2021, Commercial and Specialty Vehicles had approximately 670 dealers globally (of which 23 were directly owned by the Group and 17 were branches). All dealers sell spare parts for the relevant vehicles. Commercial and Specialty Vehicles bolsters its distribution strategy by offering incentives to its dealers based on target achievements for sales of new vehicles and parts and providing high quality aftersales services.

As of June 30, 2021, Commercial and Specialty Vehicles had approximately 5,000 sales and/or service network points. In addition to Commercial and Specialty Vehicles standard one-year full vehicle warranty and two-year powertrain warranty, Commercial and Specialty Vehicles offers personalized aftersales customer assistance programs.

A key element of Commercial and Specialty Vehicles growth strategy is its distribution network. In Western Europe, Eastern Europe, Turkey, Russia, Australia and Latin America, continued consolidation of the distribution network is aimed at improving service to customers (such as the implementation of the Truck Stations network of specialized workshops), increasing profitability and reducing overall distribution costs. In Africa and the Middle East, the distribution network is being expanded to fully exploit growth in these markets.

In the U.K., Commercial and Specialty Vehicles is one of the OEMs that sells trucks and other commercial vehicles to companies which offer commercial vehicle rental solutions, such as Ryder, Fraikin and Burntree, among others.

Powertrain

Powertrain provides propulsion solution products for Commercial and Specialty Vehicles, as well as to Agriculture and Construction segments of CNH Industrial post-Demerger. Additionally, Powertrain’s commercial strategy and business model are focused on the development of a portfolio of medium-to-large OEM customers. Powertrain has entered into long-term supply agreements with a growing number of third-party customers.

At June 30, 2021, Powertrain had a network of approximately 73 dealers and 800 service points in 100 countries that cover its entire product range and related market sectors. Large OEMs use their own internal networks to obtain parts and services for purchased equipment, while small OEMs frequently rely on the Group for delivery of parts and services through Powertrain’s worldwide network.

10.4.4	Pricing and Promotion

The retail price of any particular vehicle is determined by the individual dealer or distributor and generally depends on market conditions, features, options and, potentially, regulatory requirements. Retail sale prices may differ from the manufacturer-suggested list prices as a result of different factors (markets’ demand; customers’ specific requirements; local market conditions; general economic conditions; access to financing; etc.). The Group sells most of the Group’s portfolio to its dealers and distributors at wholesale prices that reflect a discount from the manufacturer-suggested list prices. In the ordinary course of business, the Group engages in promotional campaigns that may include price incentives or preferential financing terms with respect to the purchase of products.

The Group regularly advertises its products to transporters, distributors and dealers in each of its major markets. To reach the Group’s target audience, the Group uses a combination of general media, specialized design and trade magazines, the Internet and direct mail. The Group also regularly participates in major international and national trade shows and engage in co-operative advertising programs with distributors and dealers. The promotion strategy for each brand varies according to the target customers for that brand.

10.4.5	Parts and Services

The quality and timely availability of parts and services are important competitive factors for each of the Group’s businesses, as they are significant elements in overall dealer and customer satisfaction and important considerations in a customer’s original equipment purchase decision. The Group supplies parts, many of which are proprietary, to support items in the current product line as well as for products the Group has sold in the past. The Group also offers personalized aftersales customer assistance programs that provide a wide range of modular and flexible maintenance and repair contracts, as well as warranty extension services, to meet a variety of customers’ needs and to support the vehicle’s value over time. Many of the Group’s products can have economically productive lives of up to 10 years when properly maintained, and each unit has the potential to produce a long-term parts and services revenue stream for the Group and its dealers.

As of June 30, 2021, the Group operated and administered 22 parts depots worldwide either directly or through arrangements with warehouse service providers. This network includes 10 parts depots in Europe, 2 in South America, and 10 in Rest of World. The network includes 20 parts depots that support Commercial and Specialty Vehicles and 6 that support Powertrain. These depots supply parts to dealers and distributors, which are responsible for sales to retail customers. The Group’s parts depots and parts delivery systems provide customers with access to substantially all the parts required to support the Group’s products.

10.4.6	Joint Ventures

As part of a strategy to enter and expand in new markets, the Group is involved in several commercial and/or manufacturing joint ventures relating to the Industrial Activities business, including the following:

(a)

in China, the Company controls 60% of SAIC Fiat Powertrain Hongyan Ltd, a manufacturing company located in Chongqing, which produces diesel engines under license from the Company to be sold in the Chinese market and to be exported to Europe, the U.S. and Latin America;

(b)

in Germany, the Company owns 50% of Nikola Iveco Europe GmbH, which will manufacture cab over battery-electric vehicle and hydrogen fuel cell electric vehicle trucks, jointly developed by Iveco S.p.A. and Nikola Corporation; and

(c)

in China, until 2020, the Company owned 50% of Naveco (Nanjing Iveco Motor Co.) Ltd., a company that manufactures light and other commercial vehicles in China. During the first half of 2021, the Company and the partner (SAIC Group) completed the regulatory filings required for the finalization of the sale of the Company’s 30.1% to SAIC Group. Closing of the transaction occurred in the third quarter of 2021.

10.4.7	Suppliers

The Group purchases materials, parts, and components from numerous third-party suppliers. The Group had approximately 2,000 global direct material suppliers for Industrial Activities at June 30, 2021. The Group’s focus on quality improvement, cost reduction, product innovation and production flexibility requires the Group to rely upon suppliers with a focus on quality, reliability and the ability to provide cost reductions. The Group views its relationships with suppliers as critical to its operational effectiveness, and in recent years, the Group has established closer ties with a significantly reduced number of suppliers, selecting those that enjoy a leading position in the relevant markets.

During 2020 and in the first half of 2021, the Group’s industrial operations were impacted by material or component shortages, such as semiconductor chips, and price volatility as a result of the COVID-19 pandemic and ensuing supply chain disruptions.

10.5	Financial Services

Financial Services offers a range of financial products and services to dealers, importers, customers and suppliers in the various regions in which the Group’s Industrial Activities segments operate. The principal products offered directly or through joint ventures with banks are retail loan, lease financing and operating lease for the purchase or lease of new and used vehicles, wholesale financing to dealers and factoring of trade receivables from legal entities of the Group. Wholesale financing consists primarily of dealer floor plan financing and gives the dealers the ability to maintain a representative inventory of new products. In addition, Financial Services directly or through joint ventures with banks provides financing to dealers for used vehicles taken in trade, vehicles utilized in dealer-owned rental yards, parts inventory, working capital and other financing needs. As a captive finance business, Financial Services is reliant on and supports the operations of Commercial and Specialty Vehicles, and Powertrain, their dealers, and customers.

Financial Services supports the growth of Industrial Activities by developing and structuring financial products with the objective of increasing vehicle sales as well as profitability and customer loyalty. Financial Services’ strategy is to grow a core financing business to support the sale of the Group’s vehicles while at the same time maintaining its portfolio credit quality, service levels, operational effectiveness and customer satisfaction. Financial Services also offers products to finance third party vehicles sold through the Group’s dealer network or within the Group’s core businesses. Financed third party vehicles include used vehicles taken in trade on the Group’s products used in conjunction with or attached to the Group’s products.

In Europe, there are two joint ventures that provide retail financing to customers for the purchase or lease of new and used vehicles sold directly by the Group or through brand dealers, depending on the country of origin. CNH Industrial Capital Europe S.a.S., a joint venture with BNP Paribas Group, is 24.95% owned by the Group and accounted for under the equity method. Transolver Finance Establecimiento Financiero de Credito S.A. (Transolver Finance), a joint venture with Santander Group, is 49% owned by the Group and accounted for under the equity method. Transolver Finance also provides wholesale financing to dealers. Additionally, there are vendor programs with banking partners that provide customer financing of new and used vehicles sold by brand dealers of the Group, in different countries. Customer and dealer financing activities not included in the joint ventures or vendor programs, such as factoring of trade receivables, are managed through the Group’s wholly-owned financial services companies.

In Europe, the Middle East and Africa (EMEA), the Iveco Group Financial Services organization provides services to the CNH Industrial post-Demerger Financial Services on customer financing and factoring deeply described and regulated in a specific Master Service Agreement (Financial Services Master Service Agreement). In Europe, CNH Industrial Financial Services S.A., a French specialized credit institution with passporting to operate in main European countries, wholly-owned by the Group, manages CNH Industrial post-Demerger dealer financing through a dedicated securitization.

For South America, customer and dealer financing activities in Brazil are managed through CNH Industrial wholly-owned financial services company, Banco CNH Industrial Capital S.A. (Banco CNH Industrial Capital), which support and serve the sales of Commercial and Specialty Vehicles with a “Vendor Program”. For customer financing of the Group, Banco CNH Industrial Capital mainly continues to serve as a lender for funding provided by BNDES, a federally-owned financial institution linked to the Brazilian Ministry of Development, Industry and Foreign Trade. In Argentina, customer and dealer financing activities, which support the sales of Commercial and Specialty Vehicles, are supported and served through a wholly-owned CNH Industrial post-Demerger financial services company, with a “Vendor Program”. In addition, other vendor programs with banking partners are in place in Argentina.

For Rest of World, customer and dealer financing activities for the Group in Australia, India and Russia are managed through the CNH Industrial post-Demerger wholly-owned financial services companies.

Trade finance activities related to the Group importers and customers outside Europe. Middle East and Africa are served by CNH Industrial post-Demerger Financial Services structure as regulated in the Financial Services Master Service Agreement.

In the six months ended June 30, 2021, Financial Services registered an on book portfolio of €2.8 billion, managing a total Group portfolio of €5.2 billion (including unconsolidated joint ventures) and managing, in the interest of CNH Industrial post-Demerger in EMEA, a total portfolio of €4.4 billion.

In the year ended December 31, 2020, Financial Services registered an on book portfolio of €2.9 billion, managing a total Iveco Group portfolio of €5.3 billion (including joint ventures at 100%) and managing, in the interest of CNH Industrial post-Demerger in EMEA, a total portfolio of €3.9 billion.

10.5.1	Customer Financing

Financial Services – also through the joint ventures - has retail underwriting and portfolio management policies and procedures that are specific to Commercial and Specialty Vehicles. This distinction allows Financial Services to reduce risk by deploying industry-specific expertise in each of these businesses. The Group provides retail financial products primarily through the Group’s dealers, who are trained in the use of the various financial products. Dedicated credit analysis teams perform retail credit underwriting. The terms for financing vehicle retail sales typically provide for retention of a security interest in the vehicles financed.

Financial Services’ guidelines for minimum down payments for vehicles generally range from 5% to 30% of the actual sales price, depending on vehicle types, repayment terms, and customer credit quality. Finance charges are sometimes waived for specified periods or reduced on vehicles sold or leased in advance of the season of use or in connection with other sales promotions. For periods during which finance charges are waived or reduced on the retail notes or leases, Financial Services generally receives compensation from the applicable Industrial Activities segment based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment.

In the six months ended June 30, 2021, Financial Services registered an on book portfolio of €0.1 billion, managing a total Group portfolio of €2.7 billion (including unconsolidated joint ventures) and managing, in the interest of CNH Industrial post-Demerger in EMEA, a total portfolio of €2.4 billion.

In the year ended December 31, 2020, Financial Services registered an on book portfolio of €0.1 billion, managing a total Group portfolio of €2.6 billion (including unconsolidated joint ventures) and managing, in the interest of CNH Industrial post-Demerger in EMEA, a total portfolio of €2.2 billion.

10.5.2	Dealer Financing

Financial Services provides wholesale floor plan financing for nearly all the Group’s dealers. This allows them to acquire and maintain a representative inventory of products. Financial Services also provides financing to dealers for used vehicle taken in trade, vehicle utilized in dealer-owned rental yards, parts inventory, working capital, and other financing needs. For floor plan financing, Financial Services generally provides a fixed period of “interest-free” financing to the dealers. This practice helps to level fluctuations in factory demand and provides a buffer from the impact of sales seasonality. For the “interest-free” period, the applicable Industrial Activities segment compensates Financial Services based on Financial Services’ estimated costs and a targeted return on equity. The cost is recognized as a reduction in net sales for the applicable Industrial Activities segment. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until Financial Services receives payment in full.

A wholesale underwriting group reviews dealer financial information and payment performance to establish credit lines for each dealer. In setting these credit lines, Financial Services seeks to meet the reasonable requirements of each dealer while managing its exposure to any one dealer. The credit lines are secured by the vehicles financed. Dealer credit agreements generally include a requirement to repay the particular financing at the time of the retail sale of the unit. Financial Services leverages employees, third party contractors, and new digital technologies like “geo-fencing” to conduct periodic stock audits at each dealership to confirm that the financed equipment or vehicle is maintained in inventory. These audits are unannounced, and their frequency varies by dealer and depends on the dealer’s financial strength, payment history, and prior performance.

In the six months ended June 30, 2021, Financial Services registered an on book portfolio of €2.7 billion, managing a total Group portfolio of €2.5 billion (including unconsolidated joint ventures) and managing, in the interest of CNH Industrial post-Demerger in EMEA, a total portfolio of €2.0 billion.

In the year ended December 31, 2020, Financial Services registered an on book portfolio of €2.8 billion, managing a total Group portfolio of €2.7 billion (including unconsolidated joint ventures) and managing, in the interest of CNH Industrial post-Demerger in EMEA, a total portfolio of €1.7 billion.

10.5.3	Factoring

Financial Services also provides intragroup factoring of trade and other receivables. This activity involves the purchase (without recourse) of receivables of Iveco Group Industrial Activities legal entities, originating from the different Industrial Activities segments, and due from third or related parties.

10.5.4	Sources of Funding

The long-term profitability of Financial Services’ activities largely depends on the cyclical nature of the industries in which the Group operates, interest rate volatility, and the ability to access funding on competitive terms. Financial Services funds its on book operations and lending activity through a combination of term receivable securitizations, committed secured and unsecured facilities, uncommitted lines of credit, unsecured commercial paper, affiliated financing, equity and retained earnings. Financial Services’ current funding strategy is to maintain sufficient liquidity and flexible access to a wide variety of financial instruments and funding options.

10.6	Legal Proceedings

As a global company with a diverse business portfolio, the Iveco Group, in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. Any material matters are described in Note 27 “Commitments and contingencies” to the Combined Financial Statements.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Iveco Group to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Iveco Group’s financial position and results.

Although the ultimate outcome of legal matters pending against the Iveco Group and its subsidiaries cannot be predicted, the Iveco Group believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Combined Financial Statements.

Follow-on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to Medium and Heavy trucks. On July 19, 2016, the Commission announced a decision regarding five OEMs (the Decision) including a settlement with Iveco. In particular, Iveco received a reduction in its fine for cooperating with the European Commission throughout the investigation, and received the lowest fine of all manufacturers (except for one manufacturer that was granted whistleblower immunity for having informed the European Commission about the conduct in September 2010) of €494.6 million. One manufacturer, Scania, chose not to settle with the European Commission, and on September 27, 2017 the European Commission adopted a decision fining Scania approximately €880.5 million (the Scania Decision). Scania has appealed the Scania Decision to the General Court of the European Union and the appeal is ongoing.

As a consequence of these proceedings, Iveco S.p.A. and Iveco Magirus AG (IMAG), as well as some national companies of the Iveco brand (for example Iveco Limited and Iveco España) have been named as defendants in proceedings across Europe. Stellantis N.V., formerly Fiat Chrysler Automobiles N.V. (Stellantis), and CNH Industrial as, respectively, the former and current parent companies of Iveco/IMAG have also been sued as defendants in many proceedings. The consummation of the Demerger will not allow CNH Industrial to be excluded by current and future follow on proceedings originating from the Decision because under EU competition law a company will not be able to use corporate reorganizations to avoid liability for private damages claims. Furthermore, claimants may also decide to extend their judicial claims against the Company as economic successor of CNH Industrial. In the event one or more of these judicial proceedings would result in a decision against Iveco S.p.A., IMAG, other national companies of Iveco, Stellantis N.V., CNH Industrial, and possibly the Company, ordering such companies to compensate one or more claimants for damages caused to such claimants as a result of the conduct that was the subject matter of the Decision, and Iveco or IMAG would not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial,

Stellantis, the other national companies of Iveco, and possibly the Company will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants.

More specifically, a large number of (direct and indirect) truck purchasers have claimed damages against various OEMs, including Iveco in various national courts for loss allegedly suffered as a result of the infringement. In such cases, alleged losses are generally calculated based on the difference between the price actually paid and the price that would have been paid in the absence of the infringing behaviour (often called the overcharge), with interest. Normally a truck customer claiming damages will need to prove that the infringement caused the overcharge, and the existence and quantum of such overcharge, even though they sometimes may benefit from certain rules of evidence such as (factual) presumptions or prima facie evidence under the applicable procedural rules (which vary depending on the jurisdiction in which the claim is brought). Claims have also been brought by purchasers of services provided using trucks (for example, road haulage services) who also allegedly suffered an overcharge.

The claims against Iveco differ significantly in scope as some truck purchasers only bought or leased a single truck while other cases include claimants who individually or collectively purchased a multitude of trucks. Furthermore, some truck customer claims have been combined in class actions or through claims vehicles to which the truck purchasers have assigned their respective damages claims. Some claims relate to trucks purchased only in the jurisdiction in which the claim is brought but many claims relate to truck purchases in multiple jurisdictions. In total, as of September 30, 2021, on the basis of information available to the Company, the current court proceedings across Europe involve approximately 110,218 Iveco trucks. The actual number of trucks involved in current court proceedings is however unknown: for example, there are class actions which are currently at the certification stage. For other proceedings, it is not yet known how many truck purchasers may assign their claims to the existing claims vehicles. Further, some proceedings are declaratory actions which may not identify the number of trucks included in the claim at this stage. This number, moreover, reflects the information asserted or estimated by the claimants (where provided, which is not always the case since in many actions claimants do not provide sufficient details of the number of trucks involved in their claims, nor the identity of the truck manufacturer, and in some other instances they do not provide any information at all). This number does not include cases where Iveco is not a party of the litigation (but where Iveco trucks may be involved) nor does it take into account any possible defence that has been (or may be in the future be) raised by Iveco (including, trucks not being covered by the Commission’s decision ratione temporis or otherwise, duplications, etc.).

For many of the same reasons it is not possible at this stage to accurately estimate the overall face value of the claims filed, nor of the claims relating to trucks manufactured and distributed by Iveco and other Iveco national companies. Furthermore, in many cases (including where some of these claims are declaratory actions), such value is not asserted by claimants (as it is the case in many proceedings in the Netherlands or in UK) or, where asserted, such amount reflects exclusively estimates made by claimants that remain unverified and in certain instances, unverifiable. Additionally, this amount mainly reflects claimants’ unchallenged view of these cases. Furthermore, such amounts (when asserted) are based on the number of vehicles of the various OEMs identified as defendants and the plaintiffs do not always identify the amount of the damages allegedly caused by each of such OEMs. Finally, this amount (when asserted) reflects the number of vehicles allegedly manufactured by each OEM, however this number needs to be verified in light of the boundaries of these cases (for instance, as to the time period of the alleged infringement or the type of vehicle involved). Against this background, and subject to the various limitations and caveats mentioned in this section, as of September 30, 2021 the face value of the judicial claims where at least one among Iveco, IMAG, other national companies of Iveco or CNH Industrial or Stellantis, as the case may be, are defendants is approximately €4.3 billion. This face value amount relates to all trucks included in these claims and therefore it includes trucks manufactured and distributed by other OEMs. For the reasons indicated above, it is not possible, at this point in time, to estimate the part of this face-value amount which, according to the claimants, allegedly would be directly attributable to Iveco or IMAG; however, considering the overall number of Iveco trucks involved in these proceedings (and subject to the various caveats and limitations mentioned as to how this number has be determined and to how this alleged face value amount has been asserted by claimants), it is expected that this face value amount would be significant.

Subject to the various limitations and caveats on the accurate assessment of such claims set out above, in Germany, as of September 30, 2021, approximately 100 claims are pending before national courts in which Iveco is involved, relating to approximately 40,000 Iveco trucks. Proceedings of claims vehicles are also pending in the Netherlands, where approximately 54 claims were pending as of September 30, 2021 (by claims vehicles and by individual truck purchasers). On the basis of information available, at the date of September 30, 2021, approximately 34,967 Iveco trucks are included in these Dutch proceedings. In England and Wales there are approximately 23 pending claims to which Iveco is a party. These include two applications to commence collective proceedings (class actions), which as of September 30, 2021 have not been certified for inclusion in collective proceedings. Most of these claims in England and Wales are in their early stages. Only two of the claims are currently listed for trial, which will not begin until March 2023 and April 2024 respectively. The claims (excluding the collective proceedings applications) pending in the U.K. at the date of September 30, 2021 include approximately 19,443 Iveco trucks. In Spain, as of September 30, 2021, there are approximately 1,161 pending claims. The claims in Spain are predominantly relatively small claims brought by individual purchasers and include approximately 9,079 Iveco trucks. In Italy, as of September 30, 2021, there are approximately 37 (including at least ten group actions) claims to which Iveco is a party, relating to approximately 2,400 Iveco trucks.

In most jurisdictions, claims filed in court are still at an early stage and the courts have not delivered final judgments awarding damages. However, in Spain, as of September 30, 2021, there have been approximately 442 judgments in claims regarding Iveco at first instance (representing claims for approximately 2,500 Iveco trucks). In 368 of these judgments (representing claims for about 1,978 Iveco trucks), the court found that there was an overcharge. In most of those judgments the average overcharge amount was between 5% and 29%. Two of these judgements were overturned on appeal to the Spanish Courts of Appeal and the remainder are currently under appeal either to the Spanish Courts of Appeal or the Spanish Supreme Court. In 75 of the first instance judgments in claims against Iveco (representing claims for approximately 510 Iveco trucks), the claim was rejected. Some of these rejected claims are under appeal. In Italy, as of September 30, 2021, there has been one judgment at first instance in a case concerning one Iveco truck. This judgment (finding an overcharge of 15%) will be subject to appeal.

The extent and outcome of these claims cannot be predicted at this time and, therefore, the Group did not recognize any specific provision for these claims.

FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial’s offices in Europe were visited by investigators in the context of a request for assistance by the Public Prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of Iveco Group as of the Demerger Effective Date, installed in certain Fiat Ducato (a vehicle manufactured and distributed by the Stellantis group) and Iveco Daily vehicles. FPT is providing its full cooperation to properly address the requests received. FPT, other companies of Iveco Group and third parties have received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting out of the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with type approval regulations regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. As of September 30, 2021 these judicial claims are approximately 865 (for an approximately equivalent number of vehicles) and relate chiefly to Fiat Ducato vehicles, vehicles manufactured and distributed by the Stellantis group. In such proceedings FPT is usually second defendant. Although, at the date hereof, Iveco Group has no evidence of any wrongdoing, it cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance. Therefore, Iveco Group did not recognize any specific provision in relation to this investigation.

10.7	Insurance

The Group maintains insurance with third party insurers to cover various risks arising from its business activities including, but not limited to, risk of loss or damage to the Group’s assets or facilities, business interruption losses, general liability, automobile liability, product liability and directors’ and officers’ liability insurance. The Company believes that the Group maintains insurance coverage that is customary in its industry. The Group uses a broker that is a subsidiary of Stellantis N.V. to place a portion of its insurance coverage.

11.          Board and Employees

11.1	General

This section gives an overview of the material information concerning the Board and the Group’s employees and a brief summary of certain provisions of Dutch law, the Dutch Corporate Governance Code (the DCGC), the Company’s articles of association (the Articles of Association) and its Board Regulations (as defined in paragraph 11.3.2 (Board Regulations)), in each case as it will be constituted and in force upon completion and following completion of the Demerger.

This summary does not purport to give a complete overview and is qualified in its entirety by Dutch law as in force on the date of this Prospectus, the Articles of Association and the Board Regulations as they will be in effect ultimately on Admission. This summary does not constitute legal advice regarding those matters and should not be regarded as such. The full text of the Articles of Association is incorporated by reference in this Prospectus and will be available free of charge in the governing Dutch language thereof (and an unofficial English translation) at the offices of the Company during business hours and in electronic form on the Company’s website (www.ivecogroup.com/investor_relations/demerger_documents/Articles_of_Association_(Dutch).pdf). The full text of the Board Regulations in the English language will be available in electronic form on the Company’s website (www.ivecogroup.com/investor_relations/demerger_documents/Board_Regulations.pdf).

11.2	Management Structure

Upon completion of the Demerger, the Company will adopt a one-tier board structure comprising of executive and non-executive directors (the Executive Directors and Non-Executive Directors and each of them a Director). The Executive Directors will be primarily responsible for all day-to-day operations of the Company. The Non-Executive Directors will supervise (i) the Executive Directors’ policy and performance of duties and (ii) the Company’s general affairs and its business, and render advice and direction to the Executive Directors. The Directors will furthermore perform any duties allocated to them under or pursuant to the law or the Articles of Association. Each Director will have a duty to the Company to properly perform the duties assigned to each Director and to act in its corporate interest. Under Dutch law, the Company’s corporate interest extends to the interests of all its stakeholders, including its shareholders, creditors, and employees.

11.3	The Board

11.3.1	Powers, Responsibility and Function

The Board will be the executive and supervisory body of the Company. It will be entrusted with the management of the Company, will supervise the general course of affairs in the Company and the business affiliated with the Company and will be responsible for the continuity of the Company. The Board will be accountable for these matters to the Company’s general meeting (the General Meeting).

The Board’s responsibilities will include, among other things, developing a view on long-term value creation by the Company, determining the Company’s strategy and risk management policy, appointing and dismissing the senior internal auditor, annual assessment of the way in which the internal audit function fulfils its responsibility and approving the audit plan drawn up by the internal audit function, ensuring compliance with legislation and regulations and the corporate governance structure of the Company, publishing the corporate structure of the Company and any other information required under Dutch law and the Dutch Corporate Governance Code.

The Board may perform all acts necessary or useful for achieving the Company’s objectives, with the exception of those acts that are prohibited by law or by the Articles of Association. Pursuant to the Articles of Association, the Board may allocate its duties and powers among the Directors pursuant to the Board Regulations or otherwise in writing, provided that the following duties and powers may not be allocated to the Executive Directors: (i) supervising the performance of the Executive Directors, (ii) making a nomination for the appointment of Directors, (iii) determining an Executive Director’s remuneration and (iv) recommending to the shareholders’ meeting the appointment of an auditor to audit the financial statements. Regardless of an allocation of tasks, all members of the Board remain collectively responsible for the proper management and strategy of the Company (including supervision thereof in case of Non-Executive Directors).

Pursuant to the Articles of Association, the general authority to represent the Company shall be vested in the Board, as well as in each of the Executive Directors to whom the title Chairperson or Chief Executive Officer has been granted. Furthermore, pursuant to the Articles of Association, the Board may appoint officers with general or limited power to represent the Company subject to the restrictions imposed on him or to grant one or more persons such titles as it sees fit. In addition, the Articles of Association will provide that the Board may determine pursuant to the Board Regulations or otherwise in writing that one or more Directors can lawfully adopt resolutions concerning matters belonging to their duties within the meaning of Section 2:129a(3) of the Dutch Civil Code (DCC).

Dutch law provides that resolutions of the Board involving major changes in the Company’s identity or character are subject to the approval of the General Meeting (see paragraph 11.3.7 (Board Resolutions Requiring Prior Approval General Meeting)).

11.3.2	Board Regulations

Shortly after completion of the Demerger, and pursuant to the Articles of Association, the Board shall adopt rules and regulations dealing with its internal organization, the manner in which decisions are taken, any quorum requirements, the composition, duties and organization of committees and any other matters concerning the Board, the Executive Directors, the Non-Executive Directors and committees established by the Board (the Board Regulations).

11.3.3	Composition, Appointment, Term of Appointment and Dismissal of the Board

The Articles of Association will provide that the Board shall consist of three of more Directors and that the number of Executive Directors and the number of Non-Executive Directors shall be determined by the Board. Upon completion of the Demerger, the initial number of Directors will be eight, comprising two Executive Directors and six Non-Executive Directors. It is the Company’s objective to have a Board comprising of nine Directors in the future by adding an independent Non-Executive Director as soon as a suitable candidate has been identified.

The Board shall grant titles to Directors. The Board shall designate a Non-Executive Director with the title Senior Non-Executive Director who shall be the chairperson of the Board as referred to by law and who shall ensure the proper functioning of the Board as a whole. In addition, the Board shall appoint one of its Executive Directors as chair and one as chief executive officer (the Chief Executive Officer or CEO).

All members of the Board will be appointed by the General Meeting. The term of office of all members of the Board will be for a period of approximately one year after appointment, such period expiring on the day the first annual General Meeting is held in the following calendar year. The General Meeting has the power to dismiss any member of the Board at any time.

The General Meeting may at all times suspend or dismiss any Director. The Board may at all times suspend an Executive Director. A suspension may be extended one or more times, but may not last longer than three months in aggregate. If at the end of that period, no decision has been taken on the termination of the suspension or on dismissal, the suspension shall end. A suspension can be terminated by the General Meeting at any time.

There should be an appropriate balance between the number of Executive Directors and Non-Executive Directors. Moreover, independent Directors have an essential role in protecting the interests of all stakeholders. Their contribution will also be necessary for the proper composition and functioning of the Board committees, whose advisory functions will include preliminary examination and formulation of proposals relating to areas of potential risk, such as prevention of potential conflicts of interest.

The composition of the Non-Executive Directors will be such that they will be able to operate independently and critically with respect to one another, the Executive Directors, and any other particular interest involved, and in accordance with best practice provision 2.1.7 of the Dutch Corporate Governance Code.

11.3.4	Diversity

Under Dutch law reporting rules, the Company will be required to address diversity of the Board in its annual report or in the report of the Board (bestuursverslag): (i) composition of the board of directors by gender; (ii) objectives of the diversity policy; (iii) description of how the diversity policy is being implemented and the results thereof and (iv) if there is no diversity policy, this should be explained.

With regard to diversity, the Company generally recognizes that more diverse boards are more effective in performing their monitoring and advisory activities, due to the variety of professional experience, perspectives, insights, skills and connections to the outside world that diversity can add. While the Company believes its Board members will be reasonably diverse upon completion of the Demerger, it will continue to consider enhanced diversity as a key future objective. The Board Regulations set out this principle in respect of making a nomination for the appointment of Directors.

On 28 September 2021, new legislation was adopted by the Dutch Senate of the Dutch House of Representatives (Eerste Kamer), requiring “large Dutch companies” to set an ‘appropriate and ambitious’ target for their management board, supervisory board and senior executives (the latter as determined by the company) (the Bill). If a company has adopted a one-tier board structure, the appropriate and ambitious target applies to both the executive and non-executive directors. The date on which the Bill will enter into force shall be determined by Royal Decreet (Koninklijk Besluit).

The Bill is based on a “comply or explain” principle. Accordingly, the Company will be required to disclose in its report of the board of directors whether or not it is in compliance with the self-imposed target. In addition, within ten months of the end of the financial year, the company will need to report to the Sociaal-Economische Raad (SER) whether or not it has complied with the self-imposed target.

At the time of completion of the Demerger, the Company does not qualify as a “large Dutch company”. The Company is expected to qualify as a “large Dutch Company” at the end of its second financial year as a listed company, on December 31, 2023.

11.3.5	Limitation on non-executive positions

Pursuant to Dutch law, there are limitations to the number of supervisory or non-executive positions persons can hold on the boards of directors of large Dutch companies. The term “large Dutch company” applies to any Dutch company or Dutch foundation that at two consecutive balance sheet dates meets at least two of the following criteria: (i) the value of its assets, as given in its balance sheet (together with explanatory notes) on the basis of their acquisition price and production costs, is more than €20 million; (ii) its net turnover in the applicable year is more than €40 million; and (iii) the average number of employees in the applicable fiscal year is at least 250. The Company is expected to qualify as a “large Dutch Company” at the end of its second financial year as a listed company, on December 31, 2023.

A person cannot be appointed as a managing or executive director of a “large Dutch company” if: (i) he/she already holds a supervisory or non-executive position at more than two other “large” Dutch public or private companies or “large” Dutch foundations; or (ii) if he/she is the chair of the supervisory board or one-tier board of directors of another “large” Dutch public or private company or “large” Dutch foundation. Also, a person cannot be appointed as a supervisory director or non-executive director of a “large Dutch company” if he/she already holds a supervisory position or non-executive position at five or more other “large” Dutch public or private companies or Dutch foundations, whereby the position of chair of the supervisory board or one-tier board of directors of another “large” Dutch company is counted twice. An appointment in violation of these restrictions will result in that last appointment being void. Earlier appointments at other entities are not affected. The fact that an appointment is thus void does not affect the validity of decision-making.

At the time of completion of the Demerger, even though the Company does not yet qualify as a “large Dutch company”, no member of the Board exceeds the maximum number of supervisory or non-executive positions.

11.3.6	Decision-making and Approvals of the Board

The Board shall hold meetings on a regular basis at a time to be determined by the Board and whenever the Board of Directors have requested a meeting.

Special meetings of the Board shall be held whenever called by direction of the chair of the Board or, in his or her absence, by the chief executive officer or by a majority of the directors then in office.

Pursuant to the Articles of Association and the Board Regulations, except as otherwise required by applicable law, the presence either in person or by proxy of a majority of the total number of Directors then in office shall be required and constitute a quorum for the transaction of business, including the adoption of resolutions. If at any meeting of the Board a quorum is not present, a majority of the Directors present may adjourn the meeting from time to time, without notice other than adjournment at the meeting, until a quorum shall be present.

In a meeting of the Board, each Director will be entitled to cast one vote. A Director may grant a written proxy to another Director (if in office) to represent him/her at a meeting. Resolutions of the Board shall be adopted by a simple majority of the votes cast by Directors present or represented at the meeting, provided that Directors who have a conflict of interest shall not take part in the voting. No Director holds a casting vote.

The Board may also adopt resolutions outside a meeting, in writing or otherwise, provided that such resolutions are recorded in writing or otherwise and that none of the Directors entitled to vote objects to this manner of decision-making.

11.3.7	Board Resolutions Requiring Prior Approval General Meeting

Pursuant to Dutch law, resolutions of the Board concerning a material change in the identity or character of the Company or its business are subject to the approval of the General Meeting. Such changes include in any event:

•	the transfer of the enterprise or practically the entire enterprise to a third party;

•

the conclusion or cancellation of any long-lasting cooperation by the Company or a subsidiary (dochtermaatschappij) with any other legal person or company, or as a fully liable general partner of a limited partnership or a general partnership, provided that such cooperation or cancellation thereof is of material importance to the Company; and

•

the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes thereto according to the latest adopted financial statements, by the Company or a subsidiary.

The absence of approval of the General Meeting does not affect the authority of the Board to represent the Company in dealings with third parties.

11.3.8	Committees

Shortly after completion of the Demerger, the Board will appoint among its Non-Executive Directors three committees to assist it to discharge its duties: an audit committee (the Audit Committee), an environmental, social and governance committee (the ESG Committee), and a human capital and compensation committee (the Compensation Committee). Unless disclosed otherwise the members of each committee are independent pursuant to the Dutch Corporate Governance Code. The Board is expected to reassess the composition of its committees in the course of 2022. The Board may appoint additional committees from time to time, as it deems necessary and appropriate to carry out its responsibilities and oversight function. The Board will, at establishment of each committee, set their terms of reference further setting out the tasks of the relevant committee and providing for the internal rules and procedures for the functioning of the relevant committee

The Board shall remain accountable for the work carried out by committees of the Board and the performance and affairs of the Company notwithstanding the establishment of committees to assist the Board on certain specified matters.

Except as otherwise required by applicable law, the Articles of Association or the resolution of the Board designating the committee, the presence in person of a majority of the total number of members of a committee shall be required and constitute a quorum for the transaction of business, including the adoption of resolutions. If any meeting of a committee a quorum is not present, a majority of the committee members present may adjourn the meeting from time to time, without notice other than adjournment at the meeting, until a quorum shall be present.

Whenever a quorum cannot be secured for any meeting of a committee from the members of such committee, the member or members thereof present and not disqualified from voting may unanimously appoint one or more Non-Executive Directors who are not regular members of the committee to act at the meeting in the place of any absent or disqualified member or members of the committee.

(a)   Audit Committee

The terms of reference will provide that the Audit Committee will advise the Board in relation to its responsibilities, undertakes preparatory work for the Board’s decision-making regarding the supervision of the integrity and quality of the Company’s financial reporting and the effectiveness of the Company’s internal risk management and control systems and shall prepare resolutions of the Board in relation thereto.

The Audit Committee will consist of at least three Non-Executive Directors to be appointed by the Board, the majority of whom, including the chair of the Audit Committee, must be independent Non-Executive Directors. The Audit Committee may not be chaired by the chair of the Board or by a former Executive Director. At least one member of the Audit Committee has competence in accounting and/or auditing. The members as a whole must have competence relevant to the sector in which the Company is operating. The Audit Committee shall meet at such time and place as the chairperson or a majority of the members of the Audit Committee shall determine, but normally at least four times every year. The quorum of any meeting shall be a majority of the members of the Audit Committee. and if there is a tie in a vote, the chairperson of the Audit Committee shall have a casting vote. The Audit Committee shall meet with the external auditor as often as it considers necessary, but at least once a year, outside the presence of the Executive Directors.

The chief financial officer, the internal auditor and the external auditor shall attend the Audit Committee meetings, unless the Audit Committee determines otherwise. The Audit Committee shall decide whether and, if so, when the chair of the Board shall attend its meetings.

In short, the Audit Committee’s main responsibilities will include, among others: (i) supervising and monitoring, and discussing with and advising the Board on, the effectiveness of the design and operation of the internal risk management and control systems and supervising material ethics matters; (ii) supervising the submission of financial information by the Company; (iii) supervising the compliance with recommendations and observations of the Company’s internal and external auditor; (iv) supervising the functioning of the internal audit department (if present); (v) supervising the Company’s tax policy; (vi) supervising the financing of the Company; (vii) supervising the applications of information and communication technology, including risks relating to cybersecurity; (viii) maintaining frequent contact and supervising the relationship with the external auditor; (ix) implementing the procedure for the selection of a statutory auditor and submitting a recommendation to the Non-Executive Directors for the (re)appointment or dismissal of a statutory auditor by the General Meeting; (x) informing the Board of the outcome of the statutory audit and explaining how the statutory audit contributed to the integrity of financial reporting and what the role of the audit Committee was in that process; (xi) monitoring the financial reporting process and submitting recommendations or proposals to ensure its integrity; (xii) determining whether, and if so, how the external auditor shall be involved in the content and publication of financial reports other than the financial statements; (xiii) issuing a recommendation on the appointment and dismissal of the senior internal auditor (if present); (xiv) if there is no separate department for the internal audit function, issuing a recommendation to the Board whether adequate alternative measures have been taken; (xv) submitting a proposal to the Board for the external auditor’s engagement to audit the financial statements; and (xi) advising the Board as to the approval of the financial statements of the Company.

The Audit Committee shall have the power, without the Board’s approval and at the Company’s expense, to engage any independent legal counsel and other advisors as it deems necessary or appropriate and shall have the sole authority to approve such firms’ fees and other retention terms.

Shortly after completion of the Demerger, the Audit Committee is expected be composed of: Essimari Kairisto as chair, and Olof Persson and Lorenzo Simonelli as members. All of whom are independent.

(b)   ESG Committee

The terms of reference will provide that the ESG Committee will advise the Board in relation to its responsibilities and shall prepare resolutions of the Board in relation thereto.

The ESG Committee will consist of at least three Non-Executive Directors to be appointed by the Board. The ESG Committee shall meet at such time and place as the chairperson or a majority of the members of the ESG Committee may determine, but at least once every year. The quorum of any meeting shall be a majority of the members of the ESG Committee and if there is a tie in a vote, the chairperson of the ESG Committee shall have a casting vote.

In short, the ESG Committee’s main responsibilities will include, among other things: (i) overseeing the Company’s environmental, social, and governance risks, strategies and practices; (ii) overseeing the Company’s commitment to environmental stewardship and corporate social responsibility; (iii) overseeing and evaluating the policies, procedures, and practices related to the health and safety of Company employees; (iv) monitoring, evaluating and reporting on the sustainability strategy, governance, practices and performance globally of the Company; (v) drawing up selection criteria and appointment procedures for the Directors; (vi) periodically assessing the size and composition of the Board, and making a proposal for a composition profile of the Non-Executive Directors; (vii) periodically assessing the functioning of individual Directors and the Board as a whole, and reporting on this to the Board; (viii) making recommendations for appointments and reappointments; (ix) supervising the policy of the Board on the selection criteria and appointment procedures for senior management; and (x) supervising the Company’s main initiatives and reporting on ESG matters.

The ESG Committee shall have the power, without the Board’s approval and at the Company’s expense, to appoint, compensate and oversee the work of any outside advisor to assist the ESG Committee in connection with its responsibilities.

Shortly after completion of the Demerger, the ESG Committee is expected to be composed of: Mr. Alessandro Nasi as chair, and Tufan Erginbilgic and Linda Knoll as members. All of whom, except for Mr. Alessandro Nasi and Ms. Linda Knoll, are independent.

(c)   Compensation Committee

The terms of reference will provide that, the Compensation Committee will advise the Board in relation to its responsibilities and shall prepare resolutions of the Board in relation thereto.

The Compensation Committee will consist of at least three Non-Executive Directors appointed by the Board. The Compensation Committee may not be chaired by the chairperson of the Board or by a former Executive Director. The Compensation Committee shall meet at such time and place as the chairperson or a majority of the members of the Compensation Committee shall determine, but at least once every year. The quorum of any meeting shall be a majority of the members of the Compensation Committee and if there is a tie in a vote, the chairperson of the Compensation Committee shall have a casting vote.

In short, the Compensation Committee’s main responsibilities will include, among other things: (i) every four years, submitting a proposal to the Board for the Remuneration Policy to be pursued; (ii) preparing the Board’s decision-making regarding the determination of remuneration of the individual Executive Directors; (iii) preparing the decision-

making by the Non-Executive Directors regarding the determination of remuneration of the individual Non-Executive Directors; and (iv) annually preparing the remuneration report to be tabled at the General Meeting.

The Compensation Committee shall have the power, without the Board’s approval and at the Company’s expense, to appoint, compensate and oversee the work of any outside advisor to assist the Compensation Committee in connection with its responsibilities.

Shortly after completion of the Demerger, the Compensation Committee is expected to be composed of: Ms. Linda Knoll, as chair, and Tufan Erginbilgic and Alessandro Nasi as members. All of whom, except for Ms. Linda Knoll and Mr. Alessandro Nasi, are independent.

11.3.9	Composition of the Board

At the date of this Prospectus, the Board is comprised of the following four managing Directors, who have all been appointed at the incorporation of the Company and whose term of appointment is indefinite.

Managing Directors

Name	Position with the Company	Term
Oddone Incisa Della Rocchetta	Managing Director, Chairperson	Indefinite
Monica Ciceri	Managing Director	Indefinite
Roberto Russo	Managing Director	Indefinite
Andreas Georg Weishaar	Managing Director	Indefinite

Upon completion of the Demerger, all current managing Directors will resign and will be replaced by the following two Executive Directors and six Non-executive Directors, who will be appointed for an initial term ending at the annual General Meeting of the Company to held in 2023:

Non-executive Directors

Name	Position with the Company	Independency	Term ending
Tufan Erginbilgic	Non-executive Director	Yes	2023
Alessandro Nasi	Non-executive Director	No	2023
Linda Knoll	Non-executive Director	No	2023
Lorenzo Simonelli	Non-executive Director	Yes	2023
Essimari Kairisto	Non-executive Director	Yes	2023
Olof Persson	Non-executive Director	Yes	2023

Executive Directors

Name	Position with the Company		Term ending
Suzanne Heywood	Executive Director, Chairperson		2023
Gerrit Andreas Marx	Executive Director, Chief Executive Officer		2023

The Company will continue its efforts to identify an additional independent Non-Executive Director with adequate skills, diversity features, and professional experiences. It is expected that, should this research be successfully completed in early 2022, such candidate will stand for election at the Company’s annual general meeting to be held in 2022.

11.3.10	Biographical Details of the Executive Directors

(a)   Suzanne Heywood (Chairperson)

Suzanne Heywood became a Managing Director of EXOR in 2016. Prior to that she worked at McKinsey & Company which she joined as an associate in 1997 and left as a Senior Partner (Director) in 2016. Suzanne co-led McKinsey’s global service line on organization design for several years and also worked extensively on strategic issues with clients across different sectors. She has published a book, “Reorg,” and multiple articles on these topics and has also acted as a visiting lecturer at Tsinghua University in Beijing. Suzanne started her career in the U.K. Government as a Civil Servant in the U.K. Treasury. At the Treasury she worked as Private Secretary to the Financial Secretary (who is responsible for all direct taxation issues) as well as leading thinking on the Government’s privatization policy and supporting the Chancellor in his negotiations at ECOFIN (the meeting of European Finance Ministers) in Brussels. Prior to that she studied science at Oxford University (BA) and then at Cambridge University (PhD). Lady Heywood is also Chair of CNH Industrial N.V., a Board Member of The Economist (where she is an Audit Committee member), the Chair of Shang Xia, a non-executive director of Chanel, a director of the Royal Opera House (where she is the Deputy Chair and also stood in as Acting Chair during most of 2020) and of the Royal Academy of Arts Trust. She grew up sailing around the world for ten years on a yacht with her family recreating Captain James Cook’s third voyage around the world. Born in 1969, British citizenship.

(b)   Gerrit Andreas Marx (Chief Executive Officer)

Gerrit Marx has some 20 year experience in roles of increasing importance in different geographies and in a variety of industrial segments, with specific, in-depth focus on automotive industries. He has held positions as a consultant, manager, and most recently was an Operating Partner at Bain Capital, a global private equity firm. From 1999 to 2007 he worked at McKinsey & Company, a global consulting firm, focusing on operational improvement programs in the automotive and aerospace industries in Europe, Brazil, and Japan. In 2007 Mr. Marx joined Daimler AG, heading the global controlling function for projects (vehicles and powertrain components) and market-entry / merger and acquisition projects across three truck brands in North America, Europe and Asia. In 2009 he moved to China and became President and Chief Executive Officer of Daimler Trucks China, and subsequently was the President of Skoda China with Volkswagen AG, overseeing imports as well as joint venture business relationships in both roles. Mr. Marx joined the European leadership team of Bain Capital in 2012, as a member of their portfolio group driving and leading transformational change programs. This role also encompassed due diligence and merger and acquisitions activities, with specific focus on automotive and industrial assets, and also included interim roles such as Chief Executive Officer of Wittur Group, a global Tier-1 supplier to the elevator industry. In January 2019 Gerrit Marx joined CNH Industrial and assumed the role of President Commercial and Specialty Vehicles up to the end of 2021. Mr. Marx holds a degree in Mechanical Engineering (“Diplom Ingenieur”) and an MBA (“Diplom Kaufmann”) from RWTH Aachen University, Germany and a Doctorate in Business Administration from Cologne University, Germany. Born in 1975, German citizenship.

11.3.11	Biographical Details of the Non-Executive Directors

(a)   Essimari Kairisto (Non-Executive Director)

Essimari Kairisto has a diploma in Business Administration from the University of Fachhochschule Bielefeld (Germany). Ms. Kairisto was the Chief Financial Officer and a Board Director for Hochtief Solutions AG until 2016 after which she has taken on independent consulting roles. These include, since 2015, a Supervisory Board Member and a member of the Audit Committee of Freudenberg SE, the privately owned German technology company, and since 2018, a Non-Executive Director and chair of the Audit and Risk Committee of Fortum Oyj, a clean energy generation and distribution company which is listed on the Helsinki stock exchange. Additionally, Ms. Kairisto is member of the Supervisory Board, chair of the Audit Committee and member of the Strategy and Investment Commitee of TenneT B.V., a Dutch state owned leading European electricity transmission system operator with its main activities in the Netherlands and Germany. She is also a director and member of the Audit Committee of Applus+ S.A., a Spanish company, listed on the Madrid Stock Exchange, that is a worldwide leader in the testing, inspection and certification sector. Prior to her move to Hochtief Solutions AG in 2013, Ms. Kairisto had several high profile roles in finance and general management including at Sasol, RWE and Schlumberger.

(b)   Tufan Erginbilgic (Non-Executive Director)

Tufan Erginbilgic is a partner at Global Infrastructure Partners (GIP) based in London. In 2014, he became the Chief Executive, Downstream, at BP, the company’s customer facing arm comprising a diverse portfolio of five core business: Retail, Refining, Aviation, Lubricants and Petrochemicals. He held this position until April 2020. Prior to this he was the Chief Operating Officer of BP’s Global Fuels Business. In 2009 he became the Chief Operating Officer for the Eastern Hemisphere Fuel value chains and global Lubricant businesses and prior to his move to the Group Chief Executive’s office in 2007, he assumed leadership of BP’s global lubricant business in 2006. In 2004 Mr. Erginbilgic was appointed head of the Company’s European Fuels Business. He joined BP in 1997, holding a wide variety of roles in refining and marketing in Turkey, and in various European countries, including the UK. Mr. Erginbilgic started his career with Mobil in 1990. Tufan Erginbilgic serves on the Strategic Advisory Board of the University of Surrey, U.K., and joined the board of DCC PLC in April 2020 and Türkiye Petrol Rafinerileri A.Ş. in March 2021. Mr. Erginbiglic holds a Bachelor of Science in Engineering degree from Istanbul Technical University, Turkey, a Masters of Business Administration degree from Bosphorous University, Turkey and a Master in Economics degree from Ohio State University, U.S. Born in 1959, British and Turkish citizenship. Since April 2020, Tufan Erginbilgic has been an independent non-executive director at CNH Industrial.

(c)   Linda Knoll (Non-Executive Director)

Linda Knoll holds a Bachelor of Science Degree in Business Administration from Central Michigan University. After a career in the land systems division of General Dynamics, Linda Knoll honed her career in the predecessor companies to Fiat Chrysler Automobiles (FCA) and CNH Industrial through numerous operational assignments, accumulating a wealth of relevant industrial industry experience spanning more than 25 years (including Vice-President and General Manager of the Crop Production Global Product Line, Vice-President North America Agricultural Industrial Operations, Executive Vice-President Agricultural Product Development, President Parts and Service (ad interim) and

Executive Vice-President Worldwide Agricultural Manufacturing). Linda Knoll has been CHRO in CNH Industrial (from 2007 to 2019) and FCA (from 2011 to March 2021). Linda Knoll currently serves as director at Schneider Electric SE, and Comau.

(d)   Alessandro Nasi (Non-Executive Director)

Alessandro Nasi started his career as a financial analyst in several banks, gaining experience at Europlus Asset Management, a division of Unicredit in Dublin, Ireland, PricewaterhouseCoopers in Turin, Italy, Merrill Lynch and JP Morgan in New York, U.S. He also worked as an Associate in the Private Equity Division of JP Morgan Partners in New York, U.S. Mr. Nasi joined the Fiat Group in 2005 as manager of Corporate and Business Development, heading the APAC division and supporting Fiat Group sectors in Asia Pacific. In 2007, Mr. Nasi was appointed Vice President of Business Development and a member of the Steering Committee of Fiat Powertrain Technologies. In 2008, he joined CNH in the role of Senior Vice President of Business Development and from 2009 to 2011 he also served as Senior Vice President of Network Development. In January 2011, he was also appointed Secretary of the Industrial Executive Council of Fiat Industrial, continuing in the role of Executive Coordinator to the successor Group Executive Council of CNH Industrial until January 2019. In 2013 he was appointed President Specialty Vehicles, a role he held until January 2019. Mr. Nasi is a Director of Giovanni Agnelli B.V., Vice Chairman of the Board of Directors of EXOR N.V., Chairman of Comau, and Chair of the Governance and Sustainability Committee of CNH Industrial. In November 2019, he was appointed a member of the Advisory Board of the Lego Brand Group. In June 2020, Mr. Nasi was appointed a Non-Executive, Independent Director of GVS S.p.A. Mr. Nasi obtained a degree in Economics from the University of Turin.

(e)   Lorenzo Simonelli (Non-Executive Director)

Lorenzo Simonelli was appointed independent non-executive director at CNH Industrial in April 2019. He is the Chairman, President and CEO of Baker Hughes, an energy technology company that combines innovation, expertise and scale to provide solutions for energy and industrial customers worldwide. In October 2017 he was named Chairman of the Board of Baker Hughes, and has been President and CEO since the Company’s creation in 2017, where he oversaw the successful merger of GE Oil & Gas with Baker Hughes Inc. In 2013 he was appointed President and CEO of GE Oil & Gas. Previously, Mr. Simonelli served as President and CEO of GE Transportation, a global transportation leader in the rail, mining, marine and energy storage industries. During his five-year tenure, he expanded and diversified GE Transportation by focusing on advanced technology manufacturing, intelligent control systems and a diverse approach to new propulsion solutions. He served as Chief Financial Officer for the Americas for GE Consumer & Industrial, as well as General Manager, Product Management for GE Appliances, Lighting, Electrical Distribution and Motors. Lorenzo Simonelli joined GE’s Financial Management Program in 1994, where he worked on assignments in GE International, GE Shared Services, GE Oil & Gas and Consolidated Financial Insurance. Mr. Simonelli currently serves on the board of C3 AI and CNH Industrial. He graduated in Business & Economics from Cardiff University, Wales and received a master’s degree honoris causa in Chemical Sciences from the University of Florence, Italy.

(f)   Olof Persson (Non-Executive Director)

Olof Persson is currently Senior Advisor. Mr. Persson is also currently Chairman of the Board of New Wave Group, Chairman of Staples Solutions BV and non-executive director of World Flight Services. In the course of his career Mr. Persson held various positions at ABB and was appointed Division President at Bombardier Transportation in 2004. In 2006, he joined Volvo Group as President of Volvo Aero and subsequently President of Volvo Construction Equipment in 2008. In 2011 he became President and CEO of the AB Volvo Group. In 2015 Mr. Persson was appointed Senior Operating Executive at Cerberus Capital Management. Mr. Persson holds a Bachelor of Business Administration, BBA – Ekonomi 1988, at Karlstads University.

11.3.12	Further Information Relating to the Directors

At the date of this Prospectus, the Executive Directors and the Non-Executive Directors have not, in the previous five years:

-	been convicted of any fraudulent offences;

-

as a member of the administrative, management or supervisory body at any company, or as partner, founder or senior manager at any company, been associated with any bankruptcy, receivership or liquidation of such company;

-

as a member of the administrative, management, or supervisory body at any company, or as partner, founder or senior manager at any company, been associated with that company being put into administration;

-	been subject to any official public incriminations and/or sanctions by any statutory or regulatory authority (including any designated professional body); or

-	been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

11.4	Senior Leadership Team

11.4.1	Introduction

On certain key industrial matters, as of shortly after completion of the Demerger, the Board will be advised by the Company’s Senior Leadership Team (the SLT). The SLT will serve to strengthen the quality of the Company’s decision-making and the implementation of its strategy. The SLT will be an operational decision-making body of the Company, which will be responsible for reviewing the operating performance of the segments and making decisions on certain operational matters. The Board shall remain accountable for the decisions of the SLT and has ultimate responsibility for the Company’s management and external reporting. The SLT will be comprised of the Company’s Chief Executive Officer and certain key senior managers. The SLT will effectively be supervised by the Non-Executive Directors of the Board. For this purpose, the SLT, either directly or through the Executive Directors, must provide the Non-Executive Directors with all information the Non-Executive Directors require to fulfill their responsibilities. The SLT will consist of 11 key members, each of whom will oversee a specific aspect of the business. Appointments related to the Heads of Legal and Compliance and Internal Audit will be subject to further announcements when the related selection process will be completed. Shortly after completion of the Demerger, the Board will appoint the persons set forth below as members of the SLT.

Name	Age	Position
Gerrit Andreas Marx	46	Chief Executive Officer
Luca Sra	50	President, Truck Business Unit
Domenico Nucera	45	President, Bus Business Unit
Sylvain Blaise	50	President, Powertrain Business Unit
Claudio Catalano	53	President, Defence Vehicles & ASTRA Business Unit
Thomas Hilse	52	President, Firefighting Business Unit
Simone Olivati	48	President, Financial Services
Francesco Tanzi	57	Chief Financial Officer
Annalisa Stupenengo	50	Chief Operations Officer
Marco Liccardo	46	Chief Technology & Digital Officer
Francesco Tutino	42	Chief Human Resources & ICT Officer

For information in respect of the member of the SLT who will also be a member of the Board (Gerrit Andreas Marx), see paragraph 11.3.10 (Biographical Details of the Executive Directors).

Set out below are brief summaries of the biographies of the other members of the SLT:

(a)   Luca Sra (President, Truck Business Unit)

Luca Sra joined IVECO in 1997 and assumed various commercial leading roles in Italy, the UK, Turkey and AMEA markets, and for ASTRA. In 2016, he was appointed Vice President Sales & After Sales EMEA in Thermo King, a global leader in transport refrigeration and heating for trailers, trucks and buses. In 2019, he became the global Head of Aftermarket Solutions for Commercial and Specialty Vehicles (C&SV) in CNH Industrial.

(b)   Domenico Nucera (President, Bus Business Unit)

Domenico Nucera served in the Powertrain Manufacturing function and became Head of Quality and Product Support for FPT Industrial’s Turin Driveline and Engine plants. Later on, he became responsible for Quality Powertrain and Head of Aftermarket Solutions for both Powertrain and Commercial and Specialty Vehicles.

(c)   Sylvain Blaise (President, Powertrain Business Unit)

Sylvain Blaise has some 20 years’ experience within CNH Industrial, having worked in various businesses, including Agriculture, and across different geographies in Europe and North America. He was appointed IVECO BUS Brand President in 2014 and Head of the Bus business unit in 2019.

(d)   Claudio Catalano (President, Defence Vehicles & ASTRA Business Unit)

Claudio Catalano, after entering the Centro Ricerche Fiat in 1995, drew upon his engineering competencies to first support ASTRA’s development before taking over, in Magirus, the responsibility of the operations in Brescia and then of Director, Sales and Marketing in Ulm. He then became Director of Product Development and Platform for Iveco Defence Vehicles.

(e)	Thomas Hilse (President, Firefighting Business Unit)

Thomas Hilse has some 25 years of experience in the Truck, Bus, Commercial and Specialty Vehicles industry with different brands across Europe, North America, Latin America and Asia. In 2019, he became IVECO Brand President.

(f)	Simone Olivati (President, Financial Services)

Simone Olivati joined Iveco Finanziaria in 2005, where he started his career in the Financial Services’ business of the Group. In 2018 he reached the position of Global Chief Risk Officer and, subsequently, Head of EMEA for Financial Services. Before joining Iveco Finanziaria, he worked for PricewaterhouseCoopers and FinecoGroup (a bank holding).

(g)	Francesco Tanzi (Chief Financial Officer)

Francesco Tanzi started his career as Junior Professional in the Export Financing Unit of Pirelli. In 1992, he moved to Pirelli Financial Planning Department and in 1995 he started his experience abroad, joining Pirelli International Treasury in Basel (CH) with the responsibility of Asset & Liability Management. In 1997, he became responsible of the Financial Planning department in Milan and in March 2000 he was appointed Deputy Group Treasurer, and also in the International Treasury Department of the Pirelli Group. In November 2001, further to the acquisition by Pirelli S.p.A. of the reference shareholding in Olivetti (then merged in Telecom Italia S.p.A.), he moved to Rome as Finance Director of Telecom Italia S.p.A., coming back to Milan in 2003. In the Telecom Group, from August 2008, he was also responsible for the Merger and Acquisition department. From April 2017 until the end of 2021, he covered the position of Executive Vice President and Chief Financial Officer at Pirelli.

(h)	Annalisa Stupenengo (Chief Operations Officer)

Annalisa Stupenengo’s extensive international experience was gained through roles of increasing responsibility within Fiat Chrysler Automobiles (now Stellantis) and CNH Industrial. As a member of CNH Industrial Senior Leadership Team, she served as President Powertrain, overseeing all Powertrain business activities and the FPT Industrial brand. In April 2021, she joined the board of Prysmian S.p.A. as independent non-executive director.

(i)	Marco Liccardo (Chief Technology & Digital Officer)

Marco Liccardo joined IVECO around 20 years ago and has a deep knowledge of the company and its products. He has managed Quality, Testing, Product Development in Italy, Latin America and APAC.

(j)	Francesco Tutino (Chief Human Resources & ICT Officer)

Francesco Tutino has been the Head of Human Resources for Commercial and Specialty Vehicles since 2019. Francesco began his career in the Unione Industriale di Torino, then joined Alenia Spazio (now Thales Alenia Space) and DENSO Corporation with Human Resources roles of increasing responsibility and geographical scope in Manufacturing, Product Development and Commercial functions. In CNH Industrial he served in EMEA, APAC and at global level for a variety of segments and as HR Business Partner for Specialty Vehicles and Iveco Brand Global.

11.4.2	Further Information Relating to the members of the SLT

At the date of this Prospectus, the members of the SLT have not, in the previous five years:

-	been convicted of any fraudulent offences;

-

as a member of the administrative, management or supervisory body at any company, or as partner, founder or senior manager at any company, been associated with any bankruptcy, receivership or liquidation of such company;

-

as a member of the administrative, management, or supervisory body at any company, or as partner, founder or senior manager at any company, been associated with that company being put into administration;

-	been subject to any official public incriminations and/or sanctions by any statutory or regulatory authority (including any designated professional body); or

-	been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

11.5	General information about the Directors and members of the SLT

The table below sets out the names of all companies and partnerships of which an Executive Director, Non-Executive Director or a member of the SLT has been a member of the administrative, management or supervisory bodies or partner at any time in the previous five years, other than a subsidiary of the Company.

Executive Directors
Name	Current directorships / partnerships	Past directorships / partnerships
Suzanne Heywood

-  Chair, CNH Industrial N.V.

-  Managing Director, EXOR N.V.

-  Non-executive director and Audit Committee member, The Economist

-  Chair, Shang Xia

-  Non-executive director, Chanel

-  Director, the Royal Opera House

-  Director, the Royal Academy of Arts Trust

- Chief Executive Officer, CNH Industrial N.V. - Chair, The Royal Opera House

Gerrit Andreas Marx

-  Chairman Supervisory Board, Iveco Magirus AG

-  Chairman, Chief Executive Officer, Iveco S.p.A.

-  Chairman Supervisory Board, Magirus GmbH

-  Director, Naveco (Nanjing IVECO Motor Co.) Ltd.

-  Director, Nikola Corporation

-  Director, SAIC IVECO Commercial Vehicle Investment Company Limited

N/A

Non-Executive Directors
Name	Current directorships / partnerships	Past directorships / partnerships
Tufan Erginbilgic	- Non-Executive Independent Director, CNH Industrial N.V. - Director, Türkiye Petrol Rafinerileri A.Ş. - Partner, Global Infrastructure Partners (GIP)	- Chief Executive, Downstream, BP - Chief Operating Officer, BP - Strategic Advisory Board of the University of Surrey

Alessandro Nasi

-  Non-Executive Director, CNH Industrial N.V.

-  Director, Giovanni Agnelli B.V.

-  Vice Chairman, EXOR N.V.

-  Member of the Advisory Board, Lego Brand Group

-  Non-Executive Independent Director, GVS S.p.A.

-  Chairman, Astra Veicoli Industriali S.p.A.

-  Chairman, Iveco Defence Vehicles S.p.A.

-  Chairman, COMAU S.p.A.

N/A

Lorenzo Simonelli	- Non-Executive, Independent Director, CNH Industrial N.V. - Chairman, President and CEO, Baker Hughes - Director, Simonelli Santi Service Company S.r.l.	N/A

Linda Knoll	- Director, Schneider Electric SE - Director, Comau S.p.A.	N/A

Essimari Kairisto	- Supervisory Board Member, Freudenberg SE - Director, Fortum Oyi - Supervisory Board Member, TenneT B.V. - Director, Applus+ S.A.	N/A

Olof Persson	- Chairman, New Wave Group - Non-executive Director, World Flight Services	- President and CEO of Volvo Group

SLT members
Name	Current directorships / partnerships	Past directorships / partnerships
Luca Sra	- Chairman, Board of Directors, Iveco Orecchia S.p.A.	N/A

Domenico Nucera	N/A	N/A

Sylvain Blaise	- Chairman, Supervisory Board, Iveco Czech Republic A.S.	- Chairman, Board of Directors, Iveco Czech Republic A.S. - Chairman, Board of Directors, Iveco France S.a.s

Claudio Catalano

-  Chief Executive Officer, Board of Directors, Iveco Defence Vehicles S.p.A.

-  Chief Executive Officer, Board of Directors, Astra Veicoli Industriali S.p.A.

-  Vice Chairman, Board of Directors, IVECO - OTO MELARA S.c.r.l.

- Director, Iveco Defence Vehicles S.p.A.

Thomas Hilse

-  Chairman, Board of Directors, Iveco Magirus AG

-  Managing Director, Management Board, Iveco Magirus Fire Fighting GmbH

-  Managing Director, Management Board, Magirus GmbH

-  Member, Shareholders Committee, Nikola Iveco Europe GmbH

- Director, Nikola Iveco Europe B.V.

Simone Olivati	- Director, CNH Industrial Capital Europe S.a.S. - Director, CNH Industrial Capital Solutions S.p.A. - Director, CNH Industrial Financial Services S.A.	- Alternate Director, CNH Industrial Capital Europe S.a.S.

Francesco Tanzi

-  Director, Istituto Europeo Di Oncologia S.r.l.

-  Director, Pirelli Servizi Amministrazione E Tesoreria S.p.A.

-  Director, Pirelli Sistemi Informativi S.r.l.

-  Chairman, Board of Directors, Hb Servizi S.r.l.

-  Director, Poliambulatorio Bicocca S.r.l.

-  Chairman, Board of Directors, Pirelli International Treasury S.p.A.

-  Director, Pirelli TYRE S.p.A.

- Chairman, Board of Directors, Pirelli Servizi Amministrazione E Tesoreria S.p.A. - Chairman, Board of Directors, Fenice S.r.l. - Sole Director, Beijing Industrial Holding S.r.l.

Annalisa Stupenengo

-  Chairman, Chief Executive Officer, Board of Directors, FPT Industrial S.p.A.

-  Chairman, Board of Directors, Fiat Powertrain Technologies of North America, Inc.

-  Vice Chairman, Board of Directors, SAIC Fiat Powertrain Hongyan Co. Ltd

-  Non-Executive, Independent Director, Prysmian S.p.A.

- Director, Welltec International ApS

Marco Liccardo	- Chairman, Board of Directors, Altra S.p.A. - Member, Supervisory Board, Iveco Magirus AG	N/A

Francesco Tutino	N/A	N/A

11.6	Equity Holdings

The interests of the Directors and Senior Managers (all of whom, unless otherwise stated, are beneficial and include interests of persons connected with a Director or a Senior Manager) in the share capital of CNH Industrial immediately prior to the Demerger will be, and in the share capital of the Company immediately following the Demerger are expected to be:

	Interests in CNH Industrial immediately prior to the Demerger		Interests in the Company immediately following the Demerger(1)

Director/Senior Manager	Number of Shares	Percentage of issued share capital	Number of Shares	Percentage of issued share capital
Suzanne Heywood	129,389	0.01%	25,877	0.01%

Gerrit Marx	206,178	0.02%	41,236	0.02%

Alessandro Nasi	348,994	0.03%	69,798	0.03%

Lorenzo Simonelli	14,327	0.00%	2,865	0.00%

Linda Knoll	147,327	0.01%	29,522	0.01%

Annalisa Stupenengo	127,448	0.01%	25,490	0.01%

Marco Liccardo	26,991	0.00%	5,398	0.00%

Sylvain Blaise	17,750	0.00%	3,550	0.00%

Claudio Catalano	14,947	0.00%	2,989	0.00%

Simone Olivati	5,742	0.00%	1,148	0.00%

Luca Sra	4,543	0.00%	909	0.00%

Thomas Hilse	4,543	0.00%	909	0.00%

Domenico Nucera	2,734	0.00%	547	0.00%

Francesco Tutino	2,734	0.00%	547	0.00%

Notes:

(1)

Data for each director or senior manager may include the Company’s Common Shares that will result from the acceleration of the first tranche of the CNH Industrial EIP and the consequent distribution to such directors and senior managers of Company’s Common Shares in accordance to the Allotment Ratio. Such data do not include the effect of the adjustment mechanisms to ensure that the value of the unvested awards granted to all the beneficiaries (including the CEO) under the CNH Industrial EIP will remain unchanged after the Demerger.

11.7	Remuneration

11.7.1	Board remuneration

Every four years, the Compensation Committee shall submit a clear and understandable proposal to the Board concerning the Remuneration Policy to be pursued with regard to Directors (both Executive Directors and Non-Executive Directors), which will be submitted to the General Meeting for adoption as required by law. A resolution to adopt the Remuneration Policy requires a simple majority of the votes cast. Pursuant to the Articles of Association, remuneration of the Executive Directors shall be determined by the Board with observance of the remuneration policy adopted by the General Meeting. The Executive Directors shall not participate in the deliberations and decision-making on this. The remuneration of the Non-Executive Directors shall be determined by the Board, with observance of the Remuneration Policy adopted by the General Meeting. A proposal with respect to remuneration schemes in the form of shares or rights to subscribe for shares shall be submitted by the Board to the General Meeting for its approval after the Demerger and Admission.

The Remuneration Policy is expected to be adopted by the General Meeting at the proposal of the Board before the completion of the Demerger (the Remuneration Policy). The Remuneration Policy will be designed to competitively reward the achievement of long-term performance goals, aligned with the Company strategic objectives, and to attract, motivate, and retain highly qualified senior executives who are committed to performing their roles in the long-term interest of the Company’s shareholders and other stakeholders.

11.7.2	Remuneration components for the Non-Executive Directors

The remuneration of Non-Executive Directors for their services as members of the Board of the Company will be governed by the Remuneration Policy. As per the date of this Prospectus, no decision has been made as to the remuneration for the Non-Executive Directors nor is it expected that a decision as to the remuneration will be made prior to the Effective Date. It is expected that the remuneration of Non-Executive Directors will be fixed and not dependent on the Company’s financial results. It is also expected that Non-Executive Directors will not be eligible for variable compensation and will not participate in any Company incentive plans. It is further expected that Non-Executive Directors will not receive benefits upon termination of their service as directors.

Paragraph 11.7.4 (Terms of Board members) contains an overview of the terms and conditions of the Non-Executive and Executive members of the Board at the Effective Date.

11.7.3	Remuneration components for the Executive Directors

The following table summarizes the primary remuneration elements for Executive Directors as specified in the Remuneration Policy, and subject to the resolutions that the Board of Directors (as advised by the Compensation Committee) will take in respect of each of the following items in respect of the remuneration of either the Chairperson or the CEO.

REMUNERATION ELEMENTS	DESCRIPTION
Base Salary

The base salary for the Executive Directors takes into consideration the executive’s skills, scope of job responsibilities and experience. The fixed cash compensation set competitively relative to appropriate peer group in line with business performance.

Short-Term Variable	The Executive Directors may be eligible to receive variable compensation, subject to the achievement of annually pre-established, challenging financial and other designated performance objectives.
Long-Term Variable	The Company will have long-term incentives in place, which are designed to align Executive Directors’ interests with the Company’s strategic goals and reward for sustained long-term growth.
Pension and benefit	The Executive Directors participate in retirement saving plans in accordance with Company’s policy and local regulations. Common and customary benefits are provided in line with market practices.

Paragraph 11.7.4 (Terms of Board members) contains an overview of the terms and conditions of the Non-Executive and Executive members of the Board at the Effective Date.

11.7.4	Terms of Board members

(a)	Non-Executive Directors

The ESG Committee periodically assesses the skills represented on the Board and determines whether these meet the Company’s needs. As per the date of this Prospectus, no decision has been made as to the fee structure for the Non-Executive Directors nor is it expected that a decision as to this fee structure will be made prior to the Effective Date. Shortly after the Effective Date the Board of Directors will decide the fee structure for Non-Executive Directors with the aim of ensuring that the Company attracts, retains and appropriately compensates a diverse and internationally experienced board of Non-Executive Directors. It is expected that this fee structure will be aligned to that adopted by CNH Industrial, taking also into account the benchmark practices for EU listed companies.

It is expected that, in accordance to the above-mentioned criteria, on and from Admission, all Non-Executive Directors shall be entitled to an annual fee for performing their role as a Non-Executive Director. Furthermore, separate annual fees will be established for membership of the Audit Committee or for performing the role of chair of the Audit Committee. Likewise, it is also expected that separate fees will be established for membership of the ESG Committee and for performing the role of chair of the ESG Committee, as well as for membership of the Compensation Committee or for performing the role of chair of the Compensation Committee.

Remuneration will be reviewed from time to time and will not be linked to the price of the Common Shares or the Company’s performance.

Each Non-Executive Director will also be entitled to reimbursement of reasonable expenses incurred in connection with the attendance of Board and Board committee meetings.

The Non-Executive Directors will not be entitled to receive any compensation on termination of their appointment and are not entitled to participate in the Company’s bonus or pension schemes.

The Non-Executive Directors will be subject to confidentiality undertakings without limitation in time. They will not be subject to non-compete restrictive covenants.

(b)	Executive Directors

A summary of the Executive Director remuneration immediately following the First Trading Date is provided below and further explanatory details will be provided in the Company’s first Remuneration Report.

(a)	Annual base pay

Base salaries will be reviewed annually and take into account several factors including the Executive Director’s role, experience and skills, and market data. The Compensation Committee retains the discretion to increase salaries above the current rate where appropriate (for example due to a material change to the scope of the role), or where the salary is materially out of line with market levels.

As per the date of this Prospectus, no decision has been made as to the base salary for the Chairperson nor is it expected that a decision as to this base salary will be made prior to the Effective Date. The base salary for the CEO is expected to be €750,000 per annum.

(b)	Short-term variable annual cash bonus (STI)

Executive Directors may be eligible to receive variable compensation contingent on the achievement of pre-established, challenging financial and other designated performance objectives. The variable components of the Executive Directors’ remuneration demonstrate the Company’s commitment to shareholders and long-term value creation by using metrics that align with the Company’s strategy of delivering exceptional operating performance and shareholder returns.

As per the date of this Prospectus, no decision has been made as to the eligibility of the Chairperson for grants under the STI nor is it expected that a decision as to this eligibility will be made prior to the Effective Date.

For the CEO it is expected that the annual bonus target will be at least equal to 110% of the base salary with a payout ranging from zero to 200% according to goals achievement and subject to any conditions or other adjustments that would be decided by the Compensation Committee in its discretion.

(c)	Long-term variable incentive plan (LTI)

The Executive Directors will be eligible to receive variable compensation contingent on the achievement of pre-established, challenging financial and other designated performance objectives. The variable components demonstrate the Company’s commitment to shareholders and long-term value creation by using metrics that align with the Company’s strategy of delivering exceptional operating performance and shareholder returns.

As per the date of this Prospectus, no decision has been made as to the eligibility of the Chairperson for grants under the LTI nor is it expected that a decision as to this eligibility will be made prior to the Effective Date.

The CEO will be eligible to be granted annual LTI awards under the future Company’s equity incentive plan in the form of performance stock units (“PSU”) with a targeted annual value of € 3,000,000 and covering a three-year performance cycle. Such awards shall be determined by the Compensation Committee. See also paragraph 11.8 (Equity Incentive Plans) for further details.

(d)	Pension contribution and other fringe benefits

The Chairperson and CEO are entitled to receive employer pension contributions in compliance with local requirements and Company’s policies.

To the extent any new Executive Directors join the Board in the future, their pension contribution rate will be in line with local requirements and Company’s policies. Any changes in the pension arrangements may be reflected in Executive Director remuneration.

As per the date of this Prospectus, no decision has been made as to the eligibility of the Chairperson for fringe benefits nor is it expected that a decision as to this eligibility will be made prior to the Effective Date.

The CEO will be entitled to customary perquisites and fringe benefits, such as a company car, medical insurance, accident insurance, tax preparation assistance, and relocation and retiree healthcare benefits, in line with competitive offering for executives in the country where employed.

(e)	Severance benefits

As per the date of this Prospectus, no decision has been made as to the eligibility of the Chairperson for severance benefits nor is it expected that a decision as to this eligibility will be made prior to the Effective Date.

In the event of an involuntary termination of employment other than for cause, the CEO is entitled to receive up to a maximum of twelve months’ base salary, in accordance with the Dutch Corporate Governance Code. Payment of severance benefit is contingent upon the CEO complying with restrictive covenants, such as non-competition and non-solicitation, for a period of two years.

(f)	Other

The remuneration payable to the Executive Directors, as described above, is in all cases subject to any applicable regulatory requirements.

11.7.5	Executive Directors’ Remuneration for the financial year ended December 31, 2020

The remuneration for the Executive Directors, Suzanne Heywood (who served as Chair and interim CEO of CNH Industrial) and Gerrit Marx (who was President and CEO of Iveco S.p.A.), respectively, for the financial year ended December 31, 2020 was as follows:

Executive Director	Base salary	Cash Bonus	Equity	Pension contributions	Fringe benefits	Total
	(in €)
Suzanne Heywood	588,469	2,037,323	274,008	370,374	-	3,270,175
Gerrit Marx	488,437	125,400	1,822,581	27,132	54,805	2,518,355

11.7.6	Non-Executive Directors’ Remuneration for the financial year ended December 31, 2020

As the Non-Executive Directors will be appointed after December 31, 2020, no remuneration was paid to the Non-Executive Directors for the financial year ended December 31, 2020.

11.7.7	Remuneration members of the SLT for the financial year ended December 31, 2020

The following table describes the aggregate remuneration for the members of the SLT (other than the Executive Director) for their services as members of the management of the Group for the year ended December 31, 2020.

	Base salary	Cash bonus	Equity	Pension contributions	Fringe benefits	Total
	(in €)
SLT members	2,033,656	971,400	1,604,152	518,405	124,140	5,251,750

11.8	Equity Incentive Plans

As part of the Demerger, any awards outstanding under the CNH Industrial EIP, and held by directors, officers and other employees employed by the Iveco Group Business vesting on 2022 will accelerate in December 2021 and therefore the related equity incentives (for approximately 1,761,203 CNH Industrial common shares) will be issued by CNH Industrial. The awards under the CNHI Industrial EIP vesting in 2023 and 2024 will be rolled-over to the Company as per the Effective Date and namely at the Effective Date such awards will entitle the holder, subject to its terms, to Common Shares of the Company. Such roll-over of the current equity incentive plan of CNH Industrial will entail that any right granted with respect to CNH Industrial common shares vesting in 2023 and 2024 will be converted at the Allotment Ratio in the same right with respect to Iveco Group common shares. For the CEO, the application of the Allotment Ratio will entail that upon Demerger he will hold 10,767 Restricted Stock Units (“RSUs”) of the Company maturing in April 2023; no less than 10,767 RSUs maturing in 2024; and 89,460 Performance Share Units (“PSUs”) of the Company. Such PSUs will mature in February 2024, subject to the achievement of defined key performance indicators relating to (i) average of Industrial Return on Invested Capital (ROIC) (weighted 50%), and (ii) Cumulative Adjusted

Earnings per Share (EPS) (weighted 50%). The Company’s Total Shareholder Return (TSR) among a selected peer group of companies in the period 2021-2023 will act as downward/upward multiplier that can adjust the number of PSUs from 0.75 to 1.25. The roll-over CNHI Industrial EIP will also include appropriate adjustment mechanisms to ensure that the value of the unvested awards granted to all the beneficiaries (including the CEO) under such plan will remain unchanged.

Future equity incentive plans in favor of directors, officers, and other employees of the Group, if any, will be in compliance with the Company’s Remuneration Policy and will be subject to approval of the Board of Directors (upon recommendation of the Compensation Committee) and, to the extent required by applicable laws and regulations, to the favorable vote of the general meeting of the shareholders.

11.8.1	Share ownership guidelines

All shares of the Company delivered to the Executive Directors (after applicable tax withholdings) under equity awards that are earned will be subject to a five (5) year holding period from the date of grant. The share ownership guidelines will require that the Executive Directors own shares of the Company with an aggregate value of not less than five (5) times base salary within five (5) years following the Effective Date of the Executive’s appointment.

11.9	Board Liability, Insurance and Indemnity

Executive Directors and Non-Executive Directors may be liable, under Dutch law, for damages in the event of improper or negligent performance of their duties. They may be held liable for damages to the Company and to third parties for infringement of certain provisions of Dutch law or the Articles of Association. Such liability may be joint and several. In certain circumstances, they may also incur other specific civil and criminal liabilities.

Furthermore, the Articles of Association will provide that the Company shall indemnify any and all of its Directors, officers, former Directors, former officers and any person who may have served at its request as a Director or officer of another company in which it owns shares or of which it is a creditor, against any and all expenses actually and necessarily incurred by any of them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of being or having been Director or officer of the Company, or of such other company, except in relation to matters as to which any such person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty. Such indemnification shall not be deemed exclusive of any other rights to which those indemnified may be entitled otherwise.

Executive Directors, Non-Executive Directors and certain other members of the Company’s senior management, to the extent they carry out responsibilities of the Board, will be insured under a director’s and officer’s liability insurance policy taken out by the Company against damages resulting from their conduct when acting in their capacities as Directors or officers with coverage and terms customary for a publicly listed company of the size of the Company.

11.10	Conflicts of Interest and Related Party Transactions

In accordance with Dutch law, an Executive Director or Non-Executive Director shall not participate in any discussions and decision-making process if he or she has a direct or indirect personal interest conflicting with the interests of the Company (or in the event of being involved in a related party transaction within the meaning of Section 2:169 paragraph 4 DCC). If there is such personal conflict of interest in respect of all Directors (or in the event all Directors are involved in a related party transaction within the meaning of Section 2:169 paragraph 4 DCC), the decision shall nevertheless be taken by the Board.

Pursuant to the Board Regulations, a Director having a conflict of interest shall immediately report any (potential) direct or indirect personal interest to the Senior Non-Executive Director (and, in case of an Executive Director, also to the other Directors) and shall provide all relevant information, including information concerning his or her spouse, registered partner or other partner, foster child and relatives by blood or marriage up to the second degree as defined under Dutch law. In the event that the Senior Non-Executive Director has a (potential) conflict of interest, the Senior Non-Executive Director shall report such (potential) conflict of interest to the Chair.

In addition, the Board Regulations state that the Board as a whole may, on an ad hoc basis, resolve that there is such a strong appearance of a conflict of interest of a Director in relation to a specific matter, that it is deemed in the best interest of a proper decision making process that such Director be excused from participation in the decision making process with respect to such matter even though such Director may not have an actual conflict of interest.

According to Dutch law, if a Director does not comply with the provisions on conflicts of interest, the resolution concerned is subject to nullification (vernietigbaar) and such Director may be held liable by the Company. As a general rule, the existence of a (potential) conflict of interest does not affect the authority to represent the Company as described under paragraph 11.3.1 (Powers, Responsibility and Function). Furthermore, as a general rule, agreements and transactions entered into by a company cannot be annulled on the grounds that a decision of its board of directors was adopted with the participation of conflicted member(s) of the board of directors. However, under certain circumstances, a company may annul such an agreement or transaction if the counterparty misused the relevant conflict of interest.

Dutch law stipulates that material transactions with related parties that are (a) not entered into in the ordinary course of business of the Company or (b) that are not concluded on normal market terms, require approval of the Board. Prior to Admission, the Board shall establish an internal procedure to periodically assess whether transactions are concluded in the ordinary course of business and on normal market terms. Directors that are involved in the related party transaction are prohibited from participating in the deliberations and voting on the matter. If, as a result, no Board resolution can be adopted, the Articles of Association provide that the resolution can nevertheless be adopted by the Board.

Such material transactions must be made public by the Company at the time the transaction is entered into. Transactions with related parties are considered material if (i) information on the transaction qualifies as inside information under the Market Abuse Regulation ((EU) No. 596/2014) (the Market Abuse Regulation or MAR) and (ii) such transaction is entered into with one or more holders of shares in the Company representing at least 10% of issued share capital, or a member of the management board or supervisory board of the Company. Transactions that are in itself non-material, but which are entered into with the same related party during the same financial year, are jointly considered material.

In addition, the Dutch Corporate Governance Code requires that transactions that are of a material significance to the Company and/or to legal or natural persons who hold at least 10% of the Shares are published in the management report of the Board.

The Company should not grant Directors any personal loans, guarantees or the like unless in the normal course of business and on terms applicable to the personnel as a whole, and after approval of the Non-Executive Directors.

11.11	Potential Conflicts of Interest of Directors and members of the SLT

11.11.1	Directors

Other than as described below, no Director has a conflict of interest (actual or potential) between his or her duties to the Company and his or her private interests and/or other duties.

Suzanne Heywood, who will be appointed executive director and Chairperson of the Company effective upon completion of the Demerger, is also executive director and chair of CNH Industrial and will continue to serve in such capacity after completion of the Demerger. In addition, Alessandro Nasi, who will be appointed non-executive director of the Board of Directors effective upon completion of the Demerger, is also a non-executive director of the board of directors of EXOR and CNH Industrial and it is expected that he will continue to stand for re-election as a director of CNH Industrial at the next general meeting of shareholders to be held in mid-April 2022. For clarity, apart from Suzanne Heywood and Alessandro Nasi, the other current directors of CNH Industrial who will also be a member of the Board of Directors of Iveco Group (i.e. Tufan Erginbilgic and Lorenzo Simonelli) will voluntarily resign as directors at CNH Industrial prior to the Effective Date. Suzanne Heywood and Alessandro Nasi will owe duties both to Iveco Group and to CNH Industrial, which may raise potential conflicts of interest should the Company, after the Effective Date, have to enter into new transactions (or amend existing transactions as the case may be) with CNH Industrial.

Considering also that the Company and CNH Industrial will operate in different product markets, the Company does not expect that the circumstances described above will cause any of the Directors to have a conflict with the duties they owe to the Company. However, the Board Regulations will include arrangements to ensure that the Board will in each relevant situation handle and decide on any (potential) conflict of interest.

11.11.2	SLT members

None of the members of the SLT have a conflict of interest (actual or potential) between his or her duties to the Company and his or her private interests and/or other duties.

11.12	Related Party Transactions

11.12.1	Related Party Transaction Policy

The Board shall draw up a related party transaction policy in accordance with Dutch law, for the purpose of providing a procedure that prevents related parties from taking advantage of their position and provide adequate protection for the interests of the Company and its stakeholders. CNH Industrial will specifically be considered a related party for the purpose of this policy, given the Demerger and the background as former group company of the Company as referred to in Section 2:24b DCC. A Director shall not participate in the discussions and/or decision-making process on a subject or transaction in the event of being involved in a related party transaction within the meaning of Section 2:169 paragraph 4 DCC. The related party transaction policy provides procedures for members of the Board to notify a potential related party transaction. Potential related party transactions shall be subject to review by the Board. The related party transaction policy stipulates when a transaction qualifies as a related party transaction. No such related party transactions shall be undertaken without the approval of the Board.

Set forth below is a summary of such transactions of the Company with related parties for the financial years ended December 31, 2020, 2019, and 2018 as well as for the current financial year 2021 up to the date of this Prospectus. Further information, including quantitative amounts, of related party transactions are contained in Note 32 “Related party transactions” to the Company’s Combined Financial Statements and Note 28 “Segment reporting” to the Company’s Interim Condensed Combined Financial Statements, which are included elsewhere in this Prospectus.

11.12.2	Agreements between the Company and the CNH Industrial Group post-Demerger

Prior to the completion of the Demerger, the Company is a wholly-owned directly and indirectly held subsidiary of CNH Industrial. Before the Demerger, the CNH Industrial Group post-Demerger and the Company entered into agreements, primarily of commercial nature, but also covering general administrative and specific technical matters as well as services provided by CNH Industrial and vice versa.

Master Service Agreements

In relation to services (related to lease of premises, IT services, promotion and marketing activities, warehouse management, human resources, and other corporate functions) provided by either the Company to CNH Industrial Group post-Demerger and vice versa, in connection with the execution of the Demerger Deed, the Company and CNH Industrial Group post-Demerger entered into a two-year Master Services Agreement (MSA) whereby each Party (and its subsidiaries) may provide services to the other (and its subsidiaries).

The reason for both parties of entering into the MSA is the result of the realization that in certain areas (and namely lease of premises, IT services, promotion and marketing activities, warehouse management, human resources, and other corporate functions) a complete duplication of the entire range of in-house services currently existing before the Demerger would result in unnecessary separation costs. The MSA is intended to constitute an umbrella agreement allowing both parties to continue receiving (or providing as the case may be) such services substantially at the same terms and conditions in place before the Demerger for an interim period. The identification of each of the services and their peculiar terms and conditions is governed by ad hoc Opt-in arrangements. The term of the MSA is two years, with the possibility of renewals, but it is expected that a substantial part of these services will be provided for a shorter period of time, whereas services related to premises and warehouses are expected to continue in the medium-long term. Upon termination of the MSA (or of each of the Opt-in letter) the receiving party may be required either to purchase the line of business providing such services at fair market value or to indemnify the service provider from any direct cost incurred as a result of such termination.

Engine Supply Agreement

In relation to the design and supply of off-road engines from the Company to CNH Industrial Group post-Demerger, in connection with the execution of the Demerger Deed, the Company and CNH Industrial Group post-Demerger entered into a ten-year Engine Supply Agreement (ESA) whereby the Company will sell to CNH Industrial Group post-Demerger diesel, CNG and LNG engines and provide post-sale services. Prices of the current engines have been agreed in consistency with past practices and will be subject to revision for raw material cost fluctuations. The price of future engines will be agreed between the parties. The ESA provides for mechanisms incentivizing both parties to maximize efficiencies and quality improvements, such as bonus-malus arrangements to incentivize FPT to reach or exceed predetermined targets in warranty costs and reduction of prices (or, as the case may be, to penalize FPT in case of failure to reach the same predetermined targets) with the ultimate result of fostering the reduction over time of warranty costs and the quality and technical improvement on a continuous basis of the engines and related spare parts supplied under the ESA.

Financial Service Agreement

In relation to financial services activities to be carried out post-Demerger by either the Company in favour of CNH Industrial Group or vice versa, in connection with the execution of the Demerger Deed, the Company and CNH Industrial Group post-Demerger will enter into a Master Services Agreement (FS MSA), whereby each Party (and its subsidiaries) may provide services to the other (and its subsidiaries) and/or financial services activities to their customers, distribution networks, and suppliers. Neither Party has taken funding commitments in favour of the other party nor its suppliers, dealers, and networks. The FS MSA is intended to provide to both the Company and CNH Industrial Group access to such ancillary services substantially at the same terms and conditions in place before the Demerger. The FS MSA term is three years and it may be renewed for additional terms with the consent of both parties. Upon termination the party receiving such services may be required either to purchase the line of business providing such services at fair market value or to indemnify the service provider from any direct cost incurred as a result of such termination.

Further, under the terms of the FS MSA, the servicing of the receivable portfolios related to the captive activity of each group (Off-Highway and Iveco Group), as attributed to each group, will be performed by Iveco Group’s Financial Services segment insofar as it relates to the European operations of both groups, whereas CNH Industrial post-Demerger will provide financial services to Iveco Group companies in the rest of the world. See also paragraph 4.2 (Legal structure before and after the Demerger).

11.12.3	Agreements with EXOR subsidiaries and associates

EXOR is an investment holding company, and it is the major shareholder of CNH Industrial. As of October 31, 2021, among other things, EXOR managed a portfolio that includes the investment in Stellantis. The Company did not enter into any significant transactions with EXOR during the six months ended June 30, 2021 and 2020, as well as in each of the three years ended December 31, 2020, 2019 and 2018.

In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (the Stellantis MSA) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the Stellantis MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the Stellantis MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. Stellantis subsidiaries are continuing to provide the Company with administrative services such as accounting, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the Stellantis MSA and the applicable Opt-in letters. The Stellantis MSA has a two-year term renewable upon agreement of both parties. In the event the Stellantis MSA is not renewed the Group may be required (or has the option to require as the case may be) to either purchase at fair market value the line of business dedicated to providing such services for the benefit of the Group or to indemnify the service provider from any direct cost incurred as a result of such termination.

Furthermore, the Company and Stellantis may engage in other minor transactions in the ordinary course of business.

11.13	Employees

11.13.1	Introduction

The ability to attract, retain, and further develop qualified employees is crucial to the success of the Group’s businesses and its ability to create value over the long-term. The Group’s business is, by its nature, labor intensive and this is reflected in the high number of Group hourly employees.

11.13.2	Number of employees

The following tables show the breakdown of the number of employees by segment and by region as at December 31, 2020, 2019, and 2018:

	As at December 31,

(number)	2020	2019	2018

Commercial and Specialty Vehicles	24,230	23,692	23,933

Powertrain	8,197	8,064	8,265

Financial Services	469	477	480

Other activities	68	67	71

Total	32,964	32,300	32,749

(number)	2020	2019	2018

Europe	28,615	28,309	28,521

Italy	12,732	12,617	12,856

France	4,460	4,518	4,545

Spain	3,826	3,730	3,790

Czech Republic	3,182	3,110	2,982

Germany	2,588	2,556	2,609

Switzerland	436	440	427

Austria	285	290	277

U.K.	265	241	242

Romania	210	215	209

Portugal	152	113	109

Belgium	116	118	106

Other	363	361	369

South America	2,842	2,438	2,470

North America	63	68	53

Rest of World	1,444	1,485	1,705

Total	32,964	32,300	32,749

11.13.3	2020 compared to 2019

As of December 31, 2020, the Group had 32,964 employees, an increase of 664 from the 32,300 employees at year-end 2019. The change was mainly attributable to the difference between new hires (approximately 2,200) and departures (approximately 1,800) during the year. A further increase of approximately 100 employees was due to changes in the scope of the operations, with focus on the FPT Industrial acquisitions of Dolphin N2 and Potenza Technology in U.K., specialized, respectively, in innovative internal combustion engine technology and in the design and development of electric and hybrid electric powertrain systems. These acquisitions are part of the Group’s focus on reducing environment impact and providing alternative propulsion solutions, to ensure its brands’ global customers access to technological advancements. A further increase of approximately 170 salaried employees was due to a transfer of undertaking related to the Purchasing activities for Iveco S.p.A. and FPT Industrial S.p.A. from CNH Industrial Italia S.p.A. Excluding the changes in the scope of operations and the transfer of undertaking, the increase compared to year-end 2019 is attributable mainly to the hiring of fixed-term workers in manufacturing from the end of third quarter 2020, primarily in South America. Decrease in salaried employees due to the hiring containment related to the global COVID-19 pandemic was offset by a moderate workforce increase in Research and Development personnel to strengthen the pool of skills and competencies in view of technology transitions, particularly electrification, autonomous driving, and alternative propulsion solutions.

11.13.4	2019 compared to 2018

As of December 31, 2019, the Group had 32,300 employees, a decrease of 449 from the 32,749 employees at year-end 2018. The change was mainly attributable to the difference between new hires (approximately 2,300) and departures (approximately 2,600) during the year. A further decrease of approximately 130 employees was due to changes in the scope of operations, mainly related to the sale of the Group’s Truckline parts business (retailer and distributor of aftermarket commercial vehicle parts and accessories in Australia). Excluding the changes in the scope of operations, the decrease compared to year-end 2018 is attributable to the drop in permanent and fixed-term workers in manufacturing, primarily in the Powertrain segment in Europe, and to the decrease in salaried employees (due to optimizations linked to market trends) in the Commercial and Specialty Vehicles segment mainly in Europe. The decrease was partially offset by a moderate workforce increase in Research and Development personnel to strengthen the pool of skills and competencies in view of technology transitions, particularly electrification, autonomous driving, and alternative propulsion solutions.

11.13.5	Collective Bargaining

In Europe, most employees are covered by collective labor agreements (CLAs) stipulated either by a subsidiary within the Group or by the employer association for the specific industry to which the Group’s subsidiary belongs.

In Italy, the approximately 12,500 Group employees are covered by the CLA that continues through December 31, 2022. The approximately 260 Group managers are covered by the 2016 CLA extended on October 21, 2020 until December 31, 2022.

Although the Company believes that the Group’s relations with employees and unions representing them are generally positive, current or future issues with labor unions might not be resolved favorably, and the Group may experience work interruptions or stoppages that could significantly impact the volume of products it manufactures and sells.

12.        Description of Share Capital and Corporate Governance

12.1	General

Set out below is a summary of certain relevant information concerning the Company’s share capital and of certain significant provisions of Dutch law and the Articles of Association. It is based on relevant provisions of Dutch law as in effect on the date of this Prospectus and the Articles of Association as these will be in effect ultimately on the Effective Date.

This summary does not purport to give a complete overview and should be read in conjunction with, and is qualified in its entirety by reference to the relevant provisions of Dutch law as in effect on the date of this Prospectus, the Articles of Association and the Board Regulations, in each case as they will be in effect ultimately on the Effective Date. The Articles of Association in the governing Dutch language (and an unofficial English translation) are available on the Company’s website (www.ivecogroup.com/investor_relations/demerger_documents/Articles_of_Association_(Dutch).pdf) as well as the Board Regulations in the English language (www.ivecogroup.com/investor_relations/demerger_documents/Board_Regulations.pdf). See also paragraph 11.1 (General).

The Company is a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands on June 16, 2021, with its statutory seat (statutaire zetel) in Amsterdam, the Netherlands, and registered with the trade register of the Chamber of Commerce of the Netherlands (Kamer van Koophandel) under number 83102701. The commercial name of the Company is “Iveco Group”. The principal office and business address and effective management of the Company is in Turin, Italy at Via Puglia 35, and it is registered at the Italian Commercial Register kept at the Chamber of Commerce in Turin under company number 12520180014. The telephone number of the Company is +39 011 0072111. Its legal entity identifier is 549300ZWF2ZJDD9EOR96.

12.2	Corporate Objectives

The Company’s corporate objectives are included in the Articles of Association.

The objectives of the Company are:

(a)

to incorporate, to participate in any way whatsoever, to manage, to coordinate businesses and companies which are engaged in the design, engineering, manufacture, marketing, sales, distribution, maintenance, repair, remanufacturing and/or resale of a full range (including vehicles adopting alternative propulsion solutions) of commercial vehicles for the transportation and distribution of goods, buses, quarry and mining equipment, firefighting vehicles, and vehicles for civil defence and peace-keeping missions and a range of engines, propulsion systems, transmission systems, axles and components for on- and off-road applications, as well as for marine and power generation, alternative propulsion systems, and/or replacement parts and goods for any of the foregoing and to act as holding company for such companies;

(b)	to finance businesses and companies;

(c)	to borrow, to lend and to raise funds, in any form including the issue of bonds, debentures, promissory notes or other securities as well as to enter into agreements related thereto;

(d)	to render guarantees, to bind the company and to pledge its assets for obligations of the companies and businesses with which it forms a group and third parties;

(e)	to obtain, manage, exploit and alienate registered property and items of property in general;

(f)	to trade and invest in currencies, securities and items of property in general;

(g)	to enter into derivatives contracts;

(h)	to enter into and manage cash pool agreements and any other type of cash concentration agreements;

(i)	to invest liquidity;

(j)	to exploit and to trade patents, trademarks, licences, know-how and other intellectual property rights;

(k)	to render advice and services to businesses and companies with which the company forms a group and to third parties;

(l)	to perform any and all activity of industrial, financial, treasury or commercial nature,

as well as everything pertaining to the foregoing, relating thereto or conducive thereto, all in the widest sense of the word.

12.3	Authorized, Issued and Outstanding Share Capital

The Shares are subject to and have been created under Dutch law.

Under Dutch law, a company’s authorized share capital sets out the maximum amount and number of shares that it may issue without amending its articles of association.

Pursuant to the Articles of Association, the Company’s authorized share capital will be €8,000.000 consisting of four hundred million (400,000,000) Common Shares and four hundred million (400,000,000) Special Voting Shares, each having a par value of one euro cent (€0.01).

As at the date of this Prospectus, the Company’s issued share capital is fully paid up and held by CNH Industrial. The amount of issued share capital of the Company immediately after the Demerger may slightly be increased as a consequence of the expected issuance by CNH Industrial of approximately 1,761,203 CNHI industrial common shares to serve the CNH industrial EIP (issuance expected to occur in December). As a result of such issuance at the Demerger, an additional 352,240 Company’s common shares would be issued.

12.4	Major Shareholders

The following two tables set forth the shareholders of the Company which, to the Company’s knowledge, will directly or indirectly have a notifiable interest in the Company’s capital and voting rights within the meaning of the DFSA based on their expected shareholding in CNH Industrial immediately following completion of the Demerger.

Shareholder	Number of CNH Industrial Common Shares held		Percentage of outstanding CNH Industrial shares held(1)	Number of votes held in relation to CNH Industrial Common Shares		Number of CNH Industrial Special voting shares held	CNH Industrial voting rights
EXOR N.V.(2)	366,927,900		27%	366,927,900		366,927,900	41.68%
Harris Associates L.P.	-		-	87,178,442	(3)	-	4.95%
BlackRock, Inc	51,142,317	(4)	2.9%	62,308,948	(5)	-	3.54%

(1)	For the purposes of this column of the table, the percentages of the CNH Industrial shares refer to both the CNH Industrial Common Shares and the CNH Industrial Special Voting Shares.
(2)	EXOR N.V. is controlled by Giovanni Agnelli B.V.
(3)

Based on the allocation rate and the filing made by Harris Associates L.P. with the public register substantial holdings and gross short positions held by the AFM on 24 September 2021, Harris Associates L.P. (i) does not hold CNH Common Shares but (i) does hold indirectly (real) 87,178,442 voting rights in relation to CNH Common Shares.

(4)

Based on the filing made by BlackRock, Inc with the public register substantial holdings and gross short positions held by the AFM on 9 June 2021, BlackRock, Inc holds (i) indirectly (real) 50,470,518 CNH Common Shares and (ii) indirectly (potential) 671,799 CNH Common Shares.

(5)

Based on the filing made by BlackRock, Inc with the public register substantial holdings and gross short positions held by the AFM on 9 June 2021, BlackRock, Inc holds (i) indirectly (real) 61,624,450 voting rights in relation to CNH Common Shares and (ii) indirectly (potential) 684,498 voting rights in relation to CNH Common Shares.

Shareholder	Number of Iveco Group Common Shares held	Percentage of outstanding Iveco Group shares held	Number of votes held in relation to Iveco Group Common Shares	Number of Iveco Group Special Voting Shares held	Iveco Group voting rights
EXOR N.V.	73,385,580	27%	73,385,580	73,385,580	41.68%
Harris Associates L.P.	-	-	17,435,688	-	4.95%
BlackRock, Inc	10,228,463	2.9%	12,461,789	-	3.54%

12.5	History of Share Capital

Other than the Existing Iveco Shares, the Company has not issued any Shares prior to the date of this Prospectus.

The Existing Iveco Shares will be transferred from CNH Industrial to the Company as part of the Demerger by universal title succession. Immediately upon the Demerger having become effective, the Company will cancel all Existing Iveco Shares that it will then have acquired as part of the Demerger by virtue of Section 2:334x, paragraph 3 DCC. The aggregate nominal value of the Existing Iveco Shares will be added to the share premium reserve attached to the Common Shares.

12.6	Form and Transfer of Shares

Upon Admission, the Company’s issued share capital will be divided into 270,858,973 Common Shares and 74,247,895 Special Voting Shares. The amount of issued share capital of the Company immediately after the Demerger may slightly be increased as a consequence of the expected issuance by CNH Industrial of approximately 1,761,203 CNHI industrial common shares to serve the CNH industrial EIP (issuance expected to occur in December). As a result of such issuance at the Demerger, additional 352,240 Company’s common shares would be issued. All Shares are in registered form (op naam) and are only available in the form of an entry in the Company’s shareholders’ register. No certificates (aandeelbewijzen) will be issued.

On the Settlement Date, Monte Titoli will credit the Common Shares to the accounts of the financial intermediaries participating with Monte Titoli with respect to the Common Shares distributed to beneficiaries holding CNH Common Shares and Computershare will register the Special Voting Shares in the Loyalty Register (as defined below) in the name of the holders of CNH Special Voting Shares.

Application has been made for the Common Shares to be accepted for clearance through the book-entry facilities of Monte Titoli which has its offices at Piazza degli Affari 6, Milan, Italy.

12.7	Special Voting Shares

The Company will have a loyalty voting program. The loyalty voting program effectively awards one additional vote for each Qualifying Common Share by means of the issue of Special Voting Shares. The Special Voting Shares carry the same voting rights as Common Shares.

In connection with the Demerger, the Company will allot to each CNH Shareholder that, in addition to holding CNH Common Shares, is registered in the CNH Loyalty Register will be registered in the Loyalty Register for the corresponding number of Common Shares pursuant to the Allotment Ratio. If such CNH shareholder also holds CNH Special Voting Shares, it will, by operation of law, receive a number of Special Voting Shares that is equal to the number of Common Shares for which it will be registered in the Loyalty Register. If such CNH Shareholder is registered in the CNH Loyalty Register electing to receive CNH Special Voting Shares upon completion of the required holding, it will also be registered in the Loyalty Register electing to receive Special Voting Shares upon completion of the required holding period, whereby the holding period to receive Special Voting Shares shall be shortened with the period for which such holder of Common Shares had already been registered in the CNH Loyalty Register. If the number of CNH Special Voting Shares remains unchanged from the date hereof until completion of the Demerger, EXOR would be allotted 73,385,580 Special Voting Shares and hold approximately 42% percent of the voting power in us. See also Section 4 (The Demerger and Admission) for more information on the Demerger.

At any time, a holder of Common Shares that subject to meeting certain conditions, can be registered in the Loyalty Register and may qualify as qualifying common shares (Qualifying Common Shares) or any Electing Common Shares (as defined below) that would become Qualifying Common Shares if held in such register after an uninterrupted period of at least three years after registration (i.e. the Loyalty Register) wishing to transfer such Common Shares other than in limited specified circumstances (i.e., transfers to affiliates or to relatives through succession, donation or other transfers) must first request a de-registration of such shares from the Loyalty Register and if held outside the system maintained and operated by Monte Titoli S.p.A. or the direct registration system maintained by the Agent, as applicable (the Regular Trading System), transfer such Common Shares back into the Regular Trading System. After de-registration from the Loyalty Register, such Common Shares no longer qualify as Electing Common Shares or Qualifying Common Shares and the holder of such Common Shares is required to offer and transfer the Special Voting Shares associated with such Common Shares to the Company for no consideration (om niet).

Special Voting Shares and the Loyalty Voting Program

Subject to meeting certain conditions, the Common Shares can be registered in the Company’s Loyalty Register and all such Common Shares may qualify as Qualifying Common Shares. The holder of Qualifying Common Shares is entitled to receive without consideration one special voting share in respect of each such Qualifying Common Share. Pursuant to the Terms and Conditions of the Special Voting Shares, and for so long as the Common Shares remain in the Loyalty Register, such Common Shares shall not be sold, disposed of, transferred, except in very limited circumstances (i.e. transfers to affiliates or to relatives through succession, donation or other transfers (defined in the Terms and Conditions of the Special Voting Shares as Loyalty Transferee)), but a Shareholder may create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Common Shares, provided that the voting rights in respect of such Common Shares and any corresponding Special Voting Shares remain with such Shareholder at all times. Shareholders who want to directly or indirectly sell, dispose of, trade or transfer such Common Shares or otherwise grant any right or interest therein, or create or permit to exist any pledge, lien, fixed or floating charge or other encumbrance over such Common Shares with a potential transfer of voting rights relating to such encumbrances will need to submit a de-registration request as referred to in the Terms and Conditions of the Special Voting Shares, in order to transfer the relevant Common Shares to the Regular Trading System except that a Shareholder may transfer Common Shares included in the Loyalty Register to a Loyalty Transferee (as defined in the Terms and Conditions of the Special Voting Shares) of such Shareholder without transferring such shares from the Loyalty Register to the Regular Trading System.

Shareholders who seek to qualify to receive Special Voting Shares can also request to have their Common Shares registered in the Loyalty Register. Upon registration in the Loyalty Register such shares will be eligible to be treated as Qualifying Common Shares, provided they meet the conditions more fully described under “Terms and Conditions of the Special Voting Shares” below.

Notwithstanding the fact that article 11 of the Articles of Association will permit the Board to approve transfers of Special Voting Shares, the Special Voting Shares cannot be traded and will be transferable only in very limited circumstances (i.e. to a Loyalty Transferee described above, or to the Company for no consideration (om niet)).

Any transfer of Common Shares that are registered on the Loyalty Register will trigger the de-registration of such Common Shares from that register and any associated Special Voting Shares will automatically be surrendered to the Company for no consideration.

The purpose of the loyalty voting program is to grant long-term Shareholders an extra voting right (as qualifying shareholders are entitled to exercise an additional vote through the Common Share and the associated Special Voting Share held). The Special Voting Shares will not entitle the long-term Shareholder to additional economic entitlement. The entitlement to dividend and other distribution will effectively be calculated on the basis of the number of Common Shares held by a Shareholder, irrespective of the number of Special Voting Shares may also hold. Notwithstanding, under Dutch law, for a public company (naamloze vennootschap) such as the Company, no shares can be entirely excluded from economic entitlements. As a result, in accordance with Dutch law, the Articles of Association provide that holders of Special Voting Shares will be entitled to a minimal dividend per Special Voting Share of 1% of the nominal value of such Special Voting Share, which is then allocated to the Special Dividend Reserve. Only the holders of Special Voting Shares hold entitlement to the balance of the Special Dividend Reserve. The distribution of any amounts from the Special Dividend Reserve can only be authorized with the approval of the general meeting of the holders of Special Voting Shares upon proposal of the Board. The power to vote upon the distribution from the Special Dividend Reserve will be the only power that is granted to that meeting and which meeting can only be convened by the Board as it deems necessary. The Special Voting Shares will not have any other economic entitlement.

Further, pursuant to article 21 of the Articles of Association, the Company shall have to maintain a special capital reserve to be credited against the share premium exclusively for the purpose of facilitating any issuance or cancellation of Special Voting Shares. No payments will be made to the holders of Special Voting Shares upon their cancellation. Also, the obligation to pay up the Special Voting Shares upon their issuance will be fully settled against the special capital reserve. There will not be any additional payments required from those being issued the Special Voting Shares.

Considering the purpose of the Loyalty Voting Program to only grant additional voting rights to long-term Shareholders while at the same time keeping the entitlement to dividend distributions equally for all shareholders, both the provisions described above, Special Voting Shares establish immaterial economic entitlements for the Special Voting Shares. Such economic entitlements are designed only to comply with Dutch law but are immaterial for investors.

Section 9 of the Terms and Conditions of the Special Voting Shares include liquidated damages provisions intended to deter any attempt by holders to circumvent the Terms and Conditions of the Special Voting Shares. Such liquidated damages provisions may be enforced by the Company by means of a legal action brought by the Company before competent courts of Amsterdam, the Netherlands. In particular, a violation of the provisions of the Terms and Conditions of the Special Voting Shares concerning the transfer of Special Voting Shares, Common Shares registered in the Loyalty Register for the purpose of becoming Qualifying Common Shares in accordance with the Articles of Association (Electing Common Shares) and Qualifying Common Shares may lead to the imposition of liquidated damages. Because the Company expects the restrictions on transfers of the Special Voting Shares to be effective in practice, it does not expect the liquidated damages provisions to be used.

Pursuant to section 11 of the Terms and Conditions, any amendment to the Terms and Conditions of the Special Voting Shares (other than merely technical, non-material amendments and unless such amendment is required to ensure compliance with applicable law or regulations or the listing rules of any securities exchange on which the Common Shares are listed) may only be made with the approval of the General Meeting.

At any time, a holder of Qualifying Common Shares or Electing Common Shares may request the de-registration of such shares from the Loyalty Register to enable free trading thereof in the Regular Trading System. Upon the de-

registration from the Loyalty Register, such shares will cease to be Electing Common Shares or Qualifying Common Shares as the case may be and will be freely tradable and voting rights attached to the corresponding Special Voting Shares will be suspended with immediate effect and such Special Voting Shares shall be transferred to the Company for no consideration (om niet).

Terms and Conditions of the Special Voting Shares

The Terms and Conditions of the Special Voting Shares shall apply to the issuance, allocation, acquisition, holding, repurchase and transfer of Special Voting Shares and to certain aspects of Electing Common Shares, Qualifying Common Shares and Common Shares, which are or will be registered in the Loyalty Register.

Application for Special Voting Shares

A Shareholder may at any time elect to participate in the special voting share structure, connected with the Special Voting Shares (i.e. the Loyalty Voting Program) by requesting that the Company registers all or some of the number of Common Shares held by such Shareholder in the Loyalty Register. Such election shall be effective and registration in the Loyalty Register shall occur as of the end of the calendar month during which the election is made. If such Common Shares (i.e. Electing Common Shares) have been registered in the Loyalty Register (and thus blocked from trading in the Regular Trading System) for an uninterrupted period of three years in the name of the same Shareholder, the holder of such Common Shares will be entitled to receive one special voting share for each such common share that has been registered. If at any moment in time such Common Shares are de-registered from the Loyalty Register for whatever reason, the relevant Shareholder loses its entitlement to hold a corresponding number of Special Voting Shares.

At the effective date of the Demerger, any holder of CNH Special Voting Shares that immediately prior to the effective date of the Demerger was registered in CNH Industrial’s loyalty voting program, the three years period described in the preceding paragraph shall be deemed to have commenced on the date of the initial registration of such holder’s shares in CNH Industrial in the loyalty voting register of CNH Industrial.

Withdrawal of Special Voting Shares

As described above, a holder of Qualifying Common Shares or Electing Common Shares may request that some or all of its Qualifying Common Shares or Electing Common Shares be de-registered from the Loyalty Register and if held outside the Regular Trading System, transfer such shares back to the Regular Trading System, which will allow such Shareholder to freely trade its Common Shares. Such a request must be made by the relevant Shareholder through its intermediary, by submitting a duly executed de-registration form. From the moment of such request, the holder of Qualifying Common Shares shall be considered to have waived his rights to cast any votes associated with the Special Voting Shares which were issued and allocated in respect of such Qualifying Common Shares. Any such request would automatically trigger a mandatory transfer requirement pursuant to which the Special Voting Shares will be offered and transferred to the Company for no consideration (om niet) in accordance with the Articles of Association and the Terms and Conditions of the Special Voting Shares.

The Company may continue to hold the Special Voting Shares as treasury shares but will not be entitled to vote any such treasury stock. Alternatively, the Company may withdraw and cancel the Special Voting Shares, as a result of which the nominal value of such shares will be allocated to the special capital reserves of the Company. Consequently, the loyalty voting feature will terminate as to the relevant Qualifying Common Shares being de-registered from the Loyalty Register. No Shareholder required to transfer Special Voting Shares pursuant to the Terms and Conditions shall be entitled to any purchase price for such Special Voting Shares and each Shareholder expressly waives any rights in that respect as a condition to participation in the Loyalty Voting Program.

Change of Control

A Shareholder who is a holder of Qualifying Common Shares or Electing Common Shares must promptly notify the bank, depositary or trust appointed by the Board from time to time and in relation to the relevant jurisdiction in which the Common Shares are listed for trading (the Agent) and the Company upon the occurrence of a “change of control” as defined in the Articles of Association, as described below.

Computershare has been appointed as the first Agent. The change of control will trigger the de-registration of the relevant Electing Common Shares or Qualifying Common Shares or the relevant Common Shares in the Loyalty Register. The voting rights attached to the Special Voting Shares issued and allocated in respect of the relevant Qualifying Common Shares will be suspended upon a direct or indirect change of control in respect of the relevant holder of such Qualifying Common Shares that are registered in the Loyalty Register.

For the purposes of this section a “change of control” shall mean, in respect of any Shareholder that is not an individual (natuurlijk persoon), any direct or indirect transfer in one or a series of related transactions as a result of which (i) a majority of the voting rights of such Shareholder, (ii) the de facto ability to direct the casting of a majority of the votes exercisable at general meetings of such Shareholder and/or (iii) the ability to appoint or remove a majority of the directors, executive directors or board members or executive officers of such Shareholder or to direct the casting of a majority of the voting rights at meetings of the board of directors, governing body or executive committee of such Shareholder has been transferred to a new owner, provided that no change of control shall be deemed to have occurred if (a) the transfer of ownership and/or control is an intra-group transfer under the same parent company, (b) the transfer of ownership and /or control is the result of the succession or the liquidation of assets between spouses or the inheritance, inter vivos donation or other transfer to a spouse or a relative up to and including the fourth degree or (c) the fair market value of the Qualifying Common Shares held by such Shareholder represents less than twenty percent (20%) of the total assets at the time of the transfer and the Qualifying Common Shares held by such shareholder, in the sole judgment of the Company, are not otherwise material to the change of control transaction or the relevant Shareholder together with its affiliates (if any, over which control was transferred as part of the same change of control transaction within the meaning of the definition of change of control).

12.8	The Company’s Shareholders’ Register

Subject to Dutch law and the Articles of Association, the Board must keep a shareholders’ register. The Company’s shareholders’ register must be regularly updated. The shareholders’ register may be kept in several copies and in several places.

Each Shareholder’s name, address, and further information as required by law or considered appropriate by the Board must be recorded in the shareholders’ register. Shareholders shall provide the Board with the necessary particulars in a timely fashion. Any consequences of not, or incorrectly, notifying such particulars will be the responsibility of the Shareholder concerned. The preceding sentences shall apply by analogy to holders of a right of usufruct or right of pledge on one or more Shares, with the exception of a holder of a right of pledge created without acknowledgement by or service of notice upon the Company.

If a Shareholder so requests, the Board shall provide the Shareholder, free of charge, with written evidence of the information in the shareholders’ register concerning the Shares registered in the Shareholder’s name. The preceding sentence shall apply by analogy to holders of a right of usufruct or right of pledge on one or more Shares, with the exception of a holder of a right of pledge created without acknowledgement by or service of notice upon the Company.

All Common Shares belong to a book entry deposit as referred to in paragraph 4.8.2 and as set out above, the name and address of Monte Titoli, as the central depository for Italy shall be entered in the Shareholders’ register, stating the date on which those Common Shares became part of the book entry deposit , the date of acknowledgement or service as well as the paid-up amount on each Common Share.

12.9	Issue of Shares and Pre-emptive Rights

The General Meeting shall be authorized to issue Shares or to grant rights to subscribe for Shares and to restrict and/or exclude statutory pre-emptive rights in relation to the issuance of Shares or the granting of rights to subscribe for Shares. The General Meeting may designate the Board competent to issue Shares (or grant rights to subscribe for Shares, but not to issue Shares to a person exercising a previously granted right to subscribe for Shares) and to determine the issue price and other conditions of the issue for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years). Such designation by the General Meeting must state the number of Shares that may be issued. The General Meeting shall, in addition to the Board, remain authorized to issue Shares if such is specifically stipulated in the resolution authorizing the Board to issue Shares. A resolution of the General Meeting to limit or exclude pre-emptive rights and a resolution to designate the Board thereto shall require a majority of at least two-thirds of the votes cast if less than half of the issued capital of the Company is represented at the General Meeting. Shares may not be issued at less than their nominal value and must be fully paid-up upon issue. The designation of the Board by the General Meeting cannot be withdrawn unless determined otherwise at the time of designation. No resolution is required for the issue of Shares pursuant to the exercise of a previously granted right to subscribe for Shares. The Company may not subscribe for its own Shares.

Under Dutch law and the Articles of Association, each Shareholder will have a pre-emptive right in proportion to the aggregate amount of its Common Shares upon the issue of Common Shares (or the granting of rights to subscribe for Common Shares). This pre-emptive right does not apply to: (i) Common Shares issued to employees of the Company or a group company of the Company as referred to in Section 2:24b DCC, (ii) Common Shares that are issued against payment other than in cash; and (iii) Common Shares issued to a person exercising a previously granted right to subscribe for Common Shares.

The pre-emptive rights in respect of newly issued Common Shares or the granting of rights to subscribe for Common Shares may be restricted or excluded by a resolution of the General Meeting. Pre-emptive rights may also be limited or excluded by a resolution of the Board if the Board has been designated thereto by the General Meeting for a specified period not exceeding five years (which period can be extended from time to time for further periods not exceeding five years), and the Board has also been designated to issue Common Shares.

Due to the specific use of the Special Voting Shares under the Loyalty Voting Program, the Articles of Association will provide that Shareholders shall not have any pre-emptive rights upon issue of Special Voting Shares.

By virtue of the Articles of Association, for a period of five years from the Effective Date, the Board will be designated as competent to issue Special Voting Shares up to the maximum aggregate amount of Special Voting Shares as provided for in the Company’s authorized share capital as set forth in the Articles of Association for the purposes of being able to give effect to the operation of the Special Voting Program. Prior to completion of the Demerger, the General Meeting is expected to further designate the Board, for a period of five years from the Effective Date, as competent to issue Common Shares of the Company for general purpose, which authorization shall be limited to up to 15% of the total number of Common Shares outstanding as at the Effective Date. In addition, and without application of up to 15% limitation, at the same time, the General Meeting is expected to designate the Board as competent to issue Common Shares and grant rights to subscribe for Common Shares in the capital of the Company pursuant to equity incentive plans of the Company. Prior to completion of the Demerger, the General Meeting is expected to also designate the Board as competent to restrict or exclude any pre-emptive rights in connection with an issuance of Common Shares under the designation referred to above.

12.10	Acquisition of Own Shares

The Company cannot subscribe for Shares in its own capital. Subject to Dutch law and the Articles of Association, the Company may acquire fully paid-up Shares either for no consideration or under universal title of succession, or if, (i) its shareholders’ equity less the payment required to make the acquisition, does not fall below the sum of called-up and paid-in share capital and any reserves to be maintained by Dutch law and/or the Articles of Association, (ii) the Company and its subsidiaries would thereafter not hold Shares or hold a pledge over Shares with an aggregate nominal value exceeding 50% of the Company’s issued share capital and (iii) the Board has been authorized thereto by the General Meeting. Any acquisition by the Company of Shares that are not fully paid-up shall be null and void.

The General Meeting’s authorisation to the Board to acquire its own Shares is valid for a maximum of 18 months. As part of the authorisation, the General Meeting must specify the number of Shares that may be repurchased, the manner in which the Shares may be acquired and the price range within which the Shares may be acquired. The authorisation by the General Meeting is not required if the Company repurchases fully paid-up Shares for the purpose of transferring these Shares to employees of the Company or a company that is a member of the Group under any applicable equity compensation plan, provided that those Shares are quoted on an official list of a stock exchange.

In calculating the amount of any distribution on Shares, Shares held by the Company shall be disregarded, unless such Shares are encumbered with a right of usufruct or right of pledge. For the computation of the profit distribution, the Shares held by the Company in its own capital shall not be included. The Board will be authorized to dispose of the Company’s own Shares held by it.

Furthermore, no voting rights may be exercised for any of the Shares held by the Company or its subsidiaries unless such Shares are subject to the right of usufruct or to a pledge in favour of a person other than the Company or its subsidiaries and the voting rights were vested in the pledgee or usufructuary before the Company or its subsidiaries acquired such Shares. The Company or its subsidiaries may not exercise voting rights in respect of Shares for which the Company or its subsidiaries have a right of usufruct or a pledge.

12.11	Transfer of Shares

A transfer of a share in the Company (not being, for the avoidance of doubt, a share held through the system of Monte Titoli) or a restricted right thereto will require a deed of transfer drawn up for that purpose and the acknowledgment by the Company of the transfer in writing. Such acknowledgement is not required if the Company itself is a party to the transfer.

If a registered common share is transferred for inclusion in the book-entry deposit, the transfer will be accepted by Monte Titoli. Upon issue of a new common share to Monte Titoli, the transfer and acceptance in order to include the share in the book-entry deposit will be effected without the cooperation of the other participants in the book entry deposit. Deposit shareholders are not recorded in the Company’s shareholders’ register. The transfer by a deposit shareholder of its book-entry rights representing such shares shall be effected in accordance with the relevant Italian post-trading rules.

The same applies to the establishment of a right of pledge and the establishment or transfer of a usufruct on these book-entry rights.

There will be no restrictions on the transferability of the Common Shares in the Articles of Association or under Dutch law. However, the offering of Common Shares to persons located or resident in, or who are citizens of, or who have a registered address in certain countries, and the transfer of Common Shares into certain jurisdictions, may be subject to specific regulations or restrictions.

The Articles of Association will require approval from the Board for any transfer of Special Voting Shares. As is further set out in the Articles of Association and the Terms and Conditions of the Special Voting Shares, Special Voting Shares can be transferred only in very limited circumstances (i.e. to a Loyalty Transferee described above, or to the Company for no consideration (om niet)). The Special Voting Shares cannot be traded.

12.12	Reduction of Share Capital

The General Meeting may, only upon a proposal of the Board, resolve to reduce the issued share capital by (i) cancelling Shares held by the Company itself or (ii) amending the Articles of Association to reduce the nominal value of the Shares. In either case, this reduction would be subject to provisions of Dutch law and the Articles of Association. Under Dutch law, a resolution of the General Meeting to reduce the number of Shares must designate the Shares to which the resolution applies and must lay down rules for the implementation of the resolution. A resolution to reduce the issued share capital requires a majority of at least two-thirds of the votes cast, if less than half of the issued capital of the Company is present or represented at the General Meeting.

Pursuant to Dutch law, a reduction of the nominal value of the shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportionate reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a reduction of share capital involves a two-month waiting period during which creditors have the right to object to a reduction of share capital under specified circumstances.

12.13	Annual Financial Reporting and Interim Financial Reporting

The financial year of the Company coincides with the calendar year. Annually within the statutory period (which is currently four months after the end of the financial year), the Board prepares the annual financial reporting. Following Admission, the Company must prepare its financial statements in accordance with the Dutch Financial Supervision Act (Wet op het financieel toezicht) (DFSA) and article 2:361 and article 2:392, paragraph 1 of the DCC, which means either under Dutch GAAP or under EU approved IFRS and subject to audit by a Dutch law accredited auditor. Furthermore, the Board must prepare a board report in accordance with article 2:391 DCC. The financial statements, the board report, and other information required under Dutch law must be made publicly available in the Netherlands within four months of the end of the relevant accounting period and must simultaneously be filed with the AFM and be kept publicly available for at least 10 years. When the financial statements have been adopted by the Company’s annual general meeting, they must be filed with the AFM within five days following adoption.

The financial statements must be accompanied by an independent auditors’ report, a report by the Board and certain other information required under Dutch law and the Dutch Corporate Governance Code. All Directors sign the financial statements and if one of them does not so sign the financial statements, the reason for this omission must be stated. The Board must make the financial statements, the report by the Board and other information required under Dutch law available for inspection by the Shareholders and other persons entitled to attend and address the General Meetings at the offices of the Company from the day of the notice convening the annual General Meeting. The financial statements must be adopted by the General Meeting.

After the proposal to adopt the financial statements has been discussed, a proposal shall be made to the General Meeting, in connection with the financial statements and the statements made regarding them at the General Meeting, to discharge the Directors for their management and supervision in the last financial year.

Within three months after the end of the first six months of each financial year, the Board must prepare interim financial reporting, including interim financial statements and an interim board report, and make this publicly available and simultaneously file them with the AFM. The interim financial statements must remain publicly available for at least 10 years. If the interim financial statements are audited or reviewed, the independent auditor’s report or independent auditor’s review report must be made publicly available together with the interim financial statements. If the interim financial statements are unaudited or unreviewed, the interim board report should state so.

12.14	Dividend and Other Distributions

12.14.1	General

Distribution of profits shall be made after the adoption of the financial statements from which it appears that the distribution is allowed. The Company may only make distributions to the extent the Company’s equity exceeds the sum of its paid-up and called-up part of its issued capital and the reserves which must be maintained pursuant to the law. Distributions shall be made pro rata to the respective shareholdings. See Section 5 (Dividend Policy) for a more detailed description regarding dividends. The Board or the General Meeting, at the proposal of the Board, may resolve to make distributions from the share premium reserve or other distributable reserves maintained by the Company.

12.14.2	Right to reserve

The Board may determine which part of the profits shall be reserved, with due observance of the Company’s policy on reserves and dividends. The Company may have a policy on reserves and dividends to be determined and amended by the Board. The General Meeting may resolve to distribute any part of the profits remaining after reservation. If the General Meeting does not resolve to distribute these profits in whole or in part, such profits (or any profits remaining after distribution) shall also be reserved.

12.14.3	Interim distribution

Subject to Dutch law and the Articles of Association of the Company, the Board may resolve to make an interim distribution of profits provided that it appears from an interim statement of assets signed by the Board that the Company’s equity exceeds the sum of its paid up and called up part of its issued capital and the reserves which must be maintained pursuant to the law.

12.14.4	Distribution in kind

The Board may resolve that a distribution on Shares shall not be paid in whole or in part in cash but in kind or in the form of Shares (and with due observance of the Articles of Association), and may determine the conditions under which such option can be given to the shareholders. The General Meeting may only resolve to distribute to the Shareholders a dividend in kind or in the form of Common Shares at the proposal of the Board.

12.14.5	Profit ranking of the Shares

All of the Common Shares will rank equally and will be eligible for any profit or other payment that may be declared on the Common Shares. All of the Special Voting Shares will rank equally and will be eligible for any profit or other payment that may be declared on the Special Voting Shares. However, the Articles of Association provide that the Special Voting Shares shall be entitled to a dividend of an amount equal to 1% of the nominal value per Special Voting Shares per annum. The Special Voting Shares shall not carry any other entitlement to the profits.

12.14.6	Payment

Payment of any future dividend on the Common Shares in cash will be made in euro or in another currency as determined by the Board. Any dividends on Common Shares that are paid to shareholders through Monte Titoli will be automatically credited to the relevant shareholders’ accounts. Payment of dividends on the Common Shares not held through Monte Titoli will be made directly to the relevant shareholder using the information contained in the Company’s shareholders’ register and records. There are no restrictions in relation to the payment of dividends under Dutch law in respect of holders of Common Shares who are non-residents of the Netherlands. However, see Section 13 (Taxation) for a discussion of certain aspects of taxation of dividends paid on the Common Shares.

By virtue of the Articles of Association, the dividend on the Special Voting Shares shall be allocated and added to the Special Voting Shares dividend reserve. Any distribution out of the Special Voting Shares dividend reserve or the partial or full release of such reserve will require a prior proposal from the Board and a subsequent resolution of the general meeting of holders of Special Voting Shares.

Payments of profit and other payments are announced in a notice by the Company and will be made on the date determined by the Board. Distributions which have not been claimed upon the expiry of five years and one day after the date when they became payable will be forfeited to the Company and will be carried to the reserves.

12.15	Exchange Controls and other Provisions relating to non-Dutch Shareholders

Under the Dutch law, subject to the 1977 Sanction Act (Sanctiewet 1977) or otherwise by international sanctions, there are no exchange control restrictions on investments in, or payments on, Shares (except as to cash amounts). There are no special restrictions in the Articles of Association or Dutch law that limit the right of Shareholders who are not citizens or residents of the Netherlands to hold or vote Shares.

12.16	The General Meeting

12.16.1	Annual General Meetings

The annual General Meeting must be held within six months from the end of the preceding financial year of the Company. Other General Meetings shall be held as often as the Board deems necessary. The purpose of the annual General Meeting is to discuss, amongst other things, the annual report, the adoption of the financial statements, allocation of profits (including the proposal to distribute dividends), release of the Directors from liability for their performance of their duties, filling of any vacancies and other proposals brought up for discussion by the Board.

12.16.2	Extraordinary General Meetings

Extraordinary General Meetings may be held as often as the Board, the Chairperson or Vice-chairperson of the Board, the Senior Non-Executive Board Member or the Chief Executive Officer deems such necessary. In addition, Shareholders representing alone or in aggregate at least 10% of the issued and outstanding share capital of the Company may request that a General Meeting be convened, the request setting out in detail matters to be considered. If no General Meeting has been held within eight weeks of the Shareholder(s) making such request, that/those Shareholder(s) will be authorized to request in summary proceedings a Dutch district court to convene a General Meeting. In any event, a General Meeting will be held to discuss any requisite measures within three months of it becoming apparent to the Board that the shareholders’ equity of the Company has decreased to an amount equal to or lower than one-half of the issued and paid-up part of the capital.

12.16.3	Place of General Meetings

Pursuant to the Articles of Association, General Meetings shall be held the Netherlands, in Amsterdam or Haarlemmermeer (Schiphol Airport).

12.16.4	Convocation Notice and Agenda

A General Meeting can be convened by the Board, the Chairperson or Vice-Chairperson of the Board, the Senior Non-Executive Director or the Chief Executive Officer by a convening notice, which pursuant to Dutch law must be given no later than the 42nd day before the date of the General Meeting. Such notice must include the location and the time of the meeting, an agenda indicating the items for discussion and any proposals for resolutions, the admission, participation and voting procedure, the record date, the address of the Company’s website and such other information as may be required by Dutch law. All convocations, announcements, notifications and communications to Shareholders have to be made in accordance with the relevant provisions of Dutch law and the convocation and other notices may also occur by means of sending an electronically transmitted legible and reproducible message to the address of those Shareholders which consented to this method of convocation.

The agenda for the annual General Meeting must contain certain subjects, including, among other things, the adoption of the Company’s financial statements, the advisory vote in respect of the remuneration report, the discussion of any substantial change in the Company’s corporate governance structure and the allocation of the profit, insofar as this is at the disposal of the General Meeting. In addition, the agenda shall include such items as have been included therein by the Board or Shareholders (with due observance of Dutch law as described below). The item of granting discharge to the Executive Directors and Non-Executive Directors concerning the performance of their duties in the financial year in question, shall as a matter of Dutch law, be mentioned on the agenda as separate items for the Executive Directors and the Non-Executive Directors, respectively.

Under Dutch law, one or more Shareholders representing solely or jointly at least 3% of the Company’s issued and outstanding share capital in value are entitled to request to include items on the agenda of the General Meeting. The request (a) must be made in writing motivated and (b) must be received by the Company no later than the 60th calendar day before the date of the General Meeting. In accordance with the Dutch Corporate Governance Code, a Shareholder is expected to exercise the right of putting an item on the agenda only after consulting the Board in that respect. If one or more Shareholders intend to request that an item be put on the agenda that may result in a change in the Company’s strategy, the Board may invoke a response time of a maximum of 180 days from the moment the Board is informed of the request. No resolutions may be adopted on items other than those that have been included in the agenda (unless the resolution would be adopted unanimously during a meeting where the entire issued capital of the Company is present or represented).

On May 1, 2021, a new legislative amendment to the Dutch Civil Code entered into force pursuant to which the Board may invoke a statutory cooling-off period of maximum 250 days (wettelijke bedenktijd).

For the Company this means that the new rules will apply in case:

•

Shareholders requesting the Board to have the General Meeting consider a proposal for the appointment, suspension or dismissal of one or more Directors, or a proposal for the amendment of one or more provisions in the Articles of Association relating thereto; or

•	of a public offer for shares in the capital of the Company is announced or made without the bidder and the Company having been reached agreement about the offer; and

•	only if the Board also considers such the relevant situation to be substantially contrary to the interests of the Company and its affiliated enterprises.

If the Board would invoke such cooling-off period, this causes the powers of the General Meeting to appoint, suspend or dismiss Directors (and to amend the Articles of Association in this respect) being suspended.

The Board must use the reflection period to obtain all necessary information for a careful determination of policy it wishes to pursue in the given situation. The Board shall thereby, in any event, consult those Shareholders that represent at least 3% of the issued capital at the time the cooling-off period is invoked and the works council. The position of these Shareholders and the works council shall, but only with their approval, be published on the Company’s website. The Board shall report on the course of events and the policy that has been pursued since the cooling-off period was invoked. No later than one week after the last day of the cooling-off period, the Company shall have to publicly disclose the report. The report shall also be discussed at the first General Meeting after the expiry of the cooling-off period.

The cooling-off period has a maximum term of 250 days, calculated from:

•	the day after the latest date on which Shareholders may request item to be placed on the agenda of the next General Meeting (which is 60 days before the day of the meeting);

•	the day after the day on which the public offer is made; or

•	the day the court in preliminary relief proceedings has granted authority to Shareholders holding at least 10% of the issued share capital to convoke a General Meeting.

All Shareholders who solely or jointly hold 3% of the issued share capital, may request the Enterprise Chamber of the Court of Appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) (the Enterprise Chamber) to terminate the cooling-off period. The Enterprise Chamber must rule in favour of the request if the shareholders can demonstrate that:

•

the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of the Group’s company and its business;

•	the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

•

other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ (i.e., no ‘stacking’ of defensive measures).

Shareholders who individually or with other Shareholders, hold Shares that represent at least 1% of the issued and outstanding share capital or a market value of at least €250,000, may request the Company to disseminate information that is prepared by them in connection with an agenda item for a General Meeting, provided that the Company has done a so-called “identification round” in accordance with the provisions of the Dutch Securities Giro Transfers Act (see also paragraph 12.17 (Identity of Shareholders)). The Company can only refuse disseminating such information, if received less than seven business days prior to the General Meeting, if the information gives or could give an incorrect of misleading signal or if, in light of the nature of the information, the Company cannot reasonably be required to disseminate it.

12.16.5	Admission and Registration

Pursuant to the Articles of Association, the General Meeting shall be presided over by the Senior Non-Executive Director or in his or her absence by the person designated for that purpose by the Board. The chairperson will have all powers necessary to ensure the proper and orderly functioning of the General Meeting. Directors may attend a General Meeting. In these General Meetings, they have an advisory vote. The external auditor of the Company is also authorized to attend the General Meeting. The chairperson of the General Meeting may decide at his or her discretion to admit other persons to the General Meeting. Minutes of the meetings shall be prepared.

All Shareholders, and each usufructuary and pledgee to whom the right to vote on Shares accrues, are entitled, in person or represented by a proxy authorized in writing, to attend and address the General Meeting and exercise voting rights pro rata to their shareholding. Shareholders may exercise their rights, if they are the holders of Shares on the record date, which currently is the 28th day before the day of the General Meeting, and they or their proxy have notified the Company of their intention to attend the General Meeting in writing at the address and by the date specified in the notice of the meeting. The convocation notice must then state the record date and the manner in which the persons entitled to attend the General Meeting may register and exercise their rights.

The Board may decide that persons entitled to attend and vote at General Meetings may cast their vote electronically or by post in a manner to be decided by the Board. Votes cast in accordance with the previous sentence rank as equal to votes cast at the General Meeting.

12.16.6	Voting Rights

Each Common Share and each Special Voting Share will confer the right on the holder to cast one vote at the General Meeting. The voting rights of the holders of Shares will rank pari passu with each other and with all other Shares. The chairperson of the General Meeting shall determine the manner of voting and whether voting may take place by acclamation, subject to certain restrictions under the Articles of Association. Shares in respect of which the law determines that no votes may be cast shall be disregarded for the purposes of determining the part of the issued share capital that is present or represented at a General Meeting. Pursuant to the Articles of Association, no votes may be cast at a General Meeting in respect of Shares which are held by the Company or any subsidiary, nor in respect of Shares for which the Company or the subsidiary holds the depositary receipts. However, holders of a right of pledge or a right of usufruct on Shares held by the Company or a subsidiary are not excluded from voting, if the right of pledge or the usufruct was created before the Share belonged to the Company or the subsidiary. The Company or the subsidiary may not cast a vote in respect of a Share on which it holds a right of pledge or a right of usufruct.

In accordance with Dutch law, the Articles of Association will provide that to the extent the law or the Articles of Association do not require a qualified majority, all resolutions of the General Meeting shall be adopted by a simple majority of the votes cast. Under Dutch law and/or the Articles of Association, the following matters require at least two-thirds of the votes cast at a meeting if less than one-half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to amend the Articles of Association;

•	a resolution to limit or exclude rights of pre-emption;

•	a resolution to authorize the Board to limit or exclude rights of pre-emption;

•	a resolution to enter into a legal merger or a legal demerger; or

•	a resolution to dissolve the Company.

The determination made by the chairperson of the General Meeting with regard to the results of a vote at a General Meeting shall be decisive.

The Board will keep a record of the resolutions passed at each General Meeting. The record shall be available at the offices of the Company for inspection by any person entitled to attend General Meetings and upon request a copy of or extract from the record will be provided to such person at no more than the cost price.

12.17	Identity of Shareholders

For the purpose of identifying the Shareholders, the Company may request from Monte Titoli, admitted institutions, intermediaries, institutions abroad, and managers of investment institutions, to provide under the conditions provided for by applicable laws and regulations, the identification of the Shareholders that have an immediate or future right to vote at the General Meetings as well as the number of Shares held by each of the Shareholders and any restrictions applicable thereto. Such request may only be made during a period of 60 days up to the day on which the General Meeting will be held. No information will be given on Shareholders with an interest of less than 0.5% of the issued share capital. A Shareholder who, individually or together with other Shareholders, holds an interest of at least 10% of the issued share capital may request the Company to establish the identity of the Shareholders. This request may only be made during a period of 60 days until (and not including) the 42nd day before the day on which the General Meeting will be held. At the date of this Prospectus, Directive (EU) 2017/828 and Commission Implementing Regulation (EU) 2018/1212 (collectively, Shareholder Identification EU Legislation) (setting out the aforementioned procedure for shareholder identification) has been partially implemented in Italian regulations. Upon full adoption of Italian legislation implementing the Shareholder Identification EU Legislation, the Company may also be subjected to the requirements under such Italian post-trading rules and to the identification process defined in the Monte Titoli system.

12.18	Dissolution and Liquidation

The General Meeting may only resolve to dissolve the Company at the proposal of the Board. If a resolution to dissolve the Company is to be put to the General Meeting, this must in all cases be stated in the notice convening the General Meeting. The resolution is adopted with a simple majority of the votes cast, but requires at least two-thirds of the votes cast at a meeting if less than one-half of the issued share capital is present or represented. If the General Meeting has resolved to dissolve the Company, the Directors will be charged with the liquidation of the business of the Company in accordance with Dutch law and the Articles of Association, unless the General Meeting has designated other liquidators. During liquidation, the provisions of the Articles of Association will remain in force as far as possible.

Any surplus remaining after settlement of all debts and liquidation costs will be distributed in the following order of priority: (i) first, to satisfy the aggregate balance of share premium reserves and other reserves than the Special Dividend Reserve to the holders of the Common Shares in proportion to the number of Common Shares held by each of them; (ii) second, an amount equal to the aggregate amount of the nominal value of the Common Shares to the holders thereof in proportion to the number of Common Shares held by each of them; (iii) third, an amount equal to the aggregate amount of the Special Dividend Reserve to the holders of Special Voting Shares in proportion to the number of Special Voting Shares held by each of them; and (iv) fourth, the aggregate amount of the nominal value of the Special Voting Shares to the holders thereof in proportion to the number of Special Voting Shares held by each of them. No liquidation payments will be made on shares that the Company holds in treasury.

12.19	Amendment of Articles of Association

The General Meeting may only resolve to amend the Articles of Association at the proposal of the Board. A proposal to amend the Articles of Association must be included in the notice convening the General Meeting. The resolution is adopted with a simple majority of the votes cast but requires at least two-thirds of the votes cast at a meeting if less than one-half of the issued share capital is present or represented. A copy of the proposal containing the verbatim text of the proposed amendment must be available at the Company for inspection by every Shareholder and every holder of meeting rights until the end of the General Meeting. Furthermore, a copy of the proposal will be made available free of charge to shareholders and other persons holding meeting rights from the day it was deposited until the day of the meeting.

12.20	Dutch Financial Reporting Supervision Act

Pursuant to the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving, FRSA), the AFM has an independent right to (i) request an explanation from the Company regarding its application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt that the issuer’s financial reporting meets such standards and (ii) recommend the issuer to make available further explanations. If the Company does not comply with such a request or recommendation, the AFM may request the Enterprise Chamber to order the Company to (A) provide an explanation of the way it has applied the applicable financial reporting standards to its financial reports or (B) prepare its financial reports in accordance with the Enterprise Chamber’s instructions.

12.21	Dutch Corporate Governance Code

The Dutch Corporate Governance Code, as amended, was published on December 8, 2016, entered into force on January 1, 2017, and finds its statutory basis in Book 2 of the Dutch Civil Code. The Dutch Corporate Governance Code applies to all companies which have their statutory seat in the Netherlands and which shares are listed on a regulated market (such as Euronext Milan), a multilateral trading facility or a comparable system in a non-EEA member state. The Dutch Corporate Governance Code applies to the Company as the Company has its statutory seat in the Netherlands and its Shares will be listed on Euronext Milan.

The Dutch Corporate Governance Code contains principles and best practice provisions for the Board, the Shareholders and the General Meeting, financial reporting, auditors, disclosure, compliance, and enforcement standards, and is based on a “comply or explain” principle. Accordingly, the Company will be required to disclose in the report of the Board whether or not it is in compliance with the various principles and provisions of the Dutch Corporate Governance Code and, in the event that the Company deviates from a best practice provision in the Dutch Corporate Governance Code, the reason for such deviation must be properly explained in its annual report in the report of the board of directors (bestuursverslag). A copy of the Dutch Corporate Governance Code can be found on www.mccg.nl.

The Company acknowledges the importance of good corporate governance. The Company fully endorses the underlying principles of the Dutch Corporate Governance Code and upon the Demerger will apply the Dutch Corporate Governance Code as the guiding principles for its corporate governance policy. The Company therefore intends to comply with relevant best practice provisions of the Dutch Corporate Governance Code, other than as detailed below. The deviations from the Dutch Corporate Governance Code are noted below (or in the case of any future deviation, subject to explanation thereof at the relevant time):

•

Under best practice provision 5.1.3, the chairperson of the management board should be an independent Director. The Company has adopted a one-tier governance structure with two Executive Directors and,

in accordance with section 14(2) of the Articles of Association, the Board has granted to them, respectively, the title of ‘Chair’ and ‘Chief Executive Officer’. Shortly after the Demerger, the Board will entrust an independent Director the duties attributed by the DCGC to the chairperson of the management board in one-tier companies (or to the chairperson of the supervisory board in two-tier companies). The Board will grant to such independent Director the title of ‘Senior Non-Executive Director’ (so as to distinguish such Director from the chairperson, who is an Executive Director). As a consequence, despite the difference in corporate titles, the Company believes it complies with best practice provision 5.1.3, as it is the intention that the person to fulfill the position of Senior Non- Executive Director will satisfy the requirements described in best practice provision 5.1.3 of the DCGC.

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It is not expected that the Board will appoint a vice-chairperson in the sense of best practice provision 2.3.7 of the Dutch Corporate Governance Code. Since the Company has adopted a one-tier governance structure comprised of Executive Directors and Non-Executive Directors, at the Effective Date one Executive Director will be appointed Chairperson and one of the independent directors shall be granted the title of Senior Non-Executive Director. The Senior Non-Executive Director will have a key role in ensuring the proper functioning of the Board and its Committees. Furthermore, the Board Regulations provide that in the absence of the Senior Non-Executive Director any other Non-Executive Director chosen by a majority of the Directors present at a meeting shall preside at meetings of the Board. The Company considers the above sufficient to ensure that the role and function assigned by the Dutch Corporate Governance Code to the vice-chairperson be properly discharged.

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Pursuant to best practice provision 4.1.8 of the Dutch Corporate Governance Code, every Executive and Non-Executive Director nominated for appointment should attend the Annual General Meeting at which votes will be cast on his/her nomination. Since, pursuant to the Articles of Association, the term of office of Directors is approximately one year, one or more than one (up to a maximum of all) members of the Board may be nominated for (re)appointment each year. In case of re-appointment it is not expected that directors to be re-appointed will attend the General Meeting. By publishing the relevant biographical details and curriculum vitae of each nominee for (re)appointment, the Company ensures that the General Meeting is well informed in respect of the nominees for (re)appointment and in practice only the Executive Directors, and Non-Executive Directors nominated for the first time for appointment to the Board, will therefore attend the Annual General Meeting.

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The Company does not have a retirement schedule as referred to in paragraph 2.2.4 of the Dutch Corporate Governance Code. Pursuant to the Articles of Association, the term of office of Directors is approximately one year, such period expiring on the day the first annual General Meeting is held in the following calendar year.

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Under best practice provision 2.3.4, more than half of the members of the committees should be independent within the meaning of best practice provision 2.1.8. It is expected that the Company will appoint members to the ESG Committee and the Compensation Committee as a result of which the majority of the members in those two committees will not be independent. The Company is of the opinion that, this composition will enhance the effectiveness and constitute a fair and adequate representation of persons having the necessary expertise and experience, even if those persons would not, formally speaking, be considered ‘independent’ within the meaning of provision 2.3.4. The Board is expected to reassess the composition of its committees in the course of 2022. For the Audit Committee, the Company expects to appoint only independent Non-Executive Directors as members.

12.22	Obligations of Shareholders to Make a Public Offer and Squeeze Out Proceedings

12.22.1	Public Offer

Pursuant to Section 5:70 of the DFSA, and in accordance with Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids (the Takeover Directive), any party, acting alone or in concert with others, that, directly or indirectly, acquires 30% or more of the Company’s voting rights at the General Meeting will be obliged to launch a public takeover bid for all outstanding Common Shares. Under the DFSA, “persons with whom a party is acting in concert” has been defined as natural persons, legal persons or companies collaborating under a contract with the aim to acquire predominant control in a Dutch listed company or, if the target company is one of the collaborators, to frustrate the success of an announced public takeover bid for that company. The following categories of natural persons, legal persons or companies are deemed in any case to act in concert: (i) legal persons or companies which together form part of a group as referred to in Section 2:24b of the Dutch Civil Code; and (ii) natural persons, legal persons or companies and the undertakings controlled by these persons or companies.

Exceptions are made for, amongst others, Shareholders who, whether alone or acting in concert with others (i) have an interest of at least 30% of the Company’s voting rights before the Common Shares are first admitted to trading on Euronext Milan and who still have such an interest after such first admittance to trading, and (ii) reduce their holding to below 30% of the voting rights within 30 days of the acquisition of the controlling interest provided that (a) the reduction of their holding was not effected by a transfer of Common Shares to an exempted party and (b) during such period such Shareholders or group of Shareholders did not exercise their voting rights.

Further, certain rules provided for under Italian law with respect to both voluntary and mandatory public tender offers will apply to any offer launched for Common Shares. In particular, among other things, the provisions concerning the tender offer price and the procedure, including the obligation to communicate the decision to launch a tender offer, the content of the offer document and the disclosure of the tender offer will be supervised by CONSOB and will be subject to Italian law.

12.22.2	Squeeze out

Pursuant to Section 2:92a of the Dutch Civil Code, a Shareholder that, for its own account, holds at least 95% of the issued share capital of the Company may institute proceedings against the other Shareholders jointly for the transfer of their Shares to it. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority Shareholders in accordance with the provisions of the Dutch Code of Civil Procedure. The Enterprise Chamber may grant the claim for the squeeze out in relation to all minority Shareholders and will determine the price to be paid for the Shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the Shares of the minority Shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the Shares must give written notice of the date and place of payment and the price to the holders of the Shares to be acquired whose addresses are known to it. Unless the addresses of all of them are known to it, it must also publish the same in a Dutch daily newspaper with a national circulation.

In addition, pursuant to Section 2:359c of the Dutch Civil Code, following a public offer, a holder of at least 95% of the issued share capital and voting rights of the Company has the right to require the minority Shareholders to sell their Shares to it. Conversely, pursuant to Section 2:359d of the Dutch Civil Code, each minority Shareholder has the right to require the holder of at least 95% of the issued share capital and voting rights of the Company to subscribe for or purchase its Shares in such case. Any such request must be filed with the Enterprise Chamber within three months after the end of the acceptance period of the public offer. The Enterprise Chamber may grant the claim for the squeeze out in relation to all minority Shareholders and will determine the price to be paid for the Shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the Shares of the minority Shareholders. In principle, the offer price is considered reasonable if at least 90% of the shares to which the offer related were acquired by the offeror.

12.23	Obligations of Shareholders, the Company and Directors to Notify Holdings of Shares and Voting Rights

12.23.1	Shareholders

Shareholders may be subject to notification obligations under the DFSA. Shareholders are advised to consult with their own legal advisors to determine whether the notification obligations apply to them.

Pursuant to Chapter 5.3 of the DFSA, any person who, directly or indirectly, acquires or disposes of an actual or potential capital interest and/or voting rights in the Company must immediately give written notice to the AFM of such acquisition or disposal if, as a result of such acquisition or disposal, the percentage of capital interest and/or voting rights held by such person reaches, exceeds or falls below the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%. Pursuant to a draft Dutch legislative proposal published for consultation on May 23, 2019 (the consultation period of which ended on July 4, 2021), a threshold of 2% may be added to this list, however, it is not yet clear if and when this change will enter into effect.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, inter alia, be taken into account: (i) Shares and/or voting rights directly held (or acquired or disposed of) by any person; (ii) Shares and/or voting rights held (or acquired or disposed of) by such person’s controlled entities or by a third party for such person’s account; (iii) voting rights held (or acquired or disposed of) by a third party with whom such person has concluded an oral or written voting agreement; (iv) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights in consideration for a payment; (v) Shares which such person (directly or indirectly), or any controlled entity or third party referred to above, may acquire pursuant to any option or other right to acquire Shares; (vi) Shares which determine the value of certain cash settled financial instruments such as contracts for difference and total return swaps; (vii) Shares that must be acquired upon exercise of a put option by a counterparty; and (viii) Shares which are the subject of another contract creating an economic position similar to a direct or indirect holding in those Shares.

Controlled entities (“gecontroleerde ondernemingen” within the meaning of the DFSA) do not themselves have notification obligations under the DFSA as their direct and indirect interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the DFSA, including an individual. If a person who has a 3% or larger interest in the Company’s share capital or voting rights ceases to be a controlled entity it must immediately notify the AFM and all notification obligations under the DFSA will become applicable to such former controlled entity.

Special attribution rules apply to the attribution of Shares and/or voting rights which are part of the property of a partnership or other form of joint ownership. A holder of a pledge or right of usufruct in respect of Shares can also be subject to notification obligations, if such person has, or can acquire, the right to vote on the Shares. The acquisition of (conditional) voting rights by a pledgee or beneficial owner may also trigger notification obligations as if the pledgee or beneficial owner were the legal holder of the Shares and/or voting rights.

For the same purpose, the following instruments qualify as “shares”: (a) shares, (b) depositary receipts for shares (or negotiable instruments similar to such receipts), (c) negotiable instruments for acquiring the instruments under (a) or (b) (such as convertible bonds), and (d) options for acquiring the instruments under (a) or (b).

Furthermore, when calculating the percentage of capital interest a person is also considered to be in possession of Shares if (i) such person holds a financial instrument the value of which is (in part) determined by the value of the Shares or any distributions associated therewith and which does not entitle such person to acquire any Shares, (ii) such person may be obliged to subscribe for or purchase Shares on the basis of an option, or (iii) such person has concluded another contract whereby such person acquires an economic interest comparable to that of holding Shares.

If a person’s capital interest and/or voting rights reaches, exceeds or falls below the above-mentioned thresholds as a result of a change in the Company’s issued and outstanding share capital or voting rights, such person is required to make a notification not later than on the fourth trading day after the AFM has published the Company’s notification in relation to the Company’s issued and outstanding share capital or voting rights.

Every holder of 3% or more of the Company’s share capital or voting rights whose interest changes in respect of the previous notification to the AFM by reaching or crossing any of the abovementioned thresholds as a consequence of a different composition by means of an exchange or conversion into shares or the exercise of rights pursuant to an agreement to acquire voting rights, shall notify the AFM at the latest within four trading days after the date on which the holder knows or should have known that his interest reaches, exceeds or falls below a threshold.

12.23.2	The Company

Under the DFSA, the Company is required to notify the AFM promptly after Settlement of the Company’s issued and outstanding share capital and voting rights. Thereafter the Company is required to notify the AFM promptly of any change of 1% or more in the Company’s issued and outstanding share capital or voting rights since the previous notification. Other changes in the Company’s issued and outstanding share capital or voting rights must be notified to the AFM within eight days after the end of the quarter in which the change occurred.

12.23.3	Directors

Furthermore, pursuant to Section 5:48 DFSA, each Director must notify the AFM (a) immediately after Settlement the number of Shares he or she holds and the number of votes he or she is entitled to cast in respect of the Company’s issued and outstanding share capital, and (b) subsequently of each change in the number of Shares he or she holds and of each change in the number of votes he or she is entitled to cast in respect of the Company’s issued and outstanding share capital, immediately after the relevant change.

If an Executive Director or Non-Executive Director has notified a transaction to the AFM under the DFSA as described under “Shareholders”, such notification is sufficient for purposes of the DFSA as described in this paragraph.

Furthermore, pursuant to the Market Abuse Regulation, persons discharging managerial responsibilities must notify the AFM and the Company of any transactions conducted for his or her own account relating to Shares or any debt instruments of the Company or to derivatives or other financial instruments linked thereto. Persons discharging managerial responsibilities within the meaning of the Market Abuse Regulation include: (a) directors; or (b) members of the senior management who have regular access to inside information relating directly or indirectly to that entity and the authority to take managerial decisions affecting the future developments and business prospects of the Company.

In addition, pursuant to the Market Abuse Regulation and the regulations promulgated thereunder, certain persons who are closely associated with persons discharging managerial responsibilities, are also required to notify the AFM and the Company of any transactions conducted for their own account relating to Shares or any debt instruments of the Company or to derivatives or other financial instruments linked thereto. The Market Abuse Regulation and the regulations promulgated thereunder cover, inter alia, the following categories of persons: (i) the spouse or any partner considered by national law as equivalent to the spouse; (ii) dependent children; (iii) other relatives who have shared the same household for at least one year at the relevant transaction date; and (iv) any legal person, trust or partnership, the managerial responsibilities of which are discharged by a person discharging managerial responsibilities or by a person referred to under (i), (ii) or (iii) above, which is directly or indirectly controlled by such a person, which is set up for the benefit of such a person, or the economic interest of which are substantially equivalent to those of such a person.

These notification obligations under the Market Abuse Regulation apply when the total amount of the transactions conducted by a person discharging managerial responsibilities or a person closely associated to a person discharging managerial responsibilities reaches or exceeds the threshold of €5,000 within a calendar year (calculated without netting). When calculating whether the threshold is reached or exceeded, persons discharging managerial responsibilities must add any transactions conducted by persons closely associated with them to their own transactions and vice versa. The first transaction reaching or exceeding the threshold must be notified as set forth above. The notifications pursuant to the Market Abuse Regulation described above must be made to the AFM and the Company no later than the third business day following the relevant transaction date.

12.23.4	Public registry

The AFM does not issue separate public announcements of the notifications. It does, however, keep a public register of and publishes all notifications made pursuant to the DFSA at its website (www.afm.nl). Third parties can request to be notified automatically by email of changes to the public register in relation to a particular company’s shares or a particular notifying party.

12.24	Short Positions

12.24.1	Net Short Position

Pursuant to Regulation (EU) No 236/2012, each person holding a net short position attaining 0.2% of the issued share capital of the Company must report it to the AFM. Each subsequent increase of this position by 0.1% above 0.2% will also have to be reported. Each net short position equal to 0.5% of the issued share capital of the Company and any subsequent increase of that position by 0.1% will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located. The notification shall be made no later than 15:30 CET on the following trading day.

12.24.2	Gross Short Position

Furthermore, each person holding a gross short position in relation to the issued share capital of the Company that reaches, exceeds or falls below one of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, must immediately give written notice to the AFM.

If a person’s gross short position reaches, exceeds or falls below one of the above-mentioned thresholds as a result of a change in the Company’s issued share capital, such person is required to make a notification not later than on the fourth trading day after the AFM has published the Company’s notification in the public register of the AFM.

The AFM keeps a public register of the short selling notifications. Shareholders are advised to consult with their own legal advisors to determine whether any of the above short selling notification obligations apply to them.

12.24.3	Non-compliance with disclosure obligations

Non-compliance with these notification obligations is an economic offence (economisch delict) and may lead to the imposition of criminal fines, administrative fines, imprisonment, or other sanctions. The AFM may impose administrative sanctions or a cease-and-desist order under penalty for non-compliance, and the publication thereof. If criminal charges are pressed, the AFM is no longer allowed to impose administrative penalties and vice versa, the AFM is no longer allowed to seek criminal prosecution if administrative penalties have been imposed.

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In addition, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be notified. A claim requiring that such measures be imposed may be instituted by the Company, or by one or more Shareholders who alone or together with others represent at least 3% of the issued and outstanding share capital of the Company or voting rights. The measures that the civil court may impose include:

•	an order requiring the person with a duty to disclose to make the appropriate disclosure;

•	suspension of the right to exercise the voting rights by the person with a duty to disclose for a period of up to three years as determined by the court;

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voiding a resolution adopted by the General Meeting, if the court determines that the resolution would not have been adopted but for the exercise of the voting rights of the person with a duty to disclose, or suspension of a resolution adopted by the General Meeting until the court makes a decision about such voiding; and

•	an order to the person with a duty to disclose to refrain, during a period of up to five years as determined by the court, from acquiring Shares or voting rights in the Company.

12.25	Market Abuse Rules

The regulatory framework on market abuse is laid down in the Market Abuse Directive (2014/57/EU) as implemented in Dutch law and the Market Abuse Regulation (no. 596/2014) which is directly applicable in the Netherlands.

Pursuant to the Market Abuse Regulation, no natural or legal person is permitted to: (a) engage or attempt to engage in insider dealing in financial instruments listed on a regulated market or for which a listing has been requested, such as the Shares, (b) recommend that another person engages in insider dealing or induce another person to engage in insider dealing or (c) unlawfully disclose inside information relating to the Shares or the Company. Furthermore, no person may engage in or attempt to engage in market manipulation.

Inside information is any information of a precise nature relating (directly or indirectly) to the Company, or to the Shares in the Company or other financial instruments, which information has not been made public and which, if it were made public, would be likely to have an effect on the price of the Shares or the other financial instruments or on the price of related derivative financial instruments (i.e. information a reasonable investor would be likely to use as part of the basis of his or her investment decision). An intermediate step in a protracted process can also deemed to be inside information.

The Company will be under an obligation to make any inside information public as soon as possible and in a manner that enables fast access and complete, correct and timely assessment of the information. However, the Company may defer the publication of inside information if it can guarantee the confidentiality of the information. Such deferral is only possible if the publication thereof could damage the Company’s legitimate interests and if the deferral does not risk misleading the market. If the Company makes use of this deferral right, it needs to inform the AFM thereof as soon as that information is made public. Upon request of the AFM, a written explanation needs to be provided setting out why a delay of the publication was considered permitted. The Company is required to post and maintain on its website all inside information for a period of at least five years.

A person discharging managerial responsibilities is not permitted to (directly or indirectly) conduct any transactions on its own account or for the account of a third party, relating to Shares or debt instruments of the Company or other financial instruments linked thereto, during a closed period of 30 calendar days before the announcement of a half-yearly report or an annual report of the Company.

12.26	Non-compliance with the Market Abuse Rules

In accordance with the Market Abuse Regulation, the AFM has the power to take appropriate administrative sanctions, such as fines, and/or other administrative measures in relation to possible infringements. Non-compliance with the market abuse rules set out above could also constitute an economic offense and/or a crime (misdrijf) and could lead to the imposition of administrative fines by the AFM. The public prosecutor could press criminal charges resulting in fines or imprisonment. If criminal charges are pressed, it is no longer allowed to impose administrative penalties and vice versa.

The AFM shall in principle also publish any decision imposing an administrative sanction or measure in relation to an infringement of the Market Abuse Regulation.

The Company has adopted a code of conduct in respect of the reporting and regulation of transactions in the Company’s securities by Directors and the Company’s employees, which will be effective as at the First Trading Date.

The Company and any person acting on its behalf or on its account is obligated to draw up an insiders’ list, to promptly update the insider list and provide the insider list to the AFM upon its request. The Company and any person acting on its behalf or on its account is obligated to take all reasonable steps to ensure that any person on the insider list acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of inside information.

12.27	Transparency Directive

The Netherlands is the Company’s home member state for the purposes of Directive 2004/109/EC (as amended by Directive 2013/50/EU) as a consequence of which the Company will be subject to the DFSA in respect of certain on-going transparency and disclosure obligations.

13.             Taxation

The statements summarize the current position and are intended as a general guide only. Prospective investors should be warned that the tax legislation of their country of citizenship, domicile or residency may have an impact on the income received from the Common Shares and, if applicable, the Special Voting Shares. Prospective investors who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the Netherlands, Italy, United Kingdom and United States are strongly recommended to consult their own professional advisers.

13.1	Material Netherlands Tax Considerations

This summary solely addresses the material Dutch tax consequences of (i) the acquisition of Common Shares and, if applicable, Special Voting Shares pursuant to the Demerger, (ii) the ownership and disposal of Common Shares and, if applicable, Special Voting Shares, and (iii) the receipt and disposal of Special Voting Shares. It does not purport to describe every aspect of Dutch taxation that may be relevant to a holder of Shares in special circumstances or who is subject to special treatment under applicable law. Tax matters are complex, and the tax consequences of the Demerger to a particular holder of Shares will depend in part on such holder’s circumstances. Accordingly, a holder is urged to consult his or her own tax advisor regarding the Dutch tax consequences of the transaction described above and the ownership of Common Shares and, if applicable, Special Voting Shares in his or her particular circumstances.

Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions will be the meaning attributed to the equivalent Dutch concepts under Dutch tax law. Where in this summary the terms “the Netherlands” and “Dutch” are used, these refer solely to the European part of the Kingdom of the Netherlands. This summary assumes the Company is organized and its respective business will be conducted in the manner outlined in this Prospectus. This summary also assumes that, at the moment of the Demerger, the Company is organized and its business will be conducted such that the Company is considered tax resident in Italy for purposes of the tax treaty as concluded between the Netherlands and Italy. A change to the organizational structure or to the manner in which the Company conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands as of the date of this Prospectus. The tax law upon which this summary is based is subject to changes, possibly with retroactive effect. Any such changes may invalidate the contents of this summary, which will not be updated to reflect such changes.

The summary in this “Material Netherlands Tax Considerations” paragraph does not address the Dutch tax consequences for a holder of Common Shares and, if applicable, Special Voting Shares who:

•	is a person who may be deemed an owner of Common Shares and, if applicable, Special Voting Shares for Dutch tax purposes pursuant to specific statutory attribution rules in Dutch tax law;

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is, although in principle subject to Dutch corporation tax, in whole or in part specifically exempt from that tax in connection with income from Common Shares and, if applicable, Special Voting Shares;

•	is an investment institution as defined in the Dutch Corporation Tax Act 1969;

•	is an entity that, although in principle subject to Dutch corporation tax, is fully or partly exempt from Dutch corporation tax;

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owns Common Shares, and, if applicable, Special Voting Shares in connection with the (former) membership of a management board or a supervisory board, an employment relationship, a deemed employment relationship or management role;

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has a substantial interest in the Company or a deemed substantial interest in the Company for Dutch tax purposes. Generally, a person holds a substantial interest if (a) such person, either alone or, in the case of an individual, together with his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner for Dutch tax purposes, owns or is deemed to own, directly or indirectly, 5% or more of the Shares or of any class of Shares, or rights to acquire, directly or indirectly, such an interest in the Shares or profit participating certificates relating to 5% or more of the annual profits or to 5% or more of the liquidation proceeds of the Company, or (b) such person’s shares, rights to acquire shares or profit participating certificates in the Company are held by him following the application of a non-recognition provision; or

•	is for Dutch tax purposes taxable as a corporate entity and resident of Aruba, Curaçao or Sint Maarten.

13.1.1	Implementation of the Demerger

The implementation of the Demerger will involve holders of CNH Common Shares and, if applicable, CNH Special Voting Shares, receiving, based on their ownership of such shares at the time of Demerger implementation, Common Shares and, if applicable, Special Voting Shares. Under Dutch tax law, holders of CNH Common Shares and, if applicable, CNH Special Voting Shares will be treated as having partially exchanged such shares for Common Shares and, if applicable, Special Voting Shares. Accordingly, throughout this section “Material Netherlands Tax Considerations”, the initial receipt of Common Shares and, if applicable, Special Voting Shares associated with implementation of the Demerger is described as the partial exchange or partial disposal of CNH Common Shares and, if applicable, CNH Special Voting Shares for Common Shares and, if applicable, Special Voting Shares.

13.1.2	Dividend withholding tax in connection with the implementation of the Demerger

The implementation of the Demerger and the related allocation of Common Shares and, if applicable, Special Voting Shares pursuant to the Demerger will not be subject to Dutch dividend withholding tax.

13.1.3	Taxes on income and capital gains in connection with the implementation of the Demerger

Resident holders of CNH Common Shares and, if applicable, CNH Special Voting Shares

A holder of CNH Common Shares and, if applicable, CNH Special Voting Shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

(a)	Individual holders of CNH Common Shares and, if applicable, CNH Special Voting Shares deriving profits or deemed to be deriving profits from an enterprise

For Dutch individual holders whose CNH Common Shares and, if applicable, CNH Special Voting Shares are attributable to an enterprise from which such holder derives profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise (other than as an entrepreneur or a shareholder), the allocation of Common Shares and, if applicable, Special Voting Shares is considered to be a partial disposal of such holder’s CNH Common Shares and, if applicable, CNH Special Voting Shares and will result in recognition of a capital gain or a capital loss. Such benefits are generally subject to Dutch income tax at progressive rates. A Dutch individual holder of CNH Common Shares and, if applicable, CNH Special Voting Shares can opt for application of a roll-over facility for the capital gain. If the roll-over facility is applied, the aggregate tax basis in the shares in CNH Industrial will be split between the shares in CNH Industrial (after the Demerger) and the new shares in the Company based on the ratio between the fair market value of the assets spun off to the Company and the aggregate fair market value of CNH Industrial before the Demerger. The roll-over facility does not apply to any cash consideration received.

(b)	Individual holders of CNH Common Shares and, if applicable, CNH Special Voting Shares deriving benefits from miscellaneous activities

If a Dutch individual holder derives or is deemed to derive any benefits from CNH Common Shares and, if applicable, CNH Special Voting Shares, that constitute benefits from miscellaneous activities (as outlined below) (resultaat uit overige werkzaamheden), the allocation of Common Shares and, if applicable, Special Voting Shares is considered to be a partial disposal of such holder’s CNH Common Shares and, if applicable, CNH Special Voting Shares and will result in recognition of a capital gain or a capital loss. Such benefits are generally subject to Dutch income tax at progressive rates. A Dutch individual holder of CNH Common Shares and, if applicable, CNH Special Voting Shares can opt for a rollover facility for the capital gain. If the roll-over facility is applied, the aggregate tax basis in the shares in CNH Industrial will be split between the shares in CNH Industrial and the shares in the Company based on the ratio between the fair market value of the assets spun off to the Company and the aggregate fair market value of CNH Industrial before the Demerger. The roll-over facility does not apply to any cash consideration received. A Dutch individual holder may, inter alia, derive, or be deemed to derive, benefits from CNH Common Shares and, if applicable, CNH Special Voting Shares that are taxable as benefits from miscellaneous activities if such holder’s investment activities go beyond the activities of an active portfolio investor, for instance in the case of use of insider knowledge or comparable forms of special knowledge.

(c)	Other Dutch individual holders of CNH Common Shares and, if applicable, CNH Special Voting Shares

If a Dutch individual holder’s situation has not been discussed before in this paragraph “Taxes on income and capital gains in connection with the implementation of the Demerger” benefits from such holder’s CNH Common Shares and, if applicable, CNH Special Voting Shares will be taxed annually as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is a deemed benefit, which is determined on the basis of progressive rates starting from 1.9% up to 5.69% per annum of this yield basis (rendementsgrondslag), taxed at the rate of 31%. Under this rule, any capital gain or loss realized upon the distribution of Common Shares and, if applicable, Special Voting Shares is not subject to Dutch income tax.

(d)	Dutch corporate holders of CNH Common Shares and, if applicable, CNH Special Voting Shares

For a Dutch corporate holder, the distribution of Common Shares and, if applicable, Special Voting Shares will result in recognition of a capital gain or a capital loss, except to the extent the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969). If the participation exemption does not apply in respect of such holder’s CNH Common Shares and, if applicable, CNH Special Voting Shares, such holder can opt for application of a roll-over facility for the capital gain. If the roll-over facility is applied, the aggregate tax basis in the shares in CNH Industrial will be split between the shares in CNH Industrial (after the Demerger) and the shares in the Company based on the ratio between the fair market value of the assets spun off to the Company and the aggregate fair market value of CNH Industrial before the Demerger. The roll-over facility does not apply to any cash consideration received.

(e)	General

A holder of CNH Common Shares and, if applicable, CNH Special Voting Shares will not be deemed to be resident in the Netherlands for Dutch tax purposes by reason only of the execution and/or enforcement of the Deed of Demerger.

Non-resident holders of CNH Common Shares and, if applicable, CNH Special Voting Shares

(a)	Individuals

If a non-resident holder of CNH Common Shares and, if applicable, CNH Special Voting Shares is an individual who is neither resident nor deemed to be resident for purposes of Dutch income tax, he will not be subject to any Dutch taxes on income or capital gains in respect of the distribution of Common Shares and, if applicable, Special Voting Shares unless:

(i)

such individual derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and such individual’s CNH Common Shares and, if applicable, CNH Special Voting Shares are attributable to such permanent establishment or permanent representative;

(ii)

such individual derives benefits or is deemed to derive benefits from or in connection with CNH Common Shares and, if applicable, CNH Special Voting Shares that are taxable as benefits from miscellaneous activities performed in the Netherlands; or

(iii)

such individual derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise such individual’s CNH Common Shares and, if applicable, CNH Special Voting Shares are attributable.

If a non-resident holder falls under an exception set out under (i), (ii) or (iii) above, the partial disposal of such holder’s CNH Common Shares and, if applicable, CNH Special Voting Shares the distribution of Common Shares and, if applicable, Special Voting Shares will result in recognition of a capital gain or a capital loss. In these two cases and provided that Common Shares and, if applicable, Special Voting Shares received as Demerger consideration are attributable to such enterprise or such miscellaneous activities in the Netherlands, such holder can opt for application of a roll-over facility for the capital gain. If the roll-over facility is applied, the aggregate tax basis in the shares in CNH Industrial will be split between the shares in CNH Industrial (after the Demerger) and the shares in the Company based on the ratio between the fair market value of the assets spun off to the Company and the aggregate fair market value of CNH Industrial before the Demerger. The roll-over facility does not apply to any cash consideration received.

See above for a description of the circumstances under which the benefits derived from CNH Common Shares and, if applicable, CNH Special Voting Shares may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

(b)	Corporate entities

If a holder of CNH Common Shares and, if applicable, CNH Special Voting Shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, the holder will not be subject to any Dutch taxes on income or capital gains in respect of the distribution of Common Shares and, if applicable, Special Voting Shares, except if:

(i)	it derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its CNH Common Shares and, if applicable CNH Special Voting Shares are attributable; or

(ii)

it derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its CNH Common Shares and, if applicable CNH Special Voting Shares are attributable.

13.1.4	Taxes on income and capital gains from the ownership and disposition of Common Shares and, if applicable, Special Voting Shares

Resident holders of Common Shares and Special Voting Shares

A holder of Common Shares and, if applicable, Special Voting Shares who is resident or deemed to be resident in the Netherlands for Dutch tax purposes is fully subject to Dutch income tax if he is an individual or fully subject to Dutch corporation tax if it is a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, as described in the summary below.

(a)	Individuals deriving profits or deemed to be deriving profits from an enterprise

Any benefits derived or deemed to be derived from or in connection with Common Shares and, if applicable, Special Voting Shares that are attributable to an enterprise from which an individual derives profits, whether as an entrepreneur or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, are generally subject to Dutch income tax at progressive rates.

(b)	Individuals deriving benefits from miscellaneous activities

Any benefits derived or deemed to be derived from or in connection with Common Shares and, if applicable, Special Voting Shares that constitute benefits from miscellaneous activities by an individual are generally subject to Dutch income tax at progressive rates. An individual may, inter alia, derive, or be deemed to derive, benefits from or in connection with Common Shares and, if applicable, Special Voting Shares that are taxable as benefits from miscellaneous activities if his investment activities go beyond regular active portfolio management.

(c)	Other individuals

If a holder of Common Shares and, if applicable, Special Voting Shares is an individual whose situation has not been discussed before in this paragraph “Taxes on income and capital gains from the ownership and disposition of Common Shares and, if applicable, Special Voting Shares — Resident holders of Common Shares and Special Voting Shares”, the value of such holder’s Common Shares and, if applicable, Special Voting Shares forms part of the yield basis for purposes of tax on benefits from savings and investments. A deemed benefit, which is determined on the basis of progressive rates starting from 1.9% up to 5.69% per annum of this yield basis, is taxed at the rate of 31%. Actual benefits derived from or in connection with such holder’s Common Shares and, if applicable, Special Voting Shares are not subject to Dutch income tax.

(d)	Corporate entities

Any benefits derived or deemed to be derived from or in connection with Common Shares and, if applicable, Special Voting Shares that are held by a corporate entity, or an entity, including an association, a partnership and a mutual fund, taxable as a corporate entity, are generally subject to Dutch corporation tax, except to the extent that the benefits are exempt under the participation exemption as set forth in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Non-resident holders of Common Shares and, if applicable, Special Voting Shares

(e)	Individuals

If a holder of Common Shares and, if applicable, Special Voting Shares is an individual who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch income tax, he will not be subject to Dutch income tax in respect of any benefits derived or deemed to be derived from or in connection with Common Shares and, if applicable, Special Voting Shares, except if:

(i)

such individual derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, and such enterprise is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and his Common Shares and, if applicable, Special Voting Shares are attributable to such permanent establishment or permanent representative;

(ii)

such individual derives benefits or is deemed to derive benefits from or in connection with Common Shares and, if applicable, Special Voting Shares that are taxable as benefits from miscellaneous activities performed in the Netherlands; or

(iii)

such individual derives profits pursuant to the entitlement to a share in the profits of an enterprise, other than as a holder of securities, which is effectively managed in the Netherlands and to which enterprise his Common Shares and, if applicable, Special Voting Shares are attributable.

(f)	Corporate entities

If a holder of Common Shares and, if applicable, Special Voting Shares is a corporate entity, or an entity including an association, a partnership and a mutual fund, taxable as a corporate entity, which is neither resident, nor deemed to be resident in the Netherlands for purposes of Dutch corporation tax, it will not be subject to Dutch corporation tax in respect of any benefits derived or deemed to be derived from or in connection with Common Shares and, if applicable, Special Voting Shares, except if:

(i)

such individual derives profits from an enterprise directly which is carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, and to which permanent establishment or permanent representative its Common Shares and, if applicable, Special Voting Shares are attributable; or

(ii)

such individual derives profits pursuant to a co-entitlement to the net value of an enterprise which is managed in the Netherlands, other than as a holder of securities, and to which enterprise its Common Shares and, if applicable, Special Voting Shares are attributable.

13.1.5	Dividend withholding tax in connection with the receipt of Special Voting Shares

The issuance of Special Voting Shares to Shareholders who request that all or some of the number of their Common Shares be registered in the Loyalty Register, is not subject to Dutch dividend withholding tax to the extent the par value of the Special Voting Shares is paid out of capital that is recognized as contributed capital for Dutch dividend withholding tax purposes. For that purpose, the Company intends to use a special capital reserve, formed out of the recognized share premium reserve to pay up the Special Voting Shares.

13.1.6	Dividend withholding tax in connection with the disposal of Special Voting Shares

The disposal of the Special Voting Shares for no consideration is not subject to Dutch dividend withholding tax.

13.1.7	Dividend withholding tax after implementation of the Demerger

The Company is generally required to withhold Dutch dividend withholding tax at a rate of 15% from dividends distributed by it. As an exception to this rule, the Company may not be required to withhold Dutch dividend withholding tax if it is considered to be a tax resident of both the Netherlands and Italy, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between the Netherlands and Italy attributes the tax residency exclusively to Italy. This exception does not apply to dividends distributed by the Company to a holder who is resident or deemed to be resident in the Netherlands for Dutch income tax purposes or Dutch corporation tax purposes.

13.1.8	Gift and inheritance taxes after implementation of the Demerger

No Dutch gift tax or Dutch inheritance tax will arise with respect to an acquisition or deemed acquisition of Common Shares and, if applicable, Special Voting Shares by way of gift by, or upon the death of, a holder of Common Shares and, if applicable, Special Voting Shares who is neither resident nor deemed to be resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax except if, in the event of a gift whilst not being a resident nor being a deemed resident in the Netherlands for purposes of Dutch gift tax or Dutch inheritance tax, the holder of Common Shares and, if applicable, Special Voting Shares becomes a resident or a deemed resident in the Netherlands and dies within 180 days after the date of the gift.

For purposes of Dutch gift tax and Dutch inheritance tax, a gift of Common Shares and, if applicable, Special Voting Shares made under a condition precedent is deemed to be made at the time the condition precedent is satisfied. For example, and without being exhaustive, an individual who has the Dutch nationality is deemed to be resident in the Netherlands at the time of his death or the making of the gift, if he resided in the Netherlands at any time during a period of ten years preceding the time of his death or the time of the gift. In addition, as a further example, and without being exhaustive, any individual who has been resident in the Netherlands and who has made a gift within a period of one year after he has taken up his residence outside the Netherlands is deemed to be resident in the Netherlands at the time of the gift.

13.1.9	Registration taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty is payable in the Netherlands in respect of or in connection with the transfer of Common Shares and, if applicable, Special Voting Shares.

13.2	Material Italy Tax Considerations

This section describes solely the material Italian tax consequences of (i) the acquisition of Common Shares and, if applicable, Special Voting Shares pursuant to the Demerger, and (ii) the ownership and disposal of Common Shares and, if applicable, Special Voting Shares after the Demerger. It does not consider every aspect of Italian taxation that may be relevant to a particular holder of the Common Shares and, if applicable, the Special Voting Shares in special circumstances or who is subject to special treatment under applicable law, and it is not intended to be applicable in all respects to all classes of investors.

Shareholders and any potential prospective investor should consult their own tax advisors regarding the Italian tax consequences of acquiring, holding, and disposing of the Common Shares and, if applicable, the Special Voting Shares in their particular circumstances and should investigate the nature and the origin of the amounts received as distributions in connection with the Common Shares (dividends or equity reserves).

Where in this section English terms and expressions are used to refer to Italian concepts, the meaning to be given to these terms and expressions shall be the meaning to be given to the equivalent Italian concepts under Italian tax law. This summary assumes that the Common Shares will be listed on a regulated market. This summary also assumes that the Company is organized, and that the business will be conducted, in the manner outlined in this Prospectus. A change to the organizational structure or to the manner in which the Company conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.

This summary is based on the tax laws of the Republic of Italy and case law / practice (unpublished case law / practice is not included) as it stands at the date of this Prospectus. The law upon which this description is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect this change.

Finance Act 2018 materially changed the tax regime applicable to dividends and capital gains from Qualified Holdings received or realized by Italian resident persons not engaged in business activities and by non-resident persons without a permanent establishment in Italy. This section only describes the tax regime applicable to dividends paid out of profits realized as of fiscal year 2018 and (ii) capital gains realized on Common Shares as of January 1, 2019. Because by reason of the Demerger the Company may take on, and inherit for Italian income tax purposes, a pro rata share of the profits reserves of CNH, shareholders and any potential prospective investor should consult their own tax advisors regarding the Italian tax consequences to them of dividend distributions declared by the Company that meet the conditions for the interim regimes applicable under Italian law (e.g., on profits realized until fiscal year 2018).

13.2.1	Tax Consequences of the Demerger

The Demerger is intended to qualify as a tax-free (neutral) transaction for Italian tax purposes. Holders of Common Shares and, if applicable, Special Voting Shares will not recognize any income, gain or loss upon, or because of, the Demerger (other than in respect of fractional shares as described below). In particular, holders of CNH Common Shares and, if applicable, CNH Special Voting Shares will recognize no gain or loss upon the receipt of the Common Shares and, if applicable, Special Voting Shares according to the Allotment Ratio. Italian holders of CNH Common Shares (and, if applicable, Special Voting Shares) may have to recognize income if they receive cash in lieu of fractional shares, and in particular they should recognize income (dividend or capital gain depending on the nature of the Italian holder) or loss measured by the difference between the cash received for the fractional share and their tax basis in that fractional share.

Holders of CNH Common Shares and, if applicable, CNH Special Voting Shares must split their tax basis (for Italian tax purposes) in CNH Common Shares and, if applicable, CNH Special Voting Shares between such shares and the Common Shares and, if applicable, the Special Voting Shares received upon Demerger. The split of the tax basis must be done based on the ratio between (a) the fair market values of the Common Shares and, if applicable, the Special Voting Shares received in exchange upon the Demerger (and the fair market value of the CNH Common Shares and, if applicable, the CNH Special Voting Shares still owned after the Demerger) and (b) the aggregate fair market value of the CNH Common Shares and, if applicable, the CNH Special Voting Shares held before the Demerger (see Italian Revenue Agency, Ruling No. 52/E of May 26, 2015).

13.2.2	Taxation of Dividends

The tax regime summarized in this subsection “Taxation of Dividends” applies only to the classes of holders of Common Shares and, if applicable, the Special Voting Shares that are described below.

Dividends paid by the Company are subject to the tax regime generally applicable to dividends paid by companies that are resident for tax purposes in the Republic of Italy.

This subsection (i) as indicated above, only describes the tax regime applicable to dividends paid out of profits realized as of fiscal year 2018, and (ii) does not take into account the interim regime set forth by Article 32-quater of Law Decree No. 124 of October 26, 2019 that applies to dividend distributions received by Italian non-business partnerships (“società semplici”) (i) paid out of profits realized until December 31, 2019 and (ii) declared before December 31, 2022.

The tax regime may vary as follows.

Italian resident persons

(a)	Individuals not engaged in business activity

Under Decree No. 600 of September 29, 1973 (Decree 600), dividends paid to Italian resident individuals who hold the Common Shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (risparmio gestito) as defined in paragraph “Taxation of Dividends –– Italian Resident Persons –– Individuals not engaged in business activity and holding the Common Shares under the “risparmio gestito” regime” below are subject to 26% tax withheld at source in Italy. The holders are not required to report the dividends in their income tax returns.

Subject to certain conditions (including minimum holding period requirement) and limitations, dividends paid by the Company may be exempt from any income taxation (including from the 26% tax withheld at source) if the Common Shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth under Italian tax law.

The 26% tax is levied by the qualifying share depositories with which the securities are deposited and which have joined the centralized management system managed by Monte Titoli.

(b)	Individuals not engaged in business activity and holding the Common Shares under the “risparmio gestito” regime

Dividends paid to Italian resident individuals who do not hold the Common Shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (b) the holder has elected into the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997. In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to 26% substitute tax. Even if there is not yet official guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, the prevailing interpretation is that until January 1, 2023 the election for the discretionary investment portfolio regime should currently apply only on income from Common Shares that represent a Non-Qualified Holding.

(c)	Sole Proprietors

Dividends paid to Italian resident individuals who hold the Common Shares in connection with a business activity (Sole Proprietors) are not subject to any tax withheld at source in Italy, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but only 58.14% of such dividends are included in the holder’s overall business income taxable in Italy.

(d)

Partnerships (Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian tax is withheld at source on dividends paid to Italian business partnerships (such as Italian “società in nome collettivo,” “società in accomandita semplice” and similar partnerships as referred to in Article 5 CITA). Only 58.14% of such dividends are included in the overall business income to be reported by the partnership. If it is instead a non-business partnership (“società semplice”), pursuant to Article 32-quater of Law Decree No. 124 of October 26, 2019, as subsequently amended and supplemented, dividends are deemed to be received on a tax transparency basis by the partners and are subject to tax under the tax regime applicable to the relevant partner (i.e., as if they were directly paid to each partner).

No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (società per azioni), partnerships limited by shares (società in accomandita per azioni), limited liability companies (società a responsabilità limitata) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5% of the dividends are included in the overall business income subject to corporate income tax (IRES), unless the Common Shares are financial assets shares held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES. IRES is currently levied at 24%, but a higher rate may apply for companies operating in specific sectors (chief among them is the 27.5% IRES rate for banks and other regulated financial intermediaries) or meeting certain conditions.

For some types of companies and under certain conditions, dividends are also included in the net value of production, which is subject to the regional tax on productive activities (IRAP).

(e)	Non-business entities referred to in Article 73(1)(c) CITA

No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA, including Italian resident trusts that do not carry out a business activity the tax regime applicable to Italian undertakings for collective investment (OICR) is dealt with in subparagraphs (g) and (h) below. The dividends are fully included in the holder’s overall income subject to IRES. For social security entities pursuant to Legislative Decree No. 509 of June 30, 1994 and Legislative Decree No. 103 of February 10, 1996, subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the Common Shares that do not represent a Qualified Holding may be excluded from the taxable base if the social security entity earmarks the Common Shares as eligible investment under Article 1(89) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the Common Shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represents no more than 10% of the gross asset value of the social security entity of the previous year.

As of the fiscal year that is current on January 1, 2021, under Article 1(44) to (46) of Finance Act 2021, 50% of the dividends paid to non-business entities referred to in Article 73(1)(c) CITA will be excluded from their IRES taxable base provided that they: (i) exclusively or mainly carry out any of the qualifying non-profit activities listed in Article 1(45) of Finance Act 2021, and (ii) earmark the related tax savings to a non-distributable reserve and use these resources to finance their non-profit activities.

(f)	Persons exempt from IRES and persons outside the scope of IRES

Dividends paid to Italian resident persons that are exempt from IRES are generally subject to 26% tax withheld at source.

No Italian tax is instead withheld at source on dividends paid to persons that are outside the scope of IRES (esclusi) under Article 74(1) CITA.

(g)	Pension funds and OICR (other than Real Estate AIF)

No Italian tax is withheld at source on dividends paid to (a) Italian pension funds governed by Legislative Decree No. 252 of December 5, 2005 (Decree 252) and (b) Italian OICR, other than Italian real estate investment funds and Italian real estate SICAFs (real estate alternative investment funds, Real Estate AIF).

Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva). Subject to certain conditions (including minimum holding period requirement) and limitations, dividends and other income from the Common Shares may be excluded from the taxable base of the 20% substitute tax if the pension fund earmarks the Common Shares as eligible investment under Article 1(89)-(92) of Finance Act 2017 (as subsequently amended) to the extent, however, that investment in the Common Shares (and other qualifying shares or units in undertakings for collective investment investing mainly in qualifying shares) represents no more than 10% of the gross asset value of the pension fund of the previous year.

Dividends received by OICR (other than Real Estate AIF) that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision are not subject to taxation at the level of the OICR.

(h)	Real Estate AIF

No Italian tax is withheld at source on dividends paid to Italian Real Estate AIF. Moreover, dividends are not subject to either IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to Italian resident unitholders / shareholders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders / shareholders are not institutional investors as defined by Article 32(3) of Law Decree No. 78 of May 31, 2010 and hold units / shares in the Real Estate AIF representing more than 5% of the Real Estate AIF’s net asset value.

Non-Italian resident persons

(a)	Non-resident persons holding the Common Shares through a permanent establishment in Italy

No Italian tax is withheld at source on dividends paid to non-resident persons that hold the Common Shares through a permanent establishment in Italy to which the Common Shares are effectively connected. Only 5% of the dividends are included in the overall income subject to IRES, unless the Common Shares are financial assets held for trading by holders that apply IAS / IFRS international accounting standards under Regulation No. 1606/2002 of the European Parliament and the Council of July 19, 2002. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES. IRES is currently levied at 24%, but a higher rate may apply for companies operating in specific sectors (chief among them is the 27.5% IRES rate for banks and other regulated financial intermediaries) or meeting certain conditions. If the Common Shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the Common Shares are effectively connected, only 58.14% of the dividends are included in the overall income subject to personal income tax.

For some types of businesses and under certain conditions, dividends are also included in the net value of production, which is subject to IRAP.

If dividends are paid with respect to Common Shares that are not connected with a permanent establishment in Italy of a non-resident person, please see paragraph “Taxation of Dividends –– Non-Italian Resident Persons –– Non-resident persons that do not hold the Common Shares through a permanent establishment in Italy” below.

(b)	Non-resident persons that do not hold the Common Shares through a permanent establishment in Italy

A 26% tax is generally withheld at source on dividends paid to non-resident persons that do not have a permanent establishment in Italy to which the Common Shares are effectively connected.

The 26% tax is levied by qualifying share depositories with which the securities are deposited and which have joined the centralized management system managed by Monte Titoli.

Subject to a specific application that must be submitted to the Italian tax authorities under the terms and conditions provided by law, non-resident holders are entitled to relief (in the form of a refund), which cannot be greater than 11/26 (eleven twenty-sixths) of the tax levied in Italy, if they can demonstrate that they have paid final tax abroad on the same profits. Holders who may be eligible for the relief should consult with their own independent tax advisors to determine whether they are eligible for, and how to obtain, the tax refund.

As an alternative to the relief described above, persons resident in countries that have a double tax treaty in force with Italy may request that the tax withheld at source on dividends be levied at the (reduced) rate provided under the applicable tax treaty, subject to the timely and duly submission of the required treaty documentation to the withholding agent (including tax resident certificates released or stamped by the foreign tax authority).

The domestic withholding tax rate on dividends is 1.2% (and not 26%) if the recipients and beneficial owners of the dividends on the Common Shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in an EEA State that is included in the Italian White List and (b) subject to corporate income tax in such State. These companies and entities are not entitled to the 11/26 relief described above.

The domestic withholding tax rate on dividends is 11% (and not 26%) if the recipients and beneficial owners of the dividends on the Common Shares are pension funds that are set up in an EU Member State or an EEA State included in the Italian White List. These pension funds are not entitled to the 11/26 relief described above. Moreover, Article 1(95) of Finance Act 2017 (as subsequently amended) provides for an exemption from withholding taxation on dividends if a pension fund set up in an EU Member State or an EEA Member State included in the Italian White List holds shares in an Italian resident corporation (such as the Company) for at least five years and only to the extent of dividends from investments in qualifying shares (or units in undertakings for collective investment investing mainly in qualifying shares) that represent no more than 10% of the gross asset value of the pension fund of the previous year. To benefit from this exemption, the EU (or “white listed” EEA) pension fund that is the beneficial owner of the dividends must submit an affidavit to the withholding agent whereby it declares that it meets the conditions for the exemption and that it undertakes to hold the shares for the required holding period. Other documentary obligations apply to such EU (or “white listed” EEA) pension funds to benefit from this exemption.

Pursuant to Article 27(3) of Decree 600 (as amended by Article 1(631) of Finance Act 2021), no Italian tax is withheld at source on dividends paid as from January 1, 2021 to (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC of the European Parliament and of the Council of July 13, 2009, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU of the European Parliament and of the Council of June 8, 2011, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the Italian White List.

Under Article 27-bis of Decree 600, which implemented in Italy Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the Parent Subsidiary Directive), a company is entitled to a full refund of the tax withheld at source on the dividends if it (a) has one of the legal forms provided for in the appendix to Parent Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds Common Shares that represent an interest in the issued and outstanding capital of the Company of no less than 10% for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax be levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. The withholding exemption under Article 27-bis of Decree 600 may be denied by the Italian tax authorities in abusive situations pursuant to the Italian statutory general anti-abuse rule (Article 10-bis of Law No. 212 of July 27, 2000).

Under the agreement between the European Union and the Swiss Confederation providing for measures equivalent to those laid down in Council Directive 2003/48/EC on taxation of savings income in the form of interest payments, the withholding tax refund / exemption regime described above also applies to dividends paid to a company that (a) is resident for tax purposes in Switzerland without being considered to be resident outside Switzerland according to a double tax treaty signed with a non-EU country, (b) is a limited company, (c) is subject to Swiss corporate tax without being exempted or benefiting from preferential tax regimes, and (d) directly holds Common Shares that represent an interest in the Company’s issued and outstanding capital of no less than 25% for an uninterrupted period of at least two years.

Dividends distributed to international entities or bodies that benefit from exemption from taxation in Italy pursuant to international rules or treaties entered into force in Italy will not be subject to withholding tax.

(c)	U.S. holders (without permanent establishment in Italy) of Common Shares and, if applicable, Special Voting Share

If the Company is considered to be a tax resident of both Italy and the Netherlands, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between Italy and the Netherlands attributes the tax residency exclusively to Italy, dividends distributed to U.S. holders of Common Shares and, if applicable, Special Voting Shares will be subject to Italian dividend withholding taxation. However, certain U.S. holders of Common Shares and, if applicable, Special Voting Shares may qualify for full or partial relief from the Italian dividend withholding tax under the Convention between the Government of the United States of America and the Government of the Italian Republic for the avoidance of double taxation with respect to taxes on income and the prevention of fraud or fiscal evasion signed in Washington, D.C. on August 25, 1999 (the Italy-U.S. Treaty). On the basis of Article 10 of the Italy-U.S. Treaty, qualifying U.S. individuals are entitled to a reduced Italian dividend withholding tax rate (i.e. 15%) and qualifying U.S. companies are entitled, under certain conditions, to a reduced Italian dividend withholding tax rate (either 5% or 15% depending on the circumstances). On the basis of Article 10(8) of the Italy-U.S. Treaty, qualified U.S. governmental entities are entitled, under certain conditions, to a full exemption from Italian dividend withholding tax.

(d)	U.K. holders (without permanent establishment in Italy) of Common Shares and, if applicable, Special Voting Shares

If the Company is considered to be a tax resident of both Italy and the Netherlands, in accordance with the domestic tax residency provisions applied by each of these jurisdictions, while the double tax treaty between Italy and the Netherlands attributes the tax residency exclusively to Italy, dividends distributed to U.K. holders of Common Shares and, if applicable, Special Voting Shares will be subject to Italian dividend withholding taxation. However, certain U.K. holders of Common Shares and, if applicable, Special Voting Shares may qualify for partial relief from the Italian dividend withholding tax under the Convention between the United Kingdom and Northern Ireland and the Government of the Italian Republic for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed in Pallanza on October 21, 1988 (the Italy-U.K. Treaty). On the basis of Article 10 of the Italy-U.K. Treaty, qualifying U.K. individuals are entitled to a reduced Italian dividend withholding tax rate (i.e. 15%) and qualifying U.K. companies are entitled, under certain conditions, to a reduced Italian dividend withholding tax rate (either 5% or 15% depending on the circumstances).

13.2.3	Taxation of Distributions of Equity Reserves

The tax regime summarized in this subsection “Taxation of distributions of Equity Reserves” applies only to the classes of holders of Common Shares and, if applicable, Special Voting Shares that are described below.

The information provided in this subsection summarizes the Italian tax regime applicable to the distributions by the Company—other than in case of reduction of excess capital, withdrawal, exclusion, redemption or liquidation—of equity reserves as referred to under Article 47(5) CITA, such as, for instance, reserves or other funds formed with share premiums, equalizing interests (interessi di conguaglio) paid in by the subscribers, equity (other than share capital) contributions (versamenti a fondo perduto) or share capital account payments (versamenti in conto capitale) made by shareholders and tax-exempt revaluation reserves (the Equity Reserves).

Italian resident persons

(a)	Individuals not engaged in business activity

Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of the Company by Italian resident individuals who do not hold the Common Shares in connection with a business activity are deemed to be, and treated as, profits for the recipients to the extent that the Company has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits are subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in Common Shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Common Shares are treated as dividends for tax purposes. Special rules may apply if the individual holders have elected with regard to the Common Shares into the discretionary investment portfolio regime (regime del risparmio gestito) described in subsection “Taxation of Capital Gains” below.

(b)

Sole Proprietors, business partnerships (Italian “società in nome collettivo”, “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Regardless of what holders have resolved upon in the shareholders’ meeting, the amounts received as distribution out of Equity Reserves of the Company by Italian Sole Proprietors, Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), and Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA are deemed to be, and are treated as, profits for the recipients to the extent that the Company has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits should be subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in the Common Shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Common Shares are treated as capital gains for tax purposes and should be subject to the same regime described in subsection “Taxation of Capital Gains” below.

(c)	Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA

Amounts received by Italian resident non-business entities referred to in Article 73(1)(c) CITA as distributions out of Equity Reserves, net of any amount already treated as profits as per the profit distribution priority rules described in subparagraph “ ––Taxation of Distributions of Equity Reserves––Italian Resident Persons––Individuals not engaged in business activity” above that apply here as well, reduce the holder’s tax basis in the Common Shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Common Shares are treated as dividends for tax purposes. For a short description of the favorable regimes available to certain entities referred to in Article 73(1)(c) CITA, see subparagraph “Taxation of Dividends – Italian Resident Persons – Non-business entities referred to in Article 73(1)(c) CITA” above.

In case of amounts received by Italian non-business partnerships referred to in Article 5 CITA, the tax regime depends on the specific circumstances of the case. Shareholders and any potential prospective investors that are Italian non-business partnerships should consult their own tax advisors in this respect.

(d)	Persons exempt from IRES

Amounts received by Italian resident persons exempt from IRES as distributions out of Equity Reserves, net of any amount already treated as profits as per the profit distribution priority rules described in “Taxation of Distributions of Equity Reserves –– Italian Resident Persons –– Individuals not engaged in business activity” above that apply here as well, reduce the holder’s tax basis in the Common Shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Common Shares are treated as dividends for tax purposes.

(e)	Pension funds and OICR (other than Real Estate AIF)

Amounts received by Italian pension funds governed by Article 17 of Italian Decree 252 as distributions out of Equity Reserves should be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva). The value of the Common Shares at the end of the same tax year should also be included in the net annual accrued yield. For a short description of a favorable regime available to pension funds, see subparagraph “Taxation of Dividends – Italian Resident Persons – Pension funds and OICR (other than Real Estate AIF)” above.

Conversely, any amounts received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) as distributions out of Equity Reserves are not subject to taxation at the level of the OICR.

(f)	Real Estate AIF

Amounts received by Italian Real Estate AIF as distributions out of Equity Reserves are not subject to IRES or IRAP at the level of the Real Estate AIF. However, income realized by Italian Real Estate AIF is attributed pro rata to the unitholders / shareholders, irrespective of any actual distribution, on a tax transparency basis if the unitholders / shareholders are not institutional investors as defined by Article 32(3) of Law Decree No. 78 of May 31, 2010 and hold units / shares in the Real Estate AIF representing more than 5% of the Real Estate AIF’s net asset value.

Non-Italian resident persons

(a)	Non-resident persons holding the Common Shares through a permanent establishment in Italy

For non-Italian resident persons that hold the Common Shares through a permanent establishment in Italy to which the Common Shares are effectively connected, the amounts received as distributions out of Equity Reserves are subject to the same tax regime as applicable to Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA as described in paragraph “Taxation of Distributions of Equity Reserves –– Italian Resident Persons –– Sole Proprietors, business partnerships (Italian “società in nome collettivo”, “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA” above. If the Equity Reserves distribution relates to Common Shares that are not connected to a permanent establishment in Italy of the non-resident recipient, reference must be made to subparagraph “Taxation of Distributions of Equity Reserves –– Non-Italian Resident Person s–– Non-resident persons that do not hold the Common Shares through a permanent establishment in Italy” below.

(b)	Non-resident persons that do not hold the Common Shares through a permanent establishment in Italy

For non-Italian resident persons (whether individuals or corporations) without a permanent establishment in Italy to which the Common Shares are effectively connected, the amounts received as distributions out of Equity Reserves are subject to the same tax regime as applicable to Italian resident individuals not engaged in business activity. Therefore, the amounts received as distributions out of Equity Reserves, net of any amount that has already been treated as profits as per the profit distribution priority rules described in paragraph “Taxation of Distributions of Equity Reserves –– Italian Resident Persons –– Individuals not engaged in business activity” above that apply here as well, reduce the holder’s tax basis in the Common Shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the Common Shares are treated as dividends for tax purposes.

13.2.4	Taxation of Capital Gains

The tax regime summarized in this subsection “Taxation of Capital Gains” applies only to classes of holders of Common Shares and, if applicable, Special Voting Shares that are described here below.

Italian resident persons

(a)	Italian resident individuals not engaged in business activity

Capital gains realized by Italian resident individuals upon transfer for consideration of the Common Shares (as well as of securities or rights whereby Common Shares may be acquired), other than capital gains realized in connection with a business activity, are subject to a 26% substitute tax (CGT). The taxpayer may opt for any of the following three tax regimes:

(i)

Tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. CGT is computed on capital gains net of capital losses and must be paid by the term for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. Capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. This regime is the default regime if the taxpayer does not elect into any of the two alternative regimes described under (ii) and (iii) below.

(ii)

Non-discretionary investment portfolio regime (risparmio amministrato) (optional). Under this regime, CGT is applied separately on capital gains realized on each transfer of Common Shares. This regime is allowed subject to (x) the Common Shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries; and (y) an express election for the nondiscretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the Common Shares (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses. Capital losses may be carried forward and offset against capital gains realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital losses realized on transfers of Non-Qualified Holdings before 2019 should be allowed to offset capital gains realized on Transfers of Qualified Holdings as of 2019. Under this regime, the holder is not required to report capital gains in the annual income tax return.

(iii)

Discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Common Shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Common Shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT. The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Under this regime, the holder is not required to report capital gains in the annual income tax return. Even if there is not yet official guidance of the Italian tax authorities after the reform enacted by Finance Act 2018, the prevailing interpretation is that until January 1, 2023 the election for the discretionary investment portfolio regime should currently apply only on income from Common Shares that represent a Non-Qualified Holding.

Subject to certain conditions (including minimum holding period requirement) and limitations, capital gains on the Common Shares may be exempt from any income taxation (including from the 26% CGT) if the Common Shares do not represent a Qualified Holding and are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth by the Italian tax law.

(b)	Sole Proprietors and business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)

Capital gains realized by Italian Sole Proprietors and Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA) upon transfer for consideration of the Common Shares must be fully included in the overall business income and reported in the annual income tax return. Capital losses (or other negative items of income) derived by this class of holders upon transfer for consideration of the Common Shares would be fully deductible from the holder’s income.

However, if the conditions under (i) and (ii) of the subparagraph “Companies and other business entities referred to in Article 73(1)(a)-(b) CITA” below are met, only 49.72% (58.14% in case of Sole Proprietors) of the capital gains should be included in the overall business income (based on a different interpretation, a 58.14% inclusion of the capital gains that meet the above-mentioned conditions should apply also to business partnerships). Capital losses realized on Common Shares that meet the conditions (i) and (ii) of the below subparagraph “ –– Taxation of Capital Gains –– Italian resident persons –– Companies and other business entities referred to in Article 73(1)(a)-(b) CITA” are only partially deductible (similarly to what is provided for the taxation of capital gains).

For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Common Shares is reduced by any write-down that the holder has deducted in previous tax years.

(c)	Companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the Common Shares must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized).

The election for the installment computation is only available if the Common Shares have been held for no less than three years and booked as non-current financial assets (immobilizzazioni finanziarie) in the last three financial statements.

However, under Article 87 CITA (participation exemption), capital gains realized upon transfer of Common Shares are 95% exempt if both the following requirements are met:

(i)

The Common Shares have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the Common Shares acquired on the most recent date as being transferred first (on a “last in first out” basis); and

(ii)

The Common Shares have been booked as non-current financial assets in the first financial statement closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the Common Shares are deemed as non-current financial assets if they are not accounted as financial assets held for trading.

Italian law lays down certain additional conditions for the exemption to be available. Based on the assumption that the Company is a holding company, that its shares will be listed on a regulated market, and that pursuant to Article 87(5) CITA its assets are predominantly composed of shareholdings in companies which satisfy the additional conditions set forth by Article 87 CITA in order to benefit from the participation exemption regime (i.e., the companies are not resident in a State with a preferential tax system and carry on a business activity), these additional conditions should be met.

The transfer of shares booked as non-current financial assets and shares booked as inventory must be considered separately with reference to each class. If the requirements for the participation exemption are met, any capital loss realized on the Common Shares cannot be deducted.

For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Common Shares is reduced by any write-down that the holder has deducted in previous tax years.

Capital losses (as well as negative differences between revenues and costs) relating to shares that do not meet the participation exemption requirements are not relevant (and cannot be deducted) to the extent of the non-taxable amount of dividends (or advance dividend) received by the holder in the 36 months prior to the transfer (dividend washing rule). This anti-avoidance rule applies to shares acquired in the 36-month period preceding the realization of the capital loss (or the negative difference), provided that requirements under Article 87(1)(c)-(d) CITA (i.e., the company is not resident in a State with a preferential tax system and carries on a business activity) are met. The anti-avoidance rule does not apply to holders that draft their financial statements according to IAS / IFRS international accounting standards under Regulation (EC) No. 1606/2002 of the European Parliament and the Council of July 19, 2002. When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than €50,000, the taxpayer must, under certain circumstances, report the data and the information regarding the transaction to the Italian tax authorities.

Moreover, in case of capital losses greater than €5,000,000 deriving from the transfer (or a series of transfers) of shares booked as non-current financial assets, the holder must report the data and the information to the Italian tax authorities. Holders that draft their financial statements according to IAS / IFRS international accounting standards are under no such obligation.

For some types of companies and under certain conditions, capital gains on Common Shares are also included in the net value of production that is subject to IRAP.

(d)	Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA

Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under substantially the same rules as provided for capital gains realized by Italian resident individuals who do not hold the Common Shares in connection with a business activity. For a short description of a favorable regime available to certain social security entities, see subparagraph “Taxation of Dividends – Italian Resident Persons – Non-business entities referred to in Article 73(1)(c) CITA” above.

(e)	Pension funds and OICR (other than Real Estate AIF)

Capital gains on Common Shares held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva). For a short description of a favorable regime available to pension funds, see subparagraph “Taxation of Dividends ––Italian Resident Persons –– Pension funds and OICR (other than Real Estate AIF)” above.

Capital gains on Common Shares held by OICRs that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to tax at the level of the OICR.

(f)	Real Estate AIF

Capital gains on Common Shares held by Italian Real Estate AIF are not subject to IRES or IRAP at the level of the Real Estate AIF.

Non-Italian resident persons

(a)	Non-resident persons holding the Common Shares through a permanent establishment in Italy

If non-Italian resident persons hold the Common Shares through a permanent establishment in Italy to which the Common Shares are effectively connected, capital gains realized upon disposal of the Common Shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA, which is summarized under paragraph “Taxation of Capital Gains –– Italian Resident Persons –– Companies and other business entities referred to in Article 73(1)(a)-(b) CITA” above. If the Common Shares are not connected to a permanent establishment in Italy of the non-resident person, reference must be made to paragraph “Taxation of Capital Gains –– Non-Italian Resident Persons –– Non-resident persons that do not hold the Common Shares through a permanent establishment in Italy” below.

If the Common Shares are held by a non-resident Sole Proprietor through a permanent establishment in Italy to which the Common Shares are effectively connected, capital gains realized upon disposal of the Common Shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian Sole Proprietors, which is summarized under paragraph “Taxation of Capital Gains –– Italian Resident Persons –– Sole Proprietors and business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)” above.

(b)	Non-resident persons that do not hold the Common Shares through a permanent establishment in Italy

Non-Qualified Holdings. No tax applies in Italy on capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon transfer for consideration of Common Shares that do not qualify as Transfers of Qualified Holdings, even if the Common Shares are held in Italy and regardless of the provisions set forth in any applicable double tax treaty. In such case, in order to benefit from this exemption, non-Italian resident holders who hold the Common Shares with an Italian authorized financial intermediary and either are subject to the nondiscretionary investment portfolio regime or have elected into the discretionary investment portfolio regime may be required to timely submit to the Italian authorized financial intermediary an affidavit whereby they state that they are not resident in Italy for tax purposes.

Qualified Holdings. Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are subject to capital gains tax in Italy according to substantially the same rules as applicable to Italian resident individuals not engaged in business activity. However, as of January 1, 2021, under Article 1(633) of Finance Act 2021, no tax applies in Italy on capital gains realized by (i) foreign undertakings for collective investment that comply with Directive 2009/65/EC of the European Parliament and of the Council of July 13, 2009, or (ii) foreign undertakings for collective investment that do not fall within the scope of Directive 2009/65/EC but whose asset manager is subject to regulatory supervision according to Directive 2011/61/EU of the European Parliament and of the Council of June 8, 2011, provided that in both case (i) and (ii) the foreign undertaking for collective investment is organized under the laws of an EU Member State or an EEA State that is included in the White List. In any case, the provisions of double tax treaties entered into by Italy may apply if more favorable.

13.2.5	Special Voting Shares

No statutory, judicial or administrative authority directly discusses how the receipt, ownership or disposal of Special Voting Shares should be treated for Italian income tax purposes and as a result, the Italian tax consequences are uncertain. Accordingly, holders of Special Voting Shares are urged to consult their tax advisors as to the tax consequences of the receipt, ownership and disposal of Special Voting Shares.

(a)	Receipt of Special Voting Shares

A holder that receives Special Voting Shares should in principle not recognize any taxable income upon the receipt of Special Voting Shares. Under a possible interpretation, the issue of Special Voting Shares can be treated as the issue of bonus shares free of charge to the shareholders out of existing available reserves of the Company. Such issue should not have any material effect on the allocation of the tax basis of a shareholder between its Common Shares and its Special Voting Shares. As the Special Voting Shares are not transferable and their limited economic rights can be enjoyed only at the time of the liquidation of the Company, the Company believes and intends to take the position that the fair market value of each Special Voting Share is minimal. However, because the determination of the fair market value of the Special Voting Shares is not governed by any guidance that directly addresses such a situation and is unclear, the Italian tax authorities could assert that the value of the Special Voting Shares as determined by the Company is incorrect.

(b)	Ownership of Special Voting Shares

Holders of Special Voting Shares should not have to recognize income in respect of any amount transferred to the Special Voting Shares dividend reserve, but not paid out as dividends, in respect of the Special Voting Shares.

(c)	Disposition of Special Voting Shares

The tax treatment of a holder of Special Voting Shares that has its Special Voting Shares redeemed for no consideration after removing its shares from the Loyalty Register is unclear. It is possible that a shareholder should recognize a loss to the extent of the holder’s tax basis (if any). The deductibility of such loss depends on individual circumstances and conditions generally required by Italian law. It is also possible that such holder would not be allowed to recognize a loss upon the redemption of its Special Voting Shares and instead should increase its basis in its Common Shares by an amount equal to the tax basis (if any) in its Special Voting Shares.

13.2.6	Transfer Tax

Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Common Shares) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private authenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to €200 registration tax; and (ii) private deeds (scritture private) are subject to €200 registration tax only if they are voluntary filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.

13.2.7	Financial Transaction Tax

(a)	Transfer of Ownership of the Shares

Article 1(491-500) of Law No. 228 of December 24, 2012 introduced a financial transaction tax (FTT) applicable, among others, to the transfers of the ownership of (i) shares issued by Italian resident corporations, (ii) participating financial instruments (as defined under Article 2346(6) of the Italian Civil Code) issued by Italian resident corporations, and (iii) securities representing equity investments in Italian resident corporations such as American Depositary Receipts and Global Depositary Receipts, regardless of the place of residence of the issuer of such securities and of the place where the contract has been concluded.

The residence of the issuer for the purposes of FTT is the place where the issuer has its corporate seat (sede legale).

Since the corporate seat of the Company is not in Italy, transfers of ownership of the Shares will not be subject to FTT.

(b)	High-frequency trading

Transactions carried out on the Italian financial markets and concerning the Shares may in limited circumstances be subject to a tax on high-frequency trading. Potential prospective investors engaged in high-frequency trading should therefore consult their own tax advisors regarding the Italian tax consequences of high-frequency trading on the Shares.

13.2.8	Transfer of the Shares upon Death or by Gift

Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including the Common Shares and the Special Voting Shares) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their corporate seat or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.

Subject to certain exceptions, transfers of assets and rights (including the Common Shares and the Special Voting Shares) on death or by gift are generally subject to inheritance and gift tax as follows:

•

At a rate of 4% in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €1,000,000.

•

At a rate of 6% in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the 6% rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, €100,000).

•	At a rate of 8% in any other case.

If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding €1,500,000 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.

Assets and rights (i) segregated in a trust, or (ii) allocated to special funds by entering into a fiduciary contract, or (iii) encumbered by special purpose liens under Article 2645-ter of the Italian Civil Code, in favor of persons with severe disabilities are exempt from the Italian inheritance and gift tax, provided that all the conditions set out in Article 6 of Law No. 112 of June 22, 2016 are met. The exemption from Italian inheritance and gift tax also applies to the re-transfer of assets and rights if the death of the beneficiary occurs before the death of the Settlor.

No inheritance tax applies if the Common Shares are included in a long-term savings account (piano di risparmio a lungo termine) that meets all the requirements set forth by the Italian tax law.

13.2.9	Stamp Duty

Under Article 13(2bis-2ter) of Presidential Decree No. 642 of October 26, 1972, a 0.20% stamp duty generally applies on communications and reports that Italian financial intermediaries periodically send to their clients in relation to the financial products that are deposited with such intermediaries. Shares are included in the definition of financial products for these purposes. Communications and reports are deemed to be sent at least once a year even if the Italian financial intermediary is under no obligation to either draft or send such communications and reports.

The stamp duty cannot exceed €14,000 per year for investors other than individuals.

Based on the wording of the law and the implementing decree issued by the Italian Ministry of Finance on May 24, 2012, the 0.20% stamp duty does not apply to communications and reports that the Italian financial intermediaries send to investors who do not qualify as “clients” according to the regulations issued by the Bank of Italy. Communications and reports sent to this type of investors are subject to the ordinary €2.00 stamp duty for each copy.

The taxable base of the stamp duty is the market value or - in the lack thereof - the nominal value or the redemption amount of any financial product.

13.2.10	Wealth Tax on Financial Products Held Abroad

Under Article 19 of Legislative Decree No. 201 of December 6, 2011, individuals, non-business entities and non-business partnerships resident for tax purposes in Italy and holding certain financial products outside of the Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20%. The wealth tax applies on the market value at the end of the relevant year or - in the lack thereof - on the nominal value or the redemption value of such financial products held outside of Italian territory. The wealth tax cannot exceed €14,000 per year for investors other than individuals.

As a general rule, taxpayers may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held (up to the amount of the Italian wealth tax due).

13.2.11	Certain Reporting Obligations for Italian Resident Holders

Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including possibly the Common Shares and the Special Voting Shares) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return), regardless of the value of such assets. The requirement applies also if the persons above, being not the direct holder of the financial assets, are the actual economic owners thereof for the purposes of anti-money laundering legislation.

No disclosure requirements exist for financial assets (including the Common Shares and the Special Voting Shares) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (SIM), fiduciary companies or other professional intermediaries as indicated under Article 1 of Law Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.

13.3 Material	United Kingdom Tax Considerations

The following summary describes the material United Kingdom tax consequences of (i) the acquisition of Common Shares and, if applicable, Special Voting Shares pursuant to the Demerger and Share Allocation, (ii) the ownership and disposal of Common Shares and (iii) the receipt and ownership of Special Voting Shares, in each case by Shareholders who are resident (and, in the case of individuals, domiciled) in (and only in) the United Kingdom for United Kingdom tax purposes and who are the beneficial owners of shares and who have neither lent nor borrowed their shares (U.K. Shareholders). This summary is based on existing United Kingdom tax law and the Company’s understanding of the practice of Her Majesty’s Revenue and Customs (HMRC), as well as applicable tax treaties, as of the date of this Prospectus. Legislative, administrative or judicial changes may modify the tax consequences described in this summary, possibly with retroactive effect. Furthermore, the Company can provide no assurance that the tax consequences contained in this summary will not be challenged by HMRC or will be sustained by a United Kingdom court if they were to be challenged.

The following summary does not constitute tax advice. Shareholders should consult their own tax advisors about the United Kingdom tax consequences (and the tax consequences under the laws of other relevant jurisdictions), which may arise as a result of the Share Allocation and as a result of the ownership and disposition of Common Shares or Special Voting Shares in the future. The following summary relates only to the material consequences of the United Kingdom taxation treatment of U.K. Shareholders (except where express reference is made to the treatment of non-United Kingdom residents). It may not apply to certain U.K. Shareholders, such as traders, broker-dealers, dealers in securities, intermediaries, insurance companies, collective investment schemes, pension funds, charities, shareholders who have (or are deemed to have) acquired their shares by virtue of an office or employment or shareholders who own ten percent or more of the issued share capital of CNH Industrial or the Company (including in certain circumstances, shares comprised in a settlement of which the shareholder is a Settlor and shares held by a connected person as well as shares transferred by a shareholder pursuant to a repurchase or stock lending arrangement). Such persons may be subject to special rules.

13.3.1 Material	United Kingdom tax consequences of the Demerger and Share Allocation

Withholding

No amount will be required to be withheld from the Share Allocation on account of United Kingdom income tax.

Chargeable gains / income tax / corporation tax

The treatment of the Share Allocation for United Kingdom tax purposes involves difficult questions of characterisation in relation to how United Kingdom tax law applies to the Dutch law Demerger. Accordingly, U.K. Shareholders are urged to consult their tax advisors as to the consequences of the Demerger and Share Allocation in their specific circumstances. Although it is expected that HMRC would view the receipt of Common Shares (and, if applicable, Special Voting Shares) by a U.K. Shareholder pursuant to the Share Allocation as a distribution for United Kingdom corporation tax purposes, we have been advised that the better view is that the amount of any such distribution should be limited to the excess (if any) of the market value of the Common Shares (and Special Voting Shares, as the case may be) over any premium paid up on the relevant CNH Common Shares and not previously repaid or used to pay up bonus shares and which is debited on the issue of the Common Shares (and Special Voting Shares, as the case may be). (HMRC’s guidance suggests that if the relevant CNH Common Shares were purchased, rather than acquired on issue, and cannot be identified, averaging may be used to calculate the premium so paid up and not repaid or used).

If and to the extent that the Share Allocation is treated as a distribution, individual U.K Shareholders would be subject to income tax, and corporate U.K. Shareholders would be subject to corporation tax, on the value of the distribution in the same way as if it were a dividend, unless (in the case of a corporate U.K. Shareholder only) the distribution were exempt for the relevant shareholder. Individual U.K. Shareholders who are within the charge to United Kingdom income tax will pay no tax on their cumulative dividend income in a tax year up to an allowance of £2,000. The rates of income tax on dividends received above the dividend allowance are currently (i) 7.5 percent for basic rate taxpayers; (ii) 32.5 percent for higher rate taxpayers; and (iii) 38.1 percent for additional rate taxpayers. Dividend income that is within the dividend allowance counts towards an individual’s basic or higher rate limits and will therefore affect the rate of tax that is due on any dividend income in excess of the annual dividend allowance. In calculating into which tax band any dividend income over the £2,000 allowance falls, savings and dividend income are treated as the highest part of an individual’s income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.

The receipt of Common Shares (and Special Voting Shares, as the case may be) by U.K. Shareholders of CNH Common Shares (and CNH Special Voting Shares, as the case may be; in this paragraph, collectively Relevant CNH Shares) should be treated as a scheme of reconstruction for the purposes of capital gains tax or corporation tax on chargeable gains (CGT). On that basis, a U.K. Shareholder of Relevant CNH Shares should not be treated as making a disposal of an interest in their Relevant CNH Shares and, therefore, no liability to CGT should arise in respect of the receipt of Common Shares (and Special Voting Shares, as the case may be) by a U.K. Shareholder of Relevant CNH

Shares pursuant to the Share Allocation. Instead their base cost in the Relevant CNH Shares should be allocated between the Relevant CNH Shares and the Common Shares (and Special Voting Shares, as the case may be). Where a U.K. Shareholder holds, alone or together with its connected parties, more than 5% of the relevant class of Relevant CNH Shares, the “rollover” treatment described above will only apply if the transaction is effected for bona fide commercial purposes and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of U.K. corporation tax or capital gains tax. We have not sought written confirmation from HMRC that the Demerger is effected for bona fide commercial purposes and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of U.K. corporation tax or capital gains tax. If the “rollover” treatment described above is not available, U.K. Shareholders of Relevant CNH Shares should be treated as having made a partial disposal of an interest in their Relevant CNH Shares and may, depending on each shareholder’s personal circumstances, be liable to pay CGT on any gain (after subtracting from the proceeds recognized in calculating the gain any amount treated as a distribution).

To the extent that it is not treated as a distribution, the receipt by a U.K. Shareholder of CNH Common Shares of their portion of the cash proceeds from the sale of aggregated Common Shares representing fractional entitlements is expected to be treated as a “small” capital distribution to that shareholder, in which case the proceeds will not give rise to immediate taxation, but instead will reduce the base cost of the relevant holding of CNH Common Shares and Common Shares used to compute any chargeable gain or allowable loss on a subsequent disposal, unless those proceeds are greater than the base cost of the relevant holding of CNH Common Shares (before the Demerger).

United Kingdom stamp duty and United Kingdom stamp duty reserve tax (SDRT)

No liability to United Kingdom stamp duty or SDRT should arise on the issue of Shares pursuant to the Share Allocation.

13.3.2 Material	United Kingdom tax consequences of holding or disposing of Common Shares

Dividends

(i)	Withholding

No amount will be required to be withheld from payments of dividends on Common Shares on account of United Kingdom income tax.

(ii)	Individual U.K. Shareholders

Dividends received by individual U.K. Shareholders of Common Shares will be subject to United Kingdom income tax.

The dividend is taxable in the tax year when the dividend is paid. The tax is charged on the gross amount (translated into sterling at the spot rate when the dividend is paid) of any dividend paid (the “gross dividend”). A U.K. Shareholder must include any foreign tax withheld from the dividend payment in the gross dividend even though the shareholder does not in fact receive it.

Subject to certain limitations, any non-United-Kingdom tax withheld and paid over to a non-United-Kingdom taxing authority will be eligible for credit against a U.K. Shareholder’s United Kingdom tax liability on the same dividend income except to the extent that a refund of some or all of the tax withheld is available under non-United-Kingdom tax law or under an applicable tax treaty to the shareholder or a connected person. As set out in “—Material Italy Tax Considerations—Taxation of Dividends—Non-Italian resident persons—Non-resident persons that do not hold the Common Shares through a permanent establishment in Italy”, the Company is generally required to withhold Italian dividend withholding tax at a rate of 26 percent from dividends distributed by it to individual non-Italian-resident holders that do not have a permanent establishment in Italy to which the Common Shares are effectively connected, subject to the possible reliefs mentioned therein, including under the Italy-U.K. Treaty as set out in “—Material Italy Tax Considerations – Taxation of Dividends – Non-Italian resident persons – U.K. holders (without permanent establishment in Italy) of Common Shares and, if applicable, Special Voting Shares”. Pursuant to the Italy-U.K. Treaty, the United Kingdom grants a tax credit for withholding levied by Italy on dividends (to the extent that the treaty allows withholding). Should any such tax be withheld in Italy, the amount of the tax credit would be limited to the lower of the amount of the Italian withholding tax payable and the amount of U.K. tax due with respect to the same dividend.

If a refund becomes available after the U.K. Shareholder has submitted their tax return, the U.K. Shareholder will be required to notify HMRC and will lose the credit to the extent of the refund.

U.K. Shareholders who are within the charge to United Kingdom income tax will pay no tax on their cumulative dividend income in a tax year up to an allowance of £2,000. The rates of income tax on dividends received above the dividend allowance are currently (i) 7.5 percent for basic rate taxpayers; (ii) 32.5 percent for higher rate taxpayers; and (iii) 38.1 percent for additional rate taxpayers. The United Kingdom government has announced that from April 2022 each of these rates will be increased by 1.25 percent (the £2,000 allowance will remain the same). Dividend income that is within the dividend allowance counts towards an individual’s basic or higher rate limits and will therefore affect the rate of tax that is due on any dividend income in excess of the annual dividend allowance. In calculating into which tax band any dividend income over the £2,000 allowance falls, savings and dividend income are treated as the highest part of an individual’s income. Where an individual has both savings and dividend income, the dividend income is treated as the top slice.

(iii)	Corporate U.K. Shareholders

U.K. Shareholders of Common Shares who are within the charge to United Kingdom corporation tax will be subject to United Kingdom corporation tax on any dividends on the Common Shares unless certain conditions for exemption are satisfied. The exemption is of wide application and those U.K. Shareholders will therefore ordinarily not be subject to United Kingdom corporation tax on the dividends received on the Common Shares. Where a U.K. Shareholder benefits from exemption, no credit will be available for any non-United Kingdom tax withheld and paid over to a non-United Kingdom taxing authority. U.K. Shareholders within the charge to corporation tax should consult their own professional advisors in relation to the implications of the legislation.

(iv)	Non-U.K.-resident shareholders

A shareholder of Common Shares that is not resident in the United Kingdom for U.K. tax purposes will not be liable to account for income or corporation tax in the United Kingdom on dividends paid on the shares unless the shareholder carries on a trade (or profession or vocation) in the United Kingdom and the dividends are either a receipt of that trade or, in the case of corporation tax, the shares are held by or for a United Kingdom permanent establishment through which the trade is carried on (unless the trade is carried on through an agent of independent status, such as, if certain conditions are met, an independent broker or investment manager).

Chargeable gains

(i)	U.K. Shareholders

A disposal or deemed disposal of Common Shares by a U.K. Shareholder may, depending on the U.K. Shareholder’s particular circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of chargeable gains tax or corporation tax on chargeable gains.

Individuals who are temporarily non-resident in the United Kingdom may, in certain circumstances, be subject to capital gains tax in respect of gains realised on a disposal of Common Shares during their period of non-residence.

(ii)	Non-U.K.-resident shareholders

As long as the Company does not maintain it principal share register in the U.K., disposal of Common Shares by a shareholder that is not resident in the United Kingdom for tax purposes will not generally give rise to a chargeable gain or allowable loss.

Stamp duty and SDRT

As long as the Company does not maintain any share register in the United Kingdom, (i) United Kingdom stamp duty will not be payable in connection with a transfer of Common Shares, provided that any instrument of transfer is executed and retained outside the United Kingdom and no other action is taken in the United Kingdom by the transferor or transferee, and (ii) no United Kingdom stamp duty reserve tax will be payable in respect of any agreement to transfer Common Shares.

13.3.3 Material	United Kingdom tax consequences of receiving, holding, or disposing of Special Voting Shares

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSAL OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR UNITED KINGDOM TAX PURPOSES AND AS A RESULT THE UNITED KINGDOM TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, IVECO GROUP N.V. URGES UNITED KINGDOM SHAREHOLDERS TO CONSULT THEIR TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSAL OF SPECIAL VOTING SHARES.

Receipt of Special Voting Shares

The receipt of Special Voting Shares (other than as a result of the Share Allocation) is expected to be treated as a capital distribution of “small” value in respect of the relevant Common Shares held on the Loyalty Register. On that basis, a U.K. Shareholder should not be treated as making a taxable part-disposal of their Common Shares. Rather, it should attribute base cost to Special Voting Shares equal to the fair market value of the Special Voting Shares at the time of issue and the base cost in the Common Shares should be reduced by the same amount. The Company believes and intends to take the position that the value of each Special Voting Share is minimal.

Ownership of Special Voting Shares

U.K. Shareholders of Special Voting Shares should not have to recognize income in respect of any amounts transferred to the Special Dividend Reserve but not paid out as dividends in respect of the Special Voting Shares.

Disposal of Special Voting Shares

A U.K. Shareholder that has his or her Special Voting Shares redeemed for zero consideration after removing his or her shares from the Loyalty Register should recognize a loss accordingly; the loss may be allowable. On the basis that the value of each Special Voting Share is minimal, however, the amount of the loss should be minimal.

Stamp duty and SDRT

No liability to United Kingdom stamp duty or SDRT will arise to shareholders on the issue or repurchase of Special Voting Shares.

EACH SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

13.4 Material	United States Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of the Demerger and of owning Common Shares and Special Voting Shares. It applies solely to persons that hold Common Shares or Special Voting Shares and CNH Common Shares or CNH Special Voting Shares as capital assets. This section does not apply to holders subject to special rules, including:

•	a dealer in securities or foreign currencies,

•	a regulated investment company,

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings,

•	a tax-exempt organization,

•	a bank, financial institution, or insurance company,

•	a person liable for the alternative minimum tax,

•	a person that actually or constructively owns 10 percent or more, by vote or value, of CNH Industrial or the Company,

•

a person that holds Common Shares or Special Voting Shares, CNH Common Shares or CNH Special Voting Shares as part of a straddle or a hedging, conversion, or other risk reduction transaction for U.S. federal income tax purposes,

•	a person that acquired Common Shares, Special Voting Shares, CNH Common Shares or CNH Special Voting Shares pursuant to the exercise of employee stock options or otherwise as compensation, or

•	a person whose functional currency is not the U.S. Dollar.

This section is based on the Internal Revenue Code of 1986, as amended (the Internal Revenue Code), its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on applicable tax treaties, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in an entity treated as a partnership for U.S. federal income tax purposes holding shares should consult its tax advisors with regard to the U.S. federal income tax treatment of the Share Allocation or its ownership of such Common Shares, Special Voting Shares, CNH Common Shares or CNH Special Voting Shares.

Shareholders should consult their own tax advisors regarding the U.S. federal, state and local and foreign and other tax consequences of the Share Allocation and owning and disposing of Common Shares, Special Voting Shares, CNH Common Shares or CNH Special Voting Shares in their particular circumstances.

13.4.1 Tax	Consequences of the Demerger

CNH Industrial intends to treat the Demerger as a tax-free distribution under the Internal Revenue Code. Assuming that such treatment is respected and assuming that the CNH Common Shares or CNH Special Voting Shares, as applicable, are capital assets in the hands of a CNH Shareholder on the date of the Demerger:

•	a CNH Shareholder will not recognize any income, gain or loss as a result of the receipt of Common Shares and Special Voting Shares in the Share Allocation;

•

a CNH Shareholder’s holding period for Common Shares and Special Voting Shares received in the Demerger will include the period for which that shareholder’s CNH Common Shares and CNH Special Voting Shares were held;

•

a CNH Shareholder’s tax basis for Common Shares and Special Voting Shares received in the Demerger will be determined by allocating to such Common Shares and Special Voting Shares, on the basis of the relative fair market values of CNH Common Shares and CNH Special Voting Shares and Common Shares and Special Voting Shares at the time of the Demerger, a portion of the Shareholder’s tax basis in its CNH Common Shares and CNH Special Voting Shares. A CNH Shareholder’s tax basis in its CNH Common Shares and CNH Special Voting Shares will be decreased by the portion allocated to Common Shares and Special Voting Shares; and

•	the Demerger will not be a taxable transaction to the Company or CNH Industrial.

If the Demerger does not qualify for tax-free treatment for U.S. federal income tax purposes, then, in general, each U.S. Holder that receives Common Shares and Special Voting Shares in the Share Allocation would be treated as if the U.S. Holder had received a distribution equal to the fair market value of Common Shares and Special Voting Shares that were distributed to it, which generally would be treated first as a taxable dividend to the extent of such U.S. Holder’s pro rata share of CNH Industrial’s earnings and profits, then as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in its CNH Industrial Common Shares and CNH Special Voting Shares, and thereafter as capital gain with respect to any remaining value. However, as CNH Industrial does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles, the Share Allocation would generally be treated as a taxable dividend to U.S. Shareholders.

U.S. Treasury regulations require certain CNH Industrial shareholders with significant ownership in CNH Industrial that receive Common Shares or Special Voting Shares in the Demerger to attach to their U.S. federal income tax return for the year in which such shares are received a detailed statement setting forth such data as may be appropriate to show that the Demerger is tax-free under the Internal Revenue Code. Within a reasonable period of time after the Demerger, CNH Industrial will provide its U.S. shareholders who receive Common Shares or Special Voting Shares pursuant to the Demerger with the information necessary to comply with such requirement.

The foregoing discussion of U.S. federal income tax consequences of the Demerger assumes that CNH Industrial is not and has not been a passive foreign investment company (PFIC) within the meaning of the Internal Revenue Code. If CNH Industrial is or has been a PFIC in any year in which a “U.S. Holder”, as defined below, held CNH Common Shares or CNH Special Voting Shares, adverse consequences could result for such U.S. Holder upon the receipt of Common Shares or Special Voting Shares. CNH Industrial believes that its CNH Common Shares and CNH Special Voting Shares are not and have never been stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change. Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that CNH Industrial is not and has never been a PFIC.

EACH CNH INDUSTRIAL SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR ABOUT THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

13.4.2 Tax	Consequences of Owning Common Shares—U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is:

•	an individual that is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) the trust has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

(a)	Taxation of Dividends

Under the U.S. federal income tax laws, and subject to the discussion of PFIC taxation below, the gross amount of any distribution paid by the Company to the extent of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a dividend that is subject to U.S. federal income taxation. Dividends paid to a non-corporate U.S. Holder by certain “qualified foreign corporations” that constitute qualified dividend income are taxable to the U.S. Holder at the preferential rates applicable to long-term capital gains, provided that the U.S. Holder holds the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. For this purpose, Common Shares will be treated as stock of a “qualified foreign corporation” if the Company is eligible for the benefits of an applicable comprehensive income tax treaty with the United States or if such stock is readily tradable on an established securities market in the United States. The Company is expected to be eligible for the benefits of such a treaty, but such eligibility depends in part on factual determinations made subsequent to the Demerger, and accordingly there can be no assurances that the Company will be eligible for the benefits of such a treaty. If the Company is so eligible, subject to the discussion of PFIC taxation below, dividends the Company pays with respect to the shares would constitute qualified dividend income, assuming the holding period requirements are met.

A U.S. Holder must include any foreign tax withheld from the dividend payment in this gross amount even though the U.S. Holder does not in fact receive the amount withheld. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively.

The dividend will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in its income will be the U.S. dollar value of the Euro payments made, determined at the spot Euro/U.S. dollar rate on the date the dividend distribution is distributed, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is distributed to the date such U.S. Holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in its Common Shares, causing a reduction in the U.S. Holder’s adjusted basis in its Common Shares, and thereafter as capital gain. However, the Company does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, U.S. Shareholders should expect to generally treat distributions we make as dividends.

Subject to certain limitations, any non-U.S. tax withheld and paid over to a non-U.S. taxing authority is eligible for credit against a U.S. Holder’s U.S. federal income tax liability except to the extent a refund of the tax withheld is available to the U.S. Holder under non-U.S. tax law or under an applicable tax treaty. The amount allowed to a U.S. Holder as a credit is limited to the amount of the U.S. Holder’s U.S. federal income tax liability that is attributable to income from sources outside the U.S. and is computed separately with respect to different types of income that the U.S. Holder receives from non-U.S. sources. Subject to the discussion below regarding Section 904(h) of the Internal Revenue Code, dividends paid by the Company will be foreign source income and will, depending on the circumstances of the U.S. Holder, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to a U.S. Holder. For discussion of the application of Italian dividend withholding tax to non-Italian-resident holders that do not have a permanent establishment in Italy, see “—Material Italy Tax Considerations—Taxation of Dividends—(B) Non-Italian Resident Persons—(ii) Non-resident persons that do not hold the Common Shares through a permanent establishment in Italy” and “—Material Italy Tax Considerations—Taxation of Dividends—(B) Non-Italian Resident Persons—U.S. holders (without permanent establishment in Italy) of Common Shares and, if applicable, Special Voting Shares.”

Under Section 904(h) of the Internal Revenue Code, dividends paid by a foreign corporation that is treated as 50 percent or more owned, by vote or value, by U.S. persons may be treated as U.S. source income (rather than foreign source income) for foreign tax credit purposes, to the extent the foreign corporation earns U.S. source income, unless such corporation has less than 10 percent of applicable earnings and profits attributable to sources within the U.S. In certain circumstances, U.S. holders may be able to choose the benefits of Section 904(h)(10) of the Internal Revenue Code and elect to treat dividends that would otherwise be U.S. source dividends as foreign source dividends, but in such a case the foreign tax credit limitations would be separately determined with respect to such “resourced” income. In general, therefore, the application of Section 904(h) of the Internal Revenue Code may adversely affect a U.S. holder’s ability to use foreign tax credits. The Company does not believe that, immediately after the issuance of Common Shares pursuant to the offering, it will be 50 percent or more owned by U.S. persons. In addition, the Company believes that its earnings and profits attributable to sources within the U.S. will not exceed 10 percent of applicable earnings and profits. However, these conclusions are factual determinations and are subject to change; no assurance can therefore be given that the Company may not be treated as 50 percent or more owned by U.S. persons for purposes of Section 904(h) of the Internal Revenue Code or that less than 10 percent of the Company’s earnings and profits will be attributable to sources within the U.S. U.S. Holders are strongly urged to consult their own tax advisors regarding the possible impact if Section 904(h) of the Internal Revenue Code should apply.

(b)	Taxation of Capital Gains

Subject to the discussion of PFIC taxation and expected tax consequences of the Separation below, a U.S. Holder that sells or otherwise disposes of its Common Shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. Dollar value of the amount that the U.S. Holder realizes and the U.S. Holder’s tax basis in those shares. Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year. The gain or loss will generally be U.S. source income or loss for foreign tax credit limitation purposes. The deduction of capital losses is subject to limitations.

(c)	Loyalty Voting Program

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE RECEIPT, OWNERSHIP OR DISPOSITION OF SPECIAL VOTING SHARES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES AND AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES ARE UNCERTAIN. ACCORDINGLY, IVECO GROUP N.V. URGES U.S. HOLDERS TO CONSULT THEIR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF SPECIAL VOTING SHARES.

(d)	Receipt of Special Voting Shares

If a U.S. Holder receives Special Voting Shares subsequent to the Demerger, the tax consequences of such receipt of Special Voting Shares is unclear. While distributions of stock are tax-free in certain circumstances, the distribution of Special Voting Shares would be taxable if it were considered to result in a “disproportionate distribution.” A disproportionate distribution is a distribution or series of distributions, including deemed distributions, that have the effect of the receipt of cash or other property by some shareholders of the Company and an increase in the proportionate interest of other shareholders of the Company in the Company’s assets or earnings and profits. It is possible that the distribution of Special Voting Shares to a U.S. Holder and a distribution of cash in respect of Common Shares could be considered together to constitute a “disproportionate distribution.” Unless the Company has not paid cash dividends in the 36 months prior to a U.S. Holder’s receipt of Special Voting Shares and the Company does not pay cash dividends in the 36 months following a U.S. Holder’s receipt of Special Voting Shares, the Company intends to treat the receipt of Special Voting Shares as a distribution that is subject to tax as described above in “Taxation of Dividends”. The amount of the dividend should equal the fair market value of the Special Voting Shares received. For the reasons stated above, the Company believes and intends to take the position that the value of each Special Voting Share is minimal. However, because the fair market value of the Special Voting Shares is factual and is not governed by any guidance that directly addresses such a situation, the IRS could assert that the value of the Special Voting Shares (and thus the amount of the dividend) as determined by the Company is incorrect.

(e)	Ownership of Special Voting Shares

The Company believes that U.S. Holders holding Special Voting Shares should not have to recognize income in respect of amounts transferred to the Special Voting Shares Special Dividend Reserve that are not paid out as dividends. Section 305 of the Internal Revenue Code may, in certain circumstances, require a holder of preferred shares to recognize income even if no dividends are actually received on such shares if the preferred shares are redeemable at a premium and the redemption premium results in a “constructive distribution.” Preferred shares for this purpose refer to shares that do not participate in corporate growth to any significant extent. The Company believes that Section 305 of the Internal Revenue Code should not apply to any amounts transferred to the Special Voting Shares Special Dividend Reserve that are not paid out as dividends so as to require current income inclusion by U.S. Holders because, among other things, (i)

the Special Voting Shares are not redeemable on a specific date and a U.S. Holder is only entitled to receive amounts in respect of the Special Voting Shares upon liquidation, (ii) Section 305 of the Internal Revenue Code does not require the recognition of income in respect of a redemption premium if the redemption premium does not exceed a “de minimis” amount and, even if the amounts transferred to the Special Voting Shares Special Dividend Reserve that are not paid out as dividends are considered redemption premium, the amount of the redemption premium is likely to be “de minimis” as such term is used in the applicable Treasury Regulations. The Company therefore intends to take the position that the transfer of amounts to the Special Voting Shares Special Dividend Reserve that are not paid out as dividends does not result in a “constructive distribution,” and this determination is binding on all U.S. Holders of Special Voting Shares other than a U.S. Holder that explicitly discloses its contrary determination in the manner prescribed by the applicable regulations. However, because the tax treatment of the loyalty voting program is unclear and because The Company’s determination is not binding on the IRS, it is possible that the IRS could disagree with The Company’s determination and require current income inclusion in respect of such amounts transferred to the Special Voting Shares Special Dividend Reserve that are not paid out as dividends.

(f)	Disposition of Special Voting Shares

The tax treatment of a U.S. Holder that has its Special Voting Shares redeemed for zero consideration after removing its Common Shares from the Loyalty Register is unclear. It is possible that a U.S. Holder would recognize a loss to the extent of the U.S. Holder’s basis in its Special Voting Shares, which should equal the amount that was included in income upon receipt. Such loss would be a capital loss and would be a long-term capital loss if a U.S. Holder has held its Special Voting Shares for more than one year. It is also possible that a U.S. Holder would not be allowed to recognize a loss upon the redemption of its Special Voting Shares and instead a U.S. Holder should increase the basis in its Common Shares by an amount equal to the basis in its Special Voting Shares. Such basis increase in a U.S. Holder’s Common Shares would decrease the gain, or increase the loss, that a U.S. Holder would recognize upon the sale or other taxable disposition of its Common Shares.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE LOYALTY VOTING PROGRAM IS UNCLEAR AND U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS IN RESPECT OF THE CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF SPECIAL VOTING SHARES.

(g)	PFIC Considerations

The Company believes that its Common Shares will not be stock of a PFIC for U.S. federal income tax purposes, but this conclusion is based on a factual determination made annually and thus is subject to change. As discussed in greater detail below, if Common Shares were to be treated as stock of a PFIC, gain realized (subject to the discussion below regarding a mark-to-market election) on the sale or other disposition of Common Shares would not be treated as capital gain, and a U.S. Holder would be treated as if such U.S. Holder had realized such gain and certain “excess distributions” ratably over the U.S. Holder’s holding period for its Common Shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, a U.S. Holder’s Common Shares would be treated as stock in a PFIC if the Company were a PFIC at any time during such U.S. Holder’s holding period in the shares. In addition, notwithstanding whether a U.S. Holder makes a mark-to-market or QEF election with regard to its Common Shares, dividends received from the Company would not be eligible for the special tax rates applicable to qualified dividend income if the Company were treated as a PFIC in the taxable years in which the dividends are paid or in the preceding taxable year (regardless of whether the U.S. Holder held Common Shares in such year) but instead would be taxable at rates applicable to ordinary income.

The Company would be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held Common Shares, after the application of applicable “look-through rules”:

•

75 percent or more of the Company’s gross income for the taxable year consists of “passive income” (including dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, as defined in applicable Treasury Regulations); or

•	at least 50 percent of the value of the Company’s assets for the taxable year (determined on the basis of a quarterly average) produce or are held for the production of passive income.

Because the determination whether a foreign corporation is a PFIC is primarily factual and there is little administrative or judicial authority on which to rely to make a determination, the IRS might not agree that the Company is not a PFIC. Moreover, no assurance can be given that the Company would not become a PFIC for any future taxable year if there were to be changes in the Company’s assets, income or operations.

If the Company were to be treated as a PFIC for any taxable year included in whole or in part in a U.S. Holder’s holding period of the Company and such U.S. Holder is treated as owning Common Shares for purposes of the PFIC rules (and regardless of whether the Company remains a PFIC for subsequent taxable years), the U.S. Holder (i) would be liable to pay U.S. federal income tax at the highest applicable income tax rates on (a) ordinary income upon the receipt of excess distributions (the portion of any distributions received by the U.S. Holder on Common Shares in a taxable year in excess of 125 percent of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Common Shares) and (b) on any gain from the disposition of Common Shares, plus interest on such amounts, as if such excess distributions or gain had been recognized ratably over the U.S. Holder’s holding period of the Common Shares, and (ii) may be required to annually file Form 8621 with the IRS reporting information concerning the Company.

If the Company were to be treated as a PFIC for any taxable year and provided that Common Shares are treated as “marketable stock” within the meaning of applicable Treasury Regulations, which the Company believes will be the case, a U.S. Holder may make a mark-to-market election with respect to such U.S. Holder’s Common Shares. Under a mark-to-market election, any excess of the fair market value of the Common Shares at the close of any taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares is included in the U.S. Holder’s income as ordinary income. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. In addition, the excess, if any, of the U.S. Holder’s adjusted tax basis at the close of any taxable year over the fair market value of the Common Shares is deductible in an amount equal to the lesser of the amount of the excess or the amount of the net mark-to-market gains that the U.S. Holder included in income in prior years. A U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any such income or loss. Gain realized on the sale, exchange or other disposition of Common Shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of Common Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

The adverse consequences of owning stock in a PFIC could also be mitigated if a U.S. Holder makes a valid “qualified electing fund” election (QEF election), which, among other things, would require a U.S. Holder to include currently in income its pro rata share of the PFIC’s net capital gain and ordinary earnings, based on earnings and profits as determined for U.S. federal income tax purposes. Because of the administrative burdens involved, the Company does not intend to provide information to its shareholders that would be required to make such election effective.

A U.S. Holder that holds Common Shares during a period when the Company is a PFIC will be subject to the foregoing rules for that taxable year and all subsequent taxable years with respect to that U.S. Holder’s holding of Common Shares, even if the Company ceases to be a PFIC, subject to certain exceptions for U.S. Holders that made a mark-to-market or QEF election. U.S. Holders are strongly urged to consult their tax advisors regarding the PFIC rules, and the potential tax consequences to them if the Company were determined to be a PFIC.

(h)	Medicare Tax on Net Investment Income

A U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8 percent tax (the Medicare tax) on the lesser of (i) the U.S. person’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (ii) the excess of the U.S. person’s modified adjusted gross income (or adjusted gross income, in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A shareholder’s net investment income generally includes its dividend income and its net gains from the disposition of shares, unless such dividends or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If a shareholder is a U.S. person that is an individual, estate or trust, the shareholder is urged to consult the shareholder’s tax advisors regarding the applicability of the Medicare tax to the shareholder’s income and gains in respect of the shareholder’s investment in Common Shares.

(i)	Information with Respect to Foreign Financial Assets

A U.S. Holder that owns “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some cases, a higher threshold) may be required to file an information report with respect to such assets with such U.S. Holder’s tax return. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirements. U.S. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of Common Shares.

(j)	Backup Withholding and Information Reporting

Information reporting requirements for a non-corporate U.S. Holder, on IRS Form 1099, will apply to:

•	dividend payments or other taxable distributions made to such U.S. Holder within the U.S., and

•	the payment of proceeds to such U.S. Holder from the sale of the Commons Shares or Special Voting Shares effected at a U.S. office of a broker.

Additionally, backup withholding (currently at a 24 percent rate) may apply to such payments to a non-corporate U.S. Holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the IRS that such U.S. Holder has failed to report all interest and dividends required to be shown on such U.S. Holder’s federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

A person may obtain a refund of any amounts withheld under the backup withholding rules that exceed the person’s income tax liability by properly filing a refund claim with the IRS.

13.4.3 Tax	Consequences of Owning Common Shares—Non-U.S. Holders

For the purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. person for U.S. federal income tax purposes.

(a)	Taxation of Dividends

Dividends paid to a non-U.S. Holder in respect of Common Shares will not be subject to U.S. federal income tax unless the dividends are “effectively connected” with the non-U.S. Holder’s conduct of a trade or business within the U.S., and, if required by an applicable income tax treaty as a condition for subjecting the non-U.S. Holder to U.S. taxation on a net income basis, the dividends are attributable to a permanent establishment that the non-U.S. Holder maintains in the United States. In such cases a non-U.S. Holder will be taxed in the same manner as a U.S. Holder. If a non-U.S. Holder is a corporate non-U.S. Holder, “effectively connected” dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.

(b)	Taxation of Capital Gains

A non-U.S. Holder will not be subject to U.S. federal income tax on gain recognized on the sale or other disposition of the non-U.S. Holder’s Common Shares unless:

•

the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the shareholder to U.S. taxation on a net income basis, the gain is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States, or

•	the non-U.S. Holder is an individual, is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

If a non-U.S. Holder is a corporate non-U.S. Holder, “effectively connected” gains it recognizes may, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or at a lower rate if it is eligible for the benefits of an income tax treaty that provides for a lower rate.

(c)	Backup Withholding and Information Reporting

A non-U.S. Holder is exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments made to the non-U.S. Holder outside the United States, and

•

other dividend payments and the payment of the proceeds from the sale of Common Shares effected at a U.S. office of a broker, as long as the income associated with such payments is otherwise exempt from U.S. federal income tax, and:

o	the payor or broker does not have actual knowledge or reason to know that the shareholder is a U.S. person and the non-U.S. Holder has furnished the payor or broker,

•	an IRS Form W-8BEN or W-8BEN-E, as applicable, or an acceptable substitute form upon which the non-U.S. Holder certifies, under penalties of perjury, that the holder is a non-U.S. person, or

•	other documentation upon which it may rely to treat the payments as made to a non-U.S. person in accordance with Treasury Regulations, or

o	the non-U.S. Holder otherwise establishes an exemption.

Payment of the proceeds from the sale of Common Shares effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale of Common Shares that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by a non-U.S. Holder in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to the non-U.S. Holder at a U.S. address, or

•

the sale has some other specified connection with the United States as provided in Treasury Regulations, unless the broker does not have actual knowledge or reason to know that the shareholder is a U.S. person and the documentation requirements described above are met or the holder otherwise establishes an exemption.

In addition, a sale of Common Shares will be subject to information reporting, but not backup withholding, if it is effected at a foreign office of a broker that is:

•	a U.S. person,

•	a controlled foreign corporation for U.S. federal income tax purposes,

•	a foreign person 50 percent or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

o	one or more of its partners are “U.S. persons,” as defined in Treasury Regulations, which in the aggregate hold more than 50 percent of the income or capital interest in the partnership, or

o

such foreign partnership is engaged in the conduct of a U.S. trade or business, unless the broker does not have actual knowledge or reason to know that the person is a U.S. person and the documentation requirements described above are met or the person otherwise establishes an exemption.

14.           General Information on the Company

14.1	Subsidiaries

Upon the completion of the Demerger, the Company will have approximately 100 consolidated subsidiaries.

The following table sets forth a list of the main subsidiaries that will be directly or indirectly controlled by the Company upon the completion of the Demerger, as well as the main associates:

Name of Subsidiary	Country of Incorporation	Percentage Interest Held

Iveco S.p.A.	Italy	100.00%

FPT Industrial S.p.A.	Italy	100.00%

CNH Industrial Capital Solutions S.p.A.	Italy	100.00%

Iveco Magirus AG	Germany	94.00%

Iveco Espana S.L.	Spain	100.00%

IVECO FRANCE SAS	France	100.00%

FPT – Powertrain Technologies France SAS	France	100.00%

CNH Industrial Financial Services S.A.	France	100.00%

Iveco Czech Republic A.S.	Czech Republic	98.84%

SAIC Fiat Powertrain Hongyan Co. Ltd.	People’s Rep. of China	60.00%

Iveco Defence Vehicles S.p.A.	Italy	100.00%

Iveco Limited	United Kingdom	100.00%

CAMIONES IVECO ARGENTINA S.A.	Argentina	100.00%

ON-HIGHWAY BRASIL LTDA.	Brazil	100.00%

FPT INDUSTRIAL BRASIL LTDA.	Brazil	100.00%

Iveco Poland Sp. z o.o.	Poland	100.00%

Iveco Belgium N.V.	Belgium	100.00%

Magirus GmbH	Germany	84.43%

Heuliez Bus S.A.S.	France	100.00%

Iveco Trucks Australia Limited	Australia	100.00%

Name of Associate
CNH Industrial Capital Europe S.a.S.	France	24.95% (*)

(*) This percentage represents the interest held by Iveco Group N.V. through its 50% interest in CIFINS.

14.2	Independent Auditors

The Combined Financial Statements, prepared in accordance with IFRS, have been audited by EY S.p.A. EY S.p.A. issued an independent auditors’ report on the Combined Financial Statements. The Interim Condensed Combined Financial Statements, prepared in accordance with IAS 34, have been reviewed by EY S.p.A., independent auditors. EY S.p.A. issued an independent auditor’s review report on the Interim Condensed Combined Financial Statements.

EY S.p.A., with its legal address at Via Lombardia, 31 – 00187 Rome (Italy), is a member of Ernst & Young Global Limited.

The Company has appointed Ernst & Young Accountants LLP, an independent registered public audit firm with its principal place of business at Boompjes 258, 3011 XZ Rotterdam, The Netherlands, as its statutory auditor starting with its financial statements as of and for the financial year ending December 31, 2021.

14.3	Property, Plant and Equipment

As of June 30, 2021, the Group owned 29 manufacturing facilities. The Group also owns other significant properties including spare parts depots, research laboratories, test tracks, warehouses, and office buildings.

The following table provides information about the Group’s manufacturing and engineering facilities as of June 30, 2021:

Location	Primary Functions	Approximate Covered Area (Sqm / 000)
Italy
Brescia	Medium vehicles, cabs, chassis; R&D center	276
Brescia	Firefighting vehicles; R&D center	28
Bolzano	Defense vehicles; R&D center	83
Foggia	Engines; drive shafts; R&D center	148
Piacenza	Quarry and construction vehicles; R&D center	64
Suzzara	Light vehicles; R&D center	170
Torino	Transmissions and axles	159
Torino	Engines	184
Torino	R&D center (Commercial and Specialty Vehicles)	41
Torino	R&D center (Powertrain)	28
France
Annonay	Buses (Coaches & City); R&D center	114
Bourbon Lancy	Engines; R&D center	107
Fecamp	Engines (power generation units)	16
Fourchambault	Engines (remanufacturing)	29
Rorthais	Buses (City); R&D center	29
Venissieux	R&D center (Commercial and Specialty Vehicles)	18
Brazil
Sete Lagoas	Heavy, medium and light vehicles; R&D center	100
Sete Lagoas	Defense vehicles	19
Sete Lagoas	Engines; R&D center	16
Germany
Ulm	Firefighting vehicles; R&D center	92
Ulm	R&D center (Commercial and Specialty Vehicles)	45
Argentina
Cordoba	(Medium/Heavy) Trucks and buses; R&D center	94
Cordoba	Engines	19
Spain
Madrid	Heavy vehicles; R&D center	134
Valladolid	Light vehicles, heavy cab components	81
China
Chongqing	Engine; R&D centers	65
Chongqing	ATS plant	4
Shanghai	R&D center	-
Others
Dandenong (Australia)	Trucks (heavy); R&D center	42
Vysoke Myto (Czech Republic)	Buses (City & Intercity); R&D center	128
Rosslyn (South Africa)	Trucks and buses (Intercity); R&D center	55
Arbon (Switzerland)	R&D center (Powertrain)	6
Coventry (United Kingdom)	R&D center	1
Burr Ridge (United States)	R&D center (Powertrain)	1
Shoream-by-Sea (United Kingdom)	R&D center	-
New Dehli (India)	R&D center (Powertrain)	-
Qwangju (South Korea)	R&D center	-

14.4	Commitment to Sustainability

The Group is committed to operating in an environmentally and socially-responsible manner, creating long-term value for all its stakeholders. Sustainability is a key way of doing business and is integrated into the Group’s day-to-day activities and involves every area, function and employee within the organization. In recent years the Group has contributed to the achievement of the sustainability objectives of CNH Industrial, which is recognized as a leader in high-

profile sustainability indexes. Sustainability objectives include, by way of example, those related to carbon footprint, occupational safety, and people engagement.

The Group’s sustainability strategy is an integral part of its corporate strategy and includes commitments towards processes and products with an increasingly lower environmental impact, the safety of workers, employee welfare and wellbeing, diversity and inclusion, local community initiatives, the engagement of employees, suppliers, customers and other stakeholders and respect for human rights.

As a commitment to sustainability, the Group has adopted a robust governance model and is continuing to use and develop the main tools of its sustainability management system, which include the Group’s materiality analysis, which defines its social and environmental priorities, key performance indicators which are used to help monitor sustainability performance, the Group’s sustainability strategy which tracks its commitments and the Group’s annual sustainability report.

One important focus for the Group is the fight against climate change. The Group is actively engaged in reducing the CO2 emissions associated with its manufacturing processes across its entire value chain and product range. This approach is fundamental for the continuous improvement of the Group’s performance and the protection of the environment. The Group’s plants have specialized systems and processes in place to reduce energy consumption and limit the use of fossil fuels, favoring electricity from renewable sources. Furthermore, the Group is developing its own decarbonization strategy to shift towards a more environment-friendly product portfolio and is increasing the use of biofuels and electrification and continuing research into fuel cells and more efficient diesel engines.

14.5	Research and Development

In a continuously and rapidly changing competitive environment, the Group’s research activities are a vital component in its strategic development. The Group makes substantial investments each year in research and development. Such continuous investment and development activities are critically important to the long-term success of the Group.

Research and development times are reduced, where possible, to accelerate time-to-market, while taking advantage of specialization and experience in different markets. Technical and operational synergies and rapid technical communication form the basis of the Group’s research and development process. The Group’s innovation process consists of a series of clear-cut steps, from the evaluation of innovative concepts up to the final step before product development. The Company believes innovation is essential to offering customers highly technological, eco-friendly, safe, and ergonomic products with a low “Total Cost of Ownership”. In this spirit, research activities focus primarily on the development of products that can: reduce polluting emissions; optimize energy consumption and efficiency; use alternative fuels; adopt alternative traction systems; incorporate advanced telematics systems and ensure safe use. The Group’s research and development activities focus on four main areas: decarbonization, electrification, automated driving, and connectivity and data management.

In 2020, the Group’s expenditure on research and development (including capitalized development costs and costs charged directly to operations during the year) totaled €393 million, or 3.8% of net revenues from Industrial Activities.

Research and development activities involved approximately 2,900 employees at 31 sites around the world of which approximately 300 employees were located at 7 sites in emerging countries (whereby emerging markets are defined as low, lower-middle income countries as per the 2020 World Bank list of economies).

The following table shows the Group’s total research and development expenditures, including capitalized development costs and costs charged directly to operations during the year, by segment for the six months ended June 30, 2021 and 2020 and the years ended December 31, 2020, 2019, and 2018:

	Six Months Ended June 30,		Year Ended December 31,
	2021	2020	2020	2019	2018
	(€ million)
Commercial and Specialty Vehicles	162	122	260	283	281
Powertrain	87	54	133	158	151
Eliminations and Other	-	-	-	-	-

Total of Industrial Activities	249	176	393	441	432
Financial Services	-	-	-	-	-
Eliminations	-	-	-	-	-

Total for the Group	249	176	393	441	432

14.6	Patents and Licenses

The Group owns a significant number of patents, trade secrets, and trademarks related to its products and services, and that number is expected to grow as its research and development activities continue. At August 31, 2021, the Group owned 1,006 patent families, with a total of 5,132 active patents, including 44 new patents registered during the year (in addition to 558 patents applications pending at such date). 75% of the patents portfolio owned by the Group relates to its fire fighting vehicles, heavy, medium and light commercial vehicles, special vehicles, buses and spare parts, whereas the remaining 25% relates to engines and driveline systems. These patents cover products, industrial processes and the internal and external style of the Group’s product. In more detail, approximately 530 patents relate to fire fighting vehicles, 300 patents relate to busses, more than 400 patents relate to heavy trucks, approximately 100 on medium trucks, and more than 200 patents relate to light trucks and vans. Approximately 480 patents protect spare parts of the Group’s vehicles, and approximately 900 patents relate to innovative technologies to be implemented in the Group’s vehicles, including alternative propulsion, battery management systems, and autonomous driving solutions. The remaining patents relate to engines (approximately 1,220), drivetrain (114), while other patents relate to the electronics system, chassis or hydraulic components, and manufacturing processes. In recent years the portfolio of patents owned by the Group has been focusing on covering key technological areas such as alternative propulsion, including fuel cell and battery electric vehicles, liquid and compressed natural gas engines, and innovative solutions for autonomous driving for short and long international goods transport. As of August 31, 2021, more than 65% of the Group’s patents portfolio protects current vehicles and engines. The Company expects to introduce products in the next five years that will increase this figure to 75%. The remaining part of this portfolio will be used for defending the Group against possible patent infringements.

The Group believes that it is of fundamental importance to safeguard the innovations reached through its efforts and investments in its products and processes through patent protection and other enforceable intellectual property rights to prevent any unauthorized use of its intellectual capital. With respect to patents, the Group files patent applications in Europe, the United States and in other jurisdictions around the world to protect technology and improvements deemed relevant for its current and future product portfolio of products and processes. Certain trademarks contribute to its identity and the recognition of its products and services are an integral part of its business, and their loss could have a material adverse effect on the Group. In the event that one or more of the Group’s patents is contested, the trade secrets and related know-how of the companies of the Group would allow them to continue their activity as currently carried out. Historically, very few of the Group’s patents have been contested.

14.7	Information and Communications Technology

The Group maintains an information and communication technology (ICT) environment tailored to its needs which allows the business to operate efficiently. The Group’s ICT systems are a key area of focus of the Demerger process and includes significant investment in the Group’s ICT environment to ensure it has the necessary security and flexibility as technology services are separated. This process is expected to strengthen the Group’s control environment and improve the stability, performance and resilience of its ICT systems.

The separation process for key ICT systems includes:

•	Technology refresh/risk reduction: activities related to technology refurbishment with the aim of improving performances following the Demerger;

•	Technical activities on applications, infrastructures and services to achieve the company split readiness allowing the two companies to operate independently; and

•	Process transformation & improvements: activities on systems linked to a business process transformation with process simplification and automation.

The process also includes a main program, the South America separation program, which foresees the separation of the Group’s South American ICT systems from those of CNH Industrial. The program will deliver all the activities to allow both companies to be managed independently and fully covered by the business processes and ICT applications.

The applications separation activities will proceed with access segregation and cloning systems, ensuring more flexibility and security at day one, and will proceed were possible with physical separation, allowing full independent application management. The application landscape will be consolidated to allow the Group to have its own set of applications, increasing user experience and usability.

The infrastructure and cybersecurity separation activities will separate the Group’s network and datacenter with partial physical separation and logical separation of the control tower. The Group is targeting the total autonomy of telecommunications and of the datacenter by 2022, which will enable independent business continuity solutions.

Contracts and licenses will be separated during the Demerger process and a few short-term shared service agreements are foreseen to manage some services in 2022. This separation will allow the Group complete autonomy from 2022.

The digital/connected vehicles will have a dedicated and separated platform by end of 2022, with some short-term shared service agreements in place during first half of 2022.

The Group believes that information security is fundamental; it has therefore implemented dedicated controls and protection measures that are constantly monitored. The Group has also recognized that the risk of cyber-crime is increasing and has responded to this by increasing investment in the mitigation of these risks.

14.8	Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by the Company or another member of the Group: (i) within two years immediately preceding the date of this Prospectus which are, or may be, material to the Company or any member of the Group, or (ii) at any time and contain provisions under which the Company or any member of the Group has an obligation or entitlement which is, or may be, material to the Company or any member of the Group as at the date of this Prospectus:

Master Services Agreements

For a description of the Master Services Agreements, please see paragraph 11.12.2 (Agreements between the Company and the CNH Industrial Group post-Demerger).

Engine Supply Agreement

For a description of the Engine Supply Agreement, please see paragraph 11.12.2 (Agreements between the Company and the CNH Industrial Group post-Demerger).

Financial Service Agreement

For a description of the Financial Service Agreement, please see paragraph 11.12.2 (Agreements between the Company and the CNH Industrial Group post-Demerger).

14.9	Significant Change since June 30, 2021

As at the date of the Prospectus, there have been no significant changes in the financial performance or in the financial position of the Group since June 30, 2021.

14.10	Litigation and arbitration proceedings

As disclosed at paragraph 10.6 (Legal Proceedings), the Group is party to various legal proceedings from time to time arising in the ordinary course of business. Save for those matters disclosed at paragraph 10.6 (Legal Proceedings), there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company or the Group is aware) during the previous 12 months which may have, or have had in the past, significant effects on the Company or the Group’s financial position or profitability.

14.11	Corporate Resolutions

The Company will at the Effective Date or shortly thereafter obtain all necessary consents, approvals and authorisations in the Netherlands and Italy in connection with the admission to listing and trading of the Common Shares on Euronext Milan.

14.12	Options or Preferential Rights in respect of Shares

The Company is not party to any contract or arrangement (or proposed contract or arrangement), whereby an option or preferential right of any kind is (or is proposed to be) given to any person to subscribe for any securities in the Company.

14.13	No Incorporation of Website

Prospective Investors should only rely on the information that is provided in this Prospectus or incorporated by reference into this Prospectus. No other documents or information, including the contents of the Company’s website, or of websites accessible from hyperlinks on that website, form part of, or are incorporated by reference into, this Prospectus.

14.14	Availability of Documents and Available Information

For the term of the Prospectus the following documents, where applicable, can be inspected at the Company’s website:

•	Copies of the Articles of Association, in Dutch (www.ivecogroup.com/investor_relations/demerger_documents/Articles_of_Association_(Dutch).pdf);

•	Copies of this Prospectus and any supplement to this Prospectus (www.ivecogroup.com/investor_relations/demerger_documents);

•	Copies of the Demerger Proposal (www.ivecogroup.com/investor_relations/demerger_documents/ Demerger_Proposal.pdf).

The posting of this Prospectus on the internet does not constitute an offer to sell or a solicitation of an offer to buy any of the Shares to or from any person in any jurisdiction in which it is unlawful to make such offer or solicitation to such person. The electronic version may not be copied, made available or printed for distribution.

15.           Definitions and Glossary

The following definitions apply throughout this Prospectus unless the context requires otherwise:

Term	Definition
ABCP	asset-backed commercial paper
Admission	admission to listing and trading of the Common Shares on Euronext Milan
AFM	the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten)
Agent	the company agent, Computershare S.p.A.
Allotment Ratio

the ratio of one Common Share and, if applicable, one Special Voting Share to be received by each CNH Shareholder for each five CNH Common Shares and, if applicable, CNH Special Voting Shares held on the Demerger Record Date

Articles of Association	the articles of association of the Company
Audit Committee	the audit committee of the Company
Banco CNH Industrial Capital	Banco CNH Industrial Capital S.A.
BEV	battery-electric vehicle
Board	the board of directors of the Company
Board Regulations	the rules governing the Board’s principles and best practices and further procedures of holding meetings, decision making and functioning of the Board, as amended from time to time
Business Day	one full day on which banks are generally open for business in the Netherlands and in Italy
CET	Central European Time
CGT	for purposes of Italian tax law, the 26% substitute tax on capital gains realized in connection with a business activity
Chief Executive Officer or CEO	the chief executive officer of the Company, Gerrit Andreas Marx
CIFINS	CIFINS S.p.A.
CITA	Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act)
CLAs	collective labor agreements
CNG	compressed natural gas
CNH Board	the board of directors of CNH Industrial
CNH Common Shares	common shares in the share capital of CNH Industrial
CNH Industrial	CNH Industrial N.V.
CNH Industrial EIP	the CNH Industrial equity incentive plan
CNH Industrial Group	collectively CNH Industrial and its subsidiaries
CNH Industrial Group post-Demerger or CNH Industrial post-Demerger	collectively CNH Industrial and its post-Demerger subsidiaries
CNH Loyalty Register	the loyalty register of CNH Industrial
CNH Register Holders	CNH Shareholders that hold CNH Industrial Common Shares in registered form on the CNH share register
CNH Shareholders	any and all holders of CNH Common Shares and, if applicable, CNH Special Voting Shares on the Demerger Record Date

Term	Definition
CNH Special Voting Shares	the Special Voting Shares in the share capital of CNH Industrial, issued to a CNH Shareholder pursuant to CNH Industrial’s loyalty voting program
Combined Financial Statements	the audited combined financial statements of the Group as at and for the years ended December 31, 2018, 2019 and 2020, included in this Prospectus
Common Shares	common shares of €0.01 each in the capital of the Company
Company	Iveco Group N.V.
Compensation Committee	the human capital and compensation committee of the Company
Computershare	Computershare S.p.A.
CONSOB	Commissione Nazionale per le Società e la Borsa
COVID-19 pandemic	the global pandemic of a new strain of coronavirus, COVID-19
DCC	Dutch Civil Code
Decree 525	Legislative Decree No. 252 of December 5, 2005
Decree 600	Presidential Decree No. 600 of September 29, 1973
Deed of Demerger	the Dutch notarial deed of demerger to be executed before a civil law notary officiating in the Netherlands pursuant to which the Demerger is effected
Demerged Business or Iveco Group Business or Business

(a) all interests owned in the industrial legal entities attributable to the Iveco Group Industrial Activities Business operations; (b) all interests owned in the Financial Services legal entities included in the Iveco Group Business perimeter, such as (1) the 100% interest in CNH Industrial Financial Services S.A. (a financial institution wholly owned by CNH Industrial) and (2) the 49% interest in Transolver Finance Establecimiento Financiero de Credito S.A. (a joint venture with Santander providing financing solutions to customers in Spain); (c) the 50% interest in CIFINS, (owning 49.9% of CNH Industrial Capital Europe S.a.S.), (d) the portion of CNH Industrial N.V. financial payables attributable to Iveco Group Business operations, and (e) the Existing Iveco Shares

Demerger

the spin-off of the Iveco Group Business from CNH Industrial to the Company in accordance with Section 2:334a (3) of the Dutch Civil Code (Burgerlijk Wetboek) by way of a legal statutory demerger (juridische afsplitsing), as described in Section 4 (The Demerger and Admission)

Demerger Date	on or about December 31, 2021, or such other date as may be notified by the Company and CNH Industrial
Demerger Proposal	the demerger proposal and the explanatory notes
Demerger Record Date	on or about December 31, 2021, or such other date as may be notified by the Company and CNH Industrial
DFSA	the Dutch Financial Supervision Act
Director	a member of the Board
DTC	the Depository Trust Company
DTC Holder	CNH Shareholders that hold CNH Industrial Common in book-entry form through a DTC participant account
EEA	European Economic Area
EEA State	a State that is part of the European Economic Area

Term	Definition
Effective Date	the date on which the Demerger is effected by way of execution of the Deed of Demerger, being on or about January 1, 2022 (or such other date as may be notified by the Company and CNH Industrial)
Electing Common Shares	the Common Shares registered in the Loyalty Register for the purpose of becoming Qualifying Common Shares in accordance with the Articles of Association
Enterprise Chamber	the Enterprise Chamber of the Court of Appeal of Amsterdam
Equity Reserves

for purposes of Italian tax law, equity reserves as referred to under Article 47(5) CITA, such as, for instance, reserves or other funds formed with share premiums, equalizing interests (interessi di conguaglio) paid in by the subscribers, equity (other than share capital) contributions (versamenti a fondo perduto) or share capital account payments (versamenti in conto capitale) made by shareholders and tax-exempt revaluation reserves

ESA	engine supply agreement
ESG Committee	the environmental, social and governance committee of the Company
EU	European Union
EU-IFRS	International Financial Reporting Standards (IFRS) as adopted by the European Union
Euronext Milan	a regulated market operated by Borsa Italiana S.p.A. in Milan, Italy and previously named the Mercato Telematico Azionario
Executive Directors	The executive directors of the Company, Suzanne Heywood and Gerrit Andreas Marx
Existing Iveco Shares	all issued and paid up 25,000,000 common shares, each with a nominal value of EUR 0.01, currently held by CNH Industrial in the share capital of the Company
EXOR	EXOR N.V.
EY	Ernst & Young Accountants LLP
FCEV	fuel cell electric vehicle
Finance Act 2017	Law No. 232 of December 11, 2016
Finance Act 2018	Law No. 205 of December 27, 2017
Finance Act 2021	Law No. 178 of December 30, 2020
Financial Services	represents the Company’s business focused on financing the sale or lease of vehicles to the Group’s dealers and retail customers
Financial Services Master Service Agreement	a master service agreement between Iveco Group organization and CNH Industrial
Financial Statements	the Combined Financial Statements and the Interim Condensed Combined Financial Statements
First Trading Date	on or about January 3, 2022
FPT Industrial	FPT Industrial S.p.A.
FRSA	the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving)
FS MSA

in relation to certain financial services activities carried out by either the Company to CNH Industrial Group post-Demerger or vice versa, in connection with the execution of the Demerger Deed, the Company and CNH Industrial Group post-Demerger entered into a three-year Master Services Agreement

Term	Definition
FTT	Financial Transaction Tax levied in Italy
General Meeting	the Company’s general meeting
Group or Iveco Group	the Company and each of its subsidiaries from time to time
GVW	gross vehicle weight
HMRC	Her Majesty’s Revenue and Customs (in the United Kingdom)
IAS	International Accounting Standards
IBOR	benchmark InterBank Offered Rates
ICT	information and communication technology
IFRIC	IFRS Interpretations Committee
IFRS	International Financial Reporting Standards
IMAG	Iveco Magirus AG
Industrial Activities	represents the Group’s entire enterprise without Financial Services (i.e. Commercial and Specialty Vehicles, Powertrain, and Iveco Group N.V., including the treasury operations)
Interim Condensed Combined Financial Statements	the unaudited but reviewed combined financial statements of the Company for the six months ended June 30, 2021 and 2020
Internal Revenue Code	Internal Revenue Code of 1986, as amended
IRAP	for purposes of Italian tax law, regional tax on productive activities
IRES	for purposes of Italian tax law, corporate income tax
ISIN	International Security Identification Number
IT	information technology
Italian White List

the list of countries and territories allowing a satisfactory exchange of information with Italy (i) currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented or (ii) once effective in any other decree or regulation that will be issued in the future to provide the list of such countries and territories (and that will replace Ministerial Decree of September 4, 1996), including any country or territory that will be deemed listed therein for the purpose of any interim rule

Italy-U.K. Treaty

the Convention between the United Kingdom and Northern Ireland and the Government of the Italian Republic for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income signed in Pallanza on October 21, 1988

Italy-U.S. Treaty

the Convention between the Government of the United States of America and the Government of the Italian Republic for the avoidance of double taxation with respect to taxes on income and the prevention of fraud or fiscal evasion signed in Washington, D.C. on August 25, 1999

Iveco Defence Vehicles	the Company’s civil defence and peace-keeping missions vehicles
LCV	light commercial vehicles
LEI	Legal entity identifier
LNG	liquefied natural gas
Loyalty Register	the loyalty register of the Company
Loyalty Transferee

(i) with respect to any Shareholder that is not a natural person, any affiliate of such Shareholder that is beneficially owned in substantially the same manner (including percentage) as the beneficial ownership of the transferring Shareholder or the

Term	Definition

beneficiary company as part of a merger of such Shareholder and (ii) with respect to any Shareholder that is a natural person, any transferee of Common Shares following succession or the liquidation of assets between spouses and inheritance or inter vivo donation to a spouse or relative up to and including the fourth degree

Loyalty Voting Program	the Company’s loyalty voting program pursuant to which persons holding Common Shares continuously for at least three years are granted the option to elect to receive Special Voting Shares

LTI	long-term variable incentive plan

M&H	medium and heavy commercial vehicles

Market Abuse Regulation or MAR	Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse

Medicare Tax	a tax on a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax

Member State	a member state of the European Union

MiFID II	Markets in Financial Instruments Directive 2014/65/EU

MiFID II Product Governance Requirements	MiFID II, Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II and local implementing measures

Monte Titoli	Monte Titoli S.p.A.

MSA	the master services agreement between the Company and CNH Industrial Group

Nikola	Nikola Corporation

Non-Executive Directors	The non-executive directors of the Company

Non-Qualified Holdings	holdings of Common Shares, including rights or securities through which Common Shares may be acquired, other than Qualified Holdings

OEMs	original equipment manufacturers

Off-Highway Business	the Agriculture and Construction businesses of CNH Industrial, as well as the related Financial Services business

OICR	Italian undertakings for collective investment

On-Highway Industrial Activities	the Commercial and Specialty Vehicles and Powertrain segments

Parent Subsidiary Directive	Council Directive 2011/96/EU of 30 November 2011 on the common system of taxation applicable in the case of parent companies and subsidiaries of different Member States

PFIC	passive foreign investment company as defined in the Internal Revenue Code

Powertrain

the Company’s operating segment that is dedicated to the design, development, manufacture and sale of combustion engines, alternative propulsion systems, transmissions, and axles under the FPT Industrial brand

Prospectus	this document

Prospectus Regulation	Regulation (EU) 2017/1129 of the European Parliament and of the Council of the European Union of 14 June 2017

PSU	performance stock units

QEF election	“qualified electing fund” election

Term	Definition
Qualified Holdings

holdings of Common Shares, including rights or securities through which Common Shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than 2% of the overall voting rights exercisable at ordinary shareholders’ meetings or (ii) an interest in Company’s issued and outstanding capital in excess of 5%

Qualifying Common Shares	Common Shares that subject to meeting certain conditions, can be registered in the Loyalty Register and may qualify as qualifying common shares
R&D	research and development
Real Estate AIF	real estate alternative investment funds
Regular Trading System	the trading system maintained and operated by Monte Titoli S.p.A. or the direct registration system maintained by the Agent, as applicable
Remuneration Policy	the remuneration policy expected to be adopted by the General Meeting at the proposal of the Board shortly after the completion of the Demerger
Scania Decision	the decision adopted by the European Commission on September 27, 2017 to fine Scania for approximately €880.5 million
SDRT	United Kingdom stamp duty reserve tax
SEC	the US Securities and Exchange Commission
Settlement	delivery of the Common Shares to the CNH Shareholders
Settlement Date	the date on which the delivery and settlement of the Common Shares through the book-entry systems of Monte Titoli will take place
Settlor	for purposes of Dutch income and corporate income tax, the (deemed) settlor, grantor or similar originator
SG&A	selling, general and administrative
Share Allocation	the receipt of Common Shares and, if applicable, Special Voting Shares by CNH Shareholders as part of the Demerger
Shareholders	holders of Shares
Shareholder Identification EU Legislation

Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement, and Commission Implementing Regulation (EU) 2018/1212

Shares	collectively the Common Shares and the Special Voting Shares
SLT	Senior Leadership Team
Sole Proprietors	for purposes of Italian tax law, individuals who hold the Common Shares in connection with a business activity
Special Dividend Reserve	a separate special dividend reserve to which the dividend on the Special Voting Shares is allocated by the Company
Special Voting Shares	the Special Voting Shares in the share capital of the Company, issued to a Shareholder pursuant to the Loyalty Voting Program
Stellantis MSA

a Master Services Agreement which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries

STI	short-term variable annual cash bonus

Term	Definition
Takeover Directive	Directive 2004/25/EC of the European Parliament and of the Council of 21 April 2004 on takeover bids, as amended
Target Market Assessment

a product approval process, which has determined that the Shares are: (i) compatible with an end target market of retail investors and investors who meet the criteria of professional clients and eligible counterparties, each as defined in MiFID II; and (ii) eligible for distribution through all distribution channels as are permitted by MiFID II

TCO	total cost of ownership
Transaction	collectively, the Demerger and the Admission
Transfers of Qualified Holdings

transfers of Common Shares, including rights or securities through which Common Shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in the Company’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which Common Shares may be acquired, the percentage of voting rights or interest in the Company’s capital potentially attributable to the holding of such rights and securities is taken into account

Transolver Finance	Transolver Finance Establecimiento Financiero de Credito S.A.
U.K. Shareholders

shareholders who are resident (and, in the case of individuals, domiciled) in (and only in) the United Kingdom for United Kingdom tax purposes and who are the beneficial owners of shares and who have neither lent nor borrowed their shares

US Securities Act	the US Securities Act of 1933, as amended
ZLEV	zero-and-low emission vehicles

16.           Historical Financial Information

IVECO GROUP N.V.

INTERIM CONDENSED COMBINED

FINANCIAL STATEMENTS

For the six months ended June 30, 2021 and 2020

IVECO GROUP N.V.

INTERIM CONDENSED COMBINED INCOME STATEMENT

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

		Six Months Ended June 30,
	Note	2021	2020
		(€ million)
Net revenues vs third parties		5,914	4,157
Net revenues vs CNH Industrial Group post-Demerger		405	219

Total Net revenues	(1)	6,319	4,376

Cost of sales	(2)	5,381	4,269
Selling, general and administrative costs	(3)	401	326
Research and development costs	(4)	240	212
Result from investments:	(5)	6	(5)
Share of the profit/(loss) of investees accounted for using the equity method		6	(5)
Gains/(losses) on the disposal of investments		(1)	—
Restructuring costs	(6)	3	3
Other income/(expenses)	(7)	(43)	(55)
Financial income/(expenses)	(8)	(51)	(50)

PROFIT/(LOSS) BEFORE TAXES		205	(544)

Income tax (expense) benefit	(9)	(62)	119

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		143	(425)

PROFIT/(LOSS) FOR THE PERIOD		143	(425)

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of Iveco Group		124	(439)
Non-controlling interests		19	14

IVECO GROUP N.V.

INTERIM CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

		Six Months Ended June 30,
	Note	2021	2020
		(€ million)
PROFIT/(LOSS) (A)		143	(425)

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(20)	—	—
Net change in fair value of equity investments measured at fair value through other comprehensive income	(20)	71	1,321

Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(20)	1	(17)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		72	1,304

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(20)	(17)	26
Exchange gains/(losses) on translating foreign operations	(20)	19	(89)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(20)	3	(1)
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(20)	2	(5)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		7	(69)

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		79	1,235

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		222	810

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of Iveco Group		199	798
Non-controlling interests		23	12

IVECO GROUP N.V.

INTERIM CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

At June 30, 2021 and December 31, 2020

(Unaudited)

	Note	At June 30, 2021	At December 31, 2020
		(€ million)
ASSETS
Intangible assets	(11)	1,274	1,260
Property, plant and equipment	(12)	2,920	3,032
Investments and other non-current financial assets:	(13)	609	546
Investments accounted for using the equity method		201	209
Equity investments measured at fair value through other comprehensive income		390	319
Other investments and non-current financial assets		18	18
Leased assets	(14)	69	73
Defined benefit plan assets		1	1
Deferred tax assets		678	681

Total Non-current assets		5,551	5,593

Inventories	(15)	2,878	2,246
Trade receivables	(16)	445	444
Financial receivables from CNH Industrial Group post-Demerger	(16)	3,955	3,543
Receivables from financing activities	(16)	2,717	2,831
Current tax receivables	(16)	43	73
Other current receivables and financial assets	(16)	526	353
Prepaid expenses and other assets		43	51
Derivative assets	(17)	18	28
Cash and cash equivalents	(18)	431	463

Total Current assets		11,056	10,032

Assets held for sale	(19)	2	6
TOTAL ASSETS		16,609	15,631

INVESTED EQUITY AND LIABILITIES
Invested capital and reserves attributable to owners of Iveco Group		2,475	2,268
Non-controlling interests		91	68

Total Invested equity	(20)	2,566	2,336

Provisions:		1,875	1,814
Employee benefits	(21)	602	610
Other provisions	(21)	1,273	1,204
Debt:	(22)	5,726	5,313
Asset-backed financing	(22)	1,660	2,031
Debt payable to CNH Industrial Group post-Demerger	(22)	3,290	2,563
Other debt	(22)	776	719
Derivative liabilities	(17)	41	27
Trade payables	(23)	3,373	3,082
Tax liabilities		41	65
Deferred tax liabilities		14	11
Other current liabilities	(24)	2,973	2,983

Total Liabilities		14,043	13,295

TOTAL INVESTED EQUITY AND LIABILITIES		16,609	15,631

IVECO GROUP N.V.

INTERIM CONDENSED COMBINED STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

		Six Months Ended June 30,
	Note	2021	2020
		(€ million)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(18)	463	417

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES
Profit/(loss)		143	(425)
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		272	275
(Gains)/losses on disposal of property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		1	—
Other non-cash items		(3)	27
Dividends received		16	—
Change in provisions		52	(51)
Change in deferred income taxes		3	(120)
Change in items due to buy-back commitments(a)		9	81
Change in operating lease items(b)		(3)	13
Change in working capital		(309)	(1,022)

TOTAL		181	(1,222)

C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(194)	(120)
Combined subsidiaries, net of cash acquired		—	(132)
Other investments		(3)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		—	3
Net change in receivables from financing activities		113	560
Change in other current financial assets		(144)	(27)
Other changes		351	(31)

TOTAL		123	253

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Issuance of other medium-term borrowings (net of repayment)		(9)	(10)
Net change in debt and derivative assets/liabilities		(334)	981
Purchase of ownership interests in subsidiaries		—	(8)

TOTAL		(343)	963

Translation exchange differences		7	(11)

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		(32)	(17)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(18)	431	400

(a)

Cash generated from the sale of vehicles under buy-back commitments is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

IVECO GROUP N.V.

INTERIM CONDENSED COMBINED STATEMENT OF CHANGES IN INVESTED EQUITY

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	Invested capital and retained earnings	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total Invested Equity
	(€ million)
AT DECEMBER 31, 2019	2,968	(11)	(148)	(180)	(4)	55	38	2,718
Purchase of ownership interests in subsidiaries from non-controlling interests	(4)	—	—	—	—	—	(4)	(8)
Total comprehensive income/(loss) for the period	(439)	21	(87)	—	1,304	(1)	12	810
Other changes(1)	6	—	—	—	—	—	1	7

AT JUNE 30, 2020	2,531	10	(235)	(180)	1,300	54	47	3,527

	Invested capital and retained earnings	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total Invested Equity
	(€ million)
AT DECEMBER 31, 2020	2,572	2	(256)	(190)	87	53	68	2,336
Total comprehensive income/(loss) for the period	124	(15)	15	2	70	3	23	222
Other changes(1)	8	—	—	—	—	—	—	8

AT JUNE 30, 2021	2,704	(13)	(241)	(188)	157	56	91	2,566

(1)

Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary. This item also includes minor changes related to share-based compensation expense.

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

BACKGROUND

CNH Industrial N.V. (“CNH Industrial” and, collectively with its subsidiaries, the “CHN Industrial Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications. In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers. CNH Industrial has industrial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.

At its Capital Markets Day event held on September 3, 2019, CNH Industrial announced its intention to separate its “Iveco Group” (commercial vehicles and powertrain) business and “Off-Highway” (agriculture and construction) business. On May 6, 2020, CNH Industrial announced that, while the intention to separate the Iveco Group business remained unchanged, the original timeline for the implementation was extended due to market conditions resulting from the COVID-19 pandemic. Starting from the end of 2020, CNH Industrial reaffirmed its intention to proceed with the separation.

STRUCTURE OF THE DEMERGER

The separation will occur by way of a statutory demerger (juridische afsplitsing), governed by the laws of the Netherlands, of equity investments attributable to the Iveco Group Business operations, and the portion of CNH Industrial N.V.’s financial payables attributable to the Iveco Group Business operations, from CNH Industrial in favor of Iveco Group N.V. (“the Company”), a newly-established company incorporated in the Netherlands. The Demerger is expected to occur after a series of preliminary transactions will have been completed. Such preliminary transactions include the following:

i.

The incorporation of the Company, a company that until completion of the Demerger (as defined below) will be wholly owned by CNH Industrial. The Company was incorporated under the laws of the Netherlands on June 16, 2021, and has its corporate seat in Amsterdam, the Netherlands, and its principal office and business address in Turin, Italy. The Company will be the recipient of the interests and equity investments that will be transferred by universal title of succession (algemene title) pursuant to the Demerger.

ii.

The incorporation of a Financial Services sub-holding, (“Sub-holding”), a newly formed company that until completion of the Demerger will be wholly owned by CNH Industrial. Sub-holding was incorporated under the laws of Italy on June 11, 2021, and has its corporate seat in Turin, Italy. Sub-holding will be the recipient of the 49.9% of CNH Industrial’s interest in CNH Industrial Capital Europe S.a.S., a joint venture with the BNP Paribas Group providing financing solutions to customers of the CNH Industrial Group in several European countries. Such 49.9% interest will be transferred into Sub-holding by way of a contribution in kind, governed by the laws of Italy.

The Demerger will entail the transfer by universal title of succession, from CNH Industrial to the Company, of the following: (a) all interests owned in the industrial legal entities attributable to the Iveco Group operations; (b) all interests owned in the Financial Services legal entities included in the Iveco Group perimeter, such as (1) the 100% interest in CNH Industrial Financial Services S.A. (a financial institution wholly owned by CNH Industrial) and (2) the 49% interest in Transolver Finance Establecimiento Financiero de Credito S.A. (a joint venture with Santander providing financing solutions to customers in Spain); (c) the 50% interest in Sub-holding, (owning 49.9% of CNH Industrial Capital Europe S.a.S.), (d) the portion of CNH Industrial financial payables attributable to Iveco Group operations, and (e) all issued and paid up 25,000,000 common shares, each with a nominal value of EUR 0.01 currently held by CNH Industrial in the share capital of the Company. The Demerger will become effective on the Effective Date.

All other assets, liabilities and interests not transferred to the Company upon Demerger will remain with CNH Industrial.

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

The scope of the Interim Condensed Combined Financial Statements is the same applied and detailed in the Combined Financial Statements for the years ended December 31, 2020, 2019 and 2018.

Universal title of succession means that the legal title to the assets and liabilities concerned transfers to the receiving company by operation of law by virtue of the legal demerger: no separate transfer deeds or other actions are required for the transfer of title other than the notarial deed of demerger. Generally, third party consents do not need to be obtained. There is a one-month opposition period following the filing of the demerger proposal during which creditors, and parties to a legal relationship with CNH Industrial or the Company, who believe that their position is jeopardised by the Demerger, may object and may require security to be given to them if their position deteriorates as a result of the Demerger (see also below). The same applies to counterparties to contracts who believe that their contracts are not properly transferred. Contractual relationships may only be transferred in their entirety.

The Demerger will also entail the allotment of common and special voting shares of the Company to all CNH Industrial’s shareholders proportionally to their holding of each type of common and special voting shares in CNH Industrial in accordance with the Exchange Ratio. The allotment of shares pursuant to the Demerger does not require a separate deed or action: the allotment is accomplished by operation of law pursuant to the execution of the notarial deed of demerger.

Following the Demerger, the Company will operate as an independent, publicly listed company.

SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These Interim condensed combined financial statements for the six months ended June 30, 2021 and 2020 together with the notes thereto (the “Interim Condensed Combined Financial Statements”) have been prepared in connection with the Demerger and have been derived from the semi-annual condensed consolidated financial statements and accounting records of CNH Industrial. These Interim condensed combined financial statements have been prepared to represent the combined historical results of operations, financial position and cash flows of the Iveco Group business structure that will be controlled by the Company following the Demerger (together the “Group” or the “Iveco Group”). The Interim Condensed Combined Financial Statements are presented as if the entities controlled directly or indirectly by CNH Industrial until the Demerger and that will be controlled by the Company afterwards, together with other assets and liabilities, had been combined for all periods presented.

As the Demerger is considered a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17 - Distributions of Non-cash Assets to Owners. Accordingly, assets and liabilities are accounted for at the carrying value in the accounting records of the transferring entity (i.e. CNH Industrial). The Interim Condensed Combined Financial Statements are therefore prepared under the historical cost convention, modified as required for the measurement of financial instruments, as well as on a going concern basis. Despite operating in a continuously difficult economic and financial environment negatively impacted by the continuing spread of the COVID-19 pandemic, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to preserve cash and contain costs, and to preserve its industrial and financial flexibility and its strong liquidity position. As of June 30, 2021, the Company had approximately €0.4 billion cash and cash equivalents, and €0.7 billion net financial receivables from CNH Industrial post-Demerger consisting in cash deposited in the central treasury of CNH Industrial post-Demerger.

EU-IFRS do not provide principles for the preparation of combined and/or carved-out financial statements, accordingly, in preparing these interim condensed combined financial statements, accounting and allocation conventions commonly used in practice for the preparation of combined and/or carved-out financial statements were applied.

The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of these Interim Condensed Combined Financial Statements:

•

Where they do not correspond to a separate legal entity, assets and liabilities attributable to the Group’s operations have been identified and recognized in the interim condensed combined financial statements by adjusting equity.

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

•

Income and expenses attributable to operations have been allocated on a basis consistent with the allocation of the assets and liabilities that generated them or the legal entities to which they relate. In particular, corporate general and administrative functions costs in the areas of corporate governance, including senior management, corporate responsibility and other corporate functions, such as tax, legal, investor relations, treasury, communication functions, were not charged or allocated to the Iveco Group business in the past. These Combined Financial Statements include a reasonable allocation of these corporate general and administrative functions costs, primarily based on headcount.

•

All the items resulting from transactions between entities remaining in the CNH Industrial Group post-Demerger and entities being transferred to Iveco Group are included in these Combined Financial Statements as items relating to third parties, except for net revenues from the sale of goods and services, and receivables and payables of a financial nature (meaning those resulting from transactions with the treasury entities and financial service entities of the CNH Industrial Group post-Demerger) which have been stated in specific line items of the income statement and statement of financial position, respectively, given their size.

•

Income tax expense or benefit, deferred income tax assets and liabilities and income tax receivables and liabilities attributable to Iveco Group were determined based on actual taxation. In certain cases, entities being transferred to the Iveco Group business have historically been included in consolidated tax filing groups with other entities that will not be transferred to the Iveco Group business. In these instances, the current and deferred taxes presented in the Interim Condensed Combined Financial Statements for the six months ended June 30, 2021 and 2020 have generally been calculated considering the effects resulting from these entities participating in their respective group tax filings.

•

Dividends and other equity transactions between Iveco Group and CNH Industrial Group post-Demerger were recognized directly to retained earnings in the Invested capital and reserves attributable to owners of Iveco Group.

The Group believes that the assumptions above described underlying the Interim Condensed Combined Financial Statements, including recharges of expenses from CNH Industrial Group, are reasonable. Nevertheless, the Interim Condensed Combined Financial Statements may not include all of the actual expenses that would have been incurred by Iveco Group and may not reflect the combined results of operations, financial position and cash flows had Iveco Group been a stand-alone group during the periods presented. Actual costs that would have been incurred if Iveco Group had been a stand-alone group would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

These Interim Condensed Combined Financial Statements are prepared using the euro as the presentation currency.

Authorization of the Interim Condensed Combined Financial Statements and compliance with International Financial Reporting Standards

These Interim Condensed Combined Financial Statements together with the notes thereto of Iveco Group for the six months ended June 30, 2021 and 2020, were authorized for issuance by the Board of Directors of Iveco Group N.V. on October 29, 2021 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).

The Interim Condensed Combined Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited Iveco Group Combined Financial Statements at December 31, 2020, 2019 and 2018. The accounting standards and policies are consistent with those used at December 31, 2020, except as described in the following paragraph “New standards and amendments effective from January 1, 2021”.

Use of accounting estimates and management’s assumptions

The preparation of the Interim Condensed Combined Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. Furthermore, certain valuation procedures, in particular those of a more complex nature, are only carried out in full during the preparation of the annual financial

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

statements, when all the information required is available, other than in the event that there are indications of impairment when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using historical financial results and figures from budget and plans for subsequent years. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.

Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Combined Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

These Interim Condensed Combined Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. See section “Significant accounting policies”, paragraph “Use of estimates”, in the Iveco Group Combined Financial Statements at December 31, 2020 for a description of the significant estimates, judgments and assumptions of Iveco Group at that date.

Iveco Group is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. These Interim Condensed Combined Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management and Control System” section and Note 30 “Information on financial risks” of Iveco Group Combined Financial Statements at December 31, 2020, as well as those discussed in Note 16 “Current receivables and Other current financial assets”.

Format of the financial statements

Iveco Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. These Interim Condensed Combined Financial Statements include both industrial activities companies and financial services companies. The investment portfolios of financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, financial services companies obtain only a portion of their funding from the market: the remainder has historically been obtained from the parent company through its treasury operations (included in Industrial Activities), which lend funds both to industrial activities companies and to financial services companies as the need arises. This financial services structure within the Iveco Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial activities operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle.

The statement of cash flows is presented using the indirect method.

New standards and amendments effective from January 1, 2021

On August 27, 2020 the IASB issued Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which addresses the accounting for changes in the basis for determining contractual cash flows as a consequence of IBOR reform. Furthermore, the amendments include additional temporary exceptions from applying specific hedge accounting requirements and additional disclosures. The amendments are effective retrospectively for annual reporting periods beginning on or after January 1, 2021. These amendments had no impact on these Interim Condensed Combined Financial Statements.

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group

See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Combined Financial Statements as of December 31, 2020, for a description of other new standards not yet effective and not adopted as of June 30, 2021. Furthermore, on May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments clarify that no exemption applies on such transactions and that companies are required to recognize deferred tax when they recognize the related assets or liabilities for the first time. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted. The Group is currently evaluating the impact of the adoption of these amendments.

SCOPE OF THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

A list of the companies included in the scope of the Interim Condensed Combined Financial Statements that will be allocated to the Iveco Group as part of the Demerger is included in Note 35 to the Combined Financial Statements at December 31, 2020, 2019, and 2018.

BUSINESS COMBINATIONS

There were no significant business combinations in the six months ended June 30, 2021 and 2020.

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

The following table summarizes Net revenues for the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020
	(€ million)
Commercial and Specialty Vehicles	5,001	3,411
Powertrain	2,096	1,376
Eliminations and Other	(840)	(481)

Total Industrial Activities	6,257	4,306

Financial Services	95	99
Eliminations and Other	(33)	(29)

Total Net revenues	6,319	4,376

In the six months ended June 30, 2021 and 2020, total Net revenues includes €405 million and €219 million, respectively, of Revenues from CNH Industrial Group post-Demerger.

The following table disaggregates Net revenues by major source for the six months ended June 30, 2021 and 2020:

Six Months Ended June 30,
	2021	2020
(€ million)
Revenues from:

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

Sales of goods	5,836	3,897
Rendering of services and other revenues	287	264
Rents and other income on assets sold with a buy-back commitment	134	145

Revenues from sales of goods and services	6,257	4,306

Finance and interest income	46	58
Rents and other income on operating lease	16	12

Total Net revenues	6,319	4,376

During the six months ended June 30, 2021 and 2020, revenues included €227 million and €233 million, respectively, relating to the reversal of contract liabilities outstanding at the beginning of each period. Refer to Note 24 “Other current liabilities” for additional details on contract liabilities.

As of June 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations related to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment, was approximately €2.1 billion (approximately €1.9 billion as of December 31, 2020). Iveco Group expects to recognize revenue on approximately 29% and 71% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 32% and 77% as of December 31, 2020, respectively), with the remaining recognized thereafter.

2.	Cost of sales

Cost of sales amounted to €5,381 million and €4,269 million in the six months ended June 30, 2021 and 2020, respectively. In the six months ended June 30, 2020, Cost of sales included asset optimization charges of €247 million and other asset impairment charges of €6 million.

3.	Selling, general and administrative costs

Selling, general and administrative costs amounted to €401 million and €326 million in the six months ended June 30, 2021 and 2020, respectively.

4.	Research and development costs

In the six months ended June 30, 2021, research and development costs were €240 million (€212 million in the six months ended June 30, 2020) and included all the research and development costs not recognized as assets in the period amounting to €134 million (€108 million in the six months ended June 30, 2020) and the amortization of capitalized development costs of €106 million (€104 million in the six months ended June 30, 2020). During the six months ended June 30, 2021 the Group capitalized new development costs of €115 million (€68 million in the six months ended June 30, 2020).

5.	Result from investments

This item mainly includes Iveco Group’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses, accruals to the investment provision, and dividend income. In the six months ended June 30, 2021, Iveco Group’s share in the net profit or loss of the investees accounted for using the equity method was a gain of €6 million (loss of €5 million in the six months ended June 30, 2020).

6.	Restructuring costs

The Group incurred restructuring costs of €3 million during the six months ended June 30, 2021 and 2020.

7.	Other income/(expenses)

This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

income arising from operations which is not attributable to the sale of goods and services. Other expenses were €43 million and €55 million in the six months ended June 30, 2021 and 2020, respectively.

8.	Financial income/(expenses)

The item “Financial income/(expenses)” is detailed as follows:

	Six Months Ended June 30,
	2021	2020
	(€ million)
Financial income (a)	14	11

Interest and other financial expenses (b)	42	40
Net income/(expenses) from derivative financial instruments at fair value through profit or loss	(18)	4
Exchange rate differences from derivative financial instruments	(5)	(25)

Total net income/(expenses) and exchange differences from derivative financial instruments (c)	(23)	(21)

Net financial income/(expenses) (a) - (b) + (c)	(51)	(50)

9.	Income tax (expense) benefit

Income tax (expense) benefit recognized in the condensed combined income statement consists of the following:

	Six Months Ended June 30,
	2021	2020
	(€ million)
Current taxes	(48)	6
Deferred taxes	(12)	117
Taxes relating to prior periods	(2)	(4)

Total Income tax (expense) benefit	(62)	119

The effective tax rates for the six months ended June 30, 2021 and 2020 were 30.8% and 21.7%, respectively. The current period effective tax rate reflects the Company’s full year estimated annual tax rate, which was calculated in accordance with the applicable jurisdictional tax laws. For the six months ended June 30, 2020, income taxes were a benefit of €119 million, primarily caused by Iveco Group reporting a loss before taxes during the period of €548 million.

Iveco Group files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. Iveco Group has open tax years from 2010 through 2020. Due to the global nature of Iveco Group’s business, transfer pricing disputes may arise and Iveco Group may seek correlative relief through competent authority processes. Further, as various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible Iveco Group’s amount of unrecognized tax benefits could change during the next twelve months. Iveco Group does not believe the resolution of any outstanding tax examinations will have a material effect on Iveco Group’s results of operations, statement of financial position, or cash flows.

10.	Earnings per share

As these Interim Condensed Combined Financial Statements have been prepared on a combined/carve-out basis, earnings per share is not a meaningful measure of financial performance for any of the periods presented. The Iveco Group has not had share capital during the periods presented, therefore, management has determined that presenting an

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

earnings per share ratio calculated on the combined/carve-out information would not accurately reflect the historical earnings per share. Accordingly, the requirement of IAS 33 - Earnings per share to disclose earnings per share is not applicable.

11.	Intangible assets

Changes in the carrying amount of Intangible assets for the six months ended June 30, 2021 were as follows:

	At December 31, 2020	Additions	Amortization	Foreign exchange effects and other changes	At June 30, 2021
	(€ million)
Goodwill	70	—	—	—	70
Development costs	1,092	115	(106)	4	1,105
Other	98	15	(12)	(2)	99

Total Intangible assets	1,260	130	(118)	2	1,274

Goodwill is allocated to the segments as follows: Commercial and Specialty Vehicles for €53 million, Powertrain for €5 million and Financial Services for €12 million. Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs and impairment indicators are identified. Iveco Group performed its most recent annual impairment review as of December 31, 2020. The results of the impairment tests confirmed the absence of an impairment loss. During the six months ended June 30, 2021, no impairment indicators were identified.

12.	Property, plant and equipment

Changes in the carrying amount of Property, plant and equipment for the six months ended June 30, 2021 were as follows:

	Carrying amount at December 31, 2020	Additions	Depreciation	Foreign exchange effects, disposals and other changes	Carrying amount at June 30, 2021
	(€ million)
Property, plant and equipment acquired	1,458	64	(121)	7	1,408
Right-of-use assets	203	37	(33)	(3)	204
Assets sold with a buy-back commitment	1,371	270	(109)	(224)	1,308

Total Property, plant and equipment	3,032	371	(263)	(220)	2,920

At June 30, 2021, right-of-use assets refer primarily to the following lease contracts: industrial buildings for €137 million (€140 million at December 31, 2020), plant, machinery and equipment for €14 million (€17 million at December 31, 2020), and other assets for €53 million (€46 million at December 31, 2020). For a description of the related lease liabilities, refer to Note 22 “Debt”.

Short-term and low-value leases are not recorded in the statement of financial position. Iveco Group recognizes lease expense (€5 million in the six months ended June 30, 2021 and 2020) in the income statement for these leases on a straight-line basis over the lease term.

13.	Investments and other non-current financial assets

Investments and other non-current financial assets at June 30, 2021 and December 31, 2020 consisted of the following:

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	At June 30, 2021	At December 31, 2020
	(€ million)
Equity investments measured at fair value through other comprehensive income	390	319
Other investments	205	214
Total Investments	595	533
Non-current financial receivables and other non-current securities	14	13

Total Investments and other non-current financial assets	609	546

Equity investments measured at fair value through other comprehensive income include the fair value of the approximately 6.5% investment held by Iveco Group in Nikola Corporation (“Nikola”), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company’s shares continued to list on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, Iveco Group increased its investment in Nikola to €250 million. The market price of Nikola shares as of June 30, 2021 was $18.06, determining a value of €390 million for the 25,661,448 shares held by Iveco Group through its fully-owned subsidiary Iveco S.p.A. During the six months ended June 30, 2021, Iveco Group recorded in Other comprehensive income a pre-tax gain of €71 million (€70 million after-tax) from the remeasurement at fair value of the investment in Nikola. During the six months ended June 30, 2020, Iveco Group recorded in Other comprehensive income a pre-tax gain of €1,321 million (€1,304 million after-tax) from the remeasurement at fair value of the investment in Nikola.

Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured in Europe through a legal entity 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European legal entity. The set-up activities of the legal entity started in the fourth quarter of 2020 and the implementation continues in line with the roadmap.

Changes in Investments were as follows:

	At December 31, 2020	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasurements	Disposals and other changes	At June 30, 2021
	(€ million)
Equity investments measured at fair value through other comprehensive income	319	—	—	71	—	390
Other investments	214	6	—	—	(15)	205

Total Investments	533	6	—	71	(15)	595

Other investments amounted to €205 million at June 30, 2021 (€214 million at December 31, 2020) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. €55 million (€54 million at December 31, 2020), CNH Industrial Capital Europe S.a.S. €86 million (€96 million at December 31, 2020) and Transolver Finance Establecimiento Financiero de Credito S.A. €34 million (€33 million at December 31, 2020).

Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for using the equity method.

14.	Leased assets

Leased assets primarily include vehicles leased to retail customers by Financial Services under operating lease arrangements. Such leases typically have terms of 3 to 5 years with options available for the lessee to purchase the vehicle at the lease term date. Revenues for non-lease components are accounted for separately.

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

Changes in the carrying amount of Leased assets for the six months ended June 30, 2021 were as follows:

	At December 31, 2020	Additions	Depreciation	Foreign exchange effects Disposals and other changes	At June 30, 2021
	(€ million)
Leased assets	73	38	(15)	(27)	69

15.	Inventories

At June 30, 2021 and December 31, 2020, Inventories consisted of the following:

	At June 30, 2021	At December 31, 2020
	(€ million)
Raw materials	664	493
Work-in-progress	557	276
Finished goods	1,657	1,477

Total Inventories	2,878	2,246

At June 30, 2021, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of €93 million (€144 million at December 31, 2020).

16.	Current receivables and Other current financial assets

A summary of Current receivables and Other current financial assets as of June 30, 2021 and December 31, 2020 is as follows:

	At June 30, 2021	At December 31, 2020
	(€ million)
Trade receivables	445	444
Financial receivables from CNH Industrial Group post-Demerger	3,955	3,543
Receivables from financing activities	2,717	2,831
Current tax receivables	43	73
Other current receivables and financial assets:
Other current receivables	233	217
Other current financial assets	293	136
Total Other current receivables and financial assets	526	353

Total Current receivables and Other current financial assets	7,686	7,244

Financial receivables from CNH Industrial Group post-Demerger

This item mainly refers to cash balances deposited with the CNH Industrial Group post-Demerger central treasury, including cash management and/or cash pooling arrangements.

Receivables from financing activities

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

A summary of Receivables from financing activities as of June 30, 2021 and December 31, 2020 is as follows:

	At June 30, 2021	At December 31, 2020
	(€ million)
Retail:
Retail financing	10	9
Finance leases	71	77

Total Retail	81	86

Wholesale:
Dealer financing	2,598	2,720

Total Wholesale	2,598	2,720

Other	38	25

Total Receivables from financing activities	2,717	2,831

Iveco Group provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest-free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until Iveco Group receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Iveco Group evaluates and assesses dealers on an ongoing basis as to their credit worthiness. Iveco Group may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in the six months ended June 30, 2021 and 2020 relating to the termination of dealer contracts.

Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the contractual payment due date. Delinquency is reported in financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which Iveco Group has ceased accruing finance income. These receivables are generally 90 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to Interest income. Interest income charged-off was not material for the six months ended June 30, 2021 and 2020. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of Receivables from financing activities as of June 30, 2021 and December 31, 2020 is as follows (all receivables are related to Europe region):

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	At June 30, 2021
	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non- Performing	Total
	(€ million)
Total Retail	81	—	—	81	—	81

Total Wholesale	2,598	—	—	2,598	—	2,598

	At December 31, 2020
	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non- Performing	Total
	(€ million)
Total Retail	86	—	—	86	—	86

Total Wholesale	2,720	—	—	2,720	—	2,720

The above aging tables are not necessarily reflective of the potential credit risk in the portfolio due to payment schedule changes granted by Iveco Group and government stimulus policies benefiting Iveco Group’s dealers and end-use customers.

There is not a disproportionate concentration of credit risk in any geographic region. Receivables from financing activities generally relate to the truck businesses. Iveco Group typically retains a security interest in the equipment or vehicle being financed. In addition, Iveco Group may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.

A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when it is 90 days past due.

Iveco Group utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses

Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. Iveco Group continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses of Receivables from financing activities

Iveco Group’s allowance for credit losses is segregated into two portfolio segments: retail and wholesale. A portfolio segment is the level at which Iveco Group develops a systematic methodology for determining its allowance for credit

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

losses. Typically, Iveco Group’s receivables within a portfolio segment have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, Iveco Group considers historical loss rates for each category of customer and adjusts for forward looking macroeconomic data.

In calculating the expected credit losses, Iveco Group’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which Iveco Group has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.

The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Allowance for credit losses activity for the six months ended June 30, 2021 is as follows:

	Six Months Ended June 30, 2021
	Retail				Wholesale
	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(€ million)
Opening balance	32	—	80	112	8	1	82	91

Provision (benefit)	1	—	(3)	(2)	—	—	3	3
Charge-offs, net of recoveries	—	—	(11)	(11)	—	—	(2)	(2)
Transfers	(29)	—	29	—	—	—	—	—
Foreign currency translation and other	—	—	(1)	(1)	—	—	—	—

Ending balance	4	—	94	98	8	1	83	92

Receivables:
Ending balance	54	—	27	81	2,570	9	19	2,598

Allowance for credit losses activity for the six months ended June 30, 2020 and for the year ended December 31, 2020 is as follows:

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	Six Months Ended June 30, 2020
	Retail				Wholesale
	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(€ million)
Opening balance	41	—	91	132	10	1	70	81

Provision (benefit)	—	—	(1)	(1)	5	—	5	10
Charge-offs, net of recoveries	—	—	(18)	(18)	—	—	(2)	(2)
Transfers	(30)	—	30	—	1	—	(1)	—
Foreign currency translation and other	—	—	(12)	(12)	—	—	6	6

Ending balance	11	—	90	101	16	1	78	95

Receivables:
Ending balance	54	1	48	103	2,283	71	64	2,418

	Year ended December 31, 2020
	Retail				Wholesale
	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(€ million)
Opening balance	41	—	91	132	10	1	70	81

Provision (benefit)	2	—	8	10	(1)	—	16	15
Charge-offs, net of recoveries	—	—	(22)	(22)	—	—	(8)	(8)
Transfers	(11)	—	11	—	(1)	—	1	—
Foreign currency translation and other	—	—	(8)	(8)	—	—	3	3

Ending balance	32	—	80	112	8	1	82	91

Receivables:
Ending balance	47	2	37	86	2,659	11	50	2,720

At June 30, 2021, the allowance for credit losses includes a continued reassessment of the outlook regarding the impact of the COVID-19 pandemic on credit conditions. Iveco Group continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted.

At both June 30, 2021 and December 31, 2020, the allowance for credit losses included a build of reserves primarily due to the expectation of deteriorating credit conditions related to the COVID-19 pandemic.

Transfers of financial receivables

The Group transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class,

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its combined statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 22 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

At June 30, 2021 and December 31, 2020, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

	At June 30, 2021	At December 31, 2020
	(€ million)
Restricted receivables:
Retail financing and finance lease receivables	36	45
Wholesale receivables	1,910	2,298

Total restricted receivables	1,946	2,343

Iveco Group has discounted receivables and bills without recourse having due dates beyond June 30, 2021 amounting to €215 million (€254 million at December 31, 2020, with due dates beyond that date), which refer to trade receivables.

17.	Derivative assets and Derivative liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

Iveco Group utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. Iveco Group does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.

In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

With regard to hedge accounting, Iveco Group continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered highly likely to occur.

Foreign Exchange Derivatives

Iveco Group has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. Iveco

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

Group conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.

For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.

The main sources of hedge ineffectiveness are:

•

the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and

•	changes in timing of the hedged transaction.

Ineffectiveness related to these hedge relationships is recognized in the condensed combined income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were nil for foreign exchange contracts in the six months ended June 30, 2021. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately €-13 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

Iveco Group also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of Iveco Group’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of Iveco Group’s foreign exchange derivatives was €0.2 billion at June 30, 2021 and December 31, 2020.

Interest Rate Derivatives

Iveco Group has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by Iveco Group to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which Iveco Group recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months are insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by Iveco Group to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.

For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.

The main sources of hedge ineffectiveness are:

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

•

the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and

•	differences in repricing dates between the swaps and the borrowings.

Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed combined income statement and its amount was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were nil for interest rate derivatives in the six months ended June 30, 2021.

Iveco Group also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to Iveco Group’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant in all periods presented.

All of Iveco Group’s interest rate derivatives outstanding as of June 30, 2021 and December 31, 2020 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of Iveco Group’s interest rate derivatives was nil at June 30, 2021 and December 31, 2020.

Financial statement impact of Iveco Group derivatives

The following table summarizes the gross impact of changes in the fair value of derivatives recognized in other comprehensive income and profit or loss during the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020
	(€million)
Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	(19)	(15)
Interest rate derivatives	5	39

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives – Net revenues	(1)	(1)
Foreign exchange derivatives – Cost of sales	6	(6)
Foreign exchange derivatives – Financial income/(expenses)	(2)	5

Not designated as hedges
Foreign exchange derivatives – Financial income/(expenses)	(29)	70

The fair values of Iveco Group’s derivatives as of June 30, 2021 and December 31, 2020 in the condensed combined statement of financial position are recorded as follows:

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	At June 30, 2021		At December 31, 2020
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€million)
Derivatives designated as hedging instruments
Cash flow hedges:
Foreign exchange derivatives	13	(32)	20	(19)
Interest rate derivatives	—	(4)	—	—

Total Cash flow hedges	13	(36)	20	(19)

Total Derivatives designated as hedging instruments	13	(36)	20	(19)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	3	(1)	8	(8)
Interest rate derivatives	2	(4)	—	—

Total Derivatives not designated as hedging instruments	5	(5)	8	(8)

Derivative assets/(liabilities)	18	(41)	28	(27)

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency-based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.

18.	Cash and cash equivalents

Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At June 30, 2021, this item included €45 million (€45 million at December 31, 2020) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

At June 30, 2021, this item also included €27 million (€41 million at December 31, 2020) of money market securities and other cash equivalents.

The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

19.	Assets held for sale

Assets held for sale at June 30, 2021 and December 31, 2020 primarily included buildings.

20.	Invested Equity

Iveco Group business did not comprise a separate parent company or group of entities during the six months ended June 30, 2021 and 2020, and the year ended December 31, 2020. Therefore, it is not meaningful to present share capital or an analysis of reserves.

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

The net invested equity of Iveco Group is represented by total Invested equity in the Condensed Combined Statement of Changes in Invested Equity, and comprises Invested capital and retained earnings, Cash flow hedge reserve, Cumulative translation adjustment reserve, Defined benefit plans remeasurement reserve, Reserve for equity investments measured at fair value through other comprehensive income and Non-controlling interests.

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	Six Months Ended June 30,
	2021	2020
	(€ million)
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Net change in fair value of equity investments measured at fair value through other comprehensive income(1)	71	1,321

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	71	1,321

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	(14)	24
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(3)	2
Gains/(losses) on cash flow hedging instruments	(17)	26

Exchange gains/(losses) on translating foreign operations arising during the period	19	(89)
Exchange gains/(losses) on translating foreign operations	19	(89)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	3	(1)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	3	(1)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	5	(64)

Tax effect (C)	3	(22)

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	79	1,235

(1)

In the six months ended June 30, 2021 and 2020, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 13 for additional information on this investment.

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	Six Months Ended June 30,
	2021			2020
	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
	(€ million)
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	2	2	—	—	—
Net change in fair value of equity investments measured at fair value through other comprehensive income(1)	71	(1)	70	1,321	(17)	1,304

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	71	1	72	1,321	(17)	1,304

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(17)	2	(15)	26	(5)	21
Exchange gains/(losses) on translating foreign operations	19	—	19	(89)	—	(89)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	3	—	3	(1)	—	(1)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	5	2	7	(64)	(5)	(69)

Total Other comprehensive income/(loss)	76	3	79	1,257	(22)	1,235

(1)

In the six months ended June 30, 2021 and 2020, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 13 for additional information on this investment.

21.	Provisions

A summary of Provisions at June 30, 2021 and December 31, 2020 is as follows:

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	At June 30, 2021	At December 31, 2020
	(€ million)
Employee benefits	602	610

Other provisions:
Warranty and technical assistance provision	425	398
Restructuring provision	38	41
Investment provision	11	12
Other risks:
Commercial risks	330	305
Marketing and sales incentives programs	170	150
Legal proceedings and other disputes	33	33
Other reserves for risks and charges	266	265
Total Other risks	799	753

Total Other provisions	1,273	1,204

Total Provisions	1,875	1,814

Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.

Provisions for Other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. In particular, item “Other reserves for risks and charges” includes other provisions of smaller amounts for miscellaneous risks and charges in connection with risks which cannot be specifically attributed to the other provision categories of “Other risks”.

22.	Debt

An analysis of debt by nature is as follows:

	At June 30, 2021	At December 31, 2020
	(€ million)
Asset-backed financing	1,660	2,031

Debt payable to CNH Industrial Group post-Demerger	3,290	2,563

Other debt:
Borrowings from banks	515	388
Payables represented by securities	52	92
Lease liabilities	207	206
Other	2	33

Total Other debt	776	719

Total Debt	5,726	5,313

During the six months ended June 30, 2021, €33 million for the principal portion of Lease liabilities and €2 million for interest expenses related to lease liabilities were paid (€31 million and €2 million, respectively, were paid during the six months ended June 30, 2020).

The following table sets out a maturity analysis of Lease liabilities at June 30, 2021 and December 31, 2020:

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	At June 30, 2021	At December 31, 2020
	(€ million)
Less than one year	61	61
One to two years	44	44
Two to three years	32	30
Three to four years	24	23
Four to five years	15	17
More than five years	49	50

Total undiscounted lease payments	225	225

Less: Interest	(18)	(19)

Total Lease liabilities	207	206

At June 30, 2021, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 6.7 years and 2.5%, respectively (6.8 years and 2.6%, respectively, at December 31, 2020).

23.	Trade payables

Trade payables amounted to €3,373 million at June 30, 2021 (€3,082 million at December 31, 2020).

24.	Other current liabilities

At June 30, 2021, Other current liabilities mainly included €995 million of amounts payable to customers relating to repurchase price on buy-back agreements (€1,105 million at December 31, 2020), and €1,159 million of contract liabilities (€1,118 million at December 31, 2020), of which €604 million for future rents related to buy-back agreements (€600 million at December 31, 2020). Other current liabilities also included accrued payables to personnel of €168 million (€112 million at December 21, 2020), expenses and deferred income of €119 million (€94 million at December 31, 2020), and social security payables of €84 million (€75 million at December 31, 2020).

25.	Commitments and contingencies

As a global company with a diverse business portfolio, the Iveco Group, in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. All significant matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims, or investigations could require the Iveco Group to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Iveco Group’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, Iveco Group recognizes specific provisions for this purpose.

Although the ultimate outcome of legal matters pending against the Iveco Group and its subsidiaries cannot be predicted, the Iveco Group believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Interim Condensed Combined Financial Statements.

Other litigation and investigation

Follow-on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to Medium and Heavy trucks. On July 19, 2016, the Commission announced a decision regarding five OEMs

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

(the Decision) including a settlement with Iveco. In particular, Iveco received a reduction in its fine for cooperating with the European Commission throughout the investigation, and received the lowest fine of all manufacturers (except for one manufacturer that was granted whistleblower immunity for having informed the European Commission about the conduct in September 2010) of €494.6 million. One manufacturer, Scania, chose not to settle with the European Commission, and on September 27, 2017 the European Commission adopted a decision fining Scania approximately €880.5 million (the “Scania Decision”). Scania has appealed the Scania Decision to the General Court of the European Union and the appeal is ongoing.

As a consequence of these proceedings, Iveco S.p.A. and Iveco Magirus AG (IMAG), as well as some national companies of the Iveco brand (for example Iveco Limited and Iveco España) have been named as defendants in proceedings across Europe. Stellantis N.V., formerly Fiat Chrysler Automobiles N.V. (Stellantis), and CNH Industrial as, respectively, the former and current parent companies of Iveco/IMAG have also been sued as defendants in many proceedings. The consummation of the Demerger will not allow CNH Industrial to be excluded by current and future follow on proceedings originating from the Decision because under EU competition law a company will not be able to use corporate reorganizations to avoid liability for private damages claims. Furthermore, claimants may also decide to extend their judicial claims against the Company as economic successor of CNH Industrial. In the event one or more of these judicial proceedings would result in a decision against Iveco S.p.A., IMAG, other national companies of Iveco, Stellantis N.V., CNH Industrial, and possibly the Company, ordering such companies to compensate one or more claimants for damages caused to such claimants as a result of the conduct that was the subject matter of the Decision, and Iveco or IMAG would not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial, Stellantis, the other national companies of Iveco, and possibly the Company will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants.

More specifically, a large number of (direct and indirect) truck purchasers have claimed damages against various OEMs, including Iveco in various national courts for loss allegedly suffered as a result of the infringement. In such cases, alleged losses are generally calculated based on the difference between the price actually paid and the price that would have been paid in the absence of the infringing behaviour (often called the overcharge), with interest. Normally a truck customer claiming damages will need to prove that the infringement caused the overcharge, and the existence and quantum of such overcharge, even though they sometimes may benefit from certain rules of evidence such as (factual) presumptions or prima facie evidence under the applicable procedural rules (which vary depending on the jurisdiction in which the claim is brought). Claims have also been brought by purchasers of services provided using trucks (for example, road haulage services) who also allegedly suffered an overcharge.

The claims against Iveco differ significantly in scope as some truck purchasers only bought or leased a single truck while other cases include claimants who individually or collectively purchased a multitude of trucks. Furthermore, some truck customer claims have been combined in class actions or through claims vehicles to which the truck purchasers have assigned their respective damages claims. Some claims relate to trucks purchased only in the jurisdiction in which the claim is brought but many claims relate to truck purchases in multiple jurisdictions. In total, as of September 30, 2021, on the basis of information available to the Company, the current court proceedings across Europe involve approximately 110,218 Iveco trucks. The actual number of trucks involved in current court proceedings is however unknown: for example, there are class actions which are currently at the certification stage. For other proceedings, it is not yet known how many truck purchasers may assign their claims to the existing claims vehicles. Further, some proceedings are declaratory actions which may not identify the number of trucks included in the claim at this stage. This number, moreover, reflects the information asserted or estimated by the claimants (where provided, which is not always the case since in many actions claimants do not provide sufficient details of the number of trucks involved in their claims, nor the identity of the truck manufacturer, and in some other instances they do not provide any information at all). This number does not include cases where Iveco is not a party of the litigation (but where Iveco trucks may be involved) nor does it take into account any possible defence that has been (or may be in the future be) raised by Iveco (including, trucks not being covered by the Commission’s decision ratione temporis or otherwise, duplications, etc.).

For many of the same reasons it is not possible at this stage to accurately estimate the overall face value of the claims filed, nor of the claims relating to trucks manufactured and distributed by Iveco and other Iveco national companies. Furthermore, in many cases (including where some of these claims are declaratory actions), such value is not asserted by claimants (as it is the case in many proceedings in the Netherlands or in UK) or, where asserted, such amount reflects

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

exclusively estimates made by claimants that remain unverified and in certain instances, unverifiable. Additionally, this amount mainly reflects claimants’ unchallenged view of these cases. Furthermore, such amounts (when asserted) are based on the number of vehicles of the various OEMs identified as defendants and the plaintiffs do not always identify the amount of the damages allegedly caused by each of such OEMs. Finally, this amount (when asserted) reflects the number of vehicles allegedly manufactured by each OEM, however this number needs to be verified in light of the boundaries of these cases (for instance, as to the time period of the alleged infringement or the type of vehicle involved). Against this background, and subject to the various limitations and caveats mentioned in this section, as of September 30, 2021 the face value of the judicial claims where at least one among Iveco, IMAG, other national companies of Iveco or CNH Industrial or Stellantis, as the case may be, are defendants is approximately €4.3 billion. This face value amount relates to all trucks included in these claims and therefore it includes trucks manufactured and distributed by other OEMs. For the reasons indicated above, it is not possible, at this point in time, to estimate the part of this face-value amount which, according to the claimants, allegedly would be directly attributable to Iveco or IMAG; however, considering the overall number of Iveco trucks involved in these proceedings (and subject to the various caveats and limitations mentioned as to how this number has be determined and to how this alleged face value amount has been asserted by claimants), it is expected that this face value amount would be significant.

Subject to the various limitations and caveats on the accurate assessment of such claims set out above, in Germany, as of September 30, 2021, approximately 100 claims are pending before national courts in which Iveco is involved, relating to approximately 40,000 Iveco trucks. Proceedings of claims vehicles are also pending in the Netherlands, where approximately 54 claims were pending as of September 30, 2021 (by claims vehicles and by individual truck purchasers). On the basis of information available, at the date of September 30, 2021, approximately 34,967 Iveco trucks are included in these Dutch proceedings. In England and Wales there are approximately 23 pending claims to which Iveco is a party. These include two applications to commence collective proceedings (class actions), which as of September 30, 2021 have not been certified for inclusion in collective proceedings. Most of these claims in England and Wales are in their early stages. Only two of the claims are currently listed for trial, which will not begin until March 2023 and April 2024 respectively. The claims (excluding the collective proceedings applications) pending in the U.K. at the date of September 30, 2021 include approximately 19,443 Iveco trucks. In Spain, as of September 30, 2021, there are approximately 1,161 pending claims. The claims in Spain are predominantly relatively small claims brought by individual purchasers and include approximately 9,079 Iveco trucks. In Italy, as of September 30, 2021, there are approximately 37 (including at least ten group actions) claims to which Iveco is a party, relating to approximately 2,400 Iveco trucks.

In most jurisdictions claims filed in court are still at an early stage and the courts have not delivered final judgments awarding damages. However, in Spain, as of September 30, 2021, there have been approximately 442 judgments in claims regarding Iveco at first instance (representing claims for approximately 2,500 Iveco trucks). In 368 of these judgments (representing claims for about 1,978 Iveco trucks), the court found that there was an overcharge. In most of those judgments the average overcharge amount was between 5% and 29%. Two of these judgements were overturned on appeal to the Spanish Courts of Appeal and the remainder are currently under appeal either to the Spanish Courts of Appeal or the Spanish Supreme Court. In 75 of the first instance judgments in claims against Iveco (representing claims for approximately 510 Iveco trucks), the claim was rejected. Some of these rejected claims are under appeal. In Italy, as of September 30, 2021, there has been one judgment at first instance in a case concerning one Iveco truck. This judgment (finding an overcharge of 15%) will be subject to appeal.

The extent and outcome of these claims cannot be predicted at this time, and, therefore, the Group did not recognize any specific provision for these claims.

FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial’s offices in Europe were visited by investigators in the context of a request for assistance by the Public Prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of Iveco Group as of the Demerger Effective Date, installed in certain Fiat Ducato (a vehicle manufactured and distributed by the Stellantis group) and Iveco Daily vehicles. FPT is providing its full cooperation to properly address the requests received. FPT, other companies of Iveco Group and third parties have received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting out of the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with type approval regulations

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. As of September 30, 2021 these judicial claims are approximately 865 (for an approximately equivalent number of vehicles) and relate chiefly to Fiat Ducato vehicles, vehicles manufactured and distributed by the Stellantis group. In such proceedings FPT is usually second defendant. Although, at the date hereof, Iveco Group has no evidence of any wrongdoing, it cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance. Therefore, Iveco Group did not recognize any specific provision in relation to this investigation.

Guarantees

Iveco Group provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling €402 million and €489 million at June 30, 2021 and December 31, 2020, respectively.

26.	Segment reporting

The segment information disclosed in these Interim Condensed Combined Financial Statements reflects the identifiable reporting segments of the Company and the financial information that the Chief Operating Decision Maker (“CODM”) reviewed to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by Iveco Group.

Iveco Group has three operating segments:

•

Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

•

Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.

•

Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used vehicles sold by Iveco Group brand dealers and distributors or directly by Iveco Group subsidiaries. In addition, Financial Services provides wholesale financing to Iveco Group brand dealers and distributors. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to Iveco Group Industrial Activities legal entities. Additionally, Financial Services, leveraging on its specific expertise, grants support to CNH Industrial post-Demerger financial services, by providing business process services to their European activities, and receiving a fee for the services rendered.

The activities carried out by the two industrial segments Commercial and Specialty Vehicles and Powertrain, and the Company, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

With reference to Industrial Activities’ segments, the CODM assesses the segment performance and makes decisions about resource allocation based upon Adjusted EBIT. Iveco Group believes Adjusted EBIT more fully reflects Industrial Activities segments’ profitability. Adjusted EBIT of Industrial Activities is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

nature and not reflective of on-going operational activities. With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income.

The following table summarizes Adjusted EBIT of Industrial Activities by reportable segment:

	Six Months Ended June 30,
	2021	2020
	(€ million)
Commercial and Specialty Vehicles	153	(220)
Powertrain	148	37
Unallocated items, eliminations and other	(75)	(72)

Adjusted EBIT of Industrial Activities	226	(255)

A reconciliation from Adjusted EBIT of Industrial Activities to Iveco Group’s combined Profit/(loss) before taxes for the six months ended June 30, 2021 and 2020 is provided below:

	Six Months Ended June 30,
	2021	2020
	(€ million)
Adjusted EBIT of Industrial Activities	226	(255)

Adjustments/reclassifications to convert from Adjusted EBIT of Industrial Activities to Profit/(loss) before taxes:
Financial income/(expenses)	(51)	(50)
Restructuring costs	(3)	(3)
Other discrete items(1)	(1)	(262)
Other adjustments(2)	34	26
Total adjustments/reclassifications	(21)	(289)

Profit/(loss) before taxes	205	(544)

(1)	In the six months ended June 30, 2020, this item primarily includes asset optimization charges of €247 million and other asset impairment charges of €6 million.
(2)	Primarily includes Financial Services results before taxes.

Net income of Financial Services for the six months ended June 30, 2021 and 2020 is summarized as follows, together with a reconciliation to Iveco Group’s Profit/(loss) before taxes for the same periods:

	Six Months Ended June 30,
	2021	2020
	(€ million)
Net income of Financial Services (A)	25	18

Eliminations and other (B)(*)	118	(443)
Income tax benefit (expense) (C)	(62)	119

Profit/(loss) before taxes (D) = (A) + (B) - (C)	205	(544)

(*)	Includes Net income of Industrial Activities

No segment asset is reported to the CODM for assessing performance and allocating resources. Additional reportable segment information is provided as follows.

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

Additional reportable segment information

Net Revenues by reportable segment for the six months ended June 30, 2021 and 2020, are provided in Note 1.

27.	Fair value measurement

Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:

•	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;

•	Level 3 — Unobservable inputs for the asset or liability.

This hierarchy requires the use of observable market data when available.

Assets and liabilities measured at fair value on a recurring basis

The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at June 30, 2021 and December 31, 2020:

		At June 30, 2021				At December 31, 2020
	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(€ million)
Equity investments measured at fair value through other comprehensive income	(13)	390	—	—	390	319	—	—	319
Other investments	(13)	—	—	4	4	—	—	5	5
Derivative assets	(17)	—	18	—	18	—	28	—	28

Total Assets		390	18	4	412	319	28	5	352

Derivative liabilities	(17)	—	(41)	—	(41)	—	(27)	—	(27)

Total Liabilities		—	(41)	—	(41)	—	(27)	—	(27)

The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 of fair value in the six months ended June 30, 2021 and 2020:

	Six Months Ended June 30,
	2021	2020
	(€ million)
At January 1	5	96
Acquisitions/(disposals)	(1)	130
Gains/(Losses) recognized in Other comprehensive income/(loss)	—	1,321
Transfer from Level 3 to Level 1	—	(1,547)

At June 30	4	—

In the six months ended June 30, 2020 Level 3 fair value measurement includes the investment in Nikola Corporation made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty Trucks. Transfer from Level 3 include the reclassification of this investment to Level 1 upon the completion in June 2020

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

of the business combination between Nikola Corporation and VectoIQ Acquisition Corp. and continued listing of the combined company’s shares. Refer to Note 13 for additional information on this investment.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 17 “Derivative assets and Derivative liabilities”.

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at June 30, 2021 and December 31, 2020 are as follows:

		At June 30, 2021
	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
		(€ million)
Total Financial receivables from CNH Industrial Group post-Demerger	(16)	—	—	3,955	3,955	3,955

Retail financing	(16)	—	—	10	10	10
Dealer financing	(16)	—	—	2,596	2,596	2,598
Finance leases	(16)	—	—	72	72	71
Other receivables from financing activities	(16)	—	—	38	38	38

Total Receivables from financing activities		—	—	2,716	2,716	2,717

Asset-backed financing	(22)	—	1,661	—	1,661	1,660
Debt payable to CNH Industrial Group post-Demerger	(22)	—	—	3,290	3,290	3,290
Borrowings from banks	(22)	—	515	—	515	515
Payables represented by securities	(22)	—	52	—	52	52
Lease liabilities	(22)	—	—	207	207	207
Other debt	(22)	—	2	—	2	2

Total Debt		—	2,230	3,497	5,727	5,726

IVECO GROUP N.V

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

		At December 31, 2020
	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
		(€ million)
Total Financial receivables from CNH Industrial Group post-Demerger	(16)	—	—	3,543	3,543	3,543

Retail financing	(16)	—	—	10	10	9
Dealer financing	(16)	—	—	2,715	2,715	2,720
Finance leases	(16)	—	—	78	78	77
Other receivables from financing activities	(16)	—	—	25	25	25

Total Receivables from financing activities		—	—	2,828	2,828	2,831

Asset-backed financing	(22)	—	2,032	—	2,032	2,031
Debt payable to CNH Industrial Group post-Demerger	(22)	—	—	2,563	2,563	2,563
Borrowings from banks	(22)	—	389	—	389	388
Payables represented by securities	(22)	—	92	—	92	92
Lease liabilities	(22)	—	—	206	206	206
Other debt	(22)	—	33	—	33	33

Total Debt		—	2,546	2,769	5,315	5,313

Financial receivables from CNH Industrial Group post-Demerger

Financial receivables from CNH Industrial post-Demerger are included in Level 3 as their carrying amount is estimated to approximate their fair value.

Receivables from financing activities

The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability. Debt payable to CNH Industrial Group post-Demerger is included in Level 3 as its carrying amount is estimated to approximate its fair value.

The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.

Other financial assets and liabilities

IVECO GROUP N.V.

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current receivables and financial assets, Trade payables and Other current liabilities included in the condensed combined statement of financial position approximates their fair value, due to the short maturity of these items.

28.	Related party transactions

In accordance with IAS 24 – Related Party Disclosures, Iveco Group’s related parties are companies and persons capable of exercising control, joint control or significant influence over the Group. As of June 30, 2021 and December 31, 2020, related parties included EXOR N.V and its subsidiaries and affiliates, including CNH Industrial Group post-Demerger, Stellantis N.V. (formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates (“Stellantis”), and Iveco Group’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of Iveco Group with strategic responsibility and members of their families were also considered related parties.

Transactions with EXOR N.V. and its subsidiaries and affiliates

EXOR N.V. is an investment holding company. As of June 30, 2021 and December 31, 2020, among other things, EXOR N.V. managed a portfolio that includes investments in Stellantis. Iveco Group did not enter into any significant transactions with EXOR N.V. during the six months ended June 30, 2021 and 2020.

In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“Stellantis MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the Stellantis MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the Stellantis MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During the six months ended June 30, 2021 and 2020, Stellantis subsidiaries provided Iveco Group with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the Stellantis MSA and the applicable Opt-in letters. After the Demerger, the Stellantis MSA is expected to be duplicated at the same terms and conditions between Iveco Group and Stellantis.

Furthermore, Iveco Group and Stellantis might engage in other minor transactions in the ordinary course of business.

These transactions with Stellantis are reflected in these Interim Condensed Combined Financial Statements as follows:

	Six Months Ended June 30,
	2021	2020

	(€ million)
Net revenues	300	220
Cost of sales	90	75
Selling, general and administrative costs	30	27

	At June 30, 2021	At December 31, 2020

	(€ million)
Trade receivables	3	6
Trade payables	55	51

Transactions with CNH Industrial Group post-Demerger

Historically, Iveco Group and CNH Industrial Group post-Demerger entered into transactions primarily of commercial nature and consisting in the sale of engines from Iveco Group to CNH Industrial Group post-Demerger, but also covering services in relation to general administrative and specific technical matters, provided by either Iveco Group to CNH Industrial post-Demerger and vice versa.

IVECO GROUP N.V.

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

The transactions with CNH Industrial Group post-Demerger are reflected in the Interim Condensed Combined Financial Statements as follows:

	Six Months Ended June 30,
	2021	2020

	(€ million)
Net revenues	405	219
Cost of sales	8	14

	At June 30, 2021	At December 31, 2020

	(€ million)
Trade receivables	162	159
Financing receivables	3,955	3,543
Debt	3,290	2,563
Trade payables	54	61

For completeness of information, before the Demerger, Iveco Group and the CNH Industrial Group entered into agreements, primarily of commercial nature, but also covering general administrative and specific technical matters as well as services provided by CNH Industrial N.V., as follows.

Master Service Agreements: in relation to certain services provided by either Iveco Group to CNH Industrial post-Demerger and vice versa, in connection with the execution of the Demerger Deed, Iveco Group and CNH Industrial entered into a two-year Master Services Agreement (“MSA”) whereby each Party (and its subsidiaries) may provide services to the other (and its subsidiaries). Services provided under the MSA relate mainly to lease of premises and depots and IT services.

Engine Supply Agreement: in relation to the design and supply of off-road engines from Iveco Group to CNH Industrial post-Demerger, in connection with the execution of the Demerger Deed, Iveco Group and CNH Industrial entered into a ten-year Engine Supply Agreement (“ESA”) whereby Iveco Group will sell to CNH Industrial post-Demerger diesel, CNG and LNG engines and provide post-sale services.

Financial Service Agreement: in relation to certain financial services activities carried out by either Iveco Group to CNH Industrial Group post-Demerger or vice versa, in connection with the execution of the Demerger Deed, Iveco Group and CNH Industrial entered into a three-year Master Services Agreement (“FS MSA”), whereby each Party (and its subsidiaries) may provide services and/or financial services activities to the other (and its subsidiaries). Services provided under the FS MSA relate mainly to wholesale and retail financing activities to suppliers, distribution network and customers.

Transactions with joint ventures

Iveco Group sells commercial vehicles and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata. These transactions are reflected in the Interim Condensed Combined Financial Statements as follows:

	Six Months Ended June 30,
	2021	2020

	(€ million)
Net revenues	292	264

IVECO GROUP N.V.

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

	At June 30, 2021	At December 31, 2020

	(€ million)
Trade receivables	79	125

At June 30, 2021 and December 31, 2020, Iveco Group had provided guarantees on commitments of its joint ventures for an amount of €156 million and €211 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Transactions with associates

Iveco Group sells trucks and commercial vehicles and provides services to associates. In the six months ended June 30, 2021, revenues from associates totaled €99 million (€57 million in the comparable period of 2020) and cost of sales from associates totaled €8 million (€4 million in the comparable period of 2020). At June 30, 2021, receivables from associates amounted to €11 million (€11 million at December 31, 2020). Trade payables to associates amounted to €14 million at June 30, 2021 (€23 million at December 31, 2020). At June 30, 2021, Iveco Group had provided guarantees on commitments of its associates for an amount of €246 million related to CNH Capital Europe S.a.S. (€263 million at December 31, 2020).

Transactions with unconsolidated subsidiaries

In the six months ended June 30, 2021 and 2020, there were no material transactions with unconsolidated subsidiaries.

Compensation to Directors and Key Management

As the Iveco Group has not had its separate Board of Directors, no compensation of the Board of Directors has been presented. Since the Iveco Group has not had a separate management team during the periods presented, a share of the compensation of CNH Industrial Group’s key management was allocated to Iveco Group and recognized in the Interim Condensed Combined Financial Statements for a total amount of €4 million and €3 million in the six months ended June 30, 2021 and 2020, respectively.

As the Iveco Group did not operate as a stand-alone public company during the historical periods, the amounts presented above are not indicative of the Iveco Group’s key management compensation in the future.

29.	Translation of financial statements denominated in a currency other than the euro

The principal exchange rates used to translate into euros the financial statements prepared in currencies other than the euro were as follows:

	Six Months Ended June 30, 2021		At December 31, 2020	Six Months Ended June 30, 2020
	Average	At June 30		Average	At June 30
U.S. dollar	1.205	1.188	1.227	1.102	1.120
Pound sterling	0.868	0.858	0.899	0.875	0.912
Swiss franc	1.095	1.098	1.080	1.064	1.065
Brazilian real	6.490	5.905	6.373	5.410	6.112
Polish Zloty	4.537	4.520	4.560	4.412	4.456
Czeck Koruna	25.854	25.488	26.242	26.333	26.740
Argentine peso(1)	113.77	113.77	103.043	78.890	78.890

(1)

From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.

IVECO GROUP N.V.

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2021 and 2020

(Unaudited)

30.	Subsequent events

Iveco Group has evaluated subsequent events through October 29, 2021, which is the date the Interim Condensed Combined Financial Statements were authorized for issuance. No significant events have occurred.

Iveco Group N.V.

Review report on the Interim condensed combined financial statements for the six months ended June 30, 2021 and 2020

Review report on the Interim condensed combined financial statements for the six months ended June 30, 2021 and 2020

To the Board of Directors of

Iveco Group N.V.

Introduction

We have reviewed the accompanying interim condensed combined financial statements of the Iveco Group Business of CNH Industrial N.V. and its subsidiaries (the “Group”) for the six months ended June 30, 2021 and 2020, which comprise the interim condensed combined statement of financial position as at June 30, 2021 and the related interim condensed combined income statement, interim condensed combined statement of comprehensive income, changes in invested equity and cash flows for the six-month periods ended June 30, 2021 and 2020 and explanatory notes. Management is responsible for the preparation and presentation of this interim combined condensed financial information in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union (“IAS 34”). Our responsibility is to express a conclusion on this interim condensed combined financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed combined financial statements are not prepared, in all material respects, in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union (“IAS 34”).

Other matters

The Interim condensed combined financial statements were prepared solely for the purpose of their inclusion in the Prospectus to be filed in connection with the proposed separation of the Iveco Group Business from CNH Industrial N.V. and the admission to listing and trading of the common shares of Iveco Group N.V. on the Euronext Milan, a regulated market operated by Borsa Italiana S.p.A..

Turin, October 29, 2021

EY S.p.A.

Roberto Grossi

(Auditor)

Sede Legale: Via Lombardia, 31 - 00187 Roma

Capitale Sociale Euro 2.525.000,00 i.v.

Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma

Codice fiscale e numero di iscrizione 00434000584 - numero R.E.A. 250904

P.IVA 00891231003

Iscritta al Registro Revisori Legali al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998

Iscritta all’Albo Speciale delle società di revisione

Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

IVECO GROUP N.V.

COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

IVECO GROUP N.V.

COMBINED

FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2019, and 2018

IVECO GROUP N.V.

COMBINED INCOME STATEMENT

For the Years Ended December 31, 2020, 2019, and 2018

	Note	2020	2019	2018

		(€ million)
Net revenues vs third parties		9,885	11,247	11,244
Net revenues vs CNH Industrial Group post-Demerger		526	701	761

Total Net revenues	(1)	10,411	11,948	12,005

Cost of sales	(2)	9,462	10,298	10,184
Selling, general and administrative costs	(3)	705	755	741
Research and development costs	(4)	436	464	413
Result from investments:	(5)	(43)	(14)	—
Share of the profit/(loss) of investees accounted for using the equity method		(43)	(14)	—
Restructuring costs	(6)	32	40	28
Other income/(expenses)	(7)	(109)	(45)	(94)
Financial income/(expenses)	(8)	(112)	(157)	(235)

PROFIT/(LOSS) BEFORE TAXES		(488)	175	310

Income tax (expense) benefit	(9)	116	(74)	(127)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS		(372)	101	183

PROFIT/(LOSS) FOR THE PERIOD		(372)	101	183

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of Iveco Group		(408)	84	166
Non-controlling interests		36	17	17

The accompanying notes are an integral part of the Combined Financial Statements

IVECO GROUP N.V.

COMBINED STATEMENT OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2020, 2019, and 2018

	Note	2020	2019	2018

		(€ million)
PROFIT/(LOSS) (A)		(372)	101	183

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(21)	(12)	(59)	12
Net change in fair value of equity investments measured at fair value through other comprehensive income	(21)	93	(5)	—
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(21)	—	10	(2)

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		81	(54)	10

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(21)	18	(12)	(17)
Exchange gains/(losses) on translating foreign operations	(21)	(110)	(97)	19
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(21)	(2)	1	(1)
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(21)	(5)	4	3

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(99)	(104)	4

TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(18)	(158)	14

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		(390)	(57)	197

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of Iveco Group		(424)	(72)	182
Non-controlling interests		34	15	15

The accompanying notes are an integral part of the Combined Financial Statements

IVECO GROUP N.V.

COMBINED STATEMENT OF FINANCIAL POSITION

At December 31, 2020, 2019, and 2018

	Note	At December 31, 2020	At December 31, 2019	At December 31, 2018

		(€ million)
ASSETS
Intangible assets	(12)	1,260	1,315	1,333
Property, plant and equipment	(13)	3,032	3,351	3,554
Investments and other non-current financial assets:	(14)	546	354	262
Investments accounted for using the equity method		209	243	259
Equity investments measured at fair value through other comprehensive income		319	96	—
Other investments and non-current financial assets		18	15	3
Leased assets	(15)	73	42	24
Defined benefit plan assets	(22)	1	—	—
Deferred tax assets	(9)	681	531	512

Total Non-current assets		5,593	5,593	5,685

Inventories	(16)	2,246	2,596	2,507
Trade receivables	(17)	444	371	438
Financial receivables from CNH Industrial Group post-Demerger	(17)	3,543	3,395	3,353
Receivables from financing activities	(17)	2,831	3,136	2,847
Current tax receivables	(17)	73	83	124
Other current receivables and financial assets	(17)	353	246	211
Prepaid expenses and other assets		51	50	74
Derivative assets	(18)	28	8	16
Cash and cash equivalents	(19)	463	417	496

Total Current assets		10,032	10,302	10,066

Assets held for sale	(20)	6	9	9

TOTAL ASSETS		15,631	15,904	15,760

INVESTED EQUITY AND LIABILITIES
Invested capital and reserves attributable to owners of Iveco Group		2,268	2,680	2,701
Non-controlling interests		68	38	24

Total Invested equity	(21)	2,336	2,718	2,725

Provisions:		1,814	1,728	1,679
Employee benefits	(22)	610	597	579
Other provisions	(23)	1,204	1,131	1,100
Debt:	(24)	5,313	5,147	4,791
Asset-backed financing	(24)	2,031	2,133	1,932
Debt payable to CNH Industrial Group post-Demerger	(24)	2,563	2,059	1,936
Other debt	(24)	719	955	923
Derivative liabilities	(18)	27	39	20
Trade payables	(25)	3,082	3,050	2,924
Tax liabilities	(9)	65	107	116
Deferred tax liabilities	(9)	11	10	3
Other current liabilities	(26)	2,983	3,105	3,502

Total Liabilities		13,295	13,186	13,035

TOTAL INVESTED EQUITY AND LIABILITIES		15,631	15,904	15,760

The accompanying notes are an integral part of the Combined Financial Statements

IVECO GROUP N.V.

COMBINED STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2020, 2019, and 2018

	Note	2020	2019	2018

		(€ million)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(19)	417	496	456

CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss)		(372)	101	183
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		580	541	465
(Gains)/losses on disposal of property plant and equipment and intangible assets (net of vehicles sold under buy-back commitments)		(3)	1	—
Other non-cash items	(33)	99	34	(8)
Dividends received		1	2	—
Change in provisions	(33)	107	4	(96)
Change in deferred income taxes		(158)	(11)	36
Change in items due to buy-back commitments(a)	(33)	147	(62)	(30)
Change in operating lease items(b)	(33)	(29)	(22)	14
Change in working capital	(33)	187	121	(209)

TOTAL		559	709	355

CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(401)	(492)	(437)
Other investments		(134)	(96)	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		3	21	1
Net change in receivables from financing activities	(33)	215	(271)	388
Change in other current financial assets		(88)	—	—
Other changes		315	97	(65)

TOTAL		(90)	(754)	(213)

CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:

Issuance of other medium-term borrowings (net of repayment)		(47)	(216)	53
Net change in debt and derivative assets/liabilities		(352)	188	(107)
Dividends paid		—	(1)	(1)
Purchase of ownership interests in subsidiaries		(8)	—	—

TOTAL		(407)	(29)	(55)

Translation exchange differences		(16)	(5)	(47)

TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		46	(79)	40

CASH AND CASH EQUIVALENTS AT END OF YEAR	(19)	463	417	496

(a)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(b)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

IVECO GROUP N.V.

COMBINED STATEMENT OF CHANGES IN INVESTED EQUITY

For the Years Ended December 31, 2020, 2019, and 2018

	Invested capital and retained earnings	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasurement reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total Invested Equity

	(€ million)
AT JANUARY 1, 2018	2,625	11	(72)	(142)	—	55	10	2,487
Dividends distributed	—	—	—	—	—	—	(1)	(1)
Total comprehensive income/(loss) for the period	166	(14)	21	10	—	(1)	15	197
Other changes	42	—	—	—	—	—	—	42

AT DECEMBER 31, 2018	2,833	(3)	(51)	(132)	—	54	24	2,725
Dividends distributed	—	—	—	—	—	—	(1)	(1)
Total comprehensive income/(loss) for the period	84	(8)	(97)	(48)	(4)	1	15	(57)
Other changes(1)	51	—	—	—	—	—	—	51

AT DECEMBER 31, 2019	2,968	(11)	(148)	(180)	(4)	55	38	2,718
Purchase of ownership interests in subsidiaries from non-controlling interests	(4)	—	—	—	—	—	(4)	(8)
Total comprehensive income/(loss) for the period	(408)	13	(108)	(10)	91	(2)	34	(390)
Other changes(1)	16	—	—	—	—	—	—	16

AT DECEMBER 31, 2020	2,572	2	(256)	(190)	87	53	68	2,336

(1)

Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary. This item also includes minor changes related to share-based compensation expense.

The accompanying notes are an integral part of the Combined Financial Statements

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

BACKGROUND

CNH Industrial N.V. (“CNH Industrial” and, collectively with its subsidiaries, the “CHN Industrial Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. and its majority owned subsidiary CNH Global N.V. CNH Industrial is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications. In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers. CNH Industrial has industrial and financial services companies located in 44 countries and a commercial presence in approximately 180 countries.

At its Capital Markets Day event held on September 3, 2019, CNH Industrial announced its intention to separate its “Iveco Group” (commercial vehicles and powertrain) business and “Off-Highway” (agriculture and construction) business. On May 6, 2020, CNH Industrial announced that, while the intention to separate the Iveco Group business remained unchanged, the original timeline for the implementation was extended due to market conditions resulting from the COVID-19 pandemic. Starting from the end of 2020, CNH Industrial reaffirmed its intention to proceed with the separation.

STRUCTURE OF THE DEMERGER

The separation will occur by way of a statutory demerger (juridische afsplitsing), governed by the laws of the Netherlands, of equity investments attributable to the Iveco Group Business operations, and the portion of CNH Industrial N.V.’s financial payables attributable to the Iveco Group Business operations, from CNH Industrial in favor of Iveco Group N.V. (“the Company”), a newly-established company incorporated in the Netherlands. The Demerger is expected to occur after a series of preliminary transactions will have been completed. Such preliminary transactions include the following:

i.

The incorporation of the Company, a company that until completion of the Demerger (as defined below) will be wholly owned by CNH Industrial. The Company was incorporated under the laws of the Netherlands on June 16, 2021, and has its corporate seat in Amsterdam, the Netherlands, and its principal office and business address in Turin, Italy. The Company will be the recipient of the interests and equity investments that will be transferred by universal title of succession (algemene title) pursuant to the Demerger.

ii.

The incorporation of a Financial Services sub-holding, (“Sub-holding”), a newly formed company that until completion of the Demerger will be wholly owned by CNH Industrial. Sub-holding was incorporated under the laws of Italy on June 11, 2021, and has its corporate seat in Turin, Italy. Sub-holding will be the recipient of the 49.9% of CNH Industrial’s interest in CNH Industrial Capital Europe S.a.S., a joint venture with the BNP Paribas Group providing financing solutions to customers of the CNH Industrial Group in several European countries. Such 49.9% interest will be transferred into Sub-holding by way of a contribution in kind, governed by the laws of Italy.

The Demerger will entail the transfer by universal title of succession, from CNH Industrial to the Company, of the following: (a) all interests owned in the industrial legal entities attributable to the Iveco Group operations; (b) all interests owned in the Financial Services legal entities included in the Iveco Group perimeter, such as (1) the 100% interest in CNH Industrial Financial Services S.A. (a financial institution wholly owned by CNH Industrial) and (2) the 49% interest in Transolver Finance Establecimiento Financiero de Credito S.A. (a joint venture with Santander providing financing solutions to customers in Spain); (c) the 50% interest in Sub-holding, (owning 49.9% CNH Industrial Capital Europe S.a.S.), and (d) the portion of CNH Industrial N.V. financial payables attributable to Iveco Group operations. The Demerger will become effective on the Effective Date.

All other assets, liabilities and interests not transferred to the Company upon Demerger will remain with CNH Industrial.

Universal title succession means that the legal title to the assets and liabilities concerned transfers to the receiving company by operation of law by virtue of the legal demerger: no separate transfer deeds or other actions are required for the transfer of title other than the notarial deed of demerger. Generally, third party consents do not need to be obtained. There is a one-month opposition period following the filing of the demerger proposal during which creditors, and parties to a legal relationship with CNH Industrial or the Company, who believe that their position is jeopardised by the Demerger, may object and may require security to be given to them if their position deteriorates as a result of the

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Demerger (see also below). The same applies to counterparties to contracts who believe that their contracts are not properly transferred. Contractual relationships may only be transferred in their entirety.

The Demerger will also entail the allotment of common and Special Voting Shares of the Company to all CNH Industrial’s shareholders proportionally to their holding of each type of common and Special Voting Shares in CNH Industrial in accordance with the Exchange Ratio. The allotment of shares pursuant to the Demerger does not require a separate deed or action: the allotment is accomplished by operation of law pursuant to the execution of the notarial deed of demerger.

Following the Demerger, the Company will operate as an independent, publicly listed company.

BASIS OF PREPARATION

These combined financial statements (the “Combined Financial Statements”) have been prepared in connection with the Demerger and have been derived from the consolidated financial statements and accounting records of CNH Industrial. These Combined Financial Statements have been prepared to represent the combined historical results of operations, financial position and cash flows of the Iveco Group business structure that will be controlled by the Company following the Demerger (together the “Group” or the “Iveco Group”). The Combined Financial Statements are presented as if the entities controlled directly or indirectly by CNH Industrial until the Demerger and that will be controlled by the Company afterwards, together with other assets and liabilities, had been combined for all periods presented.

As the Demerger is considered a “business combination involving entities or businesses under common control”, it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17 - Distributions of Non-cash Assets to Owners. Accordingly, assets and liabilities are accounted for at the carrying value in the accounting records of the transferring entity (i.e. CNH Industrial). The Combined Financial Statements are therefore prepared under the historical cost convention, modified as required for the measurement of financial instruments, as well as on a going concern basis. Despite operating in a continuously difficult economic and financial environment negatively impacted by the continuing spread of the COVID-19 pandemic, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to preserve cash and contain costs, and to preserve its industrial and financial flexibility. As of December 31, 2020, the Company had approximately €0.5 billion cash and cash equivalents, and €1.0 billion net financial receivables from CNH Industrial post-Demerger consisting in cash deposited in the central treasury of CNH Industrial post-Demerger.

EU-IFRS do not provide principles for the preparation of combined and/or carved-out financial statements, accordingly, in preparing these combined financial statements, accounting and allocation conventions commonly used in practice for the preparation of combined and/or carved-out financial statements were applied.

The following paragraphs describe the significant estimates and assumptions applied by management in the preparation of these Combined Financial Statements:

•

Where they do not correspond to a separate legal entity, assets and liabilities attributable to the Group’s operations have been identified and recognized in the combined financial statements by adjusting equity.

•

Income and expenses attributable to operations have been allocated on a basis consistent with the allocation of the assets and liabilities that generated them or the legal entities to which they relate. In particular, corporate general and administrative functions costs in the areas of corporate governance, including senior management, corporate responsibility and other corporate functions, such as tax, legal, investor relations, treasury, communication functions, were not charged or allocated to the Iveco Group business in the past. These Combined Financial Statements include a reasonable allocation of these corporate general and administrative functions costs, primarily based on headcount.

•

All the items resulting from transactions between entities remaining in the CNH Industrial Group post-Demerger and entities being transferred to Iveco Group are included in these Combined Financial Statements as items relating to third parties, except for net revenues from the sale of goods and services, and receivables and payables of a financial nature (meaning those resulting from transactions with the treasury entities and financial service entities of the CNH Industrial Group post-Demerger) which have been stated in specific line items of the income statement and statement of financial position, respectively, given their size.

•

Income tax expense or benefit, deferred income tax assets and liabilities and income tax receivables and liabilities attributable to Iveco Group were determined based on actual taxation. In certain cases, entities being transferred to

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

the Iveco Group business have historically been included in consolidated tax filing groups with other entities that will not be transferred to the Iveco Group business. In these instances, the current and deferred taxes presented in the Combined Financial Statements for 2020, 2019, and 2018 have generally been calculated considering the effects resulting from these entities participating in their respective group tax filings.

•

Dividends and other equity transactions between Iveco Group and CNH Industrial Group post-Demerger were recognized directly to retained earnings in the Invested capital and reserves attributable to owners of Iveco Group.

The Group believes that the assumptions above described underlying the Combined Financial Statements, including recharges of expenses from CNH Industrial Group, are reasonable. Nevertheless, the Combined Financial Statements may not include all of the actual expenses that would have been incurred by Iveco Group and may not reflect the combined results of operations, financial position and cash flows had Iveco Group been a stand-alone group during the periods presented. Actual costs that would have been incurred if Iveco Group had been a stand-alone group would depend on multiple factors, including organizational structure and strategic decisions made in various areas.

These Combined Financial Statements are prepared using the euro as presentation currency.

Authorization of the Combined Financial Statements and compliance with International Financial Reporting Standards

These Combined Financial Statements together with the notes thereto of Iveco Group at December 31, 2020, 2019, and 2018 were authorized for issuance by the Board of Directors of Iveco Group N.V. on October 29, 2021 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS. The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).

SIGNIFICANT ACCOUNTING POLICIES

COVID-19 effects, actions, and use of accounting estimates and management’s assumptions

COVID-19 pandemic affected Iveco Group’s results, statement of financial position and cash flows presented in these Combined Financial Statements.

The main impacts of the pandemic on significant accounting matters are disclosed below.

The preparation of the Combined Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities, as further described in the following paragraph “Use of estimates”.

Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Combined Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

These Combined Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. In particular, updates to incorporate the expected consequences of the COVID-19 pandemic were included in the analysis of the recoverability of tangible and intangible assets, resulting in the recognition of €6 million impairment charges in the second quarter of 2020. In addition, new actions were identified to realize the asset portfolio of vehicles sold under buy-back commitments, as a result of the significant deterioration of the used vehicle markets in which the Commercial and Specialty Vehicles segment operates and the consequent impact on truck residual values, resulting in the recognition of €247 million charges in the second quarter of 2020. Updated estimates and assumptions to incorporate the expected consequences of the COVID-19 pandemic were also included in the analysis of the recoverability and collectability of financial assets, especially of receivables from financing activities. Finally, with regard to hedge accounting, estimates were updated concerning whether forecast transactions can still be assumed to be highly likely to occur.

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Starting from the easing of COVID-19 restrictions in the third quarter of 2020, a general improvement was noted in market demand and in customer sentiment. The improvement continued in the fourth quarter, despite increasing COVID-19 restrictions in most geographies. However, uncertainty remains about the future impacts on Iveco Group’s end-markets and operations of renewed restrictions on social interactions and business operations until widespread vaccination is achieved.

Iveco Group is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. For a detailed description of this information see Note 17 “Current receivables and Other current financial assets” and Note 30 “Information on financial risks”.

Format of the financial statements

Iveco Group presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.

For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. The Combined Financial Statements include both industrial activities companies and financial services companies. The investment portfolios of the financial services companies are included in current assets, as the investments will be realized in their normal operating cycle. However, financial services companies obtain only a portion of their funding from the market; the remainder has historically been obtained from the parent company through its treasury operations (included in the Industrial Activities), which lend funds both to industrial activities companies and to financial services companies as the need arises. This financial services structure within the Iveco Group does not allow the separation of financial liabilities funding the financial services operations (whose assets are reported within current assets) and those funding the industrial activities operations. Presentation of financial liabilities as current or non-current based on their date of maturity would not facilitate a meaningful comparison with financial assets, which are categorized on the basis of their normal operating cycle. Disclosure of the due dates of financial liabilities is however provided in the notes.

The statement of cash flows is presented using the indirect method.

Basis of consolidation

Subsidiaries

Subsidiaries are entities over which the Group has control. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement with the other vote holders of the investee;

•	rights arising from other contractual arrangements;

•	the Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. The financial statements of subsidiaries are included in the Combined Financial Statements from the date that control commences until the date that control ceases. Non-controlling interests in the net assets of combined subsidiaries and non-controlling interests in the profit or loss of combined subsidiaries are presented separately from the interests of the owners of the parent in the combined statement of financial position and income statement respectively. Losses applicable to non-controlling interests which exceed the non-controlling interests in the subsidiary’s equity are debited to non-controlling interests.

Changes in the Group’s ownership interests in subsidiaries that do not result in the loss of control are accounted for as equity transactions. The carrying amounts of the equity attributable to owners of the parent and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the book value

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

of the non-controlling interests and the fair value of the relevant consideration is recognized directly in the equity attributable to the owners of the parent.

If the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the relevant consideration and the fair value of any retained interest and (ii) the carrying amount of the assets (including goodwill) and liabilities of the subsidiary and any non-controlling interests. Any profits or losses recognized in other comprehensive income in respect of the subsidiary are accounted for as if the subsidiary had been sold (i.e. are reclassified to profit or loss or transferred directly to retained earnings depending on the applicable IFRS).

Subsidiaries that are either dormant or generate a negligible volume of business, are not combined. Their impact on the Group’s assets, liabilities, financial position and profit/(loss) attributable to the owners of the parent is immaterial.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Investments in joint ventures are accounted for using the equity method from the date that joint control commences until the date that joint control ceases.

Associates

Associates are enterprises over which the Group has significant influence. As defined in IAS 28 – Investments in Associates and Joint Ventures, significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. Investments in associates are accounted for using the equity method from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses of an associate, if any, exceeds the carrying amount of the associate in the Group’s statement of financial position, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investments in other companies

Investments in other companies are measured at fair value. Equity investments for which there is no quoted market price in an active market and there is insufficient financial information in order to determine fair value are measured at cost as an estimate of fair value, as permitted by IFRS 9. The Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income upon the initial recognition of an equity investment that is not held to sell. This election is made on an investment-by-investment basis. Dividends received from these investments are included in Other income/(expenses) from investments.

Transactions eliminated on consolidation

All significant intragroup balances and transactions and any unrealized gains and losses arising from intragroup transactions are eliminated in preparing the Combined Financial Statements. Unrealized gains and losses arising from transactions with associates and joint ventures are eliminated to the extent of the Group’s interest in those entities.

Foreign currency transactions

Transactions in foreign currencies are recorded at the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the exchange rate prevailing at that date. Exchange differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or in previous financial statements, are recognized in profit or loss.

Consolidation of foreign entities

All assets and liabilities of subsidiaries with a functional currency other than the euro are translated using the exchange rates in effect at the balance sheet date. Income and expenses are translated at the average exchange rate for the period. Translation differences resulting from the application of this method are classified as equity until the disposal of the

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

investment. Average rates of exchange are used to translate the cash flows of foreign subsidiaries in preparing the combined statement of cash flows.

The goodwill, assets acquired and liabilities assumed arising from the acquisition of entities with a functional currency other than the euro are recognized in the functional currency and translated at the exchange rate at the acquisition date. These balances are subsequently retranslated at the exchange rate at the balance sheet date.

The Group applies IAS 29 - Financial reporting in hyperinflationary economies for its subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. According to this standard, non-monetary assets and liabilities not yet translated into euro at the reporting date are redetermined using a general price index. The financial statements of these subsidiaries are then translated at the closing spot rate.

The principal exchange rates used to translate into euros the financial statements prepared in currencies other than the euro were as follows:

	Average 2020	At December 31, 2020	Average 2019	At December 31, 2019	Average 2018	At December 31, 2018
U.S. dollar	1.142	1.227	1.119	1.123	1.181	1.145
Pound sterling	0.890	0.899	0.878	0.851	0.885	0.895
Swiss franc	1.071	1.080	1.112	1.085	1.155	1.127
Brazilian real	5.894	6.373	4.413	4.516	4.308	4.444
Polish Zloty	4.443	4.560	4.298	4.257	4.261	4.301
Czeck Koruna	26.455	26.242	25.670	25.408	25.647	25.724
Argentine peso(1)	103.043	103.043	67.258	67.258	43.074	43.074

(1)

From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.

Business combinations

Business combinations are accounted for by applying the acquisition method. Under this method:

•

the consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred and liabilities assumed by the Group and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred;

•

at the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at that date, except for deferred tax assets and liabilities, assets and liabilities relating to employee benefit arrangements, liabilities or equity instruments relating to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire, assets (or disposal groups) that are classified as held for sale, which are measured in accordance with the relevant standard;

•

goodwill is measured as the excess of the aggregate of the consideration transferred in the business combination, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a gain from a bargain purchase;

•

non-controlling interest is initially measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. The selection of the measurement method is made on a transaction-by-transaction basis;

•

any contingent consideration arrangement in the business combination is measured at its acquisition-date fair value and included as part of the consideration transferred in the business combination in order to determine goodwill. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

recognized retrospectively, with corresponding adjustments to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which may not exceed one year from the acquisition date) about facts and circumstances that existed as of the acquisition date. Any changes in fair value after the measurement period are recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at its acquisition-date fair value and the resulting gain or loss, if any, is recognized in profit or loss. Changes in the equity interest in the acquiree that have been recognized in Other comprehensive income in prior reporting periods are reclassified to profit or loss as if the interest had been disposed of.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group reports provisional amounts for the items for which the accounting is incomplete in the Combined Financial Statements. Those provisional amounts are adjusted during the above-mentioned measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date which, if known, would have affected the amounts recognized at that date.

Fair value measurement

Some of the Group’s assets and liabilities are measured at fair value at the balance sheet date. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In estimating the fair value of an asset or a liability, the Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. Additional information about fair value, fair value hierarchy, valuation techniques and inputs used in determining the fair value of assets and liabilities is provided in Note 18, Note 31 and, where required, in the individual notes relating to the assets and liabilities whose fair value were determined.

In addition, fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety:

•	Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) on the market;

•	Level 3 — inputs that are not based on observable market data.

Intangible assets

Goodwill

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Development costs

Development costs for vehicle production project (trucks, buses, and engines) are recognized as an asset if and only if both of the following conditions are met: a) development costs can be measured reliably, and b) the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Capitalized development costs include all direct and indirect costs that may be directly attributed to the development process. Capitalized development costs are amortized on a systematic basis from the start of production of the related product over the product’s estimated average life, as follows:

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

N° of years
Trucks and buses	4-10
Engines	2-10

All other development costs are expensed as incurred.

Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives principally consist of acquired trademarks which have no legal, regulatory, contractual, competitive, economic, or other factor that limits their useful life. Intangible assets with an indefinite useful life are not amortized but are tested for impairment annually or more frequently whenever there is an indication that the asset may be impaired.

Other intangible assets

Other purchased and internally-generated intangible assets are recognized as assets in accordance with IAS 38 – Intangible Assets, where it is probable that the use of the asset will generate future economic benefits and where the costs of the asset can be determined reliably.

Such assets are measured at purchase or manufacturing cost and amortized on a straight-line basis over their estimated useful lives, if these assets have finite useful lives.

Other intangible assets acquired as part of the acquisition of a business are capitalized separately from goodwill if their fair value can be measured reliably.

Property, plant and equipment

Cost

Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment.

Subsequent expenditures and the cost of replacing parts of an asset are capitalized only if they increase the future economic benefits embodied in that asset. All other expenditures are expensed as incurred. When such replacement costs are capitalized, the carrying amount of the parts that are replaced is recognized in profit or loss.

Property, plant and equipment also include vehicles sold with a buy-back commitment, which are recognized under the method described in the paragraph “Revenue recognition” if the buy-back commitment originates from Commercial and Specialty Vehicles.

Depreciation

Depreciation is recorded on a straight-line basis over the estimated useful lives of the respective assets as follows:

	Depreciation rates
Buildings	3	% - 10%
Plant, machinery and equipment	8	% - 25%
Other assets	12	% - 30%

Land is not depreciated.

Lease accounting policy

Lessee accounting

A lease is a contract that conveys the right to control the use of an identified asset (the leased asset) for a period of time in exchange for consideration. The lease term determined by the Group comprises the non-cancellable period of lease contract together with both periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. For real estate leases, this assessment is based on an analysis by management of all relevant facts and

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

circumstances including the leased asset’s purpose, the economic and practical potential for replacing and any plans that the Group has in place for the future use of the asset. The Group combines lease and non-lease components.

For leases with terms not exceeding twelve months (short-term leases) and for leases of low-value assets, Iveco Group recognizes the lease payments associated with those leases on a straight-line basis over the lease term as operating expense in the income statement.

For all other leases, at the commencement date (i.e., the date the underlying asset is available for use), Iveco Group recognizes a right-of-use asset, classified within Property, plant and equipment, and a lease liability, classified within Other Debt.

At the commencement date, the right-of-use asset includes the amount of lease liability recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. At the same date, the lease liability is measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the specific interest rate curve based on the relevant currency and term, as well as specific factors contributing to Iveco Group’s credit spread. The Group primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.

After the commencement date, the right-of-use asset is measured at cost less any accumulated depreciation and any accumulated impairment losses and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated on a straight-line basis. If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, Iveco Group depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. After the commencement date, the lease liability is increased to reflect the accretion of interest, recognized within Financial income/(expenses) in the income statement, reduced for the lease payments made, and remeasured to reflect any reassessment or lease modifications.

Before the adoption of IFRS 16, where Iveco Group entered as lessee in a lease contract classified as finance, assuming substantially all the risks and rewards of ownership, assets held under finance lease were recognized as assets of the Group at the lower of fair value or present value of the minimum lease payments and depreciated. The corresponding liability to the lessor was included in the financial statement as a debt. Where Iveco Group entered as lessee in a lease contract classified as operating, the lessor retained substantially all the risks and rewards of ownership of the asset. Operating lease expenditures were expensed on a straight-line basis over the lease terms.

Lessor accounting

Lease contracts where Iveco Group acts as a lessor, can be classified as either an operating lease or finance lease. Leases where a significant portion of the risks and rewards are retained by the lessor are classified as operating leases. Leases that transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee are classified as a finance leases.

Where Iveco Group is the lessor in a finance lease, the future minimum lease payments from lessees are classified as Receivables from financing activities. Lease payments are recognized as repayment of the principal, and financial income remunerating the initial investment and the services provided.

Where Iveco Group is the lessor in an operating lease, income from operating leases is recognized over the term of the lease on a straight-line basis. Leased assets include vehicles leased to retail customers by the Group’s leasing companies. They are stated at cost and depreciated at annual rates of between 20% and 33%.

When leased assets are no longer leased and become held for sale, the Group reclassifies their carrying amount to Inventories.

Impact of adoption of IFRS 16 – Leases (effective January 1, 2019)

On January 13, 2016, the IASB issued IFRS 16 - Leases, replacing IAS 17 - Leases. IFRS 16 eliminates the classification of leases for the lessee as either operating leases or finance leases as required by IAS 17, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessees are required to recognize a right-of-use asset representing its right to use the underlying leased asset, and a lease liability, representing its obligation to make lease payments, and

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

to recognize depreciation of leased assets separately from interest on lease liabilities in the income statement. Lessor accounting under IFRS 16 is largely unchanged from the previous accounting standard.

Iveco Group has adopted the new standard effective January 1, 2019, using the modified retrospective approach, without recasting prior periods. Iveco Group has applied practical expedients upon transition, including: not to reassess under the new guidance its prior conclusions about lease identification, lease classification and initial direct costs; and, those provided for short-term leases and leases of low-value assets. In such cases, the lease payments associated with leases are recognized as expense, in the income statement. In addition, Iveco Group has elected not to separate lease and non-lease components.

At January 1, 2019, Iveco Group recognized approximately €200 million of right-of-use assets and lease liabilities in its combined statement of financial position, without transition effect to invested equity, as detailed in the following table:

	At December 31, 2018 in accordance with IAS 17	Impact of IFRS 16 adoption	At January 1, 2019 in accordance with IFRS 16

	(€ million)

ASSETS
Property, plant and equipment	3,554	200	3,754
Prepaid expenses and other assets	74	(1)	73

INVESTED EQUITY AND LIABILITIES
Debt:
Other debt	923	199	1,122

The following reconciliation to the opening balance for the lease liabilities as of January 1, 2019 is based upon the operating lease obligations as of December 31, 2018:

At January 1, 2019
(€ million)

Operating lease obligations at December 31, 2018	235

Relief option for short-term leases	(4)
Relief option for leases of low-value assets	(6)
Other	(2)
Gross lease liabilities at January 1, 2019	223

Discounting	(24)
Additional lease liabilities as a result of the initial application of IFRS 16 as of January 1, 2019	199

Finance lease liabilities at December 31, 2018	2

Lease liabilities at January 1, 2019	201

The item Other primarily includes other minor lease agreements excluded from the application of the new IFRS 16 rules as a policy election.

The lease liabilities were discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate was 2.7%.

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets (as defined under IAS 23 – Borrowing Costs), which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized and amortized over the useful life of the class of assets to which they refer.

All other borrowing costs are expensed when incurred.

Impairment of assets

The Group reviews, at least annually, the recoverability of the carrying amount of intangible assets (including capitalized development costs) and property, plant and equipment, in order to determine whether there is any indication that those assets have suffered an impairment loss. Goodwill and Intangible assets with indefinite useful lives are tested for impairment annually or more frequently, if there is an indication that an asset may be impaired.

If indicators of impairment are present, the carrying amount of the assets is reduced to its recoverable amount that is the higher of its fair value less disposal costs and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. In assessing its value in use, the pre-tax estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognized when the recoverable amount is lower than the carrying amount.

Where a previous impairment loss for assets other than goodwill no longer exists or has decreased, the carrying amount of the asset or cash-generating unit is increased up to the revised estimate of its recoverable amount, but not in excess of the carrying amount that would have been recorded had no impairment loss been recognized. A reversal of an impairment loss is recognized in profit or loss immediately.

Financial instruments

Presentation

Financial instruments held by the Group are presented and measured in the financial statements as described in the following paragraphs.

Investments and other non-current financial assets comprise investments in unconsolidated companies and other non-current financial assets (securities, and other non-current financial receivables).

Current financial assets include trade receivables, receivables from financing activities (retail financing, dealer financing, lease financing and other current loans to third parties), current securities and other current financial assets (which include derivative financial instruments stated at fair value as assets), as well as cash and cash equivalents.

Current securities include short-term or marketable securities which represent temporary investments of available funds and do not satisfy the requirements for being classified as cash equivalents.

Financial liabilities refer to debt, which includes asset-backed financing, and derivative liabilities (which include derivative financial instruments stated at fair value as liabilities), trade payables and other liabilities.

Measurement

Investments in unconsolidated companies classified as non-current financial assets are accounted for as described in the paragraph “Basis of consolidation”.

In accordance with IFRS 9 - Financial Instruments, financial assets are classified as measured at either amortized cost (“AC”), fair value through other comprehensive income (“FVTOCI”) or fair value through profit or loss (“FVTPL”), depending on the business model for managing such financial assets and the asset’s contractual cash flow characteristics. Financial liabilities are classified as measured at amortized cost using the effective interest method.

Financial assets and current securities acquired through a regular way purchase are recognized on the basis of the settlement date and, on initial recognition, are measured at fair value, including transaction costs. Subsequent measurement depends on the business model for managing the asset and the cash flow characteristics of the asset.

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost using the effective interest method. Receivables with maturities of over one year which bear no interest or an interest rate significantly lower than market rates are discounted using market rates.

Assets that are held for collection of contractual cash flows and for selling the financial assets, where the asset’s cash flows represent solely payments of principal and interests, are measured at fair value through other comprehensive income. Gains and losses on assets measured at fair value through other comprehensive income are recognized directly in other comprehensive income until the financial asset is disposed of or is determined to be impaired; when the asset is disposed of, the cumulative gains or losses, including those previously recognized in other comprehensive income, are reclassified to profit or loss; when the asset is impaired, impairment losses are recognized to profit or loss. Interest income from these financial assets is included in financial income.

As a result of the Group’s business model, trade receivables and receivables from financing activities are subsequently measured at amortized cost.

Assessments are made regularly as to whether there is any objective evidence that a financial asset or group of assets may be impaired. If any such evidence exists, an impairment loss is included in profit or loss for the period. The recognition of an impairment is based on expected credit losses.

Cash and cash equivalents include cash at banks, units in liquidity funds, other money market securities and other cash equivalents. Cash and cash equivalents are subject to an insignificant risk of changes in value. Money market securities consist of investments in high-quality, short-term, diversified financial instruments that can generally be liquidated on demand and are measured at FVTPL. Cash at banks and Other cash equivalents are measured at amortized cost.

Derivatives financial assets and liabilities are measured either at fair value through other comprehensive income (when in an hedging relationship) or at fair value through profit or loss.

Financial assets and liabilities hedged by derivative instruments are measured in accordance with hedge accounting principles applicable to fair value hedges: gains and losses arising from remeasurement at fair value, due to changes in the respective hedged risk, are recognized in profit or loss and are offset by the effective portion of the loss or gain arising from remeasurement at fair value of the hedging instrument.

Derivative financial instruments

Derivative financial instruments are used for hedging purposes, in order to reduce currency, interest rate and market price risks. In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging ratio in the hedging relationship reflects the actual quantity of the hedging instruments and the hedged item. Further details on qualifying criteria are included in Note 18 “Derivative assets and derivative liabilities” and Note 30 “Information on financial risks”.

When derivative financial instruments qualify for hedge accounting, the following accounting treatment applies:

•

Fair value hedges – where a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability that is attributable to a particular risk and could affect profit or loss, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. The gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognized in profit or loss.

•

Cash flow hedges – where a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of a recognized asset or liability or a highly probable forecasted transaction and could affect profit or loss, the effective portion of any gain or loss on the derivative financial instrument is recognized directly in other comprehensive income in the cash flow hedge reserve. The cumulative gain or loss is removed from other comprehensive income and recognized in profit or loss at the same time as the economic effect arising from the hedged item affects income. The gain or loss associated with a hedge or part of a hedge that has become ineffective is recognized in profit or loss immediately. When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss realized to the point of termination remains

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

in other comprehensive income and is recognized in profit or loss at the same time as the underlying transaction occurs. If the hedged transaction is no longer probable, the cumulative unrealized gain or loss held in other comprehensive income is recognized in profit or loss immediately.

If hedge accounting cannot be applied, the gains or losses from the fair value measurement of derivative financial instruments are recognized immediately in profit or loss.

Transfers of financial assets

The Group derecognizes financial assets when the contractual rights to the cash flows arising from the assets are no longer held or if it transfers the financial activities, as follows:

•

if the Group transfers substantially all the risks and rewards of ownership of the financial asset, it derecognizes the financial asset and recognizes separately as assets or liabilities any possible rights and obligations created or retained in the transfer;

•	if the Group retains substantially all the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset;

•

if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset, it determines whether it has retained control of the financial asset. In this case:

•

if the Group has not maintained control, it derecognizes the financial asset and recognizes separately as assets and liabilities any possible rights and obligations created or retained in the transfer;

•	if the Group has retained control, it continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received or receivable for the transfer of the asset is recognized in profit or loss.

Inventories

Inventories of raw materials, semi-finished products and finished goods (including assets leased out under operating lease) are stated at the lower of cost or market. Cost is determined by the first-in-first-out (FIFO) method. Cost includes the direct costs of materials, labor and indirect costs (variable and fixed). Provision is made for obsolete and slow-moving raw materials, finished goods, spare parts and other supplies based on their expected future use and realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs for sale and distribution.

Assets and liabilities held for sale

Non-current assets are classified as held for sale if their carrying amounts will be principally recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable, with the sale expected to be completed within one year from the date of classification, and the non-current asset (or the disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group). When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amounts and fair value less costs to sell.

Employee benefits

Pension plans

The present value of a defined benefit obligation and the related current service cost (and past service cost, where applicable) for defined benefit pension plans are determined on an actuarial basis using the projected unit credit method.

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

The net defined benefit liability that the Group recognizes in the statement of financial position represents the present value of the defined benefit obligation reduced by the fair value of any plan assets (deficit). In case of a surplus, a net defined benefit asset is recognized at the lower of the surplus and the asset ceiling.

Remeasurements of the net defined benefit liability/asset (that comprise: a) actuarial gains and losses, b) return on plan assets, excluding amounts included in net interest on the net defined benefit liability/asset, and c) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability/asset) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years.

Past service cost resulting from a plan amendment (the introduction or withdrawal of, or changes to, a defined benefit plan) or a curtailment (a significant reduction in the number of employees covered by a plan) and gain or loss on settlements (a transaction that eliminates all further legal or constructive obligations for part or all of the benefits) are recognized in profit or loss in the period in which they occur (or, in case of past service costs, when the entity recognizes related restructuring costs or termination benefits, if earlier).

Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized as Financial income/(expenses) in profit or loss. Current service cost and all other costs and income arising from the measurement of pension plan provisions are allocated to costs by function in profit or loss.

Post-employment plans other than pensions

The Group provides other post-employment defined benefits. The method of accounting and the frequency of valuations are similar to those used for defined benefit pension plans.

Defined contribution plans

Costs arising from defined contribution plans are recognized as an expense in profit or loss as incurred.

Share-based compensation plans

Iveco Group’s key executive officers and select employees have historically participated in CNH Industrial’s equity compensation plans (stock option plans and stock grants). In accordance with IFRS 2 – Share-based Payment, these plans represent a component of recipient remuneration. The compensation expense, corresponding to the fair value of the instruments at the grant date, is recognized in profit or loss on a straight-line basis over the requisite service period for each separately vesting portion of an award, with the offsetting credit recognized directly in equity, and has been allocated to the Iveco Group based on the awards and terms previously granted to its employees as well as an allocation of CNH Industrial’s management expenses attributable to the Iveco Group, as part of the allocation of the corporate general and administrative functions costs as described above. Any subsequent changes to fair value do not have any effect on the initial measurement. The historical cost of share-based payments may not be indicative of the future expenses that will be incurred through incentive schemes that will be established for the Iveco Group’s key personnel following the Demerger.

Provisions

The Group records provisions when it has an obligation, legal or constructive, to a third party, as a result from a past event, when it is probable that an outflow of Group resources will be required to satisfy the obligation and when a reliable estimate of the amount can be made.

Changes in estimates are reflected in profit or loss in the period in which the change occurs.

Revenue recognition

Revenue is recognized when control of the vehicles, services or parts has been transferred and the Group’s performance obligations to the customers have been satisfied. Revenue is measured as the amount of consideration the Group expects to receive in exchange for transferring goods or providing services.

The timing of when the Group transfers the goods or services to the customer may differ from the timing of the customer’s payment.

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Revenues are stated net of discounts, allowances, settlement discounts and rebates, as well as costs for sales incentive programs, which are determined on the basis of historical costs, country by country, and charged against profit for the period in which the corresponding sales are recognized.

The Group also enters into contracts with multiple performance obligations. For these contracts, the Group allocates revenue from the transaction price to the distinct goods and services in the contract on a relative standalone selling price basis. To the extent the Group sells the goods or services separately in the same market, the standalone selling price is the observable price at which the Group sells the goods or services separately. For all other goods or services, the Group estimates the standalone selling price considering all information, reasonably available (including market conditions, entity-specific factors and information about the customer or class of customer).

Sales of goods

The Group has determined that the customers from the sale of vehicles and parts are generally dealers, distributors and retail customers.

Transfer of control, and thus related revenue recognition, generally corresponds to when the vehicles and parts are made available to the customer. Therefore, the Group recognizes revenue at a point in time, when control is transferred to the customer at a sale price that the Group expects to receive.

For all sales, no significant uncertainty exists surrounding the purchaser’s obligation to pay for vehicles and parts. The Group records appropriate allowance for credit losses and anticipated returns as required. Fixed payment schedules exist for all sales, but payment terms vary by geographic market and product line.

The cost of incentives, if any, are estimated at the inception of a contract at the amount that is expected to be paid and is recognized as a reduction to revenue at the time of the sale. If a vehicle contract transaction has multiple performance obligations, the cost of incentives is allocated entirely to vehicle as the intent of the incentives is to encourage sales of vehicles. If the estimate of the incentive changes following the sale to the customer, the change in estimate is recognized as an adjustment to revenue in the period of the change. Iveco Group grants sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, Iveco Group records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. Subsequent adjustments to sales incentive programs related to products/vehicles previously sold are recognized as an adjustment to revenues in the period the adjustment is determinable. The determination of sales allowances requires management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things. With reference to the sales to dealers accompanied by “floor plan” agreements under which the Group offers wholesale financing including “interest-free” financing for a specified period of time (which also vary by geographic market and product line), two separate performance obligations exist. The first performance obligation consists of the sale of the vehicle from Industrial Activities to the dealer. Concurrent with the sale of the vehicle, Industrial Activities offers to the dealer wholesale financing through loans extended by Financial Services. Industrial Activities compensates Financial Services for the cost of the interest-free period. This cost has been determined to represent a cash sale incentive on the initial sale of the good, and therefore it should be recognized upfront as a reduction of net sales of Industrial Activities. The second performance obligation consists of a credit facility extended by Financial Services to the dealer. The remuneration for this performance obligation is represented by the compensation received from Industrial Activities for the period of the interest-free financing and by the interest charged to dealer for the remaining period. This remuneration is recognized by Financial Services over the period of the outstanding exposure.

For parts sales, when the Group provides its customers with a right to return a transferred product, revenue and corresponding cost of sales are recognized for parts that are not expected to be returned. The expected returns are estimated based on an analysis of historical experience. The portion of revenue (and corresponding cost of sales) related to the parts that are expected to be returned is recognized at the end of the return period. The amount received or receivable that is expected to be returned is recognized as a refund liability, representing the obligation to return the customer’s consideration. Furthermore, at the time of the initial sale, Iveco Group recognizes a return asset for the right to recover the goods returned by the customer. This asset is initially measured at the former carrying amount of the inventory. At each reporting date, both the refund liability and the return asset are remeasured to record for any revisions to the expected level of returns, as well as any decreases in the value of the returned products.

Rendering of services

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Revenues from services provided are primarily comprised of extended warranties and maintenance and repair services and are recognized over the contract period when the costs are incurred, that is when the claims are charged by the dealer. Amounts invoiced to customers for which Iveco Group receives consideration before the performance is satisfied are recognized as contract liability. These services are either separately-priced or included in the selling price of the vehicle. In the second case, revenue for the services is allocated based on the estimated stand-alone selling price. In the event that the costs expected to be incurred to satisfy the remaining performance obligations exceed the transaction price, an estimated contract loss is recognized.

Shipping and other transportation activities performed as an agent are recognized on a net basis, which is netting the related freight cost against the freight revenue.

Rents and other income on assets sold with a buy-back commitment

Commercial and Specialty Vehicles enters into transactions for the sale of vehicles to some customers with an obligation to repurchase (“buy-back commitment”) the vehicles at the end of a period (“buy-back period”) at the customer’s request. For these types of arrangements, at inception, Iveco Group assesses whether a significant economic incentive exists for the customer to exercise the option.

If Iveco Group determines that a significant economic incentive exists for the customer to exercise the buy-back option, the transaction is accounted for as an operating lease. In such case, vehicles are accounted for as Property, plant and equipment because the agreements typically have a long-term buy-back period. The difference between the carrying value (corresponding to the manufacturing cost) and the estimated resale value (net of refurbishing costs) at the end of the buy-back period is depreciated on a straight-line basis over the same period. The initial sale price received is recognized in “Other current liabilities” and is comprised of the repurchase value of the vehicle, and the rents to be recognized in the future recorded as contract liability. These rents are determined at the inception of the contract as the difference between the initial sale price and the repurchase price and are recognized as revenue on a straight-line basis over the term of the agreement. At the end of the agreement term, upon exercise of the option, the used vehicles are reclassified from Property, plant and equipment to Inventories. The proceeds from the sale of such vehicles are recognized as Revenues.

If Iveco Group determines that a significant economic incentive does not exist for the customer to exercise the buy-back option, the transaction is treated as a sale with a variable consideration whose variable component is the buy-back provision accrual. The buy-back provision accrual is the difference between the repurchase price and the estimated market value of the used vehicle at the end of the buy-back period and is recorded only when the repurchase price is greater than the estimated market value of the used vehicle. The buy-back provision accrual is estimated and recognized as a reduction of revenues at the time of the sale. Any subsequent change following such periodic reassessment is recognized as a reduction of revenues at that time.

Finance and interest income

Finance and interest income on retail and other notes receivables and finance leases is recorded using the effective yield method. Deferred costs on the origination of financing receivables are recognized as a reduction in finance revenue over the expected lives of the receivables using the effective yield method. When a financial asset becomes credit-impaired and is, therefore, regarded as “Stage 3”, Iveco Group calculates interest income by applying the effective interest rate to the net amortized cost of the financial asset. If the financial asset cures and is no longer credit-impaired, Iveco Group reverts to calculating interest income on a gross basis. Receivables are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Delinquency is reported on receivables greater than 30 days past due. Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is determined to be probable that all amounts due will not be collected.

Rents and other income on operating leases

Income from operating leases is recognized over the term of the lease on a straight-line basis.

Cost of sales

Cost of sales comprises the cost of manufacturing products and the acquisition cost of purchased merchandise which has been sold. It includes all directly attributable material and production costs and all production overheads. These include

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

the depreciation of property, plant and equipment and the amortization of intangible assets relating to production and write-downs of inventories. Cost of sales also includes freight and insurance costs relating to deliveries to dealers and agency fees in the case of direct sales.

Cost of sales also includes provisions made to cover the estimated cost of product warranties at the time of sale to dealer networks or to the end customer.

Expenses which are directly attributable to the Financial Services business, including the interest expense related to the financing of Financial Services business as a whole and charges for risk provisions and write-downs, are reported in cost of sales.

Research and development costs

This item includes research costs, development costs not eligible for capitalization and the amortization of development costs recognized as assets in accordance with IAS 38.

Government grants

Government grants are recognized in the financial statements when there is reasonable assurance that the company concerned will comply with the conditions for receiving such grants and that the grants themselves will be received. Government grants are recognized as income over the periods necessary to match them with the related costs which they are intended to offset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The benefit of the below-market rate of interest is measured as the difference between the initial carrying amount of the loan (fair value plus transaction costs) and the proceeds received, and is accounted for in accordance with the policies already used for the recognition of government grants.

Income taxes

Income taxes include all taxes based upon the taxable profits of the Group. Taxes on income are recognized in profit or loss except to the extent they relate to items recognized directly in equity or in other comprehensive income, in which case the related tax effects are recognized directly in equity or in other comprehensive income. Provisions for income taxes arising on the future distribution of a subsidiary’s undistributed profits are only made when there is a current intention to distribute such profits. Deferred taxes are provided using the full liability method. They are calculated on all temporary differences between the tax bases of assets or liabilities and the corresponding carrying amounts in the Combined Financial Statements, except for those arising from non-tax-deductible goodwill and investments in subsidiaries where it is possible to control the reversal of the basis differences and reversal will not take place in the foreseeable future.

Deferred tax assets relating to the carry-forward of unused tax losses and tax credits, as well as those arising from temporary differences, are recognized to the extent it is probable future profits will be available against which they can be utilized. Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and where there is a legally enforceable right of offset. Deferred tax assets and liabilities are measured at the enacted or substantively enacted tax rates of the relevant tax jurisdictions that are expected to apply to taxable income during the period or periods in which the temporary differences reverse. The Group recognizes tax liabilities for uncertain tax treatments when tax risks arising from positions taken by the Group are considered probable, assuming the tax authorities have full knowledge of all relevant information when making their examinations. In doing so, the Group evaluates whether to consider each uncertain tax treatment separately or jointly consider multiple uncertain tax treatments, using the approach that better predicts the resolution of the uncertainty. The liabilities recognized correspond to the amounts expected to be paid. Other taxes not based on taxable profits, such as property taxes and taxes on capital, are included in operating expenses.

Use of estimates

These Combined Financial Statements have been prepared in accordance with EU-IFRS which requires Iveco Group to make judgments, estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of income and expenses. The estimates and related assumptions

IVECO GROUP N.V.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

are based on available information at the date of preparation of the financial statements, on historical experience and other relevant factors. Actual results may differ from the estimates.

Particularly in light of the current economic uncertainty, developments may occur which may differ from Iveco Group’s estimates and assumptions, and therefore might require significant adjustments to the carrying amounts of certain items, which as of the date of these Combined Financial Statements cannot be accurately estimated or predicted.

The principal items affected by estimates are the allowances for doubtful accounts receivable and inventories, non-current assets (tangible and intangible assets), the residual values of vehicles leased out under operating lease arrangements or sold with buy-back commitments, sales allowances, product warranties, pension and other post-employment benefits, deferred tax assets and liabilities and contingent liabilities.

Estimates and assumptions are reviewed periodically and the effects of any changes are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the critical judgments and the key assumptions concerning the future that Iveco Group has made in the process of applying its accounting policies and that may have the most significant effect on the amounts recognized in its Combined Financial Statements or that represent a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Allowance for doubtful accounts

The allowance for doubtful accounts for trade receivables and contract assets reflects Iveco Group’s estimate of expected lifetime credit losses, and it is measured at an amount equal to the present value of the cash shortfalls over the expected life of the financial asset.

The allowance for doubtful accounts for receivables from financing activities reflects management’s estimate of forward-looking expected credit losses (“ECL”) in the wholesale and retail credit portfolio. This requires considerable judgement about how changes in economic factors affect ECLs, which is determined on a probability-weighted basis. The ECL model applies to financial assets accounted for at amortized cost and at fair value through other comprehensive income, lease receivables, and certain loan commitments and financial guarantee contracts. The loss allowances will be measured on either of the following bases:

•	12 months ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

Refer to Note 17 “Current receivables and Other current financial assets” for additional details on the calculation of allowance for credit losses.

Impact of adoption of IFRS 9 – Financial Instruments (effective January 1, 2018)

On July 24, 2014, the IASB issued IFRS 9 – Financial Instruments. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement, and includes requirements for classification and measurement of financial instruments, impairment of financial assets, and hedge accounting. IFRS 9 amends IFRS 7 – Financial Instruments: Disclosures. As permitted by the transitional provisions of the standard, Iveco Group has adopted IFRS 9 effective January 1, 2018 retrospectively, except for hedge accounting which was applied prospectively, without recasting prior periods.

In accordance with IFRS 9, the simplified approach, which requires expected lifetime losses, was applied to trade receivables. For receivables from financing activities Iveco Group applied the general approach recording the credit losses either on a 12-month or lifetime basis.

In accordance with the transitional provisions of IFRS 9, the allowance for doubtful accounts for trade receivables and receivables from financing activities at January 1, 2018, were reassessed in accordance with the new impairment model. The total impact from the adoption of the new impairment model amounted to €5 million, net of tax effect, and was recognized in Earnings reserves at January 1, 2018.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Allowance for obsolete and slow-moving inventory

The allowance for obsolete and slow-moving inventory reflects management’s estimate of the expected loss in value and has been determined on the basis of past experience and historical and expected future trends in the used vehicle market. A worsening of the economic and financial situation could cause a further deterioration in conditions in the used vehicle market compared to that taken into consideration in calculating the allowances recognized in the financial statements.

Recoverability of non-current assets

Non-current assets include property, plant and equipment, intangible assets (including goodwill), investments and other non-current financial assets. The Group reviews the carrying value of non-current assets held and used and that of assets to be disposed of when events and circumstances warrant such a review. For goodwill and intangible assets with indefinite useful lives such analysis is carried out at least annually.

The analysis of the recoverable amount of non-current assets other than goodwill is usually performed using estimates of future expected cash flows from the use or disposal of the asset and an appropriate discount rate in order to calculate present value. If the carrying amount is deemed to be impaired, the Group recognizes an impairment loss for the amount by which the carrying amount of the asset exceeds its estimated recoverable amount from use or disposal determined by reference to the cash flows included in its most recent business forecasts.

In view of the present economic and financial situation, the Group made the following considerations in respect of its future prospects:

•

when carrying out impairment testing of tangible and intangible assets, the Group took into account its expected performance in the upcoming years. Iveco Group extended such projections for subsequent years to appropriately cover the period of analysis.

•

should the assumptions underlying the forecast deteriorate further, the following is noted: the Group’s tangible and intangible assets with a finite useful life (mostly development costs) relate to models or products with high technological content in line with the latest environmental laws and regulations, which consequently makes them competitive in the current economic environment, especially in the more mature economies in which particular attention is placed on the eco-sustainability of those types of products. Consequently, despite the fact that the capital goods sector is one of the markets which could be most affected by a potential crisis in the immediate term, management considers that is highly probable that the life cycle of these products can be lengthened to extend over the period of time involved in a slower economic recovery, allowing the Group to achieve sufficient cash flows to cover the investments, although over a longer period of time.

Residual values of assets leased out under operating lease arrangements or sold with a buy-back commitment

Iveco Group records assets rented to customers or leased to them under operating lease as tangible assets. Furthermore, new vehicle sales with a buy-back commitment are not recognized as sales at the time of delivery but are accounted for as operating lease if it is probable that the vehicle will be bought back. Income from such operating lease is recognized on a straight-line basis over the term of the lease. Depreciation expense for assets subject to operating lease is recognized on a straight-line basis over the lease term in amounts necessary to reduce the cost of an asset to its estimated residual value at the end of the lease term. The estimated residual value of leased assets is calculated at the lease commencement date on the basis of published industry information and historical experience and are reviewed quarterly. Realization of the residual values is dependent on Iveco Group’s future ability to market the assets under the then-prevailing market conditions. The Group continually evaluates whether events and circumstances have occurred which impact the estimated residual values of the assets on operating lease. The used vehicle market was carefully monitored to ensure that write-downs were properly determined. However, it cannot be excluded that additional write-downs may be required if market conditions should deteriorate further.

Sales allowances

Iveco Group grants sales incentives to support sales of its products to retail customers. At the later of the time of sale or the time an incentive is announced to dealers, Iveco Group records the estimated impact of sales allowances in the form of dealer and customer incentives as a reduction of revenue. The expense for new programs is accrued at the inception of the program. The amounts of incentives to be paid are estimated. The determination of sales allowances requires

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

management to make estimates based upon historical data, estimated future market demand for products, field inventory levels, announced incentive programs, competitive pricing and interest rates, among other things.

Product warranties

Iveco Group makes provisions for estimated expenses related to product warranties at the time products are sold. Management establishes these estimates based on historical information on the nature, frequency and average cost of warranty claims. The Group seeks to improve vehicle quality and minimize warranty expenses arising from claims. Warranty costs may differ from those estimated if actual claim rates are higher or lower than historical rates.

Pension and other post-employment benefits

Group companies sponsor pension and other post-employment benefits in various countries, mainly in the United Kingdom, Germany, Italy, and Switzerland.

Employee benefit liabilities, related assets, costs and net interest connected with them are measured on an actuarial basis which requires the use of estimates and assumptions to determine the net defined benefit liability/asset for the Group. The actuarial method takes into consideration parameters of a financial nature such as the discount rate, the rate for expected return on plan assets, the rate of salary increases and the healthcare costs trend rate and takes into consideration the likelihood of potential future events by using demographic parameters such as mortality rates and dismissal or retirement rates. The discount rates selected are based on yields or yield curves of high-quality corporate bonds in the relevant market. Trends in healthcare costs are developed on the basis of historical experience, the near-term outlook for costs and likely long-term trends. Rates of salary increases reflect the Group’s long-term actual expectations in the reference market and inflation trends. Changes in any of these assumptions may have an effect on future contributions to the plans.

The effects resulting from revising the estimates for the above parameters (“re-measurements”) are recognized directly in other comprehensive income without reclassification to profit or loss in subsequent years: refer to “Employee benefits” section above for further details.

Significant future changes in the yields of corporate bonds, other actuarial assumptions referred to above and returns on plan assets may significantly impact the net liability/asset.

Recognition of deferred tax assets

At December 31, 2020, Iveco Group had net deferred tax assets, including tax loss carry forwards, of €910 million, of which €240 million are not recognized in the financial statements. The corresponding totals at December 31, 2019 were €777 million and €256 million, and at December 31, 2018 were €739 million and €230 million. Management has recognized deferred tax assets it believes are probable to be recovered considering amounts from budgets and plans consistent with those used for other purposes within Iveco Group, for example impairment testing, as discussed in the paragraph “Recoverability of non-current assets (including goodwill)” above. Iveco Group believes the amount of recognized deferred tax assets is appropriate, despite the risk of actual future results potentially being less than results included in these forecasts, considering many of the recognized net deferred tax assets relate to temporary differences and tax losses which, to a significant extent, may be recovered over an extended time period, but do not expire based on currently enacted tax law.

As in all financial reporting periods, Iveco Group assessed the realizability of its various deferred tax assets, which related to multiple tax jurisdictions in all regions of the world. During 2020 Iveco Group recorded net, non-cash deferred tax benefits of €28 million related to the net recognition of deferred tax assets, primarily based on the recent profit history and expected future profitability of a particular tax reporting group in Europe. In substantially all the jurisdictions in which Iveco Group operates, no changes in assessment occurred with respect to the recognition of deferred tax assets despite incurring significant pre-tax losses. This is primarily attributable to the fact the losses were largely driven by non-recurring events (the COVID-19 pandemic and asset impairments) that are only expected to impact taxable income in the near-term, while substantially all of Iveco Group’s deferred tax assets have no expiry date. Further, Iveco Group has a history of producing pre-tax losses in the bottom-end of economic cycles followed by generating pre-tax profits during ensuing periods of economic expansion such that there is little history of its tax attributes expiring unutilized. Given the economic impact of the COVID-19 pandemic, however, it is possible assessment changes could occur within the next twelve months, with those changes potentially having a material impact on Iveco Group’s results of operations.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Contingent liabilities

Iveco Group is the subject of legal proceedings and tax issues covering a range of matters, which are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is difficult to predict the final outcome of such matters. The cases and claims against Iveco Group often raise difficult and complex factual and legal issues, which are subject to many uncertainties, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business management consults with legal counsel and other experts on matters related to litigation and taxes. The Group accrues a liability when it is determined that an adverse outcome is probable, and the amount of the loss can be reasonably estimated. In the event an adverse outcome is possible, or an estimate is not determinable, the matter is disclosed.

New standards and amendments effective in 2020

•

On September 26, 2019, the IASB issued Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by the Interbank Offered Rates (IBOR) reform, allowing the hedge accounting to be continued as if the reference rates on which the hedged item and hedging instrument are based were not changed by the reform. Furthermore, the amendments require to provide additional information to investors about hedging relationships directly affected by the uncertainties caused by the reform. The amendments are effective from January 1, 2020. The adoption of these amendments did not have any material impact on these Combined Financial Statements.

•

On October 31, 2018, the IASB clarified the definition of “material” and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020, with earlier application permitted. The adoption of these amendments did not have any material impact on these Combined Financial Statements.

•

On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occurred on or after January 1, 2020 with earlier application permitted. The adoption of these amendments did not have any material impact on these Combined Financial Statements.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group as of December 31, 2020

The main accounting standards, amendments, and interpretations not yet applicable and not early adopted by the Group are the following:

•

On May 28, 2020 the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) adding a practical expedient that relieves the lessee from assessing whether a COVID-19-related rent concession is a lease modification. The lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The amendment is voluntary and does not affect lessors. The amendment is effective retrospectively for annual reporting periods beginning on or after June 1, 2020 and it is also available for interim reports. The Group does not apply this practical expedient for lessees.

•

On August 27, 2020 the IASB issued Interest Rate Benchmark Reform—Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which addresses the accounting for changes in the basis for determining contractual cash flows as a consequence of IBOR reform. Furthermore, the amendments include additional temporary exceptions from applying specific hedge accounting requirements and additional disclosures. The amendments are effective retrospectively for annual reporting periods beginning on or after January 1, 2021. The Group does not expect a material impact to its Combined Financial Statements or disclosures upon adoption of the amendments.

The Group is currently evaluating the impact of the adoption of these amendments and improvements on its Combined Financial Statements or disclosures:

•

On May 14, 2020 the IASB issued Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use and clarifying the meaning of “testing whether an asset is functioning properly”. These amendments are effective retrospectively from January 1, 2022.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

•

On May 14, 2020, the IASB issued Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37) specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract, including both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective retrospectively from January 1, 2022.

•

On May 14, 2020 the IASB issued the Annual Improvements to IFRS 2018-2020 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 9 - Financial Instruments clarifying which fees an entity includes when it applies the “10 per cent” test in assessing whether to derecognize a financial liability; and (ii) on IFRS 16 - Leases removing the illustration of the reimbursement of leasehold improvements. These improvements are effective from January 1, 2022.

•

On February 12, 2021 the IASB issued the Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies, requiring disclosure of material accounting policy information rather than the significant accounting policies. Furthermore, the amendments to IFRS Practice Statement 2 provide guidance on how to apply the concept of materiality to accounting policy disclosures. This amendment is effective from January 1, 2023.

•

On February 12, 2021 the IASB issued the Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates. The amendments clarify how to distinguish changes in accounting policies (generally also applied retrospectively to past transactions and other past events) from changes in accounting estimates (applied prospectively only to future transactions and other future events). This amendment is effective from January 1, 2023.

•

On May 7, 2021 the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), which specifies how companies should account for deferred tax on transactions such as leases and decommissioning obligations. The amendments clarify that no exemption applies on such transactions and that companies are required to recognize deferred tax when they recognize the related assets or liabilities for the first time. The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

SCOPE OF COMBINATION

The Combined Financial Statements of the Group as of December 31, 2020 include the Company and 83 combined subsidiaries over which the Company, directly or indirectly, has control.

At December 31, 2020, excluded from combination are 6 subsidiaries that are either dormant or generate a negligible volume of business: their proportion of the Group’s assets, liabilities, financial position, and earnings is immaterial. All such subsidiaries are accounted for using the cost method and represent in aggregate less than 0.01 percent of Group revenues, invested equity and total assets.

A list of the companies included in the scope of the Combined Financial Statements that will be allocated to the Iveco Group as part of the Demerger is included in Note 35.

BUSINESS COMBINATIONS

There were no significant business combinations in 2020, 2019 or 2018.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

COMPOSITION AND PRINCIPAL CHANGES

1.	Net revenues

The following table summarizes Net revenues for the years ended December 31, 2020, 2019, and 2018:

	2020	2019	2018
	(€ million)
Commercial and Specialty Vehicles	8,247	9,326	9,258
Powertrain	3,180	3,675	3,858
Eliminations and Other	(1,113)	(1,209)	(1,277)

Total Industrial Activities	10,314	11,792	11,839

Financial Services	165	224	249
Eliminations and Other	(68)	(68)	(83)

Total Net revenues	10,411	11,948	12,005

In 2020, total Net revenues includes €526 million (€701 million in 2019 and €761 million in 2018) of Revenues from CNH Industrial Group post-Demerger.

The following table disaggregates Net revenues by major source for the years ended December 31, 2020, 2019, and 2018:

	2020	2019	2018
	(€ million)
Revenues from:
Sales of goods	9,461	10,832	10,967
Rendering of services and other revenues	577	615	477
Rents and other income on assets sold with a buy-back commitment	276	345	395

Revenues from sales of goods and services	10,314	11,792	11,839

Finance and interest income	72	135	143
Rents and other income on operating lease	25	21	23

Total Net revenues	10,411	11,948	12,005

During the years ended December 31, 2020, 2019, and 2018, revenues included €406 million, €453 million and €461 million, respectively, relating to the reversal of contract liabilities outstanding at the beginning of each period. Refer to Note 26 “Other current liabilities” for additional details on contract liabilities.

As of December 31, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations related to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment, was approximately €1.9 billion (approximately €1.8 billion and €1.9 billion at December 31, 2019, and 2018, respectively). As of December 31, 2020, Iveco Group expects to recognize revenue on approximately 32% and 77% of the remaining performance obligations over the next 12 and 36 months, respectively, (approximately 39% and 84% as of December 31, 2019, respectively and approximately 40% and 84% as of December 31, 2018, respectively), with the remaining recognized thereafter.

2.	Cost of sales

Cost of sales amounted to €9,462 million in 2020, € 10,298 million in 2019, and €10,184 million in 2018. In 2020, Cost of sales included asset optimization charges of €247 million (€148 million in 2019) and other asset impairment charges of €6 million.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

3.	Selling, general and administrative costs

Selling, general and administrative costs amounted to €705 million in 2020, compared to €755 million recorded in 2019 and €741 million recorded in 2018.

4.	Research and development costs

In 2020, Research and development costs of €436 million (€464 million in 2019 and €413 million in 2018) comprise all the research and development costs not recognized as assets in the year, amounting to €215 million (€264 million in 2019 and €245 million in 2018), the amortization of capitalized development costs of €219 million (€186 million in 2019 and €168 million in 2018) and the impairment of capitalized development costs of €2 million (€14 million in 2019 and nil in 2018). During 2020, the Group capitalized new development costs of €178 million (€177 million in 2019 and €187 million in 2018).

5.	Result from investments

In 2020, 2019, and 2018 Iveco Group’s share in the net profit or loss of the investees accounted for using the equity method amounted to a loss of €43 million, a loss of €14 million and nil, respectively. In 2020 this item also included the €17 million negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions.

6	Restructuring costs

Iveco Group incurred restructuring costs of €32 million, €40 million, and €28 million in 2020, 2019, and 2018, respectively, primarily due to plant reorganization actions and efficiency programs.

7.	Other income/(expenses)

This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services. Other expenses were €109 million, €45 million, and €94 million in 2020, 2019, and 2018 respectively. The lower amount in 2019 was primarily due to the recognition of an indirect tax benefit following a final tax law interpretation, issued by the Brazilian government, which impacted the Group’s indirect tax liabilities paid in multiple prior years.

8.	Financial income/(expenses)

The item “Financial income/(expenses)” is detailed as follows:

	2020	2019	2018
	(€ million)
Financial income (a)	24	30	22

Interest and other financial expenses (b)	81	103	158

Net income/(expenses) from derivative financial instruments at fair value through profit or loss	(1)	(18)	24
Exchange rate differences from derivative financial instruments	(54)	(66)	(123)

Total net income/(expenses) and exchange differences from derivative financial instruments (c)	(55)	(84)	(99)

Net financial income/(expenses) (a) - (b) + (c)	(112)	(157)	(235)

Capitalized borrowing costs amounted to €16 million, €13 million and €12 million in 2020, 2019, and 2018, respectively.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

9.	Income tax (expense) benefit

The Company and its subsidiaries have substantial worldwide operations. The Company’s subsidiaries incur tax obligations in the jurisdictions in which they operate. The Company’s income tax expenses or benefits as reported in its combined income statement for the years ended December 31, 2020, 2019, and 2018 consist primarily of income tax (expenses) or benefits related to subsidiaries of the Company.

Income tax (expense) benefit for the years ended December 31, 2020, 2019, and 2018 consisted of the following:

	2020	2019	2018
	(€ million)
Current taxes	(61)	(83)	(91)
Deferred taxes	152	5	(41)
Taxes relating to prior periods	25	4	5

Total Income tax (expense) benefit	116	(74)	(127)

The Company is incorporated in the Netherlands but is a tax resident of Italy. The reconciliation of the differences between the theoretical income taxes at the parent statutory rate and the total income taxes is presented based on the Italian national statutory corporation tax rate of 24% in force during each of Iveco Group’s calendar year reporting periods presented in these comparative financial statements. A reconciliation of Iveco Group’s income tax expense for the years ended December 31, 2020, 2019, and 2018 is as follows:

	2020	2019	2018
	(€ million)
Theoretical Income tax (expense) benefit at the parent statutory rate	119	(40)	(73)

Foreign income taxed at different rates	16	1	5
Deferred tax assets not recognized and write-down	(25)	(47)	(60)
Italian IRAP taxes	(7)	(9)	(17)
Taxes relating to prior years	(12)	12	5
Recognition or use of previously unrecognized deferred tax assets	41	12	1
Change in tax rate or law	(2)	—	—
Other	(14)	(3)	12

Total Income tax (expense) benefit	116	(74)	(127)

The effective tax rates for 2020, 2019, and 2018 were 23.4%, 44.0%, and 41.9%, respectively. The 2020 effective tax rate reflects the Group’s geographic mix of pre-tax earnings, which included pre-tax losses in jurisdictions for which no tax benefits were recognized, the negative impact of incremental tax reserve accruals and the net benefits associated with recognizing deferred tax assets in certain jurisdictions. The 2019 and 2018 effective tax rate reflects the Group’s geographic mix of pre-tax earnings, which included pre-tax losses in jurisdictions for which no tax benefits were recognized, and, for 2019, the de-recognition of certain net deferred tax assets.

The Company recognizes in its combined statement of financial position within Deferred tax assets, the amount of deferred tax assets less the deferred tax liabilities of the individual combined legal entities, where these may be offset.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

The components of net deferred tax assets at December 31, 2020, 2019, and 2018 are as follows:

	At December 31, 2019	Recognized in income statement	Charged to invested equity	Translation differences and other changes	At December 31, 2020
	(€ million)
Deferred tax assets arising from:
Taxed provisions and impairment of assets related to contracts for sales under buy-back commitments	374	23	—	(3)	394
Inventories	85	20	—	(2)	103
Taxed allowances for doubtful accounts	67	(6)	—	(1)	60
Provision for employee benefits	61	(2)	4	1	64
Intangible assets	14	(9)	—	—	5
Lease liabilities	54	—	—	(7)	47
Fixed assets	25	3	—	—	28
Measurement of derivative financial instruments	17	2	(4)	—	15
Other	92	(14)	—	1	79

Total	789	17	—	(11)	795

Deferred tax liabilities arising from:
Accelerated depreciation	(53)	5	—	4	(44)
Provision from employee benefits	(3)	—	—	1	(2)
Capitalization of development costs	(81)	(6)	—	2	(85)
Other	(85)	45	—	2	(38)

Total	(222)	44	—	9	(169)

Theoretical tax benefit arising from tax loss carryforwards and tax credits	210	80	—	(6)	284

Adjustments for assets whose recoverability is not probable	(256)	11	—	5	(240)

Total net deferred tax assets	521	152	—	(3)	670

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2018	Recognized in income statement	Charged to invested equity	Translation differences and other changes	At December 31, 2019
	(€ million)
Deferred tax assets arising from:
Taxed provisions and impairment of assets related to contracts for sales under buy-back commitments	344	32	—	(2)	374
Inventories	100	(3)	—	(12)	85
Taxed allowances for doubtful accounts	69	(2)	—	—	67
Provision for employee benefits	51	1	9	—	61
Intangible assets	24	(10)	—	—	14
Lease liabilities	—	—	—	54	54
Fixed assets	24	1	—	—	25
Measurement of derivative financial instruments	10	3	4	—	17
Other	103	(12)	—	1	92

Total	725	10	13	41	789

Deferred tax liabilities arising from:
Accelerated depreciation	(9)	10	—	(54)	(53)
Provision from employee benefits	(4)	1	—	—	(3)
Capitalization of development costs	(66)	(15)	—	—	(81)
Other	(92)	1	—	6	(85)

Total	(171)	(3)	—	(48)	(222)

Theoretical tax benefit arising from tax loss carryforwards and tax credits	185	27	—	(2)	210

Adjustments for assets whose recoverability is not probable	(230)	(29)	—	3	(256)

Total net deferred tax assets	509	5	13	(6)	521

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At January 1, 2018	Recognized in income statement	Charged to invested equity	Translation differences and other changes	At December 31, 2018
	(€ million)
Deferred tax assets arising from:
Taxed provisions	328	12	—	4	344
Inventories	74	32	—	(6)	100
Taxed allowances for doubtful accounts	68	1	—	—	69
Provision for employee benefits	43	11	(2)	(1)	51
Intangible assets	43	(19)	—	—	24
Fixed assets	27	(3)	—	—	24
Measurement of derivative financial instruments	9	(1)	3	(1)	10
Other	113	(10)	—	—	103

Total	705	23	1	(4)	725

Deferred tax liabilities arising from:
Accelerated depreciation	(5)	(4)	—	—	(9)
Provision from employee benefits	3	(6)	—	(1)	(4)
Capitalization of development costs	(74)	7	—	1	(66)
Other	(61)	(44)	—	13	(92)

Total	(137)	(47)	—	13	(171)

Theoretical tax benefit arising from tax loss carryforwards and tax credits	206	(15)	—	(6)	185

Adjustments for assets whose recoverability is not probable	(229)	(2)	—	1	(230)

Total net deferred tax assets	545	(41)	1	4	509

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Deferred tax assets	681	531	512
Deferred tax liabilities	(11)	(10)	(3)

Net deferred tax assets	670	521	509

The increase of €149 million in net deferred tax assets during 2020 was mainly due to the €152 million credit recognized in the Company’s consolidated income statement for the net creation of deferred tax assets, largely driven by the increase in tax loss carryforwards, various provisions included in the financial statements that were not currently deductible for income tax purposes and the recognition during the year of certain previously unrecognized deferred tax assets. The increase in net deferred tax assets of €12 million in 2019 was primarily attributable to items accounted for in the Group’s Other Comprehensive Income. The decrease in net deferred tax assets of €36 million during 2018 was largely related to the €41 million deferred tax charge reported in the Group’s combined income statement.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

The decision to recognize deferred tax assets is made for each legal entity in the Group by critically assessing whether the conditions exist for the future recoverability of such assets on the basis of actual results, as well as updated strategic business plans and accompanying tax plans. For this reason, the total theoretical future tax benefits arising from deductible temporary differences of €795 million at December 31, 2020, €789 million at December 31, 2019 and €725 million at December 31, 2018, and tax loss and credit carryforwards of €284 million at December 31, 2020, €210 million at December 31, 2019, and €185 million at December 31, 2018, were reduced by €240 million at December 31, 2020, €256 million at December 31, 2019, and €230 million at December 31, 2018.

Net recognized deferred tax assets include €149 million at December 31, 2020 (€83 million and €57 million at December 31, 2019, and 2018, respectively) of tax benefits arising from tax loss carryforwards and tax credits. At December 31, 2020, a further tax benefit of €135 million (€127 million and €128 million at December 31, 2019, and 2018, respectively) arising from tax loss carryforwards and tax credits has not been recognized.

At December 31, 2020, tax liabilities primarily include uncertain income tax amounts of €17 million and other tax payables (€15 million at December 31, 2019, and €32 million at December 31, 2018).

The totals of deductible and taxable temporary differences and accumulated tax losses at December 31, 2020, 2019, and 2018 together with the amounts for which deferred tax assets have not been recognized, analyzed by estimated year of reversal or expiry, are as follows:

	Estimated year of reversal or expiry
	Total at December 31, 2020	2021	2022	2023	2024	Beyond 2024	Unlimited/ indeterminable
	(€ million)
Temporary differences and tax losses:
Deductible temporary differences	2,962	1,114	462	462	462	462	—
Taxable temporary differences	(613)	(113)	(125)	(125)	(125)	(125)	—
Tax losses and tax credits	1,192	8	—	5	54	110	1,015
Temporary differences and tax losses for which deferred tax assets have not been recognized	(1,141)	(53)	(150)	(154)	(204)	(223)	(357)

Temporary differences and tax losses	2,400	956	187	188	187	224	658

	Estimated year of reversal or expiry
	Total at December 31, 2019	2020	2021	2022	2023	Beyond 2023	Unlimited/ indeterminable
	(€ million)
Temporary differences and tax losses:
Deductible temporary differences	2,727	875	463	463	463	463	—
Taxable temporary differences	(495)	(71)	(106)	(106)	(106)	(106)	—
Tax losses and tax credits	709	8	8	—	60	47	586
Temporary differences and tax losses for which deferred tax assets have not been recognized	(1,185)	(277)	(109)	(102)	(161)	(121)	(415)

Temporary differences and tax losses	1,756	535	256	255	256	283	171

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	Estimated year of reversal or expiry
	Total at December 31, 2018	2019	2020	2021	2022	Beyond 2022	Unlimited/ indeterminable
	(€ million)
Temporary differences and tax losses:
Deductible temporary differences	2,628	672	489	489	489	489	—
Taxable temporary differences	(588)	(28)	(140)	(140)	(140)	(140)	—
Tax losses and tax credits	685	4	8	8	1	46	618
Temporary differences and tax losses for which deferred tax assets have not been recognized	(935)	(73)	(125)	(126)	(118)	(135)	(358)

Temporary differences and tax losses	1,790	575	232	231	232	260	260

During 2020 countries around the world enacted substantial amounts of tax legislation in response to the COVID-19 pandemic. While the legislation generally did not impact Iveco Group’s results of operations, it improved Iveco Group’s operating cash flow and overall cash position by delaying income tax payments for an amount of €5 million (to be paid in 2021).

Iveco Group files income tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. Iveco Group has open tax years from 2010 through 2020. Due to the global nature of Iveco Group’s business, transfer pricing disputes may arise and Iveco Group may seek correlative relief through competent authority processes. Further, as various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible Iveco Group’s amount of unrecognized tax benefits could change during the next twelve months. Iveco Group does not believe the resolution of any outstanding tax examinations will have a material effect on Iveco Group’s results of operations, statement of financial position, or cash flows.

10.	Other information by nature of expense

The income statement includes personnel costs for €1,562 million in 2020 (€1,675 million in 2019 and €1,590 million in 2018).

An analysis of the average number of employees by category is as follows:

	2020	2019	2018
Managers	380	355	328
White-collar	11,217	11,295	11,370
Blue-collar	21,035	20,875	20,881

Average number of employees	32,632	32,525	32,579

11.	Earnings per share

As these Combined Financial Statements have been prepared on a combined/carve-out basis, earnings per share is not a meaningful measure of financial performance for any of the periods presented. The Iveco Group has not had share capital during the periods presented, therefore, management has determined that presenting an earnings per share ratio calculated on the combined/carve-out information would not accurately reflect the historical earnings per share. Accordingly, the requirement of IAS 33 - Earnings per share to disclose earnings per share is not applicable.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

12.	Intangible assets

In 2020, 2019, and 2018, changes in the carrying amount of Intangible assets were as follows:

	Goodwill	Development costs externally acquired	Development costs internally generated	Patents, concessions and licenses	Other intangible assets externally acquired	Advances and intangible assets in progress externally acquired	Total
	(€ million)
Gross carrying amount Balance at January 1, 2018	71	1,269	1,862	485	74	18	3,779

Additions	—	122	65	1	4	20	212
Divestitures, translation differences and other changes	—	(1)	(12)	13	(3)	(13)	(16)
Balance at December 31, 2018	71	1,390	1,915	499	75	25	3,975

Additions	—	112	65	5	3	26	211
Divestitures, translation differences and other changes	—	—	(9)	19	3	(22)	(9)
Balance at December 31, 2019	71	1,502	1,971	523	81	29	4,177

Additions	—	105	73	7	1	22	208
Divestitures, translation differences and other changes	—	(4)	(22)	15	1	(19)	(29)
Balance at December 31, 2020	71	1,603	2,022	545	83	32	4,356

Accumulated amortization and impairment losses Balance at January 1, 2018	—	999	968	444	47	—	2,458

Amortization	—	103	65	17	7	—	192
Impairment losses	—	—	—	2	—	—	2
Divestitures, translation differences and other changes	—	—	(7)	(1)	(2)	—	(10)
Balance at December 31, 2018	—	1,102	1,026	462	52	—	2,642

Amortization	—	138	48	18	6	—	210
Impairment losses	—	11	3	1	—	—	15
Divestitures, translation differences and other changes	1	(5)	(2)	(2)	3	—	(5)
Balance at December 31, 2019	1	1,246	1,075	479	61	—	2,862

Amortization	—	163	56	19	9	—	247
Impairment losses	—	—	2	—	—	—	2
Divestitures, translation differences and other changes	—	5	(14)	(1)	(5)	—	(15)
Balance at December 31, 2020	1	1,414	1,119	497	65	—	3,096

Carrying amount at December 31, 2018	71	288	889	37	23	25	1,333

Carrying amount at December 31, 2019	70	256	896	44	20	29	1,315

Carrying amount at December 31, 2020	70	189	903	48	18	32	1,260

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Goodwill and intangible assets with indefinite useful lives

Goodwill is allocated to the Group’s cash-generating units identified as the Group’s operating segments. The following table presents the allocation of goodwill across the segments:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Commercial and Specialty Vehicles	53	53	54
Powertrain	5	5	5
Financial Services	12	12	12

Goodwill net carrying amount	70	70	71

Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs.

Goodwill impairment test is performed at the cash generating unit level, the segment level, comparing the recoverable amount of the cash generating to the carrying amount to determine if there is an impairment loss. The results of the impairment tests obtained in 2020, 2019, and 2018 confirmed the absence of an impairment loss.

The vast majority of goodwill, representing approximately the 80% of the total, related to Commercial and Specialty Vehicles and, as such, the following discussion relates to the impairment testing performed at year-end for this cash-generating unit.

The recoverable amount of the Commercial and Specialty Vehicles cash-generating unit is determined using an income approach, based on the present value of estimated future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales in the discrete future period, the weighted average cost of capital (discount rate), and also less significant assumptions such as gross margins, operating costs, income tax rates, capital expenditures and changes in working capital requirements.

Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the cash-generating unit. The discount rate before taxes selected was approximately 10% at December 31, 2020, and 13% at December 31, 2019 and 2018.

Expected cash flows used under the income approach are developed in conjunction with budgeting and forecasting processes. Iveco Group used 7 years in 2020 and 2019, and 8 years in 2018, of expected cash flows for Commercial and Specialty Vehicles as the Company believes that these periods reflect the underlying market cycle for its business. Furthermore, instead of including a terminal value, an additional 5-year discounted cash flow has been included at the end of the projection period in order to conservatively reflect the remaining value that the cash-generating unit is expected to generate.

Due to the many variables inherent in the estimation of a cash generating unit’s recoverable amount, differences in assumptions could have a material effect on the estimated recoverable amount and could result in a goodwill impairment loss in a future period. Circumstances and events, which could potentially cause further impairment losses, are constantly monitored by Iveco Group.

Development costs

The amortization of development costs and impairment losses are reported in the income statement as Research and development costs.

Development costs are tested for impairment at the cash-generating unit level.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

13.	Property, plant and equipment

In 2020, 2019, and 2018, changes in the carrying amount of Property, plant and equipment were as follows:

	Land	Industrial buildings	Plant, machinery and equipment	Right-of- use assets	Assets sold with a buy- back commitment	Other tangible assets	Total
	(€ million)
Gross carrying amount Balance at January 1, 2018	120	1,112	4,512	—	3,007	384	9,135

Additions	1	17	119	—	513	88	738
Divestitures, translation differences and other changes	(1)	(13)	(31)	—	(769)	(36)	(850)

Balance at December 31, 2018	120	1,116	4,600	—	2,751	436	9,023

Impact of IFRS 16 adoption	—	—	—	200	—	—	200
Reclassification of assets under finance lease at December 31, 2018	—	(7)	—	7	—	—	—

Balance at January 1, 2019	120	1,109	4,600	207	2,751	436	9,223

Additions	2	11	257	65	473	11	819
Divestitures, translation differences and other changes	—		(59)	3	(867)	(37)	(960)

Balance at December 31, 2019	122	1,120	4,798	275	2,357	410	9,082

Additions	—	14	134	63	580	45	836
Divestitures, translation differences and other changes	—	(37)	(27)	(16)	(787)	(26)	(893)

Balance at December 31, 2020	122	1,097	4,905	322	2,150	429	9,025

Accumulated depreciation and impairment losses balance at January 1, 2018	3	686	3,504	—	675	313	5,181

Depreciation	—	33	217	—	321	23	594
Impairment losses	—	—	1	—	30	—	31
Divestitures, translation differences and other changes		(10)	(33)	—	(273)	(21)	(337)

Balance at December 31, 2018	3	709	3,689	—	753	315	5,469

Reclassification of assets under finance lease at December 31, 2018	—	(3)	—	3	—	—	—

Balance at January 1, 2019	3	706	3,689	3	753	315	5,469

Depreciation	—	33	216	69	272	13	603
Impairment losses	—	—	4	—	60	—	64
Divestitures, translation differences and other changes	—	(12)	(72)	(2)	(309)	(10)	(405)

Balance at December 31, 2019	3	727	3,837	70	776	318	5,731

Depreciation	—	32	218	66	242	17	575
Impairment losses	—	—	6	—	125	—	131
Divestitures, translation differences and other changes	—	(21)	(34)	(17)	(364)	(8)	(444)

Balance at December 31, 2020	3	738	4,027	119	779	327	5,993

Carrying amount at December 31, 2018	117	407	911	—	1,998	121	3,554

Impact of IFRS 16 adoption and Reclassifications of assets under finance lease at December 31, 2018	—	(4)	—	204	—	—	200

Carrying amount at January 1, 2019	117	403	911	204	1,998	121	3,754

Carrying amount at December 31, 2019	119	393	961	205	1,581	92	3,351

Carrying amount at December 31, 2020	119	359	878	203	1,371	102	3,032

Other tangible assets also include advances and tangible assets in progress.

As a result of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic, during the second quarter of 2020 Iveco Group reviewed its current manufacturing footprint and, consequently, reassessed the recoverability of assets. As a result, during the second quarter of 2020, Commercial and Specialty Vehicles recognized impairment losses of €117 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. Commercial and Specialty Vehicles also recognized impairment losses of €6 million against Property, plant and equipment acquired. The impairment losses were recognized in Cost of sales.

Commercial and Specialty Vehicles recognized an impairment loss of €75 million and €67 million on Assets sold with a buy-back commitment for the years ended December 31, 2019, and 2018. The losses were recognized in the Cost of sales.

Other changes mainly include the reclassification of the prior year balances for Advances and tangible assets in progress to the appropriate categories when the assets were effectively acquired and put into operation, as well as the reclassification to Inventory of Assets sold with a buy-back commitment (€187 million) that are held for sale at the agreement expiry date.

At December 31, 2020, right-of-use assets refer primarily to lease contracts for industrial buildings for €140 million (€148 million at December 31, 2019), plant, machinery and equipment for €17 million (€16 million at December 31, 2019), and other assets for €46 million (€41 million at December 31, 2019). For a description of the related lease liabilities, refer to Note 24 “Debt”.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Short-term and low-value leases are not recorded in the statement of financial position. Iveco Group recognizes lease expense (€11 million and €12 million in 2020 and 2019, respectively) in the income statement for these leases on a straight-line basis over the lease term.

Property, plant and equipment included €4 million at December 31, 2018 related to the net carrying amount of assets leased under finance lease agreements.

Land and industrial buildings and plant, machinery and equipment pledged as security for debt and other commitments were immaterial at December 31, 2020, 2019, and 2018.

Iveco Group had contractual commitments of €75 million, €65 million and €59 million for the acquisition of property, plant and equipment at December 31, 2020, 2019, and 2018 respectively.

14.	Investments and other non-current financial assets

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Investments accounted for using the equity method	209	243	259
Equity investments measured at fair value through other comprehensive income	319	96	—
Other investments	5	2	2
Total Investments	533	341	261
Non-current financial receivables and other non-current securities	13	13	1

Total Investments and other non-current financial assets	546	354	262

At December 31, 2020, 2019, and 2018, no Non-current financial receivables had been pledged as security.

Investments

Changes in Investments in 2020, 2019, and 2018 are set out below:

	At December 31, 2019	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasurements	Translation differences, Disposals and other changes	At December 31, 2020
	(€ million)
Investments in:
Unconsolidated subsidiaries and other	2	—	3	—	—	5
Joint ventures	129	(55)	7		(1)	80
Associates	114	12	—	—	3	129
Equity investments measured at fair value through other comprehensive income	96	—	124	93	6	319

Total Investments	341	(43)	134	93	8	533

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2018	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences, Disposals and other changes	At December 31, 2019
	(€ million)
Investments in:
Unconsolidated subsidiaries and other	2	—	—	—	2
Joint ventures	156	(27)	—	—	129
Associates	103	13	—	(2)	114
Equity investments measured at fair value through other comprehensive income	—	—	96	—	96

Total Investments	261	(14)	96	(2)	341

	At January 1, 2018	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Translation differences, Disposals and other changes	At December 31, 2018
	(€ million)
Investments in:
Unconsolidated subsidiaries and other	2	—	—	—	2
Joint ventures	172	(15)	—	(1)	156
Associates	95	15	—	(7)	103

Total Investments	269	—	—	(8)	261

Revaluations and Write-downs include the Group’s share of the profit or loss for the year of investments accounted for using the equity method for a loss of €43 million in 2020 (€14 million in 2019 and nil million in 2018).

Translation differences, disposals and other changes also included dividends by companies accounted for using the equity method.

Equity investments measured at fair value through other comprehensive income include the fair value of the approximately 6.6% investment held by Iveco Group in Nikola Corporation (“Nikola”), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for each share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company’s shares continued to list on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, Iveco Group increased its investment in Nikola to $250 million (equivalent to €220 million). The market price of Nikola shares as of December 31, 2020 was $15.26, determining a value of $392 million (equivalent to €319 million) for the 25,661,448 shares held by Iveco Group through its fully-owned subsidiary Iveco S.p.A. During the year ended December 31, 2020, Iveco Group recorded in Other comprehensive income a pre-tax gain of €93 million (€91 million after-tax) from the remeasurement at fair value of the investment in Nikola.

Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured in Europe through a legal entity 50/50 owned by Iveco S.p.A. and Nikola Corporation, and in the U.S. by Nikola Corporation. During 2020, Iveco S.p.A. and Nikola entered into a series of agreements to establish the European legal entity. The set-up activities of the legal entity started in the fourth quarter of 2020 and the implementation continues in line with the roadmap.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Investments in joint ventures

Interests in joint ventures are accounted for using the equity method. A summary of investments in joint ventures at December 31, 2020, 2019, and 2018 is as follows:

	At December 31, 2020		At December 31, 2019		At December 31, 2018
	% of interest	(€ million)	% of interest	(€ million)	% of interest	(€ million)
Naveco (Nanjing Iveco Motor Co.) Ltd.	50.0	54	50.0	114	50.0	144
Other Joint ventures		26		15		12

Total Investments in joint ventures		80		129		156

Interests in joint ventures consist of 6 companies at December 31, 2020 (5 companies at December 31, 2019 and 2018) and mainly include Naveco (Nanjing IVECO Motor Co.) Ltd, People’s Rep. of China: joint venture (50% Iveco S.p.A. and 50% Nanjing Automotive Corporation, a subsidiary of the SAIC Group) which manufactures light and other commercial vehicles in China. During the first half of 2021, Iveco Group and the partner (SAIC Group) completed the regulatory filings required for the finalization of the sale of our 30.1% to SAIC Group. Closing of the transaction occurred in the third quarter of 2021.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Summarized financial information relating to Naveco Ltd, the material joint venture of the Group, prepared in accordance with EU-IFRS, is as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Cash and cash equivalents	176	121	99
Non-current assets	259	328	317
Current assets	245	253	365

Total Assets	680	702	781

Debt	87	—	—
Other liabilities	485	474	493

Total Liabilities	572	474	493

Total Equity	108	228	288

	2020	2019	2018
	(€ million)
Net revenues	489	459	522
Depreciation and amortization	31	29	11
Net Financial income/(expenses)	(2)	1	2
Profit/(loss) before taxes	(88)	(49)	(33)
Income tax (expenses)	(28)	(13)	(2)
Profit/(loss) from continuing operations	(116)	(62)	(35)
Profit/(loss) from discontinued operations	—	—	—
Profit/(loss)	(116)	(62)	(35)
		—	—
Total Other comprehensive income, net of tax	—	—	—
Total Comprehensive income	(116)	(62)	(35)

This summarized financial information may be reconciled to the carrying amount of the % interest held in the joint ventures as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Total Equity	108	228	288
Group’s interest (%)	50.0	50.0	50.0
Pro-quota equity	54	114	144
Adjustments made by using the equity method	—	—	—

Carrying amount	54	114	144

Investments in associates

A summary of investments in associates at December 31, 2020, 2019, and 2018 is as follows:

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2020		At December 31, 2019		At December 31, 2018
	% of interest	(€ million)	% of interest	(€ million)	% of interest	(€ million)
CNH Industrial Capital Europe S.a.S.	24.95	96	24.95	85	24.95	77
Other Associates		33		29		26

Total Investments in associates		129		114		103

Summarized financial information relating to CNH Industrial Capital Europe S.a.S., material associate of the Group, is as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Non-current assets	—	—	—
Current assets	4,771	4,541	4,312

Total Assets	4,771	4,541	4,312

Debt	4,181	4,025	3,839
Other liabilities	214	174	169

Total Liabilities	4,395	4,199	4,008

Total Equity	376	342	304

	2020	2019	2018
	(€million)
Net revenues	114	200	170
Profit/(loss) before taxes	55	58	56
Profit/(loss) from continuing operations	38	41	41
Profit/(loss) from discontinued operations	—	—	—
Profit/(loss)	38	41	41

Total Other comprehensive income, net of tax	—	—	—
Total Comprehensive income	38	41	41

This summarized financial information may be reconciled to the carrying amount of the % interest held in the associate as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Total Equity	376	342	304
Group’s interest (%)	24.95	24.95	24.95
Pro-quota equity	94	85	76
Adjustments made by using the equity method	2	—	1

Carrying amount	96	85	77

15.	Leased assets

This item changed as follows in 2020, 2019, and 2018:

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2019	Additions	Depreciation	Translation differences, disposals and other changes	At December 31, 2020
	(€ million)
Gross carrying amount	66	83	—	(29)	120
Less: Depreciation and impairment	(24)	—	(24)	1	(47)

Net carrying amount of Leased assets	42	83	(24)	(28)	73

	At December 31, 2018	Additions	Depreciation	Translation differences, disposals and other changes	At December 31, 2019
	(€ million)
Gross carrying amount	52	55	—	(41)	66
Less: Depreciation and impairment	(28)	—	(18)	22	(24)

Net carrying amount of Leased assets	24	55	(18)	(19)	42

	At January 1, 2018	Additions	Depreciation	Translation differences, disposals and other changes	At December 31, 2018
	(€ million)
Gross carrying amount	25	37	—	(10)	52
Less: Depreciation and impairment	(11)	—	(18)	1	(28)

Net carrying amount of Leased assets	14	37	(18)	(9)	24

Leased assets include vehicles leased to retail customers by the Group’s leasing companies.

At December 31, 2020, minimum lease payments receivable for assets under non-cancelable operating leases amount to €71 million (€59 million at December 31, 2019 and €59 million at December 31, 2018) and fall due as follows:

	At December 31, 2020	At December 31, 2019
	(€ million)
Operating leases under IFRS 16
Less than one year	29	21
One to two years	17	14
Two to three years	13	11
Three to four years	7	7
Four to five years	4	3
More than five years	1	3

Total Undiscounted lease payments	71	59

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

At December 31, 2018
(€ million)
Operating leases under IAS 17:
Within one year	22
Between one and five years	34
Beyond five years	3

Total Minimum lease payments	59

No leased assets have been pledged as security at December 31, 2020, 2019, and 2018.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

16.	Inventories

At December 31, 2020, 2019, and 2018, Inventories consisted of the following:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Raw materials	493	484	467
Work-in-progress	276	311	295
Finished goods	1,477	1,801	1,745

Total Inventories	2,246	2,596	2,507

At December 31, 2020, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of €144 million (€254 million and €196 million at December 31, 2019, and 2018, respectively).

At December 31, 2020, the amount of Inventories measured at net realizable value (estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale) is €508 million (€772 million and €768 million at December 31, 2019, and 2018, respectively).

During 2020, Commercial and Specialty Vehicles recognized an impairment loss of €107 million in Inventories in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. During 2019, the segment recognized an impairment loss of €80 million in Inventories.

There were no inventories pledged as security at December 31, 2020, 2019, and 2018.

17.	Current receivables and Other current financial assets

A summary of Current receivables and Other current financial assets as of December 31, 2020, 2019, and 2018 is as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Trade receivables	444	371	438
Financial receivables from CNH Industrial Group post-Demerger	3,543	3,395	3,353
Receivables from financing activities	2,831	3,136	2,847
Current tax receivables	73	83	124
Other current receivables and financial assets:
Other current receivables	217	246	211
Other current financial assets	136	—	—

Total Other current receivables and financial assets	353	246	211

Total Current receivables and Other current financial assets	7,244	7,231	6,973

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

An analysis of Current receivables and Other current financial assets by due date is as follows:

	At December 31, 2020				At December 31, 2019					At December 31, 2018
	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Trade receivables	443	1	—	444	371	—	—	371	433	5	—	438
Financial receivables from CNH Industrial Group post-Demerger	3,543	—	—	3,543	3,395	—	—	3,395	3,353	—	—	3,353
Receivables from financing activities	2,685	138	8	2,831	3,015	102	19	3,136	2,716	109	22	2,847
Current tax receivables	70	3	—	73	82	1	—	83	123	1	—	124
Other current receivables	201	6	10	217	226	10	10	246	187	12	12	211
Other current financial assets	136	—	—	136	—	—	—	—	—	—	—	—

Total Current receivables and Other current financial assets	7,078	148	18	7,244	7,089	113	29	7,231	6,812	127	34	6,973

Trade receivables

As of December 31, 2020, 2019, and 2018, Iveco Group had trade receivables of €444 million, €371 million and €438 million, respectively. Trade receivables are shown net of allowances for doubtful accounts of €30 million, €37 million and €50 million at December 31, 2020, 2019, and 2018, respectively. The allowances are determined using the simplified approach as permitted by IFRS 9 for trade receivables, consisting in the use of lifetime expected loss.

Changes in the allowances for doubtful accounts during 2020, 2019, and 2018 were as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Opening balance	37	50	61

Provision (benefit)	5	(1)	2
Use and other changes	(12)	(12)	(13)

Ending balance	30	37	50

The allowances at December 31, 2020, 2019, and 2018, have been determined using the following expected loss rates:

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

		At December 31, 2020					At December 31, 2019					At December 31, 2018
		Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total	Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total	Current	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total
Expected loss rate	%	1%	—%	—%	78%	6%		—%	—%	72%	9%	2%	—%	—%	66%	10%
Gross carrying amount	€ million	436	4	2	32	474	355	8	2	43	408	399	24	3	62	488
Allowances for doubtful accounts	€ million	(5)	—	—	(25)	(30)	(4)	—	—	(31)	(37)	(8)	—	—	(41)	(50)

Trade accounts have significant concentrations of credit risk in Commercial and Specialty Vehicles segment. There is not a disproportionate concentration of credit risk in any geographic region.

The Industrial Activities businesses sell a significant portion of their trade receivables to Financial Services and provide compensation to Financial Services at approximate market interest rates.

In 2020, 2019, and 2018 trade receivables for an amount of €6 million, €18 million and nil, respectively, were written off by Iveco Group.

Charge-offs of principal amounts of trade receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. Iveco Group continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Financial receivables from CNH Industrial Group post-Demerger

This item mainly refers to cash balances deposited with the CNH Industrial Group post-Demerger central treasury, including cash management and/or cash pooling arrangements.

Receivables from financing activities

A summary of Receivables from financing activities as of December 31, 2020, 2019, and 2018 is as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Retail:
Retail financing	9	10	21
Finance leases	77	114	160

Total Retail	86	124	181

Wholesale:
Dealer financing	2,720	2,930	2,630

Total Wholesale	2,720	2,930	2,630

Other	25	82	36

Total Receivables from financing activities	2,831	3,136	2,847

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Iveco Group provides and administers financing for retail purchases of new and used vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and incentive programs offered by Industrial Activities.

Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until Iveco Group receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. Iveco Group evaluates and assesses dealers on an ongoing basis as to their credit worthiness. Iveco Group may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in 2020, 2019, and 2018 relating to the termination of dealer contracts.

Financing receivables are considered past due if the required principal and interest payments have not yet been received as of the contractual payment due date. Delinquency is reported in financing receivables greater than 30 days past due. Non-performing financing receivables represent loans for which Iveco Group has ceased accruing finance income. These receivables are generally 90 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrued interest is charged-off to Interest income. Interest income charged-off was not material for the years ended December 31, 2020, 2019, and 2018. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of Receivables from financing activities as of December 31, 2020, 2019, and 2018 is as follows (all receivables are related to Europe region):

	At December 31, 2020
	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non- Performing	Total
	(€ million)
Total Retail	86	—	—	86	—	86

Total Wholesale	2,720	—	—	2,720	—	2,720

	At December 31, 2019
	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non- Performing	Total
	(€ million)
Total Retail	124	—	—	124	—	124

Total Wholesale	2,895	21	8	2,924	6	2,930

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2018
	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non- Performing	Total
	(€ million)
Total Retail	136	1	—	137	44	181

Total Wholesale	2,606	17	7	2,630	—	2,630

The above aging tables are not necessarily reflective of the potential credit risk in the portfolio due to payment schedule changes granted by Iveco Group and government stimulus policies benefiting Iveco Group’s dealers and end-use customers.

There is not a disproportionate concentration of credit risk in any geographic region. Receivables from financing activities generally relate to the truck businesses. Iveco Group typically retains a security interest in the vehicle being financed. In addition, Iveco Group may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.

A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when it is 90 days past due.

Iveco Group utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses

Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses

Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses

Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. Iveco Group continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses of Receivables from financing activities

Iveco Group’s allowance for credit losses is segregated into two portfolio segments: retail and wholesale. A portfolio segment is the level at which Iveco Group develops a systematic methodology for determining its allowance for credit losses. Typically, Iveco Group’s receivables within a portfolio segment have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, Iveco Group considers historical loss rates for each category of customer and adjusts for forward-looking macroeconomic data.

In calculating the expected credit losses, Iveco Group’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which Iveco Group has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

(available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.

The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward-looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

At December 31, 2020, the allowance for credit losses includes a build of reserves primarily due to the expectation of deteriorating credit conditions related to the COVID-19 pandemic. Iveco Group continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted.

Allowance for credit losses activity for the years ended December 31, 2020, 2019, and 2018 is as follows:

	Year ended December 31, 2020
	Retail				Wholesale
	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(€ million)
Opening balance	41	—	91	132	10	1	70	81

Provision (benefit)	2	—	8	10	(1)	—	16	15
Charge-offs, net of recoveries	—	—	(22)	(22)	—	—	(8)	(8)
Transfers	(11)	—	11	—	(1)	—	1	—
Foreign currency translation and other	—	—	(8)	(8)	—	—	3	3

Ending balance	32	—	80	112	8	1	82	91

Receivables:
Ending balance	47	2	37	86	2,659	11	50	2,720

	Year ended December 31, 2019
	Retail				Wholesale
	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(€ million)
Opening balance	45	2	99	146	11	2	77	90

Provision (benefit)	—	—	(3)	(3)	1	—	(1)	—
Charge-offs, net of recoveries	—	—	(9)	(9)	—	—	(6)	(6)
Transfers	(4)	(2)	6	—	(2)	(1)	3	—
Foreign currency translation and other	—	—	(2)	(2)	—	—	(3)	(3)

Ending balance	41	—	91	132	10	1	70	81

Receivables:
Ending balance	87	1	36	124	2,884	22	24	2,930

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	Year ended December 31, 2018
	Retail				Wholesale
	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
	(€ million)
Opening balance	54	2	118	174	15	3	110	128

Provision (benefit)	(1)	—	3	2	—	—	1	1
Charge-offs, net of recoveries	—	—	(6)	(6)	(1)	—	—	(1)
Transfers	22	—	(22)	—	4	—	(4)	—
Foreign currency translation and other	(30)	—	6	(24)	(7)	(1)	(30)	(38)

Ending balance	45	2	99	146	11	2	77	90

Receivables:
Ending balance	132	6	43	181	2,563	10	57	2,630

Finance lease receivables mainly relate to vehicles leased out under finance lease arrangements. The interest rate implicit in the lease is determined at the commencement of the lease for the whole lease term. The average interest rate implicit in total finance lease receivables varies depending on prevailing market interest rates.

The item may be analyzed as follows stated gross of an allowance of €91 million at December 31, 2020 (€105 million at December 31, 2019 and €119 million at December 31, 2018):

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Less than one year	65	103	144
One to two years	28	34	46
Two to three years	33	24	25
Three to four years	12	29	18
Four to five years	15	8	23
More than five years	15	21	23

Total Undiscounted receivables for future minimum lease payments	168	219	279

Unearned finance income	—	—	—

Present value of future minimum lease payments	168	219	279

Other current receivables

At December 31, 2020, Other current receivables mainly consisted of other tax receivables for VAT and other indirect taxes of €103 million (€123 million and €123 million at December 31, 2019, and 2018, respectively) and receivables from employees of €8 million (€14 million and €13 million at December 31, 2019, and 2018, respectively).

Other current financial assets

At December 31, 2020, 2019, and 2018, Other current financial assets primarily consist of current securities and short-term deposits and investments.

Refer to Note 30 “Information on financial risks” for additional information on the credit risk to which Iveco Group is exposed and the way it is managed by the Group.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Transfers of financial receivables

The Group transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables through asset-backed financing. Asset-backed financing are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior note of the asset-backed commercial paper by the seller implies its control in substance over the structured entity.

Furthermore, factoring transactions may be either with recourse or without recourse; without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its combined statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 24 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.

At December 31, 2020, 2019, and 2018, the carrying amount of such transferred financial assets not derecognized (constituted entirely of Receivables from financing activities) and the related liability and the respective fair values were as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Carrying amount of assets	2,343	2,334	2,018
Carrying amount of the related liabilities	(2,031)	(2,133)	(1,932)

Liabilities for which the counterparty has the right to obtain relief on the transferred assets:
Fair value of the assets	2,343	2,334	2,018
Fair value of the liabilities	(2,031)	(2,133)	(1,932)

Net position	312	201	86

Other financial assets transferred also include the cash with a pre-determined use restricted to the repayment of the securitization debt.

Iveco Group has discounted receivables and bills without recourse having due dates beyond December 31, 2020 amounting to €254 million (€262 million and €382 million at December 31, 2019, and 2018, respectively, with due dates beyond that date), which refer to trade receivables.

18.	Derivative assets and Derivative liabilities

These items consist of derivative financial instruments measured at fair value at the balance sheet date.

Iveco Group utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. Iveco Group does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

Further description of the risk management exposures and strategies for interest rate and currency risk is presented in Note 30 “Information on financial risks”, paragraph “Market risk” together with sensitivity analysis assessing the potential impact of changes in interest rates and foreign currencies.

In 2020, the COVID-19 pandemic significantly impacted the economic environment. With regard to hedge accounting, Iveco Group continues to monitor significant developments in order to assess the potential future impacts of the COVID-19 pandemic on the hedging relationships in place and to update its estimates concerning whether forecasted transactions can still be considered highly likely to occur.

Foreign Exchange Derivatives

Iveco Group has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. Iveco Group conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.

For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.

The main sources of hedge ineffectiveness are:

•

the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and

•	changes in timing of the hedged transaction.

Ineffectiveness related to these hedge relationships is recognized in the combined income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is €14 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

Iveco Group also uses forwards and swaps to hedge assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of Iveco Group’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives.

Interest Rate Derivatives

Iveco Group has entered into interest rate derivatives (mainly swaps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by Iveco Group to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which Iveco Group recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months are insignificant.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by Iveco Group to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.

For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.

The main sources of hedge ineffectiveness are:

•

the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and

•	differences in repricing dates between the swaps and the borrowings.

Any ineffectiveness is recorded in “Financial income/(expenses)” in the combined income statement and its amount was insignificant for all periods presented.

Iveco Group also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to Iveco Group’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant for the years ending December 31, 2020, 2019, and 2018. All of Iveco Group’s interest rate derivatives outstanding as of December 31, 2020, 2019, and 2018 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Financial statement impact of Iveco Group derivatives

The following table summarizes the gross impact of changes in the fair value of derivatives had on other comprehensive income and profit or loss during the years ended December 31, 2020, 2019, and 2018:

	2020	2019	2018
	(€ million)
Fair value hedges
Interest rate derivatives— Financial income/(expenses)	—	—	—
Gains/(losses) on hedged items— Financial income/(expenses)	—	—	—

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	30	(41)	14
Interest rate derivatives	—	1	(9)

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives – Net revenues	(5)	(1)	1
Foreign exchange derivatives – Cost of sales	11	(17)	16
Foreign exchange derivatives – Financial income/(expenses)	6	(9)	5
Interest rate derivatives – Cost of sales	—	—	—
Other derivatives – Cost of sales	—	(1)	—

Not designated as hedges
Foreign exchange derivatives – Financial income/(expenses)	57	(38)	9

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

The fair values of Iveco Group’s derivatives as of December 31, 2020, 2019, and 2018 in the combined statement of financial position are recorded as follows:

	At December 31, 2020		At December 31, 2019		At December 31, 2018
	Positive fair value	Negative fair value	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ million)
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	—	—	—	—	—	—

Total Fair value hedges	—	—	—	—	—	—

Cash flow hedges:
Foreign exchange derivatives	20	(19)	4	(35)	9	(13)
Interest rate derivatives	—	—	—	—	—	—

Total Cash flow hedges	20	(19)	4	(35)	9	(13)

Total Derivatives designated as hedging instruments	20	(19)	4	(35)	9	(13)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	8	(8)	4	(4)	7	(7)
Interest rate derivatives	—	—	—	—	—	—

Total Derivatives not designated as hedging instruments	8	(8)	4	(4)	7	(7)

Derivative assets/(liabilities)	28	(27)	8	(39)	16	(20)

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency-based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level. The following table provides, for derivatives designated as hedging instruments, the detail of notional amounts and of the fair vale changes used as a basis to calculate hedge ineffectiveness, and for derivative not designated as hedging instruments, the detail of notional amounts:

	At December 31, 2020		At December 31, 2019		At December 31, 2018
	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness	Notional amount	Fair value changes used as a basis to calculate hedge ineffectiveness
	(€ million)
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	53	—	50	—	48	—

Total Fair value hedges	53	—	50	—	48	—

Cash flow hedges:
Foreign exchange derivatives	1,237	6	941	(18)	976	17
Interest rate derivatives	—	—	—	—	—	—

Total Cash flow hedges	1,237	6	941	(18)	976	17

Total Derivatives designated as hedging instruments	1,237	6	991	(18)	1,024	17

Total Derivatives not designated as hedging instruments	11	n/a	15	n/a	29	n/a

Total Derivatives	1,301	n/a	1,006	n/a	1,053	n/a

The following table provides the effect of hedged items designated in fair value hedging relationships:

	At December 31, 2020
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
	(€ million)
Fair value hedges:
Interest rate risk	53	—	—	—	—

	At December 31, 2019
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
	(€ million)
Fair value hedges:
Interest rate risk	50	—	—	—	—

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2018
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments included in the carrying amounts		Fair value changes used as a basis to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
	(€ million)
Fair value hedges:
Interest rate risk	48	—	—	—	—

The following table provides the effects of hedged items designated in cash flow hedging relationships:

	At December 31, 2020		At December 31, 2019		At December 31, 2018
	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness	Cash flow hedge reserve (continuing hedges)	Fair value changes used as a basis to calculate hedge ineffectiveness
	(€ million)
Cash flow hedges:
Foreign exchange risk	(3)	6	(20)	(18)	(16)	17
Interest rate risk	(5)	—	(16)	—	(7)	—

The following table provides an analysis by due date of the notional amount of outstanding derivative financial instruments at December 31, 2020, 2019, and 2018:

	At December 31, 2020
	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Currency risk	208	16	—	224
Interest rate risk	—	—	—	—

Total notional amount	208	16	—	224

	At December 31, 2019
	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Currency risk	259	21	—	280
Interest rate risk	—	—	—	—

Total notional amount	259	21	—	280

	At December 31, 2018
	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Currency risk	323	18	—	340
Interest rate risk	—	—	—	—

Total notional amount	323	18	—	340

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

19.	Cash and cash equivalents

Cash and cash equivalents consist of:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Cash at banks	377	327	383
Restricted cash	45	43	35
Money market securities and other cash equivalents	41	47	78

Total Cash and cash equivalents	463	417	496

Amounts shown are readily convertible into cash and are subject to an insignificant risk of changes in value. Restricted cash mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing.

The credit risk associated with Cash and cash equivalents is considered not significant, because it mainly relates to deposits spread across primary national and international financial institutions.

20.	Assets held for sale

Assets held for sale at December 31, 2020, 2019, and 2018 primarily included buildings.

21.	Invested Equity

Iveco Group business did not comprise a separate parent company or group of entities during the year ended December 31, 2020, 2019, and 2018. Therefore, it is not meaningful to present share capital or an analysis of reserves.

The net invested equity of Iveco Group is represented by total Invested equity in the Combined Statement of Changes in Invested Equity, and comprises Invested capital and retained earnings, Cash flow hedge reserve, Cumulative translation adjustment reserve, Defined benefit plans remeasurement reserve, Reserve for equity investments measured at fair value through other comprehensive income and Non-controlling interests.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Other comprehensive income/(loss)

Other comprehensive income/(loss) consisted of the following:

	2020	2019	2018
	(€ million)
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(12)	(59)	12
Net change in fair value of equity investments measured at fair value through other comprehensive income(1)	93	(5)	—

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	81	(64)	12

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	30	(40)	5
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(12)	28	(22)
Gains/(losses) on cash flow hedging instruments	18	(12)	(17)

Exchange gains/(losses) on translating foreign operations arising during the period	(110)	(97)	19
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—	—
Exchange gains/(losses) on translating foreign operations	(110)	(97)	19

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	(2)	1	(1)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(2)	1	(1)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(94)	(108)	1

Tax effect (C)	(5)	14	1

Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(18)	(158)	14

(1)

In the years ended December 31, 2020 and 2019, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 14 for additional information on this investment.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	2020			2019			2018
	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
	(€ million)
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(12)	2	(10)	(59)	9	(50)	12	(2)	10
Net change in fair value of equity investments measured at fair value through other comprehensive income(1)	93	(2)	91	(5)	1	(4)	—	—	—

Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	81	—	81	(64)	10	(54)	12	(2)	10

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	18	(5)	13	(12)	4	(8)	(17)	3	(14)
Exchange gains/(losses) on translating foreign operations	(110)	—	(110)	(97)	—	(97)	19	—	19
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(2)	—	(2)	1	—	1	(1)	—	(1)

Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(94)	(5)	(99)	(108)	4	(104)	1	3	4

Total Other comprehensive income/(loss)	(13)	(5)	(18)	(172)	14	(158)	13	1	14

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

(1)

In the years ended December 31, 2020 and 2019, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 14 for additional information on this investment.

Share-based compensation

Iveco Group’s key executive officers and select employees have historically participated in CNH Industrial’s equity compensation plans (stock option plans and stock grants). Share-based compensation expense for the years ended December 31, 2020, 2019, and 2018 amounted to approximately €8 million, €4 million and €8 million, respectively, and has been allocated to the Iveco Group based on the awards and terms previously granted to Iveco Groups employees.

CNH Industrial’s equity awards are governed by the CNH Industrial N.V. Equity Incentive Plan (“CNH Industrial EIP”).

At the AGM held on April 16, 2014, CNH Industrial’s shareholders approved the adoption of the CNH Industrial EIP, an umbrella program defining the terms and conditions for any subsequent long-term incentive program. The EIP allows grants of the following specific types of equity awards to any current or prospective executive director, officer, employee of, or service provider to, CNH Industrial: stock options, stock appreciation rights, restricted share units, restricted stock, performance shares or performance share units and other stock-based awards that are payable in cash, Common Shares or any combination thereof subject to the terms and conditions established by CNH Industrial’s Compensation Committee.

In February 2020, CNH Industrial’s Board of Directors approved the issuance of up to 50 million Common Shares under the EIP. At the AGM held on April 16, 2020, CNH Industrial’s shareholders approved the issuance of up to 7 million Common Shares to executive directors under the 2021-2023 Long-Term Incentive Plan (described below) in accordance with and under the EIP.

Performance Share Units

2017-2019 Long-Term Incentive Plan

In December 2017, CNH Industrial canceled all Performance Share Units (“PSU’s”) issued in 2014, 2015 and 2016 and issued a grant of PSU’s to key executive officers and select employees, with financial performance goals covering the three-year period from January 1, 2017 to December 31, 2019. The performance goal was a market condition with a payout schedule ranging from 0% to 130%. In 2018 and 2019, prorated share amounts covering performance through this same period were issued to select new employees entering the plan. In 2018 and 2019, 19 thousand and 167 thousand additional PSU’s were granted to Iveco Group key executive officers and select employees. On February 28, 2020 all PSU’s associated with these grants failed to meet their performance goals and were therefore forfeited. Iveco Group still incurred the expense associated with these awards but the awards themselves were never issued to their recipients.

2021-2023 Long-Term Incentive Plan

In February 2020, the Board of Directors of CNH Industrial approved the 2021-2023 Long-Term Incentive Plan under the EIP. In December 2020, CNH Industrial issued a new grant of PSUs to its key executive officers and select employees with the financial performance goals covering a three-year period culminating with a cliff vest date of February 28, 2024. Total PSUs earned will be determined by internal financial metrics which are considered performance vesting conditions. As such, compensation cost is accrued based on whether it is considered probable that the performance conditions will be satisfied. As of December 31, 2020, a total 1.7 million PSUs were granted to Iveco Group key executive officers and select employees, of which 615 thousand awards were awarded to Iveco Group key executive officers.

The fair value of the December 2020 PSU award group was calculated by using the CNH Industrial stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. The weighted average fair value of the awards that were issued in 2020 is $10.83 per share. The total number of shares that will eventually be issued may vary from the original estimate due to forfeiture or the level of achievement of the performance goals.

Under the 2017-2019 Long-Term Incentive Plan and 2021-2023 Long-Term Incentive Plan, 1.7 million, 0.8 million and 1 million of nonvested PSUs related to Iveco Group key executive officers and select employees where outstanding at December 31, 2020, 2019, and 2018, respectively, with a weighted average fair value of $9.61, $7.17 and $7.85, respectively.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Restricted Share Units

2017-2019 Long-Term Incentive Plan

On April 3, 2019, 107 thousand RSUs were granted to Iveco Group key executive officers and select employees, with a weighted average fair value of $10.18 measured using the CNH Industrial stock price on the grant date adjusted for the present value of future dividends that would not be received during the vesting period. A total of 84 thousand of those shares were granted to Iveco Group key executive officers. The grant had a cliff vest date of February 1, 2021.

2021-2023 Long-Term Incentive Plan

On December 4, 2020, two separate RSU grants were issued to Iveco Group key executive officers and select employees. Under the first RSU grant, 426 thousand RSUs were issued to Iveco Group key executive officers and select employees with a weighted average fair value of $11.43. Iveco Group key executive officers accounted for 103 thousand of the RSUs granted with a weighted average fair value of $11.43. These awards vested on December 31, 2020.

Under the second RSU grant, 1.3 million RSUs were issued, which are set to vest in three equal installments over a three-year period. The first tranche is set to vest on February 28, 2022. The second and third tranches are set to vest on February 28, 2023 and February 28, 2024, respectively. The weighted average fair value for the December 2020 three tranche award group are 11.23, $11.02, and $10.82, respectively. Iveco Group key executive officers accounted for 224 thousand of the 1.3 million awards granted. The shares granted to Iveco Group key executive officers follow the same vesting schedule and have a weighted average fair value of $11.23, $11.02, and $10.82, respectively.

Under the 2017-2019 Long-Term Incentive Plan and 2021-2023 Long-Term Incentive Plan, 1.4 million, 0.4 million and 0.6 million of nonvested RSUs related to Iveco Group key executive officers and select employees where outstanding at December 31, 2020, 2019, and 2018, respectively, with a weighted average fair value of $10.97, $11.21, and $11.92, respectively. Iveco Group key executive officers accounted for 308 thousand, 190 thousand, and 55 thousand worth of nonvested PSUs, with a weighted average fair value of $10.79, $10.11, and $12.40, respectively.

22.	Provisions for employee benefits

Iveco Group provides pension, healthcare, and insurance plans and other post-employment benefits to their employees and retirees, either directly or by contributing to independently administered funds. The way these benefits are provided varies according to the legal, fiscal and economic conditions of each country in which the Group operates, the benefits generally being based on the employees’ remuneration and years of service. Iveco Group provides post-employment benefits under defined contribution and defined benefit plans.

In the case of defined contribution plans, Iveco Group makes contributions to publicly or privately administered pension insurance plans on a mandatory, contractual, or voluntary basis. Once the contributions have been made, Iveco Group has no further payment obligations. Iveco Group recognizes the contribution cost when the employees have rendered their service and includes this cost by function in Cost of sales, Selling, general and administrative costs and Research and development costs. During the years ended December 31, 2020, 2019, and 2018, Iveco Group recorded expenses of approximately €240 million, €260 million and €250 million, respectively, for its defined contribution plans, inclusive of social security contributions.

Defined benefit plans may be unfunded, or they may be wholly or partly funded by contributions made by an entity, and sometimes by its employees, into an entity, or fund, that is legally separate from the employer from which the employee benefits are paid. Benefits are generally payable under these plans after the completion of employment. Defined benefit plans are classified by Iveco Group on the basis of the type of benefit provided as Pension plans and Other post-employment benefits.

Pension plans

Pension obligations primarily comprise the obligations of Iveco Group’s pension plans in the U.K., Germany and Switzerland.

Under these plans, contributions are made to a separate fund (trust) that independently administers the plan assets. Iveco Group’s funding policy is to contribute amounts to the plan equal to the amounts required to meet the minimum funding requirements pursuant to the laws of the applicable jurisdictions. The significant pension plans that we are required to fund are in the U.K. Iveco Group may also choose to make discretionary contributions in addition to the funding

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

requirements. To the extent that a fund is overfunded, the Group is not required to make further contribution to the plan in respect of minimum performance requirements so long as the fund is in surplus.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Other post-employment benefits

Other post-employment benefits consist of obligations for Italian Employee Leaving Entitlements up to December 31, 2006, loyalty bonus in Italy and various other similar plans in France, Germany, and Belgium. Until December 31, 2006, Italian companies with more than 50 employees were required to accrue for benefits paid to employees upon them leaving Italian legal entities. The scheme has since changed to a defined contribution plan. The obligation on our combined balance sheet represents the residual reserve for years until December 31, 2006. Loyalty bonus is accrued for employees who have reached pre-defined service seniority and are generally settled when employees leave the company. These plans are not required to be funded and, therefore, have no plan assets. Other post-employment benefits also include plan obligations for healthcare and insurance plans granted to Iveco Group employees working in France.

Provisions for employee benefits at December 31, 2020, 2019, and 2018 are as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Post-employment benefits:
Pension plans	262	265	232
Other post-employment benefits	209	214	203

Total Post-employment benefits	471	479	435

Other provisions for employees	79	59	91
Other long-term employee benefits	60	59	53

Total Provision for employee benefits	610	597	579

Defined benefit plan assets	1	—	—

Total Defined benefit plan assets	1	—	—

The item Other provisions for employees consists of the best estimate at the balance sheet date of short-term employee benefits payable by the Group within twelve months from the end of the period in which the employees render the related service.

The item Other long-term employee benefits consists of the Group’s obligation for those benefits generally payable during employment on reaching a pre-defined level of seniority in the company or when a specified event occurs, and reflects the probability of payment and the length of time over which this will be made.

In 2020, 2019, and 2018 changes in Other provisions for employees and in Other long-term employee benefits are as follows:

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2019	Accrual	Utilization	Change in the scope of consolidation and other changes	At December 31, 2020
	(€ million)
Other provisions for employees	59	76	(48)	(8)	79
Other long-term employee benefits	59	5	(5)	1	60

Total	118	81	(53)	(7)	139

	At December 31, 2018	Accrual	Utilization	Change in the scope of consolidation and other changes	At December 31, 2019
	(€ million)
Other provisions for employees	91	54	(71)	(15)	59
Other long-term employee benefits	53	12	(5)	(1)	59

Total	144	66	(76)	(16)	118

	At January 1, 2018	Accrual	Utilization	Change in the scope of consolidation and other changes	At December 31, 2018
	(€ million)
Other provisions for employees	90	65	(61)	(3)	91
Other long-term employee benefits	54	5	(6)	—	53

Total	144	70	(67)	(3)	144

The amounts recognized in the statement of financial position for pension plans at December 31, 2020, 2019, and 2018 are as follows:

	Defined benefit obligation			Fair value of plan assets			Net defined benefit balance
	2020	2019	2018	2020	2019	2018	2020	2019	2018
	(€ million)
Balance at the beginning of year	539	472	482	274	240	233	265	232	249

Current service cost	7	6	6	—	—	—	7	6	6
Interest expenses	4	7	6	—	—	—	4	7	6
Interest income	—	—	—	2	4	3	(2)	(4)	(3)
Other	—	—	5	—	—	—	—	—	5

Component of defined benefit cost recognized in the Combined Income Statement	11	13	17	2	4	3	9	9	14

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Return on plan assets	—	—	—	22	20	3	(22)	(20)	(3)
Changes in financial assumptions	27	57	(10)	—	—	—	27	57	(10)
Other(1)	3	2	—	—	—	—	3	2	—

Remeasurements recognized in the Combined Statement of Comprehensive Income	30	59	(10)	22	20	3	8	39	(13)

Contribution by employer	—	—	—	10	8	8	(10)	(8)	(8)
Contribution by plan participants	2	2	2	2	2	2	—	—	—
Benefits paid	(22)	(21)	(17)	(12)	(11)	(7)	(10)	(10)	(10)
Settlement	—	—	(4)	—	—	(4)	—	—	—
Exchange rate differences	(11)	14	2	(8)	11	2	(3)	3	—
Other	2	—	—	—	—	—	2	—	—

Balance at end of year	551	539	472	290	274	240	261	265	232
Thereof:
U.K.	208	206	179	164	156	137	44	50	42
Germany	206	206	187	—	—	—	206	206	187
Switzerland	124	116	99	119	112	98	5	4	1
Other countries	13	11	7	7	6	5	6	5	2

Total	551	539	472	290	274	240	261	265	232

Thereof:
Net defined benefit liability							262	265	232

Net defined benefit asset							1	—	—

(1)	Mainly includes experience adjustments.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Other post-employment benefits at December 31, 2020, 2019, and 2018 do not have plan assets; therefore, the net liability at the end of each year considered corresponds to the defined benefit obligation at the same date.

The amounts recognized in the statement of financial position for other post-employment benefits at December 31, 2020, 2019, and 2018 are as follows:

	Defined benefit obligation
	2020	2019	2018
	(€ million)
Balance at the beginning of year	214	203	211

Current service cost	5	4	4
Interest expenses	—	1	1

Component of defined benefit cost recognized in the Combined Income Statement	5	5	5

Changes in financial assumptions	(2)	21	(3)
Other(1)	6	(1)	4

Remeasurements recognized in the Combined Statement of Comprehensive Income	4	20	1

Benefits paid	(11)	(15)	(13)
Other	(3)	1	(1)

Balance at end of year	209	214	203
Thereof:
Italy	138	146	144
France	67	63	55
Other countries	4	5	4

Net defined benefit liability	209	214	203

(1)	Mainly includes experience adjustments.

The weighted average durations of post-employment benefits obligations are as follows:

N° of years
Pension plans	16
Other post-employment benefits	10

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Assumptions

The following significant assumptions were utilized in determining the funded status at December 31, 2020, 2019, and 2018, and the expense of Iveco Group’s defined benefit plans for the years ended December 31, 2020, 2019, and 2018:

		Assumptions used to determine funded status at year-end
		At December 31, 2020
(in %)	Pension plans	Other post-employment benefits
Weighted-average discount rates	0.72	0.43
Weighted-average rate of compensation increase	1.97	1.75

		At December 31, 2019
(in %)	Pension plans	Other post-employment benefits
Weighted-average discount rates	1.09	0.67
Weighted-average rate of compensation increase	2.56	1.79

		At December 31, 2018
(in %)	Pension plans	Other post-employment benefits
Weighted-average discount rates	1.84	1.64
Weighted-average rate of compensation increase	2.57	1.18

		Assumptions used to determine expense at year-end
		At December 31, 2020
(in %)	Pension plans	Other post-employment benefits
Weighted-average discount rates – current service cost	0.55	0.86
Weighted-average discount rates – interest cost	0.86	0.62
Weighted-average rate of compensation increase	2.56	1.79

		At December 31, 2019
(in %)	Pension plans	Other post-employment benefits
Weighted-average discount rates – current service cost	1.34	1.73
Weighted-average discount rates – interest cost	1.52	1.58
Weighted-average rate of compensation increase	2.57	1.18

		At December 31, 2018
(in %)	Pension plans	Other post-employment benefits
Weighted-average discount rates – current service cost	1.23	1.66
Weighted-average discount rates – interest cost	1.33	1.40
Weighted-average rate of compensation increase	2.66	0.59

Assumed discount rates are used in measurements of pension and other post-employment benefit obligations and net interest on the net defined benefit liability/asset. Iveco Group selects its assumed discount rates based on the consideration of equivalent yields on high-quality fixed income investments at the measurement date. The assumed discount rate is used to discount future benefit obligations back to today’s euros. The discount rates are based on a benefit

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

cash flow-matching approach and represent the rates at which the benefit obligations could effectively be settled as of the measurement date, December 31. The benefit cash flow-matching approach involves analyzing Iveco Group’s projected cash flows against a high-quality bond yield curve, mainly calculated using a wide population of AA-grade corporate bonds subject to minimum amounts outstanding and meeting other defined selection criteria.

Iveco Group reviews annually the mortality assumptions used in measurements of its pension, healthcare and other post-employment benefit obligations. Consideration is given to the assumptions used in the latest local funding valuations, and the latest tables applicable in each country.

Iveco Group uses the spot yield curve approach to estimate the service cost and net interest components by applying the specific spot rates along the yield curve used to determine the benefit obligations to relevant projected cash outflows.

Assumed discount rates have a significant effect on the amount recognized in the 2020 financial statements. A one percentage point change in the assumed discount rates would have the following effects:

	One percentage point increase	One percentage point decrease
	(€ million)
Effect on pension plans defined benefit obligation at December 31, 2020	(75)	98

Plan assets

The investment strategy for the plan assets depends on the features of the plan and on the maturity of the obligations. Typically, less mature plan benefit obligations are funded by using more equity securities as they are expected to achieve long-term growth exceeding the rate of inflation. More mature plan benefit obligations are funded using more fixed income securities as they are expected to produce current income with limited volatility. Risk management practices include the use of multiple asset classes and investment managers within each asset class for diversification purposes. Specific guidelines for each asset class and investment manager are implemented and monitored. Plan assets do not include treasury shares of the Company or properties occupied by Group companies.

The fair value of plan assets at December 31, 2020, 2019, and 2018 may be disaggregated by asset class and level as follows. Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

	Fair value of plan assets at December 31, 2020
	Total	Level 1	Level 2	Level 3
	(€ million)
Other types of investments:
Mutual funds(1)	165	—	165	—
Insurance contracts	123	—	—	123
Total Other types of investments	288	—	165	123

Cash	2	2	—	—

Total	290	2	165	123

(1)	This category includes mutual funds, which primarily invest in equities and corporate bonds.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	Fair value of plan assets at December 31, 2019
	Total	Level 1	Level 2	Level 3
	(€ million)
Other types of investments:
Mutual funds(1)	156	—	156	—
Insurance contracts	116	—	—	116
Total Other types of investments	272	—	156	116

Cash	2	2	—	—

Total	274	2	156	116

(1)	This category includes mutual funds, which primarily invest in equities and corporate bonds.

	Fair value of plan assets at December 31, 2018
	Total	Level 1	Level 2	Level 3
	(€ million)
Other types of investments:
Mutual funds(1)	131	—	131	—
Insurance contracts	102	—	—	102
Total Other types of investments	233	—	131	102

Cash	7	7	—	—

Total	240	7	131	102

(1)	This category includes mutual funds, which primarily invest in equities and corporate bonds.

Contribution

Iveco Group expects to contribute approximately €6 million to its pension plans in 2021. Over the next ten fiscal years, average annual benefit payments of €40 million are expected as of each of the three years ended December 31, 2020, 2019, and 2018. Potential outflows in the years after 2021 are subject to a number of uncertainties, including future asset performance and changes in assumptions.

23.	Other provisions

Changes in Other provisions are as follows:

	At December 31, 2019	Charge	Utilization	Release to income and other changes	At December 31, 2020
	(€ million)
Warranty and technical assistance provision	439	295	(286)	(50)	398
Restructuring provision	35	12	—	(6)	41
Investment provision	10	—	—	2	12
Other risks	647	727	(486)	(135)	753

Total Other provisions	1,131	1,034	(772)	(189)	1,204

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2018	Charge	Utilization	Release to income and other changes	At December 31, 2019
	(€ million)
Warranty and technical assistance provision	433	344	(296)	(42)	439
Restructuring provision	40	9	(13)	(1)	35
Investment provision	10	—	—	—	10
Other risks	617	668	(544)	(94)	647

Total Other provisions	1,100	1,021	(853)	(137)	1,131

	At January 1, 2018	Charge	Utilization	Release to income and other changes	At December 31, 2018
	(€ million)
Warranty and technical assistance provision	457	338	(305)	(57)	433
Restructuring provision	41	7	(15)	7	40
Investment provision	10	—	—	—	10
Other risks	715	633	(613)	(118)	617

Total Other provisions	1,223	978	(933)	(168)	1,100

The warranty and technical assistance provision represents management’s best estimate of commitments given by the Group for contractual, legal or constructive obligations arising from product warranties given for a specified period of time which begins at the date of delivery to the customer. This estimate has been calculated considering past experience and specific contractual terms. This provision also includes management’s best estimate of the costs that are expected to be incurred in connection with product defects that could result in a larger recall of vehicles. This provision for risks is developed through an assessment of reported damages or returns on a case-by-case basis.

The provision for other risks represents the amounts set aside by the individual companies of the Group principally in connection with contractual and commercial risks and disputes. The more significant balances of this provision are as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Commercial risks	305	271	207
Marketing and sales incentives programs	150	148	129
Legal proceedings and other disputes	33	22	116
Other reserves for risks and charges	265	206	165

Total Other risks	753	647	617

A description of these provisions follows:

•	Commercial risks - this provision relates to risks arising in connection with the sale of products and services.

•

Marketing and sales incentives programs - this provision relate to sales incentives that are offered on a contractual basis to the dealer networks and primarily given if the dealers achieve a specific cumulative level of sales transactions during the calendar year. This provision is estimated based on information available for the sales made by the dealers during the calendar year.

•	Legal proceedings and other disputes - this provision represents management’s best estimate of the liability to be recognized by the Group with regard to:

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

•	Legal proceedings arising in the ordinary course of business with dealers, customers, suppliers, or regulators (such as contractual, patent, or antitrust disputes).

•	Legal proceedings involving claims with active and former employees.

•

Other reserves for risks and charges - this item includes all the other provisions for miscellaneous risks and charges accrued by the Group legal entities in connection with risks which cannot be specifically attributed to the previous provision categories.

None of these provisions is individually significant. Each Group company recognizes a provision for legal proceedings when it is deemed probable that the proceedings will result in an outflow of resources. In determining their best estimate of the probable liability, each Group company assesses its legal proceedings on a case-by-case basis to estimate the probable losses that typically arise from events of the type giving rise to the liability. Their estimate takes into account, as applicable, the views of legal counsel and other experts, the experience of the company and others in similar situations and the company’s intentions with regard to further action in each proceeding. Iveco Group’s consolidated provision combines the individual provisions established by each of the Group’s companies.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

24.	Debt

An analysis of debt by nature and due date is as follows:

	At December 31, 2020
	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Asset-backed financing	2,031	—	—	2,031
Debt payable to CNH Industrial Group post-Demerger	2,563	—	—	2,563
Other debt:
Borrowings from banks	388	—	—	388
Payables represented by securities	92	—	—	92
Lease liabilities	57	105	44	206
Other	17	16	—	33
Total Other debt	554	121	44	719

Total Debt	5,148	121	44	5,313

	At December 31, 2019
	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Asset-backed financing	2,133	—	—	2,133
Debt payable to CNH Industrial Group post-Demerger	2,059	—	—	2,059
Other debt:
Borrowings from banks	599	—	—	599
Payables represented by securities	93	—	—	93
Lease liabilities	54	104	45	203
Other	17	43	—	60
Total Other debt	763	147	45	955

Total Debt	4,955	147	45	5,147

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2018
	Due within one year	Due between one and five years	Due beyond five years	Total
	(€ million)
Asset-backed financing	1,932	—	—	1,932
Debt payable to CNH Industrial Group post-Demerger	1,936	—	—	1,936
Other debt:
Borrowings from banks	745	16	7	768
Payables represented by securities	88	—	—	88
Other	47	20	—	67
Total Other debt	880	36	7	923

Total Debt	4,748	36	7	4,791

The item Asset-backed financing represents the financing received through both asset-backed commercial paper (“ABCP”) and factoring transactions which do not meet IFRS 9 derecognition requirements and are recognized as assets in the statement of financial position.

Debt payable to CNH Industrial Group post-Demerger mainly includes overdraft and advances/utilizations under cash management and/or cash pooling arrangements and loans granted by the CNH Industrial Group post-Demerger central treasury.

Due to the initial application of IFRS 16 as of January 1, 2019, €199 million of additional liabilities from leases were recognized. At December 31, 2018, only finance lease liabilities in accordance with IAS 17 (€2 million) were recognized, corresponding to financial lease agreements for property, plant and equipment whose net carrying amount totaling €4 million at December 31, 2018, was included in Property, plant and equipment (Note 13).

In 2020, €65 million for the principal portion of Lease liabilities and €5 million for interest expenses related to lease liabilities were paid. In 2019, €67 million for the principal portion of Lease liabilities and €6 million for interest expenses related to lease liabilities were paid.

The following table sets out a maturity analysis of Lease liabilities at December 31, 2020 and 2019:

	At December 31, 2020	At December 31, 2019
	(€ million)
Less than one year	61	58
One to two years	44	44
Two to three years	30	31
Three to four years	23	23
Four to five years	17	17
More than five years	50	52

Total undiscounted lease payments	225	225

Less: Interest	(19)	(22)

Total Lease liabilities	206	203

At December 31, 2020, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 6.8 years and 2.6%, respectively (7.0 years and 2.9% at December 31, 2019).

At December 31, 2020, 2019, and 2018 there was no debt secured with mortgages and other liens on assets of the Group, and the total carrying amount of assets acting as security for loans was not significant at December 31, 2020, 2019, and

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

2018. In addition, the Group’s assets include current receivables and cash with a pre-determined use to settle asset-backed financing of €48 million at December 31, 2020 (€32 million and €15 million at December 31, 2019, and 2018, respectively).

25.	Trade payables

An analysis by due date of trade payables is as follows:

	At December 31, 2020
	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Trade payables	3,079	3	—	3,082

	At December 31, 2019
	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Trade payables	3,050	—	—	3,050

	At December 31, 2018
	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Trade payables	2,924	—	—	2,924

26.	Other current liabilities

An analysis of Other current liabilities is as follows:

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Advances on buy-back agreements	1,105	1,310	1,632
Contract liabilities	1,118	1,096	1,192
Indirect tax payables	164	158	158
Accrued expenses and deferred income	94	98	116
Payables to personnel	112	120	118
Social security payables	75	82	82
Other	315	241	204

Total Other current liabilities	2,983	3,105	3,502

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

An analysis of Other current liabilities (excluding Accrued expenses and deferred income) by due date is as follows:

	At December 31, 2020
	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Other current liabilities (excluding Accrued expenses and deferred income)	1,606	1,212	71	2,889

	At December 31, 2019
	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Other current liabilities (excluding Accrued expenses and deferred income)	1,528	1,408	71	3,007

	At December 31, 2018
	due within one year	due between one and five years	due beyond five years	Total
	(€ million)
Other current liabilities (excluding Accrued expenses and deferred income)	1,691	1,634	61	3,386

Contract liabilities primarily relate to extended warranties/maintenance and repair contracts, and transactions for the sale of vehicles with a buy-back commitment. Contract liabilities include €600 million at December 31, 2020 (€583 million and €672 million at December 31, 2019, and 2018, respectively) for future rents related to buy-back agreements. Changes in Contract liabilities for the years ended December 31, 2020, 2019, and 2018 are as follows:

	At December 31, 2019	Additional amounts arising during the period	Amounts recognized within revenue	Translation differences and other changes	At December 31, 2020
	(€ million)
Contract liabilities	1,096	532	(528)	18	1,118

	At December 31, 2018	Additional amounts arising during the period	Amounts recognized within revenue	Translation differences and other changes	At December 31, 2019
	(€ million)
Contract liabilities	1,192	507	(604)	1	1,096

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At January 1, 2018	Additional amounts arising during the period	Amounts recognized within revenue	Translation differences and other changes	At December 31, 2018
	(€ million)
Contract liabilities	1,247	541	(595)	(1)	1,192

Advances on buy-back agreements includes the repurchase value of the vehicle relating to new vehicles sold with the buy-back commitment from Commercial and Specialty Vehicles included in Property, plant and equipment, as described in section “Significant accounting policies”.

27.	Commitments and contingencies

As a global company with a diverse business portfolio, the Iveco Group, in the ordinary course of business is exposed to numerous legal risks, including, without limitation, dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, competition law and other investigations and environmental claims. All significant matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims, or investigations could require the Iveco Group to pay substantial damages or fines or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect the Iveco Group’s financial position and results.

When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, Iveco Group recognizes specific provisions for this purpose. Contingent liabilities estimated by the Group, for which no provisions have been recognized since an outflow of resources is not considered probable at the present time, were not material at December 31, 2020 and 2019, and amounted to €15 million at December 31, 2018.

Although the ultimate outcome of legal matters pending against the Iveco Group and its subsidiaries cannot be predicted, the Iveco Group believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Combined Financial Statements.

Other litigation and investigation

Follow-on Damages Claims: in 2011 Iveco S.p.A., the Company’s wholly owned subsidiary, active in the commercial vehicle business, and its competitors in the European Union were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union (in the period 1997-2011) in relation to Medium and Heavy trucks. On July 19, 2016, the Commission announced a decision regarding five OEMs (the Decision) including a settlement with Iveco. In particular, Iveco received a reduction in its fine for cooperating with the European Commission throughout the investigation, and received the lowest fine of all manufacturers (except for one manufacturer that was granted whistleblower immunity for having informed the European Commission about the conduct in September 2010) of €494.6 million. One manufacturer, Scania, chose not to settle with the European Commission, and on September 27, 2017 the European Commission adopted a decision fining Scania approximately €880.5 million (the Scania Decision). Scania has appealed the Scania Decision to the General Court of the European Union and the appeal is ongoing.

As a consequence of these proceedings, Iveco S.p.A. and Iveco Magirus AG (IMAG), as well as some national companies of the Iveco brand (for example Iveco Limited and Iveco España) have been named as defendants in proceedings across Europe. Stellantis N.V., formerly Fiat Chrysler Automobiles N.V. (Stellantis), and CNH Industrial as, respectively, the former and current parent companies of Iveco/IMAG have also been sued as defendants in many proceedings. The consummation of the Demerger will not allow CNH Industrial to be excluded by current and future follow on proceedings originating from the Decision because under EU competition law a company will not be able to use corporate reorganizations to avoid liability for private damages claims. Furthermore, claimants may also decide to extend their judicial claims against the Company as economic successor of CNH Industrial. In the event one or more of these judicial

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

proceedings would result in a decision against Iveco S.p.A., IMAG, other national companies of Iveco, Stellantis N.V., CNH Industrial, and possibly the Company, ordering such companies to compensate one or more claimants for damages caused to such claimants as a result of the conduct that was the subject matter of the Decision, and Iveco or IMAG would not comply with such decisions, as a result of various intercompany arrangements, then CNH Industrial, Stellantis, the other national companies of Iveco, and possibly the Company will ultimately have recourse against Iveco and IMAG for the reimbursement of the damages effectively paid to such claimants.

More specifically, a large number of (direct and indirect) truck purchasers have claimed damages against various OEMs, including Iveco in various national courts for loss allegedly suffered as a result of the infringement. In such cases, alleged losses are generally calculated based on the difference between the price actually paid and the price that would have been paid in the absence of the infringing behaviour (often called the overcharge), with interest. Normally a truck customer claiming damages will need to prove that the infringement caused the overcharge, and the existence and quantum of such overcharge, even though they sometimes may benefit from certain rules of evidence such as (factual) presumptions or prima facie evidence under the applicable procedural rules (which vary depending on the jurisdiction in which the claim is brought). Claims have also been brought by purchasers of services provided using trucks (for example, road haulage services) who also allegedly suffered an overcharge.

The claims against Iveco differ significantly in scope as some truck purchasers only bought or leased a single truck while other cases include claimants who individually or collectively purchased a multitude of trucks. Furthermore, some truck customer claims have been combined in class actions or through claims vehicles to which the truck purchasers have assigned their respective damages claims. Some claims relate to trucks purchased only in the jurisdiction in which the claim is brought but many claims relate to truck purchases in multiple jurisdictions. In total, as of September 30, 2021, on the basis of information available to the Company, the current court proceedings across Europe involve approximately 108,292 Iveco trucks. The actual number of trucks involved in current court proceedings is however unknown: for example, there are class actions which are currently at the certification stage. For other proceedings, it is not yet known how many truck purchasers may assign their claims to the existing claims vehicles. Further, some proceedings are declaratory actions which may not identify the number of trucks included in the claim at this stage. This number, moreover, reflects the information asserted or estimated by the claimants (where provided, which is not always the case since in many actions claimants do not provide sufficient details of the number of trucks involved in their claims, nor the identity of the truck manufacturer, and in some other instances they do not provide any information at all). This number does not include cases where Iveco is not a party of the litigation (but where Iveco trucks may be involved) nor does it take into account any possible defence that has been (or may be in the future be) raised by Iveco (including, trucks not being covered by the Commission’s decision ratione temporis or otherwise, duplications, etc.).

For many of the same reasons it is not possible at this stage to accurately estimate the overall face value of the claims filed , nor of the claims relating to trucks manufactured and distributed by Iveco and other Iveco national companies. Furthermore, in many cases (including where some of these claims are declaratory actions), such value is not asserted by claimants (as it is the case in many proceedings in the Netherlands or in UK) or, where asserted, such amount reflects exclusively estimates made by claimants that remain unverified and in certain instances, unverifiable. Additionally, this amount mainly reflects claimants’ unchallenged view of these cases. Furthermore, such amounts (when asserted) are based on the number of vehicles of the various OEMs identified as defendants and the plaintiffs do not always identify the amount of the damages allegedly caused by each of such OEMs. Finally, this amount (when asserted) reflects the number of vehicles allegedly manufactured by each OEM, however this number needs to be verified in light of the boundaries of these cases (for instance, as to the time period of the alleged infringement or the type of vehicle involved). Against this background, and subject to the various limitations and caveats mentioned in this section, as of September 30, 2021 the face value of the judicial claims where at least one among Iveco, IMAG, other national companies of Iveco or CNH Industrial or Stellantis, as the case may be, are defendants is approximately €4.3 billion. This face value amount relates to all trucks included in these claims and therefore it includes trucks manufactured and distributed by other OEMs. For the reasons indicated above, it is not possible, at this point in time, to estimate the part of this face-value amount which, according to the claimants, allegedly would be directly attributable to Iveco or IMAG; however, considering the overall number of Iveco trucks involved in these proceedings (and subject to the various caveats and limitations mentioned as to how this number has be determined and to how this alleged face value amount has been asserted by claimants), it is expected that this face value amount would be significant.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Subject to the various limitations and caveats on the accurate assessment of such claims set out above, in Germany, as of September 30, 2021, approximately 100 claims are pending before national courts in which Iveco is involved, relating to approximately 40,000 Iveco trucks. Proceedings of claims vehicles are also pending in the Netherlands, where approximately 54 claims were pending as of September 30, 2021 (by claims vehicles and by individual truck purchasers). On the basis of information available, at the date of September 30, 2021, approximately 34,967 Iveco trucks are included in these Dutch proceedings. In England and Wales there are approximately 23 pending claims to which Iveco is a party. These include two applications to commence collective proceedings (class actions), which as of September 30, 2021 have not been certified for inclusion in collective proceedings. Most of these claims in England and Wales are in their early stages. Only two of the claims are currently listed for trial, which will not begin until March 2023 and April 2024 respectively. The claims (excluding the collective proceedings applications) pending in the U.K. at the date of September 30, 2021 include approximately 19,443 Iveco trucks. In Spain, as of September 30, 2021, there are approximately 1,161 pending claims. The claims in Spain are predominantly relatively small claims brought by individual purchasers and include approximately 9,079 Iveco trucks. In Italy, as of September 30, 2021, there are approximately 37 (including at least ten group actions) claims to which Iveco is a party, relating to approximately 2,400 Iveco trucks.

In most jurisdictions claims filed in court are still at an early stage and the courts have not delivered final judgments awarding damages. However, in Spain, as of September 30, 2021, there have been approximately 442 judgments in claims regarding Iveco at first instance (representing claims for approximately 2,500 Iveco trucks). In 368 of these judgments (representing claims for about 1,978 Iveco trucks), the court found that there was an overcharge. In most of those judgments the average overcharge amount was between 5% and 29%. Two of these judgements were overturned on appeal to the Spanish Courts of Appeal and the remainder are currently under appeal either to the Spanish Courts of Appeal or the Spanish Supreme Court. In 75 of the first instance judgments in claims against Iveco (representing claims for approximately 510 Iveco trucks), the claim was rejected. Some of these rejected claims are under appeal. In Italy, as of September 30, 2021, there has been one judgment at first instance in a case concerning one Iveco truck. This judgment (finding an overcharge of 15%) will be subject to appeal.

The extent and outcome of these claims cannot be predicted at this time and, therefore, the Group did not recognize any specific provision for these claims.

FPT Emissions Investigation: on July 22, 2020, a number of CNH Industrial’s offices in Europe were visited by investigators in the context of a request for assistance by the Public Prosecutors of Frankfurt am Main, Germany and Turin, Italy in relation to alleged noncompliance of two engine models produced by FPT Industrial S.p.A., a wholly owned subsidiary of Iveco Group as of the Demerger Effective Date, installed in certain Fiat Ducato (a vehicle manufactured and distributed by the Stellantis group) and Iveco Daily vehicles. FPT is providing its full cooperation to properly address the requests received. FPT, other companies of Iveco Group and third parties have received various requests for compensation by German and Austrian customers on various contractual and tort grounds, including requests for damages resulting out of the termination of the purchase contracts, or in the form of requests for an alleged lower residual value of their vehicles as a consequence of the alleged non-compliance with type approval regulations regarding emissions. In certain instances, other customers have brought judicial claims on the same legal and factual bases. As of September 30, 2021 these judicial claims are approximately 865 (for an approximately equivalent number of vehicles) and relate chiefly to Fiat Ducato vehicles, vehicles manufactured and distributed by the Stellantis group. In such proceedings FPT is usually second defendant. Although, at the date hereof, Iveco Group has no evidence of any wrongdoing, it cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings, including customer claims or potential class actions alleging emissions non-compliance. Therefore, Iveco Group did not recognize any specific provision in relation to this investigation.

Guarantees

Iveco Group provided guarantees on the debt or commitments of third parties and performance guarantees mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling €489 million, €390 million and €399 million as of December 31, 2020, 2019, and 2018, respectively.

28.	Segment reporting

The segment information disclosed in these Combined Financial Statements reflects the identifiable reporting segments of the Company and the financial information that the Chief Operating Decision Maker (“CODM”) reviewed to assess

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

performance and make decisions about resource allocation. The segments are organized based on products and services provided by Iveco Group.

Iveco Group has three operating segments:

•

Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and HEULIEZ BUS brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

•

Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.

•

Financial Services offers a range of financial products and services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used vehicles sold by Iveco Group brand dealers and distributors or directly by Iveco Group subsidiaries. In addition, Financial Services provides wholesale financing to Iveco Group brand dealers and distributors. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to Iveco Group Industrial Activities legal entities. Additionally, Financial Services, leveraging on its specific expertise, grants support to CNH Industrial post-Demerger financial services, by providing business process services to their European activities, and receiving a fee for the services rendered.

The activities carried out by the two industrial segments Commercial and Specialty Vehicles and Powertrain, and the Company, are collectively referred to as “Industrial Activities”.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

With reference to Industrial Activities’ segments, the CODM is expected to assess the segment performance and make decisions about resource allocation based upon Adjusted EBIT, which is deemed to more fully reflect Industrial Activities segments’ profitability. Adjusted EBIT of Industrial Activities is defined as profit/(loss) before taxes, Financial Services’ results, Industrial Activities’ financial expenses, restructuring costs, and non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. With reference to Financial Services, the CODM is expected to assess the performance of the segment and make decisions about resource allocation on the basis of net income.

The following table summarizes Adjusted EBIT of Industrial Activities by reportable segment:

	2020	2019	2018
	(€ million)
Commercial and Specialty Vehicles	(149)	171	242
Powertrain	195	323	325
Unallocated items, eliminations and other	(135)	(66)	(131)

Adjusted EBIT of Industrial Activities	(89)	428	436

A reconciliation from Adjusted EBIT of Industrial Activities to Iveco Group’s combined Profit/(loss) before taxes for the years ended December 31, 2020, 2019 and 2018 is provided below:

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	2020	2019	2018
	(€ million)
Adjusted EBIT of Industrial Activities	(89)	428	436

Adjustments/reclassifications to convert from Adjusted EBIT of Industrial Activities to Profit/(loss) before taxes:
Financial income/(expenses)	(112)	(157)	(235)
Restructuring costs	(32)	(40)	(28)
Other discrete items(1)	(270)	(164)	—
Other adjustments(2)	15	108	137
Total adjustments/reclassifications	(399)	(253)	(126)

Profit/(loss) before taxes	(488)	175	310

(1)

In 2020, this item primarily includes asset optimization charges of €247 million, other asset impairment charges of €6 million, and €17 million negative impact from the costs recognized by a Chinese joint venture, accounted for under the equity method, for valuation allowances against deferred tax assets and restructuring actions. In 2019, this item mainly included the other asset optimization charges for €148 million.

(2)	Primarily includes Financial Services results before taxes.

Net income of Financial Services for years ended December 31, 2020, 2019, and 2018 is summarized as follows, together with a reconciliation to Iveco Group’s combined Profit/(loss) before taxes for the same periods:

	2020	2019	2018
	(€ million)
Net income of Financial Services (A)	13	77	102

Eliminations and other (B)(*)	(385)	24	81
Income tax (expense) benefit (C)	116	(74)	(127)

Profit/(loss) before taxes (D) = (A) + (B) - (C)	(488)	175	310

(*)	Includes Net income of Industrial Activities

No segment asset is expected to be reported to the CODM for assessing performance and allocating resources. Additional reportable segment information is provided as follows.

Additional reportable segment information

Net Revenues by reportable segment for the years ended December 31, 2020, 2019, and 2018, are provided in Note 1.

Depreciation and amortization by reportable segment for the years ended December 31, 2020, 2019 and 2018 are provided below:

	2020	2019	2018
	(€ million)
Commercial and Specialty Vehicles	422	380	308
Powertrain	156	159	156
Unallocated items, eliminations and other	—	—	—

Total Industrial Activities	578	539	464
Financial Services	2	2	1
Eliminations and other	—	—	—

Total Depreciation and Amortization(*)	580	541	465

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

(*)	Excluding depreciation of assets on operating lease and assets sold with buy-back commitment.

Expenditures for long-lived assets by operating segments for the years ended December 31, 2020, 2019, and 2018 are provided below:

	2020	2019	2018
	(€ million)
Commercial and Specialty Vehicles	279	361	313
Powertrain	121	131	124
Unallocated items, eliminations and other	—	—	—

Total Industrial Activities	400	492	437
Financial Services	1	—	—
Eliminations and other	—	—	—

Total Expenditures for long-lived assets(*)	401	492	437

(*)	Excluding vehicles sold under buy-back commitments and operating leases.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

29.	Information by geographical area

The Company has its principal office in Turin, Italy. Revenues earned in Italy from external customers were €2,172 million, €2,866 million and €2,784 million in 2020, 2019, and 2018, respectively. Revenues earned in the rest of the world from external customers were €8,239 million, €9,082 million and €9,221 million in 2020, 2019, and 2018, respectively. The following table highlights revenues earned from external customers in the rest of the world by destination:

	2020	2019	2018
	(€ million)
France	1,652	1,824	1,779
Germany	1,146	1,245	1,287
China	536	412	421
Spain	452	652	685
Brazil	420	491	432
U.K.	379	504	583
South East and Japan Sub-region, excluding Pakistan	301	361	363
Poland	263	305	320
Czech Republic	243	233	213
Switzerland	232	218	200
Turkey, Caucasus and South Central Asia Sub-region	198	166	185
Austria	197	184	184
Belgium	179	219	179
Argentina	177	159	228
Australia and New Zealand	163	237	276
Netherlands	162	118	122
Russia	127	160	148
Portugal	126	142	139
Romania	116	128	189
Other	1,170	1,324	1,288

Total revenues from external customers in the rest of the world	8,239	9,082	9,221

Total non-current assets located in Italy, excluding financial assets, deferred tax assets, defined benefit assets and rights arising under insurance contracts, were €1,739 million, €1,833 million and €1,912 million at December 31, 2020, 2019, and 2018, respectively, and the total of such assets located in the rest of the world totaled €3,085 million, €3,215 million and €3,258 million at December 31, 2020, 2019, and 2018, respectively. The following highlights non-current assets by geographical area in the rest of the world:

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
France	853	879	915
Spain	704	705	678
Germany	532	553	589
United states	324	101	6
China	152	217	245
Brazil	88	127	127
Czech Republic	72	83	79
Switzerland	61	65	44
Belgium	59	66	64
U.K.	49	73	103
Portugal	39	60	84
Other	225	286	324

Total non-current assets in the rest of the world	3,158	3,215	3,258

In 2020, 2019, and 2018, no single external customer of Iveco Group accounted for 10 per cent or more of combined revenues.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

30.	Information on financial risks

We are exposed to the following financial risks connected with our operations:

•	credit risk related to our financing activities;

•	liquidity risk, with particular reference to the availability of funds and access to the credit market and to financial instruments in general;

•	market risk (primarily exchange rates and interest rates).

We attempt to actively manage these risks.

The quantitative data reported in the following paragraphs does not have any predictive value. In particular, the sensitivity analysis on market risks does not reflect the complexity of the market or the reaction, which may result from any changes that are assumed to take place.

Credit Risk

The Group’s credit risk differs in relation to the activities carried out by the segments and sales markets in which we operate; in all cases, however, the risk is mitigated by the large number of counterparties and customers.

Financial assets are recognized in the statement of financial position net of write-downs for the risk that counterparties may be unable to fulfill their contractual obligations, determined on the basis of the available information as to the creditworthiness of the customer and historical data.

The maximum credit risk to which we were theoretically exposed at the reporting date is represented by the carrying amounts stated for financial assets in the statement of financial position and the nominal value of the guarantees provided on debt or commitments of third parties.

Dealers and final customers are generally subject to specific assessments of their creditworthiness under a detailed scoring system. In addition to carrying out this evaluation process, we may also obtain financial and non-financial guarantees for risks arising from credit granted for the sale of commercial vehicles. These guarantees are further secured, where possible, by retention of title clauses or specific guarantees on financed vehicle sales to the distribution network and on vehicles under finance leasing agreements.

A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data. An account is typically considered in default when they are 90 days past due.

Iveco Group utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses

Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses

Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses

Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. Iveco Group continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Iveco Group’s allowance for credit losses is segregated into two portfolio segments: retail and wholesale. A portfolio segment is the level at which Iveco Group develops a systematic methodology for determining its allowance for credit

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

losses. Typically, Iveco Group’s receivables within a portfolio segment have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, Iveco Group considers historical loss rates for each category of customer and adjusts for forward-looking macroeconomic data.

In calculating the expected credit losses, Iveco Group’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which Iveco Group has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.

The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward-looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.

Liquidity risk

We are exposed to funding risk if there is difficulty in obtaining finance for operations at any given point in time.

The cash flows, funding requirements and liquidity of our subsidiaries are monitored on a centralized basis. The aim of this centralized system is to optimize the efficiency and effectiveness of the management of our capital resources.

Additionally, as part of our activities, we regularly carry out funding operations on the various financial markets which may take on different technical forms and which are aimed at ensuring that it has an adequate level of current and future liquidity.

Measures taken to generate financial resources through operations and to maintain an adequate level of available liquidity are an important factor in ensuring normal operating conditions and addressing strategic challenges. We therefore plan to meet our requirements to settle liabilities as they fall due and to cover expected capital expenditures by using cash flows from operations and available liquidity, renewing or refinancing bank loans and making recourse to the bond market and other forms of funding.

The main factors that determine our liquidity situation are the funds generated by or used in operating and investing activities and the debt lending period and its renewal features or the liquidity of the funds employed and market terms and conditions.

Iveco Group has adopted a series of policies and procedures whose purpose is to optimize the management of funds and to reduce the liquidity risk, as follows:

•	centralizing the management of receipts and payments, where it may be economical in the context of the local statutory, currency and fiscal regulations of the countries in which we are present;

•	maintaining an adequate level of available liquidity;

•	diversifying the means by which funds are obtained and maintaining a continuous and active presence on the capital markets;

•	obtaining adequate credit lines; and

•	monitoring future liquidity on the basis of business planning.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Details as to the repayment structure of the Iveco Group’s financial assets and liabilities are provided in Note 17 “Current Receivables and Other current financial assets” and in Note 24 “Debt”. Details of the repayment structure of derivative financial instruments are provided in Note 18 “Derivative assets and Derivative liabilities”.

Management believes that the funds currently available, together with the funds that will be generated from operating and financing activities, will enable Iveco Group to satisfy its requirements resulting from its investing activities and working capital needs and to fulfill its obligations to repay its debts at their natural due date.

Market risk

We operate in numerous markets worldwide and are exposed to market risks stemming from fluctuations in currency and interest rates.

The exposure to foreign currency risk arises both in connection with the geographical distribution of our industrial activities compared to the markets in which we sell our products, and in relation to the use of external borrowing denominated in foreign currencies.

The exposure to interest rate risk arises from the need to fund industrial and financial operating activities and the necessity to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

We regularly assess our exposure to foreign currency and interest rate risk and manage those risks through the use of derivative financial instruments in accordance with our established risk management policies.

Our policy permits derivatives to be used only for managing the exposure to fluctuations in exchange and interest rates connected with future cash flows and assets and liabilities, and not for speculative purposes.

We utilize derivative financial instruments designated as fair value hedges, mainly to hedge:

•	the currency risk on financial instruments denominated in foreign currency;

•	the interest rate risk on fixed rate loans and borrowings.

The instruments used for these hedges are mainly currency swaps, forward contracts, interest rate swaps and combined interest rate and currency financial instruments.

We use derivative financial instruments as cash flow hedges for the purpose of pre-determining:

•	the exchange rate at which forecasted transactions denominated in foreign currencies will be accounted for;

•

the interest paid on borrowings, both to match the fixed interest received on loans (customer financing activity), and to achieve a pre-defined mix of floating versus fixed rate funding structured loans.

The exchange rate exposure on forecasted commercial flows is hedged by currency swaps, forward contracts and currency options. Interest rate exposures are usually hedged by interest rate swaps and, in limited cases, by forward rate agreements.

Counterparties to these agreements are major and diverse financial institutions.

Information on the fair value of derivative financial instruments held at the balance sheet date is provided in Note 18 “Derivative assets and Derivative liabilities”.

Currency risk

We are exposed to risk resulting from changes in exchange rates, which can affect our earnings and invested equity.

Where one of our subsidiaries incurs costs in a currency different from that of its revenues, any change in exchange rates can affect the profit/(loss) of that company. In 2020 the total net trade flows exposed to currency risk amounted to the equivalent of 12% of our revenue (13% in both 2019 and 2018). The principal exchange rates to which we are exposed are the following:

•	EUR/CZK, predominately in relation to the production of Commercial and Specialty Vehicles (Bus) in Czech Republic;

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

•	EUR/GBP, predominately in relation to sales on the U.K. market;

•	EUR/CHF, predominately in relation to sales on the Swiss market;

•	EUR/PLN, predominately in relation to sales on the Polish market.

Trade flows exposed to changes in these exchange rates in 2020 made up approximately 58% of the exposure to currency risk from trade transactions.

It is the Group’s policy to use derivative financial instruments to hedge a pre-determined percentage, on average between 55% and 85%, of the forecasted trading transaction exchange risk exposure for the coming 12 months with additional flexibility to reach 0% or 100% (including risk beyond that date where it is believed to be appropriate) and to hedge completely the exposure resulting from firm commitments.

Group’s subsidiaries may hold trade receivables or payables denominated in a currency different from the subsidiary’s functional currency. In addition, in a limited number of cases, subsidiaries may obtain financing or use funds in a currency different from their functional currency. Changes in exchange rates may result in exchange gains or losses arising from these situations. It is our policy to hedge fully, whenever possible, the exposure resulting from receivables, payables and securities denominated in foreign currencies different from the subsidiary’s functional currency.

Group’s subsidiaries’ may have functional currency is different than the euro, which is the Group presentation currency. The income statements of those subsidiaries are converted into euros using the average exchange rate for the period, and while revenues and margins are unchanged in local currency, changes in exchange rates may lead to effects on the converted balances of revenues, costs and the results reported in euros.

The assets and liabilities of combined companies whose functional currency is different from the euro may acquire converted values in euros which differ as a function of the fluctuation in exchange rates. The effects of these changes are recognized directly in the Cumulative Translation Adjustments reserve, included in Other comprehensive income (see Note 21).

We monitor our principal exposure to translation exchange risk, although there was no specific hedging in place at December 31, 2020. There were no substantial changes in 2020 in the nature or structure of exposure to currency risk or in our hedging policies.

Sensitivity analysis

The potential loss in fair value of derivative financial instruments held for currency risk management (currency swaps/forwards, currency options, interest rate and currency swaps) at December 31, 2020 resulting from a hypothetical change of 10% in the exchange rates amounts to approximately €299 million (€275 million and €246 million at December 31, 2019, and 2018, respectively). The valuation model for currency options assumes that market volatility at year-end remains unchanged.

The underlying transactions (consisting of receivables, payables, and future trade flows) for which we put in place, as hedging transactions, the derivative financial instruments analyzed in the above mentioned sensitivity analysis, were not considered. It is reasonable to assume that changes in exchange rates will produce the opposite effect, of an equal or greater amount, on the underlying transactions that have been hedged.

Interest rate risk

Our Industrial Activities make use of external funds obtained in the form of financing and invest in monetary and financial market instruments. In addition, we sell receivables. Changes in market interest rates can affect the cost of financing, including the sale of receivables, or the return on investments of funds, causing an impact on the level of net financial expenses incurred by us.

In addition, Financial Services provides loans (mainly to customers and dealers), financing themselves primarily using various forms of external borrowings or asset-backed financing (e.g., securitization of receivables). Where the characteristics of the variability of the interest rate applied to loans granted differ from those of the variability of the cost of the financing/funding obtained, changes in the current level of interest rates can affect our profit/(loss).

In order to mitigate these risks, we use interest rate derivative financial instruments, mainly interest rate swaps and forward rate agreements.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Interest rate benchmark reform

Certain existing benchmark InterBank Offered Rates (IBORs) will be reformed by the authority and gradually replaced with alternative benchmark rates. Despite the uncertainty around the timing and precise nature of these changes, the existing benchmark interest rates are still applied as reference rates.

Group Treasury is managing the Group’s IBOR transition plan. The greatest change will be amendments to the contractual terms of the IBOR-referenced floating-rate debt and the corresponding update of the hedge designation.

In calculating the change in fair value attributable to the hedged risk of fixed-rate debt, the Group has made the following assumptions that reflect its current expectations:

•	the floating-rate debt will move to SOFR at the beginning of July 2023 and the spread will be similar to the spread included in the interest rate swap used as the hedging instrument;

•	no other changes to the terms of the floating-rate debt are anticipated; and

•	the Group does not expect any material impact deriving from the replacement of benchmark interest rate.

Sensitivity analysis

In assessing the potential impact of changes in interest rates, we separate fixed rate financial instruments (for which the impact is assessed in terms of fair value) from floating rate financial instruments (for which the impact is assessed in terms of cash flows).

The fixed rate financial instruments used by us consist of retail receivables, debt, ABCP, and other instruments.

The potential loss in fair value of fixed rate financial instruments (including the effect of interest rate derivative financial instruments) held at December 31, 2020, resulting from a hypothetical, unfavorable and instantaneous change of 10% in market interest rates, would have been approximately €6 million (nil at both December 31, 2019, and 2018).

Floating rate financial instruments consist principally of cash and cash equivalents, wholesale receivables, debt, and ABCPs. The effect of the sale of receivables is also considered in the sensitivity analysis as well as the effect of hedging derivative instruments.

A hypothetical change of 10% in short-term interest rates at December 31, 2020, applied to floating rate financial assets and liabilities, operations for the sale of receivables and derivative financial instruments, would have caused increased net expenses before taxes, on an annual basis, of approximately €1 million (€2 million and €3 million at December 31, 2019, and 2018, respectively).

This analysis is based on the assumption that there is a hypothetical change of 10% in interest rates across homogeneous categories. A homogeneous category is defined on the basis of the currency in which the financial assets and liabilities are denominated.

Other risks on derivative financial instruments

We have entered derivative contracts linked to commodity prices to hedge specific exposures on supply contracts.

Sensitivity analysis

In the event of a hypothetical change of 10% in the underlying raw materials prices, the potential loss in fair value of outstanding derivative financial instruments at December 31, 2020 linked to commodity prices would not have been significant (not significant at December 31, 2019, and 2018, respectively).

31.	Fair value measurement

Fair value levels presented below are described in the “Significant accounting policies – Fair value measurement” section of these Notes.

Assets and liabilities measured at fair value on a recurring basis

The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at December 31, 2020, 2019, and 2018:

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

		At December 31, 2020
	Note	Level 1	Level 2	Level 3	Total
		(€ million)
Equity investments measured at fair value through other comprehensive income	(14)	319	—	—	319
Other investments	(14)	—	—	5	5
Derivative assets	(18)	—	28	—	28

Total Assets		319	28	5	352

Derivative liabilities	(18)	—	(27)	—	(27)

Total Liabilities		—	(27)	—	(27)

		At December 31, 2019
	Note	Level 1	Level 2	Level 3	Total
		(€ million)
Equity investments measured at fair value through other comprehensive income	(14)	—	—	96	96
Derivative assets	(18)	—	8	—	8

Total Assets		—	8	96	104

Derivative liabilities	(18)	—	(39)	—	(39)

Total Liabilities		—	(39)	—	(39)

		At December 31, 2018
	Note	Level 1	Level 2	Level 3	Total
		(€ million)
Equity investments measured at fair value through other comprehensive income	(14)	—	—	—	—
Derivative assets	(18)	—	16	—	16

Total Assets		—	16	—	16

Derivative liabilities	(18)	—	(20)	—	(20)

Total Liabilities		—	(20)	—	(20)

The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 in 2020, 2019, and 2018:

	2020	2019	2018
	(€ million)
At January 1	96	—	—
Acquisitions/(disposals)	129	102	—
Gains/(Losses) recognized in Other comprehensive income/(loss)	1,321	(6)	—
Transfer from Level 3 to Level 1	(1,541)	—	—

At December 31	5	96	—

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

In 2020, Transfer from Level 3 include the investment in Nikola Corporation, reclassified to Level 1 upon the completion in June 2020 of its business combination with VectoIQ Acquisition Corp. and continued listing of the combined company’s shares. Refer to Note 14 for additional information on this investment.

Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 18 “Derivative assets and Derivative liabilities”.

Assets and liabilities not measured at fair value

The estimated fair values for financial assets and liabilities that are not measured at fair value in the statement of financial position at December 31, 2020, 2019 and 2018 are as follows:

		At December 31, 2020
	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
		(€ million)
Total Financial receivables from CNH Industrial Group post-Demerger	(17)	—	—	3,543	3,543	3,543

Retail financing	(17)	—	—	10	10	9
Dealer financing	(17)	—	—	2,715	2,715	2,720
Finance leases	(17)	—	—	78	78	77
Other receivables from financing activities	(17)	—	—	25	25	25

Total Receivables from financing activities		—	—	2,828	2,828	2,831

Asset-backed financing	(24)	—	2,032	—	2,032	2,031
Debt payable to CNH Industrial Group post-Demerger	(24)	—	—	2,563	2,563	2,563
Borrowings from banks	(24)	—	389	—	389	388
Payables represented by securities	(24)	—	92	—	92	92
Lease liabilities	(24)	—	—	206	206	206
Other debt	(24)	—	33	—	33	33

Total Debt		—	2,546	2,769	5,315	5,313

		At December 31, 2019
	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
		(€ million)
Total Financial receivables from CNH Industrial Group post-Demerger	(17)	—	—	3,395	3,395	3,395

Retail financing	(17)	—	—	10	10	10
Dealer financing	(17)	—	—	2,929	2,929	2,930
Finance leases	(17)	—	—	114	114	114
Other receivables from financing activities	(17)	—	—	82	82	82

Total Receivables from financing activities		—	—	3,135	3,135	3,136

Asset-backed financing	(24)	—	2,133	—	2,133	2,133
Debt payable to CNH Industrial Group post-Demerger	(24)	—	—	2,059	2,059	2,059
Borrowings from banks	(24)	—	600	—	600	599
Payables represented by securities	(24)	—	93	—	93	93
Lease liabilities	(24)	—	—	203	203	203
Other debt	(24)	—	60	—	60	60

Total Debt		—	2,886	2,262	5,148	5,147

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

		At December 31, 2018
	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
		(€ million)
Total Financial receivables from CNH Industrial Group post-Demerger	(17)	—	—	3,353	3,353	3,353

Retail financing	(17)	—	—	22	22	21
Dealer financing	(17)	—	—	2,629	2,629	2,630
Finance leases	(17)	—	—	161	161	160
Other receivables from financing activities	(17)	—	—	36	36	36

Total Receivables from financing activities		—	—	2,848	2,848	2,847

Asset-backed financing	(24)	—	1,932	—	1,932	1,932
Debt payable to CNH Industrial Group post-Demerger	(24)	—	—	1,936	1,936	1,936
Borrowings from banks	(24)	—	769	—	769	768
Payables represented by securities	(24)	—	88	—	88	88
Other debt	(24)	—	67	—	67	67

Total Debt		—	2,856	1,936	4,792	4,791

Receivables from financing activities

The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.

Debt

The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at year-end adjusted for the Group non-performance risk over the remaining term of the financial liability. Debt payable to CNH Industrial Group post-Demerger is included in Level 3 as its carrying amount is estimated to approximate its fair value.

The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.

Other financial assets and liabilities

The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current receivables and financial assets, Trade payables and Other current liabilities included in the statement of financial position approximates their fair value, due to the short maturity of these items.

32.	Related party transactions

In accordance with IAS 24 – Related Party Disclosures, Iveco Group’s related parties are companies and persons capable of exercising control, joint control or significant influence over the Group. As of December 31, 2020, 2019, and 2018, related parties included EXOR N.V and its subsidiaries and affiliates, including CNH Industrial Group post-Demerger, Stellantis N.V. (formerly Fiat Chrysler Automobiles N.V. which, effective January 16, 2021, merged with Peugeot S.A. by means of a cross-border legal merger) and its subsidiaries and affiliates (“Stellantis”), and Iveco Group’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of Iveco Group with strategic responsibility and members of their families were also considered related parties.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Transactions with EXOR N.V. and its subsidiaries and affiliates

EXOR N.V. is an investment holding company. As of December 31, 2020 and 2019, among other things, EXOR N.V. managed a portfolio that includes investments in Stellantis. Iveco Group did not enter into any significant transactions with EXOR N.V. during the years ended December 31, 2020 and 2019.

In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (which was subsequently merged into Fiat Chrysler Automobiles N.V. which is now Stellantis), the two companies entered into a Master Services Agreement (“Stellantis MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and Stellantis provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the Stellantis MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the Stellantis MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. During 2020, 2019, and 2018, Stellantis subsidiaries provided Iveco Group with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the Stellantis MSA and the applicable Opt-in letters. After the Demerger, the Stellantis MSA is expected to be duplicated at the same terms and conditions between Iveco Group and Stellantis.

Furthermore, Iveco Group and Stellantis might engage in other minor transactions in the ordinary course of business.

These transactions with Stellantis are reflected in the Combined Financial Statements as follows:

	2020	2019	2018
	(€ million)
Net revenues	524	642	633
Cost of sales	171	259	342
Selling, general and administrative costs	63	74	66

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Trade receivables	6	3	7
Trade payables	51	50	83

Transactions with CNH Industrial Group post-Demerger

Historically, Iveco Group and CNH Industrial Group post-Demerger entered into transactions primarily of commercial nature and consisting in the sale of engines from Iveco Group to CNH Industrial Group post-Demerger, but also covering services in relation to general administrative and specific technical matters, provided by either Iveco Group to CNH Industrial post-Demerger and vice versa.

The transactions with CNH Industrial Group post-Demerger are reflected in the Combined Financial Statements as follows:

	2020	2019	2018
	(€ million)
Net revenues	526	701	761
Cost of sales	25	31	47

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	At December 31, 2020	At December 31, 2019	At December 31, 2018
	(€ million)
Trade receivables	159	124	208
Financial receivables	3,543	3,395	3,353
Debt	2,563	2,059	1,936
Trade payables	61	78	38

For completeness of information, before the Demerger, Iveco Group and the CNH Industrial Group entered into agreements, primarily of commercial nature, but also covering general administrative and specific technical matters as well as services provided by CNH Industrial N.V., as follows.

Master Service Agreements: in relation to certain services provided by either Iveco Group to CNH Industrial post-Demerger and vice versa, in connection with the execution of the Demerger Deed, Iveco Group and CNH Industrial entered into a two-year Master Services Agreement (“MSA”) whereby each Party (and its subsidiaries) may provide services to the other (and its subsidiaries). Services provided under the MSA relate mainly to lease of premises and depots and IT services.

Engine Supply Agreement: in relation to the design and supply of off-road engines from Iveco Group to CNH Industrial post-Demerger, in connection with the execution of the Demerger Deed, Iveco Group and CNH Industrial entered into a ten-year Engine Supply Agreement (“ESA”) whereby Iveco Group will sell to CNH Industrial post-Demerger diesel, CNG and LNG engines and provide post-sale services.

Financial Service Agreement: in relation to certain financial services activities carried out by either Iveco Group to CNH Industrial Group post-Demerger or vice versa, in connection with the execution of the Demerger Deed, Iveco Group and CNH Industrial entered into a three-year Master Services Agreement (“FS MSA”), whereby each Party (and its subsidiaries) may provide services and/or financial services activities to the other (and its subsidiaries). Services provided under the FS MSA relate mainly to wholesale and retail financing activities to suppliers, distribution network and customers.

Transactions with joint ventures

Iveco Group sells commercial vehicles and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Net revenues from joint ventures totaled €603 million in 2020 (€481 million and €551 million in 2019 and 2018, respectively) and trade receivables from joint ventures totaled €125 at December 31, 2020 (€91 million and €76 million at December 31, 2019 and 2018, respectively).

At December 31, 2020, 2019, and 2018, Iveco Group had provided guarantees on commitments of its joint ventures for an amount of €211 million, €129 million and €140 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Transactions with associates

Iveco Group sells trucks and commercial vehicles and provides services to associates. In 2020, revenues from associates totaled €155 million (€146 million and €142 million in 2019, and 2018, respectively). In 2020, cost of sales from associates totaled €12 million (€10 million and €24 million in 2019 and 2018, respectively). At December 31, 2020 receivables from associates amounted to €11 million (€14 million and €14 million in 2019, and 2018, respectively). Trade payables to associates amounted to €23 million at December 31, 2020 (€24 million and €27 million at December 31, 2019, and 2018, respectively). At December 31, 2020, 2019, and 2018, Iveco Group had provided guarantees on commitments of its associates for an amount of €263 million, €246 million and €228 million related to CNH Industrial Capital Europe S.a.S.

Transactions with unconsolidated subsidiaries

In the years ended December 31, 2020, 2019, and 2018, there were no material transactions with unconsolidated subsidiaries.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

Compensation to Directors and Key Management

As the Iveco Group has not had its separate Board of Directors, no compensation of the Board of Directors has been presented.

Since the Iveco Group has not had a separate management team during the periods presented, a share of the compensation of CNH Industrial Group’s key management was allocated to Iveco Group and recognized in the Combined Financial Statements for a total amount of €9 million in 2020 (€7 million and €10 million in 2019 and 2018, respectively). The allocation was determined using a key based on the number of employees.

As the Iveco Group did not operate as a stand-alone public company during the historical periods, the amounts presented above are not indicative of the Iveco Group’s key management compensation in the future.

33.	Explanatory notes to the statement of cash flows

The statement of cash flows sets out changes in cash and cash equivalents during the year. As required by IAS 7 - Cash Flow Statements, cash flows are separated into operating, investing and financing activities. The effects of changes in exchange rates on cash and cash equivalents are shown separately under the line item Translation exchange differences.

The Group presents supplemental discussion and disclosure regarding the statement of cash flows for the purpose of additional analysis. Items discussed below, are reflected within the combined statement of cash flows either on an aggregate or net basis, and accordingly have been discussed further as set forth below.

The Cash flows for income tax payments net of refunds in 2020 amount to €68 million (€99 million in 2019 and €88 million in 2018).

Total interest of €78 million was paid and interest of €22 million was received in 2020 (interest of €77 million was paid and interest of €5 million was received in 2019, respectively, and interest of €91 million was paid and interest of €6 million was received in 2018, respectively).

Operating activities

Cash flows from/(used in) operating activities derive mainly from the Group’s main revenue producing activities.

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.

Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

The adjustment to exclude Other non-cash items of €99 in 2020 (€34 million in 2019 and €-8 million in 2018) includes an amount of €76 million (€10 million in 2019 and €-13 million in 2018) related to result from investments net of impairment losses on assets recognized during the year.

Changes in working capital for 2020, 2019, and 2018 are summarized as follows:

	2020	2019	2018
	(€ million)
Change in trade receivables	(107)	40	(43)
Change in inventories	133	(84)	(198)
Change in trade payables	102	150	(8)
Change in other receivables/payables	59	15	40

Change in working capital	187	121	(209)

Investing activities

Cash flows from/(used in) investing activities represent the extent to which expenditures have been made for resources intended to generate future income and cash flows. Only expenditures resulting in an asset recognized in the balance sheet are classified as investing activities in the statement of cash flows. In particular, Cash flows from/(used in) investing activities include net change in receivables from financing activities that may be analyzed as follows:

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

	2020	2019	2018
	(€ million)
Change in dealer financing	191	(293)	354
Change in retail financing	—	7	(14)
Change in finance leases	23	45	45
Change in other receivables from financing activities	1	(30)	3

Net change in receivables from financing activities	215	(271)	388

Liquidity absorbed by the increase in receivables from financing activities in 2020 was primarily a result of increased financing activities.

For consideration for the acquisition and disposal of subsidiaries and of other investments, refer to section “Business Combinations” above and to Note 14.

Financing activities

The net change in debt and derivative assets/liabilities mainly reflects changes in borrowings from banks and in asset-backed financing, together with changes in derivative assets and liabilities (consisting of derivative financial instruments measured at fair value at the balance sheet date, as discussed in Note 18 above).

Changes in 2020, 2019, and 2018 are summarized as follows:

	2020	2019	2018
	(€ million)
Change in asset-backed financing	(102)	201	(91)
Change in borrowings from banks and other debt	(293)	(214)	34

Net change in debt	(395)	(13)	(57)

Net change in derivative assets and derivative liabilities	(4)	(15)	3

Net change in debt and derivative assets/liabilities	(399)	(28)	(54)

Reconciliation of changes in liabilities arising from financing activities may be analyzed as follows:

	2020	2019	2018
	(€ million)
Total Debt at beginning of year(1)	3,088	2,855	2,984
Derivative (assets)/liabilities at beginning of year	4	2	—

Total liabilities from financing activities at beginning of year	3,092	2,857	2,984

Cash flows	(399)	(28)	(54)
Other changes	29	263	(73)

Total liabilities from financing activities at end of year	2,754	3,092	2,859

Of which:
Total Debt at end of year(1)	2,750	3,088	2,857
Derivative (assets)/liabilities at end of year	4	4	2

(1)	Excluding Debt payable to CNH Industrial Group post-Demerger

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

34.	Subsequent events

Iveco Group has evaluated subsequent events through October 29, 2021, which is the date the financial statements were authorized for issuance. No significant events have occurred.

35.	Companies included in the scope of the Combined Financial Statements

These Combined Financial Statements have been prepared to represent the combined historical results of operations, financial position and cash flows of the Iveco Group business structure that will be controlled by the Company following the Demerger. The Combined Financial Statements are presented as if the entities controlled directly or indirectly by CNH Industrial until the Demerger and that will be controlled by the Company afterwards, together with other assets and liabilities, had been combined for all periods presented.

IVECO GROUP N.V

NOTES TO THE COMBINED FINANCIAL STATEMENTS

For the Years Ended December 31, 2020, 2019, and 2018

The main legal entities comprising the Iveco Group, including major subsidiaries, joint ventures and associates, are provided below:

Name of Subsidiary	Country of Incorporation	Percentage Interest Held
Iveco S.p.A.	Italy	100.00%
FPT Industrial S.p.A.	Italy	100.00%
CNH Industrial Capital Solutions S.p.A.	Italy	100.00%
Iveco Magirus AG	Germany	94.00%
Iveco Espana S.L.	Spain	100.00%
IVECO FRANCE SAS	France	100.00%
CNH Industrial Financial Services S.A.	France	100.00%
Iveco Czech Republic A.S.	Czech Republic	98.84%
SAIC Fiat Powertrain Hongyan Co. Ltd.	People’s Rep.of China	60.00%
Iveco Defence Vehicles SpA	Italy	100.00%
Iveco Limited	United Kingdom	100.00%
CAMIONES IVECO ARGENTINA S.A.	Argentina	100.00%
FPT INDUSTRIAL BRASIL LTDA.	Brazil	100.00%
Iveco Poland Sp. z o.o.	Poland	100.00%
Iveco Belgium N.V.	Belgium	100.00%
Magirus GmbH	Germany	84.43%
Heuliez Bus S.A.S.	France	100.00%
Iveco Trucks Australia Limited	Australia	100.00%

Name of Joint Venture
Naveco (Nanjing IVECO Motor Co.) Ltd.(1)	People’s Rep.of China	50.00%

Name of Associate
CNH Industrial Capital Europe S.a.S.	France	24.95	%(2)

(1)

During the first half of 2021, Iveco Group and the partner (SAIC Group) completed the regulatory filings required for the finalization of the sale of our 30.1% to SAIC Group. Closing of the transaction occurred in the third quarter of 2021.

(2)	This percentage represents the interest held by Iveco Group N.V. through its 50% interest in FS-Sub-Holding.

Iveco Group N.V.

Combined financial statements as at December 31, 2020, 2019 and 2018

EY S.p.A. Via Meucci, 5 10121 Torino	Tel: +39 011 5161611 Fax: +39 011 5612554 ey.com

Independent auditor’s report

To the Board of Directors of

Iveco Group N.V.

Report on the audit of the combined financial statements

Opinion

We have audited the combined financial statements of the Iveco Group Business of CNH Industrial N.V. and its subsidiaries (the “Group”), which comprise the combined statement of financial position as at December 31, 2020, 2019 and 2018, and the combined income statement, combined statement of comprehensive income, cash flows and changes in invested equity for each of the three years in the period ended December 31, 2020, and notes to the combined financial statements, including a summary of significant accounting policies (collectively referred to as the “Combined Financial Statements”).

In our opinion, the Combined Financial Statements give a true and fair view of the combined financial position of the Group as at December 31, 2020, 2019 and 2018, and of its combined financial performance and its combined cash flows for each of the three years in the period ended December 31, 2020 in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the Combined Financial Statements section of our report. We are independent of the Iveco Group N.V. in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code) together with the ethical requirements that are relevant to our audit of the combined financial statements in Italy, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other matters

The Combined Financial Statements were prepared solely for the purpose of its inclusion in the Prospectus to be filed in connection with the proposed separation of the Iveco Group Business from CNH Industrial N.V. and the admission to listing and trading of all the common shares of Iveco Group N.V. on the Euronext Milan, a regulated market operated by Borsa Italiana S.p.A..

Responsibilities of management for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the Combined Financial Statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of Combined Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Combined Financial Statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going

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concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities for the audit of the Combined Financial Statements

Our objectives are to obtain reasonable assurance about whether the Combined Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Combined Financial Statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the Combined Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Combined Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the Combined Financial Statements, including the disclosures, and whether the Combined Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the Combined Financial Statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with management (those charged with governance) regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Turin, October 29, 2021

EY S.p.A.

Roberto Grossi

(Auditor)

THE COMPANY

Iveco Group N.V.

Via Puglia n. 35,

10156 Turin

Italy

LEGAL ADVISERS TO THE COMPANY

as to Dutch law Freshfields Bruckhaus Deringer LLP Strawinskylaan 10 1077 XZ Amsterdam The Netherlands	as to US law Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 United States	as to Italian law Legance Avvocati Associati Via Broletto, 20 20123 Milan Italy

AGENT

Computershare S.p.A.

Via Lorenzo Mascheroni, 19

20145 Milan

Italy

INDEPENDENT AUDITOR TO THE COMPANY

Ernst & Young Accountants LLP

Boompjes 258

3011 XZ Rotterdam

The Netherlands